      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1996.



                                                      REGISTRATION NO. 333-03330

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1



                                       TO


                                  FORM S-4/S-3
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  TRACOR, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                               8711                              74-2618088
  (State or other jurisdiction of       (Primary Standard Industrial               (I.R.S. Employer
  incorporation or organization)          Classification Code No.)                Identification No.)

                                6500 TRACOR LANE
                              AUSTIN, TEXAS 78725
                                 (512) 926-2800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                JAMES B. SKAGGS
                                  TRACOR, INC.
                                6500 TRACOR LANE
                              AUSTIN, TEXAS 78725
                                 (512) 926-2800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                DARREL A. RICE, ESQ.                                  J. STEPHEN HATFIELD, P.C.
          WINSTEAD SECHREST & MINICK P.C.                     AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                  1201 ELM STREET                                  1700 PACIFIC AVENUE, SUITE 4100
               5400 RENAISSANCE TOWER                                    DALLAS, TEXAS 75201
                DALLAS, TEXAS 75270                                         (214) 969-2837
                   (214) 745-5255

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE


====================================================================================================================================
                                                                           PROPOSED MAXIMUM   PROPOSED MAXIMUM
                TITLE OF EACH CLASS OF                      AMOUNT TO       OFFERING PRICE        AGGREGATE          AMOUNT OF
             SECURITIES TO BE REGISTERED                  BE REGISTERED        PER SHARE       OFFERING PRICE    REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..........................    8,267,435(1)      Not Applicable     Not Applicable      40,074.08(2)
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..........................    4,500,000(3)            --                 --              --   (3)
====================================================================================================================================


(1) This Registration Statement relates to shares of common stock, par value $.01 per share ("Tracor Common Stock"), of the Registrant to be received by Westmark Systems, Inc. pursuant to the Acquisition as described in the enclosed Joint Proxy Statement/Prospectus.
(2) Pursuant to Rule 457(f), the registration fee was computed on the basis of the value as of December 31, 1995, of the Class A Common Stock, the Series B Warrant and the Series C Warrant held by Westmark, as adjusted for other consideration to be received by the Registrant pursuant to the Acquisition.
(3) This Registration Statement also relates to the reoffering in an underwritten public offering of up to 4,500,000 shares (the "Resale Shares") of the Tracor Common Stock to be received by the selling stockholders as described in the enclosed Joint Proxy Statement/Prospectus. No separate registration fee is payable in respect of the Resale Shares, which are included in the shares with respect to which a fee is being paid pursuant to Note (2) above.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                  TRACOR, INC.
                                    FORM S-4

        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

                                                                       LOCATION IN
                       FORM S-4 ITEM                           PROXY STATEMENT/PROSPECTUS
     --------------------------------------------------  ---------------------------------------
  A. INFORMATION ABOUT THE TRANSACTION
       1. Forepart of Registration Statement and
            Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
       2. Inside Front and Outside Back Cover Pages of
            Prospectus.................................  Available Information; Incorporation of
                                                           Certain Documents by Reference; Table
                                                           of Contents
       3. Risk Factors, Ratio of Earnings to Fixed
            Charges and Other Information..............  Summary; Risk Factors
       4. Terms of the Transaction.....................  Summary; The Proposed Acquisition and
                                                           Related Matters: Description of
                                                           Tracor Capital Stock
       5. Pro Forma Financial Information..............  Summary; Tracor -- Selected Historical
                                                         and Pro Forma Financial Data
       6. Material Contacts with the Company Being
            Acquired...................................  Summary; The Proposed Acquisition and
                                                           Related Matters
       7. Additional Information Required for
            Reoffering by Persons and Parties Deemed To
            Be Underwriters............................  See Resale Prospectus
       8. Interests of Named Experts and Counsel.......  Experts; Legal Matters
       9. Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities................................  Inapplicable
  B. INFORMATION ABOUT THE REGISTRANT
      10. Information with Respect to S-3
            Registrants................................  Available Information; Incorporation of
                                                           Certain Documents by Reference;
                                                           Tracor
      11. Incorporation of Certain Information by
            Reference..................................  Incorporation of Certain Documents by
                                                           Reference
      12. Information with Respect to S-2 or S-3
            Registrants................................  Inapplicable
      13. Incorporation of Certain Information by
            Reference..................................  Inapplicable
      14. Information with Respect to Registrants Other
            than S-2 or S-3 Registrants................  Inapplicable
  C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED
      15. Information with Respect to S-3 Companies....  Inapplicable
      16. Information with Respect to S-2 or S-3
            Companies..................................  Inapplicable
      17. Information with Respect to Companies Other
            than S-2 or S-3 Companies..................  Summary; Westmark

                                                                       LOCATION IN
                       FORM S-4 ITEM                           PROXY STATEMENT/PROSPECTUS
     --------------------------------------------------  ---------------------------------------
  D. VOTING AND MANAGEMENT INFORMATION
      18. Information if Proxies, Consents or
            Authorizations Are to be Solicited.........  Outside Front Cover Page; Summary;
                                                           Stockholder Proposals; Voting and
                                                           Proxies; The Proposed Acquisition and
                                                           Related Matters; Tracor -- Stock
                                                           Ownership of Management and Principal
                                                           Stockholders; Tracor -- Management
      19. Information if Proxies, Consents or
            Authorizations Are Not to be Solicited, or
            in an Exchange Offer.......................  Inapplicable

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of Prospectuses. The Joint Proxy Statement/Prospectus is to be used in connection with the annual meeting of stockholders of Tracor, Inc. ("Tracor") to be held to consider and vote upon the approval of the Acquisition Agreement (as defined therein) and related transactions described therein and in connection with the special meeting of shareholders of Westmark Systems, Inc. ("Westmark") to be held to consider and vote upon the approval of the Acquisition Agreement and related transactions described therein. The Joint Proxy Statement/Prospectus also relates to proposals to amend the certificate of incorporation of Tracor as described therein, to amend the bylaws of Tracor as described therein, to elect directors of Tracor, and to ratify the selection of independent auditors of Tracor. The Joint Proxy Statement/Prospectus also is to be used as a prospectus relating to the shares of Tracor common stock issuable in connection with the acquisition by Tracor of substantially all the assets of Westmark pursuant to the Acquisition Agreement.

     The Resale Prospectus is to be used by certain shareholders of Westmark in connection with the resale in an underwritten public offering of shares of Tracor common stock to be received by such shareholders from Westmark upon its liquidation.

     Following the narrative portion of the Joint Proxy Statement/Prospectus are financial statements that will be included in both prospectuses.

                                  TRACOR, INC.

To Our Stockholders:


     You are cordially invited to attend the annual meeting of the stockholders of Tracor, Inc. ("Tracor") to be held at Tracor, Inc., 6500 Tracor Lane, Austin, Texas 78725, on June 13, 1996 at 10:00 a.m.


     At the meeting you will be asked to consider and vote upon two proposals relating to the acquisition (the "Acquisition") of substantially all of the assets of Westmark Systems, Inc. ("Westmark") pursuant to that certain Acquisition Agreement, dated as of March 9, 1996, as amended (the "Acquisition Agreement"), by and among Tracor and Westmark. In respect of the Acquisition, you will be asked to consider and vote upon (i) a proposal (the "Tracor Share Issuance Proposal") to issue shares of common stock, $.01 par value per share (the "Tracor Common Stock"), of Tracor to Westmark in the Acquisition and (ii) a proposal to amend and restate the Certificate of Incorporation of Tracor to eliminate certain provisions contained therein, including the provisions relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Tracor, which will be repurchased from Westmark pursuant to the Acquisition Agreement (the "Tracor Charter Amendment Proposal"). In addition, you will be asked to consider and vote upon a proposal to amend the bylaws of Tracor to classify the Board of Directors of Tracor (the "Tracor Board") into three classes of directors with staggered three-year terms (the "Tracor Bylaw Amendment Proposal"). Finally, you will be asked to elect six directors to the Tracor Board, to approve an amendment to the 1995 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries (the "1995 Plan") to allow for a grant of restricted shares and options to directors, to ratify the selection of Ernst & Young LLP as independent auditors for 1996, and to transact such other business as may properly come before the meeting.

     Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason for a three-year term to fill the vacancy created by such action.

     Gordian Group, L.P., the investment banking firm retained by the Tracor Board to act as its financial advisor in connection with the Acquisition, has rendered its opinion, dated February 27, 1996, that as of the date thereof the Consideration (as defined in the opinion) to be paid by Tracor in the Acquisition, taken as a whole, is fair, from a financial point of view, to the holders of Tracor Common Stock.

     The Tracor Board has approved the Acquisition and the transactions related thereto and has determined that they are fair to and in the best interests of Tracor and its stockholders. All members of the Tracor Board voted to approve the Acquisition and the transactions related thereto, except that Mr. Mason abstained from voting on the matter. After careful consideration, the Tracor Board recommends that stockholders vote FOR the Tracor Share Issuance Proposal, FOR the Tracor Charter Amendment Proposal and FOR the Tracor Bylaw Amendment Proposal. The Tracor Board also recommends that stockholders vote FOR the election of directors named in the Joint Proxy Statement/Prospectus, FOR the approval of the amendment to the 1995 Plan and FOR ratification of the selection of Ernst & Young LLP as independent auditors for 1996.

     It is important that your shares be represented and voted at the meeting. Therefore, please complete, sign, date and promptly return the enclosed proxy card. If you attend the meeting and vote in person, your vote will supersede your proxy.

                                          Sincerely,

                                          James B. Skaggs,
                                          Chairman of the Board and President

                                  TRACOR, INC.

                            NOTICE OF ANNUAL MEETING

                          TO BE HELD ON JUNE 13, 1996



     Notice is hereby given that the annual meeting of the stockholders of Tracor, Inc. ("Tracor") will be held at Tracor, Inc., 6500 Tracor Lane, Austin, Texas 78725, on June 13, 1996 at 10:00 a.m. At the meeting you will be asked to consider and vote upon two proposals relating to the acquisition (the "Acquisition") of substantially all of the assets of Westmark Systems, Inc. ("Westmark") pursuant to that certain Acquisition Agreement dated as of March 9, 1996, as amended (the "Acquisition Agreement"), by and among Tracor and Westmark. In respect of the Acquisition, you will be asked to consider and vote upon (i) a proposal (the "Tracor Share Issuance Proposal") to issue shares of common stock, $.01 par value per share (the "Tracor Common Stock"), of Tracor to Westmark in the Acquisition and (ii) a proposal to amend and restate the certificate of incorporation of Tracor (the "Certificate of Incorporation") to eliminate certain provisions contained therein, including the provisions relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Tracor, which will be repurchased from Westmark pursuant to the Acquisition Agreement (the "Tracor Charter Amendment Proposal"). In addition, you will be asked to consider and vote upon a proposal to amend the bylaws of Tracor to classify the Tracor Board of Directors (the "Tracor Board") into three classes of directors with staggered three-year terms (the "Tracor Bylaw Amendment Proposal"). Finally, you will be asked to elect six directors to the Tracor Board, to approve an amendment to the 1995 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries (the "1995 Plan") to allow for a grant of restricted shares and options to directors, to ratify the selection of Ernst & Young LLP as independent auditors for 1996, and to transact such other business as may properly come before the meeting.


     Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason for a three-year term to fill the vacancy created by such action.

     Stockholders of record at the close of business on Thursday, May 2, 1996 are entitled to receive notice of, and to vote at, the meeting. The affirmative vote of the holders of a majority of the outstanding shares of Tracor Common Stock and Class A Common Stock present at the Tracor Meeting and entitled to vote thereon, voting together as a single class, is required to approve the Tracor Share Issuance Proposal, the Tracor Charter Amendment Proposal, the Tracor Bylaw Amendment Proposal and the amendment of the 1995 Plan and to ratify the appointment of Ernst & Young LLP as independent auditors for 1996. Directors shall be elected by a plurality of votes present in person or represented by proxy at the Tracor Meeting and entitled to vote on the election of directors. A list of stockholders entitled to vote will be kept at the offices of Tracor, 6500 Tracor Lane, Austin, Texas 78725, for a period of 10 days prior to the meeting.

     ALL STOCKHOLDERS WHO ARE ENTITLED TO VOTE, EVEN IF THEY NOW PLAN TO ATTEND THE MEETING, ARE REQUESTED TO EXECUTE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. STOCKHOLDERS PRESENT AT THE MEETING MAY WITHDRAW THEIR PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE MEETING.


BY ORDER OF THE BOARD OF DIRECTORS, MAY 10, 1996


RUSSELL E. PAINTON
SECRETARY

                             WESTMARK SYSTEMS, INC.

To our Shareholders:


     You are cordially invited to attend a special meeting of the shareholders of Westmark Systems, Inc. ("Westmark") to be held at Westmark Systems, Inc., 2121 San Jacinto, Suite 1000, Dallas, Texas 75201, on June 13, 1996 at 10:00 a.m.


     At the meeting (i) holders of Westmark Common Stock will be asked to consider and vote on (A) a proposal to approve the sale of substantially all of Westmark's assets (the "Acquisition") pursuant to the Acquisition Agreement, dated as of March 9, 1996, as amended (the "Acquisition Agreement"), between Westmark and Tracor, Inc. ("Tracor"), and to ratify the Acquisition Agreement, and (B) a proposal to ratify the Westmark Board of Directors' selection of Price Waterhouse LLP as Westmark's independent accountants; and (ii) holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Series B Cumulative Convertible Preferred Stock will be asked (X) to consider and vote upon a proposal to approve and adopt the dissolution of Westmark pursuant to the Plan of Complete Liquidation of Westmark Systems, Inc. (the "Plan of Liquidation"), and (Y) to consider and act upon such other business as may properly be brought before the meeting.


     If the Acquisition is approved by the requisite votes of Westmark shareholders and Tracor stockholders and the Acquisition and related transactions are consummated, Westmark will sell substantially all of its assets (the "Purchased Assets") to Tracor in exchange for (i) 7,949,549 shares of common stock, $.01 par value per share (the "Tracor Common Stock"), of Tracor,
(ii) short term United States Treasury obligations ("government securities") with a market price equal to Westmark's available cash less commissions or discounts for the purchase of the government securities, and (iii) the assumption by Tracor of certain liabilities of Westmark. The Acquisition is intended to qualify as a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended. Immediately following such sale, Westmark will dissolve and, after paying, satisfying or discharging all of its debts, liabilities and obligations, or making adequate provision for payment, satisfaction or discharge thereof, Westmark will distribute the remainder of its assets, in the form of the Tracor Common Stock and treasury securities received from Tracor in the Acquisition, to the shareholders of Westmark according to their respective rights and interests.



     The 7,949,549 shares of Tracor Common Stock to be delivered to Westmark in exchange for the Purchased Assets (the "Base Number of Shares") is based on an assumed Average Tracor Trading Price of $15.80 per share. The term "Average Tracor Trading Price" means the arithmetic mean of each of the closing sale prices per share of the Tracor Common Stock on the NASDAQ National Market for each of the 20 consecutive trading days ending on the third trading day immediately preceding the anticipated date of the Westmark special meeting.



     The Base Number of Shares will be adjusted upwards or downwards if the Average Tracor Trading Price is greater or less than $15.80 per share, subject to a maximum of $17.125 and a minimum of $14.75 per share. If the actual Average Tracor Trading Price exceeds $15.80 per share, then the number of shares of Tracor Common Stock to be delivered to Westmark will be increased as set forth in the Acquisition Agreement. However, if the Average Tracor Trading Price exceeds $17.125, then the Average Tracor Trading Price shall be deemed to be $17.125 and the number of shares of Tracor Common Stock will become fixed at 8,267,435. If the actual Average Tracor Trading Price is less than $15.80 per share, then the number of shares of Tracor Common Stock to be delivered to Westmark will be decreased as set forth in the Acquisition Agreement. However, if the Average Tracor Trading Price is less than $14.75, then the Average Tracor Trading Price shall be deemed to be $14.75 and the number of shares of Tracor Common Stock will become fixed at 7,657,164.



     The table below shows at the Average Tracor Trading Price (as defined in the enclosed Joint Proxy Statement/Prospectus) of $14.75, $15.80 and $17.125 (i) the aggregate number of shares of Tracor Common Stock to be delivered to Westmark, and (ii) the number of shares of Tracor Common Stock, on a per share basis, to be distributed to the shareholders of Westmark pursuant to the Plan of Liquidation.



                   AGGREGATE NUMBER                       TRACOR SHARES     TRACOR SHARES
                      OF SHARES         TRACOR SHARES      ISSUED PER        ISSUED PER
                      OF TRACOR          ISSUED PER         SHARE OF          SHARE OF
                     COMMON STOCK         SHARE OF          WESTMARK          WESTMARK
AVERAGE TRACOR        ISSUED TO           WESTMARK          NONVOTING         PREFERRED
TRADING PRICE          WESTMARK         COMMON STOCK      COMMON STOCK          STOCK
- --------------     ----------------     -------------     -------------     -------------
      $14.75           7,657,164            0.2191            0.2191            5.5360
      $15.80           7,949,594            0.2274            0.2274            5.7474
     $17.125           8,267,435            0.2365            0.2365            5.9772



     On April 25, 1996, Westmark commenced an offer to purchase (the "Warrant Repurchase Offer") all outstanding Warrants to Purchase Common Stock of Westmark ("Westmark Warrants") for $.0448 per Westmark Warrant in cash. The Warrant Repurchase Offer will terminate on May 23, 1996. It is a condition to the consummation of the Acquisition that at least 95% of the outstanding Westmark Warrants shall have been repurchased and cancelled. However, the purchase of the Westmark Warrants pursuant to the Warrant Repurchase Offer is not conditioned upon the approval of the Acquisition by the shareholders of Westmark or Tracor or upon the consummation of the Acquisition.


     Westmark also is seeking to obtain commitments from Westmark shareholders to include shares of Tracor Common Stock received by them pursuant to the Plan of Liquidation in an underwritten secondary offering of shares of Tracor Common Stock proposed to be effected shortly after the consummation of the Acquisition (the "Resale Offering"), subject to certain conditions. See "The Proposed Acquisition and Related Matters -- Resale of Tracor Common Stock" and
"-- Westmark Shareholders Custody Agreement." Although it is a condition to the consummation of the Acquisition that Tracor shall have received commitments in the form of the Resale Offering Election Notice attached as Appendix C-1 to the accompanying Joint Proxy Statement/Prospectus for 2.5 million shares of Tracor Common Stock to be included in the Resale Offering, the Board of Directors of Westmark (the "Westmark Board") has not made a recommendation as to whether Westmark shareholders should or should not include shares of Tracor Common Stock in the Resale Offering, and each Westmark shareholder should make this decision based on the information in the Joint Proxy Statement/Prospectus, such shareholder's view of current market conditions for the sale of Tracor Common Stock and any other considerations relevant for such shareholder. Westmark shareholders who desire to include in the Resale Offering some or all of the Tracor Common Stock to be received by them in connection with the Acquisition and the Plan of Liquidation should complete and return the Resale Offering Election Notice form enclosed herewith to Westmark by the tenth day after the date of the Joint Proxy Statement/Prospectus.


     Subject to approval by the shareholders of Westmark, the Plan of Liquidation authorizes the Westmark Board to (i) file articles of dissolution with the Texas Secretary of State as soon as practicable after the consummation of the Acquisition, (ii) notify potential claimants of Westmark's dissolution, and (iii) (A) pay, satisfy or discharge all its debts, liabilities or obligations that are not assumed by Tracor in the Acquisition or make adequate provision for payment, satisfaction or discharge thereof, and (B) distribute any assets remaining in kind in the form received from Tracor in the Acquisition to its shareholders as soon as practicable. Dissolution of Westmark shall become effective upon filing of the articles of dissolution. Thereafter, Westmark will continue for a term of 3 years for the purposes of prosecuting or defending lawsuits by or against Westmark, and of enabling Westmark to wind up its business, dispose of and convey its property, discharge liabilities and distribute to its shareholders any remaining assets.

     Morgan Stanley & Co. Incorporated, the investment banking firm retained by Westmark to act as financial advisor in connection with the Acquisition, has rendered its opinion that as of March 6, 1996 (the date such opinion was delivered to the Westmark Board) and subject to the considerations set forth therein the consideration to be received by Westmark pursuant to the Acquisition Agreement is fair from a financial point of view to Westmark and to the shareholders of Westmark.

     The Westmark Board has unanimously approved the Acquisition and the Plan of Liquidation and has determined that they are fair to and in the best interests of Westmark and its shareholders. THE WESTMARK BOARD UNANIMOUSLY RECOMMENDS THAT
(I) THE HOLDERS OF WESTMARK COMMON STOCK VOTE FOR THE SALE OF SUBSTANTIALLY ALL OF WESTMARK'S ASSETS, THE RATIFICATION OF THE ACQUISITION AGREEMENT AND THE RATIFICATION OF THE SELECTION OF PRICE WATERHOUSE LLP AS WESTMARK'S INDEPENDENT ACCOUNTANTS AND (II) THAT HOLDERS OF WESTMARK COMMON STOCK, WESTMARK NONVOTING COMMON STOCK AND WESTMARK SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK VOTE FOR THE APPROVAL AND ADOPTION OF THE PLAN OF LIQUIDATION. THE WESTMARK BOARD ALSO UNANIMOUSLY RECOMMENDS THAT HOLDERS OF WESTMARK WARRANTS ACCEPT THE WARRANT REPURCHASE OFFER.


     In the material accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Westmark shareholders at the Westmark Special Meeting (as well as the actions to be taken by Tracor stockholders at their annual meeting), a proxy card and a Resale Offering Election Notice form. The Joint Proxy Statement/Prospectus more fully describes the proposed Acquisition and includes information about Westmark and Tracor.


     It is important that your shares be represented and voted at the meeting. Therefore, please complete, sign, date and promptly return the enclosed proxy card. If you attend the meeting and vote in person, your vote will supersede your proxy.

                                          Sincerely,

                                          M. Philip Guthrie
                                          Chairman of the Board and President

                             WESTMARK SYSTEMS, INC.
                          2121 SAN JACINTO, SUITE 1000
                              DALLAS, TEXAS 75201

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                          TO BE HELD ON JUNE 13, 1996


To the Shareholders of Westmark Systems, Inc.:


     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Westmark Systems, Inc., a Texas corporation ("Westmark"), will be held on June 13, 1996, commencing at 10:00 a.m., local time, at Westmark's corporate offices, 2121 San Jacinto, Suite 1000, Dallas, Texas 75201 to consider and act upon the following matters which are described in more detail in the accompanying Joint Proxy Statement/Prospectus:


          1. To consider and vote upon a proposal to approve the sale of substantially all of Westmark's assets pursuant to the Acquisition Agreement, dated as of March 9, 1996, as amended (the "Acquisition Agreement"), between Westmark and Tracor, Inc. ("Tracor"), and to ratify the Acquisition Agreement. Holders of Westmark Common Stock are entitled to vote upon this proposal.

          2. To consider and vote upon a proposal to approve and adopt the dissolution of Westmark pursuant to the Plan of Complete Liquidation of Westmark Systems, Inc. (the "Plan of Liquidation"). The Plan of Liquidation authorizes the Westmark Board to (i) file articles of dissolution with the Texas Secretary of State, (ii) notify potential claimants of Westmark's dissolution, and (iii) (A) pay, satisfy or discharge all its debts, liabilities or obligations that are not assumed by Tracor in the Acquisition or make adequate provision for payment, satisfaction or discharge thereof, and (B) distribute any assets remaining in kind in the form received from Tracor in the Acquisition to its shareholders as soon as practicable. Implementation of the Plan of Liquidation shall be subject to approval of the Acquisition Agreement and consummation of the Acquisition. Holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Series B Cumulative Convertible Preferred Stock voting together as one class are entitled to vote upon this proposal.

          3. To ratify the selection of Price Waterhouse LLP to serve as Westmark's independent accountants. Holders of Westmark Common Stock are entitled to vote on this proposal.

          4. To consider and act upon such other business as may properly be brought before the meeting or any adjournment or postponement thereof.


     The close of business on May 2, 1996 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. Westmark shareholders who follow prescribed statutory procedures are entitled to dissenters' appraisal rights under the Texas Business Corporation Act with respect to the sale of substantially all of Westmark's assets and such Westmark shareholders will be entitled to receive the statutorily determined fair value of their shares in lieu of the consideration to be received in the Acquisition and pursuant to the Plan of Liquidation. See "Voting and Proxies -- The Westmark Special
Meeting -- Appraisal or Dissenters' Rights" in the accompanying Joint Proxy Statement/Prospectus.


     When the proxies are returned properly executed, the shares represented thereby will be voted in accordance with the indicated instructions. However, if no instructions have been specified on the returned proxy, the shares represented thereby will be voted "FOR" approval of the sale of substantially all of Westmark's assets pursuant to the Acquisition Agreement and ratification of the Acquisition Agreement, "FOR" approval of the dissolution of Westmark and the approval and adoption of the Plan of Liquidation and "FOR" approval of the selection of Price Waterhouse LLP as Westmark's independent accountants. The affirmative vote of holders of a majority of the outstanding shares of Westmark Common Stock is required for approval of the sale of substantially all of Westmark's assets, to ratify the Acquisition Agreement and to approve the selection of Price Waterhouse LLP as Westmark's independent accountants. The affirmative vote of holders of a majority of the outstanding shares of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Series B Cumulative Convertible Preferred Stock voting together as one class is required to approve and adopt the dissolution of Westmark pursuant to the Plan of Liquidation. See "Voting and Proxies -- The Westmark Special
Meeting -- Quorum and Vote Required for Approval" in the accompanying Joint Proxy Statement/Prospectus.

     Any shareholder giving a proxy has the right to revoke it at any time before it is voted by filing, with the Assistant Secretary of Westmark, either an instrument revoking the proxy or a duly executed proxy bearing a later date. Proxies also may be revoked by attending the meeting and voting in person.

                                          By Order of the Board of Directors
                                          WESTMARK SYSTEMS, INC.


                                          Suzanne L. Nobles

                                          Assistant Secretary


May 10, 1996


     YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY CARD, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF WESTMARK, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

                                  TRACOR, INC.

               PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

                            TO BE HELD JUNE 13, 1996


                             WESTMARK SYSTEMS, INC.
              PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

                            TO BE HELD JUNE 13, 1996


                                  TRACOR, INC.
                                   PROSPECTUS
                          COMMON STOCK, PAR VALUE $.01
                                     SHARES


     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of Tracor, Inc. ("Tracor" or the "Company") of proxies to be voted at the Annual Meeting of Stockholders of Tracor (the "Tracor Meeting") to be held on June 13, 1996. This Joint Proxy Statement/Prospectus is also furnished in connection with the solicitation by the Board of Directors of Westmark Systems, Inc. ("Westmark") of proxies to be voted at the Special Meeting of Shareholders of Westmark (the "Westmark Special Meeting") to be held on June 13, 1996. (Together, the Tracor Meeting and the Westmark Special Meeting are sometimes herein called the "Meetings.")


     At the Tracor Meeting, stockholders of Tracor will be asked to consider and vote upon two proposals relating to the acquisition (the "Acquisition") of substantially all of the assets of Westmark pursuant to that certain Acquisition Agreement, dated as of March 9, 1996, as amended (the "Acquisition Agreement"), by and among Tracor and Westmark. In respect of the Acquisition, stockholders of Tracor will be asked to consider and vote upon (i) a proposal (the "Tracor Share Issuance Proposal") to issue up to 8,267,435 shares of common stock, $.01 par value per share, of Tracor (the "Tracor Common Stock") to Westmark in the Acquisition and (ii) a proposal to amend and restate the certificate of incorporation of Tracor (the
                                                  (Cover continued on next page)
                             ---------------------

     IN CONSIDERING WHETHER TO APPROVE AND ADOPT THE PROPOSALS RELATING TO THE ACQUISITION, INCLUDING, WITHOUT LIMITATION, THE TRACOR SHARE ISSUANCE PROPOSAL, THE TRACOR CHARTER AMENDMENT PROPOSAL AND THE WESTMARK PROPOSALS, STOCKHOLDERS OF TRACOR AND SHAREHOLDERS OF WESTMARK SHOULD CAREFULLY EVALUATE THE MATTERS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 19 AND "THE PROPOSED ACQUISITION AND RELATED MATTERS -- INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION."
                             ---------------------

THE SECURITIES TO BE ISSUED PURSUANT TO THE ACQUISITION AGREEMENT HAVE NOT BEEN
   APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY
       STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                 THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
                   STATEMENT/PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             --------------------


       The date of this Joint Proxy Statement/Prospectus is May 10, 1996.

(Cover continued from previous page)

"Certificate of Incorporation") to eliminate certain provisions contained therein, including the provisions relating to the Class A Common Stock, par value $.01 per share, of Tracor (the "Class A Common Stock"), which will be repurchased from Westmark pursuant to the Acquisition Agreement (the "Tracor Charter Amendment Proposal"). In addition, stockholders of Tracor will be asked to consider and vote upon a proposal to amend the bylaws of Tracor (the "Bylaws") to classify the Tracor Board into three classes of directors with staggered three-year terms (the "Tracor Bylaw Amendment Proposal"). Stockholders of Tracor also will be asked to elect six directors to the Board of Directors of Tracor (the "Tracor Board"), to approve an amendment to the 1995 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries (the "1995 Plan") to allow for a grant of restricted shares and options to directors, and to ratify the selection of Ernst & Young LLP as independent auditors for 1996.

     Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason for a three-year term to fill the vacancy created by such action.

     At the Westmark Special Meeting, holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock will be asked to consider and vote upon three proposals (together, the "Westmark Proposals"): (i) holders of Westmark Common Stock will consider and vote upon a proposal to approve the sale of substantially all of Westmark's assets pursuant to the Acquisition Agreement and to ratify the Acquisition Agreement, (ii) provided that the holders of Westmark Common Stock have approved the sale of substantially all of Westmark's assets pursuant to the Acquisition Agreement and have ratified the Acquisition Agreement, holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock, voting together as one class, will consider and vote upon a proposal to approve and adopt the Plan of Complete Liquidation of Westmark Systems, Inc. (the "Plan of Liquidation") pursuant to which Westmark will liquidate and dissolve immediately following the consummation of the transactions contemplated by the Acquisition Agreement,
(iii) holders of Westmark Common Stock will consider and vote upon a proposal to ratify the selection of Price Waterhouse LLP to serve as Westmark's independent accountants; and (iv) Westmark shareholders will consider and vote upon such other matters as may be properly brought before the Westmark Special Meeting.


     The Acquisition is currently anticipated to be consummated on or about June 13, 1996. The Plan of Liquidation is currently anticipated to be effected immediately following the consummation of the Acquisition.



     On April 25, 1996 Westmark commenced an offer to purchase (the "Warrant Repurchase Offer") all outstanding Warrants to Purchase Common Stock of Westmark (the "Westmark Warrants") at $.0448 per Westmark Warrant in cash. Consummation of the Acquisition is conditioned upon, among other conditions, at least 5,302,055 Westmark Warrants (95% of outstanding Westmark Warrants) being repurchased and cancelled pursuant to the Warrant Repurchase Offer. The Warrant Repurchase Offer will terminate on May 23, 1996. In the event more than 5,302,055, but less than all, Westmark Warrants are repurchased and cancelled pursuant to the Warrant Repurchase Offer, the Westmark Warrants outstanding at the time of the closing of the Acquisition will be converted into warrants ("Tracor Exchange Warrants") to purchase in the aggregate the number of shares of Tracor Common Stock that holders of such Westmark Warrants would have received had such Westmark Warrants been exercised immediately prior to the consummation of the Acquisition, with the exercise price of such Tracor Exchange Warrants adjusted to reflect the consideration payable in government securities that such holders would have received if such Westmark Warrants had been so exercised. The Warrant Repurchase Offer is not, however, conditioned upon the approval of the Westmark Proposals at the Westmark Special Meeting or upon the approval of the Tracor Share Issuance Proposal, the Tracor Charter Amendment Proposal or any other proposal at the Tracor Meeting.

     This Joint Proxy Statement/Prospectus also serves as a Prospectus of Tracor under the Securities Act of 1933, as amended (the "Securities Act"), relating to the number of shares of Tracor Common Stock issuable pursuant to the Acquisition Agreement.


     All information contained in this Joint Proxy Statement/Prospectus with respect to Tracor has been furnished by Tracor, and all information with respect to Westmark has been furnished by Westmark. This Joint Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of Tracor and shareholders of Westmark on or about May 10, 1996.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THIS JOINT PROXY STATEMENT/PROSPECTUS. IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TRACOR OR WESTMARK SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Tracor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by the Company with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60601. Copies of such material may also be obtained from the public reference section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, certain material filed by the Company can be inspected at the NASD Public Reference Room of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1506, through which the Tracor Common Stock is quoted.

     Tracor has filed with the SEC a registration statement on Forms S-4/S-3, including this Joint Proxy Statement/Prospectus and other information (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Tracor Common Stock to be issued upon consummation of the Acquisition and with respect to the reoffering of shares of Tracor Common Stock to be received by certain stockholders in the Acquisition. This Joint Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Joint Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirely by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents previously filed with the SEC by Tracor are incorporated herein by reference:

          1. Tracor's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          2. The description of Tracor Common Stock contained in its Registration Statement on Form 8-A;

          3. Tracor's Current Report on Form 8-K filed with the SEC on February 22, 1996, as amended by the Form 8-K/A filed with the SEC on April 11, 1996; and

          4. Tracor's Current Report on Form 8-K filed with the SEC on March 22, 1996.

     All reports and definitive proxy or information statements filed by Tracor pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Tracor Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS OF TRACOR WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (NOT INCLUDING EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/ PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST DIRECTED TO RUSSELL E. PAINTON, ESQ., SECRETARY, TRACOR, INC., 6500 TRACOR LANE, AUSTIN, TEXAS 78725, TELEPHONE NUMBER (512) 929-2253. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, SUCH REQUESTS SHOULD BE MADE BY JUNE 3, 1996.

     ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATING TO TRACOR HAS BEEN SUPPLIED BY TRACOR (OTHER THAN THE INFORMATION SET FORTH UNDER "THE PROPOSED ACQUISITION AND RELATED MATTERS -- FINANCIAL
ADVISORS -- OPINION OF TRACOR'S FINANCIAL ADVISOR"), AND ALL INFORMATION RELATING TO WESTMARK (OTHER THAN THE INFORMATION SET FORTH UNDER "THE PROPOSED ACQUISITION AND RELATED MATTERS -- FINANCIAL ADVISORS -- OPINION OF WESTMARK'S FINANCIAL ADVISOR") HAS BEEN SUPPLIED BY WESTMARK.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................   iii
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.....................................   iii
SUMMARY...............................................................................     1
  The Parties.........................................................................     1
  Tracor Annual Meeting of Stockholders...............................................     2
  Westmark Special Meeting of Shareholders............................................     3
  The Acquisition and Related Transactions............................................     4
  Market Price Data...................................................................    13
  Risk Factors........................................................................    14
  Tracor Summary Historical and Pro Forma Financial Data..............................    14
  Westmark Summary Financial Data.....................................................    16
  Comparative Per Share Data..........................................................    18
RISK FACTORS..........................................................................    19
  Potential Tax Risks.................................................................    19
  Potential Liability of Westmark Shareholders Subsequent to Liquidation and
     Dissolution......................................................................    19
  Risks of Substantial Sales of Shares................................................    19
  Classified Board of Directors.......................................................    20
  Risk Associated with Substantial Leverage...........................................    20
  Reliance on Acquisitions for Growth.................................................    20
  Risks of Reductions or Changes in Military Expenditures.............................    20
  Certain Risks Associated with Government Contracts..................................    21
  Issuance of Preferred Stock.........................................................    21
  Potential Anti-Takeover Effects of Delaware Law.....................................    21
RECENT DEVELOPMENTS...................................................................    21
  Acquisition of AEL Industries, Inc..................................................    21
INTRODUCTION..........................................................................    23
VOTING AND PROXIES....................................................................    23
  The Tracor Meeting..................................................................    23
  The Westmark Special Meeting........................................................    25
THE PROPOSED ACQUISITION AND RELATED MATTERS (THE TRACOR SHARE ISSUANCE PROPOSAL AND
  THE WESTMARK PROPOSALS).............................................................    29
  Description of Acquisition..........................................................    29
  Material Contacts and Board Deliberations...........................................    29
  Tracor Reasons for the Acquisition; Recommendation of the Tracor Board..............    30
  Westmark Reasons for the Acquisition; Recommendation of the Westmark Board..........    31
  Financial Advisors..................................................................    32
  The Acquisition.....................................................................    40
  The Purchase Consideration..........................................................    41
  Conduct of Business Prior to the Closing............................................    42
  Other Offers........................................................................    43
  Conduct of Business Following the Acquisition; Tracor Board and Management..........    44
  Conditions to the Acquisition; Waiver...............................................    45
  Termination or Amendment of the Acquisition Agreement...............................    46
  Resale of Tracor Common Stock.......................................................    47
  Westmark Shareholders Custody Agreement.............................................    47
  Registration Rights.................................................................    48
  Registered Resale Offering..........................................................    49
  Warrants to Purchase Common Stock of Westmark.......................................    49
  Interests of Certain Persons in the Acquisition.....................................    50

                                                                                        PAGE
                                                                                        ----
  Fees and Expenses...................................................................    51
  Governmental and Regulatory Approvals...............................................    52
  Indemnification.....................................................................    52
  Covenants of Parties Relating to Reorganization.....................................    52
  Plan of Liquidation.................................................................    52
  Certain Federal Income Tax Considerations...........................................    53
THE TRACOR CHARTER AMENDMENT PROPOSAL (PROPOSAL FOR TRACOR MEETING)...................    57
  Vote Required; Recommendation of the Tracor Board...................................    57
THE TRACOR BYLAW AMENDMENT PROPOSAL (PROPOSAL FOR TRACOR MEETING).....................    58
  Vote Required; Recommendation of the Tracor Board...................................    59
ELECTION OF TRACOR DIRECTORS (PROPOSAL FOR TRACOR MEETING)............................    59
  Nominees for Director...............................................................    59
  Contingent Class A Nominee..........................................................    60
  Certain Agreements Relating to the Nomination of Directors..........................    60
  Vote Required; Recommendation of the Tracor Board...................................    60
APPROVAL OF AMENDMENT TO THE 1995 PLAN (PROPOSAL FOR TRACOR MEETING)..................    61
  Purpose of the 1995 Plan............................................................    61
  Shares Subject to the 1995 Plan.....................................................    61
  Participants Under the 1995 Plan; Eligibility.......................................    61
  Administration of the 1995 Plan.....................................................    61
  Awards Under the 1995 Plan..........................................................    62
  Eligible Retirement, Death or Total Disability; Change in Control...................    63
  Termination and Amendment...........................................................    63
  Tax Consequences on Grant or Exercise of Options....................................    64
  Proposed Amendments.................................................................    64
  Vote Required; Recommendation of the Tracor Board...................................    65
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (PROPOSAL FOR TRACOR MEETING).....    65
TRACOR................................................................................    66
  BUSINESS............................................................................    66
     General..........................................................................    66
     Industry Overview................................................................    66
     Company Strategy.................................................................    66
     Core Businesses..................................................................    69
     Expansion and Diversification....................................................    73
     Major Customers..................................................................    74
     Research and Development.........................................................    74
     Competition......................................................................    75
     Government Contracts.............................................................    75
     Sales to Foreign Customers.......................................................    75
     Employees........................................................................    76
     Backlog..........................................................................    76
     Sources and Availability of Raw Materials........................................    77
     Compliance with Environmental Controls...........................................    77
     Patents..........................................................................    77
     Legal Proceedings................................................................    77
     Properties.......................................................................    77

                                                                                        PAGE
                                                                                        ----
  SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA....................................    79
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS.......................................................................    81
     Business Environment.............................................................    81
     Results of Operations............................................................    81
     Financial Condition and Liquidity................................................    83
  MARKET PRICES OF TRACOR COMMON STOCK; DIVIDENDS.....................................    84
  MANAGEMENT..........................................................................    85
     Executive Officers and Directors of the Company..................................    85
     Certain Agreements Relating to the Nomination of Directors.......................    87
     Meetings of the Tracor Board.....................................................    87
     Compensation of Directors and Executive Officers.................................    87
     Employment Agreements............................................................    89
     Retirement Benefits and Related Information......................................    90
     Non-Qualified Supplemental Retirement Benefit....................................    92
     Committees of the Board..........................................................    92
     Compensation/Stock Option Committee Report.......................................    93
     Chief Executive Officer Compensation Report of the Compensation/Stock Option
      Committee.......................................................................    94
     Compensation Committee Interlocks and Insider Participation......................    96
     Performance Graph................................................................    96
  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................................    97
  STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS............................    98
  COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934................   100
DESCRIPTION OF TRACOR CAPITAL STOCK...................................................   100
  Tracor Common Stock.................................................................   100
  Class A Common Stock................................................................   100
  Preferred Stock.....................................................................   101
  Classified Board....................................................................   101
  Business Combinations Under Delaware Law............................................   101
  Limitations on Liability of Officers and Directors..................................   101
  Transfer Agent and Registrar........................................................   102
WESTMARK..............................................................................   103
  BUSINESS............................................................................   103
     General..........................................................................   103
     Sale of Littelfuse Warrant.......................................................   103
     Employees........................................................................   103
  SELECTED FINANCIAL INFORMATION......................................................   104
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS.......................................................................   105
     Overview.........................................................................   105
     Results of Operations............................................................   105
     Liquidity and Capital Resources..................................................   107
  MARKET PRICES OF WESTMARK COMMON STOCK, WESTMARK NONVOTING COMMON STOCK, WESTMARK
     PREFERRED STOCK; DIVIDENDS.......................................................   107
  STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS............................   107
DESCRIPTION OF WESTMARK CAPITAL STOCK.................................................   108
  Westmark Common Stock...............................................................   108
  Westmark Nonvoting Common Stock.....................................................   108
  Westmark Preferred Stock............................................................   108
  Certain Provisions of Articles of Incorporation and Bylaws..........................   109

                                                                           PAGE
                                                                           ----
COMPARISON OF RIGHTS OF HOLDERS OF TRACOR COMMON STOCK AND
  HOLDERS OF WESTMARK COMMON STOCK......................................   109
LEGAL MATTERS...........................................................   112
EXPERTS.................................................................   112
STOCKHOLDER PROPOSALS...................................................   113
OTHER MATTERS...........................................................   113
INDEX TO FINANCIAL STATEMENTS...........................................   F-1

                                      APPENDICES
A    -- Acquisition Agreement
B    -- Form of Registration Rights Agreement
C    -- Form of Custody Agreement
C-1  -- Resale Offering Election Notice
D    -- Opinion of Gordian Group, L.P.
E    -- Opinion of Morgan Stanley & Co. Incorporated
F    -- Amended and Restated Certificate of Incorporation of Tracor
G    -- Amended and Restated Bylaws of Tracor
H    -- Articles 5.11-5.13 of the Texas Business Corporation Act
I    -- Amended and Restated 1995 Stock Plan for Employees of Tracor, Inc. and
        its Subsidiaries
J    -- Plan of Complete Liquidation of Westmark Systems, Inc.

                                    SUMMARY

     This Joint Proxy Statement/Prospectus relates to the proposed acquisition (the "Acquisition") by Tracor, Inc., a Delaware corporation ("Tracor"), of substantially all of the assets of Westmark Systems, Inc., a Texas corporation ("Westmark"), and certain related transactions, including the issuance by Tracor of shares of its common stock, par value $.01 per share ("Tracor Common Stock"), and the liquidation and dissolution of Westmark. This Joint Proxy Statement/Prospectus also relates to the amendment and restatement of Tracor's Certificate of Incorporation, the amendment of Tracor's Bylaws to classify the Tracor Board into three classes of directors with staggered three-year terms, the election of six directors to the Tracor Board, the approval of an amendment to the 1995 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries (the "1995 Plan") to allow for a grant of restricted shares and options to directors of Tracor, the solicitation of commitments from shareholders of Westmark to sell shares of Tracor Common Stock in an underwritten resale offering, the offer by Westmark to repurchase certain outstanding warrants to purchase common stock of Westmark and the ratification of the appointment of independent auditors with respect to both Tracor and Westmark. The following is intended as a summary of the information contained in this Joint Proxy Statement/Prospectus, is not intended to be a complete statement of all material features of the proposals to be voted on and is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference, including the appendices attached hereto.

THE PARTIES

     Tracor, Inc. Tracor and, where the context requires, its subsidiaries (hereinafter, "Tracor" or the "Company") provide a variety of sophisticated electronic products, systems and services for the United States Department of Defense ("DOD"), other United States government agencies, foreign governments and commercial customers. The Company's business units operate primarily in the United States and foreign defense electronics markets and have developed recognized proficiency in designing, developing, producing and supporting high-priority defense systems. The Company's products and services enable defense customers to enhance the operational performance and readiness of existing systems and platforms, as well as extend their useful lives and survivability.

     On February 22, 1996, Tracor acquired (the "AEL Acquisition") all of the outstanding shares of common stock of AEL Industries, Inc. ("AEL"). The total consideration paid by Tracor to acquire AEL was approximately $99 million, all of which was paid in cash. AEL designs and manufactures sophisticated countermeasures, simulation and radar-warning receiver systems, performs aircraft engineering, maintenance and modification services for military and commercial aircraft, and provides advanced antenna, microwave and integrated circuit components. AEL now operates as a unit of Tracor Aerospace, Inc. See "Recent Developments -- Acquisition of AEL Industries, Inc.,"
"Tracor -- Selected Historical and Pro Forma Financial Data" and "Tracor, Inc. and AEL Industries, Inc. -- Unaudited Pro Forma Condensed Combined Financial Information."

     Tracor's principal executive offices are located at 6500 Tracor Lane, Austin, Texas 78725 and its telephone number at that address is (512) 926-2800.


     Westmark Systems, Inc. Westmark is a privately-held corporation formed in August 1986 for the purpose of acquiring high technology businesses concentrating in the defense electronics industry. Westmark's business consists primarily of managing two parcels of real property (the "Westmark Real Estate") and its investment portfolio. The Westmark Real Estate consists of a parcel of real estate of approximately 6.1 acres in Austin, Texas, which is leased to Tracor for $8,491.75 per month and a parcel of real estate of approximately 4.3 acres together with improvements thereon in Iroquois County, Illinois, which is leased to Littelfuse, Inc. ("Littelfuse") for $7,125 per month. Both leases expire on December 27, 1999 and are each subject to options to purchase in favor of the lessee thereunder for a fixed amount plus unpaid rentals through the term of the lease. Westmark also owns 978,458 shares of Class A Common Stock, a Series B Warrant to purchase 5,249,428 shares of Tracor Common Stock (the "Series B Warrant"), a Series C Warrant to purchase

5,455,000 shares of Tracor Common Stock (the "Series C Warrant" and, together with the Series B Warrant, the "Tracor Warrants") and cash equivalents.


     On April 3, 1996, pursuant to the Warrant Purchase Agreement, dated as of March 1, 1996, between Littelfuse and Westmark, Westmark sold a warrant to purchase 665,500 shares of common stock of Littelfuse (the "Littelfuse Warrant") to Littelfuse for $16,730,670 in cash.


TRACOR ANNUAL MEETING OF STOCKHOLDERS


     Time, Date and Purpose. The Tracor Meeting will be held at Tracor, Inc., 6500 Tracor Lane, Austin, Texas 78725, on June 13, 1996 at 10:00 a.m., local time. The purpose of the meeting is to consider and vote upon (i) a proposal to issue shares of Tracor Common Stock to Westmark in connection with the Acquisition (the "Tracor Share Issuance Proposal"), (ii) the amendment and restatement of Tracor's certificate of incorporation (the "Certificate of Incorporation") to eliminate certain provisions contained therein, including the provisions relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), which will be repurchased from Westmark pursuant to the Acquisition Agreement (the "Tracor Charter Amendment Proposal"), (iii) a proposal to amend the bylaws of Tracor (the "Bylaws") to classify the Board of Directors of Tracor (the "Tracor Board") into three classes of directors with staggered three-year terms (the "Tracor Bylaw Amendment Proposal"), (iv) the election of six directors to the Tracor Board, (v) the approval of the amendment to the 1995 Stock Plan for Employees of Tracor, Inc. and its Subsidiaries (the "1995 Plan") to allow for a grant of restricted shares and options to directors, and (vi) ratification of the selection of Ernst & Young LLP as independent auditors for 1996. Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason, presently the Class A Director of Tracor, for a three-year term to fill the vacancy created by such action. See "The Proposed Acquisition and Related Matters -- Interests of Certain Persons in the Acquisition."


     The Tracor Board has approved the Acquisition and the transactions related thereto and has determined that they are fair to and in the best interests of Tracor and its stockholders. All members of the Tracor Board voted to approve the Acquisition and the transactions related thereto, except that Mr. Mason abstained from voting on the matter. After careful consideration, the Tracor Board recommends that stockholders vote FOR the Tracor Share Issuance Proposal, FOR the Tracor Charter Amendment Proposal, FOR the Tracor Bylaw Amendment Proposal, FOR the election of six directors to the Tracor Board and FOR the ratification of the selection of Ernst & Young LLP as independent auditors for 1996.


     Record Date and Shares Entitled to Vote. The record date for determining stockholders of Tracor who are entitled to notice of and to vote at the Tracor Meeting is May 2, 1996 (the "Tracor Record Date"). On the Tracor Record Date there were 13,213,845 shares of Tracor Common Stock outstanding, held by approximately 262 holders of record and there were approximately 7,000 beneficial owners. On the Tracor Record Date, there were 978,458 shares of Class A Common Stock outstanding, all of which were held by Westmark. As of the most recent practicable date, Tracor directors, executive officers and their affiliates held in the aggregate approximately 359,514 shares (or 2.5%) of Tracor Common Stock and Class A Common Stock entitled to vote at the Tracor Meeting, including 978,458 shares (or 6.9%) of Class A Common Stock held by Westmark that may be deemed to be beneficially owned by Elvis L. Mason, as to which he disclaims beneficial ownership. Each share of Tracor Common Stock entitles the holder thereof to one vote upon all matters submitted to a vote of stockholders. Each share of Class A Common Stock entitles the holder thereof to one vote upon all matters submitted to a vote of stockholders, except that the holders of Class A Common Stock alone have the right to vote as a class for the purpose of electing one director of Tracor (the "Class A Director"), for the purpose of removing the Class A Director, or decreasing the number of directors by elimination of the Class A Director, and have no other voting rights with respect to the election of directors.


     Quorum and Vote Required for Approval. At the Tracor Meeting, the presence in person or by proxy of the holders of a majority of the outstanding shares of Tracor Common Stock and Class A Common Stock constitutes a quorum. The affirmative vote of the holders of a majority of the outstanding shares of Tracor Common Stock and Class A Common Stock present or represented by proxy at the Tracor Meeting and entitled to vote thereon, voting together as a single class, is required to approve the Tracor Share Issuance Proposal, the Tracor Charter Amendment Proposal, the Tracor Bylaw Amendment Proposal and the amendment of the 1995 Plan and to ratify the appointment of Ernst & Young LLP as independent auditors for 1996. A FAILURE OF THE TRACOR STOCKHOLDERS TO ADOPT THE TRACOR SHARE ISSUANCE PROPOSAL WILL BE DEEMED A REJECTION OF THE TRACOR CHARTER AMENDMENT PROPOSAL NOTWITHSTANDING THAT SUCH PROPOSAL MAY HAVE RECEIVED THE AFFIRMATIVE VOTE OF HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF TRACOR COMMON STOCK AND CLASS A COMMON STOCK, VOTING TOGETHER AS A SINGLE CLASS. Approval of the Tracor Bylaw Amendment Proposal and the appointment of Elvis L. Mason to a three-year term on the Tracor Board is a condition to Westmark's obligation to close the Acquisition. Directors shall be elected by a plurality of votes present in person or represented by proxy at the Tracor Meeting and entitled to vote on the election of directors. In the event the Tracor Share Issuance Proposal, along with the Tracor Charter Amendment Proposal, is not approved, the holders of Class A Common Stock will be entitled to elect one director. See "Election of Tracor Directors -- Contingent Class A Nominee" and "Voting and Proxies -- The Tracor Meeting -- Tracor Stockholder Vote Required."


     Certain Shareholders. Westmark, as the sole holder of Class A Common Stock, has indicated that it intends to vote all of its shares, comprising 6.9% of the aggregate number of shares outstanding, in favor of the Tracor Share Issuance Proposal, in favor of the Tracor Charter Amendment Proposal, in favor of the Tracor Bylaw Amendment Proposal, in favor of the amendment to the 1995 Plan, and in favor of ratification of the appointment of Ernst & Young LLP as independent auditors for 1996.


WESTMARK SPECIAL MEETING OF SHAREHOLDERS


     Time, Date and Purpose. The Westmark Special Meeting will be held at Westmark Systems, Inc., 2121 San Jacinto, Suite 1000, Dallas, Texas 75201, on June 13, 1996 at 10:00 a.m., local time. At the Westmark Special Meeting, holders of Westmark common stock, par value $0.01 per share (the "Westmark Common Stock"), Westmark Nonvoting Common Stock, par value $0.01 per share ("Westmark Nonvoting Common Stock") and Westmark Series B Cumulative Convertible Preferred Stock ("Westmark Preferred Stock") will consider and vote upon the following: (i) holders of Westmark Common Stock will consider and vote upon a proposal to approve and adopt the sale of substantially all of Westmark's assets pursuant to the Acquisition Agreement and to ratify the Acquisition Agreement,
(ii) provided that the holders of Westmark Common Stock have approved the sale of substantially all of Westmark's assets pursuant to the Acquisition Agreement and have ratified the Acquisition Agreement, holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock, voting together as one class, will consider and vote upon a proposal to voluntarily liquidate and dissolve Westmark immediately following the Acquisition pursuant to the Plan of Liquidation; (iii) holders of Westmark Common Stock will consider and vote upon a proposal to ratify the selection of Price Waterhouse LLP as independent accountants; and (iv) Westmark shareholders will also consider and vote upon such other matters as may properly be brought before the Westmark Special Meeting or any adjournments or postponements thereof.


     The Westmark Board has unanimously approved the Acquisition Agreement, the sale of substantially all of Westmark's assets, the Plan of Liquidation and the dissolution of Westmark and the selection of Price Waterhouse LLP as Westmark's independent accountants and recommends that holders of Westmark Common Stock vote FOR the approval and adoption of the sale of substantially all of Westmark's assets, the ratification of the Acquisition Agreement and ratification of the selection of Price Waterhouse LLP as Westmark's independent accountants and that all Westmark shareholders vote FOR the dissolution of Westmark pursuant to the Plan of Liquidation.

     Record Date and Shares Entitled to Vote. Only holders of Westmark Common Stock, Westmark Non-Voting Common Stock and Westmark Preferred Stock of record as of May 2, 1996 (the "Westmark Record Date") will be entitled to receive notice of and to vote on matters presented at the Westmark Special Meeting. On the Westmark Record Date there were issued and outstanding 19,936,192 shares of Westmark Common

Stock, 4,160,486 shares of Westmark Nonvoting Common Stock and 429,687 shares of Westmark Preferred Stock, which constituted all of the issued and outstanding voting securities of Westmark.


     On the Westmark Record Date, there were 28, 3 and 2 holders of record of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock, respectively. As of the Westmark Record Date, directors, executive officers and affiliates may be deemed to be the beneficial owners of 9,422,119 shares of Westmark Common Stock, or 47.3% of the then outstanding Westmark Common Stock, and, assuming the conversion of the Westmark Preferred Stock and the Westmark Nonvoting Common Stock into Westmark Common Stock so as to measure common stock equivalents (the "Westmark Common Equivalents") for purposes of voting on the proposal to dissolve and liquidate Westmark pursuant to the Plan of Liquidation and any other matter for which holders of Westmark Preferred Stock and Westmark Non-Voting Common Stock vote together as one class with the holders of Westmark Common Stock, Westmark's directors, executive officers and affiliates may be deemed to be beneficial owners of 21,580,633 shares of Westmark Common Equivalents or approximately 61.8% of the then outstanding shares of Westmark Common Equivalents. See "Voting and Proxies -- Westmark Special Meeting -- Quorum and Vote Required for Approval" and "Westmark -- Stock Ownership of Management and Principal Shareholders" for information regarding persons known to Westmark to be the beneficial owners of more than five percent of the issued and outstanding shares of Westmark Common Equivalents.


     Quorum and Vote Required for Approval. At the Westmark Special Meeting, the presence in person or by proxy of the holders of a majority of the shares of the Westmark Common Stock issued and outstanding and entitled to vote is required to constitute a quorum for the vote on the proposal to ratify the Acquisition Agreement, to approve the sale of substantially all of Westmark's assets and to ratify the selection of Price Waterhouse LLP as Westmark's independent accountants, and the affirmative vote of the holders of a majority of the issued and outstanding shares of the Westmark Common Stock is required to ratify the Acquisition Agreement, to approve the sale of substantially all of Westmark's assets and to ratify the selection of Price Waterhouse LLP as Westmark's independent accountants. The presence in person or by proxy of the holders of a majority of the shares of the Westmark Common Stock, the Westmark Nonvoting Common Stock and the Westmark Preferred Stock issued and outstanding and considered together as one class is required to constitute a quorum for the vote on the proposal to approve the dissolution of Westmark pursuant to the Plan of Liquidation, and the affirmative vote of the holders of a majority of the issued and outstanding shares of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock voting together as one class is required to approve the dissolution of Westmark pursuant to the Plan of Liquidation. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions are counted in tabulations of the vote cast on proposals presented to the shareholders and thus have the same effect as a negative vote. Each share of the Westmark Common Stock is entitled to one vote on all matters presented at the Westmark Special Meeting. Each share of the Westmark Nonvoting Common Stock and, as of the Westmark Record Date, the Westmark Preferred Stock is entitled to one vote and
25.1532 votes, respectively, on approval of the liquidation and dissolution of Westmark pursuant to the Plan of Liquidation. Each share of Westmark Preferred Stock shall have a number of votes per share on the Westmark Record Date as determined by dividing (i) the sum of (A) $100.00 plus (B) any unpaid dividends, whether or not earned or declared, accrued on such share of Westmark Preferred Stock to the date of determination, by (ii) $5.81.

THE ACQUISITION AND RELATED TRANSACTIONS


     Purchased Assets; Consideration. Under the Acquisition Agreement, Tracor will purchase substantially all of the assets (the "Purchased Assets") of Westmark, including: (i) 978,458 shares of Class A Common Stock; (ii) the Series B Warrant, giving Westmark the right to purchase 5,249,428 shares of Tracor Common Stock at $4.42 per share; (iii) the Series C Warrant, giving Westmark the right to purchase 5,455,000 shares of Tracor Common Stock at $7.36 per share;
(iv) the capital stock of two subsidiaries of Westmark, Westmark Services Company, Inc. and Tracor Holdings, Inc. ("THI"), which owns the Westmark Real Estate; and (v) other assets, including cash on hand, less cash retained to satisfy obligations of Westmark under the Plan of Liquidation ("Westmark's Cash").

     Tracor will acquire the Purchased Assets from Westmark in exchange for (i) 7,949,594 shares of Tracor Common Stock, as adjusted in the manner described below, (ii) short term United States Treasury obligations ("government securities") with a market price equal to Westmark's Cash less commissions or discounts for the purchase of the government securities, and (iii) the assumption by Tracor of certain liabilities of Westmark.



     The 7,949,549 shares of Tracor Common Stock to be delivered to Westmark in exchange for the Purchased Assets (the "Base Number of Shares") is based on an assumed Average Tracor Trading Price of $15.80 per share. The term "Average Tracor Trading Price" means the arithmetic mean of each of the closing sale prices per share of the Tracor Common Stock on the NASDAQ National Market for each of the 20 consecutive trading days ending on the third trading day immediately preceding the scheduled date of the first to occur of the Tracor Meeting and the Westmark Special Meeting.



     The Base Number of Shares will be adjusted upwards or downwards if the Average Tracor Trading Price is greater or less than $15.80 per share, subject to a maximum of $17.125 and a minimum of $14.75 per share. If the actual Average Tracor Trading Price exceeds $15.80 per share, then the number of shares of Tracor Common Stock to be delivered to Westmark will be increased as set forth in the Acquisition Agreement. However, if the Average Tracor Trading Price exceeds $17.125, then the Average Tracor Trading Price shall be deemed to be $17.125 and the number of shares of Tracor Common Stock will become fixed at 8,267,435. If the actual Average Tracor Trading Price is less than $15.80 per share, then the number of shares of Tracor Common Stock to be delivered to Westmark will be decreased as set forth in the Acquisition Agreement. However, if the Average Tracor Trading Price is less than $14.75, then the Average Tracor Trading Price shall be deemed to be $14.75 and the number of shares of Tracor Common Stock will become fixed at 7,657,164. See "The Proposed Acquisition and Related Matters (The Tracor Share Issuance Proposal and the Westmark
Proposals) -- The Purchase Consideration."



     Concurrently with the Acquisition, Westmark will liquidate and dissolve pursuant to the Plan of Liquidation, and distribute to the shareholders of Westmark the shares of Tracor Common Stock and government securities received as the Purchase Consideration. The table below shows the aggregate number of shares of Tracor Common Stock to be delivered to Westmark, assuming various Average Tracor Trading Prices. The table below also shows the number of shares of Tracor Common Stock, on a per share basis, to be distributed to the shareholders of Westmark pursuant to the Plan of Liquidation.



                   AGGREGATE NUMBER        TRACOR        TRACOR SHARES     TRACOR SHARES
                      OF SHARES            SHARES         ISSUED PER        ISSUED PER
                      OF TRACOR          ISSUED PER        SHARE OF          SHARE OF
                     COMMON STOCK         SHARE OF         WESTMARK          WESTMARK
AVERAGE TRACOR        ISSUED TO           WESTMARK         NONVOTING         PREFERRED
TRADING PRICE          WESTMARK         COMMON STOCK     COMMON STOCK          STOCK
- --------------     ----------------     ------------     -------------     -------------
    ( $14.75           7,657,164           0.2191            0.2191            5.5360
      $14.75           7,657,164           0.2191            0.2191            5.5360
      $15.00           7,730,503           0.2212            0.2212            5.5890
      $15.50           7,870,085           0.2251            0.2251            5.6899
      $15.80           7,949,594           0.2274            0.2274            5.7474
      $16.00           8,000,943           0.2289            0.2289            5.7845
      $16.50           8,123,870           0.2324            0.2324            5.8734
      $17.00           8,239,566           0.2357            0.2357            5.9570
     $17.125           8,267,435           0.2365            0.2365            5.9772
   ) $17.125           8,267,435           0.2365            0.2365            5.9772

     Assuming a value of $10 million for the Government Securities, the table below indicates the estimated value of Government Securities to be received per share of each class of Westmark Securities.



                                                                         VALUE OF GOVERNMENT
                                                                          SECURITIES TO BE
                          CLASS OF WESTMARK STOCK                        RECEIVED PER SHARE
    -------------------------------------------------------------------  -------------------
    Westmark Common Stock..............................................        $0.2861
    Westmark Nonvoting Common Stock....................................        $0.2861
    Westmark Preferred Stock...........................................        $7.2298



     If, under the Acquisition Agreement, Tracor is required to issue warrants to purchase shares of Tracor Common Stock ("Tracor Exchange Warrants") to former warrant holders of Westmark, the number of shares of Tracor Common Stock deliverable to Westmark in the Acquisition will be reduced by the number of shares issuable pursuant to the Tracor Exchange Warrants. Assuming an Average Tracor Trading Price of $15.80 per share, it is anticipated that the maximum number of shares of Tracor Common Stock that may become issuable under the Tracor Exchange Warrants is approximately 63,500 shares. See "The Proposed Acquisition and Related Matters -- Warrants to Purchase Common Stock of Westmark."



     If the Average Tracor Trading Price were to have been calculated based upon the 20-trading day period ending on May 8, 1996, it would have been $18.54. Under the terms of the Acquisition Agreement, an Average Tracor Trading Price of $15.80 would result in 7,949,594 shares of Tracor Common Stock being issued to Westmark in the transaction assuming no Tracor Exchange Warrants are issuable in connection with the Acquisition.


     The following table presents the percentage of equity interest of Tracor stockholders and Westmark shareholders on a pro forma combined basis as of February 29, 1996 (exclusive of 1,342,188 shares of Tracor Common Stock issuable upon the exercise of Series A Warrants as of February 29, 1996 and 1,339,510 shares issuable upon the exercise of outstanding options to purchase shares of Tracor Common Stock as of February 29, 1996), assuming Average Tracor Trading Prices of $14.75, $15.80 and $17.125 and assuming no Tracor Exchange Warrants are issuable in connection with the Acquisition.

                                                                        $14.75    $15.80    $17.125
                                                                        ------    ------    -------
Current Tracor stockholders(1)........................................     63%       62%       61%
Westmark shareholders(2)..............................................     37        38        39
                                                                        ------    ------    -------
          Total Pro Forma.............................................    100%      100%      100%
                                                                        =====     =====     ======

- ---------------

(1) Exclusive of the 978,458 shares of Class A Common Stock held by Westmark.
(2) Following the liquidation and dissolution of Westmark pursuant to the Plan of Liquidation.


     Material Contacts and Board Deliberations. Over the past three years, representatives of Tracor and Westmark have met informally from time to time to discuss the possibility of a transaction which would result in the exchange of the Class A Common Stock and Tracor Warrants held by Westmark for Tracor Common Stock. In February 1995, Tracor and Westmark exchanged a term sheet regarding a proposed transaction. During the spring and summer of 1995, Tracor and Westmark and their respective advisors continued to discuss and evaluate the proposed transaction. The Tracor Board was briefed on the terms of the proposed transaction in September 1995 and the parties continued discussions intermittently during the remainder of 1995. In December 1995, the Tracor Board appointed James B. Skaggs, William E. Conway, Jr. and Anthony Grillo to a special committee and authorized the special committee to meet with Westmark's representatives, negotiate the terms of the Acquisition and present the terms of the proposed Acquisition for the consideration of the Tracor Board. Tracor's special committee, with the assistance of Gordian Group, L.P. (the "Gordian Group"), and representatives of Westmark met in January 1996 and reached a preliminary, non-binding understanding concerning a proposed transaction. On February 27, 1996, at a regularly scheduled meeting of the Tracor Board in Austin, Texas, the Tracor Board (with Elvis L. Mason abstaining) adopted and approved the Acquisition Agreement, the Acquisition and the related transactions contemplated thereby. During the period from February 27, 1996 to March 9, 1996, representatives of Tracor and Westmark conducted discussions regarding remaining issues in the Acquisition Agreement and related documents. On March 6, 1996, there was a telephonic meeting of the Westmark Board at which the Westmark Board unanimously adopted and approved the Acquisition Agreement, the Acquisition and certain related transactions. On March 9, 1996, Westmark executed and delivered the Acquisition Agreement to Tracor. On March 12, 1996, Tracor executed and delivered the Acquisition Agreement to Westmark. Also, on March 12, 1996, Tracor and Westmark executed and delivered the First Amendment to the Acquisition Agreement. For a more detailed discussion of the background to the Acquisition, see "The Proposed Acquisition and Related Matters -- Material Contacts and Board Deliberations."


     Tracor's Reasons for the Acquisition; Recommendation of the Tracor
Board. On February 27, 1996, the Tracor Board unanimously adopted and approved the Acquisition Agreement, the Acquisition and the related transactions contemplated thereby. In reaching its determination, the Tracor Board considered a number of factors, including but not limited to, the following:

          (i) The terms and conditions of the Acquisition Agreement, a copy of which is attached hereto as Appendix A, including that the number of shares of Tracor Common Stock issuable in the Acquisition may not exceed 8,267,435 shares absent the occurrence of an Acquisition Event, that following the consummation of the Plan of Liquidation the shares of Tracor Common Stock issuable in the Acquisition would be held by approximately 58 holders rather than one holder, that Tracor's stockholder base may be further broadened as a result of the consummation of the Resale Offering (as defined below) following the Acquisition, that the total "float" of Tracor shares should be increased by the Acquisition, that Custody Agreements (as defined below) to be entered into by certain Westmark shareholders relating to the preservation of the tax status of the Acquisition as a reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code") allow such shareholders to sell no more than 50% of the shares of Tracor Common Stock received in the Acquisition during the two-year period following the consummation of the Acquisition, that Tracor is assuming only specified liabilities of Westmark pursuant to the Acquisition and that Tracor will not be responsible by contract or as a successor for other liabilities, contingent or otherwise, of Westmark, and that Tracor may under certain circumstances be entitled to a $2,000,000 termination fee in the event the Acquisition is not consummated.

          (ii) The Acquisition is not expected to be dilutive to Tracor's earnings per share.

          (iii) The Acquisition eliminates the current complexity in calculating Tracor earnings per share. The large number of warrants requires the use of the "modified treasury method" which is complex and not frequently used or understood by some stockholders and potential stockholders.

          (iv) The Acquisition eliminates certain corporate governance requirements or restrictions imposed by covenants relating to the Class A Common Stock, such as the requirement for one Class A Director and the obligation to add another Class A Director under certain circumstances.

          (v) The Acquisition removes any uncertainty that may exist in the market relating to the concentration of stock holdings in the hands of a single stockholder, removes the potential overhang of a large block of shares and provides for the orderly distribution of the shares of Tracor Common Stock into the public market.

          (vi) The presentation of Tracor's management to the Tracor Board supported the Acquisition.


          (vii) The written opinion, dated February 27, 1996 (the "Gordian Group Opinion"), of Gordian Group, which is attached hereto as Appendix D, stated that, as of the date thereof, the Consideration (as defined in the opinion) to be paid by Tracor in the Acquisition, taken as a whole, was fair, from a financial point of view, to holders of Tracor Common Stock. The Tracor Board also considered Gordian Group's analyses underlying its opinion.

     The Tracor Board also considered the following potentially negative factors: (i) the additional shares available to be sold to the public could negatively affect market prices of the Tracor Common Stock; and (ii) the Acquisition could be dilutive to Tracor's earnings per share if a significant reduction in the trading price of the Tracor Common Stock should occur. See "Risk Factors -- Risks of Substantial Sales of Shares."

See "The Proposed Acquisition and Related Matters -- Tracor Reasons for the Acquisition; Recommendation of the Tracor Board."

     Westmark's Reasons for the Acquisition; Recommendation of the Westmark Board. On March 6, 1996, the Westmark Board unanimously adopted and approved the Acquisition Agreement, the Acquisition, the Plan of Liquidation and certain related transactions. In reaching its determination, the Westmark Board considered a number of factors, including, but not limited to, the following:

          (i) The Westmark Board's belief that the Acquisition Agreement and the transactions contemplated therein represent the best current realizable value for Westmark;

          (ii) The relationship between the number of shares of Tracor Common Stock to be received by Westmark pursuant to the Acquisition Agreement and the trading history of shares of Tracor Common Stock;

          (iii) The fact that the Acquisition is intended to be effected as a tax free "C" reorganization under Section 368(a)(1)(C) of the Code (which means that Westmark would not incur federal income tax on its gain with respect to the Purchased Assets sold to Tracor in the Acquisition or with respect to the distribution of the net assets of Westmark to its shareholders pursuant to the Plan of Liquidation);

          (iv) The liquidity that would be provided to the Westmark shareholders as a result of the receipt of shares of Tracor Common Stock pursuant to the Registration Statement and the additional benefits associated with the opportunity provided to Westmark's shareholders to include shares of Tracor Common Stock in the Resale Offering;

          (v) Alternatives to the Acquisition, including the possible exercise of the Series B Warrant and Series C Warrant held by Westmark, the ability of Westmark to raise funds to exercise such warrants and the remaining terms of such warrants;

          (vi) The presentations of Westmark's management and Morgan Stanley & Co. Incorporated ("Morgan Stanley") to the Westmark Board regarding the Acquisition Agreement, the Plan of Liquidation and related transactions; and

          (vii) The opinion delivered by Morgan Stanley, which is attached hereto as Appendix E, that the consideration to be received by Westmark pursuant to the Acquisition Agreement is fair from a financial point of view to Westmark and its shareholders.

See "The Proposed Acquisition and Related Matters -- Westmark Reasons for the Acquisition; Recommendation of the Westmark Board."

     Opinions of Financial Advisors. Gordian Group has rendered to the Tracor Board its written opinion dated February 27, 1996, that, as of such date, based upon the various considerations set forth in its opinion, the Consideration to be paid by Tracor in the Acquisition, taken as a whole, is fair, from a financial point of view, to holders of Tracor Common Stock. The full text of the Gordian Group Opinion, which sets forth certain assumptions made, matters considered, and limitations of the review undertaken, is attached as Appendix D to this Joint Proxy Statement/Prospectus, is incorporated herein by reference and should be read carefully and in its entirety in connection with this Joint Proxy Statement/Prospectus. The Gordian Group Opinion states that it was furnished solely for the use and consideration of the Tracor Board and should not be construed as a recommendation to any other person, including to any holders of Tracor Common Stock, as to how such holders should vote with respect to the Tracor Share Issuance Proposal or with respect to any other matter. See "The Proposed Acquisition and Related Matters -- Financial Advisors" and
"-- Interests of Certain Persons in the Acquisition."

     Morgan Stanley has rendered to the Westmark Board its written opinion (the "Morgan Stanley Opinion") dated as of March 6, 1996, that, as of such date, based upon the various considerations set forth in the opinion, the consideration to be received by Westmark pursuant to the Acquisition Agreement is fair from a financial point of view to Westmark and its shareholders. The full text of the Morgan Stanley Opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken, attached as Appendix E to this Joint Proxy Statement/Prospectus, is incorporated by reference herein. Westmark shareholders are urged to read the opinion carefully and in its entirety. The Morgan Stanley Opinion is directed only to the fairness of the consideration to be received by Westmark pursuant to the Acquisition Agreement to Westmark and its shareholders from a financial point of view and does not constitute a recommendation to any shareholder of Westmark as to how such shareholder should vote on the Westmark Proposals or any other matter. The summary of the Morgan Stanley Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     The Closing. The Acquisition will close when (i) the Tracor Share Issuance Proposal and the Tracor Charter Amendment Proposal have been approved by the stockholders of Tracor and the Westmark Proposals have been approved by the shareholders of Westmark, (ii) the various conditions described in the Acquisition Agreement have been satisfied or waived, and (iii) all other filings or recordings required by applicable law have been made. It is anticipated that if the necessary approvals are obtained at the Tracor Meeting and the Westmark Special Meeting and all other conditions of the Acquisition have been satisfied or waived, the Acquisition will occur as soon as practicable following the conclusion of the Meetings. See "The Proposed Acquisition and Related
Matters -- Conditions to the Acquisition; Waiver."

     Conduct of Business Prior to the Closing. Pursuant to the Acquisition Agreement, Tracor and Westmark have agreed to certain restrictions with respect to the manner in which their respective businesses will be conducted pending the Acquisition. Tracor and Westmark each have agreed, among other things, to use reasonable best efforts to satisfy (or cause to be satisfied) all conditions precedent to the consummation of the Acquisition and related transactions and to cause its stockholders meeting to occur at the earliest practicable date and to obtain the necessary stockholder approvals.

     Tracor Pre-Closing Covenants. Tracor has agreed in the Acquisition Agreement that the Tracor Board, subject to its fiduciary duties, will recommend the Tracor Share Issuance Proposal and the Tracor Charter Amendment Proposal to the stockholders of Tracor. Tracor has also agreed to increase the size of the Tracor Board by one directorship upon consummation of the Acquisition, which shall have a three-year term as of the closing date, and to appoint Elvis L. Mason to such newly-created directorship for a three-year term.

     Westmark Pre-Closing Covenants. Westmark has agreed in the Acquisition Agreement that prior to the earlier of the termination of the Acquisition Agreement or the closing date, it will not (i) engage in any practice, take or fail to take any action or enter into any material transaction that may materially adversely affect the Purchased Assets or the ability of Westmark to consummate the transactions contemplated by the Acquisition Agreement, (ii) sell, transfer or dispose of any of the securities of Tracor included in the Purchased Assets, (iii) permit any of the Purchased Assets to become subject to any lien or encumbrance except for liens for taxes not yet due and liens on its real property that are reasonably acceptable to Tracor, (iv) modify or amend in any material respect any of its contracts or knowingly waive or assign to any third party any material rights under any such contract, (v) enter into any agreement which will not be fully performed by the closing date and which provides for payments by Westmark in excess of $50,000, and (vi) knowingly enter into any transaction that would reasonably be expected to require this Joint Proxy Statement/Prospectus to be delayed or recirculated under circumstances which would in the reasonable judgment of Westmark delay the occurrence of the closing date beyond May 20, 1996.

     In addition, Westmark has agreed to (i) maintain its books and records in a manner consistent with past practices, (ii) cause a list of persons intending to offer shares of Tracor Common Stock in the Resale Offering to be delivered to Tracor no less than twenty (20) days prior to closing date, (iii) use its reasonable best efforts to cause the Westmark shareholders intending to sell shares of Tracor Common Stock in the Resale Offering to deliver executed binding commitments to Tracor covering a minimum of 2,500,000 shares of Tracor Common Stock (subject to certain conditions) no less than twenty (20) days prior to the closing date,

(iv) use its reasonable best efforts to facilitate the Resale Offering, and (v) permit representatives of Tracor to have full access to Westmark's premises, books, records, contracts and documents.

     Conduct of Business Following the Acquisition; Board of Directors and Management. Upon approval of the Tracor Bylaw Amendment Proposal, the Tracor Board will comprise three classes of directors with staggered three-year terms. Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason, the current Class A Director of Tracor, a director of Tracor to fill the newly created directorship for a three-year term. Mr. Mason is the managing partner of Mason Best, the largest Westmark shareholder. See "Westmark -- Stock Ownership of Management and Principal Shareholders." The Tracor Board would then consist of Anthony Grillo, Elvis L. Mason and Dr. Julian Davidson with three year terms to expire in 1999, James B. Skaggs and Thomas P. Stafford with two year terms to expire in 1998, and William E. Conway, Jr. and Bob Marbut with one year terms to expire in 1997. All of the above named directors are currently members of the Tracor Board. Mr. Skaggs will continue to serve as Chairman of the Board. See "The Tracor Bylaw Amendment Proposal", "Election of Tracor Directors" and "The Proposed Acquisition and Related Matters -- Interests of Certain Persons in the Acquisition."

     Conditions to the Acquisition; Waiver. Consummation of the Acquisition is subject to various conditions, including the approval by Tracor's stockholders of the Tracor Share Issuance Proposal and the Tracor Charter Amendment Proposal; the approval by Westmark's shareholders of the Westmark Proposals; the receipt of certain consents and approvals from various third parties and governmental agencies; the purchase by Westmark for cash of not less than 5,302,055 Westmark Warrants; the receipt by Tracor from each Westmark shareholder intending to sell shares of Tracor Common Stock in the Resale Offering of a binding commitment to include such shares in the Resale Offering (and such binding commitments shall in the aggregate relate to no less than 2,500,000 shares of Tracor Common Stock); the receipt by Westmark of an opinion of legal counsel to the effect that the transactions contemplated by the Acquisition Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code; Tracor shall have delivered to Westmark the Registration Rights Agreement (as hereinafter defined) duly executed by Tracor; Tracor shall have caused the amended and restated Certificate of Incorporation to be filed with the Secretary of State of Delaware; Tracor shall have caused the amended and restated Bylaws to be adopted by Tracor; and the Tracor Board shall have appointed Elvis L. Mason to a three-year term on the Tracor Board. Except for matters required by law, each of the parties to the Acquisition may, at its option, waive compliance with any condition to its obligation to consummate the Acquisition. See "The Proposed Acquisition and Related Matters -- Conditions to the Acquisition; Waiver."

     Termination and Amendment. The Acquisition Agreement may be terminated, notwithstanding Tracor stockholder and Westmark shareholder approval, (i) by mutual agreement of the parties, (ii) by either Tracor or Westmark if the Acquisition has not been consummated on or before August 31, 1996, and (iii) upon the occurrence of certain other events. In addition, the Acquisition Agreement may be amended by the mutual consent of the parties at any time before or after approval of the Acquisition Agreement, the Acquisition and the related transactions and prior to the closing by the written agreement of Tracor and Westmark. See "The Proposed Acquisition and Related Matters -- Termination or Amendment of the Acquisition Agreement."

     Other Offers. The Acquisition Agreement provides that, subject to the Westmark Board's exercise of its fiduciary responsibilities as contemplated by the Acquisition Agreement and certain other exceptions, (i) Westmark will not directly or indirectly take any action to solicit, initiate or encourage any offer or proposal for or any indication of interest in, a merger or other business combination involving Westmark or any of its subsidiaries or the acquisition of any equity interest in, or the acquisition of any portion of the assets of, Westmark or any of its subsidiaries that would result in the offeror beneficially owning 5% or more of the Tracor Common Stock upon consummation of the Acquisition and the Plan of Liquidation (an "Acquisition Proposal"), and
(ii) the Westmark Board will not withdraw or modify, in a manner adverse to Tracor, the approval or recommendation of the Acquisition Agreement, the Acquisition and the other transactions contemplated thereby or approve or recommend any other Acquisition Proposal (other than one made by Tracor) or approve or authorize Westmark entering into any agreement with respect to any other Acquisition Proposal. See "The Proposed Acquisition and Related Matters -- Other Offers."

     Certain Fees. In the event that the Acquisition is not consummated under the circumstances enumerated in the Acquisition Agreement, Westmark will be obligated to pay a fee of $2,000,000 to Tracor upon the consummation of certain other transactions. See "The Proposed Acquisition and Related Matters -- Fees and Expenses."

     Resale of Tracor Common Stock. The shares of Tracor Common Stock to be issued in the Acquisition will be registered under the Securities Act on a Registration Statement of which this Joint Proxy Statement/ Prospectus is a part, thereby allowing such shares of Tracor Common Stock to be traded without restriction by all holders not deemed to be affiliates of Westmark prior to the consummation of the Acquisition. See "The Proposed Acquisition and Related Matters--Resale of Tracor Common Stock."


     Westmark Shareholders Custody Agreement. The Westmark Board has recommended that to help assure that the Acquisition is treated as a tax-free reorganization under sec. 368(a)(1)(C) of the Code, the eleven largest holders of Westmark securities (the "Signing Shareholders"), who will (assuming an Average Tracor Trading Price of $15.80) receive in the aggregate approximately 6,155,220 shares of Tracor Common Stock upon the liquidation and dissolution of Westmark, enter into the Westmark Shareholders Custody Agreement, dated as of the Closing (the "Custody Agreement"), the form of which is attached hereto as Appendix C. Pursuant to the Custody Agreement the Signing Shareholders will agree that they will not sell, pledge, hypothecate, or otherwise transfer (each, a "Transfer"), more than 50% of the shares of Tracor Common Stock received by them in connection with the Acquisition for a period of two years after the Closing, except for Mason Best Company L.P. ("Mason Best") which has agreed that such Transfer restrictions will apply to 100% of such Tracor Common Stock received by it. The Custody Agreement will not apply in the case of a Transfer pursuant to the laws of devise, descent or divorce. Prior to the Closing, Mason Best intends to make a partnership distribution of approximately 6.2 million shares of Westmark Common Stock to its partners. Mason Best's partners are not being requested to sign a Custody Agreement relating to shares of Tracor Common Stock received in respect of the shares of Westmark Common Stock distributed to them by Mason Best in such partnership distribution and will be free to resell such shares of Tracor Common Stock immediately, subject to applicable law. The Signing Shareholders are not required to sign the Custody Agreement but, if any of the them do not do so, the status of the Acquisition as a tax-free reorganization under Section 368(a)(1)(C) could be jeopardized. See "The Proposed Acquisition and Related Matters -- Westmark Shareholders Custody Agreement." Each Signing Shareholder has been requested to sign and deliver the Custody Agreement to Westmark. If any Signing Shareholder does not sign, the Custody Agreement will not be effective without the written consent of all other Signing Shareholders.


     Registration Rights. In connection with the Acquisition, Tracor and the Westmark shareholders will enter into the Registration Rights Agreement (herein so called) substantially in the form of Appendix B hereto. The Registration Rights Agreement provides holders of shares of Tracor Common Stock ("Registrable Securities") received pursuant to the Plan of Liquidation with certain registration rights in respect of such shares. Such rights provide that the holders of Registrable Securities (the "Holders") may require Tracor to file a registration statement under the Securities Act with respect to the sale of Registrable Securities. Tracor is required to effect three such demand registrations at the request of such Holders, with the first such demand registration being described below under the caption "Registered Resale Offering." In addition, in the event Tracor proposes to register any of its securities under the Securities Act in a public offering for cash for its own account or the account of persons other than the Holders, it is required, each such time, to notify each Holder and certain of its stockholders in writing of the proposed registration, and include, at Tracor's expense, the portion of the Registrable Securities which such persons may request be included in such registration, subject to certain limitations. See "The Proposed Acquisition and Related Matters -- Registration Rights."

     Registered Resale Offering. Tracor has agreed to use its best efforts to file and cause to become effective a Registration Statement on Form S-4/S-3, or other applicable form, to permit Westmark shareholders to include in a registered resale offering (the "Resale Offering") a minimum of 2,500,000 shares of Tracor

Common Stock to be received by such shareholders pursuant to the Acquisition and the Plan of Liquidation. It is a condition to Tracor's obligation to close the Acquisition that prior to the Closing Westmark deliver commitments in the form of Appendix C-1 hereto to Tracor from Westmark shareholders willing to sell at least 2,500,000 shares of Tracor Common Stock in the Resale Offering. If the managing underwriter cannot sell at least 2,500,000 shares in the Resale Offering in accordance with the commitments provided by the selling shareholders then Tracor will be obligated to proceed with the Resale Offering provided that at least 1,500,000 shares can be sold at prices acceptable to such selling shareholders. If at least 1,500,000 shares cannot be sold then Tracor is not obligated to proceed with the Resale Offering and Westmark shareholders lose the right to this demand registration, and will then have two remaining demand registrations under the Registration Rights Agreement. Westmark has agreed to use its reasonable best efforts to cause 2,500,000 shares of Tracor Common Stock to be included in the Resale Offering. SHAREHOLDERS OF WESTMARK WHO DESIRE TO INCLUDE IN THE RESALE OFFERING ALL OR SOME OF THE SHARES OF TRACOR COMMON STOCK TO BE RECEIVED BY THEM IN CONNECTION WITH THE ACQUISITION AND THE PLAN OF LIQUIDATION SHOULD COMPLETE THE RESALE OFFERING ELECTION NOTICE IN THE FORM ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX C-1 AND RETURN IT TO WESTMARK BY THE TENTH DAY AFTER THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. See "The Proposed Acquisition and Related
Matters -- Registered Resale Offering."



     Warrants to Purchase Common Stock of Westmark. Westmark has outstanding 5,581,111 Westmark Warrants. On April 25, 1996, Westmark commenced an offer to purchase (the "Warrant Repurchase Offer") the Westmark Warrants from the holders thereof for $.0448 per Westmark Warrant in cash. The Warrant Repurchase Offer expires on May 23, 1996. Mason Best and the trustees of the General Electric Pension Trust have informed Westmark that they intend to accept the Warrant Repurchase Offer. The Warrant Repurchase Offer is not conditioned upon the closing of the Acquisition, but Tracor is not obligated to close the Acquisition unless 95% of all outstanding Westmark Warrants have been repurchased and cancelled. Pursuant to the Acquisition Agreement, Tracor will provide holders of up to 279,056 Westmark Warrants who have not accepted the Warrant Repurchase Offer a right (the "Tracor Exchange Warrants") to acquire for the exercise price of the Westmark Warrant, as adjusted to reflect the consideration payable in government securities that such holders would have received if the Westmark Warrants had been exercised immediately prior to the Acquisition, that number of shares of Tracor Common Stock that such Westmark Warrant holder would have received pursuant to the liquidation of Westmark had the Westmark Warrant been exercised immediately prior to the Closing. If any Tracor Exchange Warrants are issued to Westmark Warrant holders, the number of shares of Tracor Common Stock deliverable to Westmark in the Acquisition shall be reduced on a share for share basis by the number of shares of Tracor Common Stock subject to the Tracor Exchange Warrants (the "Holdback Shares"). All cash paid to Tracor upon the exercise of the Tracor Exchange Warrants will be promptly paid by Tracor to Mason Best, as representative of the Westmark shareholders, for distribution to Westmark's shareholders of record on the date of consummation of the Acquisition pro rata according to their respective rights and interests in Westmark. If any Tracor Exchange Warrants are not exercised prior to their expiration date, then any Holdback Shares (and cash in lieu of fractional shares) not issued as a result of the exercise of Tracor Exchange Warrants will be delivered by Tracor to Mason Best, as representative of the Westmark shareholders, in such names and denominations as Mason Best shall instruct. Promptly after receipt thereof, Mason Best will distribute such Holdback Shares and cash pro rata to the former Westmark shareholders. See "The Proposed Acquisition and Related
Matters -- Warrants to Purchase Common Stock of Westmark."


     Interests of Certain Persons in the Acquisition. In considering the recommendation of the Westmark Board with respect to the Westmark Proposals, Westmark shareholders should be aware that certain officers and directors of Westmark have interests in connection with the Acquisition and the other transactions and matters contemplated by the Acquisition Agreement. See "The Proposed Acquisition and Related Matters -- Interests of Certain Persons in the Acquisition."

     Plan of Liquidation. The Plan of Liquidation is intended to accomplish the complete liquidation of Westmark, and the dissolution of Westmark pursuant to
Article 6.03 of the Texas Business Corporation Act (the "TBCA"). After paying, satisfying, or discharging all its debts, liabilities, and obligations, or making adequate provision for payment, satisfaction or discharge thereof, including retaining at least $150,000 in cash for payment of unknown claims and liabilities, Westmark shall then distribute the remainder of its properties and assets, in kind in the form received from Tracor in the Acquisition, to the shareholders of Westmark according to their respective rights and interests. Based upon an assumed Average Tracor Trading Price of $15.80 per share, each share of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock will receive approximately
 .2274, .2274 and 5.7474 shares of Tracor Common Stock, respectively, and, assuming $10 million of net cash held by Westmark at the consummation of the Acquisition, United States government securities in the face amount of $0.2861, $0.2861 and $7.2298, respectively, at the consummation of the Acquisition. See "The Proposed Acquisition and Related Matters -- Plan of Liquidation."


     At any time prior to the issuance of a certificate of dissolution by the Texas Secretary of State or within 120 days thereafter, Westmark may revoke dissolution proceedings by (i) Westmark Board action or (ii) Westmark shareholders acting by unanimous written consent.


     Mason Best will cause the distributions received pursuant to the Plan of Liquidation on 1,331,729 shares of its Westmark Common Stock to be paid to former holders of the Westmark Series A Convertible Preferred Stock pursuant to a letter agreement among Mason Best and such holders dated August 24, 1988. See "The Proposed Acquisition and Related Matters -- Plan of Liquidation."


     Certain Federal Income Tax Considerations. Consummation of the Acquisition is conditioned upon receipt by Westmark of an opinion of its legal counsel that the Acquisition will qualify as a reorganization for federal income tax purposes under Section 368(a)(1)(C) of the Code. Accordingly, it is anticipated that no gain or loss will generally be recognized by Westmark shareholders upon the receipt of shares of Tracor Common Stock in exchange for their shares of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock, except to the extent of (i) the value of government securities received and (ii) cash received in lieu of fractional shares and in respect of dissenting shares. Such legal opinion will be subject to certain limitations and qualifications and will be based upon certain factual assumptions and representations. Furthermore, such legal opinion will not be binding on the Internal Revenue Service. ALL WESTMARK SHAREHOLDERS SHOULD READ CAREFULLY THE DISCUSSION UNDER "THE PROPOSED ACQUISITION AND RELATED MATTERS -- CERTAIN FEDERAL INCOME TAX CONSIDERATIONS." IN VIEW OF THE COMPLEXITIES OF FEDERAL INCOME AND OTHER TAX LAWS, EACH WESTMARK SHAREHOLDER SHOULD CONSULT WITH SUCH SHAREHOLDER'S TAX ADVISOR REGARDING AMONG OTHER THINGS, THE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE ACQUISITION APPLICABLE TO SUCH SHAREHOLDER'S SPECIFIC CIRCUMSTANCES.


     Governmental and Regulatory Approvals. To the knowledge of Tracor and Westmark, no governmental or regulatory approvals are required for consummation of the Acquisition, other than compliance with the provisions of applicable securities and "blue sky" laws of various jurisdictions and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). On April 26, 1996, Tracor and Mason Best filed Pre-Merger Notifications under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, respectively. Early termination of the waiting period applicable to the consummation of the Acquisition was granted on May 7, 1996 under the HSR Act.


     Shareholders of Westmark who will receive shares of Tracor Common Stock pursuant to the Plan of Liquidation may be required to report such acquisition of Tracor Common Stock in advance of the acquisition to the Antitrust Division of the U.S. Department of Justice and to the Federal Trade Commission under the HSR Act. Each Westmark shareholder should consult with his or her own counsel regarding the applicability of the HSR Act. See "The Proposed Acquisition and Related Matters -- Governmental and Regulatory Approvals."

     Indemnification. The Certificate of Incorporation and Bylaws of Tracor and the Articles of Incorporation and Bylaws of Westmark provide for the indemnification of each respective company's directors and officers against liabilities arising in the course of performance of their duties to Tracor and Westmark, respectively, subject to certain limitations imposed by law.

     Availability of Dissenters' Rights. Under Article 5 of the TBCA, shareholders of Westmark who object to the Acquisition may, by following prescribed statutory procedures, have the right to seek a determination of the "fair value" of such holder's shares. The failure of such a dissenting shareholder to follow such procedures, described more fully elsewhere in this Joint Proxy Statement/Prospectus, may result in termination or waiver of such holder's dissenters' rights. See "Voting and Proxies -- The Westmark Special Meeting -- Appraisal or Dissenters' Rights" for a more detailed description of dissenters' rights of Westmark shareholders with respect to the Acquisition.

     No statutory appraisal rights are available to stockholders of Tracor in connection with the Acquisition.

     Accounting Treatment. The Acquisition will be accounted for by Tracor as a purchase of assets and an exchange of equity interests within the existing Tracor stockholder group.

MARKET PRICE DATA

     Tracor Common Stock; Series A Warrants. The Tracor Common Stock and warrants to purchase shares of Tracor Common Stock issued in connection with the financial restructuring of the Company's predecessor (the "Series A Warrants") are traded on the Nasdaq National Market under the symbols "TTRR" and "TTRRW," respectively.


     The following table sets forth the last reported sales price per share of the Tracor Common Stock and the Series A Warrants, as reported on the Nasdaq National Market on (i) December 29, 1995, (ii) March 8, 1996, the last full trading day before the execution of the Acquisition Agreement by Westmark, and
(iii) May 8, 1996, the latest practicable trading day before mailing this Joint Proxy Statement/Prospectus. Stockholders of Tracor and shareholders of Westmark are encouraged to obtain current market information for shares of the Tracor Common Stock when determining how to vote their shares.



                                                                        TRACOR          SERIES A
                                                                     COMMON STOCK       WARRANTS
                                                                        PRICE            PRICE
                                                                     ------------       --------
December 29, 1995..................................................    $ 14.50          $ 11.875
March 8, 1996......................................................    $ 14.625         $ 12.875
May 8, 1996........................................................    $ 17.125         $ 14.625


     See "Tracor -- Market Prices of Tracor Common Stock; Dividends."

     Westmark Common Stock; Westmark Nonvoting Common Stock; Westmark Preferred Stock. None of the shares of Westmark Common Stock, Westmark Nonvoting Common Stock or Westmark Preferred Stock is quoted on any securities exchange. Westmark is not aware of any private sales of Westmark Common Stock, Westmark Nonvoting Common Stock or Westmark Preferred Stock since January 1, 1993.

RISK FACTORS

     The consummation of the Acquisition and related transactions and an investment in shares of Tracor Common Stock each involve certain risks. Accordingly, shareholders of Westmark should carefully consider the information set forth in "Risk Factors."

TRACOR SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following summary financial data should be read in conjunction with the historical consolidated financial statements of Tracor, Inc. and the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and the related notes, and "Tracor -- Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this Joint Proxy Statement/Prospectus.

                                                            YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------
                                             PRO FORMA                   HISTORICAL
                                             ----------   -----------------------------------------
                                              1995(1)       1995     1994(2)    1993(2)      1992
                                             ----------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales................................  $  998,110   $886,920   $694,037   $407,495   $261,835
  Cost of sales............................     796,792    713,802    568,020    333,852    214,070
  Selling, administrative and general
     expense...............................     125,709    104,928     78,201     49,889     36,639
                                             ----------   --------   --------   --------   --------
  Earnings before interest and income
     taxes.................................      75,609     68,190     47,816     23,754     11,126
  Interest expense.........................      27,380     19,496     16,771      8,277      3,746
                                             ----------   --------   --------   --------   --------
  Income before income taxes...............      48,229     48,694     31,045     15,477      7,380
  Income taxes.............................      21,556     20,831     12,498      6,200      2,850
                                             ----------   --------   --------   --------   --------
  Net income...............................  $   26,673   $ 27,863   $ 18,547   $  9,277   $  4,530
                                              =========   ========   ========   ========   ========
SHARE DATA:
Historical and pro forma(3):
  Net income per common and common
     equivalent share:
     Primary...............................  $     1.18   $   1.23   $    .96   $    .56   $    .32
     Fully diluted.........................  $     1.18   $   1.23   $    .93   $    .54   $    .32
     Weighted average common and common
       equivalent shares...................      24,168     24,168     22,113     22,069     21,953
As adjusted(4):
  Net income per common and common
     equivalent share:
     Primary...............................  $     1.20
     Fully diluted.........................  $     1.20
     Weighted average common and common
       equivalent shares...................      22,327
OPERATING AND OTHER DATA:
  EBITDA(5)................................  $  105,770   $ 91,044   $ 62,562   $ 33,368   $ 17,940
  Capital expenditures.....................      18,890     13,676     11,007      8,435      7,360
  Firm backlog.............................   1,001,378    923,978    806,228    590,366    301,502

                                                  DECEMBER 31, 1995
                                             ---------------------------
                                             PRO FORMA(6)       HISTORICAL
                                             ------------       --------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................    $124,732         $129,129
  Total assets.............................     619,884          467,456
  Long-term debt...........................     306,700          191,175
  Shareholders' equity.....................     136,965          136,965

- ---------------

(1) The pro forma income statement data, share data and operating and other data have been derived from the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and give effect to the AEL Acquisition (consummated February 22, 1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing thereof had occurred as of January 1, 1995.
(2) Reflects the acquisition of GDE Holdings, Inc. and its subsidiaries on November 17, 1994 and the acquisition of Vitro Corporation and its subsidiaries on August 25, 1993.
(3) Both primary and fully diluted net income per share amounts are computed in accordance with the modified treasury stock method using the weighted average common shares outstanding and equivalents assuming the exercise of all outstanding warrants and options for common shares. The modified treasury stock method of calculating earnings per share is used whenever the number of shares of common stock obtainable upon the exercise of outstanding options and warrants in the aggregate exceeds 20% of the number of common shares outstanding at the end of the period. The modified treasury stock method limits the Company's assumed purchase of common stock acquired to satisfy option and warrant exercises to 20% of the outstanding common shares. The balance of proceeds is assumed to be used to retire debt and any remaining balances of funds are assumed to be reinvested in U.S. Government securities or commercial paper.
(4) Reflects the cancellation of the Class A Common Stock, the Series B Warrant and the Series C Warrant and the issuance of 7,949,594 shares (assuming an Average Tracor Trading Price of $15.80) of Tracor Common Stock in the Acquisition, as if such shares had been issued on January 1, 1995.
(5) "EBITDA" represents, for any relevant period, earnings before interest and income taxes, plus depreciation of property, plant and equipment and amortization of intangible assets. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles, but is presented to provide additional information related to debt service capability. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity under generally accepted accounting principles.
(6) The pro forma balance sheet data has been derived from the Unaudited Pro Forma Condensed Combined Balance Sheet of Tracor, Inc. and AEL Industries, Inc. and gives effect to the AEL Acquisition (consummated February 22,
    1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing had occurred on December 31, 1995.

WESTMARK SUMMARY FINANCIAL DATA

     The selected financial data regarding Westmark set forth below is as of and for each of its most recent four years. The statement of operations data for each of the three years in the period ended December 31, 1995 and the balance sheet data as of December 31, 1995 and 1994 has been derived from Westmark's consolidated financial statements for such periods, which were audited by Price Waterhouse LLP as indicated in their report included elsewhere in this Joint Proxy Statement/Prospectus. The financial data for the year ended December 31, 1992 and the balance sheet data as of December 31, 1993 has been derived from unaudited consolidated financial statements not included herein. In the opinion of Westmark's management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which Westmark considers necessary for a fair presentation of the financial position and results of operations for the period. The selected financial information should be read in conjunction with "Westmark -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                             YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                                 1995          1994          1993          1992
                                              -----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenues:
  Rental income from related parties........  $   187,401   $   187,401   $   187,401   $   187,401
  Interest income...........................       16,720        19,167        22,927        33,828
  Gain on investment disposition............           --       476,445            --            --
  Other income..............................           --            --            --        43,931
                                              -----------   -----------   -----------   -----------
          Total revenue.....................      204,121       683,013       210,328       265,160
                                              -----------   -----------   -----------   -----------
Expenses:
  Legal.....................................      132,544       160,332       187,819       309,175
  Oversight and administration..............       85,000        85,000        85,000        85,000
  Directors' fees...........................       48,000        48,000        48,000        48,000
  Insurance.................................       47,500        46,780       170,090            --
  Depreciation and amortization.............           --         3,672        13,061        19,413
  Litigation expense........................           --       276,445       400,000            --
  Office operations.........................       28,889        17,239         5,142        16,072
                                              -----------   -----------   -----------   -----------
          Total expenses....................      341,933       637,468       909,112       477,660
                                              -----------   -----------   -----------   -----------
Income (loss) before income taxes...........     (137,812)       45,545      (698,784)     (212,500)
Income tax benefit (expense)................       45,738       (20,002)      241,498       201,265
                                              -----------   -----------   -----------   -----------
Net income (loss)...........................      (92,074)       25,543      (457,286)      (11,235)
Dividends applicable to preferred stock.....    2,578,122     2,578,122     2,578,122     2,578,122
                                              -----------   -----------   -----------   -----------
Net loss applicable to common stock.........  $(2,670,196)  $(2,552,579)  $(3,035,408)  $(2,589,357)
                                               ==========    ==========    ==========    ==========
Net loss per common share...................  $     (0.11)  $     (0.11)  $     (0.13)  $     (0.10)
                                               ==========    ==========    ==========    ==========

                                                                  DECEMBER 31,
                                              -----------------------------------------------------
                                                 1995          1994          1993          1992
                                              -----------   -----------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
BALANCE SHEET DATA:
Cash........................................  $   318,427   $   452,176   $   759,881   $ 1,072,995
Working capital.............................      291,701       433,354       388,197     1,077,820
Property and plant, net.....................      163,830       163,830       165,054       175,475
Total assets................................      913,712       997,882     1,353,576     1,457,034
Shareholders' equity........................      878,494       970,568       945,025     1,402,311

COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical, pro forma combined and as adjusted per share financial data as of and for the year ended December 31, 1995. The per share data of Tracor for the year ended December 31, 1995 should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of Tracor and the unaudited pro forma condensed combined financial statements and accompanying discussion and notes included elsewhere in this Joint Proxy Statement/Prospectus. The per share data of Westmark for the year ended December 31, 1995 should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying discussion and notes set forth in the Westmark Systems, Inc. Consolidated Financial Statements as of December 31, 1995 and 1994, and for the three years ended December 31, 1995, included elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                  YEAR ENDED
                                                                               DECEMBER 31, 1995
                                                                               -----------------
TRACOR COMMON STOCK
Net income per common and common equivalent share:
  Historical.................................................................       $  1.23
  Pro forma combined(1)......................................................          1.18
  As adjusted(2).............................................................          1.20
Dividends per common share:
  Historical.................................................................            --
  Pro forma combined.........................................................            --
  As adjusted................................................................            --
Book value per weighted average common and common equivalent share:
  Historical.................................................................       $  5.67
  Pro forma combined(1)......................................................          5.67
  As adjusted(2).............................................................          6.07
WESTMARK COMMON STOCK
Net loss per common share....................................................       $  (.11)
Dividends per common share...................................................            --
Book value per common share..................................................           .04

- ---------------

(1) The pro forma data has been derived from the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc., included elsewhere herein.
(2) Reflects the cancellation of the Class A Common Stock, the Series B Warrant and the Series C Warrant and the issuance of 7,949,594 shares (assuming an Average Tracor Trading Price of $15.80) of Tracor Common Stock in the Acquisition, as if such shares had been issued on January 1, 1995.

                                  RISK FACTORS

     The following factors should be considered carefully in evaluating the proposals to be voted upon at the Meetings and the acquisition of the Tracor Common Stock offered hereby.

POTENTIAL TAX RISKS

     The Acquisition and the Plan of Liquidation have been structured with the intention that they qualify as a reorganization under Section 368(a)(1)(C) of the Code ("Reorganization"). However, neither Tracor nor Westmark has requested a ruling from the Internal Revenue Service in connection with the Acquisition and the Plan of Liquidation. Counsel to Westmark has delivered an opinion to Westmark to the effect that the Acquisition and the Plan of Liquidation will qualify as a Reorganization. Such tax opinion is subject to certain assumptions and qualifications and is based on (i) various representations of the management of Westmark and certain Westmark shareholders, including the agreement of certain of Westmark's shareholders to the effect that they will not sell or otherwise dispose of a number of shares of Tracor Common Stock received in the Acquisition so as to jeopardize the qualification of the Acquisition as a Reorganization for federal income tax purposes and (ii) the assumption that the Acquisition and the Plan of Liquidation will be consummated as described in the Acquisition Agreement and this Joint Proxy Statement/Prospectus. Such opinion will neither be binding on the Internal Revenue Service nor preclude it from adopting a contrary position. See "The Proposed Acquisition and Related
Matters -- Certain Federal Income Tax Considerations."

POTENTIAL LIABILITY OF WESTMARK SHAREHOLDERS SUBSEQUENT TO LIQUIDATION AND DISSOLUTION

     Following the liquidation and dissolution of Westmark, claims may still exist which could be asserted against Westmark. The TBCA provides that if assets of a corporation are distributed to its shareholders in connection with its dissolution, a shareholder shall be liable for any claim brought against such corporation for the amount so distributed to such shareholder. Former subsidiaries of Westmark also may seek contribution from former Westmark shareholders in the event that claims are brought against such subsidiaries as a result of the dissolution of Westmark.

RISKS OF SUBSTANTIAL SALES OF SHARES

     Sales of substantial amounts of Tracor Common Stock in the public market after the consummation of the Acquisition, or the perception that such sales could occur, could adversely affect prevailing market prices for the Tracor Common Stock. The approximately 7,949,594 shares of Tracor Common Stock (based upon an assumed Average Tracor Trading Price (as hereinafter defined) of $15.80) to be issued in the Acquisition will be eligible for sale in the public market, subject to certain limitations under the Securities Act applicable to affiliates of Westmark and the Custody Agreement entered into by and among certain affiliates of Westmark which limits the number of shares available to be sold to approximately one-half of such amount during the two years following the Closing. See "The Proposed Acquisition and Related Matters -- Westmark Shareholders Custody Agreement." In addition, market prices for the Tracor Common Stock could be affected by the anticipated public offering of shares of Tracor Common Stock in the Resale Offering, currently expected to involve a minimum of 2,500,000 shares of Tracor Common Stock. Following the Resale Offering, former shareholders of Westmark will have two demand registration rights and unlimited incidental and piggy-back registration rights. The timing and amount of sales of any additional shares of Tracor Common Stock by such stockholders may have an adverse effect on the Company's ability to raise additional equity capital. See "The Proposed Acquisition and Related
Matters -- Description of Acquisition," "-- Resale of Tracor Common Stock,"
"-- Westmark Shareholders Custody Agreement" and "-- Registration Rights."

CLASSIFIED BOARD OF DIRECTORS

     The proposed amendment to classify the Tracor Board may extend the time required to effect a change in control of the Tracor Board and may discourage hostile takeover bids for the Company. Without a classified board, a change in control of the Tracor Board can be made by stockholders holding a majority of the outstanding shares of Tracor Common Stock at a single annual meeting. If the Company implements a classified board, it may take at least two annual meetings for a majority of stockholders to effect a change in control of the Tracor Board, because only a minority of the directors will be elected at each annual meeting.

RISK ASSOCIATED WITH SUBSTANTIAL LEVERAGE

     The Company is highly leveraged. The Company's leverage could have the following consequences for holders of the Common Stock: (a) additional financing for working capital, capital expenditures, acquisitions or other purposes may be difficult to obtain; (b) a substantial portion of cash flow from operations must be dedicated to the payment of principal and interest on indebtedness; and (c) the Company may be more vulnerable to defense industry or general economic downturns which may limit its ability to withstand competitive pressures.

     As of February 29, 1996, the Company's total indebtedness and stockholders' equity were $296.6 million and $139.6 million, respectively. The Company's ability to meet debt service obligations and to reduce total debt will be dependent upon its future performance, which, in turn, will be subject to general conditions in the defense industry and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

RELIANCE ON ACQUISITIONS FOR GROWTH

     Expansion through acquisitions is an important component of the Company's growth strategy. However, the Company's continued ability to grow by acquisition is dependent upon, and may be limited by, the availability of acquisition candidates at reasonable prices, limitations in the Company's existing debt agreements and the Company's ability to obtain acquisition financing on acceptable terms. Competition in making acquisitions may come from larger companies with significantly greater resources. Without additional acquisitions and successful expansions and diversifications, the Company's ability to continue to grow successfully could be adversely affected. To the extent that the Company issues shares of Tracor Common Stock to finance any acquisition, existing stockholders may experience dilution. Further, there can be no assurance that the Company's management will be able to maintain or enhance the profitability of any acquired business or consolidate its operations to achieve cost savings. See "-- Risks Associated with Substantial Leverage," "-- Risks of Reductions or Changes in Military Expenditures" and "Tracor --
Business -- Company Strategy."

RISKS OF REDUCTIONS OR CHANGES IN MILITARY EXPENDITURES

     The primary customers of the Company are the Navy, Air Force, Army and other agencies of the DOD. Sales under contracts with the DOD or under subcontracts that identified the DOD as the ultimate purchaser represented approximately 81% of the Company's 1995 sales. The U.S. defense budget has been declining in real dollars since the mid-1980s, resulting in some delays in new program starts, program stretch-outs and program cancellations. The U.S. defense budget has begun to stabilize and, for the first time since the mid-1980s, increased in 1996, excluding inflation. Approximately 70% of the Company's DOD business is funded by the Operations and Maintenance portion of the defense budget, which has declined less than any other segment and is expected to comprise approximately one-third of the defense budget over the next decade. A further significant decline in U.S. military expenditures might materially and adversely affect the Company's sales and earnings. The loss or significant curtailment of the Company's material U.S. military contracts would materially and adversely affect the Company's future sales and earnings. See
"Tracor -- Business -- Major Customers."

CERTAIN RISKS ASSOCIATED WITH GOVERNMENT CONTRACTS

     The Company's contracts with the U.S. government and its prime contractors are, by their terms, subject to termination either upon default by the Company or at the convenience of the U.S. government or such prime contractors. Termination for convenience provisions generally entitle the Company to recover costs incurred, settlement expenses and profit on work completed prior to termination. In addition to the right of the U.S. government to terminate, U.S. government contracts are conditioned upon the continuing availability of congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally, incrementally, committed to the contract by the procuring agency from appropriations made by Congress for future fiscal years. See "Tracor -- Business -- Government Contracts."

     The Company in the ordinary course of its business occasionally performs under contracts for which funding authorization from the U.S. government has either expired or not been obtained. No assurance can be given that the Company will realize the revenue expected from performing under such contracts.

     Because the Company contracts to supply goods and services to the U.S. government, it is also subject to other risks, including contract suspensions and changes in government policies or regulations. See "Tracor --
Business -- Government Contracts."

ISSUANCE OF PREFERRED STOCK

     The Tracor Board has the authority, without further action by the stockholders of the Company, to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including dividend, liquidation, conversion, voting and other rights of the Preferred Stock. The issuance of shares of Preferred Stock could adversely affect the voting power or other rights of the holders of Tracor Common Stock and could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. In addition, the issuance of Preferred Stock could adversely affect the price of the Tracor Common Stock. See "Description of Tracor Capital Stock."

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a variety of specified transactions with any interested stockholder. Interested stockholder is defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Tracor Board prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series not owned by the interested stockholder. In general, the statute could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Tracor Common Stock. See "Description of Tracor Capital Stock -- Business Combinations Under Delaware Law."

                              RECENT DEVELOPMENTS

ACQUISITION OF AEL INDUSTRIES, INC.

     On February 22, 1996, Tracor acquired (the "AEL Acquisition") all of the outstanding shares of common stock of AEL Industries, Inc. ("AEL"). The total consideration paid by Tracor to acquire AEL was approximately $99 million, all of which was paid in cash. The acquisition was accomplished by the merger of Tracor AEL, Inc., a wholly-owned subsidiary of Tracor, into AEL, with AEL being the surviving corporation. AEL designs and manufactures sophisticated countermeasures, simulation and radar-warning receiver systems, performs aircraft engineering, maintenance and modification services for military and commercial aircraft, and provides state-of-the-art antenna, microwave, and integrated circuit components. AEL now operates as a unit of Tracor Aerospace, Inc.

     Funds used for the AEL Acquisition were borrowed pursuant to an amendment and restatement of the existing Credit Agreement among Tracor, Bankers Trust Company, as Agent, and Credit Lyonnais, Cayman Island Branch, as Co-Agent, dated August 25, 1993, and amended and restated November 17, 1994. See
"Tracor -- Selected Historical and Pro Forma Financial Data," and
"Tracor -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  INTRODUCTION


     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation by Tracor and by Westmark of proxies to be voted, respectively, at the Tracor Meeting to be held on June 13, 1996, and the Westmark Meeting also to be held on June 13, 1996. This Joint Proxy Statement/Prospectus is being mailed to stockholders of Tracor and shareholders of Westmark on or about May 10, 1996.


     The purpose of the Tracor Meeting is to consider and vote upon (i) the Tracor Share Issuance Proposal, (ii) the Tracor Charter Amendment Proposal,
(iii) the Tracor Bylaw Amendment Proposal, (iv) the election of six directors to the Tracor Board, (v) the amendment of the 1995 Plan, and (vi) ratification of the selection of Ernst & Young LLP as independent auditors for 1996.

     The purpose of the Westmark Meeting is to consider and vote upon (i) the approval of the sale of substantially all of the assets of Westmark in the Acquisition, and to ratify the Acquisition Agreement, (ii) the liquidation and dissolution of Westmark pursuant to the Plan of Liquidation, and (iii) ratification of the selection of Price Waterhouse LLP as Westmark's independent accountants.

     THE TRACOR BOARD HAS DETERMINED THAT THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AND IN THE BEST INTERESTS OF TRACOR AND ITS STOCKHOLDERS. ACCORDINGLY, THE TRACOR BOARD RECOMMENDS THAT THE STOCKHOLDERS OF TRACOR APPROVE THE TRACOR SHARE ISSUANCE PROPOSAL AND THE TRACOR CHARTER AMENDMENT PROPOSAL. THE TRACOR BOARD ALSO RECOMMENDS THAT THE STOCKHOLDERS OF TRACOR VOTE FOR THE TRACOR BYLAW AMENDMENT PROPOSAL, FOR THE ELECTION OF THE DIRECTORS NAMED HEREIN, FOR THE AMENDMENT OF THE 1995 PLAN AND FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR 1996.

     THE WESTMARK BOARD HAS UNANIMOUSLY DETERMINED THAT THE SALE OF SUBSTANTIALLY ALL OF THE ASSETS OF WESTMARK PURSUANT TO THE ACQUISITION AGREEMENT AND THE LIQUIDATION AND DISSOLUTION OF WESTMARK PURSUANT TO THE PLAN OF LIQUIDATION ARE FAIR TO AND IN THE BEST INTERESTS OF WESTMARK AND ITS SHAREHOLDERS. ACCORDINGLY, THE WESTMARK BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF WESTMARK APPROVE THE WESTMARK PROPOSALS.

     This Joint Proxy Statement/Prospectus also constitutes the prospectus of Tracor under the Securities Act for the offering of shares of Tracor Common Stock in connection with the Acquisition.

     The principal executive offices of Tracor are located at 6500 Tracor Lane, Austin, Texas 78725, and its telephone number at that location is (512) 926-2800. The principal executive offices of Westmark are located at 2121 San Jacinto, Suite 1000, Dallas, Texas 75201, and its telephone number at that location is (214) 754-2690.

                               VOTING AND PROXIES

THE TRACOR MEETING


     Date, Time and Place of Tracor Meeting. The Tracor Meeting will be held at Tracor, Inc., 6500 Tracor Lane, Austin, Texas 78725, on June 13, 1996, at 10:00 a.m., local time.



     Record Date and Outstanding Shares. Stockholders of record of Tracor Common Stock and Class A Common Stock at the close of business on the Tracor Record Date are entitled to notice of and to vote at the Tracor Meeting. On the Tracor Record Date, there were approximately 262 holders of record of, and there were approximately 7,000 beneficial owners, of Tracor Common Stock, and 13,213,845 shares of Tracor Common Stock were issued and outstanding. Each share of Tracor Common Stock is entitled to one vote. On the Tracor Record Date, 978,458 shares of Class A Common Stock were issued and outstanding and held by

Westmark. The rights of the holders of Class A Common Stock are identical to those of the holders of Tracor Common Stock, except that the holders of Class A Common Stock alone have the right to vote as a class for the purpose of electing the Class A Director, for the purpose of removing the Class A Director, or decreasing the number of directors by elimination of the Class A Director, and have no other voting rights with respect to the election of directors.

     Voting of Proxies. All properly executed proxies that are not revoked will be voted at the Tracor Meeting and at any postponements or adjournments thereof in accordance with the instructions contained therein. Proxies containing no instructions regarding the proposal specified in the form of proxy will be voted in favor of the Tracor Share Issuance Proposal, in favor of the Tracor Charter Amendment Proposal, in favor of the Tracor Bylaw Amendment Proposal, in favor of the amendment to the 1995 Plan, in favor of the election of directors named herein, and in favor of ratification of the appointment of Ernst & Young LLP as the Company's independent auditors. If any other matters are properly brought before the Tracor Meeting, all proxies will be voted in accordance with the judgment of the persons voting the proxies. The Tracor Meeting may be adjourned, and additional proxies solicited, if the votes necessary to approve a proposal have not been obtained. Any adjournment of the Tracor Meeting will require the affirmative vote of the holders of at least a majority of the shares represented, whether in person or by proxy, at such meeting.

     A Tracor stockholder of record who has executed and returned a proxy may revoke such proxy at any time before it is voted at the Tracor Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of Tracor, stating that such proxy is revoked, or by attending the Tracor Meeting and voting in person.

     Tracor Stockholder Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Tracor Common Stock and Class A Common Stock present or represented by proxy at the Tracor Meeting and entitled to vote thereon, voting together as a single class, is required to approve the Tracor Share Issuance Proposal, the Tracor Charter Amendment Proposal, the Tracor Bylaw Amendment Proposal and the amendment of the 1995 Plan and to ratify the appointment of Ernst & Young LLP as independent auditors for 1996. A FAILURE OF THE TRACOR STOCKHOLDERS TO ADOPT THE TRACOR SHARE ISSUANCE PROPOSAL WILL BE DEEMED A REJECTION OF THE TRACOR CHARTER AMENDMENT PROPOSAL NOTWITHSTANDING THAT SUCH PROPOSAL MAY HAVE RECEIVED THE AFFIRMATIVE VOTE OF HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF TRACOR COMMON STOCK AND CLASS A COMMON STOCK, VOTING TOGETHER AS A SINGLE CLASS. Approval of the Tracor Bylaw Amendment Proposal and the appointment of Elvis L. Mason to a three-year term on the Tracor Board is a condition to Westmark's obligation to close the Acquisition. Directors shall be elected by a plurality of votes present in person or represented by proxy at the Tracor Meeting and entitled to vote on the election of directors. In the event the Tracor Share Issuance Proposal, along with the Tracor Charter Amendment Proposal, is not approved, the holders of Class A Common Stock will be entitled to elect one director. See "Election of Tracor Directors -- Contingent Class A Nominee." The holders of a majority of the outstanding shares of Tracor Common Stock and Class A Common Stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Tracor Meeting or any adjournment thereof.

     Votes cast by proxy or in person at the Tracor Meeting will be tabulated by the election inspectors appointed for the meeting, who also will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but, due to the voting requirement described in the prior paragraph, abstentions will be treated as negative votes for purposes of determining the approval of the Tracor Share Issuance Proposal, the Tracor Charter Amendment Proposal, the Tracor Bylaw Amendment Proposal, the amendment to the 1995 Plan and the ratification of the appointment of independent auditors. With regard to the election of directors, votes may be cast in favor of or withheld from each nominee; votes that are withheld will not be counted either for or against any of the nominees. Abstentions may be specified on all proposals, except the election of directors, and will be counted as present for purposes of determining the existence of a quorum for holding the meeting and with respect to the item on which the abstention is noted. Under the rules of the New York Stock Exchange, brokers who hold shares in street name have the authority to vote on certain items when they have not received instructions from beneficial owners. Brokers who do not receive instructions who are present, in person or by proxy, at the Tracor Meeting will be counted as present for quorum purposes, but will not be entitled to vote on the approval and adoption of the Tracor Share Issuance Proposal, the Tracor Charter Amendment Proposal, the Tracor Bylaw Amendment Proposal and the amendment to the 1995 Plan and the ratification of the appointment of independent auditors. Under applicable Delaware law, a broker non-vote will be treated as a negative vote on the approval and adoption of the Tracor Share Issuance Proposal, the Tracor Charter Amendment Proposal, the Tracor Bylaw Amendment Proposal, the amendment to the 1995 Plan and the ratification of the appointment of independent auditors.

     Solicitation of Proxies; Expenses. Tracor will bear the costs of solicitation of proxies from Tracor's stockholders. Tracor will bear one-half of the cost of printing this Joint Proxy Statement/Prospectus and the Registration Statement of which it is a part. Tracor will bear the costs associated with the filing of this Joint Proxy Statement/Prospectus and the Registration Statement of which it is a part. In addition to the solicitation by mail, the directors, officers and employees of Tracor may solicit proxies from stockholders by telephone, telegram or letter or in person for no additional compensation. Brokers, nominees, fiduciaries and other custodians have been requested by Tracor to forward solicitation material to the beneficial owners of Tracor Common Stock held of record by them. Such custodians will be reimbursed by Tracor for their expenses.

THE WESTMARK SPECIAL MEETING


     Matters to Be Considered at the Westmark Special Meeting. The Westmark Special Meeting will be held at Westmark Systems, Inc., 2121 San Jacinto, Suite 1000, Dallas, Texas 75201, on June 13, 1996 at 10:00 a.m., local time. At the Westmark Special Meeting, holders of the Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock will consider and vote upon the following: (i) holders of Westmark Common Stock will consider and vote upon a proposal to approve and adopt the sale of substantially all of Westmark's assets pursuant to the Acquisition Agreement and to ratify the Acquisition Agreement; (ii) holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock, voting together as one class, will consider and vote upon a proposal to liquidate and dissolve Westmark immediately following the consummation of the Acquisition pursuant to the Plan of Liquidation; (iii) holders of Westmark Common Stock will consider and vote on a proposal to ratify the selection of Price Waterhouse LLP as Westmark's independent accountants; and (iv) Westmark shareholders will also consider and vote upon such other matters as may properly be brought before the Westmark Special Meeting or any adjournments or postponements thereof.


     The Westmark Board has unanimously approved the Acquisition Agreement, the sale of substantially all of Westmark's assets, the selection of Price Waterhouse LLP as Westmark's independent accountants, the Plan of Liquidation and the dissolution of Westmark and recommends that (i) holders of Westmark Common Stock vote FOR the approval and adoption of the sale of substantially all of Westmark's assets and the ratification of the Acquisition Agreement and the selection of Price Waterhouse LLP as Westmark's independent accountants; and
(ii) holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock vote FOR the liquidation and dissolution of Westmark pursuant to the Plan of Liquidation.

     Record Date and Shares Entitled to Vote. Only holders of the Westmark Common Stock, the Westmark Nonvoting Common Stock and the Westmark Preferred Stock of record as of the Westmark Record Date will be entitled to receive notice of and to vote on matters presented at the Westmark Special Meeting. On the Westmark Record Date there were issued and outstanding 19,936,192 shares of Westmark Common Stock, 4,160,486 shares of Westmark Nonvoting Common Stock and 429,687 shares of Westmark Preferred Stock, which constituted all of the issued and outstanding voting securities of Westmark.

     On the Westmark Record Date, there were 28, 3 and 2 holders of record of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock, respectively. As of the Westmark Record Date, directors, officers and affiliates may be deemed to be beneficial owners of 9,422,119 shares of Westmark Common Stock or approximately 47.3% of the outstanding shares of Westmark Common Stock. Assuming the conversion of the Westmark Preferred Stock and the Westmark Nonvoting Common Stock into Westmark Common Stock so as to measure common stock equivalents (the "Westmark Common

Equivalents") for purposes of voting on the proposal to dissolve and liquidate Westmark pursuant to the Plan of Liquidation and any other matter for which holders of Westmark Preferred Stock and Westmark Non-Voting Common Stock vote together as one class with the holders of Westmark Common Stock, Westmark's directors, executive officers and affiliates may be deemed to be beneficial owners of 21,580,633 shares of Westmark Common Equivalents or approximately 61.8% of the then outstanding shares of Westmark Common Equivalents. See
"-- Quorum and Vote Required for Approval" and "Westmark -- Stock Ownership of Management and Principal Shareholders" for information regarding persons known to Westmark to be the beneficial owners of more than five percent of the issued and outstanding shares of Westmark Common Equivalents.


     Quorum and Vote Required for Approval. At the Westmark Special Meeting the presence in person or by proxy of the holders of a majority of the shares of the Westmark Common Stock issued and outstanding and entitled to vote is required to constitute a quorum for the vote on the proposal to ratify the Acquisition Agreement, to approve the sale of substantially all of Westmark's assets and to ratify the selection of Price Waterhouse LLP as Westmark's independent accountants, and the affirmative vote of the holders of at least a majority of the shares of the Westmark Common Stock outstanding on the Westmark Record Date is required to ratify the Acquisition Agreement, to approve the sale of substantially all of Westmark's assets and to ratify the selection of Price Waterhouse LLP as Westmark's independent accountants. The presence in person or by proxy of the holders of a majority of the shares of the Westmark Common Stock, the Westmark Nonvoting Common Stock and the Westmark Preferred Stock issued and outstanding, considered together as one class, is required to constitute a quorum for the vote on the proposal to approve the dissolution of Westmark pursuant to the Plan of Liquidation, and the affirmative vote of the holders of at least a majority of the Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock outstanding on the Westmark Record Date is required to approve the dissolution of Westmark pursuant to the Plan of Liquidation. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions are counted in tabulations of the vote cast on proposals presented to the shareholders and thus have the same effect as a negative vote. Each share of the Westmark Common Stock is entitled to one vote on all matters presented at the Special Meeting. Each share of the Westmark Nonvoting Common Stock and, as of the Westmark Record Date, the Westmark Preferred Stock is entitled to one vote and 25.1532 votes, respectively, on approval of the liquidation and dissolution of Westmark pursuant to the Plan of Liquidation. Each share of Westmark Preferred Stock shall have a number of votes per share on the Westmark Record Date as determined by dividing (i) the sum of (A) $100.00 plus (B) any unpaid dividends, whether or not earned or declared, accrued on such share of Westmark Preferred Stock to the date of determination, by (ii) $5.81. There is no cumulative or class voting with respect to the proposals to approve the sale of substantially all of Westmark's assets, to liquidate and dissolve Westmark pursuant to the Plan of Liquidation, and to ratify the selection of Price Waterhouse LLP as Westmark's independent accountants.

     Appraisal or Dissenters' Rights. Pursuant to TBCA Art. 5.12, any holder of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock shall have the right to dissent from the approval of the sale of substantially all of Westmark's assets. Any shareholder which desires to dissent shall file with Westmark, prior to the Westmark Special Meeting, a written objection to the proposed sale, setting out that the shareholder's right to dissent will be exercised if the sale is effective and giving the shareholder's address. If the consummation of the Acquisition occurs and the shareholder did not vote in favor thereof, Westmark shall within ten days mail to such shareholder written notice that consummation of the Acquisition has occurred, and the shareholder may, within ten days from the mailing of the notice, make written demand on Westmark for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the Westmark Special Meeting, excluding any appreciation or depreciation in anticipation of the proposed sale. The shareholder's demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten day period shall be bound by the action taken at the Westmark Special Meeting.

     Any shareholder who demands payment for his shares pursuant to TBCA Art.
5.12 shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to TBCA Art. 5.12 and to maintain an action on the grounds that corporate action was fraudulent and any such shareholder shall not receive a distribution of Tracor Common Stock and government securities pursuant to the liquidation and dissolution of Westmark but shall have only the right to receive payment for his shares pursuant to TBCA Art. 5.12. The shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent shareholder vote and the certificates representing the shares shall be surrendered to Westmark for notation that a demand has been made within 20 days thereof.

     Within 20 days after receipt by Westmark of a demand for payment made by a dissenting shareholder, Westmark shall mail to the shareholder a written notice that shall either set out that Westmark accepts the amount claimed in the demand and agrees to pay that amount within 90 days after the consummation of the Acquisition, or shall contain an estimate by Westmark of the fair value of the shares, together with an offer to pay the amount of that estimate within 90 days after the consummation of the Acquisition, upon receipt of notice within sixty days after that date from the shareholder that the shareholder agrees to accept that amount. The Westmark Board has determined that the consideration to be received by Westmark shareholders in the Acquisition and pursuant to the Plan of Liquidation constitutes fair value for such shares.

     If, within 60 days after the consummation of the Acquisition, the value of the shares is agreed upon between the shareholder and Westmark, payment for the shares shall be made within 90 days after the consummation of the Acquisition. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in Westmark.

     If, within the period of 60 days after the date on which the sale was effected, the shareholder and Westmark do not so agree, then the shareholder or Westmark may, within sixty days after the expiration of the 60 day period, file a petition in any court of competent jurisdiction in Dallas County, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon Westmark, which shall, within ten days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of Westmark who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by Westmark. If the petition shall be filed by Westmark, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to Westmark and to the shareholders named on the list at the addresses therein stated. All shareholders thus notified and Westmark shall thereafter be bound by the final judgment of the court.

     The court shall determine the shareholders who have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of Westmark, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares.

     The appraisers shall determine the fair value of the shares of the shareholders and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of their shares, and the shareholder will be entitled to payment of that value, together with interest thereon from 91 days after the consummation of the Acquisition to the date of such judgment. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in the shares or in Westmark.

     Any shareholder who has demanded payment for his shares in accordance with TBCA Art. 5.12 may withdraw such demand at any time before payment or before any petition has been filed, but no such demand may be withdrawn after payment has been made or, without the consent of Westmark, after a petition has been filed. If a demand is withdrawn or abandoned or it is otherwise determined that the shareholder is not entitled to relief then the shareholder shall be deemed to have ratified the sale and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have taken place in the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

     Proxies and Voting of Proxies. If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in the manner specified. If no specification is made on the proxy, then the shares shall be voted FOR approval and adoption of the sale of substantially all of Westmark's assets, the ratification of the selection of Price Waterhouse LLP as Westmark's independent accountants and the Plan of Liquidation. The accompanying proxy will also be voted in connection with the transaction of such other business as may properly come before the Westmark Special Meeting or any adjournment thereof. Westmark management knows of no other matters, other than the matters set forth above, to be considered at the Westmark Special Meeting. If, however, any other matters properly come before the Westmark Special Meeting or any adjournment or adjournments thereof, the persons named in the accompanying proxy will vote such proxy in accordance with their best judgment on any such matter. The persons named in the accompanying proxy will also, if in their judgment it is deemed to be advisable, vote to adjourn the Westmark Special Meeting from time to time. Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions are counted in tabulations of the vote cast on proposals presented to the stockholders and thus have the same effect as a negative vote.


     Only those proxies that are properly executed and received by 5:00 p.m. on June 12, 1996 will be voted at the Westmark Special Meeting. Votes cast at the Westmark Special Meeting will be tabulated by persons duly appointed to act as inspectors of election for the Westmark Special Meeting.


     Revocation of Proxies. A proxy may be revoked by a shareholder at any time prior to the exercise thereof by written notice to the Assistant Secretary of Westmark, by submissions of any other proxy bearing a later date or by attending the Westmark Special Meeting and voting in person.

     Solicitation of Proxies; Expenses. In addition to solicitation by mail, Westmark's directors and officers may solicit, by personal interview, telephone, telegram or otherwise, proxies from the holders of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock, may contact potential signatories to the Custody Agreement and may solicit acceptance of the Warrant Repurchase Offer. The cost of soliciting proxies from Westmark shareholders is being paid by Westmark. Westmark and Tracor will share equally the cost of printing this Joint Proxy Statement/Prospectus.

                  THE PROPOSED ACQUISITION AND RELATED MATTERS
        (THE TRACOR SHARE ISSUANCE PROPOSAL AND THE WESTMARK PROPOSALS)

DESCRIPTION OF ACQUISITION

     The detailed terms of, and conditions to, the Acquisition and certain related transactions are contained in the Acquisition Agreement, a copy of which is attached hereto as Appendix A. The statements made in this Joint Proxy Statement/Prospectus with respect to the terms and conditions of the Acquisition and the transactions related thereto are qualified in their entirety by reference to the more complete information set forth in the Acquisition Agreement.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

     Over the past three years, representatives of Tracor and Westmark have met informally from time to time to discuss the possibility of a transaction which would result in the exchange of the Class A Common Stock and Tracor Warrants held by Westmark for Tracor Common Stock.

     In March 1993, members of Tracor's management initiated informal contacts with Westmark's management to inquire as to Westmark's willingness to enter into a transaction in which Tracor would acquire the approximately 980,000 shares of Class A Common Stock and Tracor Warrants held by Westmark.

     In October 1993, Tracor engaged Gordian Group as a financial advisor in connection with a possible transaction with Westmark regarding Tracor securities held by Westmark.

     In November 1993, Tracor, with the assistance of Gordian Group, made a proposal to Westmark to acquire the Class A Common Stock and the Series B Warrant and Series C Warrant.

     In February 1994, Westmark engaged Morgan Stanley as a financial advisor in connection with a possible transaction with Tracor and Tracor agreed to pay Morgan Stanley's investment banking fees if a transaction could be successfully consummated.

     Discussions between Tracor and Westmark continued through the first half of 1994, culminating in a meeting in Austin in June 1994 at which the parties and their advisors discussed the terms of a proposed transaction and exchanged a term sheet. No definitive agreements were reached at that time. Discussions continued intermittently thereafter, including discussions in late 1994 and in early 1995.

     In February 1995, Tracor and Westmark exchanged a term sheet regarding a proposed transaction. During the spring and summer of 1995, Tracor and Westmark and their respective advisors continued to discuss and evaluate the proposed transaction. The Tracor Board was briefed on the terms of the proposed transaction in September 1995 and the parties continued discussions intermittently during the remainder of 1995.

     In December 1995, the Tracor Board appointed James B. Skaggs, William E. Conway, Jr., and Anthony Grillo to a special committee and authorized the special committee to meet with Westmark's representatives, negotiate the terms of the Acquisition and present the terms of the proposed Acquisition for the consideration of the Tracor Board. Tracor's special committee, with the assistance of Gordian Group, and representatives of Westmark met in January of 1996 and reached a preliminary, non-binding understanding concerning a proposed transaction.

     On February 27, 1996, at a regularly scheduled meeting of the Tracor Board in Austin, Texas, the Tracor Board considered and voted on the Acquisition Agreement and the transactions contemplated thereby. At such meeting, Gordian Group delivered the Gordian Group Opinion that, as of such date, and based upon the information then available, the Consideration (as defined in the Gordian Group Opinion) to be paid by Tracor in the Acquisition, taken as a whole, was fair, from a financial point of view, to the holders of Tracor Common Stock. Gordian Group responded to various questions raised by members of the Tracor Board regarding such opinion. After considering the terms of the Acquisition Agreement and related transactions and the Gordian Group Opinion, the Tracor Board determined that the proposed Acquisition was in the best interests of Tracor and its stockholders. The Tracor Board then adopted and approved the Acquisition Agreement, the

Acquisition and the related transactions contemplated thereby. Elvis L. Mason abstained from voting on the Acquisition Agreement, the Acquisition and the related transactions contemplated thereby because he is the managing partner of Mason Best, the largest shareholder of Westmark.

     During the period from February 27, 1996 to March 9, 1996, representatives of Tracor and Westmark conducted discussions regarding remaining issues in respect of the Acquisition Agreement and related documents.

     On March 6, 1996, there was a telephonic meeting of the Westmark Board to approve the Acquisition Agreement and certain related transactions and to consider and adopt the Plan of Liquidation. Morgan Stanley informed the Westmark Board of its opinion that the consideration to be received by Westmark in the Acquisition was fair from a financial point of view to Westmark and its shareholders. Morgan Stanley responded to various questions raised by members of the Board regarding such opinion. After considering the terms of the Acquisition Agreement and related transactions, the proposed Plan of Liquidation and the opinion of Morgan Stanley, the Westmark Board determined that the Acquisition Agreement was fair to Westmark and its shareholders and that the proposed Acquisition and the transactions contemplated by the Plan of Liquidation were in the best interests of Westmark and its shareholders. The Westmark Board then unanimously adopted and approved the Acquisition Agreement, the Acquisition, the Plan of Liquidation, the Warrant Repurchase Offer, the Custody Agreement and certain related transactions.

     On March 9, 1996, Westmark executed and delivered the Acquisition Agreement to Tracor. On March 12, Tracor executed and delivered the Acquisition Agreement to Westmark. On March 12, 1996, Tracor and Westmark executed and delivered the First Amendment to the Acquisition Agreement.

TRACOR REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE TRACOR BOARD

     The Tracor Board believes that the Acquisition provides substantial benefits to Tracor and its stockholders. In reaching its determination to recommend approval of the Acquisition and the Tracor Share Issuance Proposal and the Tracor Charter Amendment Proposal in connection therewith, the Tracor Board considered a number of factors, including, but not limited to, the following:

          (i) The terms and conditions of the Acquisition Agreement, a copy of which is attached hereto as Appendix A, including that the number of shares of Tracor Common Stock issuable in the Acquisition may not exceed 8,267,435 shares absent the occurrence of an Acquisition Event, that following the consummation of the Plan of Liquidation the shares of Tracor Common Stock issuable in the Acquisition would be held by approximately 58 holders rather than one holder, that Tracor's stockholder base may be further broadened as a result of the consummation of the Resale Offering (as defined below) following the Acquisition, that the total "float" of Tracor shares should be increased by the Acquisition, that the Custody Agreement to be entered into by certain Westmark shareholders relating to the preservation of the tax status of the Acquisition as a reorganization under
     Section 368(a)(1)(C) of the Code require such shareholders to sell no more than 50% of the shares of Tracor Common Stock received in the Acquisition during the two-year period following the consummation of the Acquisition, that Tracor is assuming only specified liabilities of Westmark pursuant to the Acquisition and that Tracor will not be responsible by contract or as a successor for other liabilities, contingent or otherwise, of Westmark, and that Tracor may under certain circumstances be entitled to a $2,000,000 termination fee in the event the Acquisition is not consummated.

          (ii) The Acquisition is not expected to be dilutive to Tracor's earnings per share.

          (iii) The Acquisition eliminates the current complexity in calculating Tracor earnings per share. The large number of warrants requires the use of the "modified treasury method" which is complex and not frequently used or understood by some stockholders and potential stockholders.

          (iv) The Acquisition eliminates certain corporate governance requirements or restrictions imposed by covenants relating to the Class A Common Stock, such as the requirement for one Class A Director and the obligation to add another Class A Director under certain circumstances.

          (v) The Acquisition removes any uncertainty that may exist in the market relating to the concentration of stock holdings in the hands of a single stockholder, removes the potential overhang of a large block of shares and provides for the orderly distribution of the shares of Tracor Common Stock into the public market.

          (vi) The presentation of Tracor's management to the Tracor Board supported the Acquisition.

          (vii) The Gordian Group Opinion, which is attached hereto as Appendix D, stated that, as of the date thereof, the Consideration to be paid by Tracor in the Acquisition, taken as a whole, was fair, from a financial point of view, to the holders of Tracor Common Stock. The Tracor Board also considered Gordian Group's analyses underlying its opinion.

     The Tracor Board also considered the following potentially negative factors: (i) the additional shares available to be sold to the public could negatively affect market prices of the Tracor Common Stock; and (ii) the Acquisition could be dilutive to Tracor's earnings per share if a significant reduction in the trading price of the Tracor Common Stock should occur. See "Risk Factors -- Risks of Substantial Sales of Shares."

     In reaching its decision, the Tracor Board considered these factors as a whole and did not attempt to assign relative weights to specific factors. AFTER TAKING INTO CONSIDERATION A WIDE VARIETY OF FACTORS, BOTH POSITIVE AND NEGATIVE, THE TRACOR BOARD, HAS DETERMINED (WITH MR. MASON ABSTAINING) THAT THE ACQUISITION AND THE TRANSACTIONS RELATED THERETO ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF TRACOR. AFTER CAREFUL CONSIDERATION, THE TRACOR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE TRACOR SHARE ISSUANCE PROPOSAL.

WESTMARK REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE WESTMARK BOARD

     The Westmark Board has determined that the Acquisition is fair to and in the best interests of Westmark's shareholders. In making such determination, the Westmark Board considered various factors, including, without limitation, the following:

          (i) The Westmark Board's belief that the Acquisition Agreement and the transactions contemplated therein represent the best current realizable value for Westmark;

          (ii) The relationship between the number of shares of Tracor Common Stock to be received by Westmark pursuant to the Acquisition Agreement and the trading history of shares of Tracor Common Stock;

          (iii) The fact that the Acquisition is intended to be effected as a tax free "C" reorganization under Section 368(a)(1)(C) of the Code (which means that Westmark would not incur federal income tax on its gain with respect to the Purchased Assets sold to Tracor in the Acquisition or with respect to the distribution of the net assets of Westmark to its shareholders pursuant to the Plan of Liquidation);

          (iv) The liquidity that would be provided to the Westmark shareholders as a result of the receipt of shares of Tracor Common Stock pursuant to the Registration Statement and the additional benefits associated with the opportunity provided to Westmark's shareholders to include shares of Tracor Common Stock in the Resale Offering;

          (v) Alternatives to the Acquisition, including the possible exercise of the Series B Warrant and Series C Warrant held by Westmark, the ability of Westmark to raise funds to exercise such warrants and the remaining term of the warrants;

          (vi) The presentations of Westmark's management and Morgan Stanley to the Westmark Board regarding the Acquisition, the Plan of Liquidation and related transactions; and

          (vii) The opinion delivered by Morgan Stanley, dated as of March 6, 1996, which is attached hereto as Appendix E, that the consideration to be received by Westmark pursuant to the Acquisition Agreement is fair from a financial point of view to Westmark and its shareholders.

     A number of potentially negative factors concerning the Acquisition also were considered by the Westmark Board, including the loss of a potential control premium from Westmark's ability to transfer control

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

of approximately 47% of the outstanding shares of Tracor Common Stock (including the Class A Common Stock and assuming exercise of the Series B Warrant and the Series C Warrant) to any person interested in controlling or acquiring Tracor, potential adverse tax consequences of the Acquisition including the possibility that the Acquisition will not be treated as a tax-free reorganization under
Section 368(a)(1)(C) of the Code, the risk that the benefits sought to be achieved by the Acquisition will not be realized, the potential liability of Westmark shareholders upon dissolution of Westmark pursuant to the Plan of Liquidation, as well as the other risks described above under "Risk Factors." In the view of the Westmark Board, these considerations were not sufficient, either individually or collectively, to outweigh the advantages of the proposed Acquisition in the manner in which it was proposed.

     As to the possibility that the Acquisition might foreclose other options that could be viewed as preferable, the Westmark Board was not aware of any such proposals, and the terms of the Acquisition Agreement are such that alternative proposals could be considered by the Westmark Board at any time, subject to certain limitations that were acceptable to the Westmark Board. See "-- Other Offers."

     In evaluating the fairness of the Acquisition to the shareholders of Westmark, the Westmark Board considered the interests of the shareholders as a whole and did not give special consideration to any individual shareholder or group of shareholders. In view of the wide variety of factors considered in connection with the evaluation of the Acquisition and related transactions, the Westmark Board did not find it practicable to assign relative weights to the specific factors considered in reaching its conclusion.

     THE WESTMARK BOARD HAS UNANIMOUSLY APPROVED THE ACQUISITION, THE SALE OF SUBSTANTIALLY ALL OF WESTMARK'S ASSETS, THE SELECTION OF PRICE WATERHOUSE LLP AS INDEPENDENT ACCOUNTANTS AND THE PLAN OF LIQUIDATION, AND HAS DETERMINED THAT THEY ARE FAIR TO AND IN THE BEST INTERESTS OF WESTMARK AND ITS SHAREHOLDERS. AFTER CAREFUL CONSIDERATION, THE WESTMARK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF THE WESTMARK PROPOSALS.

FINANCIAL ADVISORS

  Opinion of Tracor's Financial Advisor

     Tracor, pursuant to an engagement letter dated October 25, 1995 (the "Engagement Letter"), which replaced and superseded the engagement letter with Gordian Group from October 1993, retained Gordian Group to act as its exclusive financial advisor in connection with a possible financial transaction with Westmark and to render a written opinion to the Tracor Board as to the fairness, from a financial point of view, to Tracor's non-Westmark stockholders of the consideration to be delivered in any such transaction. At the February 27, 1996 meeting of the Tracor Board, Gordian Group rendered to the Tracor Board the Gordian Group Opinion stating that as of such date, the Consideration (as defined below) to be paid by Tracor in the Acquisition, taken as a whole, was fair, from a financial point of view, to the holders of Tracor Common Stock.

     The full text of the Gordian Group Opinion, which sets forth certain assumptions made, matters considered, and limitations of the review undertaken, is attached as Appendix D to this Joint Proxy Statement/Prospectus, is incorporated herein by reference and should be read carefully and in its entirety in connection with this Joint Proxy Statement/Prospectus. The Gordian Group Opinion states that it was furnished solely for the use and consideration of the Tracor Board and should not be construed as a recommendation to any other person, including to any holders of Tracor Common Stock, as to how such holders should vote with respect to the Tracor Share Issuance Proposal or with respect to any other matter.

     The Gordian Group Opinion noted, among other things, that it was limited to the fairness, from a financial point of view, to the holders of Tracor Common Stock of the Consideration to be paid by Tracor in the Acquisition, taken as a whole, and did not address (i) the financial fairness of any of the individual transactions constituting the Acquisition, (ii) the financial fairness of the Acquisition, taken as a whole, to any parties (including creditors and debt holders of Tracor or Westmark, as holder of the Class A Common Stock) other than the holders of Tracor Common Stock, (iii) Tracor's underlying business decision to execute the Acquisition Agreement and effect the Acquisition or (iv) the fairness to any party of any of the terms of the Acquisition Agreement (including any of the exhibits or schedules thereto) other than, as to the holders of

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

Tracor Common Stock, the Consideration to be paid by Tracor in the Acquisition. Gordian Group further noted that its opinion spoke only as of the date thereof, February 27, 1996, and was not expressing any view as to the prices at which shares of Tracor Common Stock would trade following the closing of the Acquisition.

     In connection with rendering its opinion, Gordian Group reviewed and considered such financial and other factors as it deemed appropriate under the circumstances, including, among other things: (i) a draft, dated February 26, 1996, of the Acquisition Agreement; (ii) the constituent documents of Tracor setting forth the respective terms and rights of the Tracor Common Stock and the Class A Common Stock; (iii) the forms of the Tracor Warrants and the Warrant Agreement, dated December 20, 1991, with respect thereto; (iv) certain publicly available information concerning Tracor, including the Annual Reports on Form 10-K of Tracor for each of the years in the three-year period ended December 31, 1994 and the Quarterly Reports on Form 10-Q of Tracor for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, respectively; (v) a preliminary draft of the audited financial statements of Tracor for the fiscal year ended December 31, 1995; (vi) certain operating and internal information of Tracor, including Tracor management's annual financial projections for the three-year period ended December 31, 1998 (including giving effect to the AEL Acquisition), provided to Gordian Group by Tracor management for purposes of its analysis; (vii) certain publicly available information concerning the trading of, and the trading market for, the Tracor Common Stock and the Series A Warrants; (viii) certain historical unaudited financial information of Westmark;
(ix) certain publicly available information with respect to certain other companies that Gordian Group believed to be comparable in certain respects to Tracor (including companies having publicly traded common stock and warrants), and the market prices of certain securities (and the relationship of such prices to the financial and other data) of such other companies; and (x) certain publicly available information concerning the nature and terms of certain other transactions that Gordian Group considered relevant to its inquiry. Gordian Group also had separate discussions with certain officers and employees of Tracor, their independent accountants and Tracor's outside counsel, as well as certain directors of Westmark, to discuss aspects of the foregoing, as well as certain other matters Gordian Group believed relevant to its inquiry.

     In conducting its review and analysis and in arriving at its opinion, Gordian Group relied upon and assumed the accuracy and completeness of the financial and other information furnished to it by and on behalf of Westmark and Tracor or publicly available. Gordian Group did not attempt independently to verify, or assume responsibility for verifying, such information, nor did Gordian Group make or rely upon any independent appraisal of the assets or liabilities of Tracor or Westmark. With respect to financial projections, Gordian Group assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Tracor management as to the future financial results and performance of Tracor and took such projections into account in evaluating the possible future performance of Tracor Common Stock. The Gordian Group Opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion and the information made available to Gordian Group through the date of the opinion. Gordian Group accordingly assumed that any documents it reviewed in draft form would not, when executed, contain any terms or conditions that differed materially from the terms and conditions in such drafts. No limitations or instructions were imposed by Tracor with respect to the investigation made or the procedures followed by Gordian Group in connection with rendering its opinion.

     In connection with rendering its opinion to the Tracor Board, Gordian Group performed a variety of financial and comparative analyses. The summary of such analyses, as set forth below, does not purport to be a complete description of the analyses underlying the Gordian Group Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Gordian Group believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying its opinion. Moreover, any estimates contained in the analyses performed by Gordian Group are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, neither Tracor nor Gordian Group or any other person assumes responsibility for their accuracy.

     The following is a brief summary of certain financial analyses performed by Gordian Group in connection with the Gordian Group Opinion:

          Consideration to be Paid by Tracor. For purposes of its opinion, Gordian Group defined the consideration to be paid by Tracor in the Acquisition as the following (collectively, the "Consideration"): (i) the issuance to Westmark of 978,458 shares of Tracor Common Stock in respect of the 978,458 shares of Class A Common Stock held by Westmark, (ii) the issuance to Westmark of a number of shares of Tracor Common Stock, in respect of the Tracor Warrants held by Westmark, equal to the quotient obtained by dividing (x) the Deemed Warrant Value (as defined in the draft Acquisition Agreement) by (y) the Average Tracor Trading Price (as defined in the draft Acquisition Agreement) (such number of shares, the "Warrant Consideration"), (iii) the issuance to Westmark of a number of shares of Tracor Common Stock, in respect of the other assets held by Westmark (the "Other Assets"), equal to the quotient obtained by dividing (x) $663,000 by
     (y) the Average Tracor Trading Price, (iv) the delivery to Westmark of the amount of short-term direct obligations of the United States that could be purchased, inclusive of transaction costs, for the amount of the cash assets of Westmark being acquired in the Acquisition, and (v) the assumption of certain liabilities of Westmark (the "Assumed Liabilities").

          For purposes of its opinion, Gordian Group further assumed that (1) the fair market value of the Other Assets would not be less than $663,000;
     (2) the Assumed Liabilities were not and would not be material in amount,
     (3) the Acquisition and its related transactions would not generate taxable income or material adverse tax consequences for Tracor or the holders of Tracor Common Stock, and (4) neither Tracor nor the holders of Tracor Common Stock would incur any material liabilities as a result of the Plan of Liquidation. Accordingly, for purposes of its analyses, Gordian Group focused primarily on whether the Warrant Consideration payable by Tracor in the Acquisition with respect to the Tracor Warrants was fair, from a financial point of view, to the holders of Tracor Common Stock.

          Premium Over Intrinsic Value Analysis. Gordian Group calculated the premium implicit in the Warrant Consideration over the intrinsic value of the Tracor Warrants, both as a dollar premium and a percentage premium. For these purposes, Gordian Group calculated intrinsic value per warrant as the difference between the then-prevailing stock price of Tracor Common Stock and the respective exercise prices of the Tracor Warrants. The results of Gordian Group's analysis showed that the Warrant Consideration represented a premium (i) at Average Tracor Trading Prices ranging between $14.75 and $17.125 (the prices at which, pursuant to the Acquisition Agreement, "collar" mechanisms are implemented), of $3.31 million to $4.20 million over intrinsic value, or a 3.5% premium, (ii) at Average Tracor Trading Prices below the $14.75 collar, linearly increasing premiums (e.g., at an Average Tracor Trading Price of $13.00, $10.43 million and 13.8% premiums, respectively) over intrinsic value, (iii) at Average Tracor Trading Prices above the $17.125 collar (assuming no Acquisition Event has occurred), linearly decreasing premiums until, at an Average Tracor Trading Price of approximately $18.34, there is no premium with respect to intrinsic value, and (iv) at Average Tracor Prices above $18.34, linearly increasing negative premiums (e.g., at an Average Tracor Trading Price of $19.00, ($2.28) million and (1.62%) premiums, respectively).

          EPS Pickup Analysis. Gordian Group calculated the pro forma earnings per share ("EPS") for Tracor Common Stock after giving effect to the exchange of the Warrant Consideration for the Tracor Warrants, utilizing a range of Average Tracor Trading Prices of from $13.00 to $19.00 and latest twelve months ("LTM") EPS for Tracor, and compared such pro forma EPS with such historical EPS. The results of this analysis indicated that at all of the Average Tracor Trading Prices reviewed, there was a hypothetical pickup in EPS, ranging from a low of 0.67% at an Average Tracor Trading Price of $17.125 to a high of 2.68% at an Average Tracor Trading Price of $14.75.

          Comparable Publicly-Traded Warrant Analysis. Gordian Group reviewed the terms and public trading prices for fifteen publicly-traded, in-the-money warrants (including the Series A Warrants) (collectively, the "Comparable Warrants"), as well as the public trading prices for the securities underlying the Comparable Warrants. The Comparable Warrants consisted of publicly-traded warrants issued by America West Airlines, Ames Department Stores, Bally's Grand, Glendale Federal, Interco, Jacor Communications, Koger Equity, Littelfuse, Inc., Lone Star Industries, Prime Hospitality, Telemundo, Tracor, USG, U.S. Home and Zale Corporation. For each of the Comparable Warrants, Gordian Group calculated, among other things, its intrinsic value, theoretical value and financing value, as well as its public trading price as a percentage (the "WP Percentage") of its respective intrinsic value, theoretical value and financing value.

          Whereas, as described above, intrinsic value per warrant is the difference between the stock price of the underlying security and the exercise price of the related warrant, theoretical value is the value of an option with the same terms as the warrant based upon option theory, which takes into account various factors, including the volatility and price of the underlying security, the maturity of the warrant, generally prevailing interest rates, dividends and the warrant exercise price. Financing value takes into account the time value of money, and is based upon factors that include the current price of the underlying security, the maturity of the warrant, generally prevailing interest rates, dividends and the warrant exercise price.

          This analysis resulted in WP Percentages (i) based on intrinsic values ranging from a low of 98.0% to a high of 193.4%, with a median of 120.4%,
     (ii) based on theoretical values ranging from a low of 67.4% to a high of 100.0%, with a median of 92.2% and (iii) based on financing values ranging from a low of 77.4% to a high of 135.2%, with a median of 94.0%. Gordian Group then performed a regression analysis to the public trading prices and theoretical values, resulting in an R-Squared of 0.98. From this analysis, Gordian Group concluded that there was a reasonable linear correlation between theoretical value and public trading price.

          Gordian Group next calculated a range of theoretical "per warrant" values for the Tracor Warrants, as though the Series B Warrant were 5,249,428 warrants to acquire 5,249,428 shares of Tracor Common Stock and the Series C Warrant were 5,455,000 warrants to acquire 5,455,000 shares of Tracor Common Stock, at prices for the Tracor Common Stock ranging from $13.00 to $19.00. This analysis yielded theoretical values ranging from, in the case of the Series B Warrant, $9.98 to $15.87 "per warrant", and in the case of the Series C Warrant, $8.41 to $14.06 "per warrant". Based upon these theoretical values and the aforementioned regression analysis, Gordian Group determined a range of estimated public valuations for the Tracor Warrants corresponding to the same range of Tracor Common Stock prices, yielding, in the case of the Series B Warrant, estimated public valuations ranging from $9.01 to $14.65 "per warrant" and, in the case of the Series C Warrant, estimated public valuations ranging from $7.51 to $12.92 "per warrant". Gordian Group noted that the estimated public valuations "per warrant" (i) for the Series B Warrant tended to be about the same or slightly lower than the "per warrant" portion of the proposed Warrant Consideration applicable to the Series B Warrant, (ii) for the Series C Warrant were higher in all cases than the "per warrant" portion of the proposed Warrant Consideration applicable to the Series C Warrant and
     (iii) for the Tracor Warrants together were higher in all cases than the "per warrant" proposed Warrant Consideration.

          Selected Warrant Transaction Analysis. Gordian Group also reviewed the terms of ten warrant swap transactions (five in 1995, two in 1994, two in 1993 and one (involving two series) in 1992) that involved the purchase or issuance of warrants for cash, securities or other determinable values and that it believed involved warrants comparable in certain respects to the Tracor Warrants or were otherwise relevant to its analysis (the "Selected Transactions"). The Selected Transactions involved warrants issued by Zale Corporation, Concord Health Group, Magma Copper, Mellon Bank Corporation, Safeway, Oak Industries, Inc., Tyco International, Kaufman and Broad Home, M.A. Hanna Company and QVC Network, Inc. For each of the Selected Transactions, Gordian Group calculated the value received for the warrants in the transaction as a percentage (the "Value Percentage") of the respective theoretical, intrinsic and financing values of such warrants. Median Value Percentages resulting from this analysis were (i) 96.1%, based on theoretical value, (ii) 106.3%, based on intrinsic value and (iii) 98.2%, based on financing value.

          Using an assumed Average Tracor Trading Price of $16.375, Gordian Group calculated a Warrant Consideration value of $115.9 million and theoretical, intrinsic and financing values for the Tracor

     Warrants of $133.7 million, $111.9 million and $129.8 million, respectively. Based upon such values, Gordian Group determined that the Warrant Consideration constituted 86.6%, 103.5% and 89.3% of theoretical, intrinsic and financing values, respectively. Gordian Group noted that the percentage relationships of the Warrant Consideration to the Tracor Warrants were (i) in the case of theoretical value, higher than four of the comparable Value Percentages from the Selected Transactions and lower than six of the comparable Value Percentages from the Selected Transactions,
     (ii) in the case of intrinsic value (for which Gordian Group believed only seven of the Selected Transactions were meaningful), higher than three of the comparable Value Percentages from the Selected Transactions and lower than four of the comparable Value Percentages from the Selected Transactions and (iii) in the case of financing value (for which Gordian Group believed only seven of the Selected Transactions were meaningful), higher than two of the comparable Value Percentages from the Selected Transactions and lower than five of the comparable Value Percentages from the Selected Transactions.

          Transaction Value Analysis. Using the respective theoretical, intrinsic and financing values for the Tracor Warrants determined above, Gordian Group applied the median WP Percentages from its Comparable Warrants analysis and the median Value Percentages from its Selected Transactions analysis, as well as the WP Percentages for the Series A Warrants from the Comparable Warrants analysis, to yield implied values for the Tracor Warrants, derived respectively from their theoretical, intrinsic and financing values, of (i) in the case of the median WP Percentages from the Comparable Warrants analysis, $123.3 million, $134.8 million and $122.0 million, respectively, (ii) in the case of the median Value Percentages from the Selected Transactions Analysis, of $127.1 million, $126.0 million and $127.9 million, respectively, and (iii) in the case of the WP Percentages for the Series A Warrants, $127.3 million, $112.3 million and $123.4 million, respectively. Gordian Group then compared these implied hypothetical values for the Tracor Warrants with the implied Warrant Consideration of $115.9 million.

          Per Share Shareholder Value Analysis. Gordian Group also attempted to estimate the pickup or dilution in per share value of Tracor Common Stock resulting from the exchange of the Tracor Warrants for the Warrant Consideration, assuming three possible Average Tracor Trading Prices. At a $14.75 Average Tracor Trading Price, the per share value effect ranged from a $0.44 dilutive effect at a future Tracor Common Stock price of $13.00, to no effect at a future Tracor Common Stock price of $15.56, to a pickup effect of $1.64 at a future Tracor Common Stock price of $25.00. At a $16.375 Average Tracor Trading Price, the per share value effect ranged from a $0.68 dilutive effect at a future Tracor Common Stock price of $13.00, to no effect at a future Tracor Common Stock price of $17.44, to a pickup effect of $1.14 at a future Tracor Common Stock price of $25.00. At a $17.125 Average Tracor Trading Price, the per share value effect ranged from a $0.77 dilutive effect at a future Tracor Common Stock price of $13.00, to no effect at a future Tracor Common Stock price of $18.36, to a pickup effect of $0.95 at a future Tracor Common Stock price of $25.00.

          Comparable Companies Analysis. As a check on whether the public markets were appropriately valuing Tracor Common Stock, Gordian Group reviewed and compared certain actual and estimated financial, operating and market information for Tracor and the Tracor Common Stock (both actual and pro forma for the AEL Acquisition) with that of twelve selected publicly-traded companies in the defense services and defense hardware industries that Gordian Group believed to be comparable in certain respects to Tracor (the "Comparable Companies"). Gordian Group calculated certain financial multiples for each of the Comparable Companies, including price to earnings ("P/E") multiples based on 1995 and 1996 analysts' earnings estimates and enterprise value to each of LTM revenues, LTM earnings before interest and taxes ("EBIT") and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA").

          This analysis resulted in (i) median 1995 and 1996 estimated P/E multiples of 17.0x and 14.9x, respectively, for the Comparable Companies, compared to 15.3x and 12.9x for Tracor (giving effect to the AEL Acquisition), and (ii) median multiples of enterprise value to LTM revenues, LTM EBIT and LTM EBITDA of 0.80x, 10.8x and 8.1x, respectively, for the Comparable Companies, compared to 0.65x, 8.9x and 6.2x for Tracor (giving effect to the AEL Acquisition).

          Other Analyses. Gordian Group conducted such other analyses as it deemed necessary, including reviewing selected investment research reports on, and earnings estimates for, Tracor, and reviewing recent defense industry acquisitions.

     The Gordian Group Opinion was just one of the factors taken into consideration by the Tracor Board in determining to approve the Acquisition and related transactions. The Gordian Group Opinion did not address the relative merits of the Acquisition as compared to any alternative business strategies that might exist for Tracor, nor did such opinion address the effect of any other business combination in which Tracor might engage.

     Gordian Group is an investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, financings and valuations for corporate and other purposes. The Tracor Board selected Gordian Group to serve as its financial advisor in connection with a possible transaction with Westmark on the basis of Gordian Group's experience and expertise and Tracor's prior knowledge of Gordian Group's work. Gordian Group has provided financial advisory services to Tracor since March 1992, including in connection with two prior acquisitions by Tracor, and has received customary fees in connection with these services. In addition, Gordian Group has previously provided financial advisory services to Tracor Holdings, Inc., the former indirect parent of Tracor's predecessor, in connection with its financial restructuring, and a former member of Gordian Group is a member of the Westmark Board.

     Pursuant to the Engagement Letter, Tracor has agreed to pay Gordian Group a fee of $150,000 upon Gordian Group having substantially completed the work that, in its determination, was appropriate to prepare it to render its opinion. Tracor has further agreed to reimburse Gordian Group for all of its reasonable out-of-pocket expenses (including counsel fees and expenses) incurred in connection with its engagement, whether or not the Acquisition is consummated, and to indemnify Gordian Group, and its affiliates, directors, officers, employees and agents, against certain liabilities, including certain liabilities under the federal securities laws.

  Opinion of Westmark's Financial Advisor

     Morgan Stanley has rendered to the Westmark Board its written opinion dated as of March 6, 1996 (the "Morgan Stanley Opinion") that, as of such date, based upon the various considerations set forth in the opinion, the consideration to be received by Westmark pursuant to the Acquisition Agreement was fair, from a financial point of view, to Westmark and its shareholders.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, ATTACHED AS APPENDIX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS, IS INCORPORATED BY REFERENCE HEREIN. WESTMARK SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY WESTMARK PURSUANT TO THE ACQUISITION AGREEMENT FROM A FINANCIAL POINT OF VIEW TO WESTMARK AND ITS SHAREHOLDERS AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE ACQUISITION NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF WESTMARK AS TO HOW SUCH SHAREHOLDER SHOULD VOTE ON THE WESTMARK PROPOSALS OR ANY OTHER MATTER. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In rendering its opinion, Morgan Stanley, among other things: (i) analyzed certain publicly available financial statements and other information of Tracor;
(ii) analyzed certain internal financial statements and other financial and operating data concerning Tracor prepared by the management of Tracor; (iii) analyzed certain financial projections of Tracor prepared by the management of Tracor; (iv) discussed the past and current operations and financial condition and the prospects of Tracor with senior executives of Tracor; (v) reviewed the reported prices and trading activity for the Tracor Common Stock; (vi) reviewed the reported prices and trading activity for the Series A Warrants; (vii) compared the financial performance of Tracor and the prices and trading activity of the Tracor Common Stock with that of certain other comparable publicly-traded companies and their securities; (viii) analyzed certain internal financial statements and other financial and operating data concerning Westmark prepared by the management of Westmark; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (x) participated in discussions and negotiations among representatives of Westmark and Tracor and their financial and legal advisors;
(xi) reviewed the Acquisition Agreement and certain related documents; and (xii) performed such other analyses as Morgan Stanley deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Tracor. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Westmark or Tracor, respectively, and was not furnished with any such appraisals. In arriving at its opinion, Morgan Stanley assumed that the Acquisition will be treated as a tax free "C" reorganization pursuant to Section 368(a)(1)(C) of the Code and would be consummated in accordance with the terms set forth in the Acquisition Agreement. Morgan Stanley's opinion is based on economic, market and other conditions in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Morgan Stanley also noted that it was not opining as to the prices at which the Tracor Common Stock would trade after the closing of the Acquisition. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to any of the assets of Westmark, including the Series B Warrant and Series C Warrant.

     The following is a brief summary of certain financial analyses performed by Morgan Stanley and reviewed with the Westmark Board in connection with the Morgan Stanley Opinion:

     Premium Over Intrinsic Value Analysis. Morgan Stanley calculated the premium implicit in the consideration to be received by Westmark in respect of the Tracor Warrants held by Westmark (the "Warrant Consideration") over the intrinsic value of the Tracor Warrants, both as a dollar premium and a percentage premium. For these purposes, Morgan Stanley calculated intrinsic value per warrant as the difference between the then-prevailing stock price of Tracor Common Stock and the respective exercise prices of the Tracor Warrants. The results of Morgan Stanley's analysis showed that the Warrant Consideration represented a premium at Average Tracor Trading Prices ranging between $14.75 and $17.125 (the prices at which, pursuant to the Acquisition Agreement, "collar" mechanisms are implemented), of $3.31 million to $4.20 million over the intrinsic value, or a 3.5% premium. This percentage premium over intrinsic value compares favorably with the premium over intrinsic value of the two most comparable publicly traded warrants, the Tracor Series A warrants and the warrants of Littelfuse, Inc. which traded at premiums to intrinsic value of 2.26% and 2.43%, respectively as of March 1, 1996.

     Theoretical Warrant Valuation. As part of its analysis, Morgan Stanley reviewed the theoretical valuation for the Series B Warrant and Series C Warrant held by Westmark. The theoretical value was determined using the Black-Scholes valuation methodology and the financing valuation methodology. The Black-Scholes valuation approach takes into account various factors, including, but not limited to, the number of days to and including expiration of the option or warrant, the current market price of the common stock, the average daily volatility of such common stock over a predefined number of days (in this case 60 days) prior to the date of the analysis, the estimated dividend yield on the common stock, the risk free interest rate (in this case 6 month LIBOR) and the warrant exercise price. The financing value takes into account, among other things, the time value imbedded in an option by discounting the exercise price from the date of expiration to the present at the risk free interest rate and subtracting the resulting present value of the exercise price from the current market price of the common stock. Based on the Black-Scholes valuation method and assuming: (i) Average Tracor Trading Prices ranging between $14.75 and $17.125 (the prices at which, pursuant to the Acquisition Agreement, "collar" mechanisms are implemented); (ii) a volatility range of 20-60%; (iii) a dividend yield of 0%; (iv) an expiration date of December 27, 2001; and (v) a risk free interest rate of 5.018%, the Series B Warrant and Series C Warrant were valued in aggregate at $110.6 million to $147.1 million at March 1, 1996. Based on the financing value method and assuming: (i) Average Tracor Trading Prices ranging between $14.75 and $17.125; and (ii) a risk free interest rate of 5.018%, the Series B Warrant and Series C Warrant in aggregate were valued at between $110.3 million and $135.7 million at March 1, 1996. As per the Acquisition Agreement and at Average Tracor Trading Prices ranging between $14.75 and $17.125, the aggregate consideration received by Westmark in exchange for the Series B Warrant and Series C Warrant held by Westmark is valued at $97.8 million to $124.1 million, representing, at the mid-point, an illiquidity discount to the Black-Scholes valuation and the financing valuation of 13.9% and 9.8%, respectively.

     Comparative Stock Price Performance. As part of its analysis, Morgan Stanley reviewed the recent stock market performance of a group of professional services firms including American Management Systems Inc., BDM International, Inc., CACI International, Inc., COMARCO Inc., Computer Data Systems, Inc., Computer Sciences Corp., EG&G Inc., Logicon, Inc. and Nichols Research Corp. (the "Professional Services Sector"), a group of defense electronics firms including ESCO Electronics Corp., Watkins-Johnson Co., Harris Corp., Honeywell, Inc., Litton Industries Inc., Raytheon Co., Texas Instruments, Inc. and TRW, Inc. (the "Defense Electronics Comparables") and a group of hardware manufacturers including General Dynamics Corp., Lockheed Martin Corp., McDonnell Douglas Corp., Northrop Grumman Corp. and Rohr Inc. (the "Hardware Comparables"). Morgan Stanley observed that over the period January 1, 1993 to March 1, 1996, the market price of the Tracor Common Stock appreciated 284% compared with appreciation of 107%, 78.5% and 81% for indexes of the Professional Services Comparables, Defense Electronics Comparables and Hardware Comparables, respectively.

     Peer Group Comparison. Comparable company analysis examines a company's operating performance relative to a group of publicly traded peers. Based on relative performance and outlook for a company versus its peers, this analysis enables an implied market trading value to be determined. Morgan Stanley analyzed the operating performance and financial leverage of Tracor relative to the Professional Service Comparables, the Defense Electronics Comparables and the Hardware Comparables. Market information used in calculating the ratios below is as of March 1, 1996. Among the market trading information considered in the valuation analysis was stock price as a multiple of 1996 estimated earnings per share (which for Tracor was 11.8x, taking into account the 3.5% premium received by Westmark in the Acquisition, as compared to a range for the Professional Service Comparables of 9.9x to 28.3x, a range for the Defense Electronics Comparables of 7.3x to 17.9x and a range for the Hardware Comparables of 10.8x to 26.5x), aggregate market value as a multiple of estimated 1995 revenues (which for Tracor was 0.59x, taking into account the 3.5% premium received by Westmark in the Acquisition, as compared to a range for the Professional Service Comparables of 0.44x to 1.61x, a range for the Defense Electronics Comparables of 0.64x to 1.31x and a range for the Hardware Comparables of 0.71x to 1.06x), aggregate market value as a multiple of 1995 estimated earnings before interest and taxes (which for Tracor was 7.4x, taking into account the 3.5% premium received by Westmark in the Acquisition, as compared to a range for the Professional Service Comparables of 7.3x to 20.4x, a range for the Defense Electronics Comparables of 5.1x to 13.4x and a range for the Hardware Comparables of 9.3x to 13.1x) and aggregate value as a multiple of earnings before interest, taxes, depreciation and amortization (which for Tracor was 5.6x, taking into account the 3.5% premium received by Westmark in the Acquisition, as compared to a range for the Professional Service Comparables of 5.4x to 13.0x, a range for the Defense Electronics Comparables of 3.5x to 9.8x and a range for the Hardware Comparables of 5.9x to 9.7x). Additionally, to put things into context, we observed that the debt to book capitalization of Tracor (194%) was much higher than that of the Professional Service Comparables (0% to 29.4%), Defense Electronic Comparables (0% to 45.8%) and the Hardware Comparables (11.2% to 75.8%).

     No company utilized in the comparable company analysis is identical to Tracor. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Tracor and other factors that could affect the public trading value of the Professional Service Comparables, the Defense Electronics Comparables or the Hardware Comparables or the company to which they are being compared. Mathematical analysis (such as determining the average of median) is not in itself a meaningful method of using comparable company data.

     Discounted Cash Flow Analyses. Morgan Stanley performed discounted cash flow analyses of Tracor for the fiscal years ending 1996 through 2000 based on certain financial projections prepared by the management of Tracor. Unlevered free cash flows of Tracor were calculated as net income plus depreciation, amortization and other non-cash charges less capital expenditures and investment in working capital, adjusted to exclude net interest expense and its associated tax effects. Morgan Stanley calculated terminal values using three methodologies: (i) applying a range of multiples (from 4.0x to 6.0x) to projected earnings before interest, taxes, depreciation and amortization for the fiscal year ending December 31, 2000; (ii) applying a range of multiples (from 5.0x to 7.0x) to projected earnings before interest and taxes for the fiscal year ending December 31, 2000; and (iii) applying a range of perpetual growth rates (from 2% to 4%) to the projected unlevered free cash flow for the fiscal year ending December 31, 2000. The cash flow streams and terminal values were then discounted to the present using a range of discount rates from 12.0% to 14.0%. The present values were subsequently adjusted to reflect the total debt and cash of Tracor at December 31, 1995. Based on these analyses, Morgan Stanley calculated a range of aggregate values for the Series B Warrant and Series C Warrant held by Westmark and the market value of the property held by Westmark being purchased by Tracor as part of the Acquisition Agreement of $51.1 million to $120.9 million. At Average Tracor Trading Prices ranging between $14.75 and $17.125 (the prices at which, pursuant to the Acquisition Agreement, "collar" mechanisms are implemented), the aggregate consideration received by Westmark in exchange for the Series B Warrant and Series C Warrant held by Westmark and the other assets is valued at $98.5 million to $124.8 million.

     Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion. The summary of the Morgan Stanley analyses set forth above does not purport to be a complete description of the presentation by Morgan Stanley to the Westmark Board. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial or summary description. Morgan Stanley believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, or of the above summary, could create an incomplete view of the process underlying the analyses performed by Morgan Stanley in connection with the preparation of its opinion letter. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. The analyses performed by Morgan Stanley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     In addition, as described above, Morgan Stanley's opinion and the information provided by it to the Westmark Board were some of the many factors taken into consideration by the Westmark Board in making its determination to approve the Acquisition and related transactions. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Westmark Board or the view of Westmark management with respect to the value of Tracor or of whether the Westmark Board or the management of Westmark would have been willing to agree to different considerations. The consideration to be received by Westmark pursuant to the Acquisition Agreement was determined through negotiations between Westmark and Tracor and was approved by the Westmark Board.

     Westmark retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell, securities of Tracor. Morgan Stanley and its affiliates have provided financial advisory services to affiliates of Mason Best Company, L.P. and have received customary fees in connection with these services.

     Pursuant to a letter agreement dated as of February 16, 1994 between Tracor, Westmark and Morgan Stanley, as supplemented by a letter agreement between such parties dated May 31, 1994, and as further agreed, if the Acquisition is successfully consummated, Tracor has agreed to pay Morgan Stanley an investment banking fee of $600,000, plus out-of-pocket expenses. Should the Acquisition (or other similar transaction) not occur, then Tracor has agreed to be responsible for an advisory fee to be paid to Morgan Stanley based upon the amount of time spent thereby in connection with the proposed Acquisition. Westmark has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley, or any of its affiliates against certain liabilities and expenses, including liabilities under federal securities laws incurred in connection with its services. In addition, the Signing Shareholders have agreed in the Custody Agreement to indemnify Morgan Stanley pro rata based upon their respective ownership interests in Westmark up to the value of the liquidating distribution received by them from Westmark, except for Mason Best, which has agreed to such indemnification based upon its 31.1% interest in Westmark up to the value of the liquidating distribution received by it.

THE ACQUISITION

     The Acquisition Agreement provides for Tracor to purchase substantially all of the assets (the "Purchased Assets") of Westmark, including the following assets of Westmark:

          (i) 978,458 shares of Class A Common Stock;

          (ii) The Series B Warrant pursuant to which Westmark has the right to purchase 5,249,428 shares of Tracor Common Stock at a purchase price of $4.42 per share;

          (iii) The Series C Warrant pursuant to which Westmark has the right to purchase 5,455,000 shares of Tracor Common Stock at $7.36 per share; and

          (iv) certain other assets, including cash on hand (less cash retained to satisfy obligations of Westmark as contemplated by the Plan of Liquidation) and the capital stock and related assets (including the Westmark Real Estate) of two subsidiaries of Westmark, Westmark Services Company, Inc. and THI.

     As a result of the Acquisition, Tracor will acquire from Westmark all of the outstanding Class A Common Stock and warrants to purchase Tracor Common Stock that would represent, upon exercise as of February 29, 1996, approximately 42% of the issued and outstanding Tracor Common Stock, assuming exercise of all other outstanding options and other rights to acquire Tracor Common Stock. In exchange for the Purchased Assets, Tracor will issue to Westmark shares of Tracor Common Stock that would represent, as of February 29, 1996, approximately 33% of the issued and outstanding Tracor Common Stock, assuming an Average Tracor Trading Price of $15.80 per share and assuming exercise of all other outstanding options and other rights to acquire Tracor Common Stock.

     The Acquisition will close when (i) the Tracor Share Issuance Proposal and the Tracor Charter Amendment Proposal have been approved by the stockholders of Tracor and the Westmark Proposals have been approved by the shareholders of Westmark, (ii) the various conditions described in the Acquisition Agreement have been satisfied or waived, and (iii) all other filings or recordings required by applicable law have been made. See "-- Conditions to the Acquisition; Waiver." It is anticipated that if the necessary approvals are obtained at the Tracor Meeting and the Westmark Special Meeting and all other conditions of the Acquisition have been satisfied or waived, the Acquisition will occur as soon as practicable following the conclusion of the Meetings.

THE PURCHASE CONSIDERATION

     The Purchase Consideration. On the Closing Date, Tracor will acquire the Purchased Assets in exchange for the assumption by Tracor of certain liabilities of Westmark and the delivery to Westmark of (i) 7,949,594 shares of Tracor Common Stock, as adjusted in the manner described below, and (ii) government securities representing marketable direct obligations of the United States with a market price on the date of purchase equal to cash on hand at Westmark on the Closing Date (other than cash being retained by Westmark in respect of Westmark's anticipated costs and expenses under the Plan of Liquidation), less applicable fees and expenses incurred by Tracor in connection with the purchase of such government securities.

     Adjustments to Purchase Consideration. The number of shares of Tracor Common Stock to be delivered to Westmark in exchange for the Purchased Assets assumes the Average Tracor Trading Price is $15.80 per share. If the actual Average Tracor Trading Price exceeds $15.80 per share, then the number of shares of Tracor Common Stock to be delivered to Westmark will be increased by the excess of (A) the result of dividing (i) the Deemed Warrant Value (as defined below), plus $663,000, by (ii) the Average Tracor Trading Price, over (B) 6,971,136, provided that if the Average Tracor Trading Price exceeds $17.125 and no Acquisition Event (as defined below) has occurred, then the Average Tracor Trading Price shall be deemed to be $17.125. If an Acquisition Event occurs prior to the end of the measurement period for determining the Average Tracor Trading Price, the Average Tracor Trading Price shall not be deemed to be limited to $17.125 for purposes of the adjustment to the number of shares of Tracor Common Stock to be delivered to Westmark pursuant to the foregoing calculation. If the actual Average Tracor Trading Price is less than $15.80 per share, then the number of shares of Tracor Common Stock to be delivered to Westmark will be decreased by the excess of (x) 6,971,136 over (y) the result of dividing (i) the Deemed Warrant Value, plus $663,000 by (ii) the Average Tracor Trading Price, provided that if the Average Tracor Trading Price is less than $14.75, then the Average Tracor Trading Price shall be deemed to be $14.75.


     The table below shows the aggregate number of shares of Tracor Common Stock to be delivered to Westmark, assuming various Average Tracor Trading Prices. The table below also shows the number of shares of Tracor Common Stock, on a per share basis, to be distributed to the shareholders of Westmark pursuant to the Plan of Liquidation.



                   AGGREGATE NUMBER        TRACOR        TRACOR SHARES     TRACOR SHARES
                      OF SHARES            SHARES         ISSUED PER        ISSUED PER
                      OF TRACOR          ISSUED PER        SHARE OF          SHARE OF
                     COMMON STOCK         SHARE OF         WESTMARK          WESTMARK
AVERAGE TRACOR        ISSUED TO           WESTMARK         NONVOTING         PREFERRED
TRADING PRICE          WESTMARK         COMMON STOCK     COMMON STOCK          STOCK
- --------------     ----------------     ------------     -------------     -------------
    < $14.75           7,657,164           0.2191            0.2191            5.5360
      $14.75           7,657,164           0.2191            0.2191            5.5360
      $15.00           7,730,503           0.2212            0.2212            5.5890
      $15.50           7,870,085           0.2251            0.2251            5.6899
      $15.80           7,949,594           0.2274            0.2274            5.7474
      $16.00           8,000,943           0.2289            0.2289            5.7845
      $16.50           8,123,870           0.2324            0.2324            5.8734
      $17.00           8,239,566           0.2357            0.2357            5.9570
     $17.125           8,267,435           0.2365            0.2365            5.9772
   > $17.125           8,267,435           0.2365            0.2365            5.9772



     Assuming a value of $10 million for the Government Securities, the table below indicates the estimated value of Government Securities to be received per share of each class of Westmark Securities.



                                                                         VALUE OF GOVERNMENT
                                                                          SECURITIES TO BE
                          CLASS OF WESTMARK STOCK                        RECEIVED PER SHARE
    -------------------------------------------------------------------  -------------------
    Westmark Common Stock..............................................        $0.2861
    Westmark Nonvoting Common Stock....................................        $0.2861
    Westmark Preferred Stock...........................................        $7.2298


     In the event Tracor is required pursuant to the Acquisition Agreement to issue Tracor Exchange Warrants to former warrant holders of Westmark, the number of shares of Tracor Common Stock deliverable to Westmark in the Acquisition will be reduced by the number of shares issuable pursuant to the Tracor Exchange Warrants. Assuming an Average Tracor Trading Price of $15.80 per share, it is anticipated that the maximum number of shares of Tracor Common Stock that may become issuable under the Tracor Exchange Warrants is approximately 63,500 shares. In the event Tracor Exchange Warrants are issued in the Acquisition, Mason Best, as representative for and on behalf of the Westmark shareholders, will receive from Tracor any monies subsequently received upon exercise of the Tracor Exchange Warrants for distribution pro rata to Westmark shareholders of record as of the date of consummation of the Acquisition. See "-- Warrants to Purchase Common Stock of Westmark."

     Certain Definitions. The following terms are important to an understanding of the adjustments that may be made in respect of the Purchase Consideration:

          The term "Average Tracor Trading Price" means the arithmetic mean of each of the closing sale prices per share of the Tracor Common Stock on the Nasdaq National Market for each of the 20 consecutive trading days ending on the third trading day immediately preceding the scheduled date of the first to occur of the Tracor Meeting and the Westmark Meeting (the "Determination Date").

          The term "Deemed Warrant Value" means the sum of the Series B Warrant Value and the Series C Warrant Value. "Series B Warrant Value" means the result of multiplying (i) the number of shares of Tracor Common Stock which can be purchased pursuant to the Series B Warrant, or 5,249,428, by (ii) the result of multiplying (x) the Average Tracor Trading Price, less the exercise price per share of Tracor Common Stock of the Series B Warrant, or $4.42, by (y) 1.035. "Series C Warrant Value" means the result of multiplying (i) the number of shares of Tracor Common Stock which can be purchased pursuant to the Series C Warrant, or 5,455,000, by (ii) the result of multiplying (x) the Average Tracor Trading Price, less the exercise price per share of Tracor Common Stock of the Series C Warrant, or $7.36, by (y) 1.035. The factor of 1.035 in clause (y) of each of the preceding two sentences represents the premium agreed upon by Tracor and Westmark attributable to the Series B Warrant and Series C Warrant.

          The term "Acquisition Event" refers to any event occurring prior to the Determination Date pursuant to which (i) Tracor is merged, consolidated or reorganized with another corporation (other than Westmark), and, as a result of such transaction, less than 70% of the surviving, resulting or acquiring corporation is owned by stockholders of Tracor immediately prior to such transaction, or (ii) Tracor sells substantially all of its assets to another corporation, less than 70% of the outstanding securities of which are owned by stockholders of Tracor, directly or indirectly, immediately prior to or after such sale. An "Acquisition Event" also will be determined to have occurred if, as of the Determination Date, (i) a securities filing is on file and in effect disclosing that any person has become, or has made or publicly announced an intention to make an offer to become, the beneficial owner of 30% or more of the issued and outstanding voting securities of Tracor, or (ii) a securities filing by Tracor is on file and in effect disclosing that a change in control of Tracor has or may have occurred or will or may occur in the future other than by consummation of the Acquisition.


     If the Average Tracor Trading Price were to have been calculated based upon the 20-trading day period ending on May 8, 1996, it would have been $18.54. Under the terms of the Acquisition Agreement, an Average Tracor Trading Price of $15.80 would result in 7,949,594 shares of Tracor Common Stock being issued to Westmark in the transaction assuming no Tracor Exchange Warrants are issuable in connection with the Acquisition.


     The following table presents the percentage of equity interest of Tracor stockholders and Westmark shareholders on a pro forma combined basis as of February 29, 1996 (exclusive of 1,342,188 shares of Tracor Common Stock issuable upon the exercise of Series A Warrants as of February 29, 1996 and 1,339,510 shares issuable upon the exercise of outstanding options to purchase shares of Tracor Common Stock as of February 29, 1996), assuming Average Tracor Trading Prices of $14.75, $15.80 and $17.125 and assuming no Tracor Exchange Warrants are issuable in connection with the Acquisition.

                                                                      $14.75     $15.80     $17.125
                                                                      ------     ------     -------
Current Tracor stockholders(1)......................................      63%        62%         61%
Westmark shareholders(2)............................................      37         38          39
                                                                      ------     ------     -------
          Total Pro Forma...........................................     100%       100%        100%
                                                                       =====      =====      ======

- ---------------

(1) Exclusive of the 978,458 shares of Class A Common Stock held by Westmark.
(2) Following the liquidation and dissolution of Westmark pursuant to the Plan of Liquidation.

CONDUCT OF BUSINESS PRIOR TO THE CLOSING

     Tracor and Westmark each have agreed to (i) notify the other of any events that would render any representation or warranty of such party in the Acquisition Agreement untrue, inaccurate or misleading, (ii) execute and file, or join in the executing and filing of, any application or other document that may be necessary to obtain the authorization, approval or consent of any governmental authority which may reasonably be required (or requested by the other party) in connection with the Acquisition, (iii) cooperate with the other in connection with the preparation and filing of this Joint Proxy Statement/Prospectus and the listing on the Nasdaq National Market of all shares of Tracor Common Stock issuable in the Acquisition, (iv) use its reasonable best efforts to satisfy (or cause to be satisfied) all conditions precedent to the consummation of the Acquisition and related transactions, and (v) use its reasonable best efforts to cause its stockholders meeting to occur at the earliest practical date and to obtain the necessary approvals from their respective stockholders.

     Tracor has agreed in the Acquisition Agreement that prior to the earlier of the termination of the Acquisition Agreement or the Closing Date, it will not
(i) take any action that would reasonably be expected to result in a failure to maintain the trading of the Tracor Common Stock on the Nasdaq National Market without causing such stock to be listed for trading on a national securities exchange at or prior to the termination of its trading on the Nasdaq National Market, (ii) knowingly enter into any transaction that would require this Joint Proxy Statement/Prospectus to be delayed or recirculated under circumstances which would in the reasonable judgment of Tracor delay the occurrence of the Closing Date beyond May 20, 1996; provided that Tracor is not precluded or in any way restricted from considering or undertaking any transaction so long as such transaction, and any agreement with respect thereto, is made subject to the completion of the Acquisition.

     In connection with the registration statement of which this Joint Proxy Statement/Prospectus is a part, Tracor has agreed to provide for the registered resale of a minimum of 2,500,000 of the shares of Tracor Common Stock issued in the Acquisition in an underwritten public offering; provided that the number of shares of Tracor Common Stock to be included in such registered resale may be reduced to as low as 1,500,000 shares if the managing underwriter for the underwritten public offering determines that it is unable to proceed with the offering on the basis of the commitments to sell 2,500,000 received from selling shareholders. See "-- Registered Resale Offering."

     In addition, in connection with the Tracor Meeting, Tracor has also agreed that the Tracor Board, subject to its fiduciary duties, will recommend approval and adoption of (i) the Tracor Share Issuance Proposal, and (ii) the Tracor Charter Amendment Proposal. Tracor also has agreed to increase the size of the Tracor Board by one directorship, which shall have a three-year term as of the Closing Date, and to appoint Elvis L. Mason to such newly-created directorship for a three-year term.

     Westmark has agreed in the Acquisition Agreement that prior to the earlier of the termination of the Acquisition Agreement or the Closing Date, it will not
(i) engage in any practice, take or fail to take any action or enter into any material transaction that may materially adversely affect the Purchased Assets or the ability of Westmark to consummate the transactions contemplated by the Acquisition Agreement, (ii) sell, transfer or dispose of any of the securities of Tracor included in the Purchased Assets, (iii) permit any of the Purchased Assets to become subject to any lien or encumbrance except for liens for taxes not yet due and liens on its real property that are reasonably acceptable to Tracor, (iv) modify or amend in any material respect any of its contracts or knowingly waive or assign to any third party any material rights under any such contract, (v) enter into any agreement which will not be fully performed by the Closing Date and which provides for payments by Westmark in excess of $50,000, and (vi) knowingly enter into any transaction that would reasonably be expected to require this Joint Proxy Statement/Prospectus to be delayed or recirculated under circumstances which would in the reasonable judgment of Westmark delay the occurrence of the Closing Date beyond May 20, 1996.

     In addition, Westmark has agreed to (i) maintain its books and records in a manner consistent with past practices, (ii) cause a list of persons intending to offer shares of Tracor Common Stock in the Resale Offering to be delivered to Tracor no less than twenty (20) days prior to Closing Date, (iii) use its reasonable best efforts to cause the Westmark shareholders intending to sell shares of Tracor Common Stock in the Resale

Offering to deliver executed binding commitments to Tracor covering a minimum of 2,500,000 shares of Tracor Common Stock (subject to certain conditions) no less than twenty (20) days prior to the Closing Date, (iv) use its reasonable best efforts to facilitate the Resale Offering, and (v) permit representatives of Tracor to have full access to Westmark's premises, books, records, contracts and documents.

OTHER OFFERS

     Westmark has agreed (i) that Westmark and its subsidiaries will not directly or indirectly take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below), and (ii) that the Westmark Board will not withdraw or modify, in a manner adverse to Tracor, the approval or recommendation by the Westmark Board of the Acquisition Agreement, the Acquisition or other transactions contemplated thereby or approve or recommend any Acquisition Proposal (other than an Acquisition Proposal made by Tracor), or approve or authorize Westmark entering into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event the Westmark Board receives an Acquisition Proposal that, in the exercise of its fiduciary obligations, it determines to be a Superior Proposal (as defined below), the Westmark Board may (subject to the following) withdraw or adversely modify its approval or recommendation of the Acquisition Agreement, the Acquisition and the other transactions contemplated thereby and approve or recommend any such Superior Proposal, or approve or authorize Westmark entering into an agreement with respect to such Superior Proposal, in each case at any time after the fourth business day following notice to Tracor (a "Notice of Superior Proposal"). Westmark may take any of these actions only if an Acquisition Proposal that was a Superior Proposal at the time of delivery of a Notice of Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by Tracor prior to the expiration of the fourth business day period specified above.

     As defined in the Acquisition Agreement, an "Acquisition Proposal" is any offer or proposal for, or any indication of interest in, a merger or other business combination involving Westmark or any of its subsidiaries or the acquisition of any equity interest in, or the acquisition of any portion of the assets of, Westmark or any of its subsidiaries that would result in the person or entity making such offer, proposal or indication of interest acquiring a Material Equity Interest (as defined below), other than (i) the transactions contemplated by the Acquisition Agreement, or (ii) other offers or proposals made by Tracor; provided, however, that any such offer or proposal or indication of interest that is unsolicited and is not the result of any contacts, actions, or activities of Westmark or of its affiliates, or on their behalf, and that is made generally available to all holders of Tracor Common Stock on substantially the same terms shall not be deemed to be an Acquisition Proposal. The term "Material Equity Interest" as used herein means a direct or indirect interest in the capital stock of Westmark that, together with any direct or indirect interest of the person making the Acquisition Proposal in the capital stock or assets of Westmark, would entitle such person to become, upon consummation of the transactions contemplated by this Agreement, including the Plan of Liquidation, the "beneficial owner" (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 5% or more of the issued and outstanding securities of Tracor determined as of the day immediately following the Closing Date.

     As defined in the Acquisition Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal to acquire, directly or indirectly, a Material Equity Interest in or a material amount of voting securities or assets of Westmark or any of its subsidiaries for consideration consisting of cash and/or securities, and otherwise on terms which the Westmark Board determines in its good faith reasonable judgment to provide greater aggregate value to Westmark's shareholders than the transactions contemplated by the Acquisition Agreement (or otherwise proposed by Tracor as contemplated above).

CONDUCT OF BUSINESS FOLLOWING THE ACQUISITION; TRACOR BOARD AND MANAGEMENT

     Upon approval of the Tracor Bylaw Amendment Proposal, the Tracor Board will comprise three classes of directors with staggered three-year terms. Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason, the current Class A Director of Tracor, as a director of Tracor to fill the newly created directorship for a three-year term. Mr. Mason is the managing partner of Mason Best, the largest Westmark shareholder. See "Westmark -- Stock Ownership of Management and Principal Shareholders." The Tracor Board would then consist of Anthony Grillo, Elvis L. Mason and Dr. Julian Davidson with three year terms to expire in 1999, James B. Skaggs and Thomas P. Stafford with two year terms to expire in 1998, and William E. Conway, Jr. and Bob Marbut with one year terms to expire in 1997. All of the above named directors are currently members of the Tracor Board. Mr. Skaggs will continue to serve as Chairman of the Board. See "The Tracor Bylaw Amendment Proposal", "Election of Tracor Directors" and "The Proposed Acquisition and Related Matters -- Interests of Certain Persons in the Acquisition."

CONDITIONS TO THE ACQUISITION; WAIVER

     Both Parties. The respective obligations of Tracor and Westmark are subject to the satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived in writing by such parties):

          (i) Tracor's stockholders shall have duly approved the Tracor Share Issuance Proposal and the Tracor Charter Amendment Proposal and Westmark's shareholders shall have duly approved the Westmark Proposals;

          (ii) The Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have become effective under the Securities Act and shall not be the subject of any stop order or similar proceedings;

          (iii) No statute, rule, regulation, executive order, decree, injunction or restraining order shall have been enacted, promulgated or enforced which prohibits the consummation of the Acquisition or the other transactions contemplated by the Acquisition Agreement;


          (iv) There shall have been obtained any and all governmental authorizations, permits, approvals and consents of securities or "blue sky" commissions of any jurisdiction or any other governmental body or agency that may reasonably be deemed necessary so that the consummation of the Acquisition and the other transactions contemplated by the Acquisition Agreement will be in compliance with applicable laws; and



          (vi) At least 5,302,055 Westmark Warrants (95% of outstanding Westmark Warrants) shall have been purchased by Westmark for cash and cancelled by Westmark.


     Tracor. The obligation of Tracor to consummate the Acquisition is subject to the satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived in writing by Tracor):

          (i) The representations and warranties of Westmark in the Acquisition Agreement shall be true and accurate in all material respects on and as of the Closing Date (except to the extent a representation or warranty speaks specifically as of an earlier date) and Westmark shall have provided Tracor with an officer's certificate, dated the Closing Date, to that effect;

          (ii) Westmark shall have performed and complied in all material respects with all of its covenants contained in the Acquisition Agreement through the Closing Date and Westmark shall have provided Tracor with an officer's certificate, dated the Closing Date, to that effect;

          (iii) On or before the Closing Date, Tracor shall have received from each Westmark shareholder intending to sell shares of Tracor Common Stock in the Resale Offering a duly executed binding commitment (subject to certain conditions) in respect of such sale in the form attached hereto as Appendix C-1, and such binding commitments shall in the aggregate relate to the proposed sale of no less than 2,500,000 shares of Tracor Common Stock in the Resale Offering;

          (iv) Westmark shall have delivered to Tracor the instruments of conveyance required by the Acquisition Agreement, duly executed by Westmark;

          (v) Tracor shall have received from counsel to Westmark an opinion with respect to the matters set forth in Exhibit F to the Acquisition Agreement, dated the Closing Date; and

          (vi) Tracor shall have received an estoppel certificate from Littelfuse certifying that no material default by Littelfuse, as lessee, has occurred in respect of the lease of the plant in Watseka, Illinois and that, to the knowledge of Littelfuse, no material default by Westmark has occurred and is continuing under such lease.

     Westmark. The obligation of Westmark to consummate the Acquisition is subject to the satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived in writing by Westmark):

          (i) The representations and warranties of Tracor in the Acquisition Agreement shall be true and accurate in all material respects on and as of the Closing Date (except to the extent a representation or warranty speaks specifically as of an earlier date) and Tracor shall have provided Westmark with an officer's certificate, dated the Closing Date, to that effect;

          (ii) Tracor shall have performed and complied in all material respects with all of its covenants contained in the Acquisition Agreement through the Closing and Tracor shall have provided Westmark with an officer's certificate, dated the Closing Date, to that effect;

          (iii) Westmark shall have received a written opinion from its legal counsel to the effect that the transactions contemplated by the Acquisition Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code;

          (iv) Tracor shall have delivered the shares of Tracor Common Stock and other purchase consideration to Westmark;

          (v) Tracor shall have delivered to Westmark the instruments of assumption relating to assumed liabilities, duly executed by Tracor;

          (vi) Westmark shall have received from counsel to Tracor an opinion with respect to the matters set forth in Exhibit G to the Acquisition Agreement, dated the Closing Date;

          (vii) Tracor shall have delivered to Westmark the Registration Rights Agreement duly executed by Tracor;

          (viii) Tracor shall have caused the amended and restated Certificate of Incorporation to be filed with the Secretary of State of Delaware;

          (ix) Tracor shall have caused its amended and restated Bylaws to have been adopted and filed with the books and records of Tracor; and

          (x) the Tracor Board shall have appointed Elvis L. Mason to a three-year term on the Tracor Board.

TERMINATION OR AMENDMENT OF THE ACQUISITION AGREEMENT

     The Acquisition Agreement may be terminated at any time prior to the Closing Date, whether before or after the approval by the stockholders of Tracor or shareholders of Westmark:

          (i) By the mutual consent of Tracor and Westmark (as approved by the Tracor Board and the Westmark Board);

          (ii) By Tracor or Westmark, as the case may be, if there has been a Default (as defined below) by the other party, such party has been notified of the Default, and the Default has continued without cure for a period of ten (10) days after notice of Default, provided that no Default, or event which, with notice or lapse of time or both, would constitute a Default, by the party seeking to terminate, shall have occurred and is continuing;

          (iii) By Tracor or Westmark, as the case may be, at any time prior to the Closing if the Closing has not occurred on or before August 31, 1996, unless the failure results primarily from the party proposing to terminate breaching a representation, warranty or covenant contained in the Acquisition Agreement;

          (iv) By Tracor, if the Westmark Board shall have entered into a definitive agreement with respect to a Superior Proposal, or withdrawn or adversely modified its recommendation of the Acquisition and the other transactions contemplated by the Acquisition Agreement, or recommended or approved the acceptance by shareholders of any Acquisition Proposal (other than an Acquisition Proposal made by Tracor or an affiliate of Tracor) (provided that no Default, or event which, with notice or lapse of time or both, would constitute a Default, by Tracor has occurred and is continuing);


          (v) By Westmark, if the Westmark Board shall have resolved to enter into a definitive agreement with respect to a Superior Proposal in compliance with the procedures set forth in the Acquisition Agreement; or



          (vi) By either Tracor or Westmark if the Closing does not occur on or before August 31, 1996.


     As defined in the Acquisition Agreement, "Default" means, in respect of any person, a breach or default under any representation, warranty, covenant or agreement under the Acquisition Agreement by such person which, together with all such other breaches or defaults of such person, would, in the aggregate, be reasonably expected to have a Material Adverse Effect on such person. "Material Adverse Effect" means, with respect to any person, a material adverse effect on or with respect to the business, assets, financial condition or results of operations of such person and its subsidiaries taken as a whole or upon such person's ability to perform its obligations under the Acquisition Agreement; provided that any Material Adverse Effect with respect to Tracor, which by reason of Westmark's ownership of Tracor's securities has a Material Adverse Effect on Westmark, shall be deemed not to be a Material Adverse Effect with respect to Westmark.

     At any time before or after the approval of the Acquisition Agreement, the Acquisition and the other transactions contemplated by the Acquisition Agreement and prior to the Closing, the Acquisition Agreement may be amended or supplemented with respect to any of the terms contained therein by the written agreements of Tracor and Westmark.

RESALE OF TRACOR COMMON STOCK

     The shares of Tracor Common Stock to be issued in the Acquisition will be registered under the Securities Act on a Registration Statement of which this Joint Proxy Statement/Prospectus is a part, thereby allowing such shares of Tracor Common Stock to be traded without restriction by all holders not deemed to be affiliates of Westmark prior to the consummation of the Acquisition. Shareholders of Westmark will be entitled to certain registration rights with respect to shares of Tracor Common Stock received in the Acquisition. See
"-- Registration Rights."

WESTMARK SHAREHOLDERS CUSTODY AGREEMENT


     The Westmark Board has recommended that to help assure that the Acquisition is treated as a tax-free reorganization under sec. 368(a)(1)(C) of the Code, the eleven largest holders of Westmark securities (the "Signing Shareholders"), who will (assuming an Average Tracor Trading Price of $15.80) receive in the aggregate approximately 6,155,220 shares of Tracor Common Stock upon the liquidation and dissolution of Westmark enter into the Westmark Shareholders Custody Agreement, dated as of the Closing (the "Custody Agreement"), the form of which is attached hereto as Appendix C. Pursuant to the Custody Agreement the Signing Shareholders will agree that they will not sell, pledge, hypothecate, or otherwise transfer (each, a "Transfer"), more than 50% of the shares of Tracor Common Stock received by them in connection with the Acquisition for a period of two years after the Closing, except for Mason Best which has agreed that such Transfer restrictions will apply to 100% of such Tracor Common Stock received by it. The Transfer restrictions under the Custody Agreement will not apply to a transfer of shares of Tracor Common Stock pursuant to laws relating to devise, descent or divorce. Prior to Closing, Mason Best plans to make a partnership distribution of approximately 6.2 million shares of Westmark Common Stock to its partners. Mason Best's partners are not being requested to sign the Custody Agreement and will be free to resell their shares of Tracor Common Stock immediately, subject to applicable law.



     Mason Best and the trustees of General Electric Pension Trust have informed Westmark that each of them will execute the Custody Agreement provided that all other Signing Shareholders do so. Each Signing Shareholder has been requested to execute a counterpart of the Custody Agreement and return it to Westmark. The Signing Shareholders are not required to sign the Custody Agreement but, if any of them do not do so, the status of the Acquisition as a tax-free reorganization under Section 368(a)(1)(C) of the Code could be jeopardized. WITHOUT ITS EXPRESS WRITTEN CONSENT, NO SIGNING SHAREHOLDER WILL BE BOUND TO THE TERMS OF THE CUSTODY AGREEMENT UNLESS ALL SIGNING SHAREHOLDERS HAVE EXECUTED THE CUSTODY AGREEMENT. THE WESTMARK BOARD RECOMMENDS THAT EACH SIGNING SHAREHOLDER EXECUTE THE CUSTODY AGREEMENT.



     The following table sets forth the names of the Signing Shareholders and the number of shares of Westmark Common Stock (computed on a common stock equivalent basis for holders of Westmark Non-voting Common Stock and Westmark Preferred Stock) held by each Signing Shareholder assuming the consummation of the Acquisition and the dissolution of Westmark occurs on June 13, 1996. The following table assumes that as of June 13, 1996, a total of 34,955,904 Westmark Common Equivalents will be outstanding.



                                                                                   NUMBER OF
                                                                                WESTMARK COMMON
                             SIGNING SHAREHOLDER                               EQUIVALENT SHARES
- -----------------------------------------------------------------------------  -----------------
Trustees of General Electric Pension Trust...................................       9,685,962
Mason Best Company, L.P.(1)..................................................       5,911,217
Union Seas, Inc..............................................................       2,689,328
Chrysler Corporation Master Retirement Plan..................................       2,581,755
Tanks Consolidated Investments Limited.......................................       1,721,200
American General Life & Accident Insurance Company...........................         978,299
Life & Casualty Insurance Co. of Tennessee...................................         978,299
BankAmerica Capital Investments, Inc.........................................         860,585
Temple-Inland Master Retirement Trust........................................         688,500
Merrill Lynch IBK Positions, Inc.............................................         573,723
Club Corporation of America..................................................         516,400
                                                                               -----------------
          Total Signing Shareholder Westmark Common Equivalents..............      27,185,268
                                                                                =============


- ---------------

(1) Assumes a partnership distribution by Mason Best of approximately 6.2 million shares of Westmark Common Stock to its partners immediately prior to the consummation of the Acquisition.

REGISTRATION RIGHTS

     In connection with the Acquisition, Tracor and the Westmark shareholders will enter into the Registration Rights Agreement (herein so called) substantially in the form of Appendix B hereto. The Registration Rights Agreement provides holders of shares of Tracor Common Stock received pursuant to the Plan of Liquidation ("Registrable Securities") with certain registration rights in respect of such shares. Such rights provide that the holders of Registrable Securities (the "Holders") may require Tracor to file a registration statement under the Securities Act with respect to the sale of Registrable Securities. Tracor is required to effect three such demand registrations at the request of the Holders, with the first such demand registration being described below under the caption "Registered Resale Offering." Tracor is required to pay certain expenses and, under certain circumstances, indemnify the Holders in connection with such registrations. If marketing considerations so require, the underwriters in respect of any such registration have a right to limit the number of Registrable Securities sold by such Holders in an underwritten offering pursuant to a demand registration request; provided that the shares of Tracor Common Stock sought to be sold in such registration by persons other than Holders are first reduced subject only to their rights under existing registration rights agreements.

     In the event Tracor proposes to register any of its securities under the Securities Act in a public offering for cash for its own account or for the account of persons other than the Holders, it is required to notify each Holder and certain other stockholders in writing of each such proposed registration, and include, at its expense, the portion of the Registrable Securities which such persons may request be included in such registration. The Holders are entitled to notice of, and to participate (subject to certain limitations described below) in, an unlimited number of such registrations ("piggyback registrations"). If marketing considerations so require, the underwriters have a right to limit the number of Registrable Securities sold by such persons in an underwritten offering pursuant to any such piggyback registration request; provided that (i) in respect of a registration for the account of Tracor, Tracor's obligation shall be to include Registrable Securities that comprise no more than 20% of the current market value of all securities to be registered, and (ii) in respect of a registration for the account of a person other than Tracor or a Holder, Tracor's obligation shall be to include Registrable Securities that comprise no more than 30% of the current market value of the securities proposed to be registered.

REGISTERED RESALE OFFERING

     Tracor has agreed to use its best efforts to file and cause to become effective a Registration Statement on Form S-4/S-3, or other applicable form, to permit Westmark shareholders to include in the Resale Offering a minimum of 2,500,000 shares of Tracor Common Stock received by such shareholders pursuant to the Acquisition and the Plan of Liquidation. It is a condition to Tracor's obligation to close the Acquisition that prior to Closing Westmark deliver commitments to Tracor from Westmark shareholders willing to sell at least 2,500,000 shares of Tracor Common Stock in the Resale Offering. If the managing underwriter of the Resale Offering cannot sell at least 2,500,000 shares in the Resale Offering in accordance with the commitments provided by the selling shareholders then Tracor will be obligated to proceed with the Resale Offering provided that at least 1,500,000 shares can be sold at prices acceptable to such selling shareholders. If at least 1,500,000 shares cannot be sold then Tracor is not obligated to proceed with the Resale Offering and Westmark shareholders lose the right to this demand registration, and will then have two remaining demand registrations under the Registration Rights Agreement. Westmark has agreed to use its reasonable best efforts to cause each shareholder of Westmark intending to sell Tracor Common Stock in the Resale Offering to deliver to Tracor executed binding commitments in respect of such sale on or before the Closing Date. To indicate their intent to include shares of Tracor Common Stock in the Resale Offering, Westmark shareholders should complete and execute the Resale Offering Election Notice which is attached hereto as Appendix C-1 and return it to Westmark by the tenth day after the date of this Joint Proxy Statement/Prospectus.

     In the event that the managing underwriter of the Resale Offering determines that all of the shares of Tracor Common Stock requested to be included in the Resale Offering cannot be sold, Westmark shareholders will be subject to pro rata cutbacks in proportion to the number of shares of Tracor Common Stock that such shareholders elect to include in the Resale Offering. Participating shareholders will also be asked at a later date to execute a custody agreement and power of attorney containing customary terms and provisions including authorization of such selling shareholder to sell at or above a price per share of Tracor Common Stock to be determined in consultation with all selling shareholders based upon market conditions at the time of the Resale Offering. Pursuant to such custody agreement, each selling shareholder in the Resale Offering would grant a power of attorney to the directors of Westmark who would serve as a pricing committee to consult with the managing underwriter for the Resale Offering to determine the pricing of the shares of Tracor Common Stock to be sold at or above a minimum price to be agreed upon and set forth in such custody agreement.

     Shareholders of Westmark who are Signing Shareholders under the Custody Agreement are subject to the restrictions in the Custody Agreement on the number of shares of Tracor Common Stock such shareholders may elect to include in the Resale Offering. See "-- Westmark Shareholders Custody Agreement."

WARRANTS TO PURCHASE COMMON STOCK OF WESTMARK


     Westmark has outstanding 5,581,111 Warrants to Purchase Shares of Common Stock of Westmark Systems, Inc. (the "Westmark Warrants"). On April 25, 1996 Westmark commenced an offer to purchase (the "Warrant Repurchase Offer") the Westmark Warrants from the holders thereof for $.0448 per Westmark Warrant. The Warrant Repurchase Offer expires on May 23, 1996. Mason Best and the trustees of the General Electric Pension Trust have informed Westmark that they intend to accept the Warrant Repurchase Offer. The Warrant Repurchase Offer is not conditioned upon the closing of the Acquisition, but Tracor is not obligated to close the Acquisition unless 95% of all outstanding Westmark Warrants have been repurchased and canceled. Pursuant to the Acquisition Agreement, Tracor will provide holders of up to 279,056 Westmark Warrants who have not accepted the Warrant Repurchase Offer a right (the "Tracor Exchange Warrants") to acquire for the exercise price of the Westmark Warrant, as adjusted to reflect the consideration payable in government securities that such holders would have received if the Westmark Warrants had been exercised immediately prior to the Acquisition, that number of shares of Tracor Common Stock that such Westmark Warrant holder would have received pursuant to the liquidation of Westmark had the Westmark Warrant been exercised immediately prior to the Closing. If any Tracor Exchange Warrants are issued to Westmark Warrant holders, the number of shares of Tracor Common Stock deliverable to Westmark in the Acquisition shall be reduced on a share for share basis by the number of shares of Tracor Common Stock subject to the Tracor Exchange Warrants (the "Holdback Shares"). All cash paid to Tracor upon the exercise of the Tracor Exchange Warrants will be promptly paid by Tracor to Mason Best, as representative of the Westmark shareholders, for distribution to Westmark's shareholders of record on the date of consummation of the Acquisition on a pro rata basis. If any Tracor Exchange Warrants are not exercised prior to their expiration date, then any Holdback Shares (and cash in lieu of fractional shares) not issued as a result of the exercise of Tracor Exchange Warrants will be delivered by Tracor to Mason Best, as representative of the Westmark shareholders, in such names and denominations as Mason Best shall instruct. Promptly after receipt thereof, Mason Best will distribute such Holdback Shares and cash pro rata to the former Westmark shareholders. The Tracor Exchange Warrants will be exercisable effective as of the consummation of the Acquisition and will expire on August 24, 2000.


     In the event the Closing of the Acquisition does not occur, holders of Westmark Warrants who do not accept the Warrant Repurchase Offer will not receive Tracor Exchange Warrants.

INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION

     Westmark Board and Management. In considering the recommendation of the Westmark Board with respect to the Westmark Proposals, Westmark shareholders should be aware that certain officers and directors of Westmark have interests in connection with the Acquisition and the other transactions and matters contemplated by the Acquisition Agreement.

     Amendment to Administrative Services Agreement. At the Closing, the Administrative Services Agreement, dated as of July 1, 1995, between Mason Best and Westmark will be amended to provide for a final cash payment to Mason Best in the amount of $207,500. For such cash payment, Mason Best will continue to provide the services currently provided to Westmark thereunder during the three-year statutory winding up period under Texas law following the dissolution of Westmark.

     Fees to Westmark Directors. M. Philip Guthrie and Stephen A. Sallot, members of the Westmark Board, will receive at or prior to the liquidation of Westmark cash payments of $72,000 and $36,000, respectively, which represent a prepayment of director fees for the three years following the liquidation and dissolution of Westmark at a rate of $24,000 and $12,000 per annum, respectively. Alan M. Lewis has waived all director fees. In addition to the director fees, the Westmark Board has approved a payment of $150,000 to Stephen
A. Sallot upon completion of the Acquisition in recognition of his contributions to Westmark.


     Westmark Shareholders. As of June 13, 1996, M. Philip Guthrie and Alan M. Lewis may be deemed to be the beneficial owners of the Westmark Common Stock and Westmark Common Equivalents held by Mason Best (6,155,324 shares of Westmark Common Stock and 12,066,541 Westmark Common

Equivalents) and General Electric Pension Trust (3,266,795 shares of Westmark Common Stock and 9,685,962 Westmark Common Equivalents), respectively.


     Elvis L. Mason Tracor Board Seat. Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason for a three-year term to fill the vacancy created by such action. Mr. Mason has served since 1991 as the Class A Director elected by Westmark as holder of the Class A Common Stock. Mr. Mason is a controlling person of Mason Best, the largest Westmark shareholder.

     Financial Advisors. Tracor has agreed to pay Gordian Group a fee of $150,000 upon Gordian Group having substantially completed the work that, in its determination, was appropriate to prepare it to render its opinion. Tracor has further agreed to reimburse Gordian Group for all of its reasonable out-of-pocket expenses (including counsel fees and expenses) incurred in connection with its engagement, whether or not the Acquisition is consummated, and to indemnify Gordian Group, and its affiliates, directors, officers, employees and agents, against certain liabilities, including certain liabilities under the federal securities laws. See "-- Financial Advisors -- Opinion of Tracor's Financial Advisor."

     Pursuant to a letter agreement dated as of February 16, 1994 between Tracor, Westmark and Morgan Stanley, as supplemented by a letter agreement between such parties dated May 31, 1994, and as further agreed, if the Acquisition is successfully consummated, Tracor has agreed to pay Morgan Stanley an investment banking fee of $600,000, plus out-of-pocket expenses. Should the Acquisition (or other similar transaction) not occur, then Tracor has agreed to be responsible for an advisory fee to be paid to Morgan Stanley based upon the amount of time spent thereby in connection with the proposed Acquisition. Westmark has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley, or any of its affiliates against certain liabilities and expenses, including liabilities under federal securities laws incurred in connection with its services. In addition, the Signing Shareholders have agreed in the Custody Agreement to be responsible for their pro rata share of any amount owed by Westmark to Morgan Stanley or any other person indemnified by Westmark under such indemnity agreement based upon each Signing Shareholder's respective ownership interests in Westmark up to the value of the liquidating distribution received by them from Westmark, except for Mason Best, which has agreed to such indemnification based upon its interest in Westmark prior to making a partnership distribution of certain shares of Westmark Common Stock up to the value of the liquidating distribution actually received by it (which does not include shares of Tracor Common Stock received by Mason Best's partners in respect of the Westmark Common Stock such partners receive in such partnership distribution). See "-- Financial Advisors -- Westmark."

FEES AND EXPENSES

     Tracor and Westmark each will bear one-half of the costs associated with printing the Registration Statement, Joint Proxy Statement/Prospectus and related materials, as well as any filing fees required by the HSR Act with respect to the Acquisition and related transactions. In addition, Tracor has agreed to pay the investment banking fees of Morgan Stanley, Westmark's financial advisor, as described in "The Proposed Acquisition and Related Matters -- Financial Advisors -- Opinion of Westmark's Financial Advisor." Except for such shared costs and Tracor's agreement to pay the investment banking fees of Morgan Stanley, both Westmark and Tracor have agreed to bear their own fees and expenses, including counsel fees and fees of brokers and investment bankers contracted by each party, in connection with the transaction contemplated by the Acquisition Agreement. In addition, Westmark will be obligated to pay a termination fee to Tracor upon the occurrence of any event described below:

          (a) If (i) the Acquisition Agreement is terminated by either Tracor or Westmark because the requisite vote of the Westmark shareholders at the Westmark Meeting is not obtained, and (ii) prior to the Westmark Special Meeting an Acquisition Proposal is received by Westmark, then, if the principal transaction contemplated by such Acquisition Proposal is consummated within 18 months of the termination date, concurrent with the consummation of such transaction, Westmark shall pay to Tracor the amount of $2,000,000.

          (b) If (i) the Acquisition Agreement is terminated by either Tracor or Westmark because the requisite vote of the Westmark shareholders at the Westmark Meeting is not obtained, and (ii) prior to the Westmark Meeting no Acquisition Proposal is received by Westmark, and following such termination (iii) a definitive agreement relating to any Acquisition Proposal is entered into by Westmark within six months of such termination, and (iv) the principal transaction contemplated by such definitive agreement is consummated within 18 months of the termination date, then, concurrently with the consummation of such transaction, Westmark shall pay to Tracor the amount of $2,000,000.

          (c) If (i) the Acquisition Agreement is terminated (A) by Westmark because the Closing Date has not occurred on or before August 31, 1996, or
     (B) by Tracor because Westmark is in Default and has not cured such Default within the stipulated time following the notice of Default or because the Closing has not occurred on or before August 31, 1996 by reason of a failure of a Closing condition, and (ii) the principal transaction contemplated by any Acquisition Proposal is consummated within 12 months of any termination described in (A) or (B), regardless of whether the Acquisition Proposal had been received by Westmark at the time of termination, then, concurrently with the consummation of such transaction, Westmark shall pay to Tracor the amount of $2,000,000.

          (d) If the Acquisition Agreement is terminated (i) by Tracor because Westmark shall have entered into a definitive agreement with respect to a Superior Proposal or because the Westmark Board withdraws or adversely modifies its recommendation of the Acquisition or recommends or approves any acceptance by Westmark's shareholders of any Acquisition Proposal, or
     (ii) by Westmark because its Board of Directors resolves to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Acquisition Agreement, then, if the principal transaction contemplated by the Superior Proposal (or any Acquisition Proposal with respect to which Westmark shall have entered into a definitive agreement within six months of the date of termination) shall have been consummated within 18 months of the termination date, then concurrent with the consummation of such transaction, Westmark shall pay to Tracor the amount of $2,000,000.

GOVERNMENTAL AND REGULATORY APPROVALS


     To the knowledge of Tracor and Westmark, no governmental or regulatory approvals are required for consummation of the Acquisition, other than compliance with the provisions of applicable securities and "blue sky" laws of various jurisdictions and the HSR Act. On April 26, 1996, Tracor and Mason Best filed Pre-Merger Notifications under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. Early termination of the waiting period applicable to the consummation of the Acquisition was granted on May 7, 1996 under the HSR Act.



     Shareholders of Westmark who will receive shares of Tracor Common Stock pursuant to the Plan of Liquidation may be required to report such acquisition of Tracor Common Stock in advance of the acquisition to the Antitrust Division of the U.S. Department of Justice and to the Federal Trade Commission under the HSR Act. In general, a Westmark shareholder will have a reporting obligation under the HSR Act if such shareholder will, as a result of the Acquisition, hold an aggregate total amount of Tracor Common Stock valued at $15 million or more. Even if the foregoing threshold is exceeded, various exemptions from the reporting requirement may be available under the HSR Act. For example, an acquisition of voting securities is exempt if made "solely for investment" and if, as a result of the acquisition, the acquiring person would hold ten percent or less of the outstanding voting securities of the issuer. The term "solely for investment" is defined to apply if the person holding or acquiring the securities has no intention of participating in the formulation, determination, or direction of the basic business decisions of the issuer. Each Westmark shareholder should consult with his or her own legal counsel regarding the applicability of the HSR Act.

INDEMNIFICATION

     The Certificate of Incorporation and Bylaws of Tracor and the Articles of Incorporation and Bylaws of Westmark provide for the indemnification of each respective company's directors and officers against liabilities arising in the course of performance of their duties to Tracor and Westmark, respectively, subject to certain limitations imposed by law.

COVENANTS OF PARTIES RELATING TO REORGANIZATION

     Tracor and Westmark each have agreed not to take any action that would prevent the Acquisition from qualifying as a reorganization under Section 368(a)(1)(C) of the Code, and, assuming the transactions are consummated in the manner contemplated by the Acquisition Agreement, each of Tracor and Westmark has agreed to report the Acquisition as a reorganization under Section 368(a)(1)(C) of the Code. Tracor has agreed that it will not sell or transfer any of the real estate it receives from Westmark for at least two years from the Closing Date, except pursuant to a previously existing option to purchase exercisable by Littelfuse if such option is exercised by Littlefuse. Tracor has also agreed that it will not sell, transfer, or liquidate any of the subsidiary companies it acquires from Westmark for at least two years from the Closing Date.

PLAN OF LIQUIDATION

     The Plan of Liquidation is intended to accomplish the complete liquidation of Westmark, and the dissolution of Westmark pursuant to Article 6.03 of the Texas Business Corporation Act (the "TBCA").

     The Plan of Liquidation provides that the following steps shall be completed as expeditiously as possible after the sale of substantially all of the assets of Westmark, subject to the discretion of the Westmark Board.

          (a) Compliance with Article 6.04 of the TBCA:

             (i) Before filing articles of dissolution, Westmark shall cease to carry on its business, except insofar as may be necessary for the winding up thereof.

             (ii) Westmark shall cause written notice by registered or certified mail of its intention to dissolve to be mailed to each known claimant against Westmark.

             (iii) Westmark shall proceed to collect its assets, dispose of such of its properties as are not to be distributed in kind to its shareholders, pay, satisfy, or discharge all its debts, liabilities, and obligations, or make adequate provision for payment, satisfaction, or discharge thereof, and do all other acts required to liquidate its business and affairs in accordance with Article 6.04 of the TBCA.

          (b) Distribution of Assets to Westmark Shareholders:

             (i) After paying, satisfying, or discharging all its debts, liabilities, and obligations, or making adequate provision for payment, satisfaction or discharge thereof, including retaining at least $150,000 in cash for payment of unknown claims and liabilities, Westmark shall then distribute the remainder of its properties and assets, in kind in the form received from Tracor in the sale of substantially all of the assets of Westmark pursuant to the Acquisition Agreement, to the shareholders of Westmark according to their respective rights and interests.


             (ii) Based upon an assumed Average Tracor Trading Price of $15.80 per share, each share of Westmark Common Stock, Westmark Nonvoting Common Stock and Westmark Preferred Stock will receive 0.2274, 0.2274 and 5.7474 shares of Tracor Common Stock, respectively, and, assuming $10 million of net cash held by Westmark at the consummation of the Acquisition, United States government securities in the face amount of $0.2861, $0.2861 and $7.2298, respectively, at the Closing.


          (c) Filing Articles of Dissolution:

             (i) If the Plan of Liquidation has not been revoked by the Westmark Board in accordance with Article 6.05A of the TBCA, then when all debts, liabilities, and obligations of Westmark have been paid, satisfied, or discharged or adequate provision has been made for payment, satisfaction, or discharge thereof or, if the properties and assets of Westmark are not sufficient to pay, satisfy, or discharge all Westmark's debts, liabilities, and obligations, then when all properties and assets of Westmark have been applied so far as they will go to the just and equitable payment of Westmark's debts, liabilities, and obligations or when adequate provision has been made for such application, and the remainder of its properties and assets have been distributed to its shareholders according to their respective rights and interests, articles of dissolution shall be executed by a duly authorized officer of Westmark in accordance with Article 6.06 of the TBCA.

             (ii) The original and a copy of the articles of dissolution shall be delivered to the Secretary of State of Texas, along with a certificate of the Comptroller of Public Accounts of the State of Texas that all taxes administered by the Comptroller under Title 2 of the Tax Code of the State of Texas have been paid.

     The steps described in paragraphs (a), (b) and (c) above shall be completed as expeditiously as possible after adoption of the Plan of Liquidation, subject to the discretion of the Westmark Board. At any time prior to the issuance of a certificate of dissolution by the Texas Secretary of State or within 120 days thereafter, Westmark may revoke dissolution proceedings by (i) Westmark Board action or (ii) Westmark shareholders acting by unanimous written consent. Following dissolution, Westmark shall continue its corporate existence for a period of three years for the purposes of prosecuting and defending any proceedings brought against it and for permitting the survival of any claims against it.


     Pursuant to a letter dated August 24, 1988 by Mason Best to all former holders of Westmark Series A Convertible Preferred Stock (the "Westmark Series A Preferred Stock"), Mason Best agreed to use the total distributions (the "MBC Distributions") received upon 1,331,729 shares of Westmark Common Stock as a result of the liquidation and dissolution of Westmark to make certain payments to each holder of shares of Westmark Common Stock ("Qualifying Stock") issued upon conversion of the Westmark Series A Preferred Stock on August 25, 1988. The amount of the payment to each such holder is equal to the difference, if any, between (i) the product of $5.81 times the number of shares of Qualifying Stock, less (ii) the amount such holder otherwise receives in distributions upon the Qualifying Stock; provided that if the total MBC Distributions are less than the aggregate amount payable by Mason Best pursuant to the letter agreement, then each such holder will be paid its pro rata share of the MBC Distributions based on its percentage ownership of the outstanding shares of Westmark Series A Preferred Stock at the time such shares were converted to Qualifying Stock. Holders of Qualifying Stock are not permitted under the letter agreement to assign their rights thereunder without the prior written consent of Mason Best. Mason Best intends to cause such payment to be made in kind in the form of the Tracor Common Stock and government securities distributed pursuant to the Plan of Liquidation, as permitted by the letter agreement. The Tracor Common Stock and the government securities will be valued, for purposes of the letter agreement, at their fair market value at the time of the payment to such holders, as determined by either (a) agreement among Mason Best and the holders of a majority of the shares of Qualifying Stock, or (b) a third party mutually satisfactory to Mason Best and the holders of a majority of the shares of Qualifying Stock. Mason Best has informed Westmark that a valuation of the Tracor Common Stock of approximately $21.06 per share would be required for holders of Qualifying Stock to receive the full $5.81 per share of Qualifying Stock, assuming Tracor delivers government securities to Westmark with an aggregate value of $10 million in the Acquisition. On April 22, 1996, the last reported sale price of the Tracor Common Stock on the NASDAQ National Market was $18 15/16 per share.


CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain of the principal federal income tax considerations associated with the Acquisition and the Plan of Liquidation under the Code. As it is not feasible to describe all of the tax consequences associated with the Acquisition and the Plan of Liquidation, each person should consult his or her tax advisor with respect to the tax consequences of the Acquisition and the Plan of Liquidation applicable to his or her specific circumstances. In particular, the following discussion does not address the potential tax consequences applicable to Westmark shareholders who are dealers in securities, or who are subject to special treatment under the Code (such as insurance companies, tax-exempt organizations, nonresident alien individuals or foreign entities). The following summary is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Acquisition and the Plan of Liquidation to Westmark, Tracor and their respective stockholders. Furthermore, the following discussion addresses only certain federal income tax matters and does not consider any state, local or foreign tax consequences of the Acquisition, the Plan of Liquidation or other transactions described in this Joint Proxy Statement/Prospectus.

     Tax-Free Reorganization. Neither Tracor nor Westmark has requested a ruling from the Internal Revenue Service in connection with the Acquisition and the Plan of Liquidation. However, the Acquisition and the Plan of Liquidation have been structured with the intention that they qualify as a reorganization under Section 368(a)(1)(C) of the Code ("Reorganization"). Counsel to Westmark has delivered an opinion to Westmark to the effect that the Acquisition and the Plan of Liquidation will qualify as a Reorganization. Such tax opinion is subject to certain assumptions and qualifications and is based on (i) various representations of the management of Westmark and certain Westmark shareholders, including the agreement of certain of Westmark's shareholders to the effect that they will not sell or otherwise dispose of a number of shares of Tracor Common Stock received in the Acquisition so as to jeopardize the qualification of the Acquisition and the Plan of Liquidation as a Reorganization for federal income tax purposes, (ii) various representations of the management of Tracor and (iii) the assumption that the Acquisition will be consummated as described in the Acquisition Agreement and this Joint Proxy Statement/Prospectus. Such opinion will neither be binding on the Internal Revenue Service nor preclude it from adopting a contrary position.

     Qualification of the Acquisition and the Plan of Liquidation as a Reorganization depends on compliance with certain technical requirements of federal income tax law, including, among others, the requirement that Tracor continue the business enterprise of Westmark, the requirement that a continuity of proprietary interest be maintained by the shareholders of Westmark and the requirement that a valid business purpose exist for the transaction. Tracor has represented that it has no plan or intention to sell or dispose of the assets received from Westmark pursuant to the Acquisition. In order for the continuity of interest requirement to be satisfied, the shareholders of Westmark must not, pursuant to a plan or intention existing at or prior to the Acquisition, dispose of so much of either (A) their shares of Westmark Common Stock in anticipation of the Acquisition or (B) the Tracor Common Stock received pursuant to the Acquisition and the Plan of Liquidation such that the holders of shares of Westmark Common Stock, as a group, would no longer have a significant equity interest in the Westmark business being conducted by the combined companies after the Acquisition. It is the position of the Internal Revenue Service that the continuity of interest requirement generally will be considered satisfied if the shareholders of the acquired corporation receive in the aggregate (and have no plan to dispose of) stock of the acquiring corporation equal in value to at least 50% of the value of all of the formerly outstanding stock of the acquired corporation as of the effective date of the Reorganization, and a decision of the United States Supreme Court indicates that continuity of interest in the range of 40% is sufficient.

     Prior to the Acquisition and the Plan of Liquidation, Mason Best intends to distribute to its partners all of its Westmark Common Stock. Although the Treasury Regulations promulgated under Section 368 of the Code require a continuity of interest on the part of persons who were directly or indirectly the owners of the enterprise prior to the reorganization, there has been no definitive interpretive guidance or authority set forth by the courts or the Internal Revenue Service on the issue of whether the Mason Best partners should count for purposes of the continuity of interest requirement. Even though the matter is not free from doubt, the distribution by Mason Best to its partners of Westmark Common Stock should not violate the continuity of interest requirement because the Mason Best partners have been the indirect owners of Westmark Common Stock and will continue to have an interest in the Westmark business enterprise through their direct ownership of Tracor Common Stock subsequent to the Acquisition and the Plan of Liquidation.

     The Acquisition Agreement provides that all of the consideration paid by Tracor to Westmark in exchange for the Purchased Assets pursuant to the Acquisition will consist of Tracor Common Stock and government securities. Furthermore, to help ensure the satisfaction of the continuity of interest requirement, Westmark has recommended that the Signing Shareholders enter into the Custody Agreement pursuant to which they will agree not to sell, transfer or otherwise dispose of or convey more than 50% (except for Mason Best, which has so agreed with respect to 100% of such Tracor Common Stock) of the Tracor Common Stock received by them pursuant to the Acquisition and the Plan of Liquidation within two years after the Acquisition and the Plan of Liquidation. See "-- Westmark Shareholders Custody Agreement." Satisfaction of the continuity of interest requirement, however, also depends in part on actions that may be taken by Westmark's shareholders either before or after the consummation of the Acquisition over which neither Westmark nor Tracor has any control. Accordingly, there can be no assurance that the continuity of interest requirement will be satisfied with respect to the Acquisition and the Plan of Liquidation.

     If the continuity of business enterprise requirement or the continuity of interest requirement (or any other requirement for Reorganization treatment under the Code) is not satisfied, the Acquisition and the Plan of Liquidation will not be treated as a Reorganization and material adverse tax consequences will result to Westmark and some or all of the Westmark shareholders.


     Tax Consequences to Westmark Shareholders. Subject to the discussion below related to certain tax consequences to holders of Qualifying Stock receiving payments pursuant to the letter agreement dated August 24, 1988, assuming the Acquisition and the Plan of Liquidation are treated as a Reorganization under the Code, the following federal income tax consequences, among others, generally will apply to Westmark's shareholders:


          (i) No gain or loss will be recognized by the holders of Westmark Common Stock with respect to the receipt of Tracor Common Stock in exchange for such Westmark Common Stock pursuant to the Acquisition and the Plan of Liquidation (except to the extent of any cash or other property received).

          (ii) The tax basis of the Tracor Common Stock received by each Westmark shareholder will be the same as the tax basis of the Westmark Common Stock exchanged, increased to the extent gain is recognized upon such exchange and decreased to the extent of cash or any other property received upon such exchange.

          (iii) The holding period of the Tracor Common Stock received by each Westmark shareholder will include the period for which the Westmark Common Stock was held, provided that such Westmark Common Stock was held as a capital asset at the Closing Date.

          (iv) A holder of shares of Westmark Common Stock who exercises dissenters' rights with respect to such shares and receives payment for such shares in cash generally will recognize capital gain or loss measured by the difference between the amount of cash received and such holder's basis in the Dissenting Shares (as defined below), provided that the shares are held as a capital asset at the Closing Date. However, different tax consequences, including treatment of the payment as the equivalent of a dividend distribution or the treatment of all or a portion of any such gain as ordinary income, could apply depending upon the shareholder's particular circumstances, such as whether the shareholder exercises dissenters' rights with respect to all or only a portion of the shareholder's Westmark Common Stock, whether the shareholder is deemed under applicable attribution rules to own Westmark Common Stock held by related parties and whether any of the shares with respect to which the shareholder exercises dissenters' rights were acquired pursuant to an incentive stock option within the meaning of
     Section 422 of the Code. Accordingly, Westmark shareholders should consult their tax advisors with respect to the income tax consequences of exercising dissenters' rights under their particular circumstances.

     Irrespective of the Reorganization status of the Acquisition and the Plan of Liquidation, a recipient of shares of Tracor Common Stock will recognize gain if and to the extent any such shares are considered to be received in exchange for services or property (other than Westmark Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain also will be recognized if and to the extent a Westmark shareholder is treated as receiving (directly or indirectly) consideration other than Tracor Common Stock in exchange for his or her Westmark Common Stock.

     If and to the extent a holder of Westmark Warrants receives cash and/or Tracor Exchange Warrants, such holder will recognize taxable gain or loss equal to the difference between such holder's basis in the Westmark Warrants and the cash and fair market value of the Tracor Exchange Warrants received.

     Tax Consequences to Tracor and Westmark. Assuming the Acquisition and the Plan of Liquidation are treated as a Reorganization under the Code, generally no gain or loss will be recognized by Westmark as a result of the Acquisition and the Plan of Liquidation. The Acquisition will not have any tax consequences for Tracor or Tracor stockholders.


     Tax Consequences to Holders of Qualifying Stock. As a result of the Acquisition and the Plan of Liquidation, holders of Qualifying Stock receiving payments pursuant to the letter agreement dated August 24, 1988, among Mason Best and former holders of Westmark Series A Preferred Stock, may recognize income or capital gain or loss as a result of such payment. Each holder of Qualifying Stock is strongly urged to consult his own tax advisor as to the federal income tax consequences of payments received in connection with holding Qualifying Stock to take into account each such holder's own particular circumstances.


     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX CONSEQUENCES WHICH MAY OCCUR AS A RESULT OF THE ACQUISITION AND THE PLAN OF LIQUIDATION. STOCKHOLDERS SHOULD THEREFORE CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL TAX CONSEQUENCES OF THE ACQUISITION AND THE PLAN OF LIQUIDATION, THE HOLDING AND DISPOSING OF TRACOR COMMON STOCK RECEIVED IN THE ACQUISITION AND THE PLAN OF LIQUIDATION, AND THE TAX CONSEQUENCES OF THE ACQUISITION AND THE PLAN OF LIQUIDATION ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER JURISDICTION.

                     THE TRACOR CHARTER AMENDMENT PROPOSAL
                         (PROPOSAL FOR TRACOR MEETING)

     The Tracor Board has recommended that, contingent upon the approval of the Tracor Share Issuance Proposal, the Certificate of Incorporation be amended in certain respects, as discussed below, and restated in its entirety. A copy of the Certificate of Incorporation, as it is proposed to be amended and restated, is attached hereto as Appendix F. The following summary of the proposed revisions does not purport to be complete and is qualified in its entirety by reference to Appendix F.

     Elimination of Provisions Relating to Class A Common Stock. The Certificate of Incorporation currently contains provisions relating to the Class A Common Stock, including the designation of such stock and statements of the powers, preferences and rights of such stock, and the qualifications, limitations and restrictions thereof. All of the outstanding Class A Common Stock is held by Westmark. Pursuant to the Acquisition Agreement, all of the Class A Common Stock will be repurchased by Tracor and cancelled. Because there will no longer be any shares of Class A Common Stock outstanding and such shares may not be reissued, the Tracor Board has determined that it is in the best interest of Tracor to eliminate the references to such class of stock from the Certificate of Incorporation.

     Election of Directors. The Certificate of Incorporation currently provides that the Tracor Board shall consist of six directors elected by the holders of Tracor Common Stock and one director elected by the holders of Class A Common Stock, and places certain limitations on changes in the number of directors. In accordance with the Certificate of Incorporation, upon the cancellation of the outstanding Class A Common Stock, the term of the Class A Director will terminate automatically and the number of directors constituting the Tracor Board will be reduced automatically by one. See "Description of Tracor Capital Stock -- Class A Common Stock." The Certificate of Incorporation currently provides that after no shares of Class A Common Stock remain outstanding, the number of directors constituting the Tracor Board may be increased or reduced as specified in the Bylaws. The Bylaws, as proposed to be amended pursuant to the Tracor Bylaws Amendment Proposal, provide that the number of directors may be increased or decreased from time to time by resolution of the Tracor Board.

     Additionally, the Certificate of Incorporation currently provides that each director shall serve until the next annual meeting following his or her election and until his or her successor has been elected and qualified. Because it is proposed to amend the Bylaws to provide for a classified board, this provision of the Certificate of Incorporation is proposed to be amended to state that each director shall serve until the expiration of his or her term and until his or her successor has been elected and qualified. See "The Tracor Bylaw Amendment Proposal."

     In the event the Tracor Share Issuance Proposal, along with the Tracor Charter Amendment Proposal, is not approved, the holders of Class A Common Stock will be entitled to elect one director. See "Election of Tracor
Directors -- Contingent Class A Nominee."

     Other Amendments. In connection with its bankruptcy proceedings in 1991, Tracor was required by Section 1123(a)(6) of the Bankruptcy Code of 1978, as amended, to include in the Certificate of Incorporation a prohibition against issuance of nonvoting equity securities. Because Tracor is no longer subject to the jurisdiction of the bankruptcy court, this provision can now be deleted from the Certificate of Incorporation. The Tracor Board has determined that it is in the best interest of the Company to delete this provision from the Certificate of Incorporation.

VOTE REQUIRED; RECOMMENDATION OF THE TRACOR BOARD

     Approval of the Tracor Charter Amendment Proposal requires the affirmative vote of the holders of a majority of the Tracor Common Stock and the Class A Common Stock, voting together as a single class, present or represented by proxy and entitled to vote thereon at the Tracor Meeting.

     THE TRACOR BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE TRACOR CHARTER AMENDMENT PROPOSAL.

                      THE TRACOR BYLAW AMENDMENT PROPOSAL
                         (PROPOSAL FOR TRACOR MEETING)

     The Tracor Board has recommended that the Bylaws be amended to provide for a classified board. A copy of the Bylaws, as proposed to be amended and restated, is attached hereto as Appendix G. The following summary of the proposed revisions does not purport to be complete and is qualified in its entirety by reference to Appendix G.

     Classified Board. Under the existing provisions of the Certificate of Incorporation and Bylaws, directors of the Company are elected annually for terms of one year. Subject to stockholder approval, the Tracor Board proposes to amend Article III, Section 2 of the Bylaws to provide for the classification of the Tracor Board into three classes of directors with staggered terms of office.

     The proposed amendment to classify the Tracor Board provides that the directors will be classified into three classes, as nearly equal in number as possible. If the proposed amendment is approved by the stockholders, the Tracor Board will be classified into three classes. In that event, each of the directors elected at the Tracor Meeting will continue to serve as a director, but the term of office for all such directors will no longer be one year. Instead, Class I directors will hold office until the 1997 annual meeting, Class II directors will hold office until the 1998 annual meeting, and Class III directors will hold office until the 1999 annual meeting, and, in each case, until their successors are elected and qualified, or until earlier resignation, retirement or removal. At each annual meeting, commencing with the 1997 annual meeting, directors elected to succeed those in the class whose terms expire will be elected for three-year terms so that the terms of one class of directors will expire each year. Thus, after 1996, stockholders will elect only one-third (or, if one of the classes has one more or one less director, approximately one-third) of the directors at each annual meeting. Each director will serve until a successor is elected and qualified, or until earlier resignation, retirement or removal. Vacancies, including vacancies created by an increase in the size of the Tracor Board, shall be filled by the affirmative vote of a majority of directors then in office.

     If the nominees for election to the Tracor Board at the Tracor Meeting are elected and the amendment to classify the Tracor Board is approved, then the directors will serve until the expiration of the respective terms indicated under the caption "Election of Tracor Directors." If any of the nominees are not elected at the Tracor Meeting, then the person elected instead will become a member of the class of which the nominee would have been a member had he been elected. If the proposal to classify the Tracor Board is not approved, all of the directors elected at the Tracor Meeting will serve for a one-year term to expire at the 1997 annual meeting.

     For certain biographical information regarding the nominees for election to the Tracor Board at the Tracor Meeting, see "Election of Tracor Directors."

     The Tracor Board believes that dividing the directors into three classes is advantageous to the Company and its stockholders. By providing that directors will serve three-year terms rather than one-year terms, the likelihood of continuity and stability in leadership and the policies formulated by the Tracor Board will be enhanced. While the Company has not experienced any problems with board continuity or stability in the past, it wishes to ensure that this experience will continue and believes that the staggered election of directors will promote continuity because only one-third of the directors will be subject to election each year.

     The proposed amendment to classify the Tracor Board may extend the time required to effect a change in control of the Tracor Board and may discourage hostile take-over bids for Tracor. Without a classified board, a change in control of the Tracor Board can be made by stockholders holding a majority of the outstanding shares of Tracor Common Stock at a single annual meeting. If Tracor implements a classified board, it may take at least two annual meetings for a majority of stockholders to effect a change in control of the Tracor Board, because only a minority of the directors will be elected at each annual meeting. However, the holders of a majority of the shares represented in person or by proxy at any annual or special meeting of stockholders and entitled to vote at an election of directors may remove any or all directors of the Company at any time for cause.

     This proposal is not the result of any attempt to accumulate Tracor's securities or to obtain control of Tracor by means of a merger, tender offer, solicitation in opposition to management or otherwise, and Tracor is not aware of any such effort.

     If the proposed amendment to classify the board is approved, then Article III, Section 2 of the Bylaws will be amended and any provisions of the Bylaws inconsistent with such amendment will be amended as appropriate.

     Other Changes to Bylaws. In addition to the Tracor Bylaw Amendment Proposal, the Tracor Board intends to make other changes to the Bylaws which do not require the approval of the holders of Tracor Common Stock. The Bylaws as proposed to be amended and restated contain a provision that, effective upon the issuance of shares of Tracor Common Stock pursuant to the terms of the Acquisition Agreement, the Tracor Board will automatically be increased by one director, who shall be a Class III Director serving until the 1999 annual meeting of stockholders, at which time such directorship shall automatically terminate, and that the Tracor Board will appoint Elvis L. Mason to the additional directorship. For biographical information relating to Mr. Mason, see "Election of Tracor Directors."

     The Bylaws currently contain provisions relating to the Class A Common Stock, including statements of the rights of such stock with respect to the election of directors and the calling of special meetings of stockholders. All of the outstanding Class A Common Stock is held by Westmark. Pursuant to the Acquisition Agreement, all of the Class A Common Stock will be repurchased by Tracor and cancelled. Because there will no longer be any shares of Class A Common Stock outstanding and such shares may not be reissued, the Tracor Board has determined that it is in the best interests of Tracor to eliminate the references to such class of stock from the Bylaws.

VOTE REQUIRED; RECOMMENDATION OF THE TRACOR BOARD

     Approval of the Tracor Bylaw Amendment Proposal requires the affirmative vote of the holders of a majority of the Tracor Common Stock and the Class A Common Stock, voting together as a single class, present or represented by proxy and entitled to vote thereon at the Tracor Meeting. Approval of the Tracor Bylaw Amendment Proposal and the appointment of Mr. Mason to a three-year term on the Tracor Board is a condition to Westmark's obligation to close the Acquisition.

     THE TRACOR BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE TRACOR BYLAW AMENDMENT PROPOSAL.

                          ELECTION OF TRACOR DIRECTORS
                         (PROPOSAL FOR TRACOR MEETING)

     Pursuant to the General Corporation Law of the State of Delaware, as implemented by the Certificate of Incorporation and Bylaws, all corporate powers are exercised by or under the direction of the Tracor Board, and the Company's business, property and affairs are managed by or under the direction of the Tracor Board.

     The Tracor Board has created committees with responsibility for audits, compensation, and ethical issues. Each director who is not an employee of Tracor or a subsidiary serves on one or more committees. See
"Tracor -- Management -- Committees of the Board."

NOMINEES FOR DIRECTOR

     The persons named below are nominees for director to serve until the expiration of their respective terms or until their successors shall have been elected and qualified. If the Tracor Bylaw Amendment Proposal is not passed, the directors elected at the Tracor meeting will serve until the next annual meeting of stockholders or until their successors shall have been elected and qualified. The nominees constitute the present Tracor Board.

     In the absence of instructions to the contrary, shares represented by the proxy will be voted and the proxies will vote for the election of all such nominees to the Tracor Board. If any of such persons is unable or unwilling to be a candidate for the office of director at the date of the Tracor Meeting, or any adjournment thereof, the proxies will vote for such substitute nominee as shall be designated by the proxies. The management has no reason to believe that any of such nominees will be unable or unwilling to serve if elected a director. Set forth below is certain information concerning the nominees which is based on data furnished by them.

                                                                                 SERVED AS
                                                                                 DIRECTOR    TERM TO
              NOMINEES FOR DIRECTOR                AGE    POSITION WITH TRACOR     SINCE     EXPIRE
- -------------------------------------------------  ---   ----------------------  ---------   -------
Elvis L. Mason*..................................  62    Director (Class A)         1991       1999
William E. Conway, Jr............................  46    Director                   1995       1997
Dr. Julian Davidson..............................  68    Director                   1991       1999
Anthony Grillo...................................  40    Director                   1991       1999
Bob Marbut.......................................  61    Director                   1991       1997
James B. Skaggs..................................  58    President, Director        1991       1998
Thomas P. Stafford...............................  65    Director                   1994       1998

- ---------------

* Contingent Class A Nominee

     For certain biographical information regarding the directors of Tracor and certain information regarding committees of the Tracor Board of Directors and director compensation, see "Tracor -- Management."

CONTINGENT CLASS A NOMINEE

     In the event that the Tracor Share Issuance Proposal, along with the Tracor Charter Amendment Proposal, is not approved at the Tracor Meeting, the Class A Common Stock will remain outstanding, the size of the Tracor Board will remain at seven, and the holders of the Class A Common Stock will be entitled to elect one director. Elvis L. Mason has been nominated for election as the Class A Director, contingent upon the failure of these proposals to be approved. For certain biographical information regarding Mr. Mason, see
"Tracor -- Management."

CERTAIN AGREEMENTS RELATING TO THE NOMINATION OF DIRECTORS

     In connection with the acquisition of GDE Systems, Inc. ("GDE"), Tracor entered into a Holders Agreement (herein so called) relating to the nomination of a director to the Tracor Board. The Holders Agreement permits Carlyle Group L.P. (the "Holder Representative") to designate a nominee for director of Tracor, which nominee must be reasonably satisfactory to the Tracor Board, to be voted on at each meeting of stockholders held for the purpose of electing such director. The Holder Representative may designate one nominee for director of Tracor so long as certain former stockholders of GDE hold in the aggregate at least 800,000 shares of Tracor Common Stock acquired in Tracor's acquisition of GDE.

     The holders of the Class A Common Stock, as a class, alone have the right to elect, remove and fill any vacancy with respect to the Class A Director. See "Description of Tracor Capital Stock -- Class A Common Stock." In compliance with the terms of the Certificate of Incorporation as presently in effect, upon the consummation of the Acquisition and the cancellation of the outstanding Class A Common Stock the term of the Class A Director shall terminate and the number of directors constituting the Tracor Board shall be reduced automatically by one. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason to fill the new directorship.

VOTE REQUIRED; RECOMMENDATION OF THE TRACOR BOARD

     To be elected a director, each nominee must receive a plurality of the votes of the shares of Tracor Common Stock present or represented by proxy at the Tracor Meeting and entitled to vote on the election of directors.

     THE TRACOR BOARD RECOMMENDS A VOTE FOR EACH OF THE NOMINEES.

                     APPROVAL OF AMENDMENT TO THE 1995 PLAN
                         (PROPOSAL FOR TRACOR MEETING)

     The Tracor Board has determined that it is in the best interest of the Company to amend the 1995 Plan as described below. The following description is intended only as a summary and is qualified in its entirety by reference to the 1995 Plan, as amended, a copy of which is attached hereto as Appendix I.

PURPOSE OF THE 1995 PLAN

     The 1995 Plan is designed to provide key employees with an added incentive, to attract and to retain employees of outstanding competence, and to further the identity of their interest with those of the stockholders. Under the 1995 Plan, a maximum of 1,000,000 shares of Tracor Common Stock are to be made available for purchase by executive and other key employees of Tracor through the exercise of stock options, which may be accompanied by stock appreciation rights (collectively, "Options"). Additionally, shares of Tracor Common Stock, which are restricted ("Grants"), may be awarded to such persons, and rights to acquire shares of Tracor Common Stock ("Stock Rights") or units ("Unit Rights" and, together with Stock Rights, "Rights"), which are restricted, as provided in the 1995 Plan, may be granted to such persons.

SHARES SUBJECT TO THE 1995 PLAN

     The 1995 Plan provides for the issuance of a maximum of 1,000,000 shares of Tracor Common Stock. As of January 26, 1996, Options to purchase 487,500 shares of Tracor Common Stock had been granted under the 1995 Plan, leaving 512,500 shares available for option grants. Should any Option granted under the 1995 Plan expire or be canceled prior to its exercise in full, shares already subject to such Options may again be subject to an Option under the 1995 Plan. However, shares surrendered to the Company upon the exercise of an Incentive Stock Option and shares subject to an Incentive Stock Option surrendered upon the exercise of a Right will not be available for subsequent award of additional Options.

     Under the 1995 Plan, in the event of any stock split, stock division, combination of shares, or other capital reorganization or capital reclassification of the Company, the Tracor Board may make appropriate adjustments in the number or class of shares of stock subject to an Option or the Option price per share, or both, or to the number or class of shares available as to any Rights or Grants as it shall, in its judgment, deem appropriate in order to preserve to the awardee Rights substantially proportionate to the Rights existing prior to such events.

PARTICIPANTS UNDER THE 1995 PLAN; ELIGIBILITY

     Options, Grants or Rights may be granted only to key executive, administrative, professional, or technical employees of Tracor or any of its present or future subsidiaries. At March 31, 1996, 15 executive officers and 43 key employees were eligible to participate and were participating in the 1995 Plan.

     There is no limitation under the 1995 Plan as to the number of Options, Grants or Rights that may be awarded to any eligible participant, but no Incentive Stock Option may be granted to a person ineligible under the Code to receive an Incentive Stock Option because of ownership of 10% or more of the total voting power of the Company's equity securities. The Company cannot now determine the number of Options, Grants or Rights to be received by all current executive officers as a group and all other key employees as a group subsequent to the approval of the amendment.

ADMINISTRATION OF THE 1995 PLAN

     The 1995 Plan provides that the Compensation/Stock Option Committee of the Tracor Board (the "Committee") will administer the 1995 Plan and make awards thereunder. The Committee is comprised of not less than two members of the Tracor Board, who serve at the request of the Board. Each member of the Committee must be a "disinterested person" as defined by Rule 16b-3 under the Exchange Act, which means no member is eligible to receive stock Options, Grants or Rights under the 1995 Plan while serving on the

Committee or within one year prior to serving thereon, other than Options, Grants or Rights received pursuant to a formula contained in the 1995 Plan.

AWARDS UNDER THE 1995 PLAN

     Options. Each Option granted under the 1995 Plan is evidenced by a written agreement. Options granted under the 1995 Plan may constitute either "Incentive Stock Options," as provided in Section 422 of the Code or Options which do not constitute Incentive Options ("Non-Qualified Options"). An Option granted under the 1995 Plan may be either an Incentive Stock Option or a Non-Qualified Option that is not so specified in the respective Option agreement relating thereto. Each Incentive Stock Option is subject to the following requirements: (1) the exercise price may not be less than the fair market value of the Tracor Common Stock on the date of grant; (2) it is non-assignable and nontransferable except in the case of death; (3) it may not be exercised within six months of the date of grant; and (4) it will terminate not later than 10 years from the date of grant. The 1995 Plan imposes no maximum limit on the amount of Options which may be exercised in any one year. The aggregate fair market value of the Tracor Common Stock covered by the Incentive Stock Options granted to any optionee in any given year in which they first become exercisable may not exceed $100,000. The provisions of Non-Qualified Options granted under the 1995 Plan are essentially the same as those of Incentive Options, except that there is no limit on the aggregate fair market value granted to any optionee in any given year, and except that the exercise price may be any price determined by the Committee. To date, all Non-Qualified Options have been granted at the fair market value of the Tracor Common Stock on the date of grant.

     Each optionee desiring to exercise an Option must do so by so notifying Tracor. This notice must be accompanied by payment in full for the shares so purchased, by tender of cash, check, or, if permitted by the Committee, by the surrender of outstanding awards under the 1995 Plan, or that number of shares of Tracor Common Stock having an aggregate market value equal to the purchase price, or any combination of the foregoing, plus, if applicable, payment of the amount of income tax due under Section 3402(a) of the Code (relating to the receipt of income upon the exercise of Non-Qualified Options). The Committee may permit such amount to be paid by shares of Tracor Common Stock previously owned by the employee or a portion of the shares of Tracor Common Stock that otherwise would be distributed to such employee upon exercise of the Option, or a combination of cash and shares of Tracor Common Stock.

     Stock Appreciation Rights. Stock Appreciation Rights ("SARs") may be awarded in connection with an Option either at the time the Option is granted or thereafter at anytime prior to its exercise, transfer or expiration ("Tandem SAR") or separately ("Freestanding Right"). Tandem SARs are subject to the same terms and conditions as the related Options. No SAR is exercisable by a Tracor officer (as defined in the 1995 Plan) within six months from the date of award (and then, in regard to a Tandem SAR, only to the extent that the related Option is exercisable) or, if the exercise price of the SAR is not fixed on the date of the award, within six months from the date when the exercise price is so fixed, and in any case only when the Tracor officer's election to receive cash in full or partial satisfaction of the SAR, as well as the Tracor officer's exercise of the SAR for cash, is made during a quarterly window period (as defined in the 1995 Plan). Exercises outside a window period may occur under certain conditions.

     The exercise price per share specified in a SAR shall be as determined by the Committee, provided that, in the case of a Tandem SAR, such price shall be not less than fair market value of the common stock subject to the related Option on the date of grant.

     A SAR shall entitle the employee upon exercise in accordance with its terms (subject, in the case of a Tandem SAR, to surrender unexercised the related Option or any portion or portions thereof which the employee from time to time determines to surrender for this purpose) to receive a payment having an aggregate value equal to the product of (A) the excess of (i) the fair market value on the exercise date of one share of Tracor Common Stock over (ii) the exercise price per share, in the case of a Tandem SAR, or the price per share specified in the terms of the SAR, in the case of Freestanding Right, multiplied by (B) the number of shares with respect to which the SAR shall have been exercised.

     Payment upon the exercise of a SAR may be made in the form of all cash, all shares of Tracor Common Stock, or a combination thereof, as elected by the employee, subject (where the employee is a Tracor officer) to certain restrictions provided by the 1995 Plan.

     Rights. At the time a Right is awarded, the Committee establishes a period of time (the "Restricted Period") applicable to such award. Each Right may have a different Restricted Period. The Committee may, at the time an award is made, prescribe conditions for the incremental lapse of restrictions during the Restricted Period and for the lapse or termination of restrictions upon the satisfaction of other conditions in addition to or other than the expiration of the Restricted Period with respect to all or any portion of the Right. At the time of award, a stock certificate representing the number of shares awarded is registered in the name of the employee and is held in the custody of the Company. A recipient of a Stock Right shall generally have the rights and privileges of a stockholder as to such shares, including the right to vote such shares, except that none of the shares may be sold or transferred during the Restricted Period. Upon expiration or termination of the Restricted Period, the restrictions applicable to the shares lapse, and a stock certificate for the number of shares with respect to which restrictions have lapsed is delivered to the employee or the employee's beneficiary or estate, as the case may be.

     In the case of a Unit Right, no shares of Tracor Common Stock are issued at the time the award is made. Upon expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee, the Corporation delivers to the employee or the employee's beneficiary or estate, as the case may be, one share of Tracor Common Stock for each Unit Right with respect to which the restrictions have lapsed.

     The Committee may elect to pay cash or part cash and part Tracor Common Stock in lieu of delivering only Tracor Common Stock for such Unit Rights (equal to the fair market value of the Tracor Common Stock at the end of the Restricted Period).

     No payment is required from the employee upon the award of any Rights or the delivery of Tracor Common Stock or the payment of cash in respect of such Rights, except that any amount necessary to satisfy applicable federal, state, or local tax requirements shall be withheld or paid promptly upon notification of the amount due. The Committee may permit such amount to be paid in shares of Tracor Common Stock previously owned by the employee, or a portion of the shares of Tracor Common Stock that otherwise would be distributed to such employee in respect of such Right or a combination of cash and shares of Tracor Common Stock.

     In addition, the Committee may, upon the expiration of the Restricted Period in regard to a Right, award cash compensation to the employee for the purpose of aiding the employee in the payment of any and all federal, state, and local income taxes payable as a result of such expiration.

ELIGIBLE RETIREMENT, DEATH OR TOTAL DISABILITY; CHANGE IN CONTROL

     If any employee to whom an Option, Right, or Grant has been awarded under the 1995 Plan shall die or suffer total disability, if an employee terminates employment pursuant to an eligible retirement, or if a Change in Control (as defined in the 1995 Plan) should occur, such Option or Right may be exercised, or such Grant shall be deemed to be vested, whether or not the employee was otherwise entitled at such time to exercise such Option or Right or be treated as vested in such Grant.

TERMINATION AND AMENDMENT

     The 1995 Plan will terminate on April 25, 2005, after which date awards may no longer be made thereunder. The Tracor Board may amend or modify the 1995 Plan at any time, but if any such amendment requires stockholder approval in order to meet the requirements of the then applicable rules under Section 16(b) of the Exchange Act, as amended, then such amendment may not be effected without obtaining such approval. The Tracor Board may terminate the 1995 Plan, but any such termination shall not affect any Option or Right already granted.

TAX CONSEQUENCES ON GRANT OR EXERCISE OF OPTIONS

     An employee realizes no income at the time an Incentive Option or Non-Qualified Option is granted. If and when a Non-Qualified Option is exercised, the employee will be deemed to receive taxable ordinary income equal to the excess, if any, of the fair market value of the stock acquired on the date of exercise over the Option price thereof. Upon such exercise, Tracor will obtain a corresponding income tax deduction in the same amount. Upon the exercise of an Incentive Stock Option, an optionee will not be deemed to receive any income, and Tracor will receive no corresponding income tax deduction. The difference in the market value of the stock, on the date of exercise, and the exercise price of an Incentive Option is a tax preference item to the employee for income tax purposes. Thereafter, taxation of the employee's ownership or sale of the stock will be similar to that of any other investor in the capital stock of Tracor, unless the sale of stock occurs within the two-year period following the date of grant or the one-year period following the date of exercise. In that event, the portion of the gain, if any, which equals the difference between the fair market value of the stock on the date the Incentive Option is exercised and the exercise price will be taxed as ordinary income to the employee in the year of disposition and Tracor will obtain a corresponding deduction in the same amount.

     The Plan is not qualified under Section 401(a) of the Code.

PROPOSED AMENDMENTS

     The employment and retention of qualified outside directors is in the best interest of the Company. All directors currently are compensated for their services as directors through an annual fee for their services and an additional fee for attendance at meetings. It is the opinion of the Tracor Board that an additional form of compensation, which will relate to the stock performance of the Company, would be advantageous to the Company and its stockholders. At the present time, directors not otherwise employed by the Company ("Outside Directors") are not eligible to participate in either the 1991 Plan or the 1995 Plan. (Although the then serving Outside Directors were made a onetime grant of 4,000 restricted shares of common stock under the 1991 Plan, some of the currently serving Outside Directors did not participate in that distribution and the program is not ongoing.)

     The proposed amendment will amend the 1995 Plan to provide each Outside Director an annual grant of 1,000 restricted shares of Tracor Common Stock and 2,000 options to acquire shares of Tracor Common Stock. The exercise price of the options will be the closing market price on the date of grant. The grants will have restrictions on the shares applicable for six months from the grant date and generally would prevent the director from selling or assigning the stock during that period. The options will not be exercisable for a period of six (6) months from the date of the grant, or for a longer period if so decided by the Committee, and the shares issuable upon the exercise will be subject to the same restrictions on resale as are imposed upon other options under the 1995 Plan. If an Outside Director resigns or is removed as a director during the six month period following the grant of restricted shares, such shares of stock would be forfeited. Other restrictions regarding options and grants to Outside Directors are set forth in the 1995 Plan which is attached to this Proxy Statement as Appendix I. Each award is subject to the requirement that there be sufficient unreserved shares of stock authorized under the 1995 Plan. If approved, immediate awards of 1,000 restricted shares and 2,000 options will be made to Messrs. Mason, Conway, Davidson, Grillo, Marbut and Stafford, effective on the date of approval. Each director serving on January 1 of each year would be entitled to an award of 1,000 restricted shares and 2,000 options.

     The following table sets forth the benefits that will be received by each Outside Director under the 1995 Plan, as amended.

                            BENEFITS UNDER 1995 PLAN

                                      RESTRICTED SHARES                 OPTIONS
                                --------------------------    --------------------------
                                                    NO. OF                        NO. OF
         NAME                    DOLLAR VALUE(1)    SHARES     DOLLAR VALUE(2)    UNITS
- ------------------------------  ---------------     ------     ---------------    ------
Elvis L. Mason................      $15,380         1,000          $ 0            2,000
William E. Conway.............       15,380         1,000            0            2,000
Dr. Julian Davidson...........       15,380         1,000            0            2,000
Anthony Grillo................       15,380         1,000            0            2,000
Bob Marbut....................       15,380         1,000            0            2,000
Thomas Stafford...............       15,380         1,000            0            2,000

- ---------------

(1) The value shown with respect to restricted shares is based on the closing price of the Tracor Common Stock on the Nasdaq National Market as of January 24, 1996 ($15.38) times the number of shares granted and does not reflect any discount for restrictions on marketability resulting from the restricted status of the shares.
(2) The options will be granted effective as of the date of approval of the amendment to the 1995 Plan with an exercise price equal to the closing market price on the date of grant.

VOTE REQUIRED; RECOMMENDATION OF THE TRACOR BOARD

     Approval of the amendment to the 1995 Plan requires the affirmative vote of the holders of a majority of the Tracor Common Stock and the Class A Common Stock, voting together as a single class, present or represented by proxy and entitled to vote thereon at the Tracor Meeting.

     THE TRACOR BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE 1995 PLAN.

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
                         (PROPOSAL FOR TRACOR MEETING)

     The Tracor Board desires to obtain stockholders' ratification of the Board's action in appointing Ernst & Young LLP, Certified Public Accountants, 700 Lavaca, Suite 1400, Austin, Texas 78701, as independent auditors of Tracor and its subsidiaries for 1996.

     Ernst & Young LLP has been serving as the independent accountants of Tracor and its subsidiaries (including its predecessor) since 1967. It has no direct financial or material indirect financial interest in Tracor or any of its subsidiaries and, during the past three years, has had no connection therewith in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

     Representatives of Ernst & Young LLP are expected to be present at the Tracor Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

VOTE REQUIRED; RECOMMENDATION OF THE TRACOR BOARD

     Ratification of the appointment of Ernst & Young LLP as independent auditors requires the affirmative vote of the holders of a majority of the Tracor Common Stock and the Class A Common Stock, voting together as a single class, present or represented by proxy and entitled to vote thereon at the Tracor Meeting.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP.

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

                                     TRACOR

BUSINESS

GENERAL

     Tracor provides a variety of sophisticated electronic products, systems and services for the DOD, other U.S. government agencies, foreign governments and commercial customers. The Company's business units operate primarily in the U.S. and foreign defense electronics markets and have developed recognized proficiency in designing, developing, producing and supporting high-priority defense systems. The Company's products and services enable defense customers to enhance the operational performance and readiness of existing systems and platforms, as well as extend their useful lives and survivability.

INDUSTRY OVERVIEW

     Beginning in the mid-1980s, the U.S. defense industry in general was negatively impacted by the perceived reduction of threats from the former Soviet Union and eastern European countries and, more recently, by competing demands upon the federal budget. This has resulted in a U.S. defense budget that has decreased in real dollars, adjusted for inflation, since the mid-1980s. For many defense contractors, the defense budget decrease and the related DOD procurement strategies have resulted in program cancellations, scope reductions, delays in contract funding or awards and significant predatory pricing pressures associated with increased competition and reduced funding. The defense budget has begun to stabilize and, for the first time in many years, has increased in 1996, excluding inflation.

     The U.S. defense budget may generally be divided into four major areas: military personnel, operations and maintenance, procurement and research and development. The Company's activities are primarily funded by the operations and maintenance segment. Defense operations and maintenance relates primarily to systems, products and services which support the readiness, improved performance and increased life expectancy of existing platforms, weapons systems and military forces. Despite the sharp overall decline in the defense budget, the operations and maintenance segment has declined less sharply, as existing weapons platforms are upgraded and maintained to provide a cost-effective means of supporting a smaller military force. As a result, the operations and maintenance segment has become the largest segment of the DOD budget. Management estimates the current DOD operations and maintenance market to be approximately $92 billion per year, or approximately one-third of the U.S. defense budget. Defense procurement relates primarily to the development, production and acquisition of weapons platforms such as aircraft, land vehicles and naval vessels. Until the last few years, the procurement budget was the largest segment of the DOD budget. Over the past decade, the declining U.S. defense budget has resulted in a significant decrease in the military procurement budget as new generation weapons platforms (aircraft, ships, submarines, etc.) have been cancelled or delayed. DOD budget priorities over the next several years are likely to emphasize the readiness (operations and maintenance) of a smaller force structure and extending the lives of existing weapons platforms by incrementally upgrading their capabilities, while at the same time, the procurement portion is expected to experience a modest increase. Management believes Tracor is also well positioned to benefit from this procurement upturn.

     Declining defense budgets and increasing pressures for cost reductions have precipitated a major consolidation in the defense industry. The Company believes large diversified companies are likely to continue to make the decision to divest non-strategic defense assets, as uncompetitive cost structures and lack of critical mass and long-term commitment to the industry put them at a relative competitive disadvantage. In addition, smaller, independent businesses may find it more difficult to compete effectively in the changing defense environment and may become available for acquisition. The Company believes this industry condition will continue for the next several years and that businesses and product lines will become available for acquisition on acceptable financial terms.

COMPANY STRATEGY

     The Company's strategy in the evolving defense market consists of three key elements: (i) protect and strengthen core businesses; (ii) expand and diversify into new markets complementary to current operations,

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

and (iii) make strategic acquisitions of well-positioned companies which complement the existing business strategy. Key elements in support of this strategy are continued high-quality performance and continued improvements in efficiency to remain highly competitive.

     Protect and Strengthen Core Businesses. The Company's strategy for protecting and strengthening its core businesses is comprised of a number of key elements.

          Support high-priority programs. The foundations for Tracor's core businesses are high-priority, long-term, stable programs in which Tracor has performed for many years. Many of Tracor's systems, products and services support key weapons platforms and systems which are planned to play continuing important roles in the U.S. defense strategy. These platforms include the AEGIS cruisers and destroyers, the Trident submarines, the Tomahawk missile and key aircraft including the F-16, F/A-18, C-17, C-130, B-1, B-2 and most helicopters. In addition, Tracor has been a long-term incumbent contractor in producing a large percentage of the nation's full-scale target drones, in producing a variety of range instrumentation systems for more than 20 years, in supplying high-quality image exploitation and mission planning systems and in providing important information systems expertise to a number of customers including national intelligence agencies.

          Tracor's strategy is to continue its excellent performance record in its core business areas by supplying high-quality products, systems and services at competitive prices. Because of the Company's long-term established presence, experience and knowledge, quality performance and cost competitiveness, management believes the Company is well positioned to continue to support these stable, high-priority DOD programs.

          Maintain the readiness of existing forces. The Company will continue to compete for contracts to provide products, systems and services which are suited to supporting the readiness of the military force, a major thrust of the DOD's current defense strategy. A substantial portion of the Company's operations are focused on extending the useful lives of existing weapons systems through upgrades and modifications rather than the procurement of costly new systems and providing a wide range of capabilities which enhance the combat effectiveness and readiness of military personnel and equipment.

          Enhance survivability of weapons platforms and crews. The Company's electronic warfare systems enhance the survivability of weapons platforms and related personnel at a relatively low cost. Management expects demand for these products to remain strong as customers seek effective, cost-efficient means for protecting crews and high-value assets.

     Expand and Diversify Into New Markets. The Company is experiencing success in transferring its core technologies and competencies to new customers and markets. This expansion of core businesses and diversification to new businesses generally requires several years of planning, development and marketing. The Company's diversification and expansion efforts have focused on the following areas:

          Nondefense U.S. Government. The Company has established an important presence in the U.S. Government nondefense market. Its information systems specialists are providing advanced information systems capabilities to an expanding set of U.S. intelligence customers. In 1993 and 1995, the Company was awarded contracts from the Federal Aviation Administration (the "FAA") to perform system engineering and integration for its new radar systems. The Company has also received contracts from NASA.

          International. The Company sells a wide range of products and services to numerous friendly foreign governments. Products sold internationally include countermeasures systems and expendables, radar and electronic tracking systems, target drones, imagery systems and automatic test equipment for F-16 aircraft acquired by foreign governments. In addition, Tracor's aircraft avionics test equipment business was expanded in 1995 with the win of a test equipment program for the new Japanese fighter. International business accounted for 10% of total 1995 revenues.

          New DOD Business. Tracor is constantly evaluating its technology to identify areas of potential new business within the DOD. During 1995, the Company won contracts with a total value of more than

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

     $270 million including unexercised options that represent new DOD business. Examples include a program in support of the U.S. Army's battlefield digitization initiatives, a new flare development program and a program to develop a minefield breaching system. Tracor also won a key contract to upgrade an important Defense Mapping Agency system and a contract from the Naval Air Warfare Center to provide design engineering and software services for a variety of defense systems.

          Commercial. The Company has developed a number of commercial applications of its technology in areas as diverse as automotive laser detectors, artificial heart valve testing, digital photogrammetry, materials used in direct broadcast television antenna and laser transmitters for fiber optics communications. In addition, the Company has several contracts for applying a range of sophisticated information systems capabilities to commercial and state government customers.

     Acquire Complementary Businesses. The Company's acquisition strategy is a key component of its overall business strategy. Tracor management believes the continuing consolidation within the defense industry will result in additional opportunities for the Company to achieve selected acquisitions.

          Vitro Acquisition. On August 25, 1993, Tracor purchased all of the outstanding common stock of Vitro Corporation, including its wholly owned subsidiaries (individually and collectively referred to herein as "Vitro"), a provider of high-technology systems engineering and integration, software engineering, and various other services, from The Penn Central Corporation for approximately $92 million. Tracor financed the Vitro acquisition and refinanced existing indebtedness through the issuance of $105 million of Senior Subordinated Notes and a new $78 million credit facility. As a result of the Vitro acquisition, the Company is one of the major providers of systems and software engineering support to the Navy and is one of the few companies capable of providing the Navy with the expertise necessary for its most technologically advanced communications and guided missile systems, including those for the AEGIS cruisers and destroyers and the submarine ballistic missile programs. Vitro also strengthened Tracor's position with key nondefense U.S. government customers such as national intelligence organizations and the FAA.

          GDE Acquisition. On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE Holdings, Inc., including its wholly owned subsidiaries (individually and collectively referred to herein as "GDE"), which has a major presence in the application of advanced digital imagery technology to key DOD and intelligence systems and programs, from its shareholders for approximately $102 million, including the effect of a post-closing amendment to the acquisition that was finalized in March 1995. Tracor financed the GDE acquisition by borrowing $55 million in additional term loans under its amended and restated credit agreement, issuing approximately $10.9 million of Series A Notes, issuing 1,928,050 shares of Common Stock and using approximately $19.9 million of the Company's cash on hand. As a result of the GDE acquisition, the Company has strengthened its position as a provider of products and services to both the DOD and non-DOD intelligence communities. GDE produces advanced digital technology products for imagery information systems, mission planning and automatic ground test equipment.

          AEL Acquisition. On February 22, 1996, Tracor purchased all of the approximately 4.1 million common shares of AEL Industries, Inc. ("AEL"). AEL designs and manufactures sophisticated countermeasures, simulation and radar-warning receiver systems, installs and integrates electronic avionics equipment in military and commercial aircraft and provides state-of-the-art antenna, microwave and integrated circuit components. The consideration paid to AEL shareholders was approximately $99 million cash for the common shares. AEL's long-term indebtedness prior to the acquisition totaled approximately $20 million, of which approximately $10 million was retired and approximately $10 million was assumed by Tracor. The financing of the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility and from cash on hand.

          Cost Reductions. Historically, Tracor has identified substantial cost savings following the integration of acquired businesses. Since the acquisition of Vitro and GDE, significant cost savings have been realized resulting from the consolidation of facilities, staff reductions, process improvements and elimination of other duplicative costs. A substantial portion of these annualized cost reductions are shared

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

     with customers in the form of reduced rates on cost-reimbursement type contracts. These efficiencies have enhanced the Company's profit and cost competitiveness in bidding on new contracts and recompetes of existing contracts. While the integration of the operations of AEL has just begun, and there can be no assurances as to the magnitude of cost reductions, management has already taken many cost reduction actions and believes it will result in significant cost reductions when that process is complete.

CORE BUSINESSES

     The Company's core businesses are primarily in the U.S. and international defense electronics markets. Approximately 70% of Tracor's DOD business is funded by the operations and maintenance segment of the defense budget which supports the operational readiness, effectiveness and the survivability, upgrading and long-term viability of DOD defense systems. The many agencies of the Navy are Tracor's largest customers within the operations and maintenance budget segment. The major electronic products, systems and services comprising the Company's core businesses are described below and the approximate pro forma revenue and percentage of total pro forma revenue for 1995 and the approximate historical revenue and percentage of total revenue for 1995, 1994, 1993 and 1992 represented by each are as follows:

                          1995 PRO
                          FORMA(A)            1995               1994                 1993               1992
                       --------------    --------------    -----------------    ----------------    --------------
                                                             (IN THOUSANDS)
Weapons and Combat
  Systems Integration
  and Support........  $293,040    29%   $293,040    33%   $317,661       46%   $158,988(c)   39%   $ 78,173    30%
Electronic Warfare
  Systems............   196,974    20     102,626    12      98,981       14      96,968      24      88,819    34
Weapons Testing
  Systems and
  Support............   143,414    14     126,572    14     123,210       18      68,803(c)   17      29,171    11
Communications
  Systems............    81,934     8      81,934     9      76,698       11      67,817      16      65,672    25
Intelligence
  Information
  Systems............    58,139     6      58,139     7      50,362        7      14,919(c)    4
Imagery and
  Information
  Systems............    66,210     7      66,210     7       7,667(b)     1
Mission Planning
  Systems............    78,265     8      78,265     9      12,241(b)     2
Automatic Test
  Systems............    80,134     8      80,134     9       7,217(b)     1
                       --------   ---    --------   ---    --------      ---    --------     ---    --------   ---
Tracor Net Revenue...  $998,110   100%   $886,920   100%   $694,037      100%   $407,495     100%   $261,835   100%
                       ========   ===    ========   ===    ========      ===    ========     ===    ========  ====

- ---------------

(a) Assumes acquisition of AEL as of January 1, 1995.
(b) Reflects approximately 6 weeks of GDE revenue in 1994.
(c) Reflects approximately 4 months of Vitro revenue in 1993.

     Weapons and Combat Systems Integration and Support. The Company provides systems engineering and integration, software engineering and management and technical capabilities for the operation, testing, maintenance, upgrade, protection and extension of the lives of high-priority weapons and combat systems including:

          Submarine Ballistic Missile Weapon Systems. The Company has been the systems integration contractor for submarine ballistic missile programs since the mid-1950s. Tracor's role includes systems engineering, testing, data analysis and logistics for the Polaris, Poseidon and TRIDENT weapon systems. As the weapon systems integration contractor for the United States and United Kingdom TRIDENT II system, Tracor ensures the major subsystems, including missile, launcher, navigation and fire control, are fully integrated and tested to perform as specified.

          Navy Surface Combatant Systems. Tracor is the systems engineering and integration contractor for shipboard anti-air warfare guided missile systems such as the Terrier New Threat Upgrade, Tartar,

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

     AEGIS, NATO Seasparrow and Tomahawk. Systems engineering has been performed by the Company for every guided missile system installed on Navy ships since World War II. The Company develops software for track control of the Tomahawk missile and performs combat systems integration for the Tartar system. Tracor also operates a remotely controlled quarter-scale submarine used to test and evaluate various submarine component designs.

          Anti-Submarine Warfare Systems. The Company has provided engineering, software and testing capabilities for the Navy's anti-submarine warfare ("ASW") systems since 1948. Complex systems engineering and integration are provided for development, operation, quality control and life cycle maintenance of the newest ASW systems. The Company performs software engineering and systems integration for surface ship sonars; tests ASW weapons and combat systems; develops acoustic signal processing software and test instrumentation and conducts research and development in ASW sonar systems and related oceanography. The Company also provides project management, engineering and system assessment and evaluation for both the Navy's lightweight and heavyweight torpedo programs.

          Navy Aircraft. Tracor's systems engineering expertise is being utilized with a new Navy customer to provide support for the Navy's fighter and attack aircraft, helicopters, maritime patrol/reconnaissance planes and weapons avionics systems. In this area, the Company is developing software to support the common airborne instrumentation system, which is the DOD's standard test and evaluation data collection system. Tracor won a new design engineering and software contract in 1995, supporting the entire acquisition life cycle of various Navy avionics and electronic systems.

     Electronic Warfare Systems. Tracor designed, and is currently the only manufacturer of, the most advanced and widely used countermeasures dispenser systems in the U.S. and is a major supplier of expendables, which create false targets for hostile radar-guided and heat-seeking missiles to protect aircraft, land vehicles, naval vessels and personnel. The acquisition of AEL greatly expanded the Company's electronic warfare capabilities. Tracor's primary products in this market include:

          Countermeasures Dispensers. The Company has a long history of developing and producing aircraft countermeasures dispenser systems. Tracor has developed and manufactured several generations of these systems during the past 30 years, including the newest system, the AN/ALE-47. Tracor is the sole producer of the AN/ALE-47 which is an advanced, automatic and integrated dispenser system for use on board Air Force, Navy and Army tactical and transport aircraft and helicopters, as well as aircraft of other governments. The Company's systems dispense chaff and flares as decoys against hostile missiles. These systems are also designed to dispense certain active radio-frequency decoys to counter advanced anti-aircraft threats.

          Countermeasures Expendables. Tracor develops and manufactures chaff and flare decoys, which are ejected from countermeasures dispenser systems and provide protection for aircraft, ships and personnel when operating in a missile threat environment. In 1995, Tracor acquired the chaff manufacturing business of its only U.S. chaff-producing competitor, the Lundy Division of TransTechnology Corporation. The Company is the leading developer of infrared flares in the U.S. and won a program in 1995 to develop next-generation flare expendables which decoy infrared-seeking missiles incorporating the latest counter-countermeasures features.

          Mine Neutralization and Detection Systems. The Company is developing an Explosive Standoff Minefield Breacher (ESMB) system prototype for the Army and Marine Corps. The prototype features a Tracor-designed rocket-deployed net which expands to detonate and neutralize a large area of surface or buried mines, clearing the way for rapid, safe vehicle and personnel passage. In support of this area, the Company acquired the shaped-charge munitions business unit of The Titan Corporation in 1995, which provides the explosive shaped-charges used in the ESMB system and in smaller systems for inactivating mines. Tracor is also under contract to develop hand-held and vehicular platform mounted mine detection systems which illuminate the ground with electromagnetic energy to measure field disturbances, determining mine presence and location. In addition, Tracor personnel have created products which work with standard ship navigation devices and use sonar to identify the presence of mines at sea.

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

          Communications and Electronic Countermeasures. Through its recent acquisition of AEL, the Company continues its long and extensive experience in the development and fielding of electronic countermeasures systems. The TACJAM-A system provides the DOD with a common, modular, multiplatform communication electronic attack capability into the 21st century. AEL's Band 1, Band 2 and Band 9/10 transmitters are key components of the jamming capability on the Navy's EA-6B and the Air Force's EF-111A tactical countermeasures aircraft. Their reliability and effectiveness have been dramatically demonstrated in operational service.

          Radar Warning Systems. Tracor's systems seek, identify and counter radar systems across the spectrum of frequency and application. The Company's integrated front-end technology provides expanded frequency coverage, improved direction finding accuracy and dual polarization detection for Radar Warning Receivers (RWR) and Electronic Warfare Support Measures (ESM) systems, which detect, identify and locate hostile radar and communication transmitters.

          Head-up Displays. The ANVIS Head-up Display provides a high-resolution, programmable display of critical flight data to the pilot through night vision goggles, allowing the pilot to concentrate on the outside environment while maintaining cognizance of the flight instruments. The system is being installed in the Army UH-60A/L Blackhawk and the CH-47D Chinook; the Marine Corps UH-1N Huey, CH-46E Sea Knight, KC-130T Hercules and the CH-53E Sea King; and the Navy HH-60H Seahawk. It is planned for installation in the UH-1H/V Huey, OH-58A/C Kiowa Warrior and the AH-1F Cobra.

     Weapons Testing Support. The DOD is committed to sustaining the readiness of weapons and adapting current weapons to counter future threats. Tracor manufactures products for testing and evaluating weapons systems and supports weapons testing operations to achieve these objectives. The Company's work in this area includes:

          Drones. The Company has been a major producer of target drones for the DOD for more than 25 years and is the sole provider of the current drone (the QF-4) for the U.S. Armed Forces. The Company designs, manufactures and modifies retired military aircraft into full-scale drones for use as targets in weapons system testing and evaluation and personnel training. Tracor also won a contract to produce sub-scale target drones with options through the year 2000, making the Company the largest target drone supplier for the DOD. The Company also performs major upgrades and modifications for military and commercial aircraft, including electronics installation and systems integration.

          Range Operations and Instrumentation. For more than 21 years, Tracor has been a worldwide supplier of precision tracking radars, optical tracking systems, radar-threat simulators and range instrumentation control systems. This diverse array of capabilities for weapons systems test ranges includes logistics support, on-site depot level maintenance, repair of components and engineering design and fabrication. For more than 40 years, the Company has performed operations and maintenance on high-technology equipment and has supplied logistics and engineering support for research and development programs for more than 146 radar systems at 28 test ranges.

          Flight Testing and Training. Tracor performs a variety of flight testing using both military and civilian aircraft. The Company uses its tactical aircraft, equipped to launch guided and unguided weapons, to test and evaluate weapons systems and tows targets for U.S. and foreign tactical air forces to support air-to-air combat training. The Company's pilots also fly aircraft for training naval aviation navigators.

          Electronic Warfare Simulators. Tracor designs, develops and certifies a variety of airborne radar threat emitters, simulators and jammers, both pod and internally mounted. The Company also develops advanced signal threat generators for laboratory testing of the defensive avionics systems on board a variety of U.S. military aircraft.

     Communications Systems. Tracor provides radio communications products, systems and services to the DOD and other government customers. The Company performs systems and design engineering, subsystem procurement, systems integration, testing and installation for these systems. It also provides logistics support,

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

maintenance and technology upgrades for these high-priority systems to maintain their operational readiness throughout their service life. The Company's key systems include:

          AEGIS Communications Systems. Tracor is the primary contractor of turnkey radio communications systems for the Navy's newest class of destroyers and cruisers which are equipped with AEGIS weapons systems. Tracor's cost-effective performance has contributed to its winning every recompetition for its AEGIS work over the past 20 years. The most recent award covers all AEGIS ships to be constructed through 2001.

          Special Forces Communications Systems. The Company has designed, produced, installed and maintained, for more than 13 years, communications systems used by Navy Special Warfare and Joint Special Operations Forces and national intelligence agencies. Systems range in size from hand-held communications devices to full-scale communications suites for special-purpose boats, planes and vans.

          Command and Control Systems. For more than 20 years, the Company has provided systems engineering and test and evaluation in connection with the modernization and upgrading of the Navy's command and control systems communications equipment and for the Navy's worldwide center for airborne ASW flight planning and post-mission analyses. In addition, Tracor provides engineering and technical communications support for the Army worldwide military command and control systems. The Company also provides software and systems engineering, signals intelligence and electronic warfare engineering, and technical communications support services for Army military command and control systems. In addition, Tracor won a program in 1995 to provide engineering development and technical support services to the Army Communications Electronics Command Space and Terrestrial Communications Directorate.

          Navy Landing Systems. The Company has provided management, engineering and research and development for the Navy's automatic carrier landing systems and Marine air traffic control and landing systems for 23 years. These systems assist naval and marine aviators in achieving safe landings aboard aircraft carriers, shore stations and expeditionary fields.

          Identification Systems. For more than 21 years, the Company has provided hardware and software design engineering and technical support for shipboard and shore-based identification systems used by the Navy, Marines and Coast Guard.

     Intelligence Information Systems. An important component of the Company's acquisition strategy has been to build a strong presence in the intelligence information systems market. The acquisition of Quality Systems, Inc. ("QSI"), a subsidiary of Vitro, was a major penetration into the intelligence market, and the acquisition of GDE substantially expanded the Company's presence in a wide range of intelligence areas. Tracor now has a large employee base with special high-level security clearances, which are crucial for doing business in this sector. Since the early 1980s, Tracor has provided systems engineering, software engineering, systems management and training under numerous classified contracts with U.S. intelligence community customers. The Company uses state-of-the-art software engineering methods and has reengineered specialized intelligence systems to provide customers with the tools required for on-demand, dynamic and highly reliable data access and analysis.

     Imagery and Information Systems. The Company develops and integrates systems, which extract and analyze information from various types of imagery. Tracor's expertise in the automation of information extraction satisfies the sophisticated image-processing requirements of both government and commercial customers worldwide. Applications for the Company's software, systems and products include mapping, charting and geodesy (MC&G), image-processing groundstations, interpretation and analysis centers, and other information systems in which digital image processing is an essential technology. Currently, Tracor has an installed base of more than 450 MC&G workstations, and its software is employed in more than 100 interpretation and analysis centers worldwide. In 1995, the Defense Mapping Agency selected Tracor as its prime contractor for its front-end processing environment program, which will permit the agency to efficiently use data from a wide variety of imaging sources. Other projects include continued development of a digital photo interpretation ground station system for a foreign customer and a multisource intelligence analysis

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

software package for use by operational forces, as well as maintenance and enhancement of an entire digital production system at three production centers.

     Mission Planning Systems. The Company provides mission planning systems for the Navy, Air Force and Strategic Command. Products include specialized software used to plan and coordinate military aircraft and weapons, imagery systems in support of targeting, planning and rehearsing military operations, and government information systems. The Company provides imagery-based mission planning systems for stealth aircraft and cruise missiles, which are expected to continue to represent the Armed Forces' primary strike capability for the foreseeable future. Management believes these products and services will benefit from the DOD's increasing need for tactical intelligence in diverse areas of the world in order to efficiently utilize and coordinate its increasingly sophisticated and costly weapons systems. In 1995, the Company's Digital Imagery Workstation Suite -- Afloat ("DIWS/A"), an important component of the Tomahawk cruise missile planning system, was installed on two Navy aircraft carriers. These systems are expected to be installed on all Navy aircraft carriers and amphibious assault ships by the year 2000. A major new program win during 1995 has placed Tracor in a key role in the development of the Air Force's new Theater Battle Management Core System. As a subcontractor to Loral Command and Control Systems, Tracor will provide the mission planning and imagery exploitation technologies and will supply other software integration capabilities to support the Air Force's improvements to its command and control infrastructure. The Company is also gaining prominence in the emerging field of information warfare (IW) by winning contracts to develop mission planning systems for the military's new family of high-altitude long-endurance reconnaissance unmanned aerial vehicles. Tracor not only supports the collection of IW information, but also offers state-of-the-art large screen display systems. The first system was delivered to the Marine Corps in 1995, and seven more are planned for 1996.

     Automatic Test Systems. The Company has designed and built automatic test systems ("ATS") for more than 30 years and is a major supplier of ATS to the Air Force. Principal ATS products include testers for U.S. and other air forces for use with the F-16 fighter avionics and for the C-17 and C-5B transport and B-1B and B-2 bomber avionics systems. The Company produces a new generation of downsized, mobile testers, including the F-16 midlife update program and the advanced support equipment portable, ruggedized test set. The Company also provides diagnostic systems, test program sets and operations and logistics for ATS products. Deliveries of the Company's core F-16 test systems have declined during recent years due to reduced production of F-16 aircraft. However, the F-16 remains the primary Air Force tactical fighter, and the Company expects to continue to receive significant orders for program maintenance and upgrades. Expanding this product line and the Company's international presence, Tracor was awarded two contracts in 1995 to supply avionics test equipment for the new Japanese F-2 fighter (formerly designated as FS-X). The Company also supplies ATS equipment used with missile guidance and control systems, including various air-to-surface precision guided weapons, and builds avionics subsystems for Lockheed Martin's Atlas Launch Vehicle.

EXPANSION AND DIVERSIFICATION

     Tracor has increased its sales to both established and new customers. The Company has been successful in translating its technologies and products to other military customers, other governmental agencies, the foreign marketplace and select commercial customers. See "-- Core Businesses" and "-- Company Strategy." Tracor's other expansion and diversification initiatives are described below.

          Army Programs. Over the past eight years, Tracor has expanded its systems, software and technical capabilities to various Army areas including the Global Command and Control System, signals intelligence/electronic warfare, CECOM (Communications Electronics Command) and C(4)I support.

          Camouflage, Concealment and Deception. In an extension of its countermeasures technology, Tracor has developed coatings and camouflage materials to conceal aircraft, ground-based installations and ships from detection by radar, infrared scanners and other sensing systems.

          Air Transportation Systems. The Company won a $66 million contract with the FAA in 1993 to provide systems, hardware and software engineering for the development, testing and operation of new air traffic control and surveillance systems across the U.S. This seven-year contract emphasizes Tracor's ability to transfer its radar engineering expertise to non-DOD governmental agencies. In 1995, Tracor won an FAA contract to provide test and evaluation engineering services for surveillance and weather radar systems.

          NASA Programs. Since 1988 the Company has provided engineering for safety, reliability, maintainability and quality assurance for NASA's manned and unmanned space flights.

          Public Information Systems. The Company has successfully translated certain capabilities into new business in the public sector. For example, signal processing expertise developed under Navy sonar programs and advanced database systems are the foundation for a statewide regulatory and compliance system, client server based order fulfillment system for Hewlett-Packard, as well as for aircraft noise monitoring systems sold to 18 major U.S. airports.

          Commercial. The Company has successfully applied its technologies to a number of commercial products and services and continues to seek new opportunities. Current commercial diversifications include:

             Photogrammetry. Through its subsidiary, Helava, the Company provides integrated digital stereo software which operates on commercial computer hardware, principally in the commercial photogrammetry market. Helava provides photogrammetric workstations and high-quality scanners for map compilation, engineering regional planning, orthophoto production, digital terrain collection and environmental management. Through a distributorship agreement with Leica, Inc., a world leader in surveying and photogrammetric systems, Tracor's systems are being sold in 34 countries.

             Remote Sensing. Tracor has entered the growing new market of commercial remote sensing systems, having joined the Boeing-led Resource21 team which is evaluating a business to offer a sophisticated satellite imaging system to collect multispectral pictures of the Earth's farmlands and provide information to substantially improve crop yields. Employing technologies developed in national security applications, Tracor will be responsible for the ground data processing, image assessment, archiving and product generation for this system. With the Company's proprietary technologies in image processing and manipulation, coupled with the leading edge satellite technologies provided by its teammates, Tracor management believes it is well positioned in this emerging market.

             Chaff. Tracor is under contract with the leading manufacturer of direct broadcast satellite antennae, supplying its aluminum-coated glass fibers (chaff) as an integral part of that firm's molded antennae. The proprietary nature of Tracor's manufacturing process of chaff, typically used in military applications, positions the Company to benefit from the increasing popularity of direct broadcast television.

MAJOR CUSTOMERS

     The net sales of Tracor are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. government. The various U.S. government customers exercise independent purchasing decisions, and sales to the U.S. government are generally not regarded as constituting sales to one customer, but instead, each contracting entity is considered to be a separate customer. As of March 31, 1996, Tracor was performing under approximately 740 contracts with approximately 105 customers within various U.S. government agencies. Sales to all such agencies are subject to conditions unique to sales to the U.S. government. See "Risk Factors -- Certain Risks Associated with Government Contracts."

RESEARCH AND DEVELOPMENT

     Tracor employs scientific, engineering and other personnel to improve existing product lines and to develop new products in the same or related fields under programs funded by the respective companies or, in the case of Tracor, under customer contracts through which Tracor is reimbursed directly for its efforts. Customer-sponsored programs sometimes lead to the development of products which Tracor has the opportunity to produce for others.

     During the past three fiscal years, Tracor has expended the following amounts on Company-sponsored and customer-sponsored research and development activities:

                                                                     1995     1994    1993
                                                                    ------   ------   -----
                                                                         (IN MILLIONS)
    Customer-sponsored............................................  $132.3   $104.9   $71.8
    Tracor-sponsored..............................................     5.4      4.7     3.5

     A significant portion of the increase in Tracor's customer-sponsored research and development costs in 1994 and 1995 is attributable to the inclusion of Vitro and GDE expenditures following their acquisition by the Company in August 1993 and November 1994, respectively, the award of several new contracts, and increased research and development efforts under several existing contracts.

COMPETITION

     The Company experiences vigorous competition from industrial firms and U.S. government agencies, some of which have substantially greater resources. A majority of the sales of the Company is derived from contracts with the U.S. government and its prime contractors, and such contracts are awarded on the basis of negotiations or competitive bids. Management does not believe any one competitor or a small number of competitors is dominant in any of the business areas of the Company. Management believes the Company will continue to be able to compete successfully based upon the quality and cost competitiveness of its products and services.

GOVERNMENT CONTRACTS

     Substantially all of the Company's revenues result from contracts with the U.S. government and its prime contractors. System engineering and integration, software engineering and other engineering and management support contracts are generally cost-reimbursement fixed-fee type contracts. Product engineering and development contracts are either cost-reimbursement fixed-fee type or fixed-price type contracts. Contracts for the manufacture of products are usually fixed-price type contracts. Cost-reimbursement type contracts provide for the payment of actual allowable costs, plus a fee. Under fixed-price type contracts, the contractor benefits from or shares in cost savings but generally bears or shares the risk of cost overruns. Cost-reimbursement type contracts are normally priced to realize lower margins than fixed-price type contracts. For the year ended December 31, 1995, approximately 60% of the Company's revenues were derived from cost-reimbursement type contracts, and approximately 40% of the Company's revenues were derived from fixed-price contracts. For the year ended December 31, 1995, approximately 78% of AEL's revenues were derived from fixed-price contracts, and approximately 22% of AEL's revenues were derived from cost-reimbursement type contracts.

     Contracts with the U.S. government and its prime contractors contain standard provisions for termination at the convenience of the U.S. government or such prime contractor, pursuant to which the Company and AEL are generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination. Contracts with the U.S. government do not provide for renegotiation of profits.

     Companies supplying products and services directly or indirectly to the U.S. government are subject to other risks such as contract suspensions, changes in policies or regulations and availability of funds. Any of these factors could adversely affect the Company's and AEL's businesses with the U.S. government in the future. See "Risk Factors -- Certain Risks Associated with Government Contracts."

SALES TO FOREIGN CUSTOMERS

     For 1995, 1994 and 1993, approximately $87.0 million, $63.6 million and $47.8 million (representing 10%, 9% and 12%, respectively) of the net sales of the Company were attributable to sales and services provided to foreign customers. The percentage of net sales of the Company attributable to foreign customers in 1994 decreased, primarily due to the acquisition of Vitro, even though the total dollar amount of sales attributable to foreign customers increased in 1994. Only $3.7 million of these sales in 1993 were attributable to Vitro. The principal customers are governments of those countries in Western Europe, the Middle East and the Pacific Rim region which are generally deemed to be friendly to the government of the United States and to have relatively stable governments. Each of the contracts with these customers is subject to the risks inherent in dealing with foreign governments (e.g., changes of administration or governmental form, economic problems, etc.). Although the loss of all of the Company's foreign business could have a materially adverse impact on its results of operations and financial condition, it is management's opinion that this risk is remote and that the loss of any single contract with a foreign government would not be material.

     For 1995, 1994 and 1993, approximately 7%, 17% and 11%, respectively, of the net sales of AEL were attributable to sales and services provided to foreign customers. The principal customers are certain governments which are generally deemed to be friendly to the government of the United States and to have relatively stable governments. Each of the contracts with these customers is subject to the risks inherent in dealing with foreign governments (e.g., changes of administration or governmental form, economic problems, etc.). The loss of any single contract with a foreign government would not be material to AEL.

EMPLOYEES

     As of February 29, 1996, the Company had approximately 10,000 employees. Of this number, approximately 4,200 employees held advanced or bachelor's degrees in a number of scientific disciplines. Approximately 100 of the Company's employees are located outside of the United States. Less than three percent of the Company's U.S. employees are covered by collective bargaining agreements with labor unions. The Company considers relations with its employees to be excellent.

BACKLOG

     In each of its major lines of business, the Company has significant firm backlog and unexercised contract options which may be exercised by the customer. Firm backlog represents the amount of revenue expected to be recognized for contractually authorized performance of awarded firm contractual commitments. Firm backlog may include amounts yet to be fully funded by the customer or amounts for performance yet to be fully definitized. Unexercised contract options represent the amount of revenue which would be recognized from the performance of contract options that may be exercised by customers under existing contracts and from task orders to be issued under indefinite quantity contracts or basic ordering agreements. Amounts included in both firm backlog and unexercised contract options are based on the contract's total awarded value and the Company's estimates regarding the amount of the award that will ultimately result in the recognition of revenue. These estimates are based on the Company's experience with similar awards and similar customers. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in firm backlog and unexercised contract options. Historically, these adjustments have not been significant.

     The Company's firm backlog at December 31, 1995 was $924.0 million, compared with $806 million as of December 31, 1994. The Company's unexercised contract options as of December 31, 1995 were $948.9 million, compared with $1 billion at December 31, 1994. Management does not believe that the Company's firm backlog is seasonal in any material respect. Approximately 75% of firm backlog as of December 31, 1995, is expected to be realized as sales within one year. Approximately 79% of firm backlog as of December 31, 1995, was comprised of contracts with agencies of the U.S. government or its prime contractors.

     AEL's firm backlog at December 31, 1995 was $77.4 million, and unexercised contract options were $106.9 million. Management does not believe that AEL's backlog is seasonal in any material respect. Approximately 87% of backlog at December 31, 1995, is expected to be earned within one year. Approximately 78% of backlog at December 31, 1995, was comprised of contracts with agencies of the U.S. government or its prime contractors. See "-- Major Customers" and "-- Government Contracts."

SOURCES AND AVAILABILITY OF RAW MATERIALS

     The Company's manufacturing operations require a wide variety of electronic and mechanical components for which the Company has multiple commercial sources. The Company's manufacturing operations also require raw materials which are purchased in the open market and are normally available from a number of suppliers. The Company has not experienced any significant delays in obtaining timely deliveries of essential materials.

COMPLIANCE WITH ENVIRONMENTAL CONTROLS

     There have not been, and the Company does not anticipate, any materially adverse effects upon the capital expenditures, earnings or competitive position of the Company resulting from compliance with federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment.

PATENTS

     As of March 14, 1996, the Company owned 110 patents and had 33 patent applications pending (includes 34 patents and 16 patent applications pending obtained in the AEL Acquisition). The Company does not believe that existing patents and licenses are material in the conduct of its business as a whole and believes that research, development and engineering skills are more significant. The U.S. government typically receives royalty-free licenses on inventions arising from government contracts, with each company retaining all commercial rights with respect to such inventions. While patents are not material to the operation of the business, proprietary information of the Company is adequately protected through the requirement that employees execute confidentiality agreements as a condition of employment.

LEGAL PROCEEDINGS

     Tracor is involved in various lawsuits and is subject to certain contingencies incidental to its business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position of Tracor.

PROPERTIES

     The Company's facilities are located primarily in the United States. The Company's corporate offices and certain administrative, manufacturing and engineering facilities are located in Austin, Texas on a 140 acre campus owned by the Company and contain approximately 612,000 square feet of offices and engineering and manufacturing facilities. The Company occupies approximately 1,218,000 square feet of administrative and engineering facilities in the Washington, D.C. area consisting of multiple facilities leased by the Company under leases with differing expiration dates, the latest of which expires in 2020. The Company also owns approximately 230,000 square feet of administrative and engineering facilities located in the Washington, D.C. area and California, Maryland. The Company leases approximately 40,000 square feet of administrative and engineering facilities in Silverdale, Washington.

     The Company owns approximately 122,000 square feet of administrative, manufacturing and engineering facilities located in Ft. Walton Beach, Florida. The Company leases (under a lease expiring in 1998) or owns engineering facilities in Groton and New London, Connecticut, containing approximately 78,000 square feet of space. The Company leases 48,000 square feet of administrative and engineering facilities in Bloomington, Indiana under a lease expiring in 1996. The Company owns approximately 40,000 square feet of administrative, manufacturing and engineering facilities in Alpharetta, Georgia and owns approximately 10,000 square feet of administrative and manufacturing facilities in Butler, Georgia.

     The Company occupies approximately 220,000 square feet of administrative, manufacturing, engineering and aircraft hangar facilities in Mojave, California, some of which is owned and some of which is leased under a lease expiring in 2035. This site also includes ramp space associated with the aircraft hangars. The Company owns approximately 134,000 square feet of administrative, manufacturing, engineering and aircraft hangar facilities in East Alton, Illinois.

     The Company occupies approximately 123,000 square feet of leased space located in East Camden, Arkansas utilized for administrative and manufacturing purposes under a lease expiring in 2005, with an additional 10 year term under option, and approximately 117,000 square feet of owned space located in

San Ramon, California utilized for administrative, manufacturing and engineering. The Company also utilizes leased space for administrative, engineering and manufacturing in Lillington, North Carolina (75,000 square feet) and Jerusalem, Israel (23,000 square feet), under leases expiring in 2000 and 2003, respectively.

     The Company leases approximately 472,000 square feet of administrative, manufacturing and engineering facilities in various locations in San Diego, California. The Company owns approximately 454,000 square feet of administrative, manufacturing and engineering facilities located in Montgomery Township, Pennsylvania.

     The Company's facilities also include certain other leased facilities at miscellaneous locations, having no more than 20,000 square feet at any location and aggregating approximately 213,000 square feet, under leases expiring on various dates.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth certain selected historical and pro forma financial data of Tracor. The historical data has been derived from the consolidated financial statements of the Company as of December 31, 1995, 1994, 1993 and 1992 and the combined financial statements of the Company's predecessor for the year ended December 31, 1991. The pro forma data has been derived from the Unaudited Pro Forma Condensed Combined Statement of Income of Tracor and AEL which is included elsewhere herein and reflects the acquisition of AEL as if it had occurred on January 1, 1995, and the Unaudited Pro Forma Condensed Combined Balance Sheet of Tracor and AEL which is included elsewhere herein and reflects the acquisition of AEL as if it had occurred on December 31, 1995. The information below should be read in conjunction with the consolidated financial statements of the Company, the pro forma condensed combined financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Vitro, GDE and AEL and the notes related thereto, all of which are included elsewhere in this Joint Proxy Statement/Prospectus.

                                  TRACOR, INC.
                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                                YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------------------------
                                                                                                   OLD TRACOR
                                                             TRACOR HISTORICAL                     HISTORICAL
                                    PRO FORMA    -----------------------------------------     PRE-REORGANIZATION
                                     1995(1)       1995     1994(2)    1993(2)      1992            1991(3)
                                    ----------   --------   --------   --------   --------   ----------------------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.......................  $  998,110   $886,920   $694,037   $407,495   $261,835          $253,610
  Cost of sales...................     796,792    713,802    568,020    333,852    214,070           215,710
  Selling, administrative, and
    general expenses..............     125,709    104,928     78,201     49,889     36,639            35,592
                                    ----------   --------   --------   --------   --------        ----------
  Earnings before interest and
    income taxes..................      75,609     68,190     47,816     23,754     11,126             2,308
  Reorganization costs............          --         --         --         --         --            13,803
  Fresh start adjustments.........          --         --         --         --         --            16,211
  Interest expense................      27,380     19,496     16,771      8,277      3,746             9,129
                                    ----------   --------   --------   --------   --------        ----------
  Income (loss) before income
    taxes and extraordinary
    gain..........................      48,229     48,694     31,045     15,477      7,380           (36,835)
  Income taxes....................      21,556     20,831     12,498      6,200      2,850             2,941
                                    ----------   --------   --------   --------   --------        ----------
  Income (loss) before
    extraordinary gain............      26,673     27,863     18,547      9,277      4,530           (39,776)
  Extraordinary gain from
    forgiveness of debt...........          --         --         --         --         --           428,427
                                    ----------   --------   --------   --------   --------        ----------
  Net income......................  $   26,673   $ 27,863   $ 18,547   $  9,277   $  4,530          $388,651
                                    ==========   =========  =========  =========  =========       ==========
SHARE DATA:
  Historical and pro forma:
    Net income per share:
      Primary.....................  $     1.18   $   1.23   $    .96   $    .56   $    .32                --(4)
      Fully diluted...............  $     1.18   $   1.23   $    .93   $    .54   $    .32                --(4)
    Weighted average common and
      common equivalent shares....      24,168     24,168     22,113     22,069     21,953                --(4)
  As adjusted(5):
    Net income per share:
      Primary.....................  $     1.20
      Fully diluted...............  $     1.20
    Weighted average common and
      common equivalent shares....      22,327
OPERATING AND OTHER DATA:
  Capital expenditures............  $   18,890   $ 13,676   $ 11,007   $  8,435   $  7,360          $  3,769
  Depreciation and amortization...      30,161     22,854     14,746      9,614      6,814            10,495
  Firm backlog....................   1,001,378    923,978    806,228    590,366    301,502           286,901

                                                                           TRACOR HISTORICAL
                                              PRO FORMA   ----------------------------------------------------
                                               1995(6)      1995     1994(2)    1993(2)      1992       1991
                                              ---------   --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.............................  $124,732    $129,129   $ 95,392   $ 87,140   $ 45,977   $ 41,828
Total assets................................   619,884     467,456    444,086    305,733    139,771    135,921
Long-term debt..............................   306,700     191,175    205,738    144,302     50,194     62,113
Shareholders' equity........................   136,965     136,965     90,592     63,167     52,345     41,542

- ---------------

(1) The pro forma income statement data, share data and operating and other data have been derived from the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and give effect to the AEL Acquisition (consummated February 22, 1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing thereof had occurred as of January 1, 1995.
(2) Reflects the acquisition of Vitro Corporation and its subsidiaries on August 25, 1993, and the acquisition of GDE Holdings, Inc. and its subsidiaries on November 17, 1994.
(3) Securities and Exchange Commission regulations require the presentation of pre-reorganization (predecessor) data, which represents a different reporting entity and is prepared on a different basis of accounting and, accordingly, has been separated from post-reorganization data by vertical double lines.
(4) The combined entities shown in the pre-reorganization history did not have a defined capital structure, and, accordingly, share data is not provided.
(5) Reflects the cancellation of the Class A Common Stock, the Series B Warrant and the Series C Warrant and the issuance of 7,949,594 shares (assuming an Average Tracor Trading Price of $15.80) of Tracor Common Stock in the Acquisition, as if such shares had been issued on January 1, 1995.
(6) The pro forma balance sheet data has been derived from the Unaudited Pro Forma Condensed Combined Balance Sheet of Tracor, Inc. and AEL Industries, Inc. and gives effect to the AEL Acquisition (consummated February 22,
    1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing had occurred on December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT

     Approximately 87% of the products, systems, and services of Tracor, Inc. and its subsidiaries (Tracor or the Company) are sold to the U.S. government through direct contracts, primarily with agencies of the U.S. Department of Defense (DOD), or through subcontracts with other U.S. government contractors. Beginning in the mid-1980s, the defense industry in general was negatively impacted by the perceived reduction of threats from the former Soviet Union and eastern European countries and, more recently, by competing demands upon the federal budget. While this has resulted in a U.S. defense budget that has decreased in real dollars, adjusted for inflation, over the last decade, it recently began to stabilize. For the first time in many years, the total U.S. defense budget increased in 1996, excluding inflation. Approximately 70% of the Company's sales are funded by the operations and maintenance segment of the defense budget in areas which are among today's top DOD priorities. This segment has declined less than other segments of the budget as readiness priorities have emerged. It is now the largest segment of the defense budget and it is projected to comprise about one-third of the defense budget over the next decade. The procurement portion of the budget is expected to experience a modest increase over this same time frame, and Tracor is also well positioned to benefit from this upturn.

     The contraction of the defense budget in recent years and the attendant excess capacity and increase in competition for contracts among defense companies has resulted in a significant consolidation in the industry. Principally through several acquisitions, the Company has substantially increased its revenue base and reduced combined overhead costs through staff reductions, facilities consolidations, process improvements, and the elimination of certain other duplicative costs. These efficiencies and increased revenue base have enhanced Tracor's cost competitiveness in bidding on new contracts and recompetes of existing contracts. Management is continuing to pursue its acquisition strategy and believes the continuing consolidation within the defense industry will result in opportunities to pursue additional selected acquisitions, both large and small, which should allow the Company to continue to expand its revenue base and further improve its cost-competitive position.

     While the long-term impact of changes in the defense budget and the industry consolidation cannot be predicted with certainty, management believes the Company is well positioned to continue to leverage its strengths and successes in the U.S. defense and intelligence marketplaces and increase its ongoing diversification efforts into international defense markets, nondefense U.S. government markets, and selected commercial markets.

RESULTS OF OPERATIONS

     The Company's results of operations were significantly affected by major acquisitions completed in 1994 and 1993. The results of operations of the acquired companies are included only from their respective dates of acquisition. (See Note A to the Consolidated Financial Statements.)

  Year Ended December 31, 1995, Versus Year Ended December 31, 1994

     On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE Holdings, Inc., including its wholly owned subsidiaries (individually and collectively referred to as GDE). GDE designs, develops, manufactures, and supports automatic test systems, imagery and information systems, and mission planning systems. The acquisition was accounted for using the purchase method, and, accordingly, the purchase price ($102 million) and the liabilities assumed ($76 million) were allocated to the assets acquired ($104 million) based on their respective fair values at the date of the acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($74 million) is being amortized over 30 years.

     Sales increased 28% for the year due to the acquisition of GDE, while Tracor's sales from its preacquisition business remained relatively constant. Increased revenues from a new contract for the production of sub-scale drones and the production of drones under the QF-4 contract were offset by reductions in existing and newly awarded engineering contracts.

     Selling, general, and administrative expenses were 11.8% of sales in 1995, up from 11.3% of sales in 1994. While total operating expenses included in selling, general, and administrative expenses remained constant at 10.9% of sales in 1995 and 1994, the operating expenses from Tracor's preacquisition business decreased as a percent of sales from 10.7% in 1994 to 10.0% in 1995. Amortization expense, also included in selling, general, and administrative expenses, increased from less than 1/2% of sales in 1994 to 1% of sales in 1995 due to additional intangible assets arising from the acquisition of GDE. The Company's operating profits increased 51% due primarily to the acquisition of GDE. Excluding GDE's results, earnings increased 3% due to higher profit margins on engineering contracts and electronic countermeasures systems.

     Fully diluted earnings per share increased from $.93 in 1994 to $1.23 in 1995. A $1.2 million pretax gain on the sale of real estate contributed $.03 to earnings per share in the third quarter of 1995. Weighted average common and common equivalent shares used in the computations increased from 22.1 million in 1994 to 24.2 million in 1995 due primarily to a public offering of common stock completed in May 1995.

     Interest expense increased $4.4 million as a result of the issuance of $10.9 million of 10 7/8% Senior Subordinated Series A Notes and $55 million additional senior term debt borrowed in conjunction with the GDE acquisition. This increase was offset by a slight reduction in interest rates on the senior term debt and by increased investment interest income of $1.7 million.

     Income taxes were incurred at statutory federal, state, and foreign rates, with an increase in the effective tax rate of 40% in 1994 to 42.7% in 1995. Such increase is primarily the result of increased nondeductible amortization expense of goodwill. At December 31, 1995, Tracor had a net deferred income tax asset of $8.6 million, primarily arising from acquisitions. Based on the Company's prior operation earnings and its forecast of future income, management believes it is more likely than not that all net deferred income tax assets will be realized. The realization of deferred tax assets will be evaluated periodically.

  Year Ended December 31, 1994, Versus Year Ended December 31, 1993

     On August 25, 1993, the Company purchased all of the outstanding common stock of Vitro Corporation, including its wholly owned subsidiaries (individually and collectively referred to as Vitro). Vitro provides management and engineering expertise for the design, development, acquisition, production, test, operation, maintenance, and modernization of ships, submarines, missiles, aircraft, and complex computer systems. The acquisition was accounted for using the purchase method, and, accordingly, the purchase price ($92 million) and the liabilities assumed ($62 million) were allocated to the assets acquired ($130 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($24 million) is being amortized over 25 years.

     Sales increased 70%, consisting of an increase of 74% due to the acquisitions of Vitro and GDE (previously discussed), offset partially by a decrease of 4% in the operations of Tracor's pre-acquisition businesses.

     Earnings before interest and income taxes increased a total of 101% primarily resulting from an increase of 77% due to the acquisitions of Vitro and GDE. Other increases of approximately 24% resulted primarily from higher profits on deliveries of electronic countermeasures systems and, in general, from reductions of combined overhead costs resulting from staff reductions, facilities consolidation, process improvements, and the elimination of other duplicative costs.

     Fully diluted earnings per share, which increased from $.54 for 1993 to $.93 for 1994, were based on the weighted average common and common equivalent shares in both years of 22.1 million. Weighted average common and common equivalent shares decreased during the year due to treasury purchases of 975,000 shares and increased with the issuance of approximately 1.9 million common shares in conjunction with the acquisition of GDE. The net effect of these changes in common shares outstanding had no material effect on fully diluted earnings per share for the year of 1994.

     Interest expense increased substantially with the full-year effect of the issuance of $105 million of Senior Subordinated Notes in conjunction with the Vitro acquisition, the issuance of $14.8 million of Series A Notes and additional senior term debt borrowed in conjunction with the GDE Acquisition, and higher average term debt interest rates for the year.

     Income taxes were incurred at the statutory federal, state, and foreign rates, with effective tax rates of 40% in both 1994 and 1993. The federal income tax legislation enacted in 1993 is not expected to have a material impact on liquidity, financial condition, or results of operations.

FINANCIAL CONDITION AND LIQUIDITY

     Working capital was $129.1 million at December 31, 1995, compared to $95.4 million at December 31, 1994, primarily because of increased cash balances. Net cash provided by operating activities increased $28.2 million in 1995 due largely to the acquisition of GDE and due to the payment in 1994 of liabilities assumed in the Vitro acquisition. Net cash provided by operating activities in 1995 funded normal capital expenditures of $13.7 million and scheduled long-term debt payments of $10.7 million. Cash increased approximately $18 million due to the exercise of approximately 617,000 Series A Warrants and the sale of 1,600,000 primary shares of common stock in a public offering concluded on May 2, 1995. The Company used cash generated in the public offering and cash on hand to fund several small acquisitions, with an aggregate purchase price of $9.3 million. An additional $5.8 million of cash was used to complete the acquisition of GDE pursuant to a post-closing amendment to the purchase agreement finalized in March 1995.

     Tracor had firm backlog of $924.0 million at December 31, 1995, which includes funded and unfunded contractual commitments. Approximately 79% of firm backlog represents contracts with agencies of the U.S. government or its prime contractors, and about 75% is expected to be realized as sales within one year. In addition, the Company's backlog of unexercised contract options on U.S. government contracts was $948.9 million at year end.

     The Company's operations typically do not require large capital expenditures, and there were no significant capital commitments at December 31, 1995.

     No borrowings were made from Tracor's $30 million revolving loans facility during the year. At December 31, 1995, the Company had outstanding letters of credit totaling approximately $20.8 million, leaving $9.2 million available under its $30 million letters of credit facility. If the letters of credit facility should become fully utilized, $15 million of the revolving loan facility, to the extent then available, can be used for issuance of additional letters of credit. Existing letters of credit secure performance commitments on certain foreign contracts and serve as collateral on certain insurance policies.

     On February 22, 1996, Tracor purchased all of the approximately 4.1 million common shares of AEL Industries, Inc. ("AEL"). (See Note N to the Consolidated Financial Statements.) The financing for the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility. The amended and restated credit agreement increased the total credit available thereunder from $135 million to $270 million, by increasing the term loans facility from $75 million to $180 million, increasing the revolving loans facility from $30 million to $40 million, and increasing the letters of credit facility from $30 million to $50 million.

     Except for available amounts under the amended and restated credit agreement's revolving loans and letters of credit facilities, the Company's present debt position somewhat limits its ability to obtain substantial additional debt for operational purposes in the near future. However, management believes existing cash, continuing operations, and the amended and restated credit agreement will provide sufficient resources to allow the Company to pursue its business strategy. Management also believes it can obtain the necessary resources to pursue further acquisitions in the ongoing U.S. defense industry consolidation.

MARKET PRICES OF TRACOR COMMON STOCK AND SERIES A WARRANTS; DIVIDENDS

     Tracor Common Stock and Series A Warrants are listed on the NASDAQ National Market where they have traded since late 1992 under the symbols "TTRR" and "TTRRW," respectively. Prior thereto, the Common Stock and Series A Warrants had a limited trading market and were not listed on a national securities exchange. The following table sets forth the reported high and low sales prices of the Common Stock and Series A Warrants on NASDAQ for the applicable periods:

                                                                  TRACOR
                                                                  COMMON       SERIES A
                                                                   STOCK       WARRANTS
                                                                -----------   -----------
                                                                          1995
                                                                -------------------------
                                                                HIGH   LOW    HIGH   LOW
                                                                ----   ----   ----   ----
    Fourth Quarter............................................  $16 7/8 $14 1/2 $14 5/8 $11 7/8
    Third Quarter.............................................  18 1/8 13 5/8 15 5/8 11 1/8
    Second Quarter............................................  14 1/4 11 3/8 11 3/4 8 7/8
    First Quarter.............................................    14     10   11 3/8 7 1/2

                                                                          1994
                                                               ---------------------------
                                                               HIGH    LOW     HIGH   LOW
                                                               ----   ------   ----   ----
    Fourth Quarter...........................................  $12 5/8 $7 1/2  $ 10   $5 1/2
    Third Quarter............................................  8 3/4   7 1/8   7 1/8  5 1/4
    Second Quarter...........................................  8 1/2  6 15/16  6 1/8     5
    First Quarter............................................  10 1/8  7 7/8   7 1/2  5 5/8

                                                                          1993
                                                               ---------------------------
                                                               HIGH   LOW    HIGH    LOW
                                                               ----   ----   ----   ------
    Fourth Quarter...........................................  $9 1/4 $6 7/8 $6 1/2 $4 5/16
    Third Quarter............................................  6 7/8  5 3/4  4 7/8   3 1/2
    Second Quarter...........................................  6 1/8  2 7/8     4        2
    First Quarter............................................  4 1/8  2 3/4     3      1/4


     On March 8, 1996, the last full trading day before the execution of the Acquisition Agreement by Tracor and Westmark, the last reported sale prices of the Tracor Common Stock and Series A Warrants on the NASDAQ National Market were $14 5/8 per share and $12 7/8 per warrant, respectively. On May 8, 1996, the latest practicable trading day before mailing this Joint Proxy Statement/Prospectus, the last reported sales prices for the Tracor Common Stock and the Series A Warrants were $17.125 and $14.625, respectively. As of March 19, 1996, there were approximately 7,008 holders of Tracor Common Stock, of which 258 were stockholders of record. As of March 19, 1996, the Company had 4 holders of record for the Series A Warrants.


     The Company has never paid a cash dividend on its Common Stock, although Old Tracor paid dividends in certain years prior to 1989. The Company currently intends to retain its earnings for the foreseeable future to provide funds for the expansion of its business. The payment of dividends in the future will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital needs, future prospects, contractual restrictions and other factors deemed relevant by the Board of Directors. The Company's amended and restated credit facility (the "Amended Credit Facility") and the indentures pursuant to which the Company's 10 7/8% Senior Subordinated Notes due 2001 (the "Existing Notes") and the 10 7/8% Senior Subordinated Series A Notes due 2001 (the "Series A Notes" which together with the Existing Notes are collectively referred to as the "Senior Subordinated Notes") were issued, currently impose certain limitations on the payment of dividends. See Note G to the Consolidated Financial Statements of Tracor, Inc.

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     Pursuant to the Delaware General Corporation Law, as implemented by Tracor's Certificate of Incorporation and Bylaws, all corporate powers are exercised by or under the direction of the Board of Directors. The Board of Directors has created committees with responsibility for audits, compensation, and ethical issues. Each director who is not an employee of Tracor or a subsidiary serves on one or more committees. Officers of the Company serve at the discretion of the Board of Directors. The Board of Directors and executive officers of the Company consist of the persons named in the table below. Additional information with respect to those persons who serve as directors and executive officers is set forth below the table. There are no family relationships between any director, executive officer or person nominated or chosen to become a director or executive officer.

              NAME                AGE                   POSITION(S) WITH THE COMPANY
- --------------------------------  ---   ------------------------------------------------------------
James B. Skaggs.................  58    Chairman of the Board and President
Robert K. Floyd.................  60    Vice President and Chief Financial Officer
Barry G. Campbell...............  53    Vice President; President of Vitro Corporation
Donald L. Fagan.................  66    Vice President; President of Tracor Flight Systems, Inc.
K. Bruce Hamilton...............  54    Vice President; President of Tracor Applied Sciences, Inc.
George R. Melton................  49    Vice President; President of Tracor Aerospace, Inc.
Dr. Terry A. Straeter...........  53    Vice President; President of GDE Systems, Inc.
Woody Endsley...................  43    Vice President and Treasurer
Robert J. Fitch.................  48    Vice President -- Government Relations
Leroy J. Kana...................  63    Vice President -- Quality, Safety and Environmental Program
Russell E. Painton..............  55    Vice President, General Counsel and Corporate Secretary
John M. Rock, III...............  56    Vice President -- Technology and Information Systems
Roger W. Sadler.................  59    Vice President -- Business Development
Murray Shaw.....................  64    Vice President -- Human Resources
Thomas V. Talbott...............  59    Vice President and Controller
Elvis L. Mason..................  62    Director (Class A)
William E. Conway, Jr...........  46    Director
Dr. Julian Davidson.............  68    Director
Anthony Grillo..................  40    Director
Bob Marbut......................  60    Director
Lt. Gen. Thomas P. Stafford
  (Ret.)........................  65    Director

     James B. Skaggs has been a director of the Company since November 1991 and was a director of Tracor's predecessor company ("Old Tracor") from March 1990 to December 1991. He has also served as the President of the Company since November 1991. Mr. Skaggs also served as President and a director of Westmark from March 1990 through December 1991 and as President of Old Tracor from December 1990 until December 1991.

     Robert K. Floyd has been Vice President and Chief Financial Officer of the Company since December 1990.

     Barry G. Campbell has been Vice President of the Company and President and Chief Executive Officer of Vitro Corporation since October 1993. He has held various positions with Vitro Corporation since 1970.

     Donald L. Fagan has been Vice President of the Company since September 1991 and President of Tracor Flight Systems, Inc. since 1990.

     K. Bruce Hamilton has been Vice President of the Company and President of Tracor Applied Sciences, Inc. since 1989.

     George R. Melton has been Vice President of the Company since March 1990 and President of Tracor Aerospace, Inc. since September 1990.

     Dr. Terry A. Straeter has been Vice President of the Company since December 1994 and President and Chief Executive Officer of GDE since November 1992. From February 1991 until November 1992, he served as Corporate Vice President and General Manager of the Electronics Division of General Dynamics Corporation.

     Woody Endsley has been Vice President and Treasurer of the Company since April 1991. He served as Corporate Controller of the Company from January 1988 through April 1991.

     Robert J. Fitch has been Vice President -- Government Relations since August 1995. From April 1993 to July 1995, he served as Vice President, Corporate Strategic Development for GDE. Between 1984 and 1993, he was the senior staff member of the Program and Budget Authorization staff of the House Permanent Select Committee on Intelligence.

     Leroy J. Kana has been Vice President -- Quality Safety and Environmental Programs of the Company since December 1992 and has been associated with the Company and its subsidiaries in various capacities since 1969.

     Russell E. Painton has been Vice President and General Counsel of the Company since April 1983. He has also been Secretary of the Company since January 1991.

     John M. Rock, III has been Vice President -- Technology and Information Systems of the Company since September 1991. From January 1990 through September 1991, he was President of Eagle GT, Inc.

     Roger W. Sadler has been Vice President -- Business Development of the Company since August 1991. From 1988 through August 1991, he worked as a private consultant.

     Murray Shaw has been Vice President -- Human Resources of the Company since May 1983.

     Thomas V. Talbott has been Vice President and Controller of the Company since April 1991.

     Elvis L. Mason has been a director of the Company since November 1991. He is a member of the Compensation/Stock Option Committee. Since August 1984, he has served as managing partner of Mason Best Company, L.P. ("Mason Best"), an investment banking firm, and on the boards of several privately held companies in which Mason Best was a significant shareholder. He also has served, since December 1991, as a director and, since February 1992, as Chairman of the Board and CEO of Safeguard Business Systems, Inc., a supplier of office management products and services for small businesses, and its parent, San Jacinto Holdings. Mr. Mason also serves as a director of United Meridian Corporation and American Eagle Group, Inc.

     William E. Conway, Jr. has been a director of the Company since April 1995. Mr. Conway is the person designated by Carlyle, as the Holder Representative, to serve on the Tracor Board. See "-- Certain Agreements Relating to the Nomination of Directors." Mr. Conway joined Carlyle in August 1987 and is a Managing Director. He serves on the boards of directors of BDM International, Inc. (October 1990 to present), GTS Duratek, Inc. (January 1995 to present), and Highwaymaster, Inc. (June 1994 to present). Mr. Conway also serves on the boards of several private companies in which Carlyle has invested. Prior to Tracor's acquisition of GDE, he served as Chairman of the Board of GDE.

     Dr. Julian Davidson has been a director of the Company since November 1991. He is Chairman of the Compensation/Stock Option Committee. Dr. Davidson is President and Chief Executive Officer of Davidson Enterprises, LLC, a commercial and defense consulting firm since April 1, 1996. Prior thereto, he was a senior vice president of Booz, Allen and Hamilton from May 1984 to April 1996. He also serves as a director on the boards of several privately held companies.

     Anthony Grillo has been a director of the Company since December 1991. He is Chairman of the Audit/Ethics Committee. Mr. Grillo is a Senior Managing Director of The Blackstone Group, L.P., an investment banking firm. Prior to May 1991, he was a Managing Director with the corporate finance division, Restructuring and Reorganization Group of Chemical Bank (November 1989 through May 1991). Mr. Grillo currently serves as a member of the board of directors of Littelfuse, Inc. (since November 1991), a successor to OTC Littelfuse, Inc., a former affiliate of Old Tracor, and of Joule, Inc., as well as a member of the board of directors of several privately held companies. He is also a Trustee of the Academy of Political Science.

     Bob Marbut has been a director of the Company since November 1991. He is a member of the Compensation/Stock Option Committee. Mr. Marbut is Chairman and CEO of Argyle Television, Inc., which he helped found in 1994 and which now owns and operates television stations in the United States. He is also Chairman and CEO of Argyle Communications, Inc. (founded in January 1992), which is the managing general partner of Argyle Communications Partners, L.P., a limited partnership involved in the acquisition and operation of television stations, and successor to The Argyle Group, of which he has been Chairman and CEO since January 1992. Mr. Marbut founded Argyle Television Holdings, Inc., a television station group, in 1993 and was its Chief Executive Officer until it was sold in April 1995. He serves on the boards of directors of Premark International, Inc. (1986 to present); Diamond Shamrock, Inc. (March 1990 to present); Argyle Communications, Inc. (January 1992 to present); Argyle Television, Inc. (August 1994 to present); and Katz Media Group, Inc. (August 1994 to present).

     Lt. Gen. Thomas P. Stafford (Retired) has been a director of the Company since April 1994. Lt. Gen. Stafford is a co-founder of the technical consulting firm of Stafford, Burke, and Hecker, Inc. (1983). He serves on the boards of directors of Allied-Signal Corporation (March 1981 to present), CMI, Inc. (1983 to present), Fisher Scientific, Inc. (December 1991 to present), Pacific Scientific, Inc. (February 1987 to present), Seagate Technologies, Inc. (March 1988 to present), Tremont, Inc. (October 1990 to present), Wackenhut, Inc. (October 1991 to present), and Wheelabrator Technologies, Inc. (September 1987 to present); all of which are listed on the New York Stock Exchange. Lt. Gen. Stafford also served on the board of directors for Gulf USA, Inc. (NYSE) from 1992 to 1993.

CERTAIN AGREEMENTS RELATING TO THE NOMINATION OF DIRECTORS

     In connection with the GDE Acquisition, Tracor entered into a Holders Agreement relating to the nomination of a Carlyle director to the Tracor Board. The GDE Holders Agreement permits Carlyle, as the Holder Representative, to designate a nominee for director of Tracor, which nominee must be reasonably satisfactory to the Tracor Board, to be voted on at each meeting of stockholders held for the purpose of electing directors. The Holder Representative may designate one nominee for director of Tracor so long as certain former stockholders of GDE hold in the aggregate at least 800,000 shares of Tracor Common Stock acquired in the GDE Acquisition.

     The holders of the Class A Common Stock, as a class, alone have the right to elect, remove and fill any vacancy with respect to one director of the Company. See "Description of Tracor Capital Stock -- Class A Common Stock." In compliance with the terms of the Certificate of Incorporation as presently in effect, upon the consummation of the Acquisition and the cancellation of the outstanding Class A Common Stock the term of the Class A Director shall terminate and the number of directors constituting the Tracor Board shall be reduced automatically by one. Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason to fill the new directorship.

MEETINGS OF THE TRACOR BOARD

     During 1995, the Tracor Board met seven times. Each director attended more than 75% of the aggregate of (a) the total number of meetings held during 1995 and (b) the total number of meetings held by all committees of the Tracor Board on which each served.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Board of Directors. Outside (non-employee) directors of the Company receive annual retainers of $20,650, plus travel and allowances where appropriate. Attendance fees of $1,000 per meeting are also paid. Directors who also serve on a committee of the Tracor Board receive fees of $950 for each committee meeting attended. Directors who chair committees receive additional fees of $950 per meeting attended.

     Executive Officers. The following Summary Compensation Table shows the compensation of each of the Company's five most highly compensated executive officers, including the chief executive officer, for the three most recent fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM COMPENSATION
                                                             ----------------------------------
                                                                     AWARDS
                                   ANNUAL COMPENSATION       -----------------------
                                --------------------------   RESTRICTED
                                        SALARY     BONUS       STOCK       OPTIONS/                  ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR     ($)        ($)        AWARDS     SARS(#)(4)   PAYOUTS    COMPENSATION(1)
- ------------------------------  ----   --------   --------   ----------   ----------   --------   ---------------
James B. Skaggs...............  1995   $523,921   $410,987       -0-        200,000         -0-       $28,687
  President, CEO                1994    494,884    398,687       -0-          9,200         -0-        14,916
                                1993    451,464    397,696       -0-        100,000         -0-        23,040
Dr. Terry A. Straeter(2)......  1995   $212,019   $138,273       -0-         15,000    $243,132       $24,296
  Vice President                1994    205,769    265,000       -0-          5,000         -0-         8,015
                                1993        -0-        -0-       -0-            -0-         -0-           -0-
Barry G. Campbell(3)..........  1995   $209,244   $105,074       -0-         20,000         -0-       $ 9,699
  Vice President                1994    197,627     81,113       -0-         25,000    $212,400           549
                                1993    169,020    202,850       -0-            -0-         -0-           549
Robert K. Floyd...............  1995   $216,448   $126,703       -0-         20,000         -0-       $17,592
  Vice President, CFO           1994    189,017    112,933       -0-          7,500         -0-         4,939
                                1993    163,787    107,029       -0-         25,000         -0-         5,575
Russell E. Painton............  1995   $178,170   $105,133       -0-         15,000         -0-       $14,984
  Vice President, Secretary &   1994    169,512    100,954       -0-          5,000         -0-         3,752
  General Counsel               1993    160,725    104,515       -0-         22,000         -0-         3,558

- ---------------

(1) Includes life insurance premiums paid by the Company on behalf of each named individual.
(2) During 1993 and the majority of 1994, Dr. Straeter was employed by GDE Systems, Inc. when it was a subsidiary of GDE Holdings, Inc.
(3) During the majority of 1993, Mr. Campbell was employed by Vitro when it was a subsidiary of The Penn Central Corporation. When Tracor purchased Vitro, Mr. Campbell received a transaction bonus paid to him by Penn Central which was not attributable to any efforts on behalf of Vitro. Therefore, the amount of the transaction bonus is not reflected in the compensation figures disclosed herein.
(4) No SARs have been issued as of the dates indicated.

     Due to the unknown effect of unexercised stock options on the compensation of Mr. Skaggs, in the future, his compensation may exceed the $1 million cap on the deductibility by the Company of executive compensation imposed by the Internal Revenue Service.

                      OPTION GRANTS IN FISCAL YEAR 1995(1)

                                              INDIVIDUAL GRANTS                   POTENTIAL REALIZABLE
                                ----------------------------------------------   VALUE AT ASSUMED ANNUAL
                                           % OF TOTAL                             RATES OF STOCK PRICE
                                            OPTIONS                               APPRECIATION FOR FULL
                                           GRANTED TO    EXERCISE                      OPTION TERM
                                OPTIONS   EMPLOYEES IN   OR BASE    EXPIRATION   -----------------------
             NAME               GRANTED   FISCAL 1995     PRICE        DATE        5%($)        10%($)
- ------------------------------  -------   ------------   --------   ----------   ----------   ----------
James B. Skaggs...............  200,000       41.03%      $13.00    05/05/2005   $1,635,126   $4,143,730
Dr. Terry A. Straeter.........   15,000        3.08%      $13.00    05/05/2005      122,634      310,779
Barry G. Campbell.............   20,000        4.10%      $13.00    05/05/2005      163,512      414,373
Robert K. Floyd...............   20,000        4.10%      $13.00    05/05/2005      163,512      414,373
Russell E. Painton............   15,000        3.08%      $13.00    05/05/2005      122,634      310,779

- ---------------

(1) The per share option exercise prices are the fair market value of the Company's common stock on the date of the grant, and the term of each option is 10 years. 30% of each option is exercisable one year after the date of grant, an additional 30% is exercisable two years after the grant, and the remainder is exercisable three years after the grant.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF UNEXERCISED
                                                         OPTIONS AT FISCAL YEAR END       VALUE OF UNEXERCISED
                                 NUMBER OF               ---------------------------      IN-THE-MONEY OPTIONS
                                  SHARES                 EXERCISABLE                      AT FISCAL YEAR END(1)
                                ACQUIRED ON    VALUE         AT                        ---------------------------
             NAME                EXERCISE     REALIZED    12/31/95     UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ------------------------------  -----------   --------   -----------   -------------   -----------   -------------
James B. Skaggs...............      -0-          -0-       162,760        246,440      $ 1,938,410     $ 769,290
Dr. Terry A. Straeter.........      -0-          -0-         1,500         18,500            3,375        30,375
Barry G. Campbell.............      -0-          -0-        15,000         30,000           95,550        93,700
Robert K. Floyd...............      -0-          -0-        47,250         35,250          550,613       155,513
Russell E. Painton............      -0-          -0-        39,700         27,300          465,959       130,431

- ---------------

(1) The last sale price of the Common Stock on December 29, 1995 was $14.50 per share.

EMPLOYMENT AGREEMENTS

     In February 1991, the Company and certain officers (including Messrs. Skaggs, Floyd and Painton) entered into employment agreements which provide for the employment of such officers for a period of three years. Among other things, the agreements assure the continuation of each such officer's base salary as of such date and his continued participation in the Company's incentive and other welfare and benefit plans, as well as continuation of his then current level of job position and responsibilities, failing which such officer may terminate his employment with the Company and receive, as termination pay, stipulated amounts based upon such officer's then base salary. Effective January 11, 1993, these agreements were amended and restated, such amended agreements extending the termination date of the agreement to February 28, 1996, and providing for termination pay in an amount equal to 1.5 times such officer's then base salary (or, in the case of Mr. Painton, the greater of $290,087 and 1.5 times such officer's then base salary). Effective December 15, 1994 these agreements were amended to extend their expiration dates to December 15, 1997 and to add provisions allowing the Company to terminate the employment of each such officer in the event he should fail to satisfactorily perform his duties.

     The Company may terminate each such officer at any time for "cause" (as defined in the agreement), with no termination pay. The officer is required to devote his best efforts toward the fulfillment of his duties under the agreement and, for six months subsequent to termination of his employment, not to directly or indirectly engage in any business which would unfairly benefit from the use of any Company confidential information obtained by such officer while in the employ of the Company.

     Dr. Straeter, the President and Chief Executive Officer of GDE Systems, entered into an Employment Agreement and Executive Stock Agreement (the "Executive Employment Agreement") dated November 20, 1992, and amended effective as of November 17, 1994. The Executive Employment Agreement provided the same non-competition, confidentiality and conflict of interest protection to GDE Systems as described above in respect of Employment Agreements. Effective November 20, 1995, Dr. Straeter and GDE entered into a new agreement (the "1995 Agreement"). Under the 1995 Agreement, Dr. Straeter's employment may be terminated only "for cause," upon his disability, or for his failure to perform the duties of his office. Should Dr. Straeter be terminated for such failure or disability, he shall be entitled to receive his then current base salary, plus bonus, for a period of 12 months from the date of termination, and, if such termination occurs prior to age 55, he (and his dependents) shall be entitled to receive a continuation of health benefits until age 55. Thereafter, Dr. Straeter will be eligible to receive such retiree benefits, if any, as may be provided from time to time for retirees whose active employment with GDE is terminated at age 55, or, at his option, substantially the same coverage as existed at November 20, 1995. Such coverage shall, in any event, terminate when Dr. Straeter reaches age 65, and shall be reduced by the amount of any medical benefits provided to him by any third party. Further, in the event of such termination, Dr. Straeter will be entitled to early retirement benefits, calculated as if he were eligible to commence such benefits immediately upon his termination. In exchange for the foregoing, Dr. Straeter will be available for consulting with the Company for up to 200 hours per year, at a mutually agreeable rate, plus $1,000 per month.

     The 1995 Agreement also provides for Dr. Straeter to maintain the Company's proprietary information in confidence, and contains non-competition provisions.

RETIREMENT BENEFITS AND RELATED INFORMATION

     The Company has a Defined Benefit Retirement Plan (the "Tracor Retirement Plan") which provides retirement benefits for its employees and employees of participating affiliates. Each employee becomes vested in the Retirement Plan upon the completion of five years of vesting service or, if hired at age 45 or older, vesting is immediate. Monthly benefits, payable at normal retirement age, are based upon an amount equal to one percent of final "average monthly compensation" up to "covered compensation" plus one and one-half percent of final average monthly compensation in excess of covered compensation, multiplied by the years of credited service with the Company, less one year. Average monthly compensation is defined as the average monthly compensation actually paid, including bonuses and overtime pay, for the five highest successive calendar years out of the 10 calendar years immediately preceding retirement or termination. Covered compensation is defined as the average of the maximum wages subject to social security taxes for the 35 years ending in the calendar year before the employee reached social security retirement age. Credited service is the period of the employee's total employment with the Company. The monthly benefits are not subject to deductions for social security or other offset amounts.

     Vitro has a Defined Benefit Retirement Plan which provides monthly benefits, payable at normal retirement age, which are based on the amount equal to one and one-tenth percent of average annual compensation up to covered compensation plus one and three-quarters percent of average annual compensation in excess of covered compensation, multiplied by the years of credited service. Average annual compensation means the average of annual earnings during the employee's five consecutive highest paid years with Vitro. Credited service generally means all the employee's years of service with Vitro. The monthly benefits are not subject to deductions for social security or other offset amounts.

     GDE has a Defined Benefit Retirement Plan which provides monthly benefits, payable at normal retirement age, which are based on the amount equal to approximately one and three-tenths percent of average annual compensation, multiplied by the years of credited service. Average annual compensation means the average of annual earnings during the employee's five consecutive highest paid years with GDE. Credited service generally means all the employee's years of service with GDE. The monthly benefits are not subject to deductions for social security or other offset amounts.

     The following tables show the estimated annual benefits payable upon retirement to persons in specified remuneration and years of service classifications who would retire in 1996 at age 65. The amounts shown in the tables were determined as normal retirement benefits at December 31, 1995 and were based on pay limited by Section 401(a)(17) of the Code. Benefits are limited by Section 415 of the Code without regard to combined plan limitations.

                            RETIREMENT PLAN BENEFITS

                                TRACOR, INC.(1)

     FINAL
    AVERAGE                                                      YEARS OF SERVICE
     ANNUAL                                            -------------------------------------
  COMPENSATION                                           15        20        25        30
  ------------                                         -------   -------   -------   -------
   $ 100,000.........................................  $19,194   $26,046   $32,904   $39,759
      125,000........................................   24,444    33,174    41,904    50,634
      150,000........................................   29,694    40,299    50,904    61,509
      175,000........................................   34,194    46,674    59,154    71,634
      200,000........................................   38,694    53,050    67,404    81,760
      250,000........................................   45,145    62,189    79,231    96,275
    1,121,890(2).....................................   45,145    62,189    79,231    96,275

                              VITRO CORPORATION(1)

     FINAL
    AVERAGE                                                      YEARS OF SERVICE
     ANNUAL                                           --------------------------------------
  COMPENSATION                                          15        20        25         30
  ------------                                        -------   -------   -------   --------
    $100,000........................................  $23,723   $31,630   $39,538   $ 47,446
    125,000.........................................   30,285    40,380    50,475     60,571
    150,000.........................................   36,848    49,130    61,413     73,696
    175,000.........................................   42,552    57,028    71,504     85,981
    200,000.........................................   48,239    64,903    81,567     98,231
    250,000.........................................   56,393    76,192    95,992    115,792
    377,182(2)......................................   56,393    76,192    95,992    115,792

                               GDE SYSTEMS, INC.

     FINAL
    AVERAGE                                                      YEARS OF SERVICE
     ANNUAL                                            -------------------------------------
  COMPENSATION                                           15        20        25        30
  ------------                                         -------   -------   -------   -------
    $100,000.........................................  $20,000   $26,667   $33,333   $40,000
    125,000..........................................   25,000    33,333    41,667    50,000
    150,000..........................................   30,000    40,000    50,000    60,000
    175,000..........................................   34,333    46,000    57,667    69,333
    200,000..........................................   38,667    52,000    65,333    78,666
    250,000..........................................   44,879    60,601    76,324    92,047
    420,350(2).......................................   44,879    60,601    76,324    92,047

- ---------------

(1) Employees of Vitro Corporation and Vitro Services whose credited service begins on or after January 1, 1996, are covered under the Tracor Retirement Plan.
(2) Represents 120% of covered compensation for the most highly compensated individual who would be entitled to benefits under the particular plan.

     As of December 31, 1995, the persons named in the Summary Compensation Table were credited with the following years of service under the Retirement
Plan: Mr. Floyd, 5.6; Mr. Skaggs, 5.8; Mr. Painton, 30.1; Dr. Straeter, 15.8; and Mr. Campbell, 25.6.

     The remuneration covered by the Tracor Retirement Plan for the named executive officer generally corresponds with the salary amounts set forth in the Summary Compensation Table.

NON-QUALIFIED SUPPLEMENTAL RETIREMENT BENEFIT

     During 1993 the Company established the Non-Qualified Supplemental Retirement Program (the "Program") for certain of its executive officers. The Program provides that upon normal retirement or termination (not for "cause"), Company officers covered by the Program will receive a monthly income of up to (depending on the years of service of the officer subsequent to December 21, 1991) 50% of the average compensation for the 36 months immediately prior to the date of retirement or termination, less the amount of retirement benefits which the officer would otherwise be entitled to under the Retirement Plan. The Program further provides that upon the death of the officer, his or her spouse would be entitled to receive a monthly income equal to one-half of the benefit which would otherwise be payable to the officer. Currently, Messrs. Floyd, Painton and Skaggs are participants in the Program. Messrs. Skaggs and Floyd also are eligible to become immediately vested in 100% of the benefits under the Program in the event of a sale or assignment of substantially all of the business and assets of the Company and the failure of the purchaser to assume the liabilities arising from the employment agreements between the Company and Messrs. Skaggs and Floyd and for certain other specified events which would generally constitute a breach of those employment agreements by the Company. Assuming the individuals remain in the employ of the Company until their normal retirement age, each of the following executives will receive an annuity, as described above, which, on an actuarial basis, is equal to the following annual payments: Mr. Floyd, $154,742; Mr. Painton, $123,107; and Mr. Skaggs, $426,150.

     Dr. Straeter is eligible to receive benefits from the GDE Systems, Inc. Supplemental Retirement Plan. This plan is designed to replace any pension benefit lost to Dr. Straeter if his final average covered compensation is in excess of the limitations for eligible compensation contained in Sections 415 or 401(a)17 of the Code. Assuming Dr. Straeter remains employed by the Company until his normal retirement age, he will receive an annuity with an estimated annual payment of $118,876.

COMMITTEES OF THE BOARD

     Audit/Ethics Committee. The Committee met twice in 1995. The duties of the Audit/Ethics Committee are to:

          a. recommend to the Board of Directors a firm of independent auditors to perform the audit of the annual financial statements of the Company;

          b. review with the independent auditors and with financial management the proposed scope of the annual audit, past audit experience, the Company's internal audit program, recently completed internal audits, and other matters bearing upon the scope of the audit;

          c. review with the independent auditors and with financial management significant matters revealed in the course of the audit of the annual financial statements of the Company;

          d. review on an annual basis the status of the Company's legal and ethical operations and whether the Company's Ethics Policies have been communicated by the Company to all key employees of the Company and its subsidiaries;

          e. review with financial management any suggestions and recommendations of the independent auditors of the Company;

          f. meet on a regular basis with a representative or representatives of the Internal Audit Department of the Company and to review the Internal Audit Department's Reports of Operations; and

          g. report its activities and actions to the Board at least once each fiscal year.

     Members of the Audit/Ethics Committee are Anthony Grillo, Chairman, William
E. Conway and Thomas P. Stafford.

     The independent auditors and Tracor's Internal Auditor have direct access to the Committee and may discuss with it any matters which may arise in connection with audits, the maintenance of internal accounting controls, or any other matter relating to Tracor's financial affairs. Furthermore, the Committee may authorize the independent auditors to investigate any matters which the Committee deems appropriate and may present its recommendations and conclusions to the Board.

     Compensation/Stock Option Committee. The Committee met three times in 1995. The duties of the Compensation/Stock Option Committee are to:

          a. administer all Tracor stock option plans;

          b. recommend policies dealing with compensation, position evaluations, and personnel engagements, transfers and terminations, including the Company's annual Incentive Program;

          c. review and recommend major compensation plans;

          d. recommend the Company's management development programs and procedures;

          e. approve and recommend to the Tracor Board compensation for corporate officers; and

          f. review the administration of the Tracor Retirement Plan.

     Members of the Compensation/Stock Option Committee are Julian Davidson, Chairman, Bob Marbut, and Elvis L. Mason.

COMPENSATION/STOCK OPTION COMMITTEE REPORT

     Executive Compensation Principles. The Company's Executive Compensation Program is based on guiding principles designed to align executive compensation with Company values and objectives, business strategy, management initiative and business financial performance. In applying these principles, the Compensation/Stock Option Committee (the "Committee") has established a program to: (a) attract and retain key executives critical to the long-term success of the Company and each of its business groups; (b) reward executives for long-term strategic management and enhancement of stockholder values; (c) integrate compensation programs with both the Company's annual and long-term strategic planning and measuring processes; and (d) support a performance-oriented environment that rewards performance not only with respect to Company goals but also Company performance as compared to that of industry performance levels.

     Executive Compensation Program. The total compensation program consists of both cash and equity based compensation. The annual compensation consists of a base salary and an annual incentive. The Committee determines the salary for officers and reviews the overall budgets and salary of all executives on the incentive plan. Actual salary changes are based on performance and on national industry salary surveys in related industries, depending on the areas in which the particular executive is employed, and supplemented by other surveys which were used to enhance the analysis. These surveys cover essentially the same companies that are included in the Dow Jones Aerospace and Defense Index included in the Performance Graph below. The salary levels are targeted to the median of such surveys, with variations based upon the experience of each officer and the complexity of his particular responsibilities. In considering the salary increases from 1994 to 1995, the Committee also evaluated each executive's performance in several areas, including performance relative to planned sales, profit, bookings and cash generation for the executive's area of responsibility. In addition, overall company performance is considered. Except for Dr. Straeter, who received an increase based upon certain economic indices, no increases were required, or given, pursuant to the terms of any employment agreements.

     Incentive Compensation Program. Effective in December 1991, the Company adopted a performance incentive plan under which executive officers and other high-level employees may receive compensation based on the achievement of individual and Company objectives. Eligible participants include officers and other key employees of the Company who are in a position to make substantial contributions to the management, growth and success of the Company. Payment of an award is contingent upon the achievement of specified levels of sales, earnings, bookings, and cash generation of the Company and/or the employee's unit ("performance goals") each year based upon the annual operating plan of the Company. A smaller portion of each person's incentive payment is based on individual and direct organization qualitative criteria such as increases in efficiency of the executive's area of responsibility, adherence to budgetary plans and implementation of new operating procedures and programs. At the close of each fiscal year, the performance of the operating unit in which the employee participates is reviewed against the planned performance goals. Division and company objectives are also evaluated, and awards are issued. In the event the performance goals are not achieved, the awards are reduced or eliminated entirely. If performance goals are exceeded, which was the average case in 1995, the amount of an award may be increased. In reviewing the performance of the named executives for 1995, the Committee determined that each individual and Tracor exceeded their overall respective goals for the year. Pursuant to awards made under this plan for 1995, executive officers as a group received payments totaling $1,508,885, and other high level employees as a group received payments totaling $4,855,953.

     Stock Plans. In December 1991, the Company adopted the Stock Plan for Employees of Tracor, Inc. and Subsidiaries (the "1991 Plan"). In April 1995, the Company adopted the 1995 Plan (together with the 1991 Plan, the "Stock Plans"). Pursuant to the Stock Plans options to purchase Tracor Common Stock, stock appreciation rights ("SARs") (rights, granted in tandem with an option (or alone), to receive cash payments equal to any appreciation in value of the shares subject to option from the date of the option grant to the date of exercise in lieu of the exercise of an option), and/or shares of restricted stock may be granted to officers and other key employees of the Company and its subsidiaries. The plan is administered by the Committee, which has authority to determine the individuals to whom and the terms pursuant to which grants shall be made. Prices can be any price, but incentive stock options are issued at the market price of Tracor Common Stock on the date of grant, while nonqualified option exercise prices typically are, and to date have exclusively been, not less than the fair market value of the Company's common stock on the date of the option grant. The term of the options cannot exceed 10 years.

     Under the Stock Plans, the Committee grants stock options, restricted shares, and/or SARs based upon its review of surveys and publicly available information relating to the amount and type of awards granted to executives in the defense aerospace industry, as well as its review of each executive's performance, evaluated as described above. In making the awards, the Committee also considers the amount of grants currently held by each executive but not the amount of shares currently held thereby, unless said holdings should be unusually large, which to date, has not been the case. Through the award of grants, the objective of aligning executive officers' long-range interests with those of the shareholders are met by providing the executive officers with the opportunity to build a meaningful stake in the Company.

CHIEF EXECUTIVE OFFICER COMPENSATION REPORT OF THE COMPENSATION/STOCK OPTION COMMITTEE

     The Compensation Committee of the Tracor Board met for the purpose of evaluating the performance of the Company's Chief Executive Officer. In accordance with the Company's Executive Compensation Program, the Committee evaluated Mr. Skaggs' performance for the year based on both objectively evaluated quantitative criteria and on subjectively evaluated qualitative criteria. Mr. Skaggs' base salary and total compensation were also evaluated with respect to similar positions in the industry using a number of compensation surveys. The goal of the Committee was to determine whether an increase in his base salary was merited and, if so, how much of an increase should be recommended to the Tracor Board. The Committee additionally determined the amount of incentive compensation and stock options to recommend that the Tracor Board award to Mr. Skaggs.

     At the beginning of each fiscal year, the Tracor Board establishes quantitative and qualitative goals or "targets" for the CEO of the Company. Results are evaluated at the end of the fiscal year.

     Quantitative Goals. For 1995, the Committee evaluated the results of three quantitative criteria. They were:



                                                            TARGET          ACTUAL       % OF TARGET
                                                         -------------   -------------   -----------
                                                         (IN MILLIONS)   (IN MILLIONS)
    Earnings(1):.......................................     $ 68.03        $  76.885         113%
    Net Cash Activity:.................................        7.65           35.326         462
    Bookings:..........................................     906.956        1,006.980         111

- ---------------

(1) Before interest, taxes and other deductions.

     Qualitative Goals. In addition, the Committee subjectively evaluated the results of eight qualitative criteria. The qualitative criteria are:

          1. Improve Return on Shareholder Equity;

          2. Increase Share Price Greater Than Index;

          3. Increase Shareholder Equity;

          4. Make Significant Progress Toward Strategic Business Goals;

          5. Conduct Lawful Business Operations;

          6. Keep the Board Informed and Assure No Negative Surprises;

          7. Complete Equity Restructuring to Reduce Warrants; and

          8. Maintain Outstanding Corporate Team.

     Base Salary and Annual Incentive Compensation. Based upon their review of Mr. Skaggs' overall 1995 performance for base salary and annual incentive purposes, the Committee determined Mr. Skaggs significantly exceeded both quantitative and qualitative target measures. The Committee also considered the Company's 1995 performance improvements over 1994 in determining the base salary increase. These improvements include a 27.8% increase in sales, a 42.6% increase in earnings before interest and taxes, a 50.2% increase in net income, a 14.6% increase in firm backlog, and a 2.8% increase in total backlog. As a result, the Committee recommended the following:

          The Committee concluded that Mr. Skaggs should receive a base salary increase of five percent (5%) effective for the 1996 year. Further, it was determined that this increase should be changed to 10% in the event that the currently pending acquisition of AEL Industries should be successfully completed.

          Mr. Skaggs' annual incentive compensation for 1995 was calculated using a mathematical equation which took into account quantitative performance results related to earnings, net cash and bookings plus the achievement of qualitative goals as evaluated by the Committee. Using the mathematical equation and the evaluated incentive results described above, Mr. Skaggs' recommended annual incentive bonus is 78.78% of his 1995 base salary.

     Stock Option Grants. The stock option grants made to Mr. Skaggs under the Company's 1995 Stock Plan were determined using the criteria described under the Stock Plan referenced previously. Option grants received by Mr. Skaggs in fiscal year 1995 are noted in the table entitled "Option Grants in Fiscal Year 1995" under the caption "-- Compensation of Directors and Executive Officers."

                                          COMPENSATION/STOCK OPTION COMMITTEE

                                          Dr. Julian Davidson, Chairman
                                          Bob Marbut
                                          Elvis L. Mason

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Company's Compensation/Stock Option Committee are Julian Davidson, Chairman; Bob Marbut; and Elvis Mason. No committee member is or has been an officer or employee of the Company. In addition, no executive officer of the Company served on the compensation committee of a company that had an executive officer serving on the Company's Compensation/Stock Option Committee. No executive officer of the Company served as a director of a company that had an executive officer serving on the Company's Compensation/Stock Option Committee and no executive officer of the Company served as a member of another company's compensation committee if such company had an executive officer serving as a director of the Company.

PERFORMANCE GRAPH

     The following graph shows a comparison of the cumulative total returns of an investment in (i) Tracor Common Stock, (ii) the Nasdaq Stock Index and (iii) the Dow Jones Defense & Aerospace Index. The comparison assumes an investment of $100 on December 31, 1991 in the Tracor Common Stock and each of the two indices and assumes reinvestment of dividends.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
                OF TRACOR, INC., THE NASDAQ STOCK INDEX AND THE
                      DOW JONES AEROSPACE & DEFENSE INDEX

                                                  NASDAQ NA-
      MEASUREMENT PERIOD         DJ AEROSPACE     TIONAL MAR-
    (FISCAL YEAR COVERED)          & DEFENSE          KET        TRACOR, INC.
1992                                     94.94          101.03          125.33
1993                                    127.97          123.14          378.23
1994                                    148.84          121.86          479.42
1995                                    243.11          170.81          699.72

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mason Best Company, of which Elvis L. Mason, a director of the Company, is the managing partner, beneficially owns approximately 34% of Westmark. During each of 1993, 1994 and the first six months of 1995, Westmark reimbursed Tracor at the rate of $85,000 per annum for fees for services performed relating to stockholder, accounting, and general corporate matters pursuant to an administrative services agreement which was terminated as of June 30, 1995.

     In December 1991, Tracor entered into an eight year lease agreement with Westmark pursuant to which Tracor leased approximately six acres of real property from Westmark in Austin, Texas. Tracor makes annual payments to Westmark under such lease in the amount of $101,901.

     In February 1995, the Company entered into an agreement with Westmark to grant Westmark certain demand registration rights with respect to the Class A Common Stock, the Series B Warrant and the Series C Warrant.

     Upon the consummation of the Acquisition, the Class A Common Stock will be cancelled and the Class A Director position will be automatically eliminated from the Tracor Board in accordance with the provisions of the Certificate of Incorporation. Pursuant to the terms of the Acquisition Agreement, the Tracor Board will be increased by one regular director position upon consummation of the Acquisition. The Tracor Board has agreed to appoint Elvis L. Mason for a three-year term to fill the vacancy created by such action. Mr. Mason has served since 1991 as the Class A Director elected by Westmark as holder of the Class A Common Stock. Mr. Mason is a controlling person of Mason Best, the largest Westmark shareholder.

STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following tables set forth as of March 19, 1996, certain information known to the Company with respect to the beneficial ownership (as defined in the rules of the Commission) of Tracor Common Stock (Table 1) and Class A Common Stock (Table 2) by all directors, the chief executive officer and the other executive officers named on the summary compensation table, all directors and executive officers as a group and any person who is known by the Company to be the beneficial owner of more than five percent of the Tracor Common Stock or Class A Common Stock. The percentages are calculated including shares which are subject to outstanding warrants and options held by directors and officers.

                          TABLE 1. TRACOR COMMON STOCK

                                                                                  PERCENT
                                                        NUMBER     -------------------------------------
        NAME AND ADDRESS OF BENEFICIAL OWNER          OF SHARES    PRE-ACQUISITION   POST-ACQUISITION(1)
- ----------------------------------------------------  ----------   ---------------   -------------------
Dr. Julian Davidson.................................       9,974            *                     *
Anthony Grillo......................................      19,000            *                     *
Bob Marbut..........................................      24,500            *                     *
Elvis L. Mason, 2121 San Jacinto, Suite 1000,
  Dallas,
  Texas 75201.......................................   3,362,214(2)       20.3%           1,352,043(3)
Lt. Gen. Thomas P. Stafford.........................       4,000            *                     *
James B. Skaggs.....................................     292,089(4)        2.2                  1.4%
Barry G. Campbell...................................      22,151(5)          *                    *
Russell E. Painton..................................      79,900(6)          *                    *
Robert K. Floyd.....................................      66,523(7)          *                    *
George R. Melton....................................      65,400(8)          *                    *
Dr. Terry A. Straeter...............................     184,331(9)        1.4                    *
William E. Conway...................................      12,046            *                     *
Gerald B. Unterman, 70 E. 55th Street, New York,
  New York 10022....................................   2,038,475(10)       14.7                 9.3
Edward C. Johnson, 82 Devonshire Street, Boston,
  Massachusetts 02109...............................   1,658,430(11)       12.6                 7.8
Westmark Systems, Inc., 2121 San Jacinto, Suite
  1000, Dallas, Texas 75201.........................  10,704,428(12)       44.8                   *
The Carlyle Group L.P., 1001 Pennsylvania Avenue,
  Suite 200 South, Washington, D.C. 20004-2505......     890,555          6.8                   4.2
General Electric Pension Trust, 3003 Summer Street,
  Stamford, Connecticut 06905.......................          --           --                  10.4(13)
All directors and executive officers as a group,
  including those named above.......................     496,273(14)       25.7                 5.0

- ---------------

  *  less than 1%
 (1) Gives effect to the issuance of 7,949,594 shares of Tracor Common Stock in connection with the Acquisition, based on an assumed Average Tracor Trading Price of $15.80 per share.
 (2) 4,000 shares are held directly by Mr. Mason. Westmark beneficially owns 10,704,428 shares of Tracor Common Stock issuable upon exercise of the Series B Warrant and Series C Warrant as well as 978,458 shares of Class A Common Stock. Mr. Mason may be deemed to beneficially own a portion of these shares by virtue of his position as managing partner of Mason Best Company, L.P., which owns approximately 34% of Westmark. Mr. Mason disclaims beneficial ownership of the shares beneficially owned by Westmark.
 (3) Upon completion of the Acquisition, Mr. Mason will directly own an additional 4,966 shares of Tracor Common Stock bringing his direct holdings to 8,966 shares. Mr. Mason may then be deemed to beneficially own an additional 1,343,077 shares of Tracor Common Stock by virtue of his position as managing partner of Mason Best Company, L.P.

 (4) 162,760 shares are held pursuant to currently exercisable stock options, and 100,000 are held pursuant to stock options which become exercisable within 60 days. In addition, 10,000 shares are held pursuant to Series A Warrants which are convertible into Tracor Common Stock.
 (5) 15,000 shares are held pursuant to currently exercisable stock options, and 6,000 shares are held pursuant to stock options which become exercisable within 60 days.
 (6) 39,700 shares are held pursuant to currently exercisable stock options, and 13,300 shares are held pursuant to stock options which become exercisable within 60 days.
 (7) 47,250 shares are held pursuant to currently exercisable stock options, and 16,000 shares are held pursuant to stock options which become exercisable within 60 days. In addition, 1,000 shares are held pursuant to Series A Warrants which are convertible into Tracor Common Stock.
 (8) 45,000 shares are held pursuant to currently exercisable stock options, and 15,400 shares are held pursuant to stock options which become exercisable within 60 days.
 (9) 18,000 shares are owned directly by Dr. Straeter and 158,331 shares are held by a family trust over which Dr. Straeter has control. In addition, 1,500 shares are held pursuant to currently exercisable stock options, 4,500 share are held pursuant to stock options which become exercisable within 60 days, and 2,000 shares are issuable upon exercise of Series A Warrants.
(10) GBU, Inc. is the sole general partner of Oak Tree Partners, L.P. and GEM Convertible Securities Partners, L.P. GBU beneficially owns 1,177,599 shares of Tracor Common Stock (which are directly owned by Oak Tree Partners, L.P.) and 152,500 Series A Warrants (which are directly owned by GEM Convertible Securities Partners, L.P.) to purchase Tracor Common Stock. Gerald B. Unterman is the president, majority shareholder and a director of GBU, Inc. He is also the president, sole shareholder and a director of GEM Capital Management, Inc. GEM Capital Management, Inc. is a registered investment advisor whose accounts own 60,001 shares of Tracor Common Stock which Mr. Unterman may be deemed to beneficially own. Mr. Unterman is the trustee of a profit sharing plan which owns 34,000 shares of Tracor Common Stock. In addition, Mr. Unterman owns directly 100,000 shares of Tracor Common Stock and 514,375 Series A Warrants. With respect to the 1,177,599 shares owned by Oak Tree Partners, L.P., GBU owns a 9.9% interest in that partnership and Mr. Unterman owns 83% of GBU, Inc. Therefore, Mr. Unterman claims beneficial ownership of only 97,740 of those shares. With respect to the 152,500 shares which may be acquired upon the exercise of the 152,500 Series A Warrants owned by GEM Convertible Securities Partners, L.P., GBU, Inc. owns a 1% interest in that partnership, and Mr. Unterman owns 83% of GBU, Inc. Therefore, Mr. Unterman claims beneficial ownership of only 1,266 of those shares.
(11) Edward C. Johnson is the Chairman of FMR Corp., which beneficially owns 1,556,030 shares of Tracor Common Stock. Fidelity Contrafund, which is controlled by FMR Corp., owns 827,300 shares of Tracor Common Stock. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 102,400 shares of Tracor Common Stock. Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 102,400 shares and sole power to vote or to direct the voting of 99,700 shares, and no power to vote or to direct the voting of 2,700 shares of Tracor Common Stock.
(12) Consists of 5,249,428 and 5,455,000 shares of Tracor Common Stock issuable upon exercise of Series B Warrant and Series C Warrant, respectively, held by Westmark, and excludes 978,458 shares of Class A Common Stock held by Westmark. The Series B Warrant is exercisable until December 27, 2001 at an exercise price of $4.42 per share. The Series C Warrant is exercisable until December 27, 2001 at an exercise price of $7.36 per share. Westmark is expected to dissolve immediately after the Acquisition pursuant to the Plan of Liquidation.

(13) Upon completion of the Acquisition and the distribution of Westmark's assets pursuant to the Plan of Liquidation, and assuming an Average Tracor Trading Price of $15.80 per share and assuming conversion of the Westmark Preferred Stock as of June 13, 1996, the General Electric Pension Trust is expected to own approximately 2,202,588 shares of Tracor Common Stock.

(14) Includes shares subject to outstanding warrants and options held by directors and officers.

                         TABLE 2. CLASS A COMMON STOCK

                                                                           BENEFICIAL OWNERSHIP
                                                                           --------------------
            DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS              NUMBER       PERCENT
- -------------------------------------------------------------------------  -------      -------
Elvis L. Mason...........................................................  330,719(1)      34%
Westmark Systems, Inc....................................................  978,458        100
All directors and executive officers as a group, including those named
  above..................................................................  330,719(1)      34

- ---------------

(1) Mr. Mason may be deemed to beneficially own all of these shares by virtue of his position as managing partner of Mason Best, which owns approximately 34% of Westmark. Mr. Mason disclaims beneficial ownership of the shares owned by Westmark. Following the Acquisition, no shares of Class A Common Stock will be outstanding.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company believes that, since December 31, 1992, all filing requirements applicable to its officers, directors and greater than 10% beneficial owners were satisfied.

                      DESCRIPTION OF TRACOR CAPITAL STOCK

     The authorized capital stock of the Company consists of 53,000,000 shares of Tracor Common Stock, $.01 par value per share, 1,000,000 shares of Class A Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share.

TRACOR COMMON STOCK

     The holders of Tracor Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Holders of Tracor Common Stock are not entitled to cumulate their votes. Each share of Tracor Common Stock is entitled to participate equally in dividends with each other share of Tracor Common Stock and each share of Class A Common Stock if, as and when declared by the Board of Directors, subject to prior rights of Preferred Stock. The holders of Tracor Common Stock and Class A Common Stock also share ratably in any distribution upon liquidation or dissolution, subject to the prior rights of any holders of Preferred Stock. Holders of Tracor Common Stock have no conversion, redemption or preemptive rights. At March 19, 1996, there were approximately 7,008 holders of Tracor Common Stock, of which 258 were stockholders of record.

CLASS A COMMON STOCK

     The rights of the holders of Class A Common Stock are identical to those of the holders of Tracor Common Stock, except that the holders of Class A Common Stock alone have the right to vote as a class for the purpose of electing one director of the Company (the "Class A Director"), for the purpose of removing the Class A Director, or decreasing the number of directors by elimination of the Class A Director, and have no other voting rights with respect to the election of directors. The holders of Class A Common Stock also have the right to vote separately as one class for the purpose of increasing the number of directors which constitutes the whole board of directors, and they have the right to require that the board of directors call a special election to fill any vacancy on the board of directors caused by the removal, resignation or death of a Class A Director. Upon the sale, transfer or other ownership change of any share of Class A Common Stock other than by operation of law or by dividend or liquidation (or similar distribution) or by descent, bequest or inheritance, and in each case, without the payment of consideration, such share shall be automatically converted into a share of Tracor Common Stock. In the event and at such time as the number of outstanding shares of Class A Common Stock becomes less than 500,000, each outstanding share shall be converted into a share of Tracor Common Stock and the director position on the board of directors elected by the holders of Class A Common Stock shall be eliminated. At March 19, 1996, Westmark held all outstanding shares of Class A Common Stock.

PREFERRED STOCK

     The Tracor Board has the authority, without further action of the stockholders of the Company, to authorize the issuance of up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. At December 31, 1995, no shares of Preferred Stock had been issued by the Company. At the discretion of the Tracor Board, and subject to its fiduciary duties, the Preferred Stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, Preferred Stock could be issued with voting and conversion rights which could adversely affect the voting power of the holders of Tracor Common Stock. The issuance of Preferred Stock could also result in a series of securities outstanding that would have preferences over the Tracor Common Stock with respect to dividends and in liquidation.

CLASSIFIED BOARD

     The Bylaws are proposed to be amended to provide for a classified board. The proposed amendment may extend the time required to effect a change in control of the Tracor Board and may discourage hostile take-over bids for the Company. Without a classified board, a change in control of the Tracor Board can be made by stockholders holding a majority of the outstanding shares of Tracor Common Stock at a single annual meeting. If the Company implements a classified board, it may take at least two annual meetings for a majority of stockholders to effect a change in control of the Tracor Board, because only a minority of directors will be elected at each annual meeting. However, the holders of a majority of the shares represented in person or by proxy at any annual or special meeting of stockholders and entitled to vote at an election of directors may remove any or all directors of the Company at any time for cause. See "The Tracor Bylaw Amendment Proposal."

BUSINESS COMBINATIONS UNDER DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior thereto, did own) 15% or more of the corporation's voting stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation and Bylaws provide broadly for indemnification of the officers and directors of the Company. In addition, the Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director in his or her capacity as a director.

     The Company has entered into indemnification agreements with its directors and certain officers. These agreements provide that the Company will fully indemnify such person against all costs and expenses incurred in connection with legal proceedings that arise by reason of the fact that such person is or was an officer or a director of the Company. The agreements continue until the conclusion of all legal proceedings brought within ten years after such individual has ceased to be a director or officer of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Tracor Common Stock is Society National Bank, Dallas, Texas 75270.

                                    WESTMARK

BUSINESS

GENERAL

     Westmark is a privately-held corporation formed in August 1986 for the purpose of acquiring high technology businesses concentrating in the defense electronics industry. In October 1987, Westmark acquired the predecessor of Tracor ("Old Tracor") in a leveraged transaction. In 1989, Westmark incorporated Tracor Holdings, Inc. ("THI"), a substantially wholly owned subsidiary, to succeed to the operations and businesses of Old Tracor. THI became the parent company to all the businesses and operations that previously existed within Tracor and its consolidated subsidiaries.

     During 1991, THI and certain of its domestic subsidiaries initiated and completed Chapter 11 proceedings. As a result of the bankruptcy, THI sold or relinquished ownership of all its businesses except for certain real estate. THI's businesses were realigned into the defense businesses which became Tracor and the components business which became Littelfuse, Inc. ("Littelfuse"). THI retained only certain property in Texas and Illinois owned by its former operating subsidiaries (the "Westmark Real Estate"). Westmark received 978,458 shares of Class A Common Stock, Series B Warrant to purchase 5,249,428 shares of Tracor Common Stock, Series C Warrant to purchase 5,455,000 shares of Tracor Common Stock and a warrant to purchase 700,000 shares of the common stock of Littelfuse, and retained ownership of all of the outstanding common stock of THI and, therefore, the Westmark Real Estate.

     Westmark's business consists primarily of managing the Westmark Real Estate and its investment portfolio. The Westmark Real Estate consists of a parcel of approximately 6.1 acres of real estate in Austin, Texas which is leased to Tracor for $8,491.75 per month and a parcel of real estate of approximately 4.3 acres together with improvements thereon in Iroquois County, Illinois, which is leased to Littelfuse for $7,125 per month. Both leases expire on December 27, 1999 and are each subject to options to purchase in favor of the lessee thereunder for a fixed amount plus unpaid rentals through the term of the lease.

SALE OF LITTELFUSE WARRANT

     On April 3, 1996, pursuant to the Warrant Purchase Agreement, dated as of March 1, 1996, between Littelfuse and Westmark, Westmark sold the Littelfuse Warrant to Littelfuse for $16,730,670 in cash.

EMPLOYEES

     Westmark has no employees, but retains Mason Best Company, L.P. ("Mason Best") to provide accounting, bookkeeping, record keeping and other administrative services pursuant to an Administrative Services Agreement. The Administrative Services Agreement will be amended at the Closing to provide for a final cash payment to Mason Best in the amount of $207,500 and Mason Best will agree to continue to provide the services currently provided thereunder to Westmark during the three-year winding up period following the dissolution of Westmark.

SELECTED FINANCIAL INFORMATION

     The selected financial data regarding Westmark set forth below is as of and for each of its most recent four years. The statement of operations data for each of the three years in the period ended December 31, 1995 and the balance sheet data as of December 31, 1995 and 1994 has been derived from Westmark's consolidated financial statements for such periods, which were audited by Price Waterhouse LLP as indicated in their report included elsewhere in this Joint Proxy Statement/Prospectus. The financial data for the year ended December 31, 1992 and the balance sheet data as of December 31, 1993 has been derived from unaudited consolidated financial statements not included herein. In the opinion of Westmark's management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which Westmark considers necessary for a fair presentation of the financial position and results of operations for the period. The selected financial information should be read in conjunction with "Westmark -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                             YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                                 1995          1994          1993          1992
                                              -----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Revenues:
  Rental income from related parties........  $   187,401   $   187,401   $   187,401   $   187,401
  Interest income...........................       16,720        19,167        22,927        33,828
  Gain on investment disposition............           --       476,445            --            --
  Other income..............................           --            --            --        43,931
                                              -----------   -----------   -----------   -----------
          Total revenue.....................      204,121       683,013       210,328       265,160
                                              -----------   -----------   -----------   -----------
Expenses:
  Legal.....................................      132,544       160,332       187,819       309,175
  Oversight and administration..............       85,000        85,000        85,000        85,000
  Directors' fees...........................       48,000        48,000        48,000        48,000
  Insurance.................................       47,500        46,780       170,090            --
  Depreciation and amortization.............           --         3,672        13,061        19,413
  Litigation expense........................           --       276,445       400,000            --
  Office operations.........................       28,889        17,239         5,142        16,072
                                              -----------   -----------   -----------   -----------
          Total expenses....................      341,933       637,468       909,112       477,660
                                              -----------   -----------   -----------   -----------
Income (loss) before income taxes...........     (137,812)       45,545      (698,784)     (212,500)
Income tax benefit (expense)................       45,738       (20,002)      241,498       201,265
                                              -----------   -----------   -----------   -----------
Net income (loss)...........................      (92,074)       25,543      (457,286)      (11,235)
Dividends applicable to preferred stock.....    2,578,122     2,578,122     2,578,122     2,578,122
                                              -----------   -----------   -----------   -----------
Net loss applicable to common stock.........  $(2,670,196)  $(2,552,579)  $(3,035,408)  $(2,589,357)
                                               ==========    ==========    ==========    ==========
Net loss per common share...................  $     (0.11)  $     (0.11)  $     (0.13)  $     (0.10)
                                               ==========    ==========    ==========    ==========

                                                                  DECEMBER 31,
                                              -----------------------------------------------------
                                                 1995          1994          1993          1992
                                              -----------   -----------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
BALANCE SHEET DATA:
Cash........................................  $   318,427   $   452,176   $   759,881   $ 1,072,995
Working capital.............................      291,701       433,354       388,197     1,077,820
Property and plant, net.....................      163,830       163,830       165,054       175,475
Total assets................................      913,712       997,882     1,353,576     1,457,034
Shareholders' equity........................      878,494       970,568       945,025     1,402,311

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Westmark is a privately-held corporation based in Dallas, Texas, formed in August 1986 for the purpose of acquiring high technology businesses concentrating in the defense electronics industry. In October 1987, Westmark acquired Old Tracor. In 1989, Westmark incorporated THI, a wholly-owned subsidiary, to facilitate the restructuring of Old Tracor, to succeed to the operations and businesses of Old Tracor, and to facilitate the sale of certain of its businesses. As a result of the restructuring, THI became the parent company to all the businesses and operations that previously existed within Old Tracor and its consolidated subsidiaries. During the first quarter of 1991, THI and its active domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code. Through the bankruptcy, THI sold or relinquished ownership of substantially all of the assets of its businesses. Assets of the businesses not sold during bankruptcy were assigned on the effective date to two new corporations, Tracor and Littelfuse, established for this purpose pursuant to the bankruptcy plan of reorganization. Defense-related assets were assigned to Tracor and the electronic components business was assigned to Littelfuse. THI retained only certain real property and improvements in Texas and Illinois. Westmark received 978,458 shares of Class A Common Stock of Tracor, the Series B Warrant exercisable for 5,249,428 shares of Tracor Common Stock at $4.42 per share, the Series C Warrant exercisable for 5,455,000 shares of Tracor Common Stock at $7.36 per share and a warrant exercisable for 700,000 shares of common stock of Littelfuse at $8.36 per Littelfuse share. See "Business of Westmark -- General."

     The Company's revenue is derived principally from rental income and interest income.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain Consolidated Income Statement data expressed as a percentage of total revenue:


                                                                      FOR THE YEARS ENDED
                                                                          DECEMBER 31,
                                                                --------------------------------
                                                                  1995        1994        1993
                                                                --------     ------     --------
Revenues:
  Rental income from related parties..........................      91.8%      27.4%        89.1%
  Interest income.............................................       8.2        2.8         10.9
  Gain on investment disposition..............................        --       69.8           --
                                                                --------     ------     --------
          Total revenue.......................................     100.0%     100.0%       100.0%
                                                                 =======     ======      =======
Expenses:
  Legal.......................................................      64.9%      23.5%        89.3%
  Oversight and administration................................      41.6       12.5         40.4
  Directors' fees.............................................      23.5        7.0         22.8
  Insurance...................................................      23.3        6.8         80.9
  Depreciation and amortization...............................        --         .5          6.2
  Litigation expense..........................................        --       40.5        190.2
  Office operations...........................................      14.2        2.5          2.4
                                                                --------     ------     --------
          Total expenses......................................     167.5%      93.3%       432.2%
                                                                 =======     ======      =======
Income (loss) before income taxes.............................     (67.5)%      6.7%      (332.2)%
Income tax benefit (expense)..................................      22.4       (2.9)       114.8
                                                                --------     ------     --------
Net income (loss).............................................     (45.1)       3.8%      (217.4)
Dividends applicable to preferred stock.......................   1,263.0      377.5      1,225.8
                                                                --------     ------     --------
Net loss applicable to common stock...........................  (1,308.1)%   (373.7)%   (1,443.2)%
                                                                 =======     ======      =======

  Years Ended December 31, 1993, 1994 and 1995

     Total Revenue. Total revenue was $210,328, $683,013 and $204,121 in 1993, 1994 and 1995, respectively, representing an increase of 224.7% from 1993 to 1994 and a decrease of 70.1% from 1994 to 1995.

     Rental income was $187,401, $187,401 and $187,401 in 1993, 1994 and 1995,
respectively, representing stable income streams based on the lease agreements for the two properties which have been in effect since December 1991.

     Interest income was $22,927, $19,167 and $16,720 in 1993, 1994 and 1995,
respectively, representing decreases of 16.4% from 1993 to 1994 and 12.8% from 1994 to 1995. The decreases in dollar amounts are a result of decreases in Westmark's liquid investments. Interest income represented 10.9%, 2.8% and 8.2% of total revenue in 1993, 1994 and 1995, respectively.


     Gain on disposition of investment securities was $0, $476,445 and $0 in 1993, 1994 and 1995, respectively. The gain in 1994 resulted from the transfer of 34,500 shares of the Littelfuse warrant in a litigation settlement. See Note 8 of Notes to Consolidated Financial Statements.


     Legal Expenses. Legal expenses were $187,819, $160,332 and $132,544 in 1993, 1994 and 1995, respectively, representing 89.3%, 23.5% and 64.9% of total revenue in such years. The decrease in dollar amount and as a percentage of total revenue in 1994 was due primarily to the settlement in July 1994 of certain litigation. See Note 8 of Notes to the Consolidated Financial Statements. The decrease in the dollar amount of legal expenses in 1995 was primarily attributable to lower legal fees reflecting the absence of any claims.

     Oversight and Administration. Oversight and administrative expenses were $85,000 in 1993, 1994 and 1995, representing 40.4%, 12.5% and 41.6% of total revenue in such years. The stable dollar amounts resulted from administrative management agreements in place during those years. The agreements encompassed certain accounting, administrative and oversight services. See Note 9 of Notes to Consolidated Financial Statements.

     Directors' Fees. Directors' fees were $48,000 in 1993, 1994 and 1995, representing 22.8%, 7.0% and 23.5% of total revenue in such years.

     Insurance. Insurance expense was $170,090, $46,780 and $47,500 in 1993, 1994 and 1995, respectively, representing 80.9%, 6.8% and 23.3% of total revenue in such years. The decrease in dollar amount and as a percentage of total revenue in 1994 was due principally to the decline in activity in Westmark's ongoing operations. The slight increase in dollar amount for insurance in 1995 was primarily attributable to business conditions and normal premium increases.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $13,061, $3,672 and $0 in 1993, 1994 and 1995, respectively, representing 6.2%, .5% and 0% of total revenue in such years. The decreases in dollar amount resulted from fully depreciating the industrial buildings on Westmark's Illinois property. See Note 2 and 4 of Notes to Consolidated Financial Statements.

     Litigation Expense. Litigation costs were $400,000, $276,445 and $0 in 1993, 1994 and 1995, respectively. The costs were attributable to the settlement of Westmark's outstanding litigation. See Note 8 of Notes to Consolidated Financial Statements.

     Office Operation. Office operation expenses were $5,142, $17,239 and $28,889 in 1993, 1994 and 1995, respectively, representing 2.4%, 2.5% and 14.2%
of total revenue in such years. The increases in dollar amount resulted from increased expenses that were necessary to manage and support Westmark's operations.

     Provision for Income Taxes. The provision for income taxes includes federal and state income taxes currently payable and deferred taxes arising from timing differences in determining income for financial statement and tax purposes. See Note 7 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES


     Working capital at the end of 1993, 1994 and 1995 was $388,197, $433,354 and $291,701, respectively. The current ratio at December 31, 1993, 1994 and 1995 was 2.0, 16.9 and 9.3. Operations partially funded the lawsuit settlement and related litigation expense, which resulted in an overall decrease in available cash. Westmark has no outstanding borrowings, no funds available under any lines of credit and no outstanding financial guarantees.


MARKET PRICES OF WESTMARK COMMON STOCK, WESTMARK NONVOTING COMMON STOCK, WESTMARK PREFERRED STOCK; DIVIDENDS

     None of the shares of Westmark Common Stock, Westmark Nonvoting Common Stock or Westmark Preferred Stock is quoted on any securities exchange. Westmark is not aware of private sales of Westmark Common Stock, Westmark Nonvoting Common Stock or Westmark Preferred Stock since January 1, 1993. Westmark has never paid dividends on Westmark Common Stock, Westmark Nonvoting Common Stock or Westmark Preferred Stock.

STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to (i) directors of Westmark, (ii) executive officers of Westmark, (iii) shareholders of Westmark who were known to Westmark to beneficially own five percent or more of Westmark Common Stock outstanding as of the Westmark Record Date, and (iv) all directors and executive officers of Westmark as a group. The information set forth below is based upon the shareholder records of Westmark and other information known to Westmark.

                                                                         WESTMARK COMMON STOCK
                                                                  -----------------------------------
                    NAME OF BENEFICIAL OWNER                      NUMBER OF SHARES   PERCENT OF CLASS
- ----------------------------------------------------------------
OFFICERS AND DIRECTORS
M. Philip Guthrie(1)............................................              0               0
Alan M. Lewis(2)................................................              0               0
Stephen A. Sallot, III..........................................              0               0
Suzanne L. Nobles...............................................              0               0
All Officers and Directors as a group (4 persons)(1)(2).........              0               0
WESTMARK SHAREHOLDERS
Mason Best Company, L.P.(3).....................................     12,038,658            46.6%
  2121 San Jacinto Street, Suite 1000
  Dallas, Texas 75201
General Electric Pension Trust(4)...............................      8,191,465            32.9%
  3003 Summer Street
  Stamford, Connecticut 06905
Chrysler Corporation Master Retirement Plan.....................      2,581,755            13.0%
  Pension Fund Investments
  Chrysler Corporation
  12000 Chrysler Drive, CIMS 416-17-4
  Highland Park, Michigan 48288-1919
Tanks Consolidated Investments Limited(5).......................      1,721,200             8.6%
  c/o Squires, Sanders & Dempsey
  520 Madison Avenue
  New York, NY 10022

- ---------------

(1)Does not include 6,155,324 shares of Westmark Common Stock and 233,900 shares of Westmark Preferred Stock held by Mason Best, of which Mr. Guthrie is a Managing Director. Mr. Guthrie disclaims beneficial ownership of such shares.

(2)Does not include 3,266,795 shares of Westmark Common Stock, 1,350,448 shares of Westmark Nonvoting Common Stock and 195,787 shares of Westmark Preferred Stock owned by General Electric Pension Trust, of which Mr. Lewis is an officer. Mr. Lewis disclaims beneficial ownership of all such shares.

(3)Includes 6,155,324 shares of Westmark Common Stock and 233,900 shares of Westmark Preferred Stock which, as of the Westmark Record Date, are convertible into 5,883,334 shares of Westmark Common Stock. Excludes 2,250,687 Westmark Warrants exercisable for an identical number of shares of Westmark Common Stock, which Mason Best intends to tender to Westmark in the Warrant Repurchase Offer.

(4)Includes 3,266,795 shares of Westmark Common Stock and 195,787 shares of Westmark Preferred Stock which, as of the Westmark Record Date, are convertible into 4,924,670 shares of Westmark Common Stock. Excludes 1,350,488 shares of Westmark Nonvoting Common Stock owned by General Electric Pension Trust and 120,670 shares of Westmark Nonvoting Common Stock owned by Jessica Equities, Ltd., an affiliate of General Electric Pension Trust. Also excludes 960,067 Westmark Warrants exercisable for an identical number of shares of Westmark Common Stock, which General Electric Pension Trust intends to tender to Westmark in the Warrant Repurchase Offer.

(5)Excludes 2,689,328 shares of Westmark Nonvoting Common Stock owned by Union Seas, Inc., which may be deemed to be an affiliate of Tanks Consolidated Investments Limited. Also excludes 960,067 Westmark Warrants exercisable for an identical number of shares of Westmark Common Stock, which Tanks Consolidated Investments Limited may tender to Westmark in the Warrant Repurchase Offer.

                     DESCRIPTION OF WESTMARK CAPITAL STOCK

     Westmark's Articles of Incorporation provide that the authorized capital stock of Westmark consists of 80,000,000 shares of Common Stock, par value $.01 per share, 70,000,000 shares of which is designated Common Stock and 10,000,000 shares of which is designated as Westmark Nonvoting Common Stock, and 20,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as Westmark Series B Cumulative Convertible Preferred Stock. As of March 31, 1996, there were 19,936,192 shares of Common Stock outstanding, held by 28 shareholders of record, and 4,160,486 shares of Westmark Nonvoting Common Stock and 429,687 shares of Westmark Preferred Stock outstanding held by three and two shareholders of record, respectively. In addition, Westmark has outstanding 5,581,111 Warrants to Purchase Common Stock of Westmark exercisable for shares of Common Stock at $5.81 per share (the "Westmark Warrants"). The following includes a summary of the material provisions of the Articles of Incorporation and Bylaws of Westmark and a summary description of the capital stock of Westmark, each of which is qualified in its entirety by reference to Articles of Incorporation and Bylaws of Westmark.

WESTMARK COMMON STOCK

     The holders of Westmark Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. Subject to the right of the shares of Westmark Preferred Stock to receive accrued but unpaid dividends, the holders of Westmark Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Westmark Board out of legally available funds. In the event of the liquidation, dissolution or winding up of Westmark, the holders of Westmark Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of shares of Westmark Preferred Stock. The Westmark Common Stock has no preemptive, redemption, conversion or other subscription rights. All outstanding shares of Westmark Common Stock are fully paid and non-assessable.

WESTMARK NONVOTING COMMON STOCK

     The Westmark Nonvoting Common Stock has rights identical to the Westmark Common Stock, except that the holders of the Westmark Nonvoting Common Stock are not entitled to vote on any matter to be voted upon by the shareholders, except as required by law and then such holders shall be entitled to one vote per share.

WESTMARK PREFERRED STOCK


     The holders of Westmark Preferred Stock are not entitled to vote on any matter to be voted upon by the shareholders, except as required by law. On matters upon which holders of the Westmark Preferred Stock are entitled to vote, each share of Westmark Preferred Stock has a number of votes per share as is determined by dividing (i) the sum of (A) $100.00 plus (B) any unpaid dividends, whether or not earned or declared, accrued on such share of Westmark Preferred Stock to the date of determination, by (ii) $5.81. On matters that the Westmark Preferred Stock is entitled to vote, as of the Westmark Record Date, such holders shall be entitled to 25.1532 votes per share. The holders of the Westmark Preferred Stock are entitled to receive quarterly dividends at an annual rate of $6.00 per share whether or not there are profits, surplus or other funds of Westmark legally available for the payment of dividends and which accrue cumulatively. In the event of the liquidation, dissolution or winding up of Westmark, the holders of Westmark Preferred Stock are entitled to participate in any payment or distribution of the assets of Westmark, as if such holder held the number of shares of Common Stock into which such holder's shares of Westmark Preferred Stock would then be convertible. As of June 13, 1996, each share of Westmark Preferred Stock will be convertible into 25.2724 shares of Westmark Common Stock at the holder's option, at any time. All outstanding shares of Westmark Preferred Stock are fully paid and non-assessable.


CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

     The TBCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duty as directors except for liability of a director resulting from: (i) a breach of such director's duty of loyalty to Westmark or its shareholders; (ii) an act or omission that is not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or (iv) a transaction from which the director received an improper personal benefit. Westmark's Articles of Incorporation limit the liability of directors of Westmark to Westmark or its shareholders to the fullest extent permitted by the TBCA.

     The inclusion of this provision in Westmark's Articles of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breach of their duty of care, even though such an action, if successful, might otherwise benefit Westmark and its shareholders. However, the inclusion of such provisions in Westmark's Articles of Incorporation, together with a provision requiring Westmark to indemnify its directors, officers, and certain other individuals against certain liabilities, is intended to enable Westmark to attract qualified persons to serve as directors who might otherwise be reluctant to do so. The Securities and Exchange Commission has taken the position that personal liability of directors cannot be limited in connection with violations of federal securities laws.

     Under the TBCA, the board of directors of a corporation has the power to amend and repeal the corporation's bylaws unless the corporation's articles of incorporation reserve the power exclusively to the shareholders or a particular bylaw expressly provides that the board of directors may not amend or repeal the bylaw. Westmark's Articles of Incorporation give the Westmark Board the power to amend and repeal Westmark's Bylaws. Westmark's Articles of Incorporation and Bylaws also provide that the number of directors shall be fixed from time to time by resolution of the Westmark Board. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of hindering or discouraging an acquisition of Westmark deemed undesirable by the Westmark Board.

                   COMPARISON OF RIGHTS OF HOLDERS OF TRACOR
               COMMON STOCK AND HOLDERS OF WESTMARK COMMON STOCK

     As a result of the Acquisition and pursuant to the Plan of Liquidation, holders of Westmark Common Stock will receive shares of Tracor Common Stock. Tracor is a Delaware corporation which is governed by the Delaware General Corporation Law (the "DGCL") and the Certificate of Incorporation and Restated

Bylaws. Westmark is a Texas corporation which is governed by the Texas Business Corporation Act (the "TBCA") and Westmark's Articles of Incorporation and Bylaws. The following is a summary of certain of the more significant differences affecting the rights of Westmark shareholders and certain similarities.



     Mergers, Consolidations and Asset Sales. The TBCA requires the approval of the holders of two-thirds of the outstanding Westmark Common Stock entitled to vote thereon for mergers or consolidations, and for sales, leases or exchanges of substantially all of Westmark's property and assets, if not made in the usual and regular course of business unless a specified portion, but not less than a majority, of the shares entitled to vote, is provided in the corporation's articles of incorporation or bylaws. Westmark's Articles of Incorporation provide for a majority vote. The TBCA would permit Westmark to merge with another corporation without obtaining the approval of Westmark's shareholders if: (i) Westmark is the sole surviving corporation of the merger; (ii) Westmark's Articles of Incorporation would not change; (iii) each shareholder of Westmark immediately prior to the effective time of the merger will hold identical shares of Westmark Common Stock immediately after the merger; (iv) the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights to purchase securities issued pursuant to the merger), will not exceed by more than 20% the voting power of the total number of voting shares of the corporation outstanding immediately before the merger; (v) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights to purchase securities issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of corporation outstanding immediately before the resolution approving the plan of merger.


     The DGCL requires the approval of the Tracor Board and the holders of a majority of the outstanding Tracor Common Stock entitled to vote thereon for mergers or consolidations, and for sales, leases or exchanges of substantially all of Tracor's property and assets. The DGCL would permit Tracor to merge with another corporation without obtaining the approval of Tracor's stockholders if:
(i) Tracor is the surviving corporation of the merger; (ii) the merger agreement does not amend the Certificate of Incorporation; (iii) each share of Tracor Common Stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Tracor Common Stock after the merger; and (iv) any authorized but unissued shares or treasury shares of Tracor Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Tracor Common Stock outstanding immediately prior to the effective date of the merger.

     Anti-Takeover Provisions. The TBCA contains no specific provision designed as an anti-takeover measure. Tracor, however, is subject to the provisions of
Section 203 of the DCGL ("Section 203") which prohibits a "business combination" (defined in Section 203 as generally including mergers, sales and leases of assets, issuances of securities, and similar transactions) by Tracor or a subsidiary with an "interested stockholder" (defined in Section 203 as generally the beneficial owner of 15% or more of Tracor Common Stock) within three years after the person or entity becomes an interested stockholder, unless (i) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder shall have been approved by the Tracor Board, (ii) upon consummation of the transaction in which he became an interested stockholder, the interested stockholder holds at least 85% of the Tracor Common Stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) the business combination is approved by the Tracor Board and by the holders of at least two-thirds of the outstanding Tracor Common Stock, excluding shares owned by the interested stockholder.

     Appraisal Rights. The rights of appraisal of dissenting shareholders of Westmark are governed by the TBCA. Pursuant thereto, any shareholder has the right to dissent from any merger or consolidation, except as described below, in which Westmark is a constituent corporation. No such appraisal rights are available for the shares of any class or series of Westmark Common Stock if (i) as of the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, such shares were either listed on a national securities exchange or held of record by more than 2,000 shareholders, and (ii) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for his shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares of which are listed, or authorized for listing upon official notice of issuance, on a national securities exchange, or held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received. Westmark shareholders may dissent from the Acquisition and receive the right to an appraisal of such shareholder's shares. See "The Proposed Acquisition and Related Matters -- Dissenters' Rights."

     Under Delaware law, stockholders are entitled to certain limited rights of appraisal. No appraisal rights shall be available, however, for the holders of any shares of a stock of a constituent Delaware corporation to a merger if that corporation survives the merger and the merger did not require for its approval the vote of the stockholders of such constituent Delaware corporation. Moreover, under Delaware law, no appraisal rights are available to stockholders of a Delaware constituent corporation to a merger for any shares of stock which, at the record date for the vote on such merger, were either (a) listed on a national securities exchange or (b) held of record by more than 2,000 stockholders. Appraisal rights are available to Delaware stockholders in any event if such stockholders are required by the terms of an agreement of merger or consolidation to accept for such stock of the constituent corporation anything except (a) shares of stock of the corporation surviving or resulting from such merger or consolidation, (b) shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be either listed on a national securities exchange or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares of the corporation described in clauses (a) and (b) above, or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a), (b) and (c) above.


     Charter Amendments. Under Texas law, an amendment to the articles of incorporation requires the approval of the holders of at least two-thirds of the outstanding shares of stock of the corporation entitled to vote thereon, unless a specified portion, but not less than a majority, of the outstanding shares is provided for in the corporation's articles of incorporation. Westmark's Articles of Incorporation provide for a majority approval for such action. Delaware law provides that amendments to the certificate of incorporation require the approval of holders of a majority of the outstanding shares of stock of the corporation entitled to vote thereon, unless the certificate of incorporation provides for a greater vote. The Certificate of Incorporation does not include such a provision.


     Special Meetings. A special meeting of shareholders of a Texas corporation may be called by the holders of shares entitled to cast not less than 10% of the votes at the meeting. Stockholders of a Delaware corporation do not have a right to call special meetings unless it is conferred in the corporation's certificate of incorporation or by laws. The Bylaws allow special meetings to be called at any time by the president, the board of directors, or the holders of not less than 25% of all the shares entitled to vote at such meeting.

     Action without a Meeting. The TBCA permits shareholders of a corporation to act without a meeting if a consent in writing to such action is signed by all shareholders or, if permitted by the articles of incorporation, by a consent in writing to such action signed by the holders of the number of shares required to approve the proposed action. Westmark's Articles of Incorporation permits shareholders to take action by a written consent of less than all shareholders if a consent in writing to such action is signed by the requisite number of shareholders necessary to approve the action. Delaware law provides that stockholders may take action without a meeting if a consent in writing to such action is signed by the requisite number of stockholders necessary to approve the action.

     Dividends. A Delaware corporation may pay dividends not only out of surplus (the excess of net assets over capital) but also out of net profits for the current or preceding fiscal year if it has no surplus, subject to any restrictions contained in the certificate of incorporation. The Certificate of Incorporation contains no restrictions on dividend payments. A Texas corporation may make distributions only out of surplus.

     Limitation of Liability and Indemnification. Both the TBCA and the DGCL permit a corporation to indemnify directors against expenses, judgments, fines and amounts paid in settlement that are actually and reasonably incurred. The determination of indemnification is made by the board of directors, special independent legal counsel, or by the stockholders or shareholders. A corporation must indemnify expenses, including attorney's fees, for a director who is wholly successful, on the merits or otherwise, in defense of a proceeding in which he is a named defendant. A Texas corporation may restrict the circumstances where indemnification is required or permitted by the TBCA.

     Cumulative Voting for Directors. A Texas corporation has cumulative voting for directors unless expressly prohibited by the articles of incorporation. Westmark's Articles of Incorporation expressly prohibit cumulative voting for directors. Cumulative voting must be expressly provided for in the certificate of incorporation of a Delaware corporation. The Certificate of Incorporation does not provide for cumulative voting.

     Filling Vacancies on the Board of Directors. Under Texas law, the board of directors may fill not more than two (2) vacancies created by an increase in the number of directors on the board of directors, during the period between any two successive annual meetings. The board of directors of a Delaware corporation may fill any number of vacancies created by an increase in the number of directors on such board. The Bylaws provide for a minimum of one (1) director, the exact number to be fixed (i.e., increased or decreased) by a resolution duly adopted by the Tracor Board, provided that a decrease in the number of directors constituting the Tracor Board shall not shorten the term of an incumbent director. The Bylaws allow the Tracor Board to fill vacancies by the affirmative vote of a majority of the remaining directors then in office.

     Removal of Directors. A Texas corporation may provide for removal of a director with or without cause by a vote of the holders of a specified portion, but not less than a majority, of the shares then entitled to vote at an election of directors. Stockholders of a Delaware corporation holding a majority of the outstanding shares may remove a director with or without cause, except that, in the case of a classified board, stockholders may remove a director only for cause and, in the case of a corporation having cumulative voting, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of directors.

     Inspection of Books and Records. Under Texas law, any person who has been a shareholder of record for at least 6 months preceding his demand, or who is the holder of at least 5% of all of the outstanding shares of stock of a corporation is entitled to examine a corporation's relevant books and records for any proper purpose. Under Delaware law, any stockholder has such right.

     Other. The foregoing is an attempt to summarize the more important differences in the corporation laws of the two states and does not purport to be a complete listing of differences in the rights and remedies of holders of shares of a Texas corporation, as opposed to a Delaware corporation. Such differences can be determined in full by reference to the TBCA and to the DGCL. In addition, the laws of Texas and Delaware provide that some of the statutory provisions as they affect various rights of holders of shares may be modified by provisions in the articles of incorporation, charter or bylaws of the corporation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Tracor Common Stock to be issued in connection with the Acquisition will be passed upon for Tracor by Winstead Sechrest & Minick P.C., Dallas, Texas. Akin, Gump, Strauss, Hauer & Feld, L.L.P., is acting as counsel for Westmark in connection with certain legal matters relating to the Acquisition.

                                    EXPERTS

     The consolidated financial statements of Tracor, Inc. as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Registration Statement on Form S-4/S-3 and related prospectuses have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of AEL Industries, Inc. as of February 24, 1995 and February 25, 1994, and for each of the years then ended, appearing in this Registration Statement on Form S-4/S-3 and related prospectuses have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated statements of operations of GDE Holdings, Inc. and subsidiaries for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 are included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Westmark Systems, Inc., as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             STOCKHOLDER PROPOSALS


     Stockholders who wish to submit proposals to Tracor for possible inclusion in Tracor's Proxy Statement for the purpose of presentation at Tracor's next annual meeting of stockholders must cause such proposals to be received by Tracor not less than 120 days in advance of June 13, 1997. If the date of such annual meeting should, subsequent to the date hereof, be advanced from June 13, 1997, by more than 30 days or delayed by more than 90 calendar days, Tracor will so inform the stockholders of such change and the date by which proposals of stockholders must be received.


                                 OTHER MATTERS

     As of the date of this Joint Proxy Statement/Prospectus, other than the matters set forth herein and in the Notice accompanying this Joint Proxy Statement/Prospectus, there are no other matters which the managements of Tracor and Westmark intend to present or have reason to believe others will present to the Tracor Meeting or the Westmark Meeting, respectively. If other matters properly come before the Meetings, those who act as proxies will vote in accordance with their judgment.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
TRACOR, INC. AND AEL INDUSTRIES, INC.
  Unaudited Pro Forma Condensed Combined Financial Information........................   F-2
  Unaudited Pro Forma Condensed Combined Statement of Income..........................   F-3
  Notes to Unaudited Pro Forma Condensed Combined Statement of Income.................   F-4
  Unaudited Pro Forma Condensed Combined Balance Sheet................................   F-6
  Note to Unaudited Pro Forma Condensed Combined Balance Sheet........................   F-7
HISTORICAL FINANCIAL INFORMATION
TRACOR, INC.
  Report of Independent Auditors......................................................   F-8
  Consolidated Income Statements, years ended December 31, 1995, 1994 and 1993........   F-9
  Consolidated Balance Sheets at December 31, 1995 and 1994...........................  F-10
  Consolidated Statements of Shareholders' Equity, years ended December 31, 1995, 1994 and 1993.........................................................................  F-11
  Consolidated Statements of Cash Flows, years ended December 31, 1995, 1994 and
     1993.............................................................................  F-12
  Notes to Consolidated Financial Statements..........................................  F-13
AEL INDUSTRIES, INC.
  Report of Independent Auditors......................................................  F-28
  Consolidated Balance Sheets at February 24, 1995 and February 25, 1994..............  F-29
  Consolidated Statements of Operations, Two years ended February 24, 1995............  F-30
  Consolidated Statements of Cash Flows, Two years ended February 24, 1995............  F-31
  Consolidated Statements of Shareholders' Equity, Two years ended February 24,
     1995.............................................................................  F-32
  Notes to Consolidated Financial Statements..........................................  F-33
GDE HOLDINGS, INC. AND SUBSIDIARIES
  Independent Auditors' Report........................................................  F-40
  Consolidated Statements of Operations, Forty-six weeks ended November 17, 1994 and twelve months ended December 31, 1993............................................  F-41
  Notes to Consolidated Financial Statements..........................................  F-42
WESTMARK SYSTEMS, INC.
  Report of Independent Accountants...................................................  F-49
  Consolidated Balance Sheet at December 31, 1995 and 1994............................  F-50
  Consolidated Statement of Operations, years ended December 31, 1995, 1994 and
     1993.............................................................................  F-51
  Consolidated Statement of Shareholders' Equity, years ended December 31, 1995, 1994 and 1993.........................................................................  F-52
  Consolidated Statement of Cash Flows, years ended December 31, 1995, 1994 and
     1993.............................................................................  F-53
  Notes to Consolidated Financial Statements..........................................  F-54

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The unaudited pro forma condensed combined statement of income of Tracor and AEL for the year ended December 31, 1995, reflects adjustments as if the acquisition of AEL by Tracor (AEL Acquisition) and the related financing (the "Transactions") had occurred on January 1, 1995. The unaudited pro forma condensed combined balance sheet is presented as if the Transactions had been consummated on December 31, 1995. The AEL Acquisition actually occurred on February 22, 1996 and has been accounted for using the purchase method.

     Because Tracor and AEL have very similar U.S. Government contracting operations, the management of Tracor has identified duplicative activities and costs which will be eliminated or reduced subsequent to the AEL Acquisition. The purchase price of the AEL Acquisition was negotiated, in part, based upon these factors. Redundant costs have been reflected as adjustments in the unaudited pro forma condensed combined statement of income to the extent Tracor management has formulated a plan to eliminate or reduce such costs. Reductions due to lower levels of reimbursable costs incurred under cost-type contracts have been reflected as adjustments to cost of sales or selling, administrative, and general expenses in the unaudited pro forma condensed combined statement of income.

     In connection with the AEL Acquisition, management of Tracor expects that the combined Company will incur certain transition costs, associated with the revision, consolidation and administration of the organizational structures (including personnel), operations and facilities. These costs are not expected to be significant, and because such costs are non-recurring, are not reflected in the unaudited pro forma condensed combined statement of income.

     The unaudited pro forma condensed combined financial statements reflect Tracor's allocation of the purchase price of approximately $101.9 million to the assets and liabilities of AEL based upon Tracor's current estimates of the relative values of the assets acquired and liabilities assumed. The allocation of the purchase price may vary as additional information is obtained, and, accordingly, the ultimate allocation may differ from those used in the unaudited pro forma condensed combined financial statements.

     The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical financial statements of Tracor and AEL, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Tracor, Inc." appearing elsewhere in this Joint Proxy Statement/Prospectus. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it necessarily indicative of the future results of the combined Company.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995

                                               TRACOR       AEL HISTORICAL
                                             HISTORICAL       PERIOD FROM                      PRO FORMA
                                                FOR          NOVEMBER 25,                     COMBINED FOR
                                              THE YEAR       1994 THROUGH                       THE YEAR
                                               ENDED         NOVEMBER 24,       PRO FORMA        ENDED
                                            DECEMBER 31,         1995          ADJUSTMENTS    DECEMBER 31,
                                                1995        (NOTES 1 AND 2)     (NOTE 3)          1995
                                            ------------    ---------------    -----------    ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.................................    $886,920         $ 120,606         $(8,658)(e)    $998,110
                                                                                    (758)(f)
Cost of sales.............................     713,802            93,471          (1,275)(a)     796,792
                                                                                  (1,855)(d)
                                                                                  (7,351)(e)
                                              --------          --------         -------        --------
  Gross profit............................     173,118            27,135           1,065         201,318
Selling, administrative, and general
  expenses................................      95,782            24,613          (2,578)(a)     114,569
                                                                                    (740)(b)
                                                                                     (98)(c)
                                                                                  (1,874)(d)
                                                                                    (536)(e)
Amortization of intangible assets.........       9,146               477           1,517(g)       11,140
                                              --------          --------         -------        --------
  Earnings before interest and income
     taxes................................      68,190             2,045           5,374          75,609
Interest expense:
  Senior bank debt........................       7,130             1,205           4,715(h)       13,050
  Senior Subordinated Notes...............      11,419                                            11,419
  Series A Notes..........................       1,282                                             1,282
  Other interest..........................         555               358            (208)(i)         705
  Interest income.........................      (2,944)             (125)          1,001(k)       (2,068)
  Amortization of debt issuance costs.....       2,054                44             894(j)        2,992
                                              --------          --------         -------        --------
                                                19,496             1,482           6,402          27,380
                                              --------          --------         -------        --------
  Income before income taxes..............      48,694               563          (1,028)         48,229
Income taxes..............................      20,831               185             540(1)       21,556
                                              --------          --------         -------        --------
Net income................................    $ 27,863         $     378         $(1,568)       $ 26,673
                                              ========          ========         =======        ========
Net income per share:
  Primary.................................       $1.23                                             $1.18
                                              ========                                          ========
  Fully diluted...........................       $1.23                                             $1.18
                                              ========                                          ========

    See notes to unaudited pro forma condensed combined statement of income.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                          COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995

NOTE 1 -- RECLASSIFICATIONS

     For comparative purposes, certain reclassifications have been made to conform AEL's statement of income to Tracor's presentation.

NOTE 2 -- AEL INDUSTRIES, INC. 1995 RESULTS OF OPERATIONS (DOLLARS IN THOUSANDS)

     During the twelve month period ended November 24, 1995, AEL Industries, Inc. incurred the following significant charges to income:

    Charges to income before income taxes:
      Provision for loss on fixed price development contracts..................  $ 6,613
      Non-recurring compensation expense related to the sale of AEL............      215
      Other non-recurring costs related to the sale of AEL.....................      525
                                                                                 -------
    Total charges to income before income taxes................................    7,353
    Tax effect of the above charges............................................   (2,731)
                                                                                 -------
    Total charge to net income.................................................  $ 4,622
                                                                                 =======

NOTE 3 -- PRO FORMA ADJUSTMENTS (DOLLARS IN THOUSANDS)

     The following pro forma adjustments to the condensed Tracor historical statement of income for the year ended December 31, 1995 and the condensed AEL historical statement of income for the twelve month period ended November 24, 1995 assume the Transactions had been consummated on January 1, 1995.

(a) Eliminate compensation and benefits incurred by AEL for certain personnel who will not be retained after the AEL Acquisition and for planned reductions in professional fees, travel and other duplicative operating and administrative costs.

(b) Eliminate non-recurring compensation expense, outside professional fees, and printing costs incurred by AEL associated with the sale of AEL.

(c) Eliminate AEL board of directors' fees and related expenses which will not continue after the AEL Acquisition.

(d) Eliminate AEL lease and operating costs associated with duplicate facility locations that Tracor management has identified for consolidation with other existing Tracor facilities within several months of completing the AEL Acquisition.

(e) Eliminate net sales, gross profit, and selling, administrative, and general expenses recognized by AEL related to a line of business that Tracor management has identified for disposal.

(f) Reduce revenues previously recognized by AEL for the recovery of certain contract costs. This adjustment is necessary to conform AEL's treatment of such contract costs to Tracor's accounting method.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED STATEMENT OF INCOME -- (CONTINUED)

(g) Eliminate amortization of goodwill of $363 and amortization of other intangible assets of $114 that was previously recorded by AEL and record amortization of goodwill as a result of the AEL Acquisition as follows:

        Goodwill...........................................................  $59,813
        Divide by amortization life........................................       30
                                                                             -------
        Pro forma annual amortization......................................  $ 1,994
                                                                             =======

(h) Eliminate historical interest expense of $776 on debt of AEL and record interest expense of $6,890 on the additional borrowings of $95,000 under the amended and restated credit agreement as if the borrowings occurred on January 1, 1995. The adjustment for incremental interest expense has been reduced by $1,399 for the impact of debt reductions from proceeds from the sale of AEL assets. The net after tax proceeds are calculated as if the asset sales occurred on January 1, 1995.

(i) Record commitment fees of 1/2 of 1% on the additional letters of credit facility of $20,000 and the additional revolving loans facility of $10,000 and eliminate historical interest expense of $358 on other debt of AEL.

(j) Record the amortization ($938) of debt issuance costs incurred in connection with the Transactions using the level-yield interest method and eliminate the historical amortization of debt issuance costs of $44 of AEL.

(k) Reduce Tracor's interest income as a result of the cash portion of the consideration given in the Transaction.

(l) Adjust income tax expense for the pro forma combined entities to a combined state and federal effective tax rate.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 1995

                                     ASSETS

                                                TRACOR          AEL
                                              HISTORICAL     HISTORICAL
                                             DECEMBER 31,   NOVEMBER 24,        PRO FORMA       COMBINED
                                                 1995           1995           ADJUSTMENTS      PRO FORMA
                                             ------------   ------------   -------------------  ---------
                                                                    (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.................   $ 59,478       $    719      $ (10,014) (b2)     $  50,183
  Accounts receivable.......................    141,657         43,236         (1,599) (c)        183,294
  Inventories...............................      4,695          2,659            (30) (c)          7,324
  Prepaid expenses and other................      7,988          1,213                              9,201
  Deferred income taxes.....................     15,916          1,226          2,821  (a4)        19,963
                                               --------        -------       --------
          Total current assets..............    229,734         49,053         (8,822)            269,965
Property, plant, and equipment, net.........     85,760         41,285          4,325  (a5)       114,109
                                                                              (17,261) (c)
Goodwill....................................     99,813          4,257         (4,257) (a6)       159,626
                                                                               59,813  (a10)
Other intangibles...........................     18,385            200           (200) (a7)        18,385
Prepaid pension costs.......................     23,107                                            23,107
Deferred charges and other assets...........     10,657          1,223           (377) (a8)        16,348
                                                                                4,845  (b4)
Assets held for sale........................                                   18,344  (c)         18,344
                                               --------       --------      ---------           ---------
Total assets................................   $467,456       $ 96,018      $  56,410           $ 619,884
                                               ========       ========      =========           =========
                                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
     liabilities............................   $ 89,870       $ 15,088      $   4,268  (a2)     $ 123,713
                                                                                5,835  (a3)
                                                                                9,198  (a9)
                                                                                 (546) (c)
  Short-term borrowings.....................                     2,900         (2,900) (b3)
  Current portion of long-term debt.........     10,735          3,872         (3,637) (b3)        21,520
                                                                               10,550  (b1)
                                               --------       --------      ---------           ---------
          Total current liabilities.........    100,605         21,860         22,768             145,233
Long-term debt, less current portion:
  Senior bank debt..........................     64,100         11,640         (1,800) (b3)       168,840
                                                                               94,900  (b1)
  Senior Subordinated and Series A Notes....    115,947                                           115,947
  Other.....................................        393            334           (334) (b3)           393
                                               --------       --------      ---------           ---------
                                                180,440         11,974         92,766             285,180
Deferred revenue............................     23,752                                            23,752
Other long-term liabilities.................     25,694     1,817.....          1,504  (a3)        28,754
                                                                                 (261) (a5)
Shareholders' equity........................    136,965         60,367        (60,367) (a1)       136,965
                                               --------       --------      ---------           ---------
Total liabilities and shareholders'
  equity....................................   $467,456       $ 96,018      $  56,410           $ 619,884
                                               ========       ========      =========           =========

       See notes to unaudited pro forma condensed combined balance sheet.

                     TRACOR, INC. AND AEL INDUSTRIES, INC.

                     NOTE TO UNAUDITED PRO FORMA CONDENSED
                             COMBINED BALANCE SHEET
                               DECEMBER 31, 1995

NOTE 1 -- PRO FORMA ADJUSTMENTS (DOLLARS IN THOUSANDS)

     The following pro forma adjustments to the unaudited condensed combined balance sheet of Tracor and AEL assume the Transactions had been consummated on December 31, 1995.

(a) The acquisition of AEL will be accounted for using the purchase method. The cost of the AEL Acquisition and the present value of liabilities assumed will be allocated to the fair value of AEL assets as of the closing date, based upon valuations and other studies which are not yet complete. Accordingly, the allocations of the purchase price may change upon completion of the AEL Acquisition.

          The purchase price and preliminary allocations are as follows:

        Purchase of outstanding AEL stock.....................                $101,448
        Transaction costs.....................................                     500
        Book value of net assets at November 24, 1995.........  $60,367(a1)
        Record additional AEL contract loss reserves to
          conform to Tracor's accounting method...............   (4,268)(a2)
        Record liabilities (current $5,835 and long-term
          $1,504) in connection with costs to exit certain AEL
          activities and terminate and relocate certain AEL
          employees...........................................   (7,339)(a3)
        Record deferred income tax asset as a result of book
          and tax temporary differences.......................    2,821(a4)
        Record adjustments to reflect the fair value of AEL
          assets acquired ($4,325) and liabilities assumed
          ($261)..............................................    4,586(a5)
        Eliminate AEL's existing goodwill.....................   (4,257)(a6)
        Eliminate AEL's existing other intangible assets......     (200)(a7)
        Eliminate AEL's existing debt issuance costs..........     (377)(a8)
        Change in net assets from November 24, 1995 to the
          actual date of closing..............................   (9,198)(a9)
                                                                -------
        Adjusted value of net assets acquired.................                  42,135
                                                                              --------
        Goodwill..............................................                $ 59,813(a10)
                                                                              ========

(b) Sources and uses of funds to consummate the Transactions:

    Sources of funds:
      Additional borrowings under the Bank Credit Facility (current $10,550 and long-term $94,900)...............................................  $105,450(b1)
      Tracor cash.............................................................    10,014(b2)
                                                                                --------
              Total sources of funds..........................................  $115,464
                                                                                ========
    Uses of funds:
      Purchase of AEL.........................................................  $101,448
      Retirement of existing AEL debt (short-term borrowings $2,900, current portion of long-term debt $3,637, senior bank $1,800 and other
         $334)................................................................     8,671(b3)
      Debt issuance costs.....................................................     4,845(b4)
      Transaction costs.......................................................       500
                                                                                --------
              Total uses of funds.............................................  $115,464
                                                                                ========

(c) Tracor management has decided to divest of a certain AEL product line and consolidate certain AEL facilities into existing Tracor locations. These actions will involve the sale of a number of AEL properties. Therefore, the accompanying unaudited pro forma condensed combined balance sheet of Tracor and AEL reflects the reclassification of the fair value of such AEL properties (net of selling costs) at the date of acquisition to "assets held for sale."

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Tracor, Inc.

     We have audited the consolidated balance sheets of Tracor, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated income statements and statements of shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Tracor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tracor, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Austin, Texas
January 26, 1996,
  except for Note N, as to which
  the date is March 12, 1996

                                  TRACOR, INC.

                         CONSOLIDATED INCOME STATEMENTS
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Net sales................................................    $886,920     $694,037     $407,495
Cost of sales............................................     713,802      568,020      333,852
                                                             --------     --------     --------
          Gross profit...................................     173,118      126,017       73,643
Selling, administrative, and general expenses............     104,928       78,201       49,889
                                                             --------     --------     --------
          Earnings before interest and income taxes......      68,190       47,816       23,754
Interest expense.........................................      19,496       16,771        8,277
                                                             --------     --------     --------
          Income before income taxes.....................      48,694       31,045       15,477
Income taxes.............................................      20,831       12,498        6,200
                                                             --------     --------     --------
Net income...............................................    $ 27,863     $ 18,547     $  9,277
                                                             ========     ========     ========
Net income per common and common equivalent share:
  Primary................................................    $   1.23     $    .96     $    .56
                                                             ========     ========     ========
  Fully diluted..........................................    $   1.23     $    .93     $    .54
                                                             ========     ========     ========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                     ASSETS

                                                                           1995         1994
                                                                         --------     --------
                                                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Current assets:
  Cash and cash equivalents............................................  $ 59,478     $ 24,152
  Accounts receivable..................................................   141,657      135,678
  Inventories..........................................................     4,695        5,089
  Prepaid expenses and other...........................................     7,988       10,490
  Deferred income taxes................................................    15,916       17,005
                                                                         --------     --------
          Total current assets.........................................   229,734      192,414
Property, plant, and equipment.........................................   120,333      110,968
  Less allowances for depreciation and amortization....................    34,573       24,933
                                                                         --------     --------
          Net property, plant, and equipment...........................    85,760       86,035
Goodwill, net of accumulated amortization of $5,219 in 1995 and $1,553
  in 1994..............................................................    99,813       94,695
Other intangibles, net of accumulated amortization of $7,870 in 1995
  and $2,206 in 1994...................................................    18,385       24,025
Prepaid pension costs..................................................    23,107       34,793
Deferred charges and other assets......................................    10,657       12,124
                                                                         --------     --------
Total assets...........................................................  $467,456     $444,086
                                                                         ========     ========
                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable.....................................................  $ 22,981     $ 15,584
  Accrued liabilities..................................................    66,889       70,709
  Current portion of long-term debt....................................    10,735       10,729
                                                                         --------     --------
          Total current liabilities....................................   100,605       97,022
Long-term debt, less current portion...................................   180,440      195,009
Deferred revenue.......................................................    23,752       35,438
Other long-term liabilities............................................    25,694       26,025
Shareholders' equity:
  Preferred stock, par value $.01 per share: 1,000,000 shares
     authorized; no shares issued or outstanding.......................        --           --
  Common stock, par value $.01 per share: 53,000,000 shares authorized;
     issued and outstanding: 13,172,754 in 1995, 10,678,726 in 1994,
     net of 977,803 shares in treasury in 1994.........................       132          106
  Class A common stock, par value $.01 per share: 1,000,000 shares
     authorized; 978,458 shares issued and outstanding.................        10           10
  Additional capital paid in...........................................    76,606       58,122
  Retained earnings....................................................    60,217       32,354
                                                                         --------     --------
          Total shareholders' equity...................................   136,965       90,592
                                                                         --------     --------
Total liabilities and shareholders' equity.............................  $467,456     $444,086
                                                                         ========     ========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                  COMMON STOCK
                                                 ---------------    ADDITIONAL
                                                            PAR      CAPITAL      RETAINED
                                                 SHARES    VALUE     PAID IN      EARNINGS     TOTAL
                                                 ------    -----    ----------    --------    --------
                                                                  (IN THOUSANDS)
Balance at January 1, 1993...................... 10,000    $ 100     $ 47,715     $  4,530    $ 52,345
  Exercise of stock options and Series A
     Warrants...................................    612        6        1,539                    1,545
  Net income....................................                                     9,277       9,277
                                                 ------     ----      -------      -------    --------
Balance at December 31, 1993.................... 10,612      106       49,254       13,807      63,167
  Issuance of common stock......................  1,928       19       16,345                   16,364
  Exercise of stock options and Series A
     Warrants...................................     92        1          309                      310
  Purchase of common stock, at cost.............   (975)     (10)      (7,786)                  (7,796)
  Net income....................................                                    18,547      18,547
                                                 ------     ----      -------      -------    --------
Balance at December 31, 1994.................... 11,657      116       58,122       32,354      90,592
  Issuance of common stock......................  2,217       22       18,891                   18,913
  Stock issuance costs..........................                       (1,034)                  (1,034)
  Exercise of stock options and Series A
     Warrants...................................    282        4          659                      663
  Purchase of common stock, at cost.............     (5)                  (32)                     (32)
  Net income....................................                                    27,863      27,863
                                                 ------     ----      -------      -------    --------
Balance at December 31, 1995.................... 14,151    $ 142     $ 76,606     $ 60,217    $136,965
                                                 ======     ====      =======      =======    ========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                              1995         1994         1993
                                                            --------     --------     ---------
                                                                      (IN THOUSANDS)
Operating activities:
  Net income..............................................  $ 27,863     $ 18,547     $   9,277
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation of property, plant, and equipment.......    13,524       12,236         8,365
     Amortization of goodwill.............................     3,666        1,204           349
     Amortization of other intangibles....................     5,664        1,306           900
     Decrease in prepaid pension costs....................    11,686        3,489         1,958
     Decrease in debt issuance costs......................     2,054        2,577           937
     Provision for deferred income taxes..................     2,796        2,067           823
     Decrease in deferred revenue.........................   (11,686)      (3,489)           --
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable.........    (4,085)       9,616        12,569
       (Increase) decrease in inventories and prepaids....     3,220         (771)        2,119
       Increase (decrease) in accounts payable............     6,869       (8,326)        2,548
       Increase (decrease) in advanced payments...........    (2,368)      (4,788)        5,215
       Due to Vitro's former parent.......................        --       (7,197)       (1,306)
       Decrease in accrued expenses.......................    (4,696)        (639)       (3,515)
       Increase in other, net.............................      (545)         (43)         (124)
                                                            --------     --------     ---------
       Net adjustments to income..........................    26,099        7,242        30,838
  Proceeds from predecessor claim.........................        --           --         5,373
                                                            --------     --------     ---------
       Net cash provided by operating activities..........    53,962       25,789        45,488
Investing activities:
  Purchases of property, plant, and equipment.............   (13,676)     (11,007)       (8,435)
  Proceeds from sale of property, plant, and equipment....     2,382          897           271
  Acquisition of businesses, net of cash acquired.........   (15,120)     (61,048)      (92,792)
                                                            --------     --------     ---------
       Net cash used in investing activities..............   (26,414)     (71,158)     (100,956)
Financing activities:
  Payments of long-term debt..............................   (10,732)     (38,342)      (48,892)
  Purchase of treasury stock..............................       (32)      (7,796)           --
  Proceeds from stock offering, net of stock issuance
     costs................................................    17,879           --            --
  Proceeds from issuance of long-term debt................        --       85,000       143,000
  Payment of debt issuance costs..........................        --       (3,229)       (9,544)
  Exercise of stock options and warrants..................       663          310         1,545
                                                            --------     --------     ---------
       Net cash provided by financing activities..........     7,778       35,943        86,109
                                                            --------     --------     ---------
       Increase (decrease) in cash and cash equivalents...    35,326       (9,426)       30,641
Cash and cash equivalents at beginning of period..........    24,152       33,578         2,937
                                                            --------     --------     ---------
Cash and cash equivalents at end of period................  $ 59,478     $ 24,152     $  33,578
                                                            ========     ========     =========

                See notes to consolidated financial statements.

                                  TRACOR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE A -- BUSINESS AND ACQUISITIONS

  Business

     Tracor, Inc. and its subsidiaries (individually and collectively referred to as Tracor or the Company) operate in one business segment, providing a broad range of sophisticated electronic products, systems, and services to its customers in the U.S. Department of Defense (DOD) as well as in nondefense U.S. government agencies, other governments, and the commercial marketplace. Tracor primarily markets and sells its own products, systems and services. When marketing and selling to foreign customers, Tracor frequently engages the assistance of in-country representatives, distributors, or trading companies.

     Sales to agencies of the U.S. government totaled $773 million in 1995, $611 million in 1994, and $341 million in 1993. The U.S. government, through approximately 570 contracts with 100 separate government agencies, was the only customer accounting for more than 10% of consolidated net sales. Sales to the DOD were $717 million in 1995, $563 million in 1994, and $318 million in 1993.

     Export sales, principally to Pacific Rim, European, and Middle Eastern customers, totaled $81 million in 1995, $59 million in 1994, and $44 million in 1993. Income before income taxes from foreign-based operations was not significant.

  Acquisitions

     GDE Acquisition

     On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE Holdings, Inc., including its wholly owned subsidiaries (individually and collectively referred to as "GDE"). GDE designs, develops, manufactures, and supports automatic test systems, imagery and information systems, and mission planning systems. The purchase price, including the effect of a post-closing amendment to the acquisition that was finalized in March 1995, and related acquisition expenses were $102 million. The purchase price was financed by the issuance of approximately 1.9 million shares of Tracor's common stock (recorded at $8.50 per share), the issuance of approximately $10.9 million of Series A Notes (see Note G), the borrowing of $55 million under the Company's amended and restated credit agreement (Amended Credit Agreement) (see Note G), and approximately $19.9 million of the Company's cash on hand.

     The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price and the liabilities assumed ($76 million) have been allocated to the assets acquired ($104 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($74 million) is being amortized over 30 years.

     Vitro Acquisition

     On August 25, 1993, Tracor purchased all of the outstanding common stock of Vitro Corporation, including its wholly owned subsidiaries (individually and collectively referred to as "Vitro"). Vitro provides management and engineering expertise for the design, development, acquisition, production, test, operation, maintenance, and modernization of ships, submarines, missiles, aircraft, and complex computer systems. The purchase price including acquisition expenses was $92 million in cash. The purchase price was financed by the net proceeds of the issuance of $105 million of Senior Subordinated Notes (see Note G).

     The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price and the liabilities assumed ($62 million) have been allocated to the assets acquired ($130 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($24 million) is being amortized over 25 years.

                                  TRACOR, INC.

     Lundy Acquisition

     In March 1995, Tracor acquired certain assets and assumed certain liabilities of Lundy Technical Center, a division of TransTechnology Corporation (Lundy), for a cash price of $6.2 million. Lundy produces various chaff products for the U.S. government and foreign customers.

     The acquisition has been accounted for using the purchase method, and, accordingly, the purchase price and the liabilities assumed ($3.7 million) have been allocated to the assets acquired ($4.8 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($5.1 million) is being amortized over 20 years.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     The consolidated financial statements include the accounts of Tracor, Inc. and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts have been eliminated.

  Cash Equivalents

     All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Long-term Contracts

     Long-term contracts are accounted for under the percentage of completion method, wherein revenue is recognized based on cumulative costs incurred and the estimated cost to complete as such relates to total contract price. All costs are expensed as incurred, and losses on contracts are estimated and recognized when it becomes apparent a loss is to be incurred. The revenue impact of pension costs is recognized as the pension costs are recognized for generally accepted accounting principles (GAAP) purposes. This results in the deferral of revenue where allowable pension costs under government accounting regulations exceed pension costs as prescribed by GAAP. The entire amount of deferred revenue in the accompanying consolidated balance sheets results from this accounting methodology.

     The progress payment provisions of certain contracts permit Tracor to bill for a percentage of costs incurred. The remainder of costs incurred and profit are included in unbilled costs and fees and are billed at the completion of the contract or upon delivery of the product.

  Inventories

     Inventories, consisting principally of raw materials, are stated at the lower of cost (generally first-in, first-out method) or market.

  Property, Plant, and Equipment

     Property, plant, and equipment are recorded at cost, and depreciation is calculated on both the straight-line and accelerated methods over the useful lives of the related assets.

                                  TRACOR, INC.

  Goodwill, Other Intangibles, and Deferred Charges and Other Assets

     Goodwill, the excess cost over the fair value of net assets acquired, is amortized using the straight-line method over 10 to 30 years. Other intangibles are recorded at cost and amortized using the straight-line method over their economic lives. Deferred debt issuance costs, included in deferred charges and other assets, are capitalized and amortized to interest expense using the interest method.

     It is Tracor's policy to value goodwill and other intangible assets at the lower of unamortized cost or fair value. Management reviews the valuation and amortization of intangible assets on a periodic basis, taking into consideration any events or circumstances which might result in diminished fair value. If this review indicates goodwill will not be recoverable, as determined by the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

  Research and Development Costs

     Tracor-funded research and development costs are expensed as incurred. Such costs were $5.4 million in 1995, $4.7 million in 1994, and $3.5 million in 1993.

  Income Taxes

     In accordance with Financial Accounting Standards Board (FASB) Statement No. 109, Accounting for Income Taxes, deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting purposes and for income tax return purposes.

  Recently Issued Accounting Standards

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are held for disposition. Tracor will adopt Statement No. 121 in 1996 and, based on current circumstances, does not expect a material impact to the Company's results of operations or financial position.

  Reclassifications

     For comparative purposes, certain reclassifications have been made to amounts previously reported.

                                  TRACOR, INC.

NOTE C -- ACCOUNTS RECEIVABLE

     The following table shows the components of accounts receivable (in thousands), which include unbilled costs and fees under fixed-price and cost-reimbursement type contracts. Billed accounts receivable are shown net of allowances for doubtful accounts.

                                                                       1995         1994
                                                                     --------     --------
    Billed:
      U.S. government, including Foreign Military Sales (FMS)....    $ 72,338     $ 73,296
      Foreign....................................................       6,591        8,861
      Domestic commercial........................................      13,238       17,384
                                                                     --------     --------
                                                                       92,167       99,541
    Unbilled costs and fees:
      U.S. government, including FMS.............................      41,599       23,143
      Foreign....................................................       5,266        8,364
      Domestic commercial........................................       2,625        4,630
                                                                     --------     --------
                                                                       49,490       36,137
                                                                     --------     --------
                                                                     $141,657     $135,678
                                                                     ========     ========

     Amounts included in unbilled costs and fees comprise contract amounts for which billings have not been presented. The requirements for billing are those commonly found in contracting situations, such as meeting contractual milestones and fulfilling retainage provisions. Substantially all amounts not billed at December 31, 1995, will be billed during 1996. It is also anticipated that substantially all billed accounts receivable and unbilled costs and fees will be collected within one year.

     The following table summarizes the changes in the allowance for doubtful accounts for 1993, 1994, and 1995 (in thousands):

    Balance at January 1, 1993...................................................  $  79
      Additions charged to costs and expenses....................................     --
      Write-off of uncollectible accounts........................................     (1)
                                                                                   -----
    Balance at December 31, 1993.................................................     78
      Additions charged to costs and expenses....................................      2
      Additions due to GDE acquisition...........................................    804
      Write-off of uncollectible accounts........................................    (16)
                                                                                   -----
    Balance at December 31, 1994.................................................    868
      Additions charged to costs and expenses....................................    285
      Write-off of uncollectible accounts........................................   (195)
      Reduction in allowance.....................................................   (492)
                                                                                   -----
    Balance at December 31, 1995.................................................  $ 466
                                                                                   =====

     Although Tracor has a concentration of credit risk with the U.S. government, Tracor has not historically experienced significant collection losses on U.S. government contracts. Also, Tracor's foreign receivables are not concentrated within any one geographic region, nor are they subject to economic conditions that would subject Tracor to unusual risk.

                                  TRACOR, INC.

NOTE D -- INVENTORIES

     The components of inventories are as follows (in thousands):

                                                                          1995       1994
                                                                         ------     ------
    Raw materials......................................................  $2,824     $3,228
    Work in process....................................................   1,651      1,253
    Finished goods.....................................................     220        608
                                                                         ------     ------
                                                                         $4,695     $5,089
                                                                         ======     ======

NOTE E -- PROPERTY, PLANT, AND EQUIPMENT

     The components of property, plant, and equipment are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Land...........................................................  $  8,942     $  9,212
    Buildings......................................................    34,394       33,377
    Equipment......................................................    71,179       62,213
    Leasehold improvements.........................................     5,818        6,166
                                                                     --------     --------
                                                                     $120,333     $110,968
                                                                     ========     ========

NOTE F -- ACCRUED LIABILITIES

     The components of accrued liabilities are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Payroll and related items......................................  $ 44,493     $ 42,806
    Advance payments from customers................................     3,324        5,692
    Interest.......................................................     4,997        5,627
    Other..........................................................    14,075       16,584
                                                                     --------     --------
                                                                     $ 66,889     $ 70,709
                                                                     ========     ========

NOTE G -- LONG-TERM DEBT

     The components of long-term debt are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Revolving loan.................................................  $     --     $     --
    Term loans.....................................................    74,550       85,000
    Senior Subordinated Notes......................................   105,000      105,000
    Series A Notes.................................................    10,947       14,778
    Other..........................................................       678          960
                                                                     --------     --------
                                                                      191,175      205,738
    Less current maturities........................................    10,735       10,729
                                                                     --------     --------
                                                                     $180,440     $195,009
                                                                     ========     ========

     Interest paid totaled $20.6 million in 1995, $13.8 million in 1994, and $3.1 million in 1993. Interest expense is presented net of interest income of $2.9 million in 1995, $1.2 million in 1994, and $230,000 in 1993.

                                  TRACOR, INC.

  Amended and Restated Credit Agreement

     Concurrent with the acquisition of GDE, Tracor amended and restated its existing credit agreement, increasing the total credit available thereunder from $70 million to $145 million by increasing the term loans facility from $30 million to $85 million, increasing the available revolving loans from $20 million to $30 million, and increasing the letters of credit facility from $20 million to $30 million. Substantially all assets of Tracor and certain domestic, wholly owned subsidiaries are pledged or mortgaged under the Amended Credit Agreement, and all borrowings are guaranteed by such subsidiaries.

     The term loans are comprised of a $30 million Tranche A facility and a $44.6 million Tranche B facility. The Tranche A facility is evidenced by promissory notes maturing October 31, 1998, and requiring quarterly principal payments of $2.5 million. The Tranche B facility is evidenced by promissory notes maturing February 28, 2001, requiring quarterly principal payments of $112,500 through and including October 31, 1998, and quarterly principal payments of $3.6 million from January 31, 1999, through October 31, 2000, plus a payment of $14.4 million on the final maturity date of February 28, 2001. The revolving loans are evidenced by promissory notes maturing March 31, 1998. The letters of credit facility provides for the issuance of letters of credit with expiration dates generally one year or less from the date of issuance (automatically renewable unless a default exists at the expiration date) but in any event not later than March 31, 1998. The final maturity date of the revolving loans and the letters of credit facility may be extended to October 31, 1999, if requested by Tracor, providing no default exists.

     Certain mandatory prepayments are also required including the prepayment of amounts equal to 100% of the net proceeds from the issuance of any additional debt and a percentage of the net proceeds from the sale of Tracor equity, 100% of the net proceeds from any asset sales, subject to certain exceptions, and 50% of annual excess cash flow. Such mandatory repayments are to be applied first to repay the term loans in inverse order of maturity and second to repay revolving loans (and reduce the commitments accordingly).

     Term loans under the Tranche A facility and revolving loans bear interest at Tracor's option at either the lender's base rate plus 1 1/2% or the eurodollar rate plus 2 1/2% (8.25% at December 31, 1995). Term loans under the Tranche B facility bear interest at Tracor's option at either the lender's base rate plus 2% or the eurodollar rate plus 3% (8.75% at December 31, 1995). Interest on base rate loans is payable quarterly, and interest on eurodollar loans is payable at the end of the applicable interest period or every three months in the case of interest periods in excess of three months. A commitment fee of .5% per annum is charged on the unused revolving loan and letters of credit facility and is payable quarterly in arrears. Each letter of credit bears a total fee of 2 1/2% per annum plus customary administrative charges. Available credit under the revolving loans facility was $30 million at December 31, 1995 and 1994. Tracor had $20.8 million at December 31, 1995, and $17.6 million at December 31, 1994, outstanding under its letters of credit facility relating to commitments for performance on certain contracts and as collateral on certain insurance policies.

     The Amended Credit Agreement contains covenants which, among other things, impose limitations and restrictions on the incurrence of additional indebtedness, capital expenditures, future mergers and acquisitions, sales of assets, payment of dividends (limited to 30% of net income for the prior year), and changes in control, as defined. In addition, Tracor is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage, and net worth.

     The Amended Credit Agreement was further amended and restated on February 22, 1996. See Note N.

  Senior Subordinated Notes

     The acquisition of Vitro was financed by the issuance of $105 million aggregate principal amount of Senior Subordinated Notes due August 15, 2001 (the Notes). The Notes bear interest at an annual rate of 10 7/8%, payable semiannually on February 15 and August 15. There is no sinking fund requirement.

                                  TRACOR, INC.

     The acquisition of GDE was financed in part by the issuance of $10.9 million (as adjusted by a post-closing amendment to the acquisition that was finalized in March 1995) aggregate principal amount of Series A Notes due August 15, 2001 (Series A Notes) in a private placement in November 1994. The Series A Notes rank on the same level as, and are a part of the same series of securities as, the Company's existing Notes discussed above. The Series A Notes bear interest at an annual rate of 10 7/8%, payable semiannually on February 15 and August 15. There is no sinking fund requirement.

     The Notes and Series A Notes are redeemable, in whole or in part, at the option of Tracor, on or after August 15, 1997, at the redemption prices of 104.661% in 1997, 103.107% in 1998, 101.554% in 1999, and 100% thereafter. In the event of a change of control, as defined in the Indenture, each holder may require Tracor to repurchase such holder's Notes or Series A Notes, as applicable, at 101% plus accrued and unpaid interest. Tracor is also required to offer to repurchase a specified portion of the Notes and Series A Notes in the event of certain asset sales.

     The Notes and Series A Notes are subordinated to all senior debt, subordinated on an equal basis with any future senior subordinated indebtedness, and senior to all other subordinated debt of Tracor. Substantially all of Tracor's wholly owned subsidiaries have guaranteed the Notes and Series A Notes on a senior subordinated basis.

     The indentures pertaining to the Notes and Series A Notes contain restrictions on the incurrence of additional indebtedness, dividends on and redemptions of capital stock, redemptions of certain subordinated obligations, the making of certain investments, transactions with affiliates, sales of assets, and mergers or consolidations with or transfers of assets to other persons.

     Aggregate annual long-term debt maturities for each of the next five years are as follows (in thousands):

                1996..............................................  $ 10,735
                1997..............................................    10,769
                1998..............................................    10,484
                1999..............................................    14,436
                2000..............................................    14,404
                2001 and thereafter...............................   130,347
                                                                    --------
                          Total...................................  $191,175
                                                                    ========

  Fair Value

     The fair value of Tracor's outstanding debt under the Amended Credit Agreement approximates its carrying value. This assessment is based on the fact the debt has a variable interest rate. Based on the market prices for the Notes, the fair values of Tracor's Notes and Series A Notes are $108.4 million and $11.3 million, respectively, at December 31, 1995, and $101.9 million and $14.3 million, respectively, at December 31, 1994.

NOTE H -- RETIREMENT BENEFIT PLANS

     Tracor provides retirement benefits through contributory and noncontributory defined benefit and defined contribution plans.

  Defined Benefit Pension Plan

     Tracor's defined benefit pension plan (Pension Plan) covers most of its employees. Retirement benefits are generally based on years of service and final average compensation. Tracor's contributions are made in amounts sufficient to satisfy ERISA funding requirements.

                                  TRACOR, INC.

     In connection with the acquisition of GDE in 1994, certain actuarial assumptions of GDE's defined benefit plan were revised to conform to Tracor's own plan assumptions. Accordingly, the pension assets for GDE's plan exceeded benefit obligations, resulting in the recording of prepaid pension costs for GDE of approximately $35 million.

     GDE's defined benefit pension plan was merged with the Pension Plan on December 31, 1994. As a result, Pension Plan assets increased $162 million, and the actuarial present value of the projected benefit obligation increased $135 million.

     Assumptions used in accounting for the Pension Plan were:

                                                                       1995    1994    1993
                                                                       ----    ----    ----
    Weighted-average discount rate:
      January 1......................................................  8.75%   7.50%   8.75%
      December 31....................................................  7.25%   8.75%   7.50%
    Rate of increase in compensation levels:
      January 1......................................................  5.00%   4.00%   5.00%
      December 31....................................................  4.00%   5.00%   4.00%
    Expected long-term rate of return on assets......................  9.50%   9.50%   9.50%

     Substantially all Pension Plan assets are invested in publicly traded stocks and bonds. The funded status and the amount recognized in the consolidated balance sheets are as follows (in thousands):

                                                                       1995         1994
                                                                     --------     --------
    Actuarial present value of benefit obligations:
      Vested benefit obligation....................................  $304,687     $236,050
                                                                     ========     ========
      Accumulated benefit obligation...............................  $315,351     $245,227
                                                                     ========     ========
    Projected benefit obligation...................................  $365,648     $289,755
    Pension Plan assets at fair value..............................   350,570      301,209
                                                                     --------     --------
    Pension Plan assets in excess of (less than) the projected
      benefit obligation...........................................   (15,078)      11,454
    Unrecognized prior service cost................................     7,394          (21)
    Unrecognized net loss..........................................    30,791       23,360
                                                                     --------     --------
    Net prepaid pension costs recognized and included in other
      assets.......................................................  $ 23,107     $ 34,793
                                                                     ========     ========

     The components of pension expense are as follows (in thousands):

                                                              1995        1994       1993
                                                            --------    --------    -------
    Service cost, benefits earned during the year.........  $ 12,458    $  7,877    $ 3,971
    Interest cost on projected benefit obligation.........    25,891      13,221      6,349
    Actual return on Pension Plan assets..................   (73,856)      7,200     (3,069)
    Net amortization and deferral.........................    47,193     (24,367)    (4,336)
                                                            --------    --------    -------
                                                            $ 11,686    $  3,931    $ 2,915
                                                            ========    ========    =======

  Defined Contribution Retirement Plans

     Tracor's contributions under its defined contribution plans, which together cover substantially all employees, are generally based upon a percentage of an eligible employee's covered compensation or employee

                                  TRACOR, INC.

contributions. Expenses recorded under defined contribution plans were $9.2 million in 1995, $7.2 million in 1994, and $2.5 million in 1993.

  Postretirement Health Care Plans

     Tracor, principally through Vitro and GDE, provides postretirement health care and life insurance benefits to certain retired employees who meet minimum age and service requirements. The health care and life insurance plans are contributory and contain other cost-sharing features such as deductibles and coinsurance. Tracor's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

     Upon Tracor's acquisition of Vitro, the postretirement health care plans that previously existed for Vitro employees were discontinued, leaving only the obligation that existed at the acquisition date for eligible employees and retirees. Accordingly, the cost of providing these benefits under the Tracor and Vitro plans is not significant to the consolidated financial statements, and information regarding actuarial methods and assumptions, health care cost assumptions, and components of the obligation and annual expense is not provided. Other long-term liabilities include $5.5 million at December 31, 1995, and $6.7 million at December 31, 1994, for such benefits.

     The defined benefit health care and life insurance plans sponsored by GDE currently provide postretirement benefits; however, the salaried retiree medical plans will terminate effective July 1, 2008. The current GDE retiree plans will continue until that time with the premium capped at the rate in effect July 1, 1993, plus an escalation of 5% per year through 1997.

     The following table (in thousands) presents the GDE plans' funded status and the amounts recognized in the consolidated balance sheets:

                                                                        1995        1994
                                                                       -------     -------
    Accumulated postretirement benefit obligation:
      Retirees.......................................................  $ 8,149     $ 8,141
      Fully eligible active plan participants........................    1,596       1,729
      Other active plan participants.................................      842         968
                                                                       -------     -------
                                                                        10,587      10,838
      Plan assets at fair value......................................       --          --
                                                                       -------     -------
    Accrued postretirement obligation, included in other long-term
      liabilities....................................................  $10,587     $10,838
                                                                       =======     =======

     Net periodic postretirement benefit cost for the GDE plans was approximately $961,000 in 1995 and $116,000 in 1994.

     For measurement of the GDE plans, 9% to 11% annual rates of increase, depending on participant criteria, in the per capita cost of covered benefits (i.e., health care cost trend rate), were assumed for 1995 and 1994. The rates were assumed to decrease gradually to 6% for most participants by the year 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation at December 31, 1995, by $137,000 and the net periodic postretirement benefit cost for 1995 by $8,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation for the GDE plans was 7.25% at December 31, 1995, and 8.75% at December 31, 1994.

                                  TRACOR, INC.

NOTE I -- SHAREHOLDERS' EQUITY

  Common Stock

     The holders of both classes of common stock share all the rights and privileges normally associated with such equity securities. However, solely for the purpose of electing Tracor's board of directors, holders of Class A common stock are entitled to vote as a class to elect one director and shall have no voting rights with respect to the election of the other directors.

     Under certain conditions, as set forth in a registration rights agreement, the initial holders of both classes of common stock may request Tracor to register its securities with the Securities and Exchange Commission (SEC) for resale. This registration right is generally not transferable to subsequent shareholders. Tracor must bear the cost of any registration, except for underwriting commissions, sellers' counsel fees, and other selling expenses. Tracor may include in any registration shares of common stock to be sold for its own account, subject to certain limitations.

     Generally, upon the sale, transfer, or other ownership change of any share of Class A common stock, such share shall be converted into a share of common stock. In the event and at such time as the number of outstanding shares of Class A common stock becomes less than 500,000, each outstanding share shall be converted into a share of common stock and the director position on the board of directors elected by the holders of the Class A common stock shall be eliminated.

     On May 2, 1995, Tracor concluded a public offering of 4,600,000 shares of common stock at a price of $11.50 per share. Of the 4,600,000 shares, Tracor sold 1,600,000 shares and a selling stockholder sold 3,000,000 shares. Included in shares sold by the stockholder were approximately 617,000 shares obtained upon the exercise of Series A Warrants. The net proceeds to Tracor from the exercise of Series A Warrants and the primary shares sold in the offering totaled approximately $18 million.

     During 1994, Tracor purchased from a major shareholder 975,000 shares of its common stock for $7.8 million. These shares were classified as treasury shares. In November 1995, Tracor's board of directors retired all 982,653 shares of common stock held as treasury stock. The shares returned to the status of authorized but unissued shares.

  Common Stock Purchase Warrants

     Tracor has issued three series of warrants that entitle the holders to purchase shares of common stock. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by Tracor. Under certain conditions, as defined in the warrant agreements for each series, the number of shares purchasable and the exercise price may be adjusted. The holders may also request Tracor to register the underlying securities with the SEC under substantially the same terms described above for holders of common stock, except that the registration rights are generally transferable to subsequent warrant holders. Series A Warrants exercised totaled 829,175 shares in 1995, 46,472 shares in 1994, and 593,665 shares in 1993. Outstanding warrants at December 31, 1995, are as follows:

                                     EXERCISE
SERIES                   SHARES       PRICE
- ------                 ----------    --------
 A                      1,350,688     $ 2.54
 B                      5,249,428     $ 4.42
 C                      5,455,000     $ 7.36

  Common Stock Option Plan

     Tracor's stock option plans provide for the grant of restricted stock, stock appreciation rights, and both incentive and non-qualified options to employees. The exercise price of each currently outstanding option is

                                  TRACOR, INC.

the fair market value of a share of Tracor's common stock on the date of grant. Up to 30% of each option is exercisable one year after the grant, up to an additional 30% is exercisable two years after the grant, and the remainder is exercisable three years after the grant. The term of each option is 10 years from the date of grant.

     A summary of changes in common stock options during 1993, 1994, and 1995 is as follows:

                                                                 SHARES       PER SHARE($)
                                                                ---------     -------------
    Options outstanding, January 1, 1993......................    459,500      1.75 -  3.63
      Granted.................................................    480,000      3.13 -  8.13
      Exercised...............................................    (18,300)             2.00
      Surrendered.............................................     (7,000)             2.00
                                                                ---------
    Options outstanding, December 31, 1993....................    914,200      1.75 -  8.13
      Granted.................................................     71,700      7.88 - 12.25
      Exercised...............................................    (48,500)     1.75 -  3.63
      Surrendered.............................................     (4,200)             3.13
                                                                ---------
    Options outstanding, December 31, 1994....................    933,200      1.75 - 12.25
      Granted.................................................    487,500     13.00 - 15.25
      Exercised...............................................    (69,703)     1.75 -  8.13
                                                                ---------
    Options outstanding, December 31, 1995....................  1,350,997      1.75 - 15.25
                                                                =========
    Options exercisable, December 31,
      1995....................................................    653,400      1.75 - 12.25
      1994....................................................    376,600      1.75 -  8.13
      1993....................................................    129,550      1.75 -  3.63
    Available for grant, December 31,
      1995....................................................    512,500
      1994....................................................         --
      1993....................................................     67,500

  Reserved Common Shares

     Common stock reserved at December 31, 1995, consists of the following:

    For conversion of Class A common stock...................................     978,458
    For exercise of outstanding warrants.....................................  12,055,116
    For exercise of stock options............................................   1,863,497
                                                                               ----------
                                                                               14,897,071
                                                                               ==========

NOTE J -- INCOME TAXES

     Income before income taxes consists of the following (in thousands):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Domestic..............................................  $48,212     $31,111     $15,836
    Foreign...............................................      482         (66)       (359)
                                                            -------     -------     -------
                                                            $48,694     $31,045     $15,477
                                                            =======     =======     =======

                                  TRACOR, INC.

     The provision for income taxes consists of the following (in thousands):

                                                            1995        1994         1993
                                                           -------     -------     --------
    Current:
      Federal............................................  $14,887     $ 8,708     $  4,424
      State..............................................    3,308       1,723        1,008
      Foreign............................................     (160)         --          (55)
                                                           -------     -------      -------
                                                            18,035      10,431        5,377
    Deferred:
      Federal............................................    2,309       1,978        1,071
      State..............................................      487         218          (94)
      Foreign............................................       --        (129)        (154)
                                                           -------     -------      -------
                                                             2,796       2,067          823
                                                           -------     -------      -------
                                                           $20,831     $12,498     $  6,200
                                                           =======     =======      =======

     A reconciliation between income taxes computed on income before taxes at the statutory federal rate (35% in 1995, 1994, and 1993) and the provision for income taxes is as follows (in thousands):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Income taxes at the statutory federal rate............  $17,043     $10,866     $ 5,417
    Goodwill..............................................    1,240         553         178
    State income taxes, net of federal tax benefits.......    2,467       1,262         594
    Other.................................................       81        (183)         11
                                                            -------     -------     -------
                                                            $20,831     $12,498     $ 6,200
                                                            =======     =======     =======

     A summary of the tax effects of temporary differences comprising deferred income tax assets and liabilities is as follows (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Deferred income tax assets:
      Contracts....................................................    $ 6,509     $ 7,364
      Postretirement medical obligation............................      1,982       1,381
      Accrued vacation.............................................      8,332       8,277
      Expense accruals not yet deductible..........................        820       1,359
      Deferred compensation........................................      3,426       1,982
      Pension......................................................      9,243      13,569
      Other........................................................        783       1,109
                                                                       -------     -------
         Total deferred tax assets.................................     31,095      35,041
           Valuation allowance for deferred tax assets.............         --        (500)
                                                                       -------     -------
              Net deferred tax assets..............................     31,095      34,541
    Deferred income tax liabilities:
      Depreciation.................................................     11,083       9,520
      Pension......................................................      9,501      13,821
      Other........................................................      1,921         847
                                                                       -------     -------
         Total deferred tax liabilities............................     22,505      24,188
                                                                       -------     -------
    Net deferred income taxes......................................    $ 8,590     $10,353
                                                                       =======     =======

                                  TRACOR, INC.

     Net deferred income taxes are reflected on the consolidated balance sheet as follows (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Current deferred income taxes....................................  $15,916     $17,005
    Other long-term liabilities......................................   (7,326)     (6,652)
                                                                       -------     -------
    Net deferred income taxes........................................  $ 8,590     $10,353
                                                                       =======     =======

     Based on Tracor's taxable income in prior carryback years and forecast of future income, management believes it is more likely than not that all net deferred tax assets will be realized. The valuation allowance for capital losses was eliminated in 1995 as a result of realized capital gains, and the related tax benefit reduced the goodwill of GDE.

     For tax purposes, the acquisitions of Vitro and GDE were accounted for using their carryover tax basis, which resulted in the recording of significant deferred income tax assets.

     Income taxes paid, net of refunds, totaled $20.0 million in 1995, $8.6 million in 1994, and $7.4 million in 1993.

NOTE K -- LEASE COMMITMENTS

     Tracor leases office space under various operating leases, which generally contain renewal options and are subject to increases based on formulas such as changes in the Consumer Price Index. Future minimum payments at December 31, 1995, for all noncancelable operating leases with initial terms of one year or more are as follows (in thousands):

                1996...............................................  $13,983
                1997...............................................    9,601
                1998...............................................    6,685
                1999...............................................    4,899
                2000...............................................    3,046
                2001 and thereafter................................   12,324
                                                                     -------
                                                                     $50,538
                                                                     =======

     Rental expense for all operating leases was $17.4 million in 1995, $15.8 million in 1994, and $8.0 million in 1993.

NOTE L -- CONTINGENCIES

     Tracor is involved in various lawsuits and is subject to certain contingencies incidental to its business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position of Tracor.

NOTE M -- NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Both primary and fully diluted net income per share amounts are computed in accordance with the modified treasury stock method using the weighted average common shares outstanding and equivalents assuming the exercise of all outstanding warrants and options for common shares. The weighted average common and common equivalent shares used in this calculation were 24,168,000 in 1995; 22,113,000 in 1994; and 22,069,000 in 1993. For purposes of net income per share computations, net income is adjusted for the pro forma reduction of interest expense, net of investment income (where applicable) and income taxes, resulting from the assumed use of warrant and option exercise proceeds to reduce outstanding debt.

                                  TRACOR, INC.

NOTE N -- SUBSEQUENT EVENTS

  AEL Acquisition

     On February 22, 1996, Tracor purchased all of the approximately 4.1 million common shares of AEL Industries, Inc. (AEL). AEL designs and manufactures sophisticated countermeasures, simulation, and radar-warning receiver systems, installs and integrates electronic avionics equipment in military and commercial aircraft, and provides state-of-the-art antenna, microwave, and integrated circuit components.

     The consideration paid to AEL shareholders was approximately $98.8 million cash for the common shares. AEL's long-term indebtedness prior to the acquisition totaled approximately $20 million, of which approximately $10 million was retired and approximately $10 million was assumed by Tracor. The financing for the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility and from cash on hand.

     Concurrent with the AEL acquisition, Tracor amended and restated its existing credit agreement increasing the total credit available thereunder from $135 million to $270 million. The amended and restated credit agreement consists of a $180 million term loan facility, a $40 million revolving loan facility, and a $50 million letters of credit facility. Substantially all assets of Tracor and certain domestic, wholly owned subsidiaries are pledged or mortgaged under the amended and restated credit agreement, and all borrowings are guaranteed by such subsidiaries.

     The term loans are comprised of an $80 million A Term Loan, a $50 million B Term Loan, and a $50 million C Term Loan. The A Term Loan facility is evidenced by promissory notes maturing October 31, 1999, and requiring quarterly principle payments of approximately $5.3 million. The B Term Loan facility is evidenced by promissory notes maturing October 31, 2000, requiring quarterly payments of $133,333 through and including October 31, 1999, and quarterly payments of $12 million from January 31, 2000, through October 31, 2000. The C Term Loan facility is evidenced by promissory notes maturing April 30, 2001, requiring quarterly payments of $131,578 through October 31, 2000, and two payments of $23,750,000 on January 31 and April 30, 2001. The revolving loans facility is evidenced by promissory notes maturing December 31, 2000. The letters of credit facility provides for the issuance of letters of credit with expiration dates generally 18 months or less from the date of issuance (automatically renewable unless a default exists at the expiration date) but in any event not later than December 31, 2000.

     Certain mandatory prepayments are also required including the prepayment of amounts equal to 100% of the net proceeds from any asset sales, subject to certain exceptions, and 50% of annual excess cash flow. Such mandatory repayments are to be applied to equally and ratably prepay the A, B, and C Term Loans based on the relative principal amounts outstanding.

     Term loans under the A Term Loan facility and the revolving loans bear interest at Tracor's option at either the lender's base rate plus 1 1/2% or the eurodollar rate plus 2 1/2%. Loans under the B Term Loan facility bear interest at Tracor's option at either the lender's base rate plus 2% or the eurodollar rate plus 3%. Loans under the C Term Loan facility bear interest at Tracor's option at either the lender's base rate plus 2 1/4% or the eurodollar rate plus 3 1/4%. Interest on base rate loans is payable quarterly, and interest on eurodollar loans is payable at the end of the applicable interest period or every three months in the case of interest periods in excess of three months. A commitment fee of .5% per annum is charged on the unused revolving loans and letters of credit facility and is payable quarterly in arrears. Each letter of credit bears a total fee of 2 3/8% per annum plus customary administrative charges.

     The amended and restated credit agreement contains covenants which, among other things, impose limitations and restrictions on the incurrence of additional indebtedness, capital expenditures, future mergers and acquisitions, sales of assets, payment of dividends (limited to 30% of net income for the prior year), and

                                  TRACOR, INC.

changes in control, as defined. In addition, Tracor is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage, and net worth.

  Westmark Acquisition

     On March 12, 1996, Tracor reached agreement with Westmark Systems, Inc. (Westmark) to acquire substantially all of Westmark's assets, which primarily consist of Tracor stock and warrants, as well as certain real estate holdings. Westmark, the former parent company of Tracor, holds all of Tracor's Class A stock (978,458 shares), a Series B warrant to purchase 5,249,428 shares of Tracor common stock with an exercise price of $4.42 per share, and a Series C warrant to purchase 5,455,000 shares of Tracor common stock with an exercise price of $7.36 per share. Under the agreement, which is subject to shareholder approval by both companies, Tracor would exchange approximately 8 million shares of common stock for the assets. The number of shares is subject to certain adjustments based on Tracor's average stock price during a 20-day period ending three days before the earliest shareholder meeting held. Westmark will liquidate concurrently with the closing by distributing the Tracor shares to its shareholders. The agreement provides for a distribution of the Tracor shares through underwritten secondary offerings of a maximum of one-half of the shares during the first two years after the closing.

                         REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Shareholders of AEL Industries, Inc.

     We have audited the accompanying consolidated balance sheets of AEL Industries, Inc. as of February 24, 1995, and February 25, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEL Industries, Inc. at February 24, 1995, and February 25, 1994, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

     As discussed in the last paragraph of Note 8 to the consolidated financial statements, the outcome of a U.S. Government investigation associated with a fixed-price contract is presently not determinable. No provision for any liability that may result from this matter has been made in the accompanying financial statements.

                                                     ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 24, 1995

                              AEL INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    FEBRUARY 24, 1995 AND FEBRUARY 25, 1994

                                     ASSETS

                                                                           1995         1994
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Current assets:
  Cash and equivalents.................................................  $  3,140     $ 10,414
  Marketable securities................................................       724        1,428
  Receivables, including unbilled amounts of $29,244 at February 24,
     1995, and $28,313 at February 25, 1994:
     U.S. Government...................................................    40,695       37,045
     Other.............................................................     5,273        4,202
                                                                         --------     --------
                                                                           45,968       41,247
  Inventories..........................................................     1,312        3,047
  Deferred income taxes................................................     1,928        2,646
  Other current assets.................................................       208          238
                                                                         --------     --------
Total current assets...................................................    53,280       59,020
Property, plant and equipment, at cost:
  Land.................................................................     1,860        1,897
  Buildings and improvements...........................................    39,555       40,256
  Machinery and equipment..............................................    41,414       39,327
  Office furniture and equipment.......................................    16,751       15,218
                                                                         --------     --------
                                                                           99,580       96,698
  Less accumulated depreciation........................................    56,941       52,375
                                                                         --------     --------
  Net property, plant and equipment....................................    42,639       44,323
Other assets...........................................................     5,499        5,813
                                                                         --------     --------
                                                                         $101,418     $109,156
                                                                         ========     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $  7,732     $  4,795
  Accrued salaries, wages and employee benefits........................     5,062        5,811
  Other current liabilities............................................     7,039       13,631
  Current portion of long-term debt....................................     3,857        5,542
                                                                         --------     --------
Total current liabilities..............................................    23,690       29,779
Long-term debt, net of current portion.................................    15,742       19,599
Other liabilities......................................................     1,764        1,713
Commitments and contingent liabilities -- Note 8
Shareholders' equity:
  Class A common stock (nonvoting), $1 par value; 20,000,000 shares authorized; shares issued and outstanding, 1995 -- 3,369,000;
     1994 -- 3,333,000.................................................     3,369        3,333
  Class B common stock (voting), $1 par value; 440,000 shares authorized; shares issued and outstanding, 1995 and
     1994 -- 435,000...................................................       435          435
  Capital in excess of par value.......................................     2,923        2,557
  Retained earnings....................................................    53,303       51,740
  Unrealized gain on marketable securities, net of tax.................       192           --
                                                                         --------     --------
Total shareholders' equity.............................................    60,222       58,065
                                                                         --------     --------
                                                                         $101,418     $109,156
                                                                         ========     ========

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       TWO YEARS ENDED FEBRUARY 24, 1995

                                                                         1995           1994
                                                                      ----------     ----------
                                                                       (DOLLARS IN THOUSANDS,
                                                                      EXCEPT PER SHARE AMOUNTS)
Net sales...........................................................  $  126,537     $  123,632
Cost of sales.......................................................      97,448         94,164
                                                                      ----------     ----------
          Gross profit..............................................      29,089         29,468
Selling, administrative, and general expenses.......................      25,486         25,893
                                                                      ----------     ----------
          Earnings before interest and income taxes.................       3,603          3,575
Interest expense....................................................       1,075          1,264
                                                                      ----------     ----------
          Income before income taxes................................       2,528          2,311
Income taxes........................................................         759            694
                                                                      ----------     ----------
Net income..........................................................  $    1,769     $    1,617
                                                                      ==========     ==========
Earnings per share..................................................  $      .46     $      .43
                                                                      ==========     ==========
Weighted average shares outstanding.................................   3,826,000      3,780,000
                                                                      ==========     ==========

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       TWO YEARS ENDED FEBRUARY 24, 1995

                                                                            1995        1994
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Cash flows from operating activities:
  Net income.............................................................  $ 1,769     $ 1,617
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation........................................................    6,240       6,519
     Amortization of other assets........................................      419         407
     Deferred income taxes...............................................      695         274
     Accrued retirement benefits.........................................       51        (294)
     Other...............................................................       11        (131)
  Increase in receivables................................................   (4,721)     (1,610)
  Decrease in inventories and other current assets.......................    1,765       1,521
  (Decrease) increase in accounts payable, accrued liabilities and other
     current liabilities.................................................   (4,404)        513
                                                                           -------     -------
          Net cash provided by operating activities......................    1,825       8,816
Cash flows from investing activities:
  Additions to property, plant and equipment.............................   (5,281)     (6,386)
  Proceeds from sales of property, plant and equipment...................      683          --
  Liquidations of marketable securities..................................      979      10,687
  Other..................................................................      (60)         29
                                                                           -------     -------
          Net cash (absorbed) provided by investing activities...........   (3,679)      4,330
Cash flows from financing activities:
  Reductions in long-term debt...........................................   (5,542)     (6,978)
  Stock option exercises.................................................      352         302
  Repurchases of common stock............................................     (230)       (224)
                                                                           -------     -------
          Net cash absorbed by financing activities......................   (5,420)     (6,900)
                                                                           -------     -------
(Decrease) increase in cash and equivalents..............................   (7,274)      6,246
Cash and equivalents at beginning of period..............................   10,414       4,168
                                                                           -------     -------
Cash and equivalents at end of period....................................  $ 3,140     $10,414
                                                                           =======     =======

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       TWO YEARS ENDED FEBRUARY 24, 1995

                                                                      CAPITAL               UNREALIZED               TOTAL
                                                   COMMON STOCK         IN                   GAIN ON     CLASS A    SHARE-
                                                 -----------------   EXCESS OF   RETAINED   MARKETABLE   TREASURY   HOLDERS'
                                                 CLASS A   CLASS B   PAR VALUE   EARNINGS   SECURITIES    SHARES    EQUITY
                                                 -------   -------   ---------   --------   ----------   --------   -------
                                                                           (DOLLARS IN THOUSANDS)
Balance at February 26, 1993.................... $ 3,305    $ 436     $ 2,257    $ 50,322      $ --        $ --     $56,320
  Conversion of Class B to Class A..............       1       (1)                                                       --
  Stock option exercises........................      52                  250                                           302
  Tax benefit from stock option exercises.......                           50                                            50
  Purchases of common stock for treasury........                                                           (224)       (224)
  Retirement of treasury stock..................     (25)                            (199)                  224          --
  Net income for the year.......................                                    1,617                             1,617
                                                 -------    -----     -------    --------      ----        ----     -------
Balance at February 25, 1994....................   3,333      435       2,557      51,740        --          --      58,065
  Stock option exercises........................      60                  292                                           352
  Tax benefit from stock option exercises.......                           74                                            74
  Purchases of common stock for treasury........                                                           (230)       (230)
  Retirement of treasury stock..................     (24)                            (206)                  230          --
  Change in unrealized gain on securities
     available for sale, net of tax.............                                                192                     192
  Net income for the year.......................                                    1,769                             1,769
                                                 -------    -----     -------    --------      ----        ----     -------
Balance at February 24, 1995.................... $ 3,369    $ 435     $ 2,923    $ 53,303      $192        $ --     $60,222
                                                 =======    =====     =======    ========      ====        ====     =======

                            See accompanying notes.

                              AEL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year. The Company's fiscal year ends on the last Friday in February. Fiscal years in the two-year period ended February 24, 1995, each contain fifty-two weeks.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

     Revenue Recognition. Contract revenue is recognized principally on the percentage-of-completion method in the ratio that cost incurred bears to estimated cost at completion. Other revenue is recorded on the basis of shipment of products or performance of services.

     Contract Provisions. Under fixed price contracts, the Company may encounter, and on certain programs from time to time has encountered, cost overruns caused by increased material, labor, or overhead costs, design or production difficulties and various other factors such as technical and manufacturing complexity, which must be, and in such cases have been, borne by the Company. Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. In addition, the Company from time to time commits to invest its own funds, particularly in the case of high-technology seed programs. The estimated costs of such investments in excess of the related contract values are provided for currently in their entirety upon receipt of such contracts by the Company.

     Cash and Equivalents. Cash and equivalents include all highly liquid investments with original maturities of three months or less.

     Marketable Securities. In fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, on February 24, 1995, the Company's marketable securities are classified as available-for-sale securities and carried at market value as determined based on quoted market prices, and the unrealized gain is reported net of tax as a separate component of shareholders' equity. The cost basis of the marketable securities at February 24, 1995, is $449,000. Prior year financial statements have not been restated to reflect the change in accounting method. At February 25, 1994, marketable securities were carried at cost and the aggregate market value was $1,697,000.

     Receivables. Unbilled receivables represent costs and profits in excess of billed amounts on contracts accounted for on the percentage-of-completion method and are billable upon shipment of the product or performance of the service, achievement of milestones or completion of the contract. Such amounts are generally billed and collected within one year. However, approximately $4,000,000 of unbilled receivables at February 24, 1995, are expected to be billed and collected after one year, including $2,200,000 for costs subject to future negotiations with the U.S. Government.

     Inventories. Inventories are stated at the lower of cost or market and consist primarily of raw materials and work-in-process. Raw materials are valued generally at an average cost; work-in-process and finished goods are valued generally on a first-in, first-out basis.

     Plant and Equipment. Depreciation of plant and equipment is computed on the straight-line method based upon the following estimated useful lives:

    Buildings and improvements                                              10 to 40 years
    Machinery and equipment                                                  3 to 10 years
    Office furniture and equipment                                           5 to 8 years

                              AEL INDUSTRIES, INC.

     Other Assets. Other assets include $7,300,000 representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed in connection with an acquisition in 1987. Such amount is being amortized on a straight-line basis over 20 years. Accumulated amortization was $2,768,000 and $2,403,000 at February 24, 1995, and February 25, 1994,
respectively.

     Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

     Interest. The Company capitalizes interest costs associated with the cost of constructing major new facilities. Interest of $88,000 incurred in fiscal year 1994 has been capitalized.

     Earnings Per Share. Per share data are based on the weighted average number of shares of stock outstanding each year including the dilutive effect of stock options. Per share computations on a fully diluted basis are the same as those reported.

     Reclassifications. Certain financial statement items for fiscal year 1994 have been reclassified in order to conform with the current year's presentation.

2. POSSIBLE SALE OF THE COMPANY

     On February 28, 1995, the Company's controlling shareholders, Dr. Leon Riebman and Claire E. Riebman, transferred all of their class A nonvoting and class B voting common stock into a voting trust controlled by four independent directors of the Company to provide the Company's Board of Directors with increased flexibility in exploring the possible sale of the Company. The voting trust has an initial term of nine months with an extension period of up to one additional year, subject to certain conditions. The voting trustees have full power to vote the Riebmans' stock with regard to any proposed transaction for the sale of the Company. Such stock constitutes approximately 7% of all outstanding shares, before issuance of the 180,947 class A shares described below, and 55% of the class B voting shares at February 24, 1995. Any proposal for the sale of the Company, and the agreements with the Riebmans referred to below, are subject to ratification by the class A and class B shareholders, each voting as a separate class. Ratification of a proposal for the sale of the Company and ratification of the agreements with the Riebmans must be voted upon by the shareholders as a single proposition.

     In consideration of the controlling shareholders entering the voting trust agreement, transferring their shares to the voting trust, and agreeing to accept the same per share price for their voting stock as other shareholders receive for their stock in the event of a sale of the Company, the Company issued 180,947 shares of class A nonvoting stock to the Riebmans on February 28, 1995. These shares have also been transferred into the voting trust and will be returned to the Company for cancellation without any payment to the Riebmans if a sale of the Company does not occur while the voting trust is in effect. If a sale does occur, the issuance of 180,947 shares will result in a charge against income for an amount equal to market value of the shares at the time the Company is sold.

     Under separate agreements also entered into on February 28, 1995, the Company has agreed to make the following payments to Dr. Riebman if the Company is sold while the voting trust is in effect: payments totalling $675,000 for consulting services to be provided by Dr. Riebman for a three-year period commencing with his employment termination; a change-in-control payment of $500,000 if Dr. Riebman's employment terminates after the sale of the Company; and a noncompetition payment of up to $1,900,000.

     The Company also has agreements with seven other officers which could result in severance payments to those officers if their employment were to terminate during a two-year period following a change in control of

                              AEL INDUSTRIES, INC.

the Company. Aggregate severance payments under such agreements could range up to approximately $2,500,000 depending on the number of officers terminated and the timing of the terminations.

     The Company expensed costs of approximately $675,000 in fiscal year 1995 related to the possible sale of the Company.

3. LINE OF CREDIT AND LETTERS OF CREDIT

     The Company has a line of credit agreement expiring June 30, 1995, which provides for unsecured borrowings of up to $8,000,000 at the prime rate. The Company had only nominal temporary borrowings under the line of credit agreement during the year ended February 24, 1995, and did not borrow during the year ended February 25, 1994. The terms of the line of credit agreement contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, annual capital expenditures and a debt-to-equity ratio. The agreement also requires an annual commitment fee of approximately $50,000.

     At February 24, 1995, standby letters of credit of approximately $12,800,000 have been issued under an agreement expiring June 30, 1995, which is being maintained as security for performance and advances received on long-term contracts, and as security for debt service payments under industrial revenue bond loan agreements. The agreement provides a maximum commitment for letters of credit of $14,500,000 and requires an annual commitment fee of approximately $73,000.

4. LONG-TERM BORROWINGS

     Long-term borrowings consist of:

                                                                  FEBRUARY 24,     FEBRUARY 25,
                                                                      1995             1994
                                                                  ------------     ------------
                                                                     (DOLLARS IN THOUSANDS)
    10.03% senior unsecured note payable, principal due annually
      through April 1997........................................    $  8,400         $ 13,400
    Industrial revenue bonds, interest is variable, (4.4% at
      February 24, 1995, and 2.8% at February 25, 1994),
      principal due annually through 2010. (Bonds are
      collateralized by certain property and equipment at the
      Company's St. Louis Regional Airport facility.)...........       6,295            6,500
    Industrial revenue bonds, interest is variable, (4.4% at
      February 24, 1995, and 2.8% at February 25, 1994),
      principal due April 2009. (Bonds are collateralized by
      certain property and equipment of the Company's Cross
      Systems Division.)........................................       4,000            4,000
    Obligation under capital lease, interest at prime plus 1%, principal due quarterly through December 1996. (Lease is
      collateralized by data processing equipment.).............         519              779
    Other.......................................................         385              462
                                                                     -------          -------
                                                                      19,599           25,141
    Less current portion........................................       3,857            5,542
                                                                     -------          -------
                                                                    $ 15,742         $ 19,599
                                                                     =======          =======

     Aggregate maturities of long-term borrowings over the next five fiscal years are as follows: 1996 -- $3,857,000; 1997 -- $3,872,000;
1998 -- $2,127,000; 1999 -- $342,000; and 2000 -- $362,000.

     The terms of certain financing agreements contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios, including debt-to-equity.

                              AEL INDUSTRIES, INC.

     The Company paid interest of $1,511,000 and $1,965,000 during fiscal years 1995 and 1994, respectively. Interest expense is reported net of interest income of $259,000 and $455,000 in fiscal years 1995 and 1994, respectively.

5. INCOME TAXES

     The income tax provisions for the two years ended February 24, 1995, are comprised of the following:

                                                                        1995         1994
                                                                        ----         ----
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Current:
      Federal.........................................................  $(26)        $420
      State...........................................................    90           --
                                                                        ----         ----
                                                                          64          420
    Deferred:
      Federal.........................................................   600          177
      State...........................................................    95           97
                                                                        ----         ----
                                                                         695          274
                                                                        ----         ----
              Total provision.........................................  $759         $694
                                                                        ====         ====

     The provisions for income taxes for the two years ended February 24, 1995, differ from the provisions computed by applying the statutory federal income tax rate due to the following:

                                                                        1995        1994
                                                                        -----       -----
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Statutory federal income tax......................................  $ 860       $ 786
    Increase (decrease) resulting from:
      Tax exempt investment income....................................    (21)        (79)
      Amortization of intangible assets...............................    124         124
      State income taxes..............................................    185          97
      Tax credits.....................................................   (364)       (303)
      Foreign income..................................................     32          42
      Costs related to possible sale of the Company...................    229          --
      Reversal of tax liabilities.....................................   (350)         --
      Other...........................................................     64          27
                                                                        -----       -----
                                                                        $ 759       $ 694
                                                                        =====       =====

     The Company's federal income tax returns for fiscal years prior to 1992 have been closed to assessments by the Internal Revenue Service. Accordingly, the Company reversed related tax liabilities, reducing its income tax provision in fiscal year 1995 by $350,000.

                              AEL INDUSTRIES, INC.

     The significant components of the deferred tax liabilities and assets are as follows:

                                                                  FEBRUARY 24,     FEBRUARY 25,
                                                                      1995             1994
                                                                  ------------     ------------
                                                                     (DOLLARS IN THOUSANDS)
    Deferred tax liabilities:
      Depreciation..............................................    $ (1,219)        $ (1,197)
      Other.....................................................        (144)              (7)
                                                                     -------          -------
                                                                      (1,363)          (1,204)
    Deferred tax assets:
      Employee benefits.........................................       1,595            1,437
      Inventory and contract loss allowances....................       2,147            2,304
      Provision for claims settlement...........................          --              440
      Tax credit carryforwards..................................         707              768
      Other.....................................................         212              331
                                                                     -------          -------
                                                                       4,661            5,280
    Valuation allowance.........................................      (1,180)          (1,180)
                                                                     -------          -------
    Net deferred tax asset......................................    $  2,118         $  2,896
                                                                    ========         ========

     At February 24, 1995, the Company has general business credit carryforwards of approximately $390,000 which expire in the years 2008 through 2010. The Company also has alternative minimum tax credit carryforwards of approximately $317,000 that do not expire.

     The Company paid income taxes, net of refunds, of $315,000 and $380,000 in fiscal years 1995 and 1994, respectively.

6. EMPLOYEE BENEFIT PLANS

     Under the Company's Retirement Savings Plan which covers all eligible employees, the Company makes a matching contribution not exceeding three percent of an employee's annual compensation, but otherwise equivalent to one-half of the employee's contribution. Starting from January 1994, the Company is also making additional contributions to the plan, for all eligible employees, equal to 1% of their compensation, until compensation exceeds the Federal Insurance Contributions Act maximum taxable wage base, at which point the Company doubles its additional contribution. The Company's aggregate contributions to the Retirement Savings Plan for fiscal years 1995 and 1994 were $1,437,000 and $1,139,000, respectively.

     The Company also maintains individual unfunded supplemental retirement benefit plans for two current executive officers and one former executive officer. Supplemental retirement benefits are based on the officers' final average annual earnings from the Company and are payable in installments over ten years upon retirement, disability, death, or, if no longer employed by the Company, at age 62. Expense recognized for the benefits accrued under the plans was $91,000 and $95,000 in fiscal years 1995 and 1994, respectively. In addition, the resignation of an executive resulted in a curtailment gain of $381,000 recognized in fiscal year 1994. Other liabilities on the consolidated balance sheets as of February 24, 1995, and February 25, 1994, include amounts of $1,716,000 and $1,625,000, respectively, for the supplemental retirement benefit plans.

7. OTHER CURRENT LIABILITIES

     Other current liabilities at February 24, 1995, and February 25, 1994, include allowances for contract losses and other contract allowances aggregating $3,600,000 and $3,900,000, respectively. Other current liabilities at February 25, 1994, also include billings in excess of revenues recognized on uncompleted contracts of approximately $4,600,000.

                              AEL INDUSTRIES, INC.

     In fiscal year 1993, the Company established an allowance of $2,200,000 based on an agreement to settle civil claims pertaining to the pricing of a 1985 fixed-price contract modification. The Company paid $1,100,000 in each fiscal year 1995 and 1994.

8. COMMITMENTS AND CONTINGENCIES

     Rent expense under operating leases was $858,000 and $735,000 for fiscal years 1995 and 1994, respectively. Fiscal year minimum lease payments under noncancellable operating leases are as follows: 1996 -- $400,000;
1997 -- $373,000; 1998 -- $220,000; 1999 -- $90,000; 2000 -- $62,000 and 2001
and beyond -- $348,000.

     From time to time, the Company may be involved in lawsuits, investigations and other legal proceedings arising from the ordinary conduct of its business with the U.S. Government and others. One such action relates to the U.S. Environmental Protection Agency (EPA) which, in 1989, placed a site that includes the Company's Richardson Road property on the National Priorities List for detailed study and cleanup of alleged environmental contamination. The Company continues to cooperate with the EPA in the study of this site. In the opinion of management, except for the matter described below, these legal proceedings will not have a material adverse effect on the consolidated financial position.

     The Company continues to cooperate with the Department of Defense in an investigation which commenced in 1992 regarding the AN/MLQ-T4 Ground Jammer program. At this time, management is unable to determine when the Government will complete its inquiry or whether it will seek any remedies.

9. COMMON STOCK AND STOCK OPTION PLANS

     At February 24, 1995, shares of class A common stock were reserved as follows: 926,000 shares for the exercise of stock options and 435,000 shares for the conversion of class B common stock. Class B common shares are convertible into class A common shares on a one-for-one basis. If, at any time, a majority of class B common shareholders vote in favor of conversion or if less than 50,000 class B common shares remain outstanding, all class B common shares will automatically be deemed converted into class A common shares, which will then assume voting rights.

     At February 24, 1995, options were exercisable for 76,000 class A shares at prices ranging from $4.75 to $10.00 per share. Changes in the number of shares of class A common stock subject to outstanding but unexercised options for the two years ended February 24, 1995, are as follows:

                                                                            1995      1994
                                                                            ----      ----
                                                                            (IN THOUSANDS)
    Balance, beginning of period..........................................  202       298
    Options granted at prices of $6.63 to $10.25 per share................   62        53
    Options exercised at prices of $4.56 to $8.81 per share...............  (60)      (52)
    Options cancelled and terminated......................................  (21)      (97)
                                                                            ---       ---
    Balance, end of period................................................  183       202
                                                                            ===       ===

     Generally, options granted are fully exercisable two years from the date granted and all unexercised options terminate five years after the date granted, upon the resignation of the optionee, or three months after the termination of employment if by other than resignation. No charges to income have been made in accounting for options. Options are granted at a price equal to the fair market value of class A common stock on the date of grant.

                              AEL INDUSTRIES, INC.

10. SEGMENT REPORTING

     The Company's principal business is electronic defense products and services, which consists primarily of the design and manufacture of electronic countermeasures systems, simulation systems, radars and receivers. The Company is also engaged in the installation and integration design of avionics and electronic warfare systems.

     The Company provides other products such as antennas, microwave integrated circuits and hybrid microcircuits, and services such as calibration, product testing and technical publication.

     Presented below are the sources of revenues for each segment by type of customer for the two years ended February 24, 1995:

                                                                       1995         1994
                                                                     --------     --------
                                                                    (DOLLARS IN THOUSANDS)
    Sales and service revenues:
      Domestic:
         U.S. Government:
           Electronic Defense Products and Services................  $ 96,357     $ 98,282
           Other Products and Services.............................        69           50
      Commercial:
         Electronic Defense Products and Services..................     2,227        1,160
         Other Products and Services...............................     9,082        7,772
                                                                     --------     --------
                                                                      107,735      107,264
      International:
         Electronic Defense Products and Services..................    18,802       16,368
                                                                     --------     --------
                                                                     $126,537     $123,632
                                                                     ========     ========

     Sales and service revenues from the U.S. Government include sales and service revenues recognized under contracts with suppliers to the U.S. Government.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
GDE Holdings, Inc.:

     We have audited the accompanying consolidated statements of operations of GDE Holdings, Inc. and subsidiaries for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of GDE Holdings, Inc. and subsidiaries for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

San Diego, California
December 16, 1994

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE FORTY-SIX WEEKS ENDED NOVEMBER 17, 1994 AND
                   THE TWELVE MONTHS ENDED DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

                                                                         1994          1993
                                                                       ---------     ---------
Net sales............................................................  $ 227,774     $ 268,690
Cost of sales........................................................   (175,163)     (207,405)
                                                                       ---------     ---------
          Gross profit...............................................     52,611        61,285
Selling, administrative, and general expenses........................    (50,304)      (48,507)
                                                                       ---------     ---------
          Earnings before interest and income taxes..................      2,307        12,778
Interest expense.....................................................       (993)       (2,530)
                                                                       ---------     ---------
          Earnings before income taxes...............................      1,314        10,248
Income taxes.........................................................     (3,769)       (4,256)
                                                                       ---------     ---------
          Net earnings (loss)........................................  $  (2,455)    $   5,992
                                                                       =========     =========

          See accompanying notes to consolidated financial statements.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    NOVEMBER 17, 1994 AND DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND BASIS OF PRESENTATION

  Business Acquisition:

     On November 17, 1994, Tracor, Inc. ("Tracor") acquired all of the outstanding stock of GDE Holdings, Inc., a Delaware Corporation ("GDE"). The consideration paid for the acquisition consisted of a combination of 1,928,050 shares of Tracor Common Stock (the actual agreed amount being adjusted for fractional shares which were paid in cash pursuant to the GDE Acquisition Agreement). Tracor's 10 7/8% Senior Subordinated Notes due 2001 in the aggregate principal amount of $14,778 (the "Tracor Notes"), and cash in the approximate sum of $58 million (which is to be finally arrived at by deducting from $67,538 the amount of the indebtedness of GDE as of the close of business on the date of closing, adding back thereto the amount of cash and cash equivalents of GDE as of the close of business on the closing date, and deducting therefrom certain allowed amounts for specified expenses of the transaction). The Tracor Notes distributed at closing were net of $3,831 which was held back for any purchase price adjustments and a $3,000 escrow subject to payment of indemnification claims, if any.

     As a result of the transaction, the existing stock options and stock warrants were converted to a right to receive consideration and the option and warrant holders received consideration from Tracor based on the per share price defined in the purchase agreement (See note 3b, 11). The Stock Appreciation Rights (SAR) plan has been terminated due to the purchase and all obligations of the SAR plan have been satisfied. The Company incurred a cost associated with retiring the SARs of $874 (See note 12). In addition, a portion of the proceeds was advanced by the investor group to retire the subordinated note (See note
3b).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation:

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Sales and Earnings Under Long-term Contracts:

     Major fixed price and all cost type defense contracts are accounted for using the percentage-of-completion method of accounting. Short-term fixed price contracts are accounted for using the delivery method. The estimated profit rates are determined on an individual contract basis. Rates are adjusted periodically as a result of revisions in projected contract revenue and estimated costs to complete. Any anticipated losses on contracts are charged to earnings when identified. For defense contracts, such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

  (c) Contracts in Process:

     Consistent with industry practice, contracts in process relating to long-term contracts are classified as current assets although a portion of these amounts is not expected to be realized within one year. Contracts in process for cost type contracts are stated at cost incurred, less payments received. Contracts in process for fixed price contracts are stated at cost incurred, less progress payments and cost allocated to delivered units. Incurred costs include direct contract costs and related overhead. Revenue which has not yet been billed is included in contracts in process.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

  (d) Property, Plant and Equipment:

     Depreciation expense is recorded over the expected useful lives of the respective assets, ranging from 2 to 11 years. The Company uses straight-line and accelerated methods of depreciation for its depreciable assets.

  (e) Investments:

     Investments are carried at the lower of cost of market. On February 23, 1994, the Company acquired, as an investment, 1,000,000 shares of (EPS) Essential Planning Systems, Ltd. for $934. As of November 17, 1994, this investment is fully reserved.

  (f) Reclassifications:

     Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

  (g) Research and Development Costs:

     Customer-sponsored research and development costs are accounted for as direct contract costs. Costs specifically reimbursable under contract terms are allocated to contracts in process and included in cost of sales at the time of sales recognition. Commercial research and development costs are recognized in the period incurred.

  (h) Income Taxes:

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Statement 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

     State and local income taxes are charged to prepaid expense when paid. These amounts are amortized the subsequent year to contracts in process and included in cost of sales as related revenues are recognized.

  (i) Intangible Assets:

     Intangible assets purchased by the Company as a result of the Acquisition, including product software, interest in leaseholds, covenant not-to-compete, and debt issuance costs have been capitalized and are being amortized using the straight-line method over the estimated economic life of the assets ranging from three to five years. Amortization of these costs for the forty-six weeks ended November 17, 1994, and the twelve months ended December 31, 1993, totaled $10,874 and $7,342, respectively. Included in the amount recorded for the forty-six weeks ended November 17, 1994 is $1,867 of leasehold interest written off due to a relocation of the Company and $2,391 of debt issuance costs written off due to the pay-down of the long-term debt and the subordinated debt. Approximately $289 and $687 of amortization is included in operating costs for the forty-six weeks ended November 17, 1994, and the twelve months ended December 31, 1993, respectively.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

  (j) Goodwill:

     The excess of the purchase price over net assets acquired as a result of an acquisition is being amortized on a straight-line basis over forty years. Amortization of these costs for the forty-six weeks ended November 17, 1994, and the twelve months ended December 31, 1993, totaled $81 and $89, respectively.

  (k) Credit Risk:

     The Company's credit risk consists of billed accounts receivable and unreimbursed costs and fees under contracts. Accounts receivable and unreimbursed costs and fees result primarily from contracts with the U.S. and non-U.S. governments and from subcontracts with prime contractors to the U.S. Government. Historically, the Company has not incurred significant credit related losses.

3. CREDIT FACILITIES

  (a) Senior Debt Facility:

     GDE Systems, Inc. entered into a credit agreement, dated November 20, 1992 (the Credit Agreement), with Citibank, N.A. (Citibank). Under the Credit Agreement, GDE Systems obtained credit of up to $53,250, consisting of a term loan of $38,250 and a working capital facility in an amount of $15,000. Aggregate commitments under the working capital facility are subject to mandatory annual reductions of $5,000 in December 31, 1995, 1996, and 1997. There were no amounts outstanding under the working capital facility as of November 17, 1994 and December 31, 1993. Letters of credit outstanding against the working capital facility as of November 17, 1994 and December 31, 1993 were $3,210 and $102, respectively.

     The borrowings are collateralized by a senior security interest in all of the outstanding capital stock of Holdings, including present and future subsidiaries of Holdings, and by substantially all of the assets of Holdings.

     The outstanding principal of the term loan is required to be paid in quarterly installments of $1,913. In addition, the term loan is required to be reduced by the amount of net cash proceeds (as defined in the Credit Agreement), from certain transactions and 85% of excess cash flow (as defined in the Credit Agreement).

     The term loan and the working capital facility borrowings bear interest at the option of the Company at either Citibank's adjusted base rate or the adjusted Eurodollar rate (as defined in the Credit Agreement). The annual weighted average interest rate on the borrowings at December 31, 1993 was 6.26%.

     The Credit Agreement contains restrictive financial covenants. Such restrictive covenants include (a) maintenance of certain net worth levels, (b) minimum fixed charge coverage ratios and interest coverage ratios, (c) minimum average quarterly consolidated earnings before interest, taxes, depreciation, and amortization, and (d) maximum ratios of funded debt to net worth. The Credit Agreement contains certain other restrictive covenants, including limitations on paying dividends.

     The Company has agreed to pay to Citibank, the administrative agent, quarterly, in arrears, a commitment fee on the average daily unused portion of the working capital facility at the rate of .5% per annum. The Company has also agreed to pay Citibank an annual agency fee in the amount of $213.

  (b) Subordinated Promissory Note:

     In connection with a prior acquisition, Holdings issued to Union Labor Life Insurance Company a subordinated promissory note with a face value of $5,000 and stock warrants evidencing rights to purchase 68,421 shares of common stock at an initial exercise price of $.01 per share. These warrants were assigned no value in the accompanying consolidated financial statements. The Company repurchased 15,000 of these warrants for $180,000 in 1993. The remainder of the warrants were canceled on November 17, 1994 pursuant to the Company's acquisition by Tracor. The note is payable in two equal installments on November 20, 1998

                      GDE HOLDINGS, INC. AND SUBSIDIARIES
and November 20, 1999. The note bears interest at a rate of 13%, payable semi-annually commencing May 20, 1993. The subordinated promissory note contains certain restrictive covenants similar to those in the senior debt facility. On November 17, 1994, the Company paid the $5,000 balance of the subordinated debt. (See note 1).

4. INCOME TAXES

     Income taxes for the forty-six weeks ended November 17, 1994 and for the twelve months ended December 31, 1993:

                                                                         1994       1993
                                                                        ------     -------
    Federal -- current................................................  $4,541     $ 5,411
    Federal -- deferred...............................................    (772)     (1,155)
                                                                        ------     -------
                                                                        $3,769     $ 4,256
                                                                        ======     =======

     The effective rate of the provisions for federal income taxes reconciles to the statutory rate as follows:

                                                                            1994      1993
                                                                            -----     ----
    Statutory U.S. federal income tax rate................................   35.0%    35.0%
    Increase (reduction) in rate resulting from:
      Effect of temporary difference......................................  101.2       --
      Increase in valuation allowance.....................................   42.5       --
      Prior year tax adjustment...........................................  111.1       --
      Other...............................................................   (3.0)     6.5
                                                                            -----     ----
      Actual income tax rate..............................................  286.8%    41.5%
                                                                            =====     ====

5. TRANSACTION WITH RELATED PARTIES

     During the Acquisition, and the formation and incorporation of Holdings, the Company paid certain executive, administrative, financial, legal and other service fees to The Carlyle Group (Carlyle). Amounts paid by the Company related to those services for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 were $0 and $500, respectively. The Company issued stock warrants to The Carlyle Group evidencing rights to purchase 97,849 shares of common stock. The exercise price associated with these warrants was $10 per share (See note 1).

     The Company retained Carlyle to provide investor relations services, to identify and assist in the development of business opportunities, to assist management in evaluating financial strategies, and to provide other similar services. Amounts included in expense related to these services for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 were $442 and $1,000, respectively.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

6. RENTAL EXPENSE AND LEASE COMMITMENTS

     Rental expense, substantially all of which is minimum rentals, under noncancelable operating leases for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 was $5,692 and $5,760, respectively. The leases require the Company to pay taxes, maintenance, insurance and certain other expenses. Future minimum lease payments under existing noncancelable operating leases at November 17, 1994 are as follows:

                1995...............................................  $ 3,518
                1996...............................................    3,057
                1997...............................................    1,434
                1998...............................................    1,200
                1999...............................................      900
                                                                     -------
                          Total minimum lease commitments..........  $10,109
                                                                     =======

7. COMMITMENTS AND CONTINGENCIES

     The Company is, from time to time, subject to claims arising from the conduct of its business with the U.S. government. While the extent of remediation and of the Company's liability in these matters is difficult to estimate, management believes the aggregate of these proceedings and matters are not material to the Company's consolidated financial position.

     In addition, the Company is, from time to time, subject to legal actions which arise out of the normal course of business. In the opinion of management, based in part upon the advice of outside counsel, the ultimate disposition of these matters will not have a material adverse affect to the Company's consolidated financial position.

8. RETIREMENT SAVINGS AND DEFERRED COMPENSATION PLANS

     The Company maintains a noncontributory defined benefit retirement plan covering substantially all of its employees. Under the plan, retirement benefits are based primarily on the employee's years of service and level of compensation. It is the Company's policy to periodically fund the retirement plan between the ERISA minimum requirements and the maximum amount deductible under existing federal income tax regulations.

     Assumptions used in accounting for the plan at November 17, 1994 and December 31, 1993 are as follows:

                                                                      1994           1993
                                                                   ----------     ----------
    Discount rate................................................         8.0%           7.0%
    Rates of increase in compensation levels based on age........  4.5 - 10.0%    4.5 - 10.0%
    Expected long-term rate of return on assets..................         8.0%           8.0%

     Net pension cost included the following components for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993:

                                                                       1994         1993
                                                                     --------     --------
    Service costs -- benefits earned during year...................  $  4,994     $  7,147
    Interest costs on projected benefit obligation.................     9,005       11,584
    Return on plan assets..........................................   (10,441)     (11,456)
    Net amortization and deferral..................................       (31)      (1,629)
                                                                     --------     --------
              Net pension cost.....................................  $  3,527     $  5,646
                                                                     ========     ========

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

     Increases in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. If the unrecognized gain or loss at the beginning of the year exceeds 10% of the greater of the projected benefit obligation or the market related value of plan assets, the excess is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

     In the event the Company terminates the plan with plan assets in excess of accumulated benefits, the U.S. government may be entitled to receive an equitable interest in those assets.

     In addition to the retirement plan, the Company offers a savings plan. GDE Systems, Inc. Savings Plan ("Savings Plan") is organized under Section 401(K) of the Internal Revenue Code, and approximately 1,515 employees were eligible at November 17, 1994. Approximately 1,343 employees participated in the Savings Plan as of November 17, 1994. The Savings Plan provides that participants may contribute (a) 2% to 10% of annual salary up to $25,000 and 2% to 6% of annual salary over $25,000, which contributions are matched by the Company at a rate of 50%, and (b) up to an additional 4% of annual salary, which contribution is not matched by the Company. The Company recorded expense for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 of $2,478 and $2,927, respectively, related to this plan.

     The Company also offers senior management a deferred compensation plan. The plan is not qualified under Section 401 of the Internal Revenue Code. The salary deferred pursuant to this plan for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 was $2,100 and $2,362, respectively.

9. POST-RETIREMENT MEDICAL PLAN AND LIFE INSURANCE BENEFITS

     In addition to the Company's defined benefit pension plan (note 8), the Company sponsors defined benefit health care and life insurance plans that provide post-retirement benefits to certain employees who meet minimum age and service requirements. The plans are contributory and contain other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medial benefits in amounts determined at the discretion of management.

     The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," effective November 20, 1992. As a result of escalating health care costs, and their impact on the Company's financial viability, in March 1993 the Company announced its intention to terminate its salaried retiree medical plans effective July 1, 2008. The current retiree plans will continue until that time with the premium capped at the rate in effect July 1, 1993 plus an escalation of 5% per year through 1997. Additionally, the terms of company-sponsored life insurance for retirees was amended, reducing the amount of Company paid life insurance for certain active employees. Post-retirement benefit obligations as of November 17, 1994 and December 31, 1993 were $15,657 and $15,505, respectively.

     Net periodic post-retirement benefit cost for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 include the following components:

                                                                          1994       1993
                                                                         ------     ------
    Service cost.......................................................  $  237     $  277
    Interest cost......................................................     817      1,059
                                                                         ------     ------
                                                                              -          -
                                                                         $1,054     $1,336
                                                                         ======     ======

     For measurement purposes, 11.0% to 13.0% annual rates of increase, depending on participant criteria, in the per capita cost of covered benefits (i.e., health care cost trend rate) were assumed for 1994; the rate was assumed to decrease gradually to 5.5% for all participants by the year 2000 and remain at that level thereafter.

                      GDE HOLDINGS, INC. AND SUBSIDIARIES

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care trend rates by one percentage point would increase the accumulated post-retirement benefit obligation (post plan changes) as of November 17, 1994 by $190 and the aggregate of the service and interest cost components of the net periodic post-retirement benefit cost for the period January 1, 1994 through November 17, 1994 by $42.

     The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 8.0% at November 17, 1994 and 7.0% at December 31, 1993.

10. MANAGEMENT EQUITY PARTICIPATION

     Effective March 1, 1993, the Company allowed certain senior members of management to acquire an equity position through the purchase of stock at the issue price of $10 per share. To date, members of management have purchased 201,250 shares. As a result of the Tracor acquisition, all shares owned by management were acquired (See note 1).

11. STOCK OPTION PLAN

     The Board of Directors and the shareholders of the Company have adopted a stock option plan effective January 14, 1993. The options were offered to outside board members and senior management of the Company and have two distinct components. One half of the options ("time options") vest at a rate of 20% per year on the last day of each calendar year beginning in 1993. The other half ("performance options") vest at a rate of 20% per year based on achievement by the Company of specific earnings goals which have been established for the next five years. The total number of options authorized under the plan is 152,444. There were 152,272 options issued and outstanding at November 17, 1994. The exercise price of all outstanding options is $10 which the Company believes to have been the fair market value at the time the options were granted. As a result of the Tracor acquisition, the existing stock options were canceled and the option holders received consideration from Tracor based on the per share price defined in the purchase agreement. (See Note 1)

12. STOCK APPRECIATION RIGHTS

     The Board of Directors and the shareholders of the Company have adopted a stock appreciation right plan effective July 1, 1993. All active full-time Company employees have been issued ten Stock Appreciation Rights (SARs) at an issue price of $10 per SAR as specified in the SAR plan. As a result of the Tracor acquisition, the SAR plan was terminated and all active employees were paid for the appreciation according to the plan document. The cost associated with the plan as of November 17, 1994 and December 31, 1993 was $874 and $69 respectively (See note 1).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Westmark Systems, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Westmark Systems, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Dallas, Texas
March 12, 1996

                             WESTMARK SYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                    1995              1994
                                                                -------------     -------------
                                            ASSETS
Current assets:
Cash and cash equivalents.....................................  $     318,427     $     452,176
Accrued rental income receivable from related party...........          8,492             8,492
                                                                -------------     -------------
          Total current assets................................        326,919           460,668
Noncurrent assets:
Investments in equity securities..............................             --                --
Property and plant, net of accumulated depreciation...........        163,830           163,830
Deferred tax asset, net.......................................        422,963           373,384
                                                                -------------     -------------
          Total assets........................................  $     913,712     $     997,882
                                                                =============     =============
                   LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable to affiliate.................................  $         423     $       2,161
Accrued expenses..............................................         34,795            25,153
                                                                -------------     -------------
          Total current liabilities...........................         35,218            27,314
                                                                -------------     -------------
Commitments and contingencies (Note 1)
Shareholders' equity:
  Preferred stock, series B, cumulative convertible par value
     $.01 per share, liquidation preference of $100 per share
     or $42,968,700 in the aggregate, 1,000,000 shares
     authorized, 429,687 shares issued and outstanding........          4,297             4,297
  Common stock -- voting, par value $.01 per share, 70,000,000 shares authorized, 22,517,947 shares issued and
     19,936,192 shares outstanding............................        225,180           225,180
  Common stock -- nonvoting, par value $.01 per share,
     10,000,000 shares authorized, 4,513,629 shares issued and
     4,160,486 shares outstanding.............................         45,136            45,136
  Additional paid-in capital..................................    185,688,221       185,688,221
  Accumulated deficit.........................................   (185,054,991)     (184,962,917)
  Treasury stock, at cost (2,581,755 voting shares and 353,143
     nonvoting shares)........................................        (29,349)          (29,349)
                                                                -------------     -------------
                                                                      878,494           970,568
                                                                -------------     -------------
          Total liabilities and shareholders' equity..........  $     913,712     $     997,882
                                                                =============     =============

          See accompanying notes to consolidated financial statements.

                             WESTMARK SYSTEMS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                  FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                      -------------------------------------------
                                                         1995            1994            1993
                                                      -----------     -----------     -----------
Revenues:
  Rental income from related parties................  $   187,401     $   187,401     $   187,401
  Interest income...................................       16,720          19,167          22,927
  Gain on investment disposition....................           --         476,445              --
                                                      -----------     -----------     -----------
          Total revenue.............................      204,121         683,013         210,328
                                                      -----------     -----------     -----------
Expenses:
  Legal.............................................      132,544         160,332         187,819
  Oversight and administration......................       85,000          85,000          85,000
  Directors' fees...................................       48,000          48,000          48,000
  Insurance.........................................       47,500          46,780         170,090
  Depreciation and amortization.....................           --           3,672          13,061
  Litigation expense................................           --         276,445         400,000
  Office operations.................................       28,889          17,239           5,142
                                                      -----------     -----------     -----------
          Total expenses............................      341,933         637,468         909,112
                                                      -----------     -----------     -----------
Income (loss) before income taxes...................     (137,812)         45,545        (698,784)
Income tax benefit (expense)........................       45,738         (20,002)        241,498
                                                      -----------     -----------     -----------
Net income (loss)...................................      (92,074)         25,543        (457,286)
Dividends applicable to preferred stock.............    2,578,122       2,578,122       2,578,122
                                                      -----------     -----------     -----------
Net loss applicable to common stock.................  $(2,670,196)    $(2,552,579)    $(3,035,408)
                                                      ===========     ===========     ===========
Net loss per common share...........................  $     (0.11)    $     (0.11)    $     (0.13)
                                                      ===========     ===========     ===========
Weighted average number of common shares
  outstanding.......................................   24,096,678      24,096,678      24,096,678
                                                      ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                             WESTMARK SYSTEMS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                  COMMON STOCK        ADDITIONAL
                                  PREFERRED   --------------------     PAID-IN                      TREASURY
                                    STOCK      VOTING    NONVOTING     CAPITAL         DEFICIT       STOCK       TOTAL
                                  ---------   --------   ---------   ------------   -------------   --------   ----------
Balance, December 31, 1992.......  $ 4,297    $225,180    $45,136    $185,688,221   $(184,531,174)  $(29,349)  $1,402,311
Net loss.........................       --          --         --              --        (457,286)        --     (457,286)
                                    ------    --------    -------    ------------   -------------   --------     --------
Balance, December 31, 1993....... 4,297...     225,180     45,136     185,688,221    (184,988,460)   (29,349)     945,025
Net income.......................       --          --         --              --          25,543         --       25,543
                                    ------    --------    -------    ------------   -------------   --------     --------
Balance, December 31, 1994....... 4,297...     225,180     45,136     185,688,221    (184,962,917)   (29,349)     970,568
Net loss.........................       --          --         --              --         (92,074)        --      (92,074)
                                    ------    --------    -------    ------------   -------------   --------     --------
Balance, December 31, 1995....... 4$,297...   $225,180    $45,136    $185,688,221   $(185,054,991)  $(29,349)  $  878,494
                                    ======    ========    =======    ============   =============   ========     ========

          See accompanying notes to consolidated financial statements.

                             WESTMARK SYSTEMS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                          --------------------------------------
                                                            1995          1994           1993
                                                          ---------     ---------     ----------
Cash flows attributable to operating activities:
  Net income (loss).....................................  $ (92,074)    $  25,543     $ (457,286)
  Adjustments to reconcile net income (loss) to net cash
     used by operating activities:
     Depreciation and amortization......................         --         3,672         13,061
     (Increase) decrease in deferred tax asset, net.....    (49,579)       15,941       (245,398)
     Decrease in accrued income receivable..............         --         7,125             --
     Decrease in accounts receivable....................         --            --         43,932
     Decrease (increase) in prepaid and other assets....         --        21,250        (21,250)
     (Decrease) increase in accounts payable............     (1,738)        1,387            774
     Increase (decrease) in accrued expenses............      9,642        17,377        (46,947)
     (Decrease) increase in accrued litigation
       expense..........................................         --      (400,000)       400,000
                                                          ---------     ---------     ----------
     Net cash used by operating activities..............   (133,749)     (307,705)      (313,114)
                                                          ---------     ---------     ----------
Change in cash and cash equivalents.....................   (133,749)     (307,705)      (313,114)
Beginning cash and cash equivalents.....................    452,176       759,881      1,072,995
                                                          ---------     ---------     ----------
Ending cash and cash equivalents........................  $ 318,427     $ 452,176     $  759,881
                                                          =========     =========     ==========

          See accompanying notes to consolidated financial statements.

                             WESTMARK SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PROPOSED TRANSACTION

     Westmark Systems, Inc. ("Westmark"), a privately-held corporation based in Dallas, Texas, was formed in August 1986 for the purpose of acquiring high technology businesses concentrating in the defense electronics industry. In October 1987, Westmark acquired Tracor, Inc. ("Old Tracor") in a highly leveraged transaction. In 1989, Westmark incorporated Tracor Holdings, Inc. ("THI"), a substantially wholly-owned subsidiary, to facilitate the restructuring of Old Tracor, to succeed to the operations and businesses of Old Tracor, and to facilitate the sale of certain of its businesses. As a result of the restructuring, THI became the parent company to all the businesses and operations that previously existed within Old Tracor and its consolidated subsidiaries.

     During the first quarter of 1991, THI and its active domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code. Through the bankruptcy, THI sold or relinquished ownership of substantially all of the assets of its businesses. Assets of the businesses not sold during bankruptcy were assigned on the effective date to two new corporations. Defense related assets were assigned to Tracor, Inc. ("Tracor" whose predecessor was a subsidiary of Westmark) and the electronic components business was assigned to Littelfuse, Inc. ("Littelfuse"). THI retained only certain real property and improvements in Texas and Illinois. As a result of the emergence of Tracor and Littelfuse from bankruptcy, Westmark received 978,458 shares of Tracor Class A common stock, which represented approximately 10% of the outstanding common stock of Tracor, and warrants to purchase common stock of both Tracor and Littelfuse at various exercise prices.

     On March 6, 1996, the Westmark board of directors approved the sale of substantially all of the assets of Westmark to Tracor (hereafter referred to as the "Transaction"). The Transaction has been approved by the Westmark and Tracor boards of directors pending final shareholder authorization. The Transaction is intended to qualify as a tax free "C" reorganization under Section 368(a)(1)(c) of the Internal Revenue Code of 1986, as amended. In exchange for substantially all of Westmark's assets, pursuant to a formula, Tracor will transfer a specific number of shares of Tracor's common stock, which is based on the average trading price for Tracor's common stock, as defined in the Transaction Agreement (the "Agreement"), and U.S. Government Securities. In no event shall Westmark receive less than 7,657,164 or more than 8,267,435 shares of Tracor common stock in the Transaction.

     On March 6, 1996, Westmark agreed to exchange the Littelfuse warrant it holds for cash consideration of $16,730,670 or $25.14 per share of the underlying 665,500 shares of Littelfuse common stock. It is anticipated that this transaction will close on April 3, 1996.

     Upon the closing of the Transaction, Westmark intends to adopt a plan of liquidation and all proceeds from the Transaction, net of any expenses or related liabilities, will be distributed to Westmark's shareholders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of consolidation and basis of presentation

     The accompanying financial statements include the accounts of Westmark and its wholly-owned subsidiaries, collectively referred to hereafter as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             WESTMARK SYSTEMS, INC.

  (b) Cash and cash equivalents

     Cash and cash equivalents include temporary investments with original maturities of three months or less.

  (c) Property and plant

     Property and plant are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life (16.5 years) of the related asset.

  (d) Investments in equity securities

     The Company's investments in Tracor Class A common stock and Tracor and Littelfuse warrants have no carrying value as the Company's investment in Old Tracor was previously written off due to permanent impairment.

  (e) Intangibles

     Intangibles are recorded at cost and amortized using the straight-line method over the estimated useful lives of eight years. Amortization of organization costs was $0, $2,448 and $2,642 in 1995, 1994 and 1993, respectively.

  (f) Net loss per common share

     Net loss per common share is calculated by dividing net loss applicable to common stock by the weighted average number of common shares outstanding. Common stock equivalents are not included in the weighted average number of common shares outstanding as they are antidilutive.

  (g) Revenue recognition

     Rental income from related parties is recognized when earned.

  (h) Income taxes

     The Company accounts for its taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, a deferred tax asset and/or liability is computed for the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. SFAS 109 also requires the establishment of a valuation allowance, if necessary, to reflect the likelihood of realization of deferred tax assets.

     Westmark Systems, Inc. and its subsidiaries file a consolidated federal income tax return.

                             WESTMARK SYSTEMS, INC.

3. INVESTMENTS IN EQUITY SECURITIES

     At December 31, 1995 and 1994, the Company held investments in equity securities as set forth below:

                                                                                 ESTIMATED      ESTIMATED
                                                                                 FAIR VALUE     FAIR VALUE
                                              RIGHTS                EXERCISE         AT             AT
                                  SHARES    TO ACQUIRE   CARRYING   PRICE PER   DECEMBER 31,   DECEMBER 31,
           INVESTMENT              HELD       SHARES      VALUE       SHARE         1995           1994
- --------------------------------- -------   ----------   --------   ---------   ------------   ------------
Tracor Class A common stock...... 978,458          N/A      $0          N/A     $ 14,188,000   $ 11,869,000
Tracor Series B warrant..........            5,249,428       0        $4.42       52,914,000     40,473,000
Tracor Series C warrant..........            5,455,000       0        $7.36       38,949,000     26,020,000
                                                            --
                                                                                ------------    -----------
  Total Tracor Investments.......                            0                   106,051,000     78,362,000
Littelfuse warrant...............              665,500       0        $8.36       19,632,000     14,807,000
                                                            --
                                                                                ------------    -----------
Total Investments................                           $0                  $125,683,000   $ 93,169,000
                                                            ==                  ============    ===========

                                                                     AT DECEMBER 31,  AT DECEMBER 31,
                                                                           1995           1994
                                                                       ------------   ------------
Closing Price per Share for:
  Tracor common stock................................................     $14.50         $12.13
  Littelfuse warrants................................................     $29.50         $22.25

     The realization of the estimated values shown above is dependent on certain factors including completion of the Transaction described in Note 1. Any taxable sale of these securities by the Company would result in federal income tax liabilities at the full statutory rate. Additionally, since these securities are currently not registered, the value received upon disposition by the Company could differ from the public market value of traded securities of Tracor and Littelfuse.

     The estimated fair value of Tracor Class A common stock is based on the market price of Tracor common stock. The estimated fair value of the Tracor warrants is based on the market value of Tracor common stock less the applicable exercise price. The estimated fair value of the Littelfuse warrant is based on the market price of publicly traded Littelfuse warrants with identical characteristics. As discussed in Note 1, Westmark has agreed to exchange the Littelfuse warrant for cash consideration of $16,730,670 or $25.14 per share of the underlying 665,000 shares of Littelfuse common stock.

     The Tracor Class A common stock entitles the Company to the same rights and privileges of the holders of Tracor common stock except with respect to the election of Tracor's board of directors. The holders of Tracor Class A common stock are entitled to vote as a class to elect one director and have no voting rights with respect to the election of the other directors. Generally, upon sale, transfer or other ownership change, a share of Tracor Class A common stock converts to a share of Tracor common stock. If the number of Tracor Class A shares is reduced to less than 500,000, the remaining Class A shares shall be converted into shares of Tracor common stock and the director position on the board of directors elected by the holders of the Tracor Class A common stock shall be eliminated. The Tracor Class A common stock is not currently registered. Under certain conditions, the Company may request registration of the Tracor Class A common stock.

     The Tracor Series B and C warrants are not currently registered. Under certain conditions, the Company may request registration of the underlying securities. The Series B and C warrants are convertible into Tracor common stock and expire at December 27, 2001.

     The Littelfuse warrant is part of a class of warrants, of which some are publicly traded. However, the Littelfuse warrant held by the Company is not currently registered. Under certain conditions, the Company may request registration of the Littelfuse warrant. The Littelfuse warrant is convertible into 665,000 shares of Littelfuse common stock and expires at December 27, 2001.

                             WESTMARK SYSTEMS, INC.

4. PROPERTY AND PLANT

     Property and plant is comprised of the following:

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1995          1994
                                                                   ---------     ---------
    Plant........................................................  $ 319,766     $ 319,766
    Real Property................................................    163,830       163,830
                                                                   ---------     ---------
                                                                     483,596       483,596
    Less: accumulated depreciation...............................   (319,766)     (319,766)
                                                                   ---------     ---------
                                                                   $ 163,830     $ 163,830
                                                                   =========     =========

     Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $0, $1,224 and $10,421, respectively.

     The Company leases the property and plant located in Illinois and Texas to Littelfuse and Tracor, respectively. These leases are the Company's primary source of revenue and cash flow; the leases expire on December 27, 1999. Littelfuse and Tracor have options to purchase the property and plant at the termination of their respective leases.

     The future annual rental income from the Company's two noncancelable leases at December 31, 1995 is as follows:

                1996............................................    $187,401
                1997............................................     187,401
                1998............................................     187,401
                1999............................................     187,401
                2000............................................          --
                                                                    --------
                          Total.................................    $749,604
                                                                    ========

5. ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Accrued legal fees...............................................  $32,880     $24,483
    Accrued franchise taxes..........................................       50         670
    Accrued professional fees........................................    1,865          --
                                                                       -------     -------
                                                                       $34,795     $25,153
                                                                       =======     =======

6. COMMON STOCK, PREFERRED STOCK AND WARRANTS

     The Company's capital structure at December 31, 1995 and 1994 consists of preferred stock and two series of common stock (voting and nonvoting).

     Series B preferred stock is cumulative and convertible and entitled to dividends quarterly beginning September 30, 1988 at an annual rate of $6.00 per share. As of December 31, 1995 and 1994, dividends in arrears on Series B preferred stock are approximately $18,954,739 ($44.11 per share) and $16,376,617 ($38.11 per share), respectively. Without giving consideration to the accrued dividends, each Series B preferred share may convert into 17.21 shares of voting common stock. Prior to the completion of the

                             WESTMARK SYSTEMS, INC.

Transaction, the Company intends to declare a dividend on the Series B preferred stock equal to the accrued dividends as of the liquidation date.

     In 1988, in connection with the conversion of the Series A preferred stock to common stock, Westmark issued warrants for the purchase of 5,581,111 shares of voting common stock to holders of Westmark common stock following the conversion. The warrants expire on August 24, 2000 and have an exercise price of $5.81 per share. Westmark has reserved shares of voting common stock equal to the number of warrants outstanding. Concurrent with the solicitation of proxies in connection with the Transaction, the Company intends to make an offer to the warrant holders to purchase the warrants for an aggregate purchase price of approximately $250,000.

7. INCOME TAXES

     The income tax provision (benefit) is comprised of the following:

                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                           --------------------------------
                                                             1995       1994        1993
                                                           --------    -------    ---------
    Current:
      Federal............................................  $     --    $    --    $      --
      State..............................................     3,841      4,061        3,900
                                                           --------    -------    ---------
              Total......................................     3,841      4,061        3,900
                                                           --------    -------    ---------
    Deferred:
      Federal............................................   (49,579)    15,941     (245,398)
      State..............................................        --         --           --
                                                           --------    -------    ---------
              Total......................................   (49,579)    15,941     (245,398)
                                                           --------    -------    ---------
    Total................................................  $(45,738)   $20,002    $(241,498)
                                                           ========    =======    =========

     A reconciliation of the Company's federal statutory tax rate to its effective tax rate is as follows:

                                                                1995       1994       1993
                                                                -----      -----      -----
    Federal statutory tax rate................................  35.00%     35.00%     35.00%
    State taxes...............................................  (2.79)%     8.92%     (0.56)%
    Miscellaneous.............................................   0.98%        --       0.12%
                                                                -----      -----      -----
    Effective tax rate........................................  33.19%     43.92%     34.56%
                                                                =====      =====      =====

     The gross deferred tax asset/(liability) is comprised of the following:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
    Gross deferred tax asset:
      Federal net operating loss...................................  $480,303     $430,724
      Texas business loss..........................................    28,554       23,016
      Valuation allowance..........................................   (28,554)     (23,016)
                                                                     --------     --------
      Subtotal.....................................................   480,303      430,724
    Gross deferred tax liability: .................................   (57,340)     (57,340)
                                                                     --------     --------
    Net deferred tax asset.........................................  $422,963     $373,384
                                                                     ========     ========

                             WESTMARK SYSTEMS, INC.

     Deferred income taxes include the impact of net operating loss carryforwards of $1,372,294 and $1,230,641 at December 31, 1995 and 1994,
respectively. These losses expire from 2004 to 2010.

8. ULTRON LITIGATION SETTLEMENT

     During 1994, litigation with former officers of Ultron Labs Corporation ("Ultron") was settled. The settlement included the payment of $200,000 cash and the transfer of warrants to purchase 34,500 shares of Littelfuse common stock by the Company to the former officers of Ultron. At December 31, 1993, the Company established a loss reserve of $400,000 for the litigation. At the time of transfer, the estimated value of the transferred warrants was $476,445, the intrinsic value of the warrants based on the fair market value of Littelfuse common stock at the time of transfer. In 1994, the Company recognized a gain of $476,445 for the market value of the transferred Littelfuse warrants and a loss of $276,445 upon settlement of the litigation. With the settlement of this litigation, the Company was not a party to any litigation at December 31, 1995 and 1994.

9. RELATED PARTY TRANSACTIONS

     In July 1995, the Company entered into an administrative management agreement with its largest shareholder. The shareholder performs certain accounting, administrative and oversight services for the Company for $85,000 annually. During 1995, the Company paid the shareholder $42,500 as a result of the agreement.

     Prior to July 1995, the Company had an administrative management agreement with Tracor on substantially the same terms as denoted above. During 1995, 1994 and 1993, the Company paid Tracor $42,500, $85,000 and $85,000, respectively under the agreement.

                                   APPENDIX A

                             ACQUISITION AGREEMENT

                             ACQUISITION AGREEMENT

                                  DATED AS OF

                                 MARCH 9, 1996

                                  BY AND AMONG

                                  TRACOR, INC.

                                      AND

                             WESTMARK SYSTEMS, INC.

                               TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
    Section 1.  Definitions..............................................................    1
    Section 2.  Basic Transaction........................................................    6
           2.1  Purchase and Sale of the Purchased Assets................................    6
           2.2  Excluded Assets..........................................................    6
           2.3  Assumption of Liabilities................................................    6
           2.4  Excluded Liabilities.....................................................    6
           2.5  Purchase Consideration...................................................    6
           2.6  Underwritten Resale Offering.............................................    7
           2.7  Actions Contrary to Stated Intent........................................    8
    Section 3.  Closing and Closing Date.................................................    8
           3.1  Closing..................................................................    8
           3.2  Instruments of Transfer; Delivery of Purchase Consideration and
                  Assumption of Liabilities; Further Assurances..........................    8
    Section 4.  Representations and Warranties of Seller.................................    9
           4.1  Organization of Seller...................................................    9
           4.2  Authorization of Transaction.............................................    9
           4.3  Noncontravention.........................................................    9
           4.4  Financial Statements.....................................................   10
           4.5  Undisclosed Liabilities..................................................   10
           4.6  Events Subsequent to Year-End Balance Sheet..............................   10
           4.7  Tax Matters..............................................................   10
           4.8  Ownership of Personal Property...........................................   12
           4.9  Contracts................................................................   12
          4.10  [Intentionally left blank]...............................................   12
          4.11  Intellectual Property....................................................   12
          4.12  Real Property............................................................   12
          4.13  Litigation and Proceedings...............................................   13
          4.14  Legal Compliance.........................................................   13
          4.15  Environmental Matters....................................................   13
          4.16  Brokers' Fees............................................................   13
          4.17  Governmental Authorities; Consents.......................................   14
          4.18  Licenses, Permits and Authorizations.....................................   14
          4.19  Disclosure Documents.....................................................   14
          4.20  Purchased Assets.........................................................   14
    Section 5.  Representations and Warranties of Purchaser..............................   14
           5.1  Organization of Purchaser................................................   14
           5.2  Authorization of Transaction.............................................   14
           5.3  Noncontravention.........................................................   15
           5.4  Capitalization...........................................................   15
           5.5  Events Subsequent to September 30, 1995..................................   15
           5.6  Company Reports..........................................................   15
           5.7  Brokers' Fees............................................................   15
           5.8  Governmental Authorities; Consents.......................................   15
           5.9  Disclosure Documents.....................................................   16
          5.10  Seller Representations and Agreements....................................   16
          5.11  No Undisclosed Material Transactions.....................................   16
          5.12  Historic Assets of Seller................................................   16
    Section 6.  Pre-Closing Covenants of Purchaser and Seller............................   16
           6.1  General..................................................................   16
           6.2  Advice of Changes........................................................   16

                                                                                           PAGE
                                                                                           ----
           6.3  Regulatory Approvals.....................................................   16
           6.4  Certain Filings..........................................................   17
           6.5  Communications...........................................................   17
           6.6  Satisfaction of Conditions Precedent.....................................   17
           6.7  Stockholders' Meeting Dates..............................................   17
    Section 7.  Pre-Closing Covenants of Seller..........................................   18
           7.1  Conduct of Seller........................................................   18
           7.2  Full Access; Confidentiality.............................................   18
           7.3  Other Offers.............................................................   19
           7.4  Sale of Littelfuse Warrants; Purchase of Government Securities...........   20
           7.5  Underwritten Resale Offering.............................................   20
           7.6  Purchase and Cancellation of Westmark Warrants...........................   20
    Section 8.  Pre-Closing Covenants of Purchaser.......................................   20
           8.1  Conduct of Purchaser.....................................................   20
           8.2  Governing Documents; Inconsistent Agreements.............................   21
           8.3  Exchange of Tracor Exchange Warrants for Westmark Warrants Held
                  by Non-Tendering Westmark Warrantholders...............................   21
    Section 9.  Conditions...............................................................   22
           9.1  Conditions to Obligations of Each Party..................................   22
           9.2  Conditions to Obligation of Purchaser....................................   22
           9.3  Conditions to Obligation of Seller.......................................   23
   Section 10.  Termination..............................................................   24
          10.1  Termination of Agreement.................................................   24
          10.2  Effect of Termination....................................................   24
   Section 11.  Miscellaneous............................................................   25
          11.1  Press Releases and Announcements.........................................   25
          11.2  Fees and Expenses........................................................   25
          11.3  Corporate Governance.....................................................   26
          11.4  Survival.................................................................   26
          11.5  Casualty.................................................................   26
          11.6  Consent to Amendment.....................................................   26
          11.7  Successors and Assigns...................................................   26
          11.8  Severability.............................................................   26
          11.9  Counterparts.............................................................   26
         11.10  Descriptive Headings.....................................................   26
         11.11  Notices..................................................................   27
         11.12  Third-Party Beneficiaries................................................   27
         11.13  Entire Agreement.........................................................   27
         11.14  Construction.............................................................   27
         11.15  Incorporation of Exhibits and Schedules..................................   28
         11.16  Governing Law............................................................   28
                                                                     Disclosure Schedules
   Exhibit "A"  Registration Rights Agreement
   Exhibit "B"  Restated Bylaws of Purchaser
   Exhibit "C"  Restated Certificate of Incorporation of Purchaser
   Exhibit "D"  Plan of Liquidation of Westmark Systems, Inc.
   Exhibit "E"  Form of Westmark Warrant
   Exhibit "F"  Legal Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
   Exhibit "G"  Legal Opinion of Winstead Sechrest & Minick P.C.

                             ACQUISITION AGREEMENT

     ACQUISITION AGREEMENT (the "Agreement") dated as of March 9, 1996, by and among Tracor, Inc., a Delaware corporation ("Purchaser"), and Westmark Systems, Inc., a Texas corporation ("Seller").

                                    RECITALS

     Purchaser desires to purchase and Seller desires to sell substantially all of the assets and properties of Seller on the terms and subject to the conditions contained in this Agreement and in a manner intended to qualify as a tax free "C" reorganization under Section 368(a)(1)(C) of the Code.

     NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the value, receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     Section 1. Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

          An "Acquisition Event" shall be deemed to have occurred if:

             (i) at any time prior to the end of the Determination Period, Purchaser is merged, consolidated or reorganized into or with another corporation or other legal person (other than Seller), and, as a result of such merger, consolidation or reorganization, less than 70% of the outstanding voting securities of the surviving, resulting or acquiring corporation (or capital interests therein) are owned in the aggregate by the stockholders of Purchaser immediately prior to such merger, consolidation or reorganization;

             (ii) at any time prior to the end of the Determination Period, Purchaser sells all or substantially all of its assets to any other corporation or legal person, less than 70% of the outstanding voting securities of which (or capital interests therein) are owned in the aggregate by the stockholders of Purchaser, directly or indirectly, immediately prior to or after such sale;

             (iii) any time prior to the end of the Determination Period, there is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report) each as promulgated pursuant to the Securities Exchange Act disclosing that any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act) has become, or has made or publicly announced an intention to make an offer to become, the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Securities Exchange Act) of 30% or more of the issued and outstanding shares of voting securities of Purchaser and, as of the close of business on the Determination Date, such report shall not have been withdrawn or amended to reflect that such person is no longer, or has no intention to make an offer to become, the beneficial owner of 30% or more of the issued and outstanding shares of voting securities of Purchaser; or

             (iv) at any time prior to the end of the Determination Period, Purchaser shall file a report or proxy statement with the Securities and Exchange Commission pursuant to the Securities Exchange Act disclosing in response to Item 1 of Form 8-K thereunder or Item 5(f) of Schedule 14A thereunder (or any successor schedule, form or report or item therein) that a change in control of Purchaser has or may have occurred or will or may occur in the future otherwise than by reason of the consummation of the transactions contemplated by this Agreement and, as of the close of business on the Determination Date, such report shall not have been withdrawn or amended to reflect that no such change in control has or may have occurred (or will or may occur in the future).

          "Acquisition Proposal" has the meaning set forth in Section 7.3(a).

          "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

          "Affiliated Group" has the meaning set forth in Section 4.7.

          "Agreement" has the meaning set forth in the preamble and shall include all Exhibits and Disclosure Schedules (as defined below) referred to herein.

          "Assumed Liabilities" has the meaning set forth in Section 2.3.

          "Austin Property" means the 6.132 acres of land in Austin, Travis County, Texas, as described in Exhibit A to the Austin Lease

          "Available Cash" shall mean the sum of the Cash Proceeds and all other cash held by Seller and its Subsidiaries, less Retained Cash.

          "Average Tracor Trading Price" shall mean, on any date, with respect to the Common Stock,

             (i) if on such date the Common Stock is listed or admitted to trading on any national securities exchange or quoted on the NASDAQ or otherwise traded in the over-the-counter market in the United States, then "Average Tracor Trading Price" shall mean the average of the Quoted Prices for the Common Stock for the 20 consecutive Trading Days ending on the third Trading Day immediately preceding the first of the meetings to occur as contemplated by Section 6.8; or

             (ii) if on such date the Common Stock is not listed or admitted to trading on any national securities exchange or quoted on the NASDAQ or otherwise traded in the over-the-counter market in the United States, then "Average Tracor Trading Price" shall mean the amount that a willing buyer would pay a willing seller in an arm's length transaction on such date (neither being under any compulsion to buy or sell) for such security as determined as of such date, as set forth in the value report by a Financial Expert using one or more valuation methods that such Financial Expert, in its best professional judgment, determines to be most appropriate.

          "Cash Proceeds" has the meaning set forth in Section 7.4.

          "Class A Common Stock" has the meaning set forth in Section 5.4.

          "Closing" has the meaning set forth in Section 3.1.

          "Closing Date" has the meaning set forth in Section 3.1.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Common Stock" has the meaning set forth in Section 5.4.

          "Company Reports" has the meaning set forth in Section 5.6.

          "Contracts" means all bids, quotations, proposals, contracts, agreements, subcontracts, work authorizations, leases, commitments, memoranda of understanding and sales and purchase orders.

          "Deemed Warrant Value" means the sum of the Series B Warrant Value and the Series C Warrant Value.

          "Default" shall mean, in respect of any Person, a breach of or default under any representation, warranty, covenant or agreement under this Agreement by such Person which, together with all such other breaches or defaults of such Person, would, in the aggregate, be reasonably expected to have a Material Adverse Effect on such Person.

          "Determination Date" means the third Trading Day immediately preceding the first of the meetings to occur as contemplated by Section 6.7.

          "Determination Period" means the 20 Trading Day period over which the Average Tracor Trading Price is determined.

          "Disclosure Schedules" means, collectively, the various Schedules (as defined below) referred to in this Agreement delivered separately to Purchaser on or before the date of this Agreement.

          "Environmental Laws" means, collectively, all foreign, U.S. federal, state or local laws, statutes, ordinances, rules, regulations, codes or common law relating to health, safety, pollution or protection of the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, and the Clean Air Act, as amended.

          "ERISA" has the meaning set forth in Section 4.14.

          "Excluded Assets" has the meaning set forth in Section 2.2.

          "Excluded Liabilities" has the meaning set forth in Section 2.4.

          "Financial Expert" means any broker or dealer registered as such under the Securities Exchange Act that conducts an investment banking business of nationally recognized standing. The Financial Expert shall be selected by Seller with the consent of Purchaser.

          "GAAP" means United States generally accepted accounting principles, as in effect from time to time.

          "Hart-Scott-Rodino Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "Government Securities" has the meaning set forth in Section 7.4.

          "IRS" means the Internal Revenue Service of the Department of the Treasury.

          "Knowledge," refers to the actual knowledge of the directors and executive officers of the company.

          "Leases" means, collectively, (i) the Lease Agreement (with Option to Purchase), dated as of December 27, 1991 (the "Watseka Lease"), by and between Littelfuse, Inc., an Illinois corporation, as tenant, and OTC Littelfuse, Inc., as landlord, and (ii) the Lease Agreement (with Option to Purchase), dated as of December 27, 1991 (the "Austin Lease"), by and between Tracor Aerospace, Inc., a Delaware corporation, as tenant, and OTC Tracor Aerospace, Inc., OTC Tracor Applied Sciences, Inc., and Tracor Aviation, Inc., collectively as landlord.

          "Lien" means liens, security interests, options, rights of first refusal, easements, mortgages, charges, debentures, indentures, deeds of trust, rights-of-way, restrictions, agreements (other than this Agreement and any agreement to be entered into in connection with this Agreement), encroachments, licenses, leases, permits, security agreements, or any other encumbrances or other restrictions or limitations (other than, with respect to securities, including the Tracor Securities, the THI Stock and the WSC Stock, restrictions or limitations imposed by applicable securities laws and regulations) on the use of real or personal property or irregularities in title thereto.

          "Littelfuse" means Littelfuse, Inc., a Delaware corporation.

          "Littelfuse Warrant" means the Warrants issued to Seller pursuant to that certain Warrant Agreement, dated December 20, 1991, between Littelfuse and Seller.

          "Material Adverse Effect" means, with respect to any Person, a material adverse effect on or with respect to the business, assets, financial condition or results of operations of such Person and its Subsidiaries taken as a whole or upon such Person's ability to perform its obligations under this Agreement; provided, however, that any Material Adverse Effect with respect to Purchaser which, by reason of Seller's ownership of the Tracor Securities, has a Material Adverse Effect on Seller shall be deemed not to be a Material Adverse Effect with respect to Seller for purposes of this Agreement.

          "Material Equity Interest" has the meaning set forth in Section
     7.3(a).

          "NASDAQ" means the National Association of Securities Dealers, Inc. National Market System.

          "Non-Tendering Westmark Warrantholders" has the meaning set forth in
     Section 8.3.

          "Notice of Superior Proposal" has the meaning set forth in Section 7.3(b).

          "Person" means any individual, partnership, corporation, trust, association, unincorporated organization, government or any department or agency thereof or any other entity.

          "Plan of Liquidation" has the meaning set forth in Section 2.5.

          "Proxy Statement" means the definitive joint proxy statement/prospectus and related proxy cards of Purchaser and Seller relating to the transactions contemplated hereby and constituting a part of the Registration Statement.

          "Purchase Consideration" has the meaning set forth in Section 2.5.

          "Purchase Shares" has the meaning set forth in Section 2.5(a).

          "Purchased Assets" has the meaning set forth in Section 2.1.

          "Purchased Westmark Warrants" has the meaning set forth in Section
     7.6.

          "Purchaser" has the meaning set forth in the preamble.

          "Quoted Price" shall mean, on any Trading Day, with respect to any security, the last reported sales price regular way or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way, on the NASDAQ, or, if such security is not listed or admitted to trading or quoted on the NASDAQ, the average of the closing bid and asked prices in the over-the-counter market in the United States as furnished by any New York Stock Exchange member firm that shall be selected by the Company for that purpose with the consent of Westmark (which shall not be unreasonably withheld); provided, however, that if the Common Stock becomes listed or admitted to trading on a national securities exchange, then the Quoted Price shall mean, on any Trading Day, the last reported sales price regular way on the principal national securities exchange on which such security is listed or admitted to trading or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked price regular way.

          "Registration Rights Agreement" means that certain Registration Rights Agreement to be entered into between Purchaser and the shareholders of Seller in the form attached hereto as Exhibit A.

          "Registration Statement" means the registration statement on Form S-4 (or its successor form) promulgated under the Securities Act and referenced in Section 8.1(c).

          "Restated Bylaws" means the Bylaws restated by Purchaser in the form attached hereto as Exhibit B.

          "Restated Certificate of Incorporation" means the Certificate of Incorporation restated by Purchaser in the form attached hereto as Exhibit C.

          "Retained Cash" means the amount of cash determined by the Board of Directors of Seller to be retained by Seller to fund expenses and claims associated with its wind-up and liquidation pursuant to the Plan of Liquidation, including, without limitation, income and other taxes estimated by Seller to be payable by Seller.

          "Schedule" means, unless the context otherwise requires, one of several written schedules to this Agreement, each of which is hereby incorporated into and made a part of this Agreement for all purposes.

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended.

          "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Seller" has the meaning set forth in the preamble.

          "Series B Warrant Value" means the result of multiplying (i) 5,249,428 by (ii) the Series B Warrant Value Per Share.

          "Series B Warrant Value Per Share" means the result of multiplying (i) the Average Tracor Trading Price, less $4.42, by (ii) 1.035.

          "Series C Warrant Value" means the result of multiplying (i) 5,455,000 by (ii) the Series C Warrant Value Per Share.

          "Series C Warrant Value Per Share" means the result of multiplying (i) the Average Tracor Trading Price, less $7.36, by (ii) 1.035.

          "Standard Reports" has the meaning set forth in Section 4.4(a).

          "Subsidiary" means any corporation with respect to which another specified corporation has the power under ordinary circumstances, directly or indirectly, to vote or direct the voting of sufficient securities to elect a majority of the directors.

          "Superior Proposal" has the meaning set forth in Section 7.3(b).

          "Tax" means any federal, state, local or foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real or personal property, windfall profits, or other tax, including any interest, penalty or addition thereto.

          "Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto.

          "THI" means Tracor Holdings, Inc., a Delaware corporation.

          "THI Stock" means the common stock, $.01 par value per share, of THI.

          "Tracor Exchange Warrants" has the meaning set forth in Section 8.3.

          "Tracor Securities" means the Warrants and the shares of Class A Common Stock owned by Seller.

          "Trading Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

          "Underwritten Resale Offering" has the meaning set forth in Section
     7.5.

          "U.S." means the United States of America.

          "Warrants" means the Series B Warrant and the Series C Warrant issued to Seller pursuant to the Warrant Agreement.

          "Warrant Agreement" means that certain Tracor, Inc. Warrant Agreement Relating to Series B Warrant and Series C Warrant dated as of December 20, 1991.

          "Watseka Facility" means the real property situated in Iroquois County, Illinois, consisting of Lot 1 of Union National Bank Subdivision, as shown by plat recorded in Plat Book "K", Page 35 of the records of Iroquois County, Illinois, as more fully described in Exhibit "A" to the Watseka Lease, and all improvements thereon.

          "Westmark Warrants" means 5,581,111 warrants to purchase shares of common stock, $0.01 par value per share, of Seller at the exercise price of $5.81 per share, subject to adjustment as provided in, and upon the other terms set forth in, the Westmark Systems, Inc. Warrant to Purchase Shares of Common Stock, the form of which is attached hereto as Exhibit "E."

          "WSC" means Westmark Services Company, Inc., a Delaware corporation.

          "WSC Stock" means the common stock, $.01 par value per share, of WSC.

          "Year-End Balance Sheet" has the meaning set forth in Section 4.5.

     Section 2. Basic Transaction.

     2.1 Purchase and Sale of the Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing Purchaser will purchase from Seller, and Seller will sell, transfer, assign, convey and deliver to Purchaser, all of the assets, properties, rights and business of Seller and its Subsidiaries as of the Closing Date, of whatever kind or nature and wherever situated or located (other than Excluded Assets), including, without limitation, the assets, properties, rights and business set forth on Schedule 2.1 of the Disclosure Schedules (all of said assets, properties, rights and business are referred to in this Agreement collectively as the "Purchased Assets").

     2.2 Excluded Assets. The Purchased Assets will not include Retained Cash or Seller's corporate minute book, stock records and such other books and records as may be reasonably necessary to permit Seller to effect the Plan of Liquidation and dissolution of Seller and to complete and support all necessary tax reports and statements; provided that Seller shall not retain the corporate minute book, stock records and other books and records of THI and WSC; provided further that Purchaser shall be permitted to review and, at Purchaser's expense, copy such books and records retained by Seller (collectively, the "Excluded Assets").

     2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser will assume and become responsible for the liabilities and obligations of Seller set forth on Schedule
2.3 of the Disclosure Schedules (collectively, the "Assumed Liabilities"). From and after the Closing, Purchaser shall duly and timely pay, perform and discharge the Assumed Liabilities as its direct and primary obligation, to the full extent that Seller has been heretofore or would have been in the future obliged to do were it not for the consummation of this Agreement. The assumption by Purchaser of the Assumed Liabilities shall not expand the rights or remedies of any third party against Purchaser or Seller as compared to the rights and remedies which such third party would have had against Seller had Purchaser not assumed the Assumed Liabilities.

     2.4  Excluded Liabilities. Except to the extent expressly provided in
Section 2.3, notwithstanding anything to the contrary in this Agreement, Purchaser shall not assume any liabilities, obligations or commitments of Seller (or any predecessor of Seller), whether absolute, accrued, contingent, known or unknown or otherwise, whether or not based on or arising out of or in connection with Seller's (or Seller's predecessors') ownership, possession, use or operation of the Purchased Assets, on or prior to the Closing Date, including, without limitation, the claims, liabilities and obligations set forth on
Schedule 2.4 of the Disclosure Schedules (all claims against and liabilities and obligations of Seller not specifically assumed by Purchaser and set forth on
Schedule 2.3 of the Disclosure Schedules, including, without limitation, the claims, liabilities and obligations set forth on Schedule 2.4 of the Disclosure Schedules are referred to herein collectively as the "Excluded Liabilities").

     2.5  Purchase Consideration.

          (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing Purchaser shall assume the Assumed Liabilities and acquire the Purchased Assets in exchange for (i) 7,949,594 shares of Common Stock (the "Base Number of Shares"), as adjusted as set forth in
     Section 2.5(b) below (the Base Number of Shares, as so adjusted, are herein called the "Purchase Shares"), and (ii) the Government Securities. The Assumed Liabilities, the number of shares of Common Stock delivered to Westmark at Closing as adjusted in accordance with Section 2.5(b) hereof, and the Government Securities are collectively referred to herein as the "Purchase Consideration."

          (b) The Base Number of Shares is based upon an assumed Average Tracor Trading Price of $15.80 per share (the "Base Price"). If the actual Average Tracor Trading Price exceeds the Base Price, then the Base Number of Shares shall be increased by the excess of (A) the result of dividing (i) the Deemed Warrant Value, plus $663,000 by (ii) the Average Tracor Trading Price, over (B) 6,971,136, provided, however, that if the Average Tracor Trading Price exceeds $17.125 and no Acquisition Event has occurred, then the Average Tracor Trading Price shall be deemed to be $17.125 for purposes of this Section 2.5(b). If the actual Average Tracor Trading Price is less than the Base Price, then the Base Number of Shares shall be decreased by the excess of (X) 6,971,136, over (Y) the result of dividing

     (i) the Deemed Warrant Value, plus $663,000 by (ii) the Average Tracor Trading Price, provided, however, that if the Average Tracor Trading Price is less than $14.75, then the Average Tracor Trading Price shall be deemed to be $14.75 for purposes of this Section 2.5(b).

          (c) If any Tracor Exchange Warrants are issued to Non-Tendering Westmark Warrantholders, the number of shares of Common Stock included in the Purchase Consideration will be reduced at the Closing, on a share-for-share basis, by a number of shares (the "Holdback Shares") equal to the number of shares of Common Stock subject to the Tracor Exchange Warrants. Purchaser shall at all times reserve the Holdback Shares, as adjusted as provided in the Tracor Exchange Warrants, for issuance upon exercise of the Tracor Exchange Warrants and as provided in the following sentence. Within thirty days following the expiration of the Tracor Exchange Warrants on August 24, 2000, Tracor shall issue and deliver to the Representative (as defined) the number of Holdback Shares, if any (and subject to adjustment as provided in the section of the Tracor Exchange Warrants that is equivalent to Section 6.1 of the Westmark Warrants), that were not issued to holders of Tracor Exchange Warrants upon exercise of the Tracor Exchange Warrants during the term thereof. Subject to compliance with applicable federal and state securities laws, Tracor shall issue the Holdback Shares in such name or names as may be designated by the Representative in writing; provided, however, that Purchaser shall not be required to issue any fractional Holdback Shares. The Representative shall be responsible for delivering Holdback Shares to each shareholder of record of Seller as of the Closing Date entitled to receive the same and Purchaser shall have no responsibility or liability for any failure of Representative to deliver Holdback Shares to any person entitled to receive such shares. Purchaser shall not issue any fractional Holdback Shares but, in lieu thereof, Purchaser shall pay cash in an amount equal to the fractional share percentage multiplied by the current market price of a Holdback Share as of the first business day after August 24, 2000, as determined in good faith by the board of directors of Purchaser. "Representative" shall mean that person or entity designated in writing to Purchaser by Seller on or before the Closing Date as the representative of Seller's shareholders, which person or entity is authorized to receive and distribute the Holdback Shares (and any cash in lieu of fractional Holdback Shares) in accordance with the terms of this Section. Upon the death, resignation, or dissolution of the Representative, a successor or replacement Representative may be selected by the persons and entities who held a majority of the outstanding shares of common stock of Seller on the Closing Date.

          (d) If, between the date of this Agreement and the Closing Date, the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, the Purchase Consideration shall be appropriately adjusted.

          (e) At Closing, immediately following the assumption by Purchaser of the Assumed Liabilities and delivery of the Purchased Assets to Purchaser in exchange for the Purchase Consideration, Seller shall liquidate and dissolve according to the Plan of Liquidation of Westmark Systems, Inc. (the "Plan of Liquidation") substantially in the form attached hereto as Exhibit D. In connection with the distribution of assets of Seller pursuant to the Plan of Liquidation, Purchaser shall cooperate with Seller to distribute the shares of Common Stock received by Seller pursuant to
     Section 2.5(a) hereof to the shareholders of Seller entitled thereto pursuant to the Plan of Liquidation, subject to compliance with applicable securities laws.

     2.6 Underwritten Resale Offering. Promptly following the Closing, Purchaser shall effect the Underwritten Resale Offering (as defined in Section
7.5 hereof) as a demand registration under, and as provided in, the Registration Rights Agreement; provided, however, that Purchaser shall not be obligated to effect the Underwritten Resale Offering unless Seller shall have delivered to Purchaser on or before the Closing Date binding commitments executed by shareholders of Seller (the "Selling Shareholders") committing to sell at least 2,500,000 Purchase Shares in the Underwritten Resale Offering. In the event the managing underwriter for the Underwritten Resale Offering notifies the Selling Shareholders that, in good faith, such underwriter is unable to proceed with the Underwritten Resale Offering contemplated by the commitments described above, then the Purchaser shall nevertheless proceed with the Underwritten Resale Offering provided that Selling

Shareholders include at least 1,500,000 Purchase Shares in the Underwritten Resale Offering at the price per Purchase Share acceptable to such Selling Shareholders. Purchaser shall use its best efforts to maintain the effectiveness of the Registration Statement until the earlier of (i) ninety (90) days following the effective date of the Registration Statement, as declared by the SEC, or (ii) the completion of the sale of the Purchase Shares pursuant to the Underwritten Resale Offering.

     2.7 Actions Contrary to Stated Intent. No party hereto shall, from or after the date hereof and either before or after the Closing Date, take any action that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a)(1)(C) of the Code, and, assuming the transactions are consummated in the manner contemplated by this Agreement, the parties shall report the transactions for all tax reporting purposes in a manner consistent with the treatment of the transactions contemplated by this Agreement as a reorganization under Section 368(a)(1)(C) of the Code. Purchaser will not sell or transfer any of the real estate it receives from Seller for at least two years, except pursuant to the option to purchase in favor of Littelfuse, Inc. contained in the Watseka Lease. Purchaser will not sell, transfer, or liquidate any of the Subsidiaries it acquires from Seller for at least two years.

     Section 3. Closing and Closing Date.

     3.1 Closing. Subject to the provisions of Section 10, the consummation of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Winstead Sechrest & Minick P.C., 5400 Renaissance Tower, 1201 Elm Street, Dallas, Texas, at 10:00 a.m., local time, on the later to occur of
(a) May 20, 1996 or (b) the fifth business day after the satisfaction or waiver of all of the closing conditions set forth in Sections 9.1, 9.2 and 9.3, or at such other place or on such other date as Purchaser and Seller may agree. The date on which the Closing actually takes place is referred to in this Agreement as the "Closing Date."

     3.2 Instruments of Transfer; Delivery of Purchase Consideration and Assumption of Liabilities; Further Assurances.

          (a) At the Closing (except with respect to Section 3.2(a)(vii) below), Seller shall deliver to Purchaser:

             (i) bills of sale, in form and substance as Purchaser may reasonably request, for all personal property constituting a part of the Purchased Assets;

             (ii) assignments, in form as Purchaser may reasonably request, of all intangibles constituting a part of the Purchased Assets;

             (iii) certificates representing the 978,458 shares of Class A Common Stock, 17,500,000 shares of THI Stock and 1,000 shares of WSC Stock owned by Seller. The certificates representing the shares of Class A Common Stock, THI Stock and WSC Stock owned by Seller shall be duly endorsed in blank, or accompanied by stock powers duly executed in blank, by Seller, with all necessary transfer taxes and other revenue stamps, acquired at Seller's expense, affixed. At Purchaser's request, Seller agrees to cure promptly any deficiencies with respect to the endorsement of the certificates representing the shares of Class A Common Stock, THI Stock and WSC Stock owned by Seller;

             (iv) certificates representing the Warrants, together with an assignment in the form attached to the Warrant Agreement duly executed by Seller for assignment of the Warrants to Purchaser;

             (v) such other instrument or instruments of transfer as Purchaser may reasonably request to vest in Purchaser good and indefeasible title to the Purchased Assets which, in the case of title to real property, shall be a special warranty deed or comparable instrument of conveyance subject to any and all Liens that would be revealed by a current title report and survey, as well as the Leases;

             (vi) a true, correct and complete affidavit which meets the requirements of Treasury Regulation Section 1.1445-2(b)(2) and which attests to Seller's nonforeign status (the "FIRPTA Affidavit"); provided, however, that if Seller shall fail to deliver the FIRPTA Affidavit to Purchaser at the Closing, Purchaser shall be authorized to pay over to the appropriate taxing authority such amount as may be required pursuant to
        Section 1445 of the Code and correspondingly reduce the Purchase Consideration;

             (vii) upon dissolution of Seller, a copy of the certificate from the Comptroller of Public Accounts of the State of Texas as required by
        Article 6.07A of the Texas Business Corporation Act, and

             (viii) such other documents, certificates, instruments or agreements as Purchaser may reasonably request which Seller is required to deliver to Purchaser pursuant to this Agreement.

          (b) At the Closing, Purchaser shall deliver to Seller:

             (i) the Purchase Shares;

             (ii) instruments, in form and substance satisfactory to Seller, whereby Purchaser agrees to assume the Assumed Liabilities; and

             (iii) such further instruments as any creditor or other person to whom Seller is obligated with respect to any Assumed Liability may timely and reasonably request in order to effect the assumption by Purchaser of Seller's obligations thereunder.

             (iv) the Registration Rights Agreement duly executed by Purchaser;

             (v) the Government Securities, together with an assignment to Seller thereof, in such form as Seller may reasonably request, duly executed by Purchaser;

             (vi) such other documents, certificates, instruments or agreements as Seller may reasonably request which Purchaser is required to deliver to Seller or the shareholders of Seller pursuant to this Agreement.

          (c) At and after the Closing, at the request of Purchaser, Seller shall deliver such further instruments of transfer and take all commercially reasonable action as Purchaser may reasonably request to vest in Purchaser good and indefeasible title to the Purchased Assets, and to aid and assist Purchaser in collecting and reducing to possession any or all of the Purchased Assets.

     Section 4. Representations and Warranties of Seller. Seller represents and warrants to Purchaser that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4 except to the extent they expressly relate to an earlier time in which case they shall have been true and correct as of such earlier time).

     4.1 Organization of Seller. Seller is a corporation validly existing and in good standing under the laws of the State of Texas, and has full corporate power and authority to conduct its operations as they are presently being conducted and to own and lease its properties and assets.

     4.2 Authorization of Transaction. Seller has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject to the approval of its shareholders as required by applicable law. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all requisite corporate action on the part of Seller, subject to the approval of its shareholders as required by applicable law. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws now or hereafter in effect affecting creditors' rights and remedies generally and subject to general principles of equity.

     4.3 Noncontravention. Assuming the approval of Seller's shareholders referenced in Section 4.2 hereof and the receipt of the governmental approvals referenced in Section 4.17 hereof, neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby, will violate (a) any provision of the charter or bylaws of Seller or (b) except as set forth in Schedule 4.3 of the

Disclosure Schedules, and assuming the truth and completeness of the representations and warranties made by Purchaser in Section 5, below, any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court applicable to Seller or any of the Purchased Assets other than any violation that will not have a Material Adverse Effect on Purchaser.

     4.4  Financial Statements.

          (a) Seller has delivered to Purchaser and Schedule 4.4 includes true and complete copies of the following financial statements (the "Standard Reports"):

             (i) the audited balance sheets of Seller at December 31, 1994 and December 31, 1995; and

             (ii) the audited statements of operations of Seller for the fiscal years ending December 31, 1993, December 31, 1994 and December 31, 1995.

          (b) The Standard Reports were prepared by Price Waterhouse in accordance with GAAP and are accompanied by an audit report of such firm for each annual period covered by the Standard Reports.

          (c) The Standard Reports present fairly the financial condition and the results of the operations of Seller as of the dates or periods presented.

     4.5 Undisclosed Liabilities. Seller has no liabilities or obligations (whether absolute or contingent, liquidated or unliquidated, or due or to become due) of a type normally reflected on a balance sheet prepared in accordance with GAAP except for liabilities and obligations (i) reflected or reserved for on the audited balance sheet of Seller at December 31, 1995 (the "Year-End Balance Sheet"), and (ii) that have arisen since the date of the Year-End Balance Sheet in the ordinary course of the operation of Seller and that are not material individually or in the aggregate.

     4.6  Events Subsequent to Year-End Balance Sheet. Except as disclosed in
Schedule 4.6 of the Disclosure Schedules, from the date of the Year-End Balance Sheet, (a) there has not been any material adverse change in the operations or financial condition of Seller, and (b) other than the sale of the Littelfuse Warrants as contemplated by Section 7.4 hereof, Seller has not (i) sold, transferred, leased, pledged or mortgaged any of its material assets, properties or rights or (ii) made any change in any method of accounting.

     4.7  Tax Matters.

          (a) All federal, state, local and foreign Tax Returns or appropriate extension requests in respect thereof required to be filed pursuant to any applicable federal, state, local or foreign tax laws by either Seller or any affiliated group (within the meaning of Section 1504 of the Code), combined group, consolidated or unitary group, excluding any group of which both Seller and any Subsidiary of Purchaser were members (any such affiliated, combined, consolidated or unitary group excluding any group of which both Seller and any Subsidiary of Purchaser were members hereinafter referred to as an "Affiliated Group") of which Seller is or has been a member with respect to or attributable to its business or the Purchased Assets have been duly filed within the time and manner prescribed by law with the appropriate federal, state, local or foreign governmental authority and all such Tax Returns are true, correct and complete in all material respects. All Taxes shown to be due on, or required to be paid with respect to such Tax Returns or otherwise due and payable with respect to Seller's business or the Purchased Assets have been fully paid or adequate provision for the payment thereof has been made on the Year-End Balance Sheet.

          (b) Seller and its Subsidiaries do not have any liabilities for Taxes except those reflected in Schedule 4.7 of the Disclosure Schedules and those incurred in the ordinary course of business since January 1, 1996.

          (c) Seller and any member of an Affiliated Group of which Seller is or was a member have complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and the payment of withheld Taxes, and have timely and properly withheld from individual employee wages and salaries and paid over to the appropriate federal, state, local or foreign governmental authority all amounts required to be so withheld and paid under all applicable laws, rules and regulations.

          (d) Neither Seller nor any member of an Affiliated Group of which Seller is or was a member has received notice of any deficiency or assessment from any federal, state, local or foreign governmental authority with respect to any liability for Taxes attributable to its business or the Purchased Assets. No administrative, judicial or other proceeding is presently pending with respect to any Taxes or Tax Returns of Seller or any member of an Affiliated Group of which Seller is or was a member or otherwise with respect to its business or the Purchased Assets.

          (e) Neither Seller nor any member of an Affiliated Group of which Seller is or was a member has executed any waiver or comparable consents or extensions regarding the application of any statute of limitations with respect to any Taxes or Tax Returns.

          (f) The Tax Returns of Seller or any Affiliated Group of which Seller is or was a member are not currently the subject of any audit or other proceeding by any federal, state, local or foreign governmental authority, except as described on Schedule 4.7 of the Disclosure Schedules. Except for audits to be conducted by tax authorities (as described on Schedule 4.7 of the Disclosure Schedules), such Tax Returns have to the knowledge of Seller been finally audited by the IRS or the appropriate state, local or foreign governmental authority, or the statute of limitations has expired, and any required adjustments have been fully paid or provided for, for all periods through the taxable year ended December 31, 1994.

          (g) There are no Liens for Taxes upon the assets of Seller or its Subsidiaries, including, but not limited to the Purchased Assets, except for Liens for Taxes not yet due and payable.

          (h) None of the Purchased Assets transferred pursuant to this Agreement is property that Seller or any party to the transactions contemplated hereby is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f) of the Code (as in effect prior to the amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168 of the Code.

          (i) Seller and its Subsidiaries are not a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of
     Section 280G of the Code.

          (j) All positions taken on federal Tax Returns that could give rise to a penalty for substantial understatement pursuant to Section 6662 of the Code have been disclosed on such Tax Returns.

          (k) Neither Seller nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 162(m) of the Code.

          (l) Except as disclosed on Schedule 4.7, none of Seller or any of its Subsidiaries is a party to, is bound by, or has any obligation under any tax sharing agreement or similar agreement and no such agreement shall be entered into or amended by Seller or any of its subsidiaries prior to the Closing. None of Seller or any of its Subsidiaries has any liability for the Taxes of any Person (other than any of Seller and its Subsidiaries or any Affiliated Group of which Seller and any Subsidiary of Purchaser were members) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

          (m) No "excess loss account" or "deferred intercompany gain" (as such terms are described in Treasury Regulation Section 1.1502) exists for, between or with respect to Seller and any of its Subsidiaries.

          (n) Except as disclosed on Schedule 4.7, neither Seller nor any of its Subsidiaries is a partner in any partnership.

          (o) Neither Seller nor any of its Subsidiaries has made any tax elections under any Section of the Code, including, without limitation, under any of Sections 108, 168, 338, 441, 472, 1017, 1033 or 4977, or
     Treasury Regulation 1.1502.

          (p) Neither Seller nor any of its Subsidiaries has agreed to or is required to make any adjustment pursuant to Section 481(a) of the Code by reason of any change in any accounting method. Neither Seller nor any of its Subsidiaries has an application pending with any taxing authority requesting permission for a change in any accounting method.

          (q) Neither Seller nor any of its Subsidiaries is a foreign person within the meaning of Section 1445(b) of the Code.

          (r) The unpaid Taxes of Seller and its Subsidiaries did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect the liability pursuant to FAS 109) set forth on the face of the most recent balance sheet and do not exceed that reserve as adjusted for the passage of time through the Closing Date.

          (s) No consent to the application of Section 341(f)(2) of the Code has been made or filed by or with respect to any of Seller or its Subsidiaries or any of their assets or properties.

     4.8 Ownership of Personal Property. Except as set forth on Schedule 4.8 of the Disclosure Schedules, Seller has good and indefeasible title to all personal property which it purports to own, including, but not limited to, the Tracor Securities, the THI Stock, the WSC Stock, the other personal property reflected on the Year-End Balance Sheet, and any personal property acquired since the date of the Year-End Balance Sheet, free and clear of all Liens. Without in any way limiting the foregoing, Seller owns beneficially and of record the Tracor Securities, WSC Stock and the THI Stock free and clear of any Liens, and upon consummation of the transactions contemplated by this Agreement, Purchaser will acquire the Tracor Securities and the THI Stock and WSC Stock free and clear of any Liens. The THI Stock constitutes all of the issued and outstanding capital stock of THI and no person (except Purchaser) has any right, contingent or otherwise, to purchase capital stock of THI.

     4.9 Contracts. Except for the Contracts listed on Schedule 2.1 of the Disclosure Schedules, and as otherwise disclosed in Schedule 4.9 of the Disclosure Schedules, Seller is not a party to or otherwise bound by, and none of the Purchased Assets is subject to, any material existing obligation under any (a) mortgage, indenture, note, installment obligation or other instrument relating to the borrowing of money, (b) guarantee of any obligation relating to the borrowing of money, (c) letter of credit, bond or other indemnity with respect to any obligation relating to the borrowing of money, (d) agreement for the sale or lease of any its assets, (e) agreement for the purchase or lease of any real estate, machinery, equipment or other capital assets, (f) representative, broker, consulting or advertising contract, or (g) other contract or agreement; except for obligations that in the aggregate would not reasonably be expected to exceed $25,000. Seller has delivered or made available to Purchaser correct and complete copies of each Contract listed on Schedule 2.1 and Schedule 4.9 of the Disclosure Schedules, as amended to date. Each Contract listed on Schedule 2.1 is a valid, binding and enforceable obligation of Seller and, to Seller's Knowledge, the other party or parties thereto, and is in full force and effect, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and general principles of equity. Except as set forth on Schedule 4.9 of the Disclosure Schedules, neither Seller nor, to Seller's Knowledge, the other party or parties thereto is in breach of any material term of any Contract.

     4.10  [Intentionally left blank].

     4.11 Intellectual Property. Schedule 2.1 of the Disclosure Schedules lists each material patent, trademark, service mark, trade dress, logo, trade name, copyright, mask work and registration or application for any of the foregoing owned by Seller. The Contracts listed on Schedule 2.1 of the Disclosure Schedules include all material license or sublicense agreements with respect to any patent, trademark, service mark, trade dress, logo, trade name, copyright or mask work to which Seller is a party.

     4.12  Real Property.

          (a) The real property owned by Seller and its Subsidiaries and comprising a portion of the Purchased Assets consists of the Austin Property and the Watseka Facility (the "Real Properties"). Seller makes no representations, express or implied, as to the title of Seller or any of its Subsidiaries to the Real Properties except that Seller represents that the interest of Seller and its Subsidiaries in the Real Properties is free and clear of any material Liens done, made or suffered by Seller or any Subsidiary of Seller except for the Leases and any Liens permitted by the Leases. Purchaser shall take all fixtures, hereditaments and improvements on or affixed to the Real Properties "as is, where is," without any representation or warranty, express or implied, including those of merchantability or fitness for a particular purpose.

          (b) Since July 1, 1995, neither Seller nor THI has received any written notice or communication advising it of any general or special assessment relating to the Watseka Facility or the Austin Property which is material, and which is not fully paid or which is not specifically disclosed in a schedule to this Agreement. To the Knowledge of Seller and THI, there are no plans by any governmental authority which may result in the imposition of any special assessment relating to the Watseka Facility or the Austin Property.

          (c) To the Knowledge of Seller and THI, there are no variances, special exceptions, conditions or agreements pertaining to the Watseka Facility or the Austin Property imposed or granted by or entered into by Seller or THI, with or enforceable by any state, county or municipal government, agent or body, any neighborhood or civic group, or any similar body. To the Knowledge of Seller and THI, no written notice from any city, county, or other governmental authority has been received by Seller or THI requiring or calling attention to the need for any material work, repair, construction, alteration or installation on, or in connection with, the Watseka Facility.

          (d) To the Knowledge of Seller and THI, the Watseka Facility has connection to sanitary sewer, storm sewer, water, electricity, gas, telephone and other utilities necessary to the conduct of lessee's business as currently conducted at the Watseka Facility and neither Seller nor THI knows of any existing circumstances or conditions which would result in termination of such access or connections for any significant period of time.

     4.13 Litigation and Proceedings. Except as set forth on Schedule 4.13 of the Disclosure Schedules, there are no lawsuits, actions or other proceedings at law or in equity or before or by any governmental authority or instrumentality or before any arbitrator pending or, to Seller's Knowledge, threatened, against Seller or the Purchased Assets in which the relief sought includes damages in excess of $50,000 in any individual case or injunctive relief. Except as set forth on Schedule 4.13 of the Disclosure Schedules, there is no unsatisfied judgment, order or decree requiring payment of $50,000 or more individually or in the aggregate or any open injunction binding upon Seller or any of the Purchased Assets.

     4.14  Legal Compliance. Except with respect to (a) matters set forth on
Schedule 4.14 of the Disclosure Schedules, (b) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.15), Seller is in compliance with all laws (including rules and regulations thereunder) of federal, state, local and foreign governments (and all agencies thereof), including, without limitation, all material provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Seller has no material total or partial withdrawal liability with respect to any multi-employer plan, as defined in Section 3(38) of ERISA.

     4.15 Environmental Matters. Except as set forth on Schedule 4.15 of the Disclosure Schedules and except where failure to comply would not reasonably be expected to have a Material Adverse Effect on Seller, Seller is in compliance with all applicable Environmental Laws. Except as set forth on Schedule 4.15 of the Disclosure Schedules, to the Knowledge of Seller (a) no notices of any violation or alleged violation of, or any liability under, any Environmental Law have been received by Seller and (b) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, claims, proceedings or investigations pending or, to Seller's Knowledge, threatened, against Seller or any of the Purchased Assets which relate to compliance with or liability under any Environmental Law the resolution of which would reasonably be expected to have a Material Adverse Effect on Seller.

     4.16 Brokers' Fees. Except for fees payable to Morgan Stanley & Co. Incorporated, whose fees in the amount previously disclosed in writing to Purchaser will be paid by Purchaser, Seller has incurred no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser is, will be or could become liable or obligated.

     4.17 Governmental Authorities; Consents. Except for the approval of Seller's shareholders as required by applicable law, no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or other third party is required on the part of Seller with respect to Seller's execution or delivery of this Agreement or the consummation of the transactions contemplated hereby other than compliance with any applicable requirements of:

          (a) the provisions of Texas law relating to the dissolution of Seller;

          (b) the Securities Exchange Act and the rules and regulations promulgated thereunder;

          (c) the Securities Act and the rules and regulations promulgated thereunder;

          (d) foreign or state securities or "blue sky" laws;

          (e) the Hart-Scott-Rodino Act; and

          (f) any other governmental authority or other third party that, if not complied with, would not have a Material Adverse Effect on Purchaser or Seller.

     4.18 Licenses, Permits and Authorizations. Schedule 4.18 hereto sets forth a list of all material licenses, franchises and other permits of or with any governmental, regulatory or administrative authority, whether foreign, federal, state or local, which are held for use in connection with the business of Seller or the Purchased Assets. All such licenses, franchises and other permits are in full force and effect.

     4.19 Disclosure Documents. None of the information supplied or to be supplied by Seller for inclusion in the Proxy Statement and the Registration Statement, will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time during the period the Registration Statement is effective, Seller becomes aware that any of the information supplied by Seller for inclusion in the Proxy Statement or the Registration Statement contains, or appears to contain, an untrue statement of a material fact or omits or appears to omit, or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, then Seller shall immediately notify Purchaser in writing of such fact or omission to state a fact.

     4.20 Purchased Assets. The Purchased Assets constitute all of the assets, rights and properties, tangible or intangible, real or personal, of Seller other than the Excluded Assets and assets, rights and properties that, in the aggregate, are not material to Seller.

     Section 5. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller that the statements contained in this Section 5 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this
Section 5).

     5.1 Organization of Purchaser. Purchaser is a corporation validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to conduct its operations as they are presently being conducted and to own and lease its properties and assets.

     5.2 Authorization of Transaction. Purchaser has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject to the approval of its stockholders as required by applicable law. The execution, delivery and performance by Purchaser of this Agreement and the other agreements referenced herein have been duly authorized by all requisite corporate action on the part of Purchaser, subject to the approval of its stockholders, as required by applicable law. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws now or hereafter in effect affecting creditors' rights and remedies generally and subject to general principles of equity.

     5.3 Noncontravention. Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, will violate (a) any provision of the certificate of incorporation (including the Restated Certificate of Incorporation) or bylaws, as amended, of Purchaser or (b) except as set forth in Schedule 5.3 of the Disclosure Schedules, any statute, regulation, rule, judgment, order, decree, stipulation, injunction, charge or other restriction of any government, governmental agency or court to which Purchaser is subject.

     5.4 Capitalization. The authorized capital stock of Purchaser consists solely of (i) 1,000,000 shares of Class A Common Stock, par value of $0.01 per share ("Class A Common Stock"), of which 978,458 shares are issued and outstanding, (ii) 53,000,000 shares of Common Stock, par value of $0.01 per share ("Common Stock"), of which 13,180,841 shares were issued and outstanding as of December 31, 1995, and (iii) 1,000,000 shares of preferred stock, par value $.01 per share, none of which is issued and outstanding. All issued and outstanding shares of the capital stock of Purchaser have been duly authorized and validly issued and are fully paid and nonassessable. At the Closing, the Purchase Shares issued to Seller will be duly authorized, validly issued, fully paid and nonassessable. Purchaser has reserved sufficient shares of Common Stock for the issuance of the Purchase Shares pursuant to this Agreement. Except as set forth on Schedule 5.4 of the Disclosure Schedules, there are no options, warrants, rights, calls, commitments, preemptive rights or agreements of any character to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any such Subsidiary is bound obligating Purchaser or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Purchaser or any of its Subsidiaries or securities or obligations convertible into or exchangeable or exercisable for such shares or to grant, extend or enter into any option, warrant, call, right, commitment, preemptive right or similar agreement.

     5.5  Events Subsequent to September 30, 1995. Except as disclosed on
Schedule 5.5 of the Disclosure Schedules, since September 30, 1995, there has not been any material adverse change in the business, assets, operations or financial condition of Purchaser and its Subsidiaries, taken as a whole, other than any changes in the prospects of the business of Purchaser and its Subsidiaries which result from developments affecting the defense industry generally.

     5.6 Company Reports. Purchaser has delivered to Seller true and complete copies of each registration statement, schedule, report, proxy statement or information statement it has filed with the SEC since December 31, 1994, including, without limitation, (a) Purchaser's Annual Report on Form 10-K for the year ended December 31, 1994, and a draft of the Purchaser's audited financial statements for the year ended December 31, 1995, and (b) Purchaser's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 (collectively, the "Company Reports"). The Company Reports are in compliance in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations promulgated thereunder and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As used in this Section "material" means material to the financial condition, results of operations, business, assets or properties of Purchaser together with its Subsidiaries, taken as a whole.

     5.7 Brokers' Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller is, will be or could become liable or obligated.

     5.8 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or other third party is required on the part of Purchaser with respect to Purchaser's execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, other than compliance with any applicable requirements of:

          (a) the Securities Exchange Act and the rules and regulations promulgated thereunder;

          (b) the Securities Act and the rules and regulations promulgated thereunder; and

          (c) foreign or state securities or "blue sky" laws;

          (d) the Hart-Scott-Rodino Act; and

          (e) any other governmental authority or other third party that, if not complied with, would not have a Material Adverse Effect on Purchaser or Seller.

     5.9 Disclosure Documents. None of the information supplied or to be supplied by Purchaser for inclusion in the Proxy Statement and the Registration Statement, will, in the case of the Proxy Statement, at the time of mailing of the Proxy Statement to stockholders of Purchaser and at the time of the meeting of such stockholders to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the Registration Statement, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     5.10 Seller Representations and Agreements. Purchaser is not aware of the current existence of any event or circumstance of which it became aware in either the course of the performance of its obligations under the Administrative Services Agreement between Purchaser and Seller, or in the course of its business as a wholly-owned subsidiary of Seller prior to December 27, 1991, or any other events or circumstances that would cause the representations and warranties of Seller in this Agreement not to be true, correct, complete and accurate in all material respects as of the date hereof, or that would prevent Seller from complying with all agreements and covenants made by Seller herein or that would cause Seller to be unable to satisfy any condition to Closing set forth herein. For purposes of the representation made in this Section 5.10, it is expressly agreed that Seller shall have the burden of proving Purchaser's actual knowledge of events or circumstances that would cause the representations and warranties of Seller in this Agreement not to be true, correct, complete and accurate in all material respects as of the date hereof, or that would prevent Seller from complying with all agreements and covenants made by Seller herein or that would cause Seller to be unable to satisfy any condition to Closing.

     5.11 No Undisclosed Material Transactions. As of the date of this Agreement, Purchaser is not a party to any agreement, letter of intent, agreement in principle or similar arrangement or understanding with any other party for the purchase or sale of any material assets or property or with respect to any merger or other business combination relating to assets or property that would be material to Purchaser and its Subsidiaries, taken as a whole.

     5.12 Historic Assets of Seller. Purchaser has no present plan or intention to sell or transfer any of the Purchased Assets.

     Section 6. Pre-Closing Covenants of Purchaser and Seller. From the date hereof until the occurrence of the earlier of (i) the Closing or (ii) the termination of this Agreement pursuant to Section 10 hereof:

     6.1 General. Each of the parties will use its reasonable efforts to take all action and to do all to all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement (including satisfying the closing conditions set forth in Section 9).

     6.2 Advice of Changes. Each party will promptly advise each other party in writing of any event known to its executive officers occurring subsequent to the date of this Agreement that would render any representation or warranty of such party contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue, inaccurate or misleading in any material respect.

     6.3 Regulatory Approvals. Each party shall execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or that the other company may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Each party shall use its reasonable best efforts to obtain all such authorizations, approvals and consents.

     6.4 Certain Filings. Seller and Purchaser shall cooperate with one another:

          (a) As promptly as practicable after the execution of this Agreement, to prepare and file with the SEC a preliminary joint proxy statement (the "Preliminary Proxy Statement") relating to the transactions contemplated hereby, the Registration Statement and such other registration statements as may be necessary in connection with the public offerings of securities contemplated by this Agreement (including as a result of the transactions contemplated by Section 7.5 hereof). The parties shall cooperate with each other in providing any information that Purchaser or Seller may reasonably request to aid in the preparation of the Preliminary Proxy Statement, the Proxy Statement, the Registration Statement or such other registration statements. The parties will use all reasonable efforts to respond to the comments of the SEC on the Preliminary Proxy Statement, the Registration Statement and such other registration statements and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper or advisable, and will use all reasonable efforts to cause the Proxy Statement, the Registration Statement and such other registration statements to be declared effective by the SEC as soon as reasonably practicable. Purchaser and Seller will each provide the other with whatever information and assistance in connection with the foregoing filings that may reasonably be requested. Purchaser and Seller will take all actions that may be necessary, proper or advisable under state securities laws or regulations in connection with the public offerings for issuance and sale of the Common Stock as contemplated herein (including pursuant to the Registration Statement and such other registration statements) and the listing on NASDAQ of all shares of Common Stock outstanding after consummation of, or issuable in the future pursuant to, the transactions contemplated herein. The lead underwriter for the Underwritten Resale Offering shall be selected by the Purchaser, with the consent of Seller, which consent shall not be unreasonably withheld;

          (b) in connection with the preparation of any filing required by the Hart-Scott-Rodino Act, if necessary;

          (c) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from any Person, in connection with the consummation of the transactions contemplated by this Agreement; and

          (d) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Proxy Statement or the Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

     6.5 Communications. Neither Seller nor Purchaser will furnish any written communication to its stockholders or to the public generally if the subject matter thereof relates to the transactions contemplated by this Agreement without the prior approval of the other of them as to the content thereof, which approval shall not be unreasonably withheld; provided that the foregoing shall not be deemed to prohibit any disclosure required by any applicable law.

     6.6 Satisfaction of Conditions Precedent. Purchaser and Seller will each use its reasonable best efforts, subject to the other terms and conditions of this Agreement, to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 9, as applicable to each of them, and to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to make filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

     6.7 Stockholders' Meeting Dates. The parties agree that they will use their reasonable best efforts to cause their respective stockholder meetings referred to in Sections 7.1(c) and 8.1(d) to be held on the same day. Such stockholder meetings shall be convened as soon as reasonably practicable after the date hereof.

Nothing contained herein shall require Purchaser's stockholder meeting to be convened earlier than 35 days following the date on which the Registration Statement shall be declared effective by the SEC.

     Section 7. Pre-Closing Covenants of Seller. From the date hereof until the earlier of (i) the Closing or (ii) the termination of this Agreement pursuant to
Section 10 hereof:

     7.1 Conduct of Seller. Except as contemplated by this Agreement, Seller will not engage in any practice, take or fail to take any action, embark on any course of action or enter into any material transaction that may materially adversely affect the Purchased Assets or the ability of Seller to consummate the transactions contemplated by this Agreement, without the prior written consent of Purchaser. Without in any way limiting the foregoing, it is agreed that, except as contemplated by this Agreement:

          (a) Seller shall maintain its books and records in a manner consistent with past practices;

          (b) Seller shall (i) cause a list of shareholders of Seller intending to offer Purchase Shares in the Underwritten Resale Offering to be prepared and delivered to Purchaser no less than twenty (20) days prior to the Closing Date, (ii) use its reasonable best efforts to cause the selling shareholders so listed to deliver executed binding commitments to Purchaser covering a minimum of 2,500,000 Purchase Shares no less than twenty (20) days prior to the Closing Date pursuant to Section 2.6, and (iii) use its reasonable best efforts to facilitate the Underwritten Resale Offering in accordance with the reasonable directions of Purchaser.

          (c) Subject to Section 6.8, Seller shall cause a meeting of its shareholders to be duly called and held as soon as reasonably practicable following the effectiveness of the Registration Statement for the purpose of voting on the approval of the transactions contemplated by this Agreement and the distribution of the Purchase Shares to Seller's shareholders (by dividend or as a liquidating distribution). Board of Directors of Seller shall, subject to their fiduciary duties, recommend approval and adoption of such matters by Seller's shareholders. In connection with such meeting, Seller:

             (i) will use all reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement, the distribution of the Purchase Shares and the transactions contemplated hereby; and

               (ii) will otherwise comply with all legal requirements applicable to such meeting.

          (d) Seller shall not sell, transfer, dispose of or abandon any of the Tracor Securities or any material portion of the other Purchased Assets, except that Seller shall be entitled to sell the Littelfuse Warrants as contemplated by Section 7.4 hereof;

          (e) Seller shall not permit any of the Purchased Assets to become subject to any Lien except Liens for Taxes not yet due and payable and Liens on the Real Properties that are reasonably acceptable to Purchaser;

          (f) Seller shall not modify or amend in any material respect any Contracts or knowingly waive or assign to any third party any material rights thereunder;

          (g) Seller shall not enter into a contract or agreement which will not be fully performed on or before the Closing Date and which provides for payments by Seller in excess of $50,000; and

          (h) Seller shall not knowingly enter into any transaction that would reasonably be expected to result in the Proxy Statement being delayed or recirculated under circumstances which, in the reasonable judgment of Seller, would delay the occurrence of the Closing Date beyond the date specified in Section 3.1(a).

          (i) Seller shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

     7.2 Full Access; Confidentiality. Seller will permit representatives of Purchaser to have full access to all premises, properties, books, records, contracts and documents of Seller. Purchaser and each of its Affiliates will treat and hold as confidential any information ("Confidential Information") it receives from Seller in the course of the reviews contemplated by this Section 7.2, will not use or disclose any of the Confidential Information except for information that is required to be disclosed in the Proxy Statement or the Registration Statement, and, if this Agreement is terminated for any reason whatsoever, will return to Seller all tangible embodiments and all copies of the Confidential Information which are in its possession; provided that this Section 7.2 will not apply to any Confidential Information (a) which, at the time of disclosure, is available publicly other than as a result of its disclosure by Purchaser or its Affiliates, (b) which Purchaser or its Affiliates is required by law to disclose, or (c) which is lawfully obtained from a third party who is not obligated to keep the Confidential Information confidential.

     7.3  Other Offers.

          (a) Seller will not, and will use its best efforts to cause its officers, directors, employees or other agents not to, directly or indirectly, take any action to solicit, initiate or encourage any Acquisition Proposal (as hereinafter defined). To the extent that Seller or any of its officers, directors, employees or other agents are currently involved in any discussions with respect to any Acquisition Proposal or contemplated or proposed Acquisition Proposal, Seller shall terminate, and shall cause its officers, directors, employees and agents to terminate, such discussions immediately. The term "Acquisition Proposal" as used herein means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Seller or any of its Subsidiaries or the acquisition of any equity interest in, or the acquisition of any portion of the assets of, Seller or any of its Subsidiaries that would result in the Person making such offer, proposal or indication of interest acquiring a "Material Equity Interest," as defined below, other than (i) the transactions contemplated by this Agreement or
     (ii) other offers or proposals made by Purchaser; provided, however, that any such offer or proposal or indication of interest that has not been solicited by Seller and is not the result of any contacts, actions, or activities of Seller or of its affiliates, or on their behalf, and that is made generally available to all holders of Common Stock on substantially the same terms as Seller shall not be deemed to be an Acquisition Proposal. The term "Material Equity Interest" as used herein means a direct or indirect interest in the capital stock or assets of Seller that, together with any direct or indirect interest of the Person making the Acquisition Proposal in the capital stock and assets of Seller, would entitle such Person to become, upon consummation of the transactions contemplated by this Agreement (including the Plan of Liquidation) the "beneficial owner" (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Securities Exchange Act) of 5% or more of the issued and outstanding securities of the Purchaser determined as of the day immediately following the Closing Date.

          (b) Subject to the following sentence, the Board of Directors of Seller shall not (i) withdraw or modify in a manner adverse to Purchaser, the approval or recommendation by such Board of Directors of this Agreement, or the transactions contemplated hereby, (ii) approve or recommend any Acquisition Proposal (other than an Acquisition Proposal approved by Purchaser) or (iii) approve or authorize Seller's entering into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event the Board of Directors of Seller receives an Acquisition Proposal that, in the exercise of its fiduciary obligations (as determined in good faith by the Board of Directors) it determines to be a Superior Proposal (as defined below), the Board of Directors may (subject to the following sentences) withdraw or adversely modify its approval or recommendation of this Agreement and the transactions contemplated hereby and approve or recommend any such Superior Proposal, or approve or authorize Seller entering into an agreement with respect to such Superior Proposal, in each case at any time after the fourth business day following notice to Purchaser (a "Notice of Superior Proposal") advising Purchaser that the Board of Directors of Seller has received a Superior Proposal, specifying the material terms and structure of such Superior Proposal. Seller may take any of the foregoing actions pursuant to the preceding sentence only if an Acquisition Proposal that was a Superior Proposal at the time of delivery of a Notice of Superior Proposal continues to be a Superior Proposal (as determined by the Board of Directors of Seller in good faith) in light of any improved transaction proposed by Purchaser prior to the expiration of the four business day period specified in the preceding period. For purposes of this Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal to acquire, directly or indirectly, a material equity interest in or a material amount of voting securities or assets of Seller or any of its Subsidiaries for consideration consisting of cash and/or securities, and otherwise on terms which the Board of Directors of Seller determines in its good faith reasonable judgment to provide greater aggregate value to Sellers' shareholders than the transactions contemplated by this Agreement (or otherwise proposed by Purchaser as contemplated above).

     7.4 Sale of Littelfuse Warrants; Purchase of Government Securities. Seller shall, at least seven (7) calendar days prior to the Closing Date, sell or otherwise transfer the Littelfuse Warrants for cash proceeds. Immediately upon consummation of the sale of the Littelfuse Warrants, Seller shall provide written notice to Purchaser of the sale or transfer, which notice shall specify the amount of the cash proceeds, net of applicable fees, expenses and income and other taxes estimated to be payable by Seller (the "Cash Proceeds"). On the third business day prior to the Closing Date, Seller shall provide written notice to Purchaser of the amount of Available Cash. On or prior to the Closing Date, Purchaser shall purchase marketable direct obligations of the U.S., in each case maturing within 30 days from the date of acquisition thereof (the "Government Securities"), with a market price on the date of purchase equal to the Available Cash, less applicable fees and expenses to be incurred by Purchaser in connection with the purchase of the Government Securities.

     7.5 Underwritten Resale Offering. Seller shall use its reasonable best efforts to cause each shareholder of Seller intending to sell Purchase Shares in an underwritten offering (the "Underwritten Resale Offering") effected through the use of the resale prospectus included in the Registration Statement to deliver executed binding commitments in respect of such sale of Purchase Shares in the manner contemplated by Section 2.6 hereof.

     7.6 Purchase and Cancellation of Westmark Warrants. Seller will use its best efforts to purchase for cash all Westmark Warrants from the holders thereof, and will cancel all such Westmark Warrants purchased from the holders thereof ("Purchased Westmark Warrants") upon the purchase thereof, but in any event will cancel such Purchased Westmark Warrants on or prior to the Closing.

     Section 8. Pre-Closing Covenants of Purchaser. From the date hereof until the earlier of (i) the Closing or (ii) the termination of this Agreement pursuant to Section 10 hereof:

     8.1 Conduct of Purchaser. (a) Purchaser shall not take any action that would reasonably be expected to result in a failure to maintain the trading of the Common Stock on NASDAQ without causing such stock to be listed for trading on a national securities exchange at or prior to the termination of its trading on NASDAQ;

          (b) Purchaser shall not knowingly enter into any transaction that would reasonably be expected to result in the Proxy Statement being delayed or recirculated under circumstances which would in the reasonable judgment of Purchaser delay the occurrence of the Closing Date beyond the date specified in Section 3.1(a); provided, that nothing contained herein shall preclude or in any way restrict Purchaser's ability to consider or undertake any transaction, including, without limitation, any transaction that would result in an Acquisition Event so long as such transaction, and any agreement of Purchaser with respect thereto, is made subject to the completion of the transactions in Section 2.5 hereof.

          (c) Purchaser shall promptly prepare and file with the SEC under the Securities Act the Registration Statement. The Registration Statement shall be prepared on Form S-4 (or its successor form) promulgated under the Securities Act and, subject to the receipt by Purchaser of a list of shareholders of Seller intending to sell Purchase Shares in the Underwritten Resale Offering and executed binding commitments from such shareholders as contemplated by Section 2.6 hereof, shall provide for the registration of the issuance of the Purchase Shares to Seller and the resale of a minimum of 2,500,000 of the Purchase Shares pursuant to the Underwritten Resale Offering. Purchaser shall take any action required to be taken under foreign or state securities or "blue sky" laws in connection with the issuance of Purchase Shares pursuant to Section 2.5 of this Agreement.

          (d) Subject to Section 6.8, Purchaser shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable following the effectiveness of the Registration Statement for the purpose of voting on the approval of the issuance of Purchase Shares pursuant to
     Section 2.5 of this

     Agreement. The Board of Directors of Purchaser shall, subject to their fiduciary duties, recommend approval and adoption of such matters by Purchaser's stockholders. In connection with such meeting, Purchaser:

             (i) will use all reasonable efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Proxy Statement and all other proxy materials for such meeting;

             (ii) will use all reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby; and

             (iii) will otherwise comply with all legal requirements applicable to such meeting.

     8.2 Governing Documents; Inconsistent Agreements. (a) Purchaser shall recommend to its shareholders in the Proxy Statement that the certificate of incorporation of Purchaser be amended, effective immediately following the Closing, to be in the form of the Restated Certificate of Incorporation;

          (b) The Board of Directors of Purchaser shall amend the bylaws of the Purchaser to be in the form of the Restated Bylaws, which amendment shall be made effective on and as of the Closing Date;

          (c) Other than the amendments contemplated by 8.2(a), Purchaser shall not amend, or recommend that the stockholders of Purchaser approve the amendment of, the certificate of incorporation of Purchaser and, other than the amendments contemplated by Section 8.2(b), Purchaser shall not amend, or recommend that the stockholders of Purchaser approve the amendment of, the bylaws of Purchaser, in any manner that could adversely affect the ability of Purchaser to consummate the transactions contemplated hereby in a timely manner;

          (d) Purchaser shall not enter into, or permit any Subsidiary to enter into, any agreement or incur any obligation, the terms of which would be violated by the consummation of the transactions contemplated by this Agreement;

          (e) Purchaser shall at all times reserve sufficient shares of Common Stock for the issuance of the Purchase Shares pursuant to this Agreement; and

          (f) Effective as of the Closing, the Board of Directors of Purchaser shall (i) increase the size of the Board of Directors of Purchaser by one directorship, which shall have a three-year term commencing as of the Closing Date, and (ii) appoint Elvis L. Mason to fill such newly-created directorship for a three-year term.

     8.3 Exchange of Tracor Exchange Warrants for Westmark Warrants Held by Non-Tendering Westmark Warrantholders. Purchaser shall, concurrently with the Closing, deliver warrants ("Tracor Exchange Warrants") to purchase shares of Common Stock to holders ("Non-Tendering Westmark Warrant Holders") of Westmark Warrants holding up to but not in excess of 279,056 Westmark Warrants who do not tender their Westmark Warrants for purchase by Seller for cash (and subsequent cancellation) in accordance with Section 7.6 hereof. Seller shall notify Purchaser at least seven (7) calendar days prior to the Closing Date of Non-Tendering Westmark Warrant Holders, which notice shall set forth the identity of all Non-Tendering Westmark Warrant Holders, and the number of Westmark Warrants held by each which have not been tendered for purchase by Seller in accordance with Section 7.6 hereof. Each Tracor Exchange Warrant issued to a Non-Tendering Westmark Warrant Holder will entitle such holder to the rights set forth in Section 6.3 of the Westmark Warrant. The Tracor Exchange Warrants shall entitle the holders thereof to purchase that number of shares of Common Stock determined in accordance with this Section 8.3 at any time and from time to time from and after Closing and before 5:00 p.m., New York, New York time, on August 24, 2000, and shall otherwise be in substantially the form of the Westmark Warrant, a form of which is attached hereto as Exhibit "E", except that:

             (i) the shares issuable pursuant to the Tracor Exchange Warrant shall be shares of Common Stock;

             (ii) the provision of the Westmark Warrant relating to the number of shares issuable under the Warrant shall be deleted, and replaced with the number of shares of Common Stock determined in accordance with this
        Section 8.3; and

             (iii) Reference to "Contingent Shares" in Section 3 of the Westmark Warrant shall be deleted.

     Section 9. Conditions. The respective obligations of the parties hereunder are subject to the fulfillment of the following conditions:

     9.1 Conditions to Obligations of Each Party. The respective obligations of Seller and Purchaser hereunder are subject to the fulfillment, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived by such parties):

          (a) Purchaser's stockholders shall have duly approved the issuance of Purchase Shares pursuant to Section 2.5 of this Agreement and the amendment to the certificate of incorporation of Seller as described in Section 8.2(a) hereof, and Seller's shareholders shall have duly approved the transactions contemplated by this Agreement and the distribution of the Purchase Shares to Seller's shareholders (by dividend or as a liquidating distribution), all in accordance with applicable laws and regulatory requirements.

          (b) No statute, rule, regulation, executive order, decree, injunction or restraining order shall have been enacted, promulgated or enforced (and not repealed, superseded or otherwise made inapplicable) by any court or governmental authority which prohibits the consummation of the transactions contemplated by this Agreement (provided, however, that no party hereto may invoke this condition unless it has used its reasonable best efforts to have any such order, decree or injunction lifted and has otherwise complied with Sections 6.1, 6.3 and 6.5 hereof).

          (c) There shall have been obtained any and all governmental authorizations, permits, approvals and consents of securities or "blue sky" commissions of any jurisdiction and of any other governmental body or agency, that may reasonably be deemed necessary so that the consummation of the transactions contemplated by this Agreement will be in compliance with applicable laws, the failure to comply with which would have a Material Adverse Effect on Purchaser or Seller or would be reasonably likely to subject Purchaser or Seller or any of their respective directors or officers to substantial penalties or criminal liability.

          (d) If Purchaser or Seller determines that the Hart-Scott-Rodino Act requires a premerger notification to be filed with respect to any of the transactions contemplated by this Agreement the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the Hart-Scott-Rodino Act shall have expired or been terminated.

          (e) The Registration Statement and the Proxy Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of either of them shall have been issued which is in effect on the Closing Date.

          (f) At least 5,302,055 Purchased Westmark Warrants shall have been purchased by Seller for cash and cancelled by Seller in accordance with
     Section 7.6.

     9.2 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) the representations and warranties of Seller set forth in Section 4 will be true and correct in all material respects at and as of the Closing Date (except to the extent they expressly relate to an earlier time in which case they shall have been true and correct in all material respects as of such earlier time);

          (b) Seller will have performed and complied with all of its covenants hereunder in all material respects through the Closing other than such failures to perform or comply which in the aggregate would not reasonably be expected to have a Material Adverse Effect on Purchaser;

          (c) Seller will have delivered to Purchaser a certificate dated the Closing Date to the effect that the conditions in Section 9.2(a) and (b) above are satisfied;

          (d) On or before the Closing Date, Purchaser shall have received from each Person intending to sell Purchase Shares in the Underwritten Resale Offering a duly executed binding commitment pursuant to Section 2.6 hereof, and such commitments shall in the aggregate relate to the proposed sale of no less than 2,500,000 of the Purchase Shares in the Underwritten Resale Offering.

          (e) Seller will have delivered to Purchaser the instruments of conveyance required by Section 3.2(a) of this Agreement duly executed by Seller;

          (f) Purchaser will have received from counsel to Seller an opinion with respect to the matters set forth in Exhibit F to this Agreement, addressed to Purchaser and dated as of the Closing Date; and

          (g) Purchaser will have received an estoppel certificate, in form and substance as Purchaser may reasonably request, from Littelfuse certifying that no material default by Littelfuse has occurred and is continuing under the Watseka Lease and that, to its Knowledge, no material default by Seller has occurred and is continuing under the Watseka Lease.

     9.3 Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (a) the representations and warranties of Purchaser set forth in
     Section 5 will be true and correct in all material respects at and as of the Closing Date (except to the extent they expressly relate to an earlier time in which case they shall have been true and correct as of such earlier time);

          (b) Purchaser will have performed and complied with all of its covenants hereunder in all material respects through the Closing other than such failures to perform or comply which in the aggregate would not reasonably be expected to have a Material Adverse Effect on Seller;

          (c) Purchaser will have delivered to Seller a certificate dated the Closing Date to the effect that the conditions in Section 9.3(a) and 9.3(b) above are satisfied;

          (d) Seller shall have received a written opinion from its counsel to the effect that the transactions contemplated by this Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code. In preparing such opinion, counsel may rely on (and to the extent reasonably required, the parties and Seller's shareholders shall make) reasonable representations related thereto.

          (e) Purchaser will have delivered the Purchase Consideration to Seller in the manner described in Section 2.5, above;

          (f) Purchaser will have delivered to Seller the instruments of assumption required by Section 3.2(b) of this Agreement duly executed by Purchaser;

          (g) Seller will have received from counsel to Purchaser an opinion with respect to the matters set forth in Exhibit G attached to this Agreement, addressed to Seller and dated as of the Closing Date;

          (h) Purchaser will have delivered to Seller the Registration Rights Agreement duly executed by Purchaser;

          (i) Purchaser will have caused the Restated Certificate of Incorporation to be duly filed with the Secretary of State of the State of Delaware;

          (j) Purchaser will have caused its Restated Bylaws to be duly adopted by its Board of Directors and signed by a duly authorized officer and filed with the books and records of Purchaser; and

          (k) The Board of Directors will have appointed Elvis Mason to a three year term on the Board of Directors of Purchaser.

     Section 10. Termination.

     10.1 Termination of Agreement. The parties may terminate this Agreement as provided below, whether before or after the approvals of the shareholders of Purchaser and Seller are obtained:

          (a) Purchaser and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing, which termination shall be approved by the respective boards of directors of Purchaser and Seller;

          (b) Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing in the event Seller is in Default, Purchaser has notified Seller of such Default, and the Default has continued without cure for a period of ten (10) days after the notice of Default, provided that no Default, or event which, with notice or lapse of time or both, would constitute a Default, by Purchaser shall have occurred and be continuing. Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing in the event Purchaser is in Default, Seller has notified Purchaser of such Default, and the Default has continued without cure for a period of ten (10) days after the notice of breach, provided that no Default, or event which, with notice or lapse of time or both, would constitute a Default, by Seller has occurred and is continuing;

          (c) Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing if the Closing has not occurred on or before August 31, 1996, by reason of the failure of any closing condition under Sections 9.1 or 9.2 (unless the failure results primarily from Purchaser itself breaching any representation, warranty or covenant contained in this Agreement);

          (d) Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing if the Closing has not occurred on or before August 31, 1996, by reason of the failure of any closing condition under Sections 9.1 or 9.3 (unless the failure results primarily from Seller itself breaching any representation, warranty or covenant contained in this Agreement);

          (e) Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (provided that no Default, or event which, with notice or lapse of time or both, would constitute a Default by Purchaser has occurred and is continuing) if the Board of Directors of Seller shall have: (A) entered into a definitive agreement with respect to a Superior Proposal in compliance with the procedures set forth in Section 7.3(b), (B) withdrawn or adversely modified its recommendation of the transactions contemplated by this Agreement, or (C) recommended or approved any acceptance by Seller's shareholders of any Acquisition Proposal;

          (f) Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing if the Board of Directors of Seller shall have resolved to enter into a definitive agreement with respect to a Superior Proposal in compliance with the procedures set forth in Section 7.3(b); or

          (g) either Purchaser or Seller may terminate this Agreement by written notice to the other parties hereto if the Closing does not occur on or before August 31, 1996.

     Any notice effecting termination of this Agreement pursuant to this Section
10.1 shall be in writing and shall state the basis for such termination.

     10.2 Effect of Termination. If any party terminates this Agreement pursuant to Section 10.1, all obligations of the parties hereunder will terminate without liability of any party to the other party; provided that no termination of this Agreement pursuant to Section 10.1(a), (b), (c), (d) or (g) shall relieve any party hereto of any liability for any Default by such party and the parties shall have such rights, if any, against each other in respect of any Default as may exist in law or equity; and provided further that the confidentiality provisions contained in Section 7.2 and the fee and expense provisions contained in Section 11.2 will survive termination and remain in full force and effect thereafter.

     Section 11. Miscellaneous.

     11.1 Press Releases and Announcements. Purchaser and Seller shall consult with each other as to the form and substance of any press release or announcement relating to the subject matter of this Agreement prior to the Closing Date; provided that Purchaser or Seller may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing party will advise the other party prior to making such disclosure).

     11.2 Fees and Expenses. (a) Purchaser and Seller will each bear one-half of the costs associated with the printing of the Registration Statement, Proxy Statement and related materials, as well as any filing fees payable in connection with any filing required by the Hart-Scott-Rodino Act. Except to the extent costs are to be shared, as described above, Purchaser will bear any filing fees payable to the SEC and all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated. Except to the extent costs are to be shared, as described above and subject to the proviso below, Seller will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement; provided that, the investment banking fees of Morgan Stanley & Co. Incorporated incurred by Seller and agreed to be assumed by Purchaser pursuant to those certain letter agreements, dated February 16, 1994, between Seller and Purchaser, and dated March 10, 1994, and May 31, 1994, respectively, between Morgan Stanley & Co. Incorporated, Seller and Purchaser, as the same may be amended, shall be paid by Purchaser.

          (b) Notwithstanding anything to the contrary contained herein, the following payments shall be made in connection with the termination of this
     Agreement:

             (i) If (A) this Agreement shall be terminated by either Purchaser or Seller because at the meeting of Seller's shareholders (including any adjournment or postponement thereof) called pursuant to Section 6.8 hereof, the requisite vote of shareholders of Seller shall not have been obtained, and (B) prior to the time of the Seller's shareholders meeting called pursuant to Section 6.8, an Acquisition Proposal shall have been received by Seller, then, if the principal transaction contemplated by such Acquisition Proposal is consummated within eighteen months of the termination date, then concurrent with the consummation of such transaction, Seller shall pay to purchaser in immediately available funds an amount equal to $2,000,000.

             (ii) If (A) this Agreement shall be terminated by either Purchaser or Seller because at the meeting of Seller's shareholders (including any adjournment or postponement thereof) called pursuant to Section 6.8 hereof, the requisite vote of shareholders of Seller shall not have been obtained, and (B) prior to the time of the Seller's shareholders meeting called pursuant to Section 6.8, no Acquisition Proposal shall have been received by Seller, and following such termination (C) a definitive agreement relating to any Acquisition Proposal shall have been entered into by Seller within six months of the date of termination, and (D) the principal transaction contemplated by such definitive agreement shall have been consummated within eighteen months of the date of termination, then, concurrently with the consummation of such transaction, Seller shall pay to Purchaser in immediately available funds an amount equal to $2,000,000.

             (iii) If (A) this Agreement shall be terminated by Seller in the circumstances contemplated by Section 10.1(g) or by Purchaser in the circumstances contemplated by Section 10.1(b) or (c), and (B) the principal transaction contemplated by any Acquisition Proposal shall have been consummated within twelve months of the date of termination, whether or not such Acquisition Proposal shall have been received by Seller at or before the date of termination, then, concurrently with the consummation of such transaction, Seller shall pay to Purchaser in immediately available funds an amount equal to $2,000,000.

             (iv) If this Agreement shall be terminated by Purchaser in the circumstances contemplated by Section 10.1(e) or by Seller in the circumstances contemplated by Section 10.1(f), then, if the principal transaction contemplated by (A) the Superior Proposal or (B) any Acquisition Proposal with respect to which Seller shall have entered into a definitive agreement within six months of the date of termination shall have been consummated within eighteen months of the termination date, then concurrent with the consummation of such transaction, Seller shall pay Purchaser in immediately available funds an amount equal to $2,000,000.

     11.3 Corporate Governance. Purchaser shall not be obligated to nominate Elvis Mason to be a director following his initial term as a director. In the event Elvis Mason dies, is disabled or incapacitated, resigns or is removed from the Board of Directors of Purchaser prior to the expiration of the initial term of three (3) years, the Board of Directors of Purchaser shall promptly appoint one person designated in writing by holders of no less than 50% of the Registrable Securities (as defined in the Registration Rights Agreement attached hereto as Exhibit A) to serve on the Board of Directors of Purchaser for the remainder of such three (3) year term. Purchaser shall promptly notify all holders of Registrable Securities of the death, disability or incapacity, resignation or removal of Mr. Mason, which notice shall inform such holders of their rights under this Section 11.3.

     11.4  Survival. The agreements of the parties set forth in Section 1,
Section 2 and in Sections 11.2(a), 11.3, 11.4, 11.6, 11.7, 11.8, 11.10, 11.11,
11.12, 11.13, 11.14, 11.15 and 11.16 of this Agreement shall survive the Closing and all other provisions of this Agreement shall terminate. The agreements of the parties set forth in Section 7.2 and Section 11.2 shall survive the termination of this Agreement without the Closing of the transactions contemplated hereby. The representations and warranties in Section 4 and Section 5 of this Agreement shall be deemed to be conditions to the Closing and shall not survive the Closing.

     11.5 Casualty. If, prior to the Closing, any damage to or loss of any material portion of the Purchased Assets occurs for any reason, including, without limitation, due to fire, flood, riot, theft, act of God or other casualty that is reasonably expected to cost in excess of $100,000 to repair or replace, and if Purchaser does not elect, or is not permitted by the terms of this Agreement to elect, to terminate this Agreement, the Purchase Consideration shall be reduced by an amount equal to the reasonably estimated total cost necessary to repair or replace such damage or loss less any proceeds of insurance assigned to Purchaser by Seller and payable by reason of such occurrence.

     11.6 Consent to Amendment. The provisions of this Agreement may be amended only by a written agreement executed and delivered by Seller and Purchaser. Any term or provision of this Agreement may be waived in writing at any time by the Person entitled to the benefits thereof. Any waiver of any term or provision of this Agreement by any Person shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other term or condition of this Agreement. No course of dealing between the parties to this Agreement or any delay in exercising any rights hereunder will operate as a waiver of any rights of such parties.

     11.7 Successors and Assigns. No party hereto may assign or delegate any of such party's rights or obligations under or in connection with this Agreement without the prior written consent of the other party hereto. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will be binding upon and enforceable against the respective successors and assigns of such party and will be enforceable by and will inure to the benefit of the respective successors and permitted assigns of such party.

     11.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without affecting the remainder of this Agreement.

     11.9 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

     11.10 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     11.11 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient or when sent to the recipient by telecopy (receipt confirmed), one business day after the date when sent to the recipient by reputable, express courier service (charges prepaid) or two business days after the date when mailed to the recipient by certified or registered mail return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to Seller and to Purchaser at the addresses indicated below:

    If to Purchaser:                Tracor, Inc.
                                    6500 Tracor Lane
                                    Austin, Texas 78725-2000
                                    Attention: James B. Skaggs
                                    Telecopy No.: (512) 929-2257
    With a copy (which will         Russell E. Painton, Esq.
    not constitute notice) to:      6500 Tracor Lane
                                    Austin, Texas 78725-2000
                                    Telecopy No.: (512) 929-2257
    With a copy (which will         Winstead Sechrest & Minick P.C.
    not constitute notice) to:      5400 Renaissance Tower
                                    1201 Elm Street
                                    Dallas, Texas 75270
                                    Attention: Darrel A. Rice, Esq.
                                    Telecopy No.: (214) 745-5390
    If to Seller:                   Westmark Systems, Inc.
                                    c/o Mason Best Company, L.P.
                                    2121 San Jacinto Street
                                    Suite 1000
                                    Dallas, Texas 75201
                                    Attention: President
                                    Telecopy No.: (214) 953-0720
    With a copy (which will         Akin, Gump, Strauss, Hauer & Feld, L.L.P.
    not constitute notice) to:      1700 Pacific Avenue
                                    Suite 4100
                                    Dallas, Texas 75201
                                    Attention: J. Stephen Hatfield, P.C.
                                    Telecopy No.: (214) 969-4343

or to such other address or to the attention of such other party as the recipient party has specified by prior written notice to the sending party.

     11.12 Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any person or entity other than Seller and Purchaser and their respective successors and permitted assigns, provided, however, that the shareholders of Seller shall be third-party beneficiaries with respect to
Section 11.3 hereof.

     11.13 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the parties, written or oral, that may have related in any way to the subject matter hereof.

     11.14 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The use of the word "including" in this Agreement is intended by the parties to be by way of example rather than limitation.

     11.15 Incorporation of Exhibits and Schedules. The Exhibits and Schedules described in this Agreement are incorporated herein by reference and made a part hereof.

     11.16 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the Exhibits and Schedules hereto will be governed by the internal law, and not the law of conflicts, of the State of Texas.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the date first written above.

                                            TRACOR, INC.

                                            BY:
                                               ------------------------------
                                               James B. Skaggs, President

                                            WESTMARK SYSTEMS, INC.

                                            BY:
                                               ------------------------------
                                               M. Philip Guthrie, President

                    FIRST AMENDMENT TO ACQUISITION AGREEMENT

     This First Amendment to Acquisition Agreement ("Amendment") is dated as of March 9, 1996, and is by and among Tracor, Inc., a Delaware corporation ("Purchaser"), and Westmark Systems, Inc., a Texas corporation ("Seller").

                                   RECITALS:

     A. Purchaser and Seller have entered into an Acquisition Agreement, dated as of March 9, 1996 (the "Acquisition Agreement").

     B. Purchaser and Seller now desire to amend the Acquisition Agreement to provide for the payment of the exercise price of Tracor Exchange Warrants pro rata to the former shareholders of Seller, if and when the Tracor Exchange Warrants are exercised, as hereinafter provided.

     NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the value, receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     Section 1. Addition of New Section 2.5(f). Effective as of the date hereof, the Acquisition Agreement is hereby amended by adding thereto a new subsection
(f) of Section 2.5 which shall read in its entirety as set forth below:

          (f) If and when the Tracor Exchange Warrants are exercised, Purchaser shall, promptly upon receipt by it of the exercise price ("Warrant Exercise Price") for the exercise of such Tracor Exchange Warrants, pay to the Representative, for the benefit of the shareholders of record of Seller as of the Closing Date entitled to receive such payment ("Former Westmark Shareholders"), the full amount of the Warrant Exercise Price actually received by Purchaser. The Representative shall be responsible for delivery and payment of the Warrant Exercise Price to the Former Westmark Shareholders, and Purchaser shall have no responsibility or liability for any failure of Representative to deliver all or any portion of the Warrant Exercise Price to any Person entitled to receive any part of the Warrant Exercise Price.

     Section 2. Continuing Validity of the Acquisition Agreement. Except as amended hereby, the Acquisition Agreement is not modified or amended in any way, and continues in full force and effect, as amended by this Amendment.

     Executed as of the date first above written.

                                            TRACOR, INC.

                                            By:
                                               ------------------------------
                                               James B. Skaggs, President

                                            WESTMARK SYSTEMS, INC.

                                            By:
                                               ------------------------------
                                               M. Philip Guthrie, President

                                   APPENDIX B

                         REGISTRATION RIGHTS AGREEMENT

                         REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated effective as
of March   , 1996, is made by and between TRACOR, INC., a Delaware corporation
(the "Company"), and the shareholders listed on Schedule 1 hereto and signatory hereto (the "Shareholders").

                                   RECITALS:

     A. The Company has entered into an Acquisition Agreement, between the Company and Westmark Systems, Inc., a Texas corporation ("Westmark"), dated
March   , 1996 (the "Acquisition Agreement") pursuant to which the Company has acquired substantially all of the assets of Westmark in exchange for Common Stock (hereinafter defined) of the Company and certain other considerations.

     B. Pursuant to the Plan of Liquidation of Westmark Systems, Inc. (the "Plan of Liquidation"), Westmark dissolved and, after Westmark's debt, liabilities and obligations were paid, satisfied or discharged or adequate provision had been made for payment, satisfaction or discharge thereof, distributed its remaining assets to its shareholders entitled thereto.

     C. In order to induce Westmark to enter into the Acquisition Agreement, the Company agreed to register the shares of Common Stock to be received by Westmark under the Acquisition Agreement and distributed to its shareholders pursuant to the Plan of Liquidation, on the terms and conditions stated in this Agreement.

                                  AGREEMENTS:

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Shareholders hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     Section 1.1 Interpretation. Unless otherwise specified or the context otherwise requires, (a) each term defined below shall have the meaning set forth opposite such term in this Article I wherever it occurs in initially capitalized form in this document, (b) words denoting the singular number shall include the plural number and vice versa, and words denoting one gender shall include the other gender, (c) all section and article references in this Agreement are to the respective section and article of this Agreement, as the same may be amended, waived or modified from time to time, and (d) the terms "hereof," "hereto," "herein" and "hereunder," when used in this Agreement, refer to this Agreement. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the provisions hereof.

     Section 1.2 Affiliate. "Affiliate" shall, when used with respect to a specified Person, mean any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of the foregoing, the term "control" (including the terms "controlling," "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     Section 1.3 Common Stock. "Common Stock" shall mean the class of capital stock of the Company designated as the Common Stock, par value $.01 per share.

     Section 1.4 Current Market Value. "Current Market Value" shall mean, on any date, with respect to any security,

          (i) if on such date such security is listed or admitted to trading on any national securities exchange or quoted on the National Association of Securities Dealers, Inc. National Market System (the

     "NASDAQ") or otherwise traded in the over-the-counter market in the United States, then "Current Market Value" shall mean the average of the Quoted Prices for such security for the five consecutive Trading Days selected by the Company commencing not more than 20 Trading Days before, and ending not later than, such date; or

          (ii) if on such date such security is not listed or admitted to trading on any national securities exchange or quoted on the NASDAQ or otherwise traded in the over-the-counter market in the United States, then "Current Market Value" shall mean the amount that a willing buyer would pay a willing seller in an arm's length transaction on such date (neither being under any compulsion to buy or sell) for such security as determined as of such date, as set forth in a value report by a Financial Expert using one or more valuation methods that such Financial Expert, in its best professional judgment, determines to be most appropriate.

If Current Market Value is to be determined for purposes of allocating reductions in securities to be offered, the Financial Expert shall be the managing underwriter of the offering.

     Section 1.5 Effective Date. "Effective Date" shall mean the "Closing Date" of the transactions contemplated by the Acquisition Agreement (as defined therein).

     Section 1.6 Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     Section 1.7 Existing Registration Rights Agreements. "Existing Registration Rights Agreements" shall mean (i) that certain Registration Rights Agreement, dated as of December 20, 1991, by and among the Company, The Toronto-Dominion Bank Trust Company, a New York trust company, as agent under the New Credit Agreement (as defined therein), the Official Committee (as defined therein), and Westmark, and (ii) the Warrant Agreement, dated as of December 20, 1991, between the Company and Ameritrust Company National Association, as warrant agent, relating to the Series A Warrants of the Company, in each case as may be amended, modified, restated, or supplemented and be in effect from time to time.

     Section 1.8 Existing Westmark Registration Rights Agreements. "Existing Westmark Registration Rights Agreements" shall mean (i) the Registration Rights Agreement, dated as of December 20, 1991, by and among the Company, The Toronto-Dominion Bank Trust Company, a New York trust company, as agent under the New Credit Agreement (as defined therein), the Official Committee (as defined therein), and Westmark, (ii) the Warrant Agreement, and (iii) the Registration Rights Agreement, dated effective as of February 15, 1995, between the Company and Westmark.

     Section 1.9 Financial Expert. "Financial Expert" shall mean any broker or dealer registered as such under the Exchange Act that conducts an investment banking business of nationally recognized standing.

     Section 1.10 Governmental Authority. "Governmental Authority" shall mean the United States of America, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government within any such jurisdiction.

     Section 1.11  Holder. "Holder" shall mean a holder of Registrable
Securities.

     Section 1.12 Person. "Person" shall mean an individual, corporation (including a business trust), joint stock company, partnership, joint venture, trust, estate, limited liability company, unincorporated association, unincorporated organization, Governmental Authority or any other entity.

     Section 1.13 Quoted Price. "Quoted Price" shall mean, on any Trading Day, with respect to any security, the last reported sales price regular way or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way, on the NASDAQ or, if such security is not listed or admitted to trading or quoted on the NASDAQ, the average of the closing bid and asked prices in the over-the-counter market in the United States as furnished by any New York Stock Exchange member firm that shall be selected from time to time by the Company for that purpose. If the Common Stock becomes listed or admitted to trading on a national securities exchange, then the Quoted Price shall be based on the prices quoted on such national securities exchange.

     Section 1.14 Registered Resale Offering. "Registered Resale Offering" shall mean the registration for resale pursuant to a reoffer prospectus to be included in the Company's Registration Statement on Form S-4/S-3 to be filed in connection with the transactions contemplated by the Acquisition Agreement of Common Stock distributed to the shareholders of Westmark pursuant to the Plan of Liquidation.

     Section 1.15  Registrable Securities. "Registrable Securities" shall mean
(i) the shares of Common Stock issued to Westmark pursuant to the Acquisition Agreement and distributed to the shareholders of Westmark pursuant to the Plan of Liquidation, and (ii) shares of capital stock issued or issuable (by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise) in respect of the foregoing. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been transferred or sold; provided, however, that such securities shall nevertheless remain Registrable Securities if such transfer occurs by operation of law or by dividend, liquidation, or other similar distribution, descent, bequest or inheritance, and without the payment of consideration.

     Section 1.16  SEC. "SEC" shall mean the Securities and Exchange Commission.

     Section 1.17 Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

     Section 1.18 Shares. "Shares" shall mean the shares (subject to adjustment as provided in the Acquisition Agreement) of Common Stock issued by the Company to Westmark under the Acquisition Agreement and distributed to the shareholders of Westmark pursuant to the Plan of Liquidation.

     Section 1.19 Shelf Registration. "Shelf Registration" shall mean a registration of an offering to be made on a continuous or delayed basis in the future pursuant to Rule 415 (or any rule or regulation modifying or succeeding Rule 415) under the Securities Act.

     Section 1.20 Trading Day. "Trading Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

     Section 1.21 Warrant Agreement. "Warrant Agreement" shall mean the Warrant Agreement, dated as of December 20, 1991, between the Company and the Company, as warrant agent, providing for the issuance of the Series B Warrant and Series C Warrant, as the same may be amended, modified, restated or supplemented and be in effect from time to time.

                                   ARTICLE II

                              REGISTRATION RIGHTS

     Section 2.1 Registration on Demand by Holders. (a) From and after the Effective Date, upon written notice to the Company from Holders (holding at least 2,500,000 shares of Registrable Securities) requesting that the Company effect pursuant to this Section 2.1 the registration of such Holders' Registrable Securities under the Securities Act, the Company (i) shall notify any other Holders (at least 30 days prior to the proposed filing of any registration statement), such notice to state the identity of the Holders requesting registration and the number of Registrable Securities proposed to be sold thereby, and (ii) take all appropriate action, on a reasonably timely basis, to file with the SEC a registration statement on the appropriate form covering, subject to Section 2.1(c), all Registrable Securities specified in such demand and by such other Holders (by notice given to the Company within 20 days after the date the Company notifies them of such demand). The Company shall be obligated to file no more than three registration statements pursuant to this
Section 2.1(a); provided, however, that the Registered Resale Offering shall be considered as one of such registrations. At the election of Holders of a majority of the Registrable Securities to be included in any registration statement pursuant to this Section 2.1(a), such registration may be an underwritten, best efforts or other form of offering; provided, however, that any such registration may not be a registration of an offering to be made on a delayed or continuous basis pursuant to Rule 415 (or any rule or regulation modifying or succeeding Rule 415) under the Securities Act.

     (b) Notwithstanding any other provision of this Section 2.1, (i) no written notice for a demand registration under this Section 2.1 delivered by any Holder shall be effective if delivered:

          (A) within the period of 180 days after the Effective Date (other than with respect to the Registered Resale Offering); or

          (B) within the period of 270 days after the filing of any registration statement pursuant to Section 2.1 hereof if such registration statement is deemed not to have been filed or effected by reason of the Holders electing to pay all expenses of such registration as contemplated by Section 2.2(a)(i); or

          (C) with respect to the third demand hereunder, prior to eighteen (18) months after the effective date of the second demand registration under this Section 2.1; or

          (D) within the period of 120 days prior to the planned filing date of any registration statement authorized by the Board of Directors of the Company and intended to be filed by the Company; provided, that the Company may not delay any demand hereunder pursuant to this Section 2.1(b)(C) for more than two (2) consecutive planned filings; or

          (E) within the period of 180 days after the effective date of any registration statement covering securities to be offered for the account of the Company; and

(ii) the Company may, at its option, defer giving notice to other Holders of a request for any demand registration made pursuant to Section 2.1(a) and the filing of such registration for up to 120 days from the receipt of such request if the Board of Directors of the Company has concluded that, in light of the circumstances, it is in the best interests of the Company for such registration to be delayed; provided, however, that in no event may the Company delay the filing of a registration statement following a demand by Holders pursuant to this Agreement by reason of clauses (i)(B), (i)(C), (i)(D), (i)(E) and (ii) of this Section 2.1(b), or any combination of such clauses, for more than 420 consecutive days after the date the Holders deliver a demand registration notice to the Company pursuant to Section 2.1(a) hereof.

     (c) If any registration pursuant to Section 2.1(a) is an underwritten offering and the managing underwriter for such offering notifies the Company that, in good faith, (x) such underwriter is able to proceed with the proposed offering without materially impairing the per security proceeds thereof only if the number of securities offered is reduced, or (y) the number of securities to be registered is too large a number to be reasonably sold, then reductions shall be made in the number of securities to be registered as follows:

          (i) first, from those securities to be sold on behalf of Persons other than (A) the Company, (B) Persons who have piggyback registration rights under the Existing Registration Rights Agreements, and (C) the Holders, according to such priorities as the Company may have agreed with such Persons, until such securities have, if necessary, been reduced to zero,

          (ii) second, from those securities to be sold on behalf of the Company, if and to the extent necessary, until such securities have been reduced to zero,

          (iii) third, from those securities to be sold on behalf of Persons who have piggyback registration rights under the Existing Registration Rights Agreements, if and to the extent necessary, until such securities have been reduced to the smallest percentage of the aggregate Current Market Value of all securities to be registered permitted by the Existing Registration Rights Agreements; and

          (iv) last, with respect to securities requested to be included in such registration by the Holders pursuant to Section 2.1(a), pro rata among the Holders based on the securities that each such Holder has so requested to be included in such registration, if and to the extent necessary.

     Section 2.2 General Provisions Respecting Demand Registrations. (a) Any registration initiated by the Holders as a demand registration pursuant to
Section 2.1(a), shall not, for purposes of Section 2.1(a), be deemed to have been filed or effected pursuant thereto:

          (i) unless and until such registration shall have been filed with the SEC and become effective; provided that a registration which does not become effective after the Company has filed a registration statement with respect thereto solely by reason of the refusal of the Holders to proceed shall be deemed to have been effected by the Company at the request of such Holders; provided further that, in respect of the Registered Resale Offering, the registration shall be deemed to have been effected in the event Holders do not include a minimum of 1,500,000 shares of Common Stock in such Registered Resale Offering; provided further that, in respect of any registration other than the Registered Resale Offering, if the Holders elect to pay all expenses of such registration, such registration shall not be deemed to have been filed or effected for purposes of Section 2.1(a) hereof,

          (ii) if after it has become effective such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other Governmental Authority for any reason other than in connection with a misrepresentation or an omission by the Holders, or

          (iii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied other than solely by reason of some act or omission by such Holders.

     (b) If the demand registration is in the form of an underwritten offering, the Company will select and obtain the investment banker or bankers and manager or managers that will administer the offering; provided, however, that such investment bankers and managers must be reasonably acceptable to the Holders of a majority of the Registrable Securities to be registered.

     (c) With respect to any request for a demand registration pursuant to
Section 2.1(a), the Company may, at its option, by notice given to all Holders entitled to participate in such registration, elect to include shares of Common Stock, to be sold for its own account, subject to the reduction specified in
Section 2.1(c).

     Section 2.3 Piggyback Rights of Holders. (a) If at any time or times after the Effective Date, the Company intends to file a registration statement on Form S-1, S-2 or S-3 (or other appropriate form) for the registration of equity securities of the Company with the SEC (other than a registration pursuant to Section 2.1, a registration on Form S-4 (or any successor form), a registration pursuant to an employee benefit plan or a registration of securities on a form which does not permit the inclusion of securities sold in a secondary offering), then the Company shall notify each Holder at least 30 days prior to each such filing of the Company's intention to file such a registration statement. Such notice ("Piggyback Notice") shall state the amount and type of securities proposed to be registered thereby.

     (b) Upon receipt of any Piggyback Notice, each Holder shall have the right to notify the Company of its desire to have all or a portion of its Registrable Securities included in the registration statement, by giving to the Company within 20 days after receipt of such Piggyback Notice a written notice from such Holder ("Registration Request") stating: (i) the identity of the Holder; and
(ii) the number of shares of Registrable Securities which such Holder desires to be included in the registration statement.

     (c) Subject to the reductions specified below, the Company shall cause to be included in the registration statement, pro rata among the Holders based on the securities that each such Holder has requested to be included in such registration, those Registrable Securities of Holders (the "Requesting Holders") who have requested their Registrable Securities to be included pursuant to Registration Requests, provided that the aggregate of all Registrable Securities to be included in any registration statement pursuant to all Registration Requests given to the Company in accordance with this Agreement shall be limited as follows:

          (i) for any registration statement initiated by the Company for its own account, the Company shall be obligated to include in the registration statement Registrable Securities of Requesting Holders only up to such number of shares equal in Current Market Value to 20% of the Current Market Value of all securities proposed to be registered; and

          (ii) for any registration statement other than a registration statement initiated by the Company for its own account (or by a Holder pursuant to Section 2.1 hereof), the Company shall be obligated to include in such registration statement Registerable Securities of Requesting Holders only up to the number of shares equal in Current Market Value to 30% of the Current Market Value of all securities proposed to be registered.

     (d) The Holders shall be entitled, subject to the reductions specified below, to participate in an unlimited number of registrations pursuant to Registration Requests given in response to Piggyback Notices.

     (e) If any registration pursuant to Section 2.3(a) (other than a registration initiated by the Company or pursuant to Section 2.1(a)) is not a Shelf Registration and the managing underwriter for such offering notifies the Company that, in good faith, (x) such underwriter is able to proceed with the proposed offering without materially impairing the per security proceeds thereof only if the number of securities offered is reduced, or (y) the number of securities to be registered is too large a number to be reasonably sold, then reductions shall be made in the number of securities to be registered as follows:

          (i) first, from those securities to be sold on behalf of Persons other than (A) the Persons initiating such registration statement, (B) the Company, (C) Persons who have piggyback registration rights under the Existing Registration Rights Agreements, and (D) the Holders, according to such priorities as the Company may have agreed with such other Persons, until such securities have, if necessary, been reduced to zero,

          (ii) second, in equal portions from those securities to be sold on behalf of the Company, on the one hand, and from those securities requested to be included in such registration by the Holders (pro rata among the Holders based on the securities that each such Holder has requested to be included in such registration), on the other hand, if and to the extent necessary, until such securities have been reduced to zero, and

          (iii) last, with respect to securities requested to be included in such registration by the Persons initiating such registration and Persons who have piggyback registration rights under the Existing Registration Rights Agreements if and to the extent necessary, according to such priorities as the Company may have agreed with such Persons.

     (f) If any registration pursuant to Section 2.3(a) initiated by the Company for its own account is not a Shelf Registration and the managing underwriter for such offering notifies the Company that, in good faith, (x) such underwriter is able to proceed with the proposed offering without materially impairing the per security proceeds thereof only if the number of securities offered is reduced, or (y) the number of securities to be registered is too large a number to be reasonably sold, then reductions shall be made in the number of securities to be registered as follows:

          (i) first, from those securities to be sold on behalf of Persons other than (A) the Company, (B) Persons who have piggyback registration rights under the Existing Registration Rights Agreements, and (C) the Holders, according to such priorities as the Company may have agreed with such other Persons, until such securities have, if necessary, been reduced to zero,

          (ii) second, from those securities requested to be included in such registration by the Holders, pro rata among such Holders based on the securities that each such Holder has requested to be included in such registration, if and to the extent necessary, until such securities have been reduced to zero, and

          (iii) last, with respect to securities intended to be included in such registration by the Company and the Persons who have piggyback registration rights under the Existing Registration Rights Agreements, if and to the extent necessary, according to such priorities as the Company may have agreed with such Persons.

     (g) The Company may in its discretion withdraw any registration statement filed pursuant to this Section 2.3 subsequent to its filing and prior to its effective date without liability to the Holders other than to pay expenses pursuant to Section 2.6; but no such withdrawal shall preclude an immediate or subsequent request for registration pursuant to Section 2.1.

     (h) No registration of Registrable Securities effected pursuant to a request or requests by Holders pursuant to this Section 2.3 shall be deemed to have been effected pursuant to Section 2.1.

     Section 2.4  Indemnity.

     (a) The Company will, and hereby does, indemnify, to the extent permitted by law, each Holder, its officers and directors, if any, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise), joint or several, caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement (as declared effective) or prospectus filed under Rule 424(b) under the Securities Act (and as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as:

          (i) such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses are caused by any untrue statement or alleged untrue statement made in reliance on or in conformity with any information furnished in writing to the Company by such Holder expressly for use therein, or

          (ii) in the case of any registration that is not an underwritten offering, such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses result from such Holder selling Registrable Securities to a Person asserting the existence of an untrue statement or alleged omission in a preliminary prospectus and to whom there was not given or sent, at or prior to the written confirmation of the sale of such Registrable Securities, a copy of the final prospectus or the final prospectus as then amended or supplemented but only if such statement or omission was corrected in such final prospectus or amended or supplemented final prospectus prior to such written confirmation and such Holder was given notice, prior to such written confirmation, of the availability of, or that the Company was preparing, such final prospectus or amended or supplemented final prospectus.

If the offering pursuant to any registration statement provided for under this Agreement is made through underwriters, no action or failure to act on the part of such underwriters (whether or not such underwriter is an Affiliate of any Holder) shall affect the Company's obligations to indemnify any Holder or any other Person pursuant to the preceding sentence.

     If the offering pursuant to any registration statement provided for under this Agreement is made through underwriters, the Company agrees to enter into an underwriting agreement in customary form with such underwriters (which shall contain customary indemnification and contribution provisions for the benefit of such underwriters, their officers and directors, if any, and each Person, if any, who controls such underwriters within the meaning of Section 15 of the Securities Act; provided, however, that the Company shall not be required to indemnify any such underwriter, or any officer or director of such underwriter or any Person who controls such underwriter within the meaning of Section 15 of the Securities Act, to the extent that the loss, claim, damage, liability (or proceedings in respect thereof) or expense for which indemnification is claimed results from such underwriter's failure to send or give at or prior to the written confirmation of the sale of Registrable Securities, a copy of the final prospectus or the final prospectus as then amended or supplemented to a Person asserting the existence of an untrue statement or alleged untrue statement or omission or alleged omission in a preliminary prospectus if such statement or omission was corrected in such final prospectus or amended or supplemented final prospectus prior to such written confirmation and the underwriter was given notice, prior to such written confirmation, of the availability of such final prospectus or amended or supplemented final prospectus).

     In connection with any registration statement in which a Holder of Registrable Securities is participating, each such Holder will indemnify, to the extent permitted by law, the Company, its officers and directors and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities

Act or common law or otherwise) resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement (as declared effective) or prospectus filed under Rule 424(b) under the Securities Act or preliminary prospectus or any amendment thereof or supplement thereto, or necessary to make the statements therein not misleading, but only to the extent that:

          (i) such untrue statement is made in reliance on or in conformity with any information furnished in writing by such Holder expressly for use therein, or

          (ii) in the case of any registration that is not an underwritten offering, such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses resulting from such Holder selling Registrable Securities to a Person asserting the existence of an untrue statement or alleged untrue statement or omission or alleged omission in a preliminary prospectus and to whom there was not given or sent, at or prior to the written confirmation of the sale of such Registrable Securities, a copy of the final prospectus or of the final prospectus as then amended or supplemented but only if such statement or omission was corrected in such final prospectus or amended or supplemented final prospectus prior to such written confirmation and such Holder was given notice, prior to such written confirmation, of the availability of, or that the Company was preparing, such final prospectus or amended or supplemented final prospectus; provided, however, that such Holder's obligations under clause
     (ii) of this Section 2.4(a) shall be limited to an amount equal to the proceeds to such Holder of the Registrable Securities sold pursuant to such registration statement.

     Any Person entitled to indemnification under the provisions of this Section 2.4(a) shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) unless in the opinion of counsel reasonably satisfactory to the indemnifying party a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, permit such indemnifying party to assume the defense of such claim, with counsel reasonably satisfactory to the indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party); and if such defense is so assumed, such indemnifying party shall not enter into any settlement without the consent of the indemnified party if such settlement attributes liability to the indemnified party and such indemnifying party shall not be subject to any liability for any settlement made without its consent (which shall not be unreasonably withheld); and any underwriting agreement entered into with respect to any registration statement provided for under this Agreement shall so provide. In the event an indemnifying party shall not be entitled, or elects not, to assume the defense of a claim, such indemnifying party shall not be obligated to pay the fees and expenses of more than one counsel or firm of counsel for all parties indemnified by such indemnifying party in respect of such claim. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a participating Holder, its officers, directors or any Person, if any, who controls such Holder as aforesaid, and shall survive the transfer of such securities by such Holder.

     (b) If for any reason the foregoing indemnity is unavailable, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. Notwithstanding the foregoing, (x) no Holder shall be required to contribute any amount in excess of the amount such Holder would have been required to pay to an indemnified party if the indemnity under Section 2.4(a) was available, and (y) no underwriter, if any, shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of

Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligation of any underwriters to contribute pursuant to this Section 2.4 shall be several in proportion to their respective underwriting commitments and not joint.

     (c) An indemnifying party shall make payments of all amounts required to be made pursuant to the foregoing provisions of this Section 2.4 to or for the account of the indemnified party from time to time promptly upon receipt of bills or invoices relating thereto or when otherwise due and payable.

     Section 2.5  Registration Procedures.

     (a) Whenever the Holders have requested that any Registrable Securities be registered pursuant to this Article II, subject to Section 2.1(c), the Company will use its best efforts to effect the registration in furtherance of the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such request the Company will as expeditiously as possible:

          (i) in connection with a request pursuant to Section 2.1, and subject to Section 2.1(b), prepare and file with the SEC within 60 days, and use its best efforts so to prepare and file within 45 days, after receipt of a request to file, a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities in accordance with the intended method of distribution thereof, and use its best efforts to cause such registration statement to become effective promptly thereafter; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will (A) furnish to one counsel selected by the Holders of a majority of the Registrable Securities being sold, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable approval of such counsel, and (B) notify each seller of Registrable Securities of any stop order issued or threatened by the SEC and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

          (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period (not to exceed 90 days) which will terminate when all Registrable Securities covered by such registration statement have been sold, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

          (iii) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus), each amendment and supplement thereto and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

          (iv) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided, however, that the Company will not be required to (A) qualify generally to do business or subject itself to taxation in any jurisdiction where it would not otherwise be required to qualify or be subject but for this subparagraph (iv), or (B) consent to general service of process in any such jurisdiction;

          (v) use its best efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other Governmental Authorities as may be reasonably necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

          (vi) (A) notify each seller of such Registrable Securities, at any time when a prospectus relating to the Registrable Securities being sold is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

          (vii) (A) use its best efforts to cause all Registrable Securities to be listed on each securities exchange or quotation system on which similar securities issued by the Company are then listed or quoted, and (B) unless the same already exists, provide a transfer agent, registrar and CUSIP number for all Registrable Securities not later than the effective date of the Registration Statement;

          (viii) enter into such customary agreements (including an underwriting agreement in customary form) and take all such other actions as the Holders of a majority of the Registrable Securities being sold or any managing underwriter of such offering reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities;

          (ix) make available for inspection at the offices of the Company during regular business hours by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, such financial and other records, pertinent corporate documents and properties of the Company as shall be reasonably requested by them and be necessary to enable them to exercise their due diligence responsibility;

          (x) obtain "cold comfort" letters and updates thereof from the Company's independent public accountants and an opinion from the Company's counsel in customary form and covering such matters of the type customarily covered by "cold comfort" letters and opinions of counsel, respectively, as the Holders of a majority of the Registrable Securities being sold reasonably request;

          (xi) refrain (and will cause the subsidiaries and the Affiliates it controls to refrain) from selling any Common Stock or any securities convertible into Common Stock for such period (not to exceed 90 days) as may be reasonably requested by any managing underwriter of such offering;

          (xii) use its best efforts to otherwise comply with all applicable rules and regulations of the SEC; and

          (xiii) in the event the registration relates to an underwritten offer of Registrable Securities, reasonably support the marketing efforts undertaken in connection therewith, including participation in any "road shows" reasonably requested by the underwriters.

     (b) In connection with any registration effected pursuant to this Article II, the Holders who have requested that their securities be registered pursuant to such registration statement shall:

          (i) provide to the Company such information with respect to themselves as may be reasonably determined by the Company to be required for inclusion in such registration statement pursuant to the Securities Act and the rules and regulations thereunder;

          (ii) enter into and execute such agreements and deliver such other instruments (including an underwriting agreement, if such offering is to be underwritten, with customary indemnification and contribution provisions for the benefit of the underwriters with respect to all information provided by each such Holder to the Company in writing for inclusion in such registration statement) that are customary and appropriate for selling stockholders to execute in connection with secondary public offerings provided that any underwriters' or brokers' discounts and commissions or other fees and expenses payable (on a per share basis) by such Holders shall not be in excess of such underwriters' or brokers' discounts and commissions or other fees and expenses payable (on a per share basis) by the Company; and

          (iii) with respect to an underwritten offering, agree not to sell publicly (including pursuant to Rule 144) any other equity securities of the Company (other than those included in the offering) for such period before and such further period (not to exceed 90 days) after the effective date of such registration statement as may be reasonably requested by the managing underwriter.

If any such registration statement refers to any Holder by name or otherwise as the holder of any securities of the Company then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and presented to the Company in writing, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not required by the Securities Act or any similar Federal or state statute then in force, the deletion of the reference to such Holder.

     (c) Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.5(a)(vi), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by such Section 2.5(a)(vi), and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the period mentioned in Section 2.5(a)(ii) shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to
Section 2.5(a)(vi) to and including the date when such Holder shall have received the copies of the supplemented or amended prospectus contemplated by such Section 2.5(a)(vi).

     (d) In the case of a registration under Section 2.1(a), if the Holders of a majority of the Registrable Securities to be included therein determine to enter into an underwriting agreement in connection therewith, or, in the case of a registration under Section 2.3, if the Company or holders of securities initially requesting or demanding such registration have determined to enter into an underwriting agreement in connection therewith, all shares constituting Registrable Securities to be included in such registration shall be subject to such underwriting agreement and no Person may participate in such registration unless such Person agrees to sell such Person's securities on the basis provided in the underwriting arrangements approved by such Persons so determining to enter therein and completes and executes all questionnaires, indemnities, underwriting agreements and other reasonable documents which must be executed under the terms of such underwriting arrangements.

     Section 2.6 Expenses. In connection with any registration of Registrable Securities pursuant to Section 2.1(a), whether or not any registration pursuant to this Agreement shall become effective, the Company and the Holders shall pay their own internal costs and the Company shall pay one-half, and the selling Holders (pro rata from each such Holder based on the Current Market Value of the securities that each such Holder registers for sale) shall pay one-half, of all printing and related expenses. The Company shall pay all registration, filing and NASD fees, fees and expenses of compliance with securities or blue sky laws, fees and disbursements of counsel for the Company and the Company's independent public accountants (including the expenses of any audit or "cold comfort" letter provided by the Company's independent public accountants) and other Persons retained by the Company, and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding underwriting commissions and discounts). Notwithstanding the foregoing, it is expressly agreed and understood that each selling Holder shall pay the costs and expenses incident to the sale and delivery of the Registrable Securities to be sold by it, including any stock transfer taxes payable upon the sale of such Registrable Securities to the underwriters, the underwriting discounts or commissions payable to the underwriters, and any similar costs incurred by the Holders in connection with the registration of Registrable Securities. The Company will pay all costs and expenses incident to marketing and underwriting efforts related to any underwritten offering, including any costs and expenses related to any "road show." In the event Holders participate in any other registration other than pursuant to Section 2.1(a), each Holder shall pay the costs and expenses incident to the performance by it of its obligations hereunder in connection with the offer, sale and delivery of the Registrable Securities to be sold by it, including any stock transfer taxes payable upon the sale of such Registrable Securities to the underwriters, the fees and expenses of any counsel retained by it and the underwriting discounts or commissions payable to the underwriters, and the Company will pay all expenses incident to its performance of or compliance with this Agreement, including, without limitation, all registration, filing and NASD fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and the Company's independent public accountants (including the expenses of any audit or "cold comfort" letter) and other Persons retained by the Company, and any fees and disbursements of underwriters customarily paid by issuers and sellers of securities (excluding underwriting commissions and discounts).

                                  ARTICLE III

                                 MISCELLANEOUS

     Section 3.1 Nominees for Beneficial Owners. In the event that Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option and by written notice satisfactory to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement (or any determination of any number or percentage of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement).

     Section 3.2 Registration Rights to Others. Nothing herein shall prohibit or limit the Company from entering into an agreement providing holders of securities which may hereafter be issued by the Company with such registration rights exercisable at such time or times and in such manner as the Board of Directors shall deem in the best interests of the Company so long as the performance by the Company of its obligations under such other agreement will not cause the Company to breach its obligations to the Holders hereunder.

     Section 3.3  Status of Existing Agreements.

     (a) Nothing contained in this Agreement is intended by the parties to, and this Agreement shall not be deemed or construed to, amend the Existing Registration Rights Agreements, it being understood and agreed that all such agreements remain in full force and effect in accordance with their respective terms.

     (b) The parties acknowledge that the rights and obligations of Westmark under the Existing Westmark Registration Rights Agreements have terminated as a result of the consummation of the transactions contemplated by the Acquisition Agreement.

     Section 3.4 Amendments; Waivers. This Agreement may be amended only with the written consent of the Company and Holders of a majority of the Registrable Securities.

     Section 3.5 Successor to the Company. So long as Registrable Securities remain subject to this agreement, the Company will not enter into any merger, consolidation, sale of substantially all of its assets or other transaction in which it is not the surviving entity unless the acquirer shall expressly assume by a supplemental agreement, executed and delivered to the Holders, in form satisfactory to the Holders of a majority of the Registrable Securities, the due and punctual performance of every covenant of this Agreement on the part of the Company to be performed and observed with respect to the Registrable Securities after such transaction.

     Section 3.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     Section 3.7 Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together with constitute one and the same Agreement.

     Section 3.8 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when actually delivered to the recipient by special courier or personal delivery, or mailed by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to Holders of Registrable Securities at their respective addresses on the books of the Company with a copy to Akin, Gump, Strauss, Hauer & Feld, L.L.P., 1700 Pacific Avenue, Suite 4100, Dallas, Texas 75201, Attention: J. Stephen Hatfield, P.C. telephone
(214)969-2837, Fax (214)969-4343 and to the Company at its address indicated below:

     Tracor, Inc.
     6500 Tracor Lane
     Austin, Texas 78725-2000
     Attention:    James B. Skaggs
     Telephone:   (512) 929-2064
     Telecopy:    (512) 929-2257

     with a copy to:

     Russell E. Painton, Esq.
     6500 Tracor Lane
     Austin, Texas 78725-2000
     Telephone:   (512) 929-2230
     Telecopy:    (512) 929-2257

     with a copy to:

     Darrel A. Rice, Esq.
     Winstead Sechrest & Minick P.C.
     5400 Renaissance Tower
     1201 Elm Street
     Dallas, Texas 75270
     Telephone:   (214) 745-5255
     Telecopy:    (214) 745-5390

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

     Section 3.9 Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto as to the subject matter hereof and supersedes all previous agreements among the parties hereto with respect thereto, whether written, oral or otherwise.

     Section 3.10 Reports. If the Company is not required to file with the SEC annual reports, quarterly reports, current reports and other documents pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, then the Company shall:

          (a) if permitted, file with the SEC the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13(a), 13(c) or 15(d) or any successor provisions thereto if the Company were so required, such document to be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file such documents if the Company were so required; and

          (b) (x) within 15 days of each Required Filing Date transmit by mail to all Holders copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act or any successor provisions thereto if the Company were required to be subject to such Sections, and (y) if filing such documents by the Company with the SEC is not permitted under the Exchange Act or any successor provision thereto, promptly upon written request supply copies of such documents to any prospective holder.

          (c) Upon the request of any Holder, the Company (i) shall (if this Section 3.10 applies) use reasonable efforts to make publicly available other information, and (ii) shall in any event take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any successor rule or regulation hereafter adopted by the SEC.

          (d) Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with the requirements of this Section 3.10.

     Section 3.11 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

     Section 3.12 Specific Performance. The parties to this Agreement acknowledge and agree, and the Holders, by participating in any registration hereunder, shall be deemed to have acknowledged and agreed, that there may be no adequate remedy at law if the Company or any Holder fails to perform any of its obligations under this Agreement, and accordingly the Company and each Holder, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other Person under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any State thereof having jurisdiction.

     Section 3.13 Inspection. For so long as this Agreement shall be in effect, this Agreement and a complete list of the names and addresses of all the Holders of record shall be made available for inspection and copying on any Business Day by any Holder at the offices of the Company at the address set forth herein.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly authorized, executed and delivered as of the day and year first above written.

                                            TRACOR, INC.

                                            By:
                                               ---------------------------------
                                              Name:
                                                   -----------------------------
                                              Title:
                                                    ----------------------------

                                            [HOLDERS]

                                            ------------------------------------

                                            Name:
                                                 -------------------------------
                                            Address:
                                                    ----------------------------
                                            Tel. No.
                                                    ----------------------------
                                            Fax No.
                                                   -----------------------------

                                   APPENDIX C

                           FORM OF CUSTODY AGREEMENT

                                   APPENDIX C

                    WESTMARK SHAREHOLDERS CUSTODY AGREEMENT

     This Westmark Shareholders Custody Agreement ("Agreement") is entered into as of the date this Agreement becomes effective pursuant to Section 6.2 hereof among the stockholders of Tracor, Inc., a Delaware corporation ("Tracor"), listed on the signature pages hereto (collectively, the "Stockholders"), and Mason Best Company, L.P., as custodian (the "Custodian").

                                    RECITALS

     WHEREAS, each of the Stockholders is a shareholder of Westmark Systems, Inc., a Texas corporation ("Westmark"), and Westmark is a party to that certain Acquisition Agreement, dated as of March 9, 1996 (as amended by the First Amendment to Acquisition Agreement dated as of March 9, 1996, the "Acquisition Agreement");

     WHEREAS, pursuant to the Acquisition Agreement, Westmark has agreed to sell and transfer substantially all of its assets to Tracor in exchange for consideration (the "Consideration") consisting of common stock, par value $.01 per share, of Tracor (the "Common Stock") and treasury securities in a transaction (the "Transaction") intended to qualify as a tax-free "C" reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, immediately following the closing of the Transaction, Westmark intends to dissolve in accordance with the Plan of Complete Liquidation of Westmark Systems, Inc. (the "Plan of Liquidation") adopted by the board of directors of Westmark, subject to the approval by the shareholders of Westmark at a special meeting of shareholders to be held for this purpose;

     WHEREAS, pursuant to the Plan of Liquidation, Westmark will distribute the Consideration to the stockholders of Westmark entitled thereto, including the shares of Common Stock;

     WHEREAS, the Stockholders desire to have the shares of Common Stock received by them pursuant to the Plan of Liquidation (the "Shares") held in custody pursuant to this Agreement in order to ensure compliance with the continuity-of-interest requirement in Section 368(a)(1)(C) of the Code; and

     WHEREAS, in connection with the Plan of Liquidation and as a means of providing for the discharge of the obligation of Westmark under that certain indemnity agreement (the "MS Indemnity Agreement") dated as of July 5, 1994, by and between Westmark and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which was entered into by Westmark in connection with the engagement of Morgan Stanley as Westmark's financial advisor for the Transaction, each of the Stockholders, severally, is willing to assume and be responsible for its proportionate share of the total liability of Westmark under the MS Indemnity Agreement;

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                             STATEMENT OF AGREEMENT

                                   ARTICLE I.

                                  DEFINITIONS

     1.1 Certain Terms. When used herein the following terms shall have the meanings indicated:

          "Acquisition Agreement" means that certain Acquisition Agreement, dated as of March 9, 1996, between Tracor and Westmark, as amended by the First Amendment to Acquisition Agreement, dated as of March 9, 1996.

          "Agreement" means this Agreement, as it may be amended, modified, and supplemented from time to time.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Common Stock" means the common stock of Tracor, Inc., $.01 par value, as currently constituted, and any stock or securities into which such common stock may hereafter be reclassified, converted, or exchanged.

          "Consideration" means the Common Stock and other consideration delivered by Tracor to Westmark in the Transaction.

          "Custodian" means the Person identified as the Custodian in Article II hereof.

          "Engagement Letter" means the engagement letter dated May 31, 1994 among Morgan Stanley, Westmark and Tracor.

          "MBC" means Mason Best Company, L.P.

          "Morgan Stanley" means Morgan Stanley & Co. Incorporated.

          "MS Indemnity Agreement" means the letter agreement dated July 5, 1994 between Morgan Stanley and Westmark, a copy of which is attached hereto as Exhibit A.

          "Person" means any natural person, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

          "Plan of Liquidation" means the Plan of Complete Liquidation of Westmark Systems, Inc.

          "Qualified Transferee" has the meaning set forth in Section 3.3 hereof.

          "Registration Rights Agreement" means that certain Registration Rights Agreement, to be dated as of the closing date of the Transaction, among Tracor, the Stockholders and certain other stockholders of Tracor.

          "Shares" means the shares of Common Stock received by the Stockholders upon the dissolution of Westmark pursuant to the Plan of Liquidation and any other shares of capital stock received by any Stockholder as a dividend on, or in exchange for or upon conversion or reclassification of, such shares prior to or during the term of this Agreement.

          "Stockholders" means the stockholders of Tracor which are parties hereto.

          "Transaction" means the sale of substantially all of the assets of Westmark to Tracor pursuant to the Acquisition Agreement.

          "Transfer Agent" means the stock transfer agent for the Common Stock.

                                  ARTICLE II.

                  APPOINTMENT OF CUSTODIAN; DEPOSIT OF SHARES


     2.1 For the purposes set forth in the Recitals, each of the Stockholders hereby appoints Mason Best Company, L.P. as custodian (the "Custodian") under this Agreement, and Mason Best Company, L.P. accepts such appointment on the terms and conditions set forth herein. Each of the Stockholders shall deposit (or cause the Transfer Agent for the Common Stock to deposit) with the Custodian one or more certificates for the Shares distributable to such Stockholder pursuant to the Plan of Liquidation, and each Stockholder hereby authorizes Westmark to deliver all certificates representing the Shares such Stockholder is entitled to receive pursuant to the Plan of Liquidation directly to the Custodian for deposit in accordance with this Agreement. The number of Shares initially deposited hereunder by each Stockholder shall be set forth opposite such Stockholder's name on the signature page hereto. During the term of this Agreement, any shares of capital stock received by any Stockholder as a dividend on, or in exchange for or upon conversion or reclassification of, the Shares deposited with the Custodian pursuant to this Agreement shall be subject to this

Agreement, shall be deposited with the Custodian promptly upon receipt and shall be deemed to be included within the meaning of the term "Shares" for purposes of this Agreement. The Custodian is hereby authorized and directed to hold in custody the certificates for Shares deposited pursuant hereto by the Stockholders and to redeliver such certificates to the Stockholders at the time or times set forth herein.

     2.2 Each Stockholder shall retain all rights of ownership with respect to the Shares it deposits hereunder, including the right to vote and to receive all dividends, distributions and payments thereon, except the right to retain custody of or dispose of any interest in such Shares, which right is subject to this Agreement.

                                  ARTICLE III.

                        SALE OR OTHER TRANSFER OF SHARES

     3.1 During the term of Article III of this Agreement, other than as provided in Section 3.3 below, each Stockholder agrees not to sell, pledge, hypothecate or otherwise transfer (any such action a "Transfer") any interest in any Shares deposited (or required to be deposited) with the Custodian hereunder except that each Stockholder other than MBC shall be permitted to Transfer up to one-half of the number of shares of Common Stock initially deposited by such Stockholder hereunder and shall be further permitted to Transfer Common Stock in excess of such number of shares if and to the extent another Stockholder (other than MBC) agrees in writing with the Custodian not to Transfer, during the term hereof, an identical number of shares of Common Stock in addition to the number of shares such Stockholder is otherwise restricted from Transferring hereunder. During the term of this Agreement, MBC agrees not to Transfer any interest in any of the Shares it deposits hereunder.

     3.2 Any Stockholder who is permitted to Transfer Shares hereunder and who desires to Transfer any such Shares shall deliver notice of the proposed Transfer to the Custodian at least five business days prior to the proposed sale or transfer. If the Custodian determines that such notice relates to Shares that such Stockholder is permitted to Transfer under the terms of this Agreement, the Custodian shall so notify the Stockholder and shall deliver a certificate or certificates representing the Shares to be sold or transferred to the requesting Stockholder on or before the fifth business day after receiving such notice. In the event such certificates represent more Shares than are to be sold or transferred (or more Shares than such Stockholder is permitted to Transfer hereunder), then such Stockholder shall request the Transfer Agent promptly to deliver a certificate or certificates representing the Shares not to be sold or transferred (or not eligible hereunder to be so sold or transferred) to the Custodian to be deposited and held hereunder.

     3.3 The restrictions in Section 3.1 hereof shall not apply to a Transfer of Shares pursuant to laws relating to devise, descent or divorce (the recipient of any Shares Transferred thereby a "Qualified Transferee"). Upon receipt by the Custodian of a written request from a Stockholder or a Qualified Transferee for certificates deposited hereunder in which the Stockholder or Qualified Transferee who owns Shares represented by such certificate certifies that it is Transferring such Shares in connection with one or more of the foregoing events, the Custodian shall promptly deliver certificates representing such Shares to such Stockholder or Qualified Transferee. In the event such certificates represent more Shares than are to be Transferred, then such Stockholder or Qualified Transferee shall request the Transfer Agent promptly to deliver a certificate or certificates representing the Shares not to be Transferred to the Custodian to be deposited and held hereunder.

     3.4 Upon each redelivery of Shares by the Custodian to a Stockholder or a Qualified Transferee pursuant to Section 3.2 or 3.3 hereof, the Custodian shall notify all Stockholders of such redelivery, which notice shall state the total number of Shares initially deposited hereunder by all Stockholders, the identity of the Stockholder or Qualified Transferee who has withdrawn Shares, the number of Shares withdrawn, the basis for the Stockholder's or Qualified Transferee's redelivery request, and the total number of Shares of Common Stock redelivered to all Stockholders prior to and including the redelivery that is the subject of such notice.

                                  ARTICLE IV.

                         REPRESENTATIONS AND WARRANTIES

     4.1 Each Stockholder represents and warrants to, and agrees, with each other Stockholder and the Custodian that it has full legal right, power and authority to enter into and perform this Agreement and that the execution and delivery of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party.

     4.2 Each Stockholder represents and warrants to each other Stockholder and the Custodian that the Shares will be, and at the time of the closing of the Transaction and at the liquidation of Westmark the Westmark securities held by such Stockholder will be, free and clear of all pledges, security interests, liens and encumbrances.

     4.3 Each Stockholder represents and warrants to, and agrees with, each other Stockholder and the Custodian that it has no current plan or intention to Transfer any Shares in a manner that would cause the transactions contemplated by the Acquisition Agreement not to qualify as a tax free reorganization under
Section 368(a)(1)(c) of the Code.

                                   ARTICLE V.

                                  TERMINATION

     5.1 The provisions of Article III of this Agreement shall terminate on the second anniversary of the date this Agreement becomes effective pursuant to
Section 6.2 hereof, unless all of the Stockholders unanimously agree in writing to terminate such provisions at an earlier time or to extend such provisions to a later time. Upon such termination, the Custodian shall return to each Stockholder all certificates then in the custody of the Custodian for the Shares deposited by such Stockholder hereunder.

                                  ARTICLE VI.

                          CONDITIONS TO EFFECTIVENESS

     6.1 The obligations of each Stockholder and the Custodian hereunder are subject to the fulfillment, or waiver in writing executed by all Stockholders and the Custodian, of each of the following conditions:

          (a) Each Stockholder and the Custodian shall have executed a counterpart of this Agreement and shall have delivered such counterpart to the Custodian; and

          (b) The Transaction shall have closed and Westmark shall have been dissolved pursuant to the Plan of Liquidation.

     6.2 Provided the conditions in Section 6.1 hereof have been satisfied or waived in accordance with the terms thereof, this Agreement shall be effective upon the closing of the Transaction and the dissolution of Westmark pursuant to the Plan of Liquidation. In the event this Agreement does not become effective on or before August 31, 1996, this Agreement shall be null and void and of no effect whatsoever and the Custodian shall provide written notice to each Stockholder that the Transaction has not closed on or before such date and that the original signature pages to this Agreement which were delivered to the Custodian have been returned to the respective Stockholders or destroyed.

                                  ARTICLE VII.

                   LIABILITY AND INDEMNIFICATION OF CUSTODIAN

     7.1 The Custodian assumes no responsibility or liability to any of the Stockholders or to any other Persons other than to deal with the Shares deposited with the Custodian pursuant to the terms of this Agreement in accordance with the provisions thereof. The Stockholders, jointly and severally, hereby agree to indemnify, defend and hold harmless the Custodian and its officers, agents, successors, assigns and personal representatives with respect to any act or omission of or by any of them in good faith in connection with any and all matters contemplated by this Agreement. The Custodian may rely upon and act upon any instrument received by it pursuant to the provisions of this Agreement that it reasonably believes to be genuine and in conformity with the requirements of this Agreement. The obligations to indemnify the Custodian shall survive the termination of this Agreement.

     7.2 The Custodian may resign from its duties hereunder by giving prior written notice to each Stockholder not less than 60 days prior to the effective date of such resignation. In such event, the Stockholders shall appoint a substitute Custodian who shall be selected by holders of a majority of the Shares then on deposit hereunder.

                                 ARTICLE VIII.

                         PROVISION WITH RESPECT TO THE
                    MORGAN STANLEY INDEMNIFICATION AGREEMENT

     8.1 In consideration for the services provided by Morgan Stanley under the Engagement Letter including, without limitation, the fairness opinions dated as of March 6, 1996, which were delivered to the board of directors of Westmark in connection with the board's approval of the Transaction and the Acquisition Agreement, each Stockholder, severally, hereby agrees to assume and be responsible for such Stockholder's proportionate share of the total liability and other obligations of Westmark under the MS Indemnity Agreement such proportionate share to be based upon the number of shares of Common Stock received by such Stockholder pursuant to the Plan of Liquidation in relation to the total number of shares of Common Stock received by Westmark in the Transaction; provided, however, that (i) in no event shall the liability of any Stockholder hereunder exceed the value of the Common Stock received by such Stockholder pursuant to the Plan of Liquidation, which value shall be conclusively deemed for purposes of this Agreement to be equal to the number of shares of Common Stock received by such Stockholder pursuant to the Plan of Liquidation multiplied by the "Average Tracor Trading Price" as defined in, and as determined in accordance with, the Acquisition Agreement, and (ii) the proportionate liability of MBC under this Section 8.1 shall be based upon the number of shares of Common Stock received by MBC and the partners of MBC to the extent of the Shares received by such partners in respect of the approximately
6.2 million shares of Westmark common stock distributed to such partners as a partnership distribution by MBC immediately prior to the closing of the Transaction (the "MBC Distribution"), but the total liability of MBC under the preceding clause (i) of this proviso shall be based upon the value of the number of shares of Common Stock actually received by MBC pursuant to the Plan of Liquidation (which will not include shares of Common Stock received by MBC's partners in respect of the shares of Westmark common stock received by such partners in the MBC Distribution.

     8.2 Each Stockholder, severally, agrees that no "Indemnified Person," as defined in the MS Indemnification Agreement, shall have any liability (whether direct or indirect, in contract or tort or otherwise) to such Stockholder for or in connection with the "Engagement," as defined in the MS Indemnity Agreement, except for any such liability for losses, claims, damages or liabilities incurred by Westmark or such Stockholder that are finally judicially determined to have resulted from the bad faith or gross negligence of such Indemnified Person.

     8.3 The agreements made by the Stockholders in this Article VIII are for the benefit of Morgan Stanley, shall not be modified or amended without in each instance the prior written consent of Morgan Stanley, and shall remain in full force and effect regardless of the termination of any other provision of this Agreement. Morgan Stanley and each Indemnified Person shall be entitled to enforce the provisions of this Article VIII as if it were a party to this Agreement.

     8.4 The provisions of this Article VIII shall in no way diminish or affect the liability of any other shareholder or former shareholder of Westmark for the liabilities of Westmark under Texas law following the dissolution of Westmark pursuant to the Plan of Liquidation.

                                  ARTICLE IX.

                                 MISCELLANEOUS

     9.1 Amendment. Except as otherwise provided in Section 8.3 hereof, any provision of this Agreement may be altered, supplemented, amended or waived by written notice to the Custodian given jointly by the Stockholders, but the duties and responsibilities of the Custodian may not be increased or modified without its prior written consent.

     9.2 Specific Performance. The Stockholders recognize that the obligations imposed on them in this Agreement are special, unique and of extraordinary character, and that in the event of breach by any Stockholder, damages will be an insufficient remedy. Consequently, it is agreed that each Stockholder may have specific performance and injunctive relief (in addition to damages) as a remedy for the enforcement hereof, without proving damages. Each Stockholder shall have the unconditional right to institute suit for the enforcement of this Agreement. The Custodian shall have no duty or obligation to seek enforcement of this Agreement against any Stockholder who breaches this Agreement, but the Custodian shall notify all Stockholders of any breach of this Agreement by any Stockholder of which the Custodian has actual knowledge.

     9.3 Assignment. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. No party to this Agreement may sell, transfer or assign its rights, interests or obligations under this Agreement, provided that the rights and obligations of the Custodian may be assigned to any substitute Custodian.

     9.4 Notices. Any and all notices, designations, consents, offers, acceptances or other communications provided for herein shall be given in writing by overnight courier, telegram or telecopy which shall be addressed, or sent, to the respective addresses as follows (or such other address as the Custodian or any Stockholder may specify to the Custodian and all Stockholders by notice as provided herein):

          If to the Custodian:

          Mason Best Company, L.P.
          2121 San Jacinto Street, Suite 1000
          Dallas, Texas 75205
          Attention: M. Philip Guthrie
          Telecopy: (214) 953-0720
          Telephone: (214) 754-2690

          With a copy to:

          J. Stephen Hatfield, P.C.
          Akin, Gump, Strauss, Hauer & Feld, L.L.P.
          1700 Pacific Avenue
          Suite 4100
          Dallas, Texas 75201-4675
          Telecopy: (214) 969-4343
          Telephone: (214) 969-2800

          If to any Stockholder:

        To such address or telecopy number of such Stockholder as is set forth on the signature pages hereto or as such Stockholder provides by notice to the Custodian.

All notices shall be deemed effective and received (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified above or on the signature pages hereof and receipt thereof is confirmed, (ii) if given by overnight courier, on the business day immediately following the day on which such notice is delivered to a reputable overnight courier service, or (iii) if given by telegram, when such notice is delivered at the address specified above.

     9.5 Counterparts. This Agreement may be executed in two or more counterparts and each counterpart shall be deemed to be an original and which counterparts together shall constitute one and the same agreement of the parties hereto.

     9.6 Section Headings. Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

     9.7 Choice of Law. This Agreement shall be governed by the internal laws of the State of Texas without regard to the principles of conflicts of laws thereof.

     9.8 Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, discussions and understandings with respect thereto.

     9.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     9.10 No Third-Party Benefit Except for Article VIII. Except as expressly provided otherwise in Section 8.3 hereof, nothing in this Agreement shall be deemed to create any right or obligation in any person or entity not a party hereto, and this Agreement shall not be construed in any respect to be a contract or agreement in whole or in part for the benefit of or binding upon any Person not a party hereto.

     9.11 Expenses. Each party hereto will pay all of its expenses in connection with the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of its counsel and other advisors (and each Stockholder acknowledges that it is relying on its own separate legal counsel and not on legal counsel to Westmark or the Custodian), except that each Stockholder agrees to reimburse the Custodian for all out of pocket expenses incurred in connection with the performance of its duties and obligations under this Agreement. The Custodian agrees to perform the services of the Custodian hereunder without charge in consideration of the liability and indemnification provisions in Article VII hereof and the payments to be made to MBC by Westmark under the Administrative Services Agreement between MBC and Westmark; provided, however, that all out-of-pocket expenses incurred by the Custodian in the performance of such services shall be reimbursed by the Stockholder causing such expense to be incurred or, for general expenses, by all Stockholders on a pro rata basis based on the number of Shares deposited hereunder (except that, as to MBC, the number of shares deposited hereunder for purposes of this expense reimbursement provision shall be deemed to include the number of Shares received by partners of MBC in respect of the shares of Westmark common stock distributed to such partners by MBC as described in Section 8.1 hereof).

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

Date:                                       MASON BEST COMPANY, L.P.
     -----------------------------------
No. of Shares Owned:
                    --------------------

2121 San Jacinto Street, Suite 1000         By:
Dallas, TX 75201                               --------------------------------
                                                Name:
                                                     --------------------------
                                                Title:
                                                      -------------------------

Date:                                             CHRYSLER CORPORATION MASTER
     ----------------------------------           RETIREMENT PLAN

No. of Shares Owned:
                    -------------------

Pension Fund Investments
Chrysler Corporation                              By:
12000 Chrysler Drive, CIMS 416-17-14                 ---------------------------
Highland Park, MI 48288-1919                      Name:
                                                       -------------------------
                                                  Title:
                                                        ------------------------
Date:                                             TRUSTEES OF GENERAL ELECTRIC
     ----------------------------------           PENSION TRUST

No. of Shares Owned:
                     ------------------

3003 Summer Street                                By:
Stamford, CT 06905                                   ---------------------------
                                                      Name:
                                                           ---------------------
                                                      Title:
                                                            --------------------
Date:                                             UNION SEAS, INC.
     ------------------------------

No. of Shares Owned:
                    ---------------

c/o Sogem-Afirmet Inc.                            By:
1212 Avenue of The Americas Inc.                     ---------------------------
New York, NY 10036                                    Name:
                                                           ---------------------
                                                      Title:
                                                            --------------------
                                                  TANKS CONSOLIDATED
Date:                                             INVESTMENTS LIMITED
     ------------------------------

No. of Shares Owned:
                    ---------------

c/o Coutts & Co. (Bahamas) Ltd.                   By:
West Bay Street                                      ---------------------------
Nassau, New Providence                                Name:
Bahamas                                                    ---------------------
                                                      Title:
                                                            --------------------

Date:                                             AMERICAN GENERAL LIFE &
     ------------------------------               ACCIDENT INSURANCE COMPANY

No. of Shares Owned:
                    ---------------               By:
                                                     ---------------------------
Inv Dept A3701                                        Name:
2929 Allen Parkway                                         ---------------------
Houston, TX 77019-2119                                Title:
                                                            --------------------
                                                  LIFE & CASUALTY INSURANCE CO.
Date:                                             OF TENNESSEE
     ------------------------------

No. of Shares Owned:
                    ---------------

Inv Dept A3701                                    By:
2929 Allen Parkway                                   ---------------------------
Houston, TX 77019-2119                                Name:
                                                           ---------------------
                                                      Title:
                                                            --------------------


Date:                                             BANKAMERICA CAPITAL INVESTMENTS, INC.
     ------------------------------

No. of Shares Owned:
                    ---------------

c/o BankAmerica Capital Corporation               By:
650 Town Center Drive, 11th Floor                    ---------------------------
Costa Mesa, CA 92697                              Name:
                                                       -------------------------
                                                  Title:
                                                        ------------------------

Date:                                             MERRILL LYNCH IBK POSITIONS, INC.
     ------------------------------

No. of Shares Owned:
                    ---------------
c/o                                               By:
   --------------------------------                  ---------------------------
                                                  Name:
   --------------------------------                    -------------------------
                                                  Title:
   --------------------------------                     ------------------------

Date:                                             CLUB CORPORATION OF AMERICA
     ------------------------------

No. of Shares Owned:
                    ---------------

3030 LBJ Freeway                                  By:
Dallas, TX 75381                                     ---------------------------
                                                  Name:
                                                       -------------------------
                                                  Title:
                                                        ------------------------

Date:                                             TEMPLE-INLAND MASTER RETIREMENT TRUST
     ------------------------------

No. of Shares Owned:
                    ---------------

c/o State Street Bank & Trust Company             By:
One Enterprise Drive                                 ---------------------------
North Quincy, MA 02171                            Name:
                                                       -------------------------
                                                  Title:
                                                        ------------------------
Date:                                             MASON BEST COMPANY, L.P., as Custodian
     ------------------------------

No. of Shares Owned:
                    ---------------

2121 San Jacinto, Suite 1000                      By:
Dallas, Texas 75201                                  ---------------------------
                                                  Name:
                                                       -------------------------
                                                  Title:
                                                        ------------------------


                                  APPENDIX C-1

                        RESALE OFFERING ELECTION NOTICE

     In connection with the proposed sale of substantially all of the assets (the "Proposed Transaction") of Westmark Systems, Inc., a Texas corporation ("Westmark"), to Tracor, Inc., a Delaware corporation ("Tracor"), pursuant to the Acquisition Agreement dated as of March 9, 1996, as amended (the "Acquisition Agreement"), shareholders of Westmark have the right to request that shares of common stock, par value $.01 per share, of Tracor ("Tracor Common Stock") to be received by such shareholders as a result of the Proposed Transaction be included in an underwritten secondary offering (the "Resale Offering") of Tracor Common Stock intended to be made shortly after completion of the Proposed Transaction. The Proposed Transaction and other transactions relating thereto are more completely described in the joint proxy statement/prospectus (the "Prospectus") to which this Resale Offering Election Form is attached as Appendix C-1. It is a condition to Tracor's obligation to close the Proposed Transaction that Westmark shall have received commitments on this form to sell at least 2.5 million shares of Tracor Common Stock in the Resale Offering.


     Westmark estimates that for each share of common stock, par value $.01 per share, of Westmark ("Common Stock") or nonvoting common stock, par value $.01 per share, of Westmark, a shareholder of Westmark will receive approximately
0.2274 shares of Tracor Common Stock in the Proposed Transaction. For each share of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock") of Westmark, a shareholder of Westmark will receive approximately 5.7474 shares of Tracor Common Stock in the Proposed Transaction. This estimate is based upon an Average Tracor Trading Price (as defined in the Prospectus) of $15.80 per share of Tracor Common Stock and certain other assumptions that are explained in the Prospectus under the heading "The Proposed Acquisition and Related Matters -- Registered Resale Offering."



     Shareholders of Westmark who desire to include in the Resale Offering some or all of their shares of Tracor Common Stock received in connection with the Proposed Transaction should indicate the total number of shares of Westmark stock owned by such shareholder and the number of shares of Tracor Common Stock to be committed to the Resale Offering in the space provided below, execute this form and return it to Westmark on or before the 10th day after the date of the Prospectus. For purposes of completing this Resale Offering Election Notice, each shareholder should assume that it will receive the number of shares of Tracor Common Stock equal to the product of (x) .2274 (which assumes an Average Tracor Trading Price of $15.80 per share) and (y) the number of Westmark Common Equivalents owned by such shareholder. Westmark shareholders who execute the Westmark Shareholders Custody Agreement (the "Custody Agreement"), which is attached as Appendix C to the Prospectus, may not include more than 50% of the shares of Tracor Common Stock that are subject to the Custody Agreement in the Resale Offering except under the limited circumstances permitted by the Custody Agreement.



     In the event that the underwriters of the Resale Offering determine that all of the shares of Tracor Common Stock requested to be included in the Resale Offering cannot be sold, shareholders will be subject to pro rata cutbacks in proportion to the number of shares that such shareholders elect to include in the Resale Offering. Participating shareholders will also be asked at a later date to execute a custody agreement (which is different from, and serves a different purpose than, the Custody Agreement) and power of attorney containing customary terms and provisions including authorization of the selling shareholder to sell at or above a price per share of Tracor Common Stock to be determined in consultation with all selling shareholders based upon market conditions at the time of the Resale Offering. As described in the Prospectus, the existing Board of Directors of Westmark would serve as a pricing committee to consult with the managing underwriter to determine the pricing of the shares of Tracor Common Stock to be sold at or above the minimum price to be agreed upon by the undersigned in consultation with the managing underwriter for the Resale Offering. The Resale Offering is subject to the terms and conditions described in the Prospectus.

                                  APPENDIX C-1


     This Resale Offering Election Notice (i) is subject to the approval by the undersigned of the terms and provisions of the form of custody agreement requested by the managing underwriter for the Resale Offering, including the minimum price at which shares of Tracor Common Stock may be sold without the further consent of the undersigned, and (ii) shall be void and of no further force or effect if the closing of the Proposed Transaction does not occur on or before August 31, 1996.


Number of shares of Westmark stock owned      If shareholder is an entity:
  by the undersigned:
                                              By:
                                                 ------------------------------
                                              Please print name of shareholder above
Common Stock:
             ----------
Nonvoting Common Stock:
                       ----------
Series B Preferred Stock:
                         ----------
Number of shares of                           By:
Tracor Common Stock to be                        ------------------------------
included in the Resale Offering:              Name:
                                ----------         ----------------------------
                                              Title:
                                                    ---------------------------

                                              If shareholder is an individual:

                                              ---------------------------------
                                              Name:
                                                   ----------------------------

Dated:                     , 1996
      --------------------

                                   APPENDIX D

                         OPINION OF GORDIAN GROUP, L.P.

                                   APPENDIX E

                  OPINION OF MORGAN STANLEY & CO. INCORPORATED

                                   APPENDIX F

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                     RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                                  TRACOR, INC.

     Tracor, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

          1. The name of the corporation is Tracor, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State was
                   , 19  .

          2. This Restated Certificate of Incorporation restates and integrates and further amends the Certificate of Incorporation of this corporation by deleting all provisions relating to Class A Common Stock.

          3. The text of the Certificate of Incorporation as amended or supplemented heretofore is further amended hereby to read as herein set forth in full:

                                   ARTICLE I.

                                      NAME

     The name of the corporation is TRACOR, INC. (the "Corporation").

                                  ARTICLE II.

                          REGISTERED OFFICE AND AGENT

     The address of the registered office of the Corporation within the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

                                  ARTICLE III.

                                    PURPOSE

     The purpose for which the Corporation is organized is to engage in any and all lawful acts and activities for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                  ARTICLE IV.

                                    CAPITAL

     Section 1. The aggregate number of shares of capital stock which the Corporation shall have authority to issue is Fifty-Four Million (54,000,000) shares, of which Fifty-Three Million (53,000,000) shares shall be designated Common Stock, par value $.01 per share ("Common Stock") and One Million (1,000,000) shares shall be designated Preferred Stock, par value $.01 per share ("Preferred Stock").

     Section 2. The Board of Directors may authorize the issuance from time to time of the Preferred Stock in one or more series with such designations, preferences, qualifications, limitations, restrictions and optional or other special rights (which may differ with respect to each series) as the Board of Directors may fix by resolution. Without limiting the foregoing, the Board of Directors is authorized to fix with respect to each series:

          (1) the number of shares which shall constitute the series and the name of the series;

          (2) the rate and times at which, and the preferences and conditions under which, dividends shall be payable on shares of the series, and the status of such dividends as cumulative or non-cumulative and as participating or non-participating;

          (3) the prices, times and terms, if any, at or upon which shares of the series shall be subject to redemption;

          (4) the rights, if any, of holders of shares of the series to convert such shares into, or to exchange such shares for, shares of any other class of stock of the Corporation;

          (5) the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series;

          (6) the rights and preferences, if any, of the holders of shares of the series upon any liquidation, dissolution or winding-up of the affairs of, or upon any distribution of the assets of, the Corporation;

          (7) the limitations, if any, applicable while such series is outstanding, on the payment of dividends or making of distributions on, or the acquisition of, the Common Stock or any other class of stock which does not rank senior to the shares of the series;

          (8) the voting rights to be provided for shares of the series; and

          (9) such other terms as the Board of Directors may lawfully determine.

     Section 3. (a) Except as otherwise provided by law or by the resolutions of the Board of Directors providing for the issuance of any series of Preferred Stock, holders of the Common Stock will have the exclusive right, as herein provided, to vote for the election of directors and for all other purposes. Each holder of Common Stock will be entitled to one vote for each share held.

     (b) Subject to all of the rights of Preferred Stock or any series thereof, the holders of outstanding shares of Common Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends payable pro rata among all such shares in cash, in stock or otherwise.

     (c) Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights of the holders of Preferred Stock, the remaining net assets of the Corporation will be distributed to the holders of outstanding shares of Common Stock pro rata in accordance with the outstanding shares held. The merger or consolidation of the Corporation into or with any other corporation, or the merger of any other corporation into it, or a sale of all or substantially all of the assets of the Corporation, or any purchase or redemption of shares of stock of the Corporation of any class, shall not be deemed to be a liquidation, dissolution or winding-up of the Corporation for purposes of this paragraph.

                                   ARTICLE V.

                                   DIRECTORS

     The number of directors of the Corporation shall be fixed from time to time by the directors as specified in the bylaws of the Corporation.

     The directors shall be elected by the holders of the Corporation's Common Stock. Each member of the Board of Directors so elected shall serve until the expiration of his term and until his or her successor has been elected and has qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. In the interim between annual meetings of stockholders, any vacancy in any class of directors of the Board of Directors created by the death, resignation, retirement, disqualification or removal of a director, shall be filled by the vote of a majority of the remaining directors. Any director elected to fill a vacancy shall have the same remaining term as that of his predecessor. Any director may be removed at any time, with or without cause, only by the affirmative vote of holders of at least a majority of the outstanding shares of capital stock of the Corporation entitled to vote for the election of such director who are present, in person or by proxy, at a special meeting called for that purpose or by written consent of holders of such capital stock representing a majority of such class of capital stock then outstanding in accordance with law. The number of directors which shall constitute the whole Board of Directors may be increased or reduced as specified in the bylaws of the Corporation. A written ballot will not be required for the election of directors.

                                  ARTICLE VI.

                 LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     No director (including any advisory director) of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this Section by the shareholders of the Corporation shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                                  ARTICLE VII.

                                INDEMNIFICATION

     The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. No amendment, modification or repeal of this Article VII shall affect or impair in any way the rights of any director or officer of the Corporation to indemnification under the provisions hereof with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

                                 ARTICLE VIII.

                              AMENDMENT OF BYLAWS

     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the bylaws of the Corporation; provided, however, that Article VIII,
Section 8, and Paragraphs (b) and (c) of Article III, Section 2, of the bylaws may be amended only by the affirmative vote of holders representing 80% of the outstanding Common Stock.

     4. This Restated Certificate of Incorporation was duly adopted by vote of the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

     5. This Restated Certificate of Incorporation shall be effective on ______________________________, 1996.

     IN WITNESS WHEREOF, said Tracor, Inc. has caused this Certificate to be signed by __________________, its ______________________, and attested by ____
_________________, its _______, this day of ______________, 1996.

     DATED:_________________, 1996

                                          TRACOR, INC.

                                          By:
                                             -----------------------------------

                                            Name:
                                                 -------------------------------
                                            Title:
                                                  ------------------------------

                                   APPENDIX G

                          AMENDED AND RESTATED BYLAWS

                                     BYLAWS
                                       OF
                                  TRACOR, INC.

                            AS AMENDED AND RESTATED

                                                 , 1996

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
ARTICLE I. -- OFFICES....................................................................   1
       Section 1.    Registered Office...................................................   1
       Section 2.    Other Offices.......................................................   1
ARTICLE II. -- MEETINGS OF STOCKHOLDERS..................................................   1
       Section 1.    Place of Meetings...................................................   1
       Section 2.    Annual Meeting......................................................   1
       Section 3.    Special Meetings....................................................   1
       Section 4.    Notice..............................................................   1
       Section 5.    Voting List.........................................................   1
       Section 6.    Quorum..............................................................   2
       Section 7.    Required Vote; Withdrawal Of Quorum.................................   2
       Section 8.    Method of Voting; Proxies...........................................   2
       Section 9.    Record Date.........................................................   3
       Section 10.   Action Without Meeting..............................................   3
       Section 11.   Inspectors of Elections.............................................   4
ARTICLE III. -- DIRECTORS................................................................   4
       Section 1.    Management..........................................................   4
       Section 2.    Number; Election....................................................   4
       Section 3.    Change in Number....................................................   5
       Section 4.    Removal.............................................................   5
       Section 5.    Vacancies and Newly Created Directorships...........................   5
       Section 6.    Election of Directors; Cumulative Voting Prohibited.................   5
       Section 7.    Place of Meetings...................................................   5
       Section 8.    First Meetings......................................................   5
       Section 9.    Regular Meetings....................................................   5
       Section 10.   Special Meetings....................................................   5
       Section 11.   Quorum..............................................................   5
       Section 12.   Action Without Meeting; Telephone Meetings..........................   6
       Section 13.   Chairman of the Board...............................................   6
       Section 14.   Compensation........................................................   6
ARTICLE IV. -- COMMITTEES................................................................
       Section 1.    Designation.........................................................   6
       Section 2.    Number; Qualification; Term.........................................   6
       Section 3.    Authority...........................................................   6
       Section 4.    Committee Changes; Removal..........................................   6
       Section 5.    Alternate Members of Committees.....................................   6
       Section 6.    Regular Meetings....................................................   6
       Section 7.    Special Meetings....................................................   7
       Section 8.    Quorum; Majority Vote...............................................   7
       Section 9.    Minutes.............................................................   7
       Section 10.   Compensation........................................................   7
       Section 11.   Responsibility......................................................   7
ARTICLE V. -- NOTICES....................................................................   7
       Section 1.    Method..............................................................   7

                                                                                          PAGE
                                                                                          ----
       Section 2.    Waiver..............................................................   7
       Section 3.    Exception to Notice Requirement.....................................   7
ARTICLE VI. -- OFFICERS..................................................................   8
       Section 1.    Officers............................................................   8
       Section 2.    Election............................................................   8
       Section 3.    Compensation........................................................   8
       Section 4.    Removal and Vacancies...............................................   8
       Section 5.    President...........................................................   8
       Section 6.    Vice Presidents.....................................................   8
       Section 7.    Secretary...........................................................   8
       Section 8.    Assistant Secretaries...............................................   9
       Section 9.    Treasurer...........................................................   9
       Section 10.   Assistant Treasurers................................................   9
ARTICLE VII. -- CERTIFICATES REPRESENTING SHARES.........................................   9
       Section 1.    Certificates........................................................   9
       Section 2.    Legends.............................................................   9
       Section 3.    Lost Certificates...................................................   9
       Section 4.    Transfer of Shares..................................................   9
       Section 5.    Registered Stockholders.............................................  10
ARTICLE VIII. -- GENERAL PROVISIONS......................................................  10
       Section 1.    Dividends...........................................................  10
       Section 2.    Reserves............................................................  10
       Section 3.    Checks..............................................................  10
       Section 4.    Fiscal Year.........................................................  10
       Section 5.    Seal................................................................  10
       Section 6.    Indemnification.....................................................  10
       Section 7.    Transactions with Directors and Officers............................  10
       Section 8.    Amendments..........................................................  10
       Section 9.    Table of Contents; Headings.........................................  11

                                     BYLAWS
                                       OF
                                  TRACOR, INC.
                              (THE "CORPORATION")

                                   ARTICLE I.

                                    OFFICES

     Section 1. Registered Office. The registered office of the Corporation shall be at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801 c/o The Corporation Trust Company.

     Section 2. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

                                  ARTICLE II.

                            MEETINGS OF STOCKHOLDERS

     Section 1. Place of Meetings. Meetings of stockholders for all purposes may be held at such time and place, either within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     Section 2. Annual Meeting. An annual meeting of stockholders of the Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. At such meeting, the stockholders shall elect directors and transact such other business as may properly be brought before the meeting.

     Section 3. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, the Certificate of Incorporation or these Bylaws, may be called by the President, the Board of Directors, or the holders of not less than twenty-five percent (25%) of all shares entitled to vote at the meetings. Business transacted at all special meetings shall be confined to the purposes stated in the notice of the meeting.

     Section 4. Notice. Written or printed notice stating the place, date, and hour of each meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Board of Directors, or stockholders calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

     Section 5. Voting List. At least ten (10) days before each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation's stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the Board of Directors, shall prepare a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held. Such list shall also be produced and kept at the time and place of the meeting at all times during such meeting and may be inspected by any stockholder who is present.

     Section 6. Quorum. The holders of a majority of the outstanding shares entitled to vote on a matter, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy, or, if no stockholder entitled to vote is present, any officer of the Corporation, may adjourn the meeting from time to time until a quorum shall be present. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

     Section 7. Required Vote; Withdrawal Of Quorum. When a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before the meeting, unless the question is one on which, by express provision of statute, the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of the question. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     Section 8. Method of Voting; Proxies.

          (a) Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are limited, denied, increased or decreased by the Certificate of Incorporation.

          (b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Each proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting.

          (c) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to subsection
     (b) of this section, the following shall constitute a valid means by which a stockholder may grant such authority:

             (i) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by the stockholder or by an authorized officer, director, employee or agent of the stockholder signing such writing or causing such stockholder's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

             (ii) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are

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        valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

          (d) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to subsection
     (c) of this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

          (e) A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

     Section 9. Record Date.

          (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

          (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by statute or these Bylaws, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Such delivery shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by statute or these Bylaws, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

          (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such payment, exercise, or other action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

     Section 10. Action Without Meeting.

          (a) Any action required or permitted to be taken at a meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock

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

     having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such consent or consents shall be delivered to the Corporation at its registered office in Delaware, at its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of stockholders' meetings are recorded. Such delivery shall be by hand or by certified or registered mail, return receipt requested.

          (b) Every written consent shall bear the date of signature of each stockholder who signs the written consent, and no consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this section to the Corporation, written consents signed by a sufficient number of stockholders to take action are delivered to the Corporation in the manner required by this section.

          (c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given by the Corporation to those Stockholders who have not consented to the action in writing.

     Section 11. Inspectors of Elections. The Board of Directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

                                  ARTICLE III.

                                   DIRECTORS

     Section 1. Management. The business and affairs of the Corporation shall be managed by its Board of Directors, who may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by the stockholders. The Board of Directors shall keep regular minutes of its proceedings.

     Section 2. Number; Election.

          (a) The Board of Directors shall consist of one (1) or more directors who need not be stockholders or residents of the State of Delaware. The number of directors which shall constitute the whole Board of Directors may be increased or reduced as provided in Section 3 immediately following. A written ballot will not be required for the election of directors.

          (b) The Board of Directors shall be divided into three classes, each class to consist as nearly as possible of one-third of the directors. The term of office of one class of directors shall expire each year. The initial term of office of the Class I directors shall expire at the 1997 annual meeting of stockholders. The initial term of office of the Class II directors shall expire at the 1998 annual meeting of stockholders. The initial term of office of the Class III directors shall expire at the 1999 annual meeting of stockholders. Commencing with the 1997 annual meeting of stockholders, the directors of the class elected at each annual meeting of stockholders shall hold office for a term of three years. The directors for the class of directors whose term is expiring at such annual meeting shall be elected at the annual meeting

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

     of the stockholders, except as hereinafter provided, and each director elected shall hold office until his successor is elected and qualified or until his earlier resignation or removal.

          (c) Effective upon the issuance of shares of common stock of the Corporation pursuant to the terms of that certain Acquisition Agreement, dated as of March 9, 1996, as amended, by and among the Corporation and Westmark Systems, Inc. (the "Acquisition Agreement"), the Board of Directors shall be automatically increased by one director, who shall be a Class III director. Pursuant to the terms of the Acquisition Agreement, the Board of Directors shall appoint Elvis L. Mason to the additional directorship. Such directorship shall automatically terminate at the 1999 meeting of stockholders, and the number of directors shall be automatically decreased by one.

     Section 3. Change in Number. The number of directors may be increased or decreased from time to time by resolution of the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director.

     Section 4. Removal. Any director may be removed in accordance with Delaware law at any annual or special meeting of stockholders, only by the affirmative vote of the holders of a majority of the shares represented in person or by proxy at such meeting and entitled to vote for the election of such director, if notice of the intention to act upon such matters shall have been given in the notice calling such meeting.

     Section 5. Vacancies and Newly Created Directorships. Vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the first annual meeting of stockholders held after his election at which the term of office of his class expires and until his successor is elected and qualified or until his earlier resignation or removal. If at any time there are no directors in office, an election of directors may be held in the manner provided by statute. Except as otherwise provided in these Bylaws, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these Bylaws with respect to the filling of other vacancies.

     Section 6. Election of Directors; Cumulative Voting Prohibited. At every election of directors, each stockholder shall have the right to vote in person or by proxy the number of voting shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote. Cumulative voting shall be prohibited.

     Section 7. Place of Meetings. The directors of the Corporation may hold their meetings, both regular and special, either within or without the State of Delaware.

     Section 8. First Meetings. The first meeting of each newly elected Board shall be held without further notice immediately following the annual meeting of stockholders, and at the same place, unless by unanimous consent of the directors then elected and serving, such time or place shall be changed.

     Section 9. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors.

     Section 10. Special Meetings. Special meetings of the Board of Directors may be called by the President on twenty-four (24) hours notice to each director, if by telecopy, electronic facsimile or hand delivery, or on three (3) days' notice if by mail or by telegram. Special meetings may be called in like manner and on like notice on the written request of any one of the directors. Except as may be otherwise expressly provided by statute, the Certificate of Incorporation or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in a notice or waiver of notice.

     Section 11. Quorum. At all meetings of the Board of Directors, the presence of a majority of the directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, or the Certificate of Incorporation or

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

these Bylaws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     Section 12. Action Without Meeting; Telephone Meetings. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote at a meeting. Subject to applicable notice provisions and unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute presence in person at such meeting, except where a person's participation is for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

     Section 13. Chairman of the Board. The Board of Directors may elect a Chairman of the Board to preside at their meetings and to perform such other duties as the Board of Directors may from time to time assign to him.

     Section 14. Compensation. Directors, as such, shall not receive any stated salary for their services, but, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors; provided, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

                                  ARTICLE IV.

                                   COMMITTEES

     Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees.

     Section 2. Number; Qualification; Term. Each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire Board of Directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire Board of Directors. Each committee member shall serve as such until the earliest of (i) the expiration of his term as director, (ii) his resignation as a committee member or as a director, or (iii) his removal as a committee member or as a director.

     Section 3. Authority. Each committee, to the extent expressly provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all of the authority of the Board of Directors in the management of the business and affairs of the Corporation except to the extent expressly restricted by statute, the Certificate of Incorporation or these Bylaws.

     Section 4. Committee Changes; Removal. The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee. The Board of Directors may remove any committee member, at any time, with or without cause.

     Section 5. Alternate Members of Committees. The Board of Directors may designate one or more directors as alternate members of any committee. Any such alternate member may replace any absent or disqualified member at any meeting of the committee.

     Section 6. Regular Meetings. Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

     Section 7. Special Meetings. Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least (i) twenty-four (24) hours before such special meeting if notice is given by telecopy, electronic facsimile or hand delivery or (ii) at least three days before such special meeting if notice is given by mail or by telegram. Neither the business to be transacted at, nor the purpose of, any special meeting of any committee need be specified in the notice or waiver of notice of any special meeting.

     Section 8. Quorum; Majority Vote. At meetings of any committee, a majority of the number of members designated by the Board of Directors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting of any committee, a majority of the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the members present at any meeting at which a quorum is in attendance shall be the act of a committee, unless the act of a greater number is required by law, the Certificate of Incorporation or these Bylaws.

     Section 9. Minutes. Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the Board of Directors upon the request of the Board of Directors. The minutes of the proceedings of each committee shall be delivered to the Secretary of the Corporation for placement in the minute books of the Corporation.


     Section 10. Compensation. Committee members may, by resolution of the Board of Directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meetings.


     Section 11. Responsibility. The designation of any committee and the delegation of authority to it shall not operate to relieve the Board of Directors or any director of any responsibility imposed upon it or such director by law.

                                   ARTICLE V.

                                    NOTICES

     Section 1. Method. Whenever by statute, the Certificate of Incorporation, or these Bylaws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required, and any such notice may be given
(a) in writing, by mail, postage prepaid, addressed to such committee member, director, or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation, or (b) by any other method permitted by law (including but not limited to overnight courier service, telegram, telex, or telefax). Any notice required or permitted to be given by mail shall be deemed to be given when deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram, telex, or telefax shall be deemed to be delivered and given at the time transmitted with all charges prepaid and addressed as aforesaid.

     Section 2. Waiver. Whenever any notice is required to be given to any stockholder, director, or committee member of the Corporation by statute, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

     Section 3. Exception to Notice Requirement. The giving of any notice required under any provision of the General Corporation Law of Delaware, the Certificate of Incorporation or these Bylaws shall not be required to be given to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices

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

of meetings or of the taking of action by written consent without a meeting to such stockholder during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable. If any such stockholder shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such stockholder shall be reinstated.

                                  ARTICLE VI.

                                    OFFICERS

     Section 1. Officers. The officers of the Corporation shall be elected by the directors and shall be a President, a Vice President, a Secretary, and a Treasurer. The Board of Directors may also choose a Chairman of the Board, additional Vice Presidents and one or more Assistant Secretaries and Assistant Treasurers. Any two or more offices may be held by the same person, except that no person shall be both the President and the Secretary.

     Section 2. Election. The Board of Directors at its first meeting after each annual meeting of stockholders shall elect the officers of the Corporation, none of whom need be a member of the Board, a stockholder or a resident of the State of Delaware. The Board of Directors may appoint such other officers and agents as it shall deem necessary, who shall be appointed for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

     Section 3. Compensation. The compensation of all officers and agents of the Corporation shall be fixed by the Board of Directors.

     Section 4. Removal and Vacancies. Each officer of the Corporation shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Any officer or agent elected or appointed by the Board of Directors may be removed either for or without cause by a majority of the directors represented at a meeting of the Board of Directors at which a quorum is represented, whenever in the judgment of the Board of Directors the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

     Section 5. President. The President shall be the chief executive officer of the Corporation. He shall preside at all meetings of the stockholders and the Board of Directors unless the Board of Directors shall elect a Chairman of the Board, in which event the President shall preside at Board meetings in the absence of the Chairman of the Board. The President shall have general and active management of the business and affairs of the Corporation, shall see that all orders and resolutions of the Board are carried into effect, and shall perform such other duties as the Board of Directors shall prescribe.

     Section 6. Vice Presidents. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there is more than one Vice President, the vice presidents in the order designated by the Board, or in the absence of any designation, then in the order of their election or appointment) shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all of the restrictions upon the President. Each Vice President shall have only such powers and perform only such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him.

     Section 7. Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for any committee when required. Except as otherwise provided herein, the Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. He shall keep in safe custody the seal of the Corporation and, when authorized by the Board of Directors, affix the same to any instrument requiring it, and, when so affixed, it shall be attested by his signature or by the signature of the Treasurer or an Assistant Secretary.

     Section 8. Assistant Secretaries. Each Assistant Secretary shall have only such powers and perform only such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

     Section 9. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements of the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation, and shall perform such other duties as the Board of Directors may prescribe. If required by the Board of Directors, he shall give the Corporation a bond in such form, in such sum, and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his possession or under his control belonging to the Corporation.

     Section 10. Assistant Treasurers. Each Assistant Treasurer shall have only such powers and perform only such duties as the Board of Directors may from time to time prescribe.

                                  ARTICLE VII.

                        CERTIFICATES REPRESENTING SHARES

     Section 1. Certificates. The shares of the Corporation shall be represented by certificates in such form as shall be determined by the Board of Directors. Such certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall state on the face thereof the holder's name, the number and class of shares, and the par value of such shares or a statement that such shares are without par value. Each certificate shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary and may be sealed with the seal of the Corporation or a facsimile thereof. Any or all of the signatures on a certificate may be facsimile.

     Section 2. Legends. The Board of Directors shall have the power and authority to provide that certificates representing shares of stock shall bear such legends as the Board of Directors shall authorize, including, without limitation, such legends as the Board of Directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

     Section 3. Lost Certificates. The Corporation may issue a new certificate representing shares in place of any certificate theretofore issued by the Corporation, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. The Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall specify and/or to give the Corporation a bond in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

     Section 4. Transfer of Shares. Shares of stock shall be transferable only on the books of the Corporation by the holder thereof in person or by his duly authorized attorney. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation or the transfer agent of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section 5. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof for any and all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                 ARTICLE VIII.

                               GENERAL PROVISIONS

     Section 1. Dividends. The directors, subject to any restrictions contained in the Certificate of Incorporation, may declare dividends upon the shares of the Corporation's capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation, subject to the provisions of the General Corporation Law of Delaware and the Certificate of Incorporation.

     Section 2. Reserves. By resolution of the Board of Directors, the directors may set apart out of any of the funds of the Corporation such reserve or reserves as the directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purposes as the directors shall think beneficial to the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

     Section 3. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 4. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

     Section 5. Seal. The corporate seal shall have inscribed thereon the name of the Corporation. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

     Section 6. Indemnification. The Corporation shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware and the Certificate of Incorporation.

     Section 7. Transactions with Directors and Officers. No contract or other transaction between the Corporation and any other corporation and no other act of the Corporation shall, in the absence of fraud, be invalidated or in any way affected by the fact that any of the directors of the Corporation are pecuniarily or otherwise interested in such contract, transaction or other act, or are directors or officers of such other corporation. Any director of the Corporation, individually, or any firm or corporation of which any such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation; provided, however, that the fact that the director, individually, or the firm or corporation is so interested shall be disclosed or shall have been known to the Board of Directors or a majority of such members thereof as shall be present at any annual meeting or at any special meeting, called for that purpose, of the Board of Directors at which action upon any contract or transaction shall be taken. Any director of the Corporation who is so interested may be counted in determining the existence of a quorum at any such annual or special meeting of the Board of Directors which authorizes such contract or transaction, and may vote thereat to authorize such contract or transaction with like force and effect as if he were not such director or officer of such other corporation or not so interested. Every director of the Corporation is hereby relieved from any disability which might otherwise prevent him from carrying out transactions with or contracting with the Corporation for the benefit of himself or any firm, corporation, trust or organization in which or with which he may be in anywise interested or connected.

     Section 8. Amendments. These Bylaws may be altered, amended, or repealed or new bylaws may be adopted by the stockholders or by the Board of Directors at any regular meeting of the stockholders or the Board of Directors, at any special meeting of the stockholders or the Board of Directors if notice of such alteration, amendment, repeal, or adoption of new bylaws be contained in the notice of such special meeting, or by written consent of the Board of Directors or the stockholders without a meeting; provided, however, that no amendment to this Article VIII, Section 8, or to paragraphs (b) or (c) of
Article III, Section 2 of these Bylaws shall be effective without the affirmative vote of holders representing 80% of the outstanding Common Stock.

     Section 9. Table of Contents; Headings. The Table of Contents and headings used in these Bylaws have been inserted for convenience only and do not constitute matters to be construed in interpretation.

                            CERTIFICATE BY SECRETARY

     The undersigned, being the secretary of the Corporation, hereby certifies that the foregoing Amended and Restated Bylaws were duly adopted by the
stockholders of the Corporation effective on               , 1996.

     IN WITNESS WHEREOF, I have signed this certification as of the      day of
              , 1996.

                                          --------------------------------------
                                          Russell E. Painton, Secretary

                                   APPENDIX H

            ARTICLES 5.11-5.13 OF THE TEXAS BUSINESS CORPORATION ACT

                         TEXAS BUSINESS CORPORATION ACT

ART 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

     A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

          (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation requiring the special authorization of the shareholders as provided by this Act;

          (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if (1) the shares held by the shareholder are part of a class shares of which are listed on a national securities exchange, or are held of record by not less than 2,000 holders, on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, and
(2) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for his shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares of which are (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, or (ii) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received.

ART. 5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

     A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article
5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                   APPENDIX I

   AMENDED AND RESTATED 1995 STOCK PLAN FOR EMPLOYEES OF TRACOR, INC. AND ITS
                                  SUBSIDIARIES

                              AMENDED AND RESTATED
                        1995 STOCK PLAN FOR EMPLOYEES OF
                         TRACOR, INC. AND SUBSIDIARIES

     1. Purpose. Tracor, Inc. (the "Corporation" or "Company") desires to attract and retain employees of outstanding talent. The Stock Plan for Employees of Tracor, Inc. and Subsidiaries (the "Plan") affords eligible employees the opportunity to acquire proprietary interests in the Corporation and thereby encourages their highest levels of performance.

     2. Scope and Duration.

          a. Awards under the Plan may be granted in the following forms:

             (1) incentive stock options ("incentive stock options"), as provided in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options ("non-qualified options") (the term "options" includes incentive stock options and non-qualified options);

             (2) shares of Common Stock of the Corporation (the "Common Stock") which are restricted as provided in paragraph 10. ("restricted shares"); or

             (3) rights to acquire shares of Common Stock which are restricted as provided in paragraph 10. ("units" or "restricted units").

             Options may be accompanied by stock appreciation rights ("rights").

          b. The maximum aggregate number of shares of Common Stock as to which awards of options, restricted shares, units, or rights may be made from time to time under the Plan is 1,000,000 shares. Shares issued pursuant to this Plan may be in whole or in part, as the Board of Directors of the Corporation (the "Board of Directors") shall from time to time determine, authorized but unissued shares or issued shares reacquired by the Corporation. If for any reason any shares as to which an option has been granted cease to be subject to purchase thereunder or any restricted shares or restricted units are forfeited to the Corporation, or to the extent that any awards under the Plan denominated in shares or units are paid or settled in cash or are surrendered upon the exercise of an option, then (unless the Plan shall have been terminated) such shares or units, and any shares surrendered to the Corporation upon such exercise, shall become available for subsequent awards under the Plan; provided, however, that shares surrendered by the Corporation upon the exercise of an incentive stock option and shares subject to an incentive stock option surrendered upon the exercise of a right shall not be available for subsequent award of additional stock options under the Plan.

          c. No incentive stock option shall be granted hereunder after April 25, 2005.

     3. Administration.

          a. The Plan shall be administered by the Compensation Committee or any successor thereto of the Board of Directors of the Corporation or by such other committee (the "Committee") as determined by the Board. The Committee shall consist of not less than two members of the Board of Directors each of whom shall qualify as a "disinterested person" to administer the Plan as contemplated by Rule 16b-3, as amended, or other applicable rules under
     Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          b. The Committee shall have plenary authority in its sole discretion, subject to and not inconsistent with the express provisions of this Plan:

             (1) to grant options, to determine the purchase price of the Common Stock covered by each option, the term of each option, the employees to whom, and the time or times at which, options shall be granted and the number of shares to be covered by each option;

             (2) to designate options as incentive stock options or non-qualified options and to determine which options shall be accompanied by rights;

             (3) to grant rights and to determine the purchase price of the Common Stock covered by each right or related option, the term of each right or related option, the Employees (as defined herein) to whom, and the time or times at which, rights or related options shall be granted and the number of shares to be covered by each right or related option;

             (4) to grant restricted shares and restricted units and to determine the term of the Restricted Period (as defined in paragraph 10.) and other conditions applicable to such shares or units, the Employees to whom, and the time or times at which, restricted shares or restricted units shall be granted and the number of shares or units to be covered by each grant;

             (5) to interpret the Plan;

             (6) to prescribe, amend and rescind rules and regulations relating to the Plan;

             (7) to determine the terms and provisions of the option and rights agreements (which need not be identical) and the restricted share and restricted unit agreements (which need not be identical) entered into in connection with awards under the Plan;

             and to make all other determinations deemed necessary or advisable for the administration of the Plan.

             Without limiting the foregoing, the Committee shall have plenary authority in its sole discretion, subject to, and not inconsistent with, the express provisions of the Plan, to:

             (1) select Tracor Officers and Employees for participation in the Plan,

             (2) determine the timing, price, and amount of any grant or award under the Plan to any Employee, and

           (3) either

          (a) determine the form in which payment of any right granted or awarded under the Plan will be made (i.e., cash, securities, or any combination thereof), or

          (b) approve the election of the Employee to receive cash in whole or in part in settlement of any right granted or awarded under the Plan.

             As used herein, the term "Tracor Officer" shall mean an officer (other than an assistant officer) of the Corporation or one of its principal subsidiaries, and any other person who may from time to time be designated an executive officer of the Corporation by its Board of Directors. "Employee" shall mean an employee of the Corporation or one of its principal subsidiaries. The term "subsidiary" means any corporation one hundred percent (100%) of the common stock of which is owned, directly or indirectly, by the Corporation.

          c. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan; provided, that the Committee may not delegate any duties to a member of the Board of Directors who, if elected to serve on the Committee, would not qualify as a "disinterested person" to administer the Plan as contemplated by Rule 16b-3, as amended, or other applicable rules under the Exchange Act. The Committee may employ attorneys, consultants, accountants, or other persons and the Committee, the Corporation, and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon all Employees who have received awards, the Corporation and all other interested persons. No member or agent of the Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan or awards made thereunder, and all members and agents of the Committee shall be fully protected by the Corporation in respect of any such action, determination, or interpretation.

     4. Eligibility; Factors to be Considered in Making Awards.

          a. Only Employees and Outside Directors may receive awards under the Plan. An Outside Director is any director of the Company who is not an Employee or Officer of the Company or any subsidiary. Outside Directors may only receive awards under the provisions of paragraph 4.e.-4.g.

          b. In determining the Employees to whom awards shall be granted and the number of shares or units to be covered by each award, the Committee shall take into account the nature of the Employee's duties, his or her present and potential contributions to the success of the Corporation and such other factors as it shall deem relevant in connection with accomplishing the purposes of the Plan.

          c. Awards may be granted singly, in combination, or in tandem and may be made in combination or in tandem with or in replacement of, or as alternatives to, awards or grants under any other employee plan maintained by the Corporation or its subsidiaries. An award made in the form of an option, a unit or a right may provide, in the discretion of the committee, for

             (1) the crediting to the account of, or the current payment to, each Employee who has such an award of an amount equal to the cash dividends and stock dividends paid by the Corporation upon one share of Common Stock for each restricted unit, or share of Common Stock subject to an option or right, included in such award ("Dividend Equivalents"), or

             (2) the deemed reinvestment of such Dividend Equivalents and stock dividends in shares of Common Stock, which deemed reinvestment shall be deemed to be made in accordance with the provisions of paragraph 10. and credited to the Employee's account ("Additional Deemed Shares").

             Such Additional Deemed Shares shall be subject to the same restrictions (including but not limited to provisions regarding forfeitures) applicable with respect to the option, unit, or right with respect to which such credit is made. Dividend Equivalents not deemed reinvested as stock dividends shall not be subject to forfeiture, and may bear amounts equivalent to interest or cash dividends as the Committee may determine. An Employee who has been granted incentive stock options under the Plan may be granted an additional award or awards, subject to such limitations as may be imposed by the Code with respect to incentive stock options.

          d. The Committee, in its sole discretion, may grant to an Employee who has been granted an award under the Plan or any other employee plan maintained by the Corporation, one of its subsidiaries, or any successor thereto, in exchange for the surrender and cancellation of such award, a new award in the same or a different form and containing such terms, including, without limitation, a price which is different (either higher or lower) than any price provided in the award so surrendered and cancelled, as the Committee may deem appropriate.

          e. Effective April 24, 1996, each Outside Director shall receive a grant of one thousand (1,000) restricted shares of the Common Stock of the Company and options to purchase two thousand (2,000) shares of the Company. Thereafter, on January 1st of each and every year, each Outside Director then serving as a Director shall receive a grant of one thousand (1,000) restricted shares of the Common Stock of the Company ("Director Grants") and options to purchase two thousand (2,000) shares of the Common Stock of the Company ("Director Options"). All awards of Director Grants and Director Options are made pursuant to the procedures and conditions set forth in paragraph 10b.(1) of this Plan.

          f. The Restricted Period (as defined) in Paragraph 10a., shall be deemed to be six (6) months from the date of the Director Grant. The Director Options will not be exercisable for a period of not less than six
     (6) months from the date of the award. All other terms and conditions for the award of Restricted Shares and Director Options set forth herein shall apply to Director Grants or Director Options. As necessary to carry out the intent of this provision, and when required to give meaning to the specific term or conditions when applied to Director Grants or Director Options, the terms Employee and Tracor Officer, when used in this Plan, shall be deemed to also include the term Outside Director.

          g. All Grants or Options shall be issued subject to the availability of the necessary number of shares of stock being authorized and available under the Plan at the time of Grant or Option.

     5. Option Price.

          a. The purchase price of the Common Stock covered by each option shall be determined by the Committee; provided, however, that in the case of incentive stock options, the purchase price shall not be less than 100% of the fair market value of the Common Stock on the date the option is granted. Fair market value shall mean

             (1) if the Common Stock is duly listed on the National Association of Securities Dealers Automatic Quotation System ("NASDAQ"), the closing price of the Common Stock for the date on which the option is granted, or, if there are no sales on such date, on the next preceding day on which there were sales, or

             (2) if the Common Stock is not duly listed on NASDAQ, the fair market value of the Common Stock for the date on which the option is granted, as determined by the Committee in good faith. Such price shall be subject to adjustment as provided in paragraph 13.

             The price so determined shall also be applicable in connection with the exercise of any related right.

          b. The purchase price of the shares as to which an option is exercised shall be paid in full at the time of exercise; payment may be made in cash, which may be paid by check or other instrument acceptable to the Corporation, in shares of the Common Stock, valued at the closing price of the Common Stock as reported on NASDAQ for the date of exercise, or if there were no sales on such date, on the next preceding day on which there were sales (or, if the Common Stock is not duly listed on NASDAQ, the fair market value of the Common Stock on the date of exercise, as determined by the Committee in good faith), or, if permitted by the Committee and subject to such terms and conditions as it may determine, by surrender of outstanding awards under the Plan. In addition, the Employee shall pay any amount necessary to satisfy applicable federal, state, or local tax requirements promptly upon notification of the amount due. The Committee may permit such amount to be paid in shares of Common Stock previously owned by the Employee, or a portion of the shares of Common Stock that otherwise would be distributed to such Employee upon exercise of the option, or a combination of cash and shares of such Common Stock.

     6. Term of Options. The term of each incentive stock option granted under the Plan shall be such period of time as the Committee shall determine, but not more than ten years from the date of grant, subject to earlier termination as provided in paragraphs 11. and 12. The term of each non-qualified stock option granted under the Plan shall be such period of time as the Committee shall determine, subject to earlier termination as provided in paragraphs 11. and 12.

     7. Exercise of Options.

          a. Each option shall become exercisable, in whole or in part, as the Committee shall determine, provided, however, that the Committee may also, in its discretion, accelerate the exercisability of any option in whole or in part at any time.

          b. Subject to the provisions of the Plan and unless otherwise provided in the option agreement, an option granted under the Plan shall become exercisable in full at the earliest of the Employee's death, Eligible Retirement (as defined below), Total Disability, or a Change in Control (as defined in paragraph 12.). For purposes of this Plan, the term "Eligible Retirement" shall mean the date upon which an Employee, having attained an age of not less than sixty-two, terminates his employment with the Corporation or a subsidiary, provided that such Employee has been employed by the Corporation, or one of its subsidiaries, or a combination thereof for a period of not less than five (5) years prior to such termination.

          c. An option may be exercised, at any time or from time to time (subject, in the case of an incentive stock option, to such restrictions as may be imposed by the Code), as to any or all full shares as to which the option has become exercisable, provided, however, that an option may not be exercised at any one time as to less than 100 shares for less than the number of shares as to which the option is then exercisable, if that number is less than 100 shares).

          d. Subject to the provisions of paragraphs 11. and 12., in the case of incentive stock options, no option may be exercised at any time unless the holder thereof is then an Employee of the Corporation or one of its subsidiaries. For purposes of this subparagraph 7.d., the term "subsidiary" shall include, as under Example (3) of Treasury Regulations Section 1.421-7(h) (3) and (4), any corporation which is a subsidiary of the Corporation during the entire portion of the requisite period of employment during which it is the employer of the holder.

          e. Upon the exercise of an option or portion thereof in accordance with the Plan, the option agreement and such rules and regulations as may be established by the Committee, the holder thereof shall have the rights of a shareholder with respect to the shares issued as a result of such exercise.

     8. Award and Exercise of Rights.

          a. A right may be awarded by the Committee in connection with any option granted under the Plan, either at the time the option is granted or thereafter at any time prior to the exercise, termination or expiration of the option ("tandem right"), or separately ("freestanding right"). Each tandem right shall be subject to the same terms and conditions as the related option and shall be exercisable only to the extent the option is exercisable. No right shall be exercisable for cash by a Tracor Officer within six months from the date the right is awarded (and then, as to a tandem right, only to the extent the related option is exercisable) or, if the exercise price of the right is not fixed on the date of the award, within six months from the date when the exercise price is so fixed, and in any case only when the Tracor Officer's election to receive cash in full or partial satisfaction of the right, as well as the Tracor Officer's exercise of the right for cash, is made during a Quarterly Window Period (as defined below); provided, that a right may be exercised by a Tracor Officer for cash outside a Quarterly Window Period if the date of exercise is automatic or has been fixed in advance under the Plan and is outside the Tracor Officer's control. The term "Quarterly Window Period" shall mean the period beginning on the third business day following the date of release of each of the Corporation's quarterly and annual summary statements of sales and earnings and ending on the twelfth business day following such release; and the date of any such release shall be deemed to be the date it either:

             (1) appears on a wire service,

             (2) appears on a financial news service,

             (3) appears in a newspaper of general circulation, or

             (4) is otherwise made publicly available, for example, by press releases to a wire service, financial news service, or newspapers or general circulation.

          b. A right shall entitle the Employee upon exercise in accordance with its terms (subject, in the case of a tandem right, to the surrender unexercised of the related option or any portion or portions thereof which the Employee from time to time determines to surrender for this purpose) to receive, subject to the provisions of the Plan and such rules and regulations as from time to time may be established by the Committee, a payment having an aggregate value equal to the product of

             (1) the excess of

                (a) the fair market value on the exercise date of one share of Common Stock over

                (b) the exercise price per share, in the case of a tandem right, or the price per share specified in the terms of the right, in the case of a freestanding right, multiplied by

             (2) the number of shares with respect to which the right shall have been exercised.

             The payment may be made in the form of all cash, all shares of Common Stock, or a combination thereof, as elected by the Employee, subject (where the Employee is a Tracor Officer) to paragraph 8.a. hereof.

          c. The exercise price per share specified in a right shall be as determined by the Committee, provided that, in the case of a tandem right accompanying an incentive stock option, the exercise price shall be not less than fair market value of the Common Stock subject to such option on the date of grant.

          d. If upon the exercise of a right the Employee is to receive a portion of the payment in shares of Common Stock, the number of shares shall be determined by dividing such portion by the fair market value of a share on the exercise date. The number of shares received may not exceed the number of shares covered by any option or portion thereof surrendered. Cash will be paid in lieu of any fractional share.

          e. No payment will be required from an Employee upon exercise of a right, except that any amount necessary to satisfy applicable federal, state, or local tax requirements shall be withheld or paid promptly by the Employee upon notification of the amount due and prior to or concurrently with delivery of cash or a certificate representing shares. The Committee may permit such amount to be paid in shares of Common Stock previously owned by the Employee, or a portion of the shares of Common Stock that otherwise would be distributed to such Employee upon exercise of the right, or a combination of cash and shares of such Common Stock.

          f. The fair market value of a share shall mean the closing price of the Common Stock as reported on NASDAQ for the date of exercise, or if there are no sales on such date, on the next preceding day on which there were sales; provided, however, that in the case of rights that relate to an incentive stock option, the Committee may prescribe, by rules of general application, such other measure of fair market value as the Committee may in its discretion determine but not in excess of the maximum amount that would be permissible under Section 422 of the Code without disqualifying such option under Section 422.

          g. Upon exercise of a tandem right, the number of shares subject to exercise under the related option shall automatically be reduced by the number of shares represented by the option or portion thereof surrendered.

          h. A right related to an incentive stock option may only be exercised if the fair market value of a share of Common Stock on the exercise date exceeds the option price.

     9. Non-Transferability of Options, Rights, and Units; Holding Periods for Tracor Officers.

          a. Options, rights, and units granted under the Plan shall not be transferable by the grantee thereof otherwise than by will or the laws of descent and distribution; provided, however, that

             (1) the designation of a beneficiary by an Employee shall not constitute a transfer, and

             (2) options and rights may be exercised during the lifetime of the Employee only by the Employee or, unless such exercise would disqualify an option as an incentive stock option, by the Employee's guardian or legal representative.

          b. Notwithstanding anything contained in this Plan to the contrary,

             (1) any shares of Common Stock awarded hereunder to a Tracor Officer may not be transferred or disposed of for at least six months from the date of award thereof,

             (2) any option, right, or unit awarded hereunder to a Tracor Officer, or the shares of Common Stock into which any such option, right or unit is exercised or converted, may not be transferred or disposed of for at least six months following the date of acquisition by the Tracor Officer of such option, right, or unit, and

             (3) the Committee shall take no action whose effect would cause a Tracor Officer to be in violation of clause (1) or (2) above.

     10. Award and Delivery of Restricted Shares or Restricted Units.

          a. At the time an award of restricted shares or restricted units is made, the Committee shall establish a period of time (the "Restricted Period") applicable to such award. Each award of restricted shares or restricted units may have a different Restricted Period. The Committee may, in its sole discretion, at the time an award is made, prescribe conditions for the incremental lapse of restrictions during the Restricted Period and for the lapse or termination of restrictions upon the satisfaction of other conditions in addition to or other than the expiration of the Restricted Period with respect to all or any portion of the restricted shares or restricted units. Subject to paragraph 9. hereof, the Committee may also, in its sole discretion, shorten, or terminate the Restricted Period, or waive any conditions for the lapse or termination of restrictions with respect to all or any portion of the restricted shares or restricted units. Notwithstanding the foregoing but subject to paragraph 9. hereof, all restrictions shall lapse or terminate with respect to all restricted shares or restricted units upon the earliest to occur of an Employee's Eligible Retirement, a Change in Control, death, or Total Disability.

          b. (1) Unless such shares are issued as uncertificated shares pursuant to subparagraph (2)(a) below, a stock certificate representing the number of restricted shares granted to an Employee shall be registered in the Employee's name but shall be held in custody by the Corporation or an agent therefor for the Employee's account. The Employee shall generally have the rights and privileges of a shareholder as to such restricted shares, including the right to vote such restricted shares, except that, subject to the provisions of paragraphs 11. and 12., the following restrictions shall apply:

             (a) the Employee shall not be entitled to delivery of the certificate until the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee;

             (b) none of the restricted shares may be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of during the Restricted Period and until the satisfaction of any other conditions prescribed by the Committee; and

             (c) all of the restricted shares shall be forfeited and all rights of the Employee to such restricted shares shall terminate without further obligation on the part of the Corporation unless the Employee has remained an Employee of the Corporation or any of its subsidiaries until the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee applicable to such restricted shares. At the discretion of the Committee,

                (i) cash and stock dividends with respect to the restricted shares may be either currently paid or withheld by the Corporation for the Employee's account, and interest may be paid on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee or

                (ii) the Committee may require that all cash dividends be applied to the purchase of additional shares of Common Stock, and such purchased shares, together with any stock dividends related to such restricted shares (such purchased shares and stock dividends are hereafter referred to as "Additional Restricted Shares") shall be treated as Additional Shares, subject to forfeiture on the same terms and conditions as the original grant of the restricted shares to the Employee.

          (2) The purchase of any such Additional Restricted Shares shall be made either

             (a) through a dividend reinvestment plan that may be established by the Corporation which satisfies the requirements of Rule 16b-2 under the Exchange Act, in which event the price of such shares so purchased through the reinvestment of dividends shall be as determined in accordance with the provisions of that plan and no stock certificate representing such Additional Restricted Shares shall be in the Employee's name, or

             (b) in accordance with such alternative procedure as is determined by the Committee in which event the price of such purchased shares shall be

                (i) if the Common Stock is duly listed on NASDAQ, the closing price of the Common Stock as reported on NASDAQ for the date on which such purchase is made, or if there were no sales on such date, the next preceding day on which there were sales, or

                (ii) if the Common Stock is not duly listed on NASDAQ, the fair market value of the Common Stock for the date on which such purchase is made, as determined by the Committee in good faith. In the event that the Committee shall not require reinvestment, cash, or stock dividends so withheld by the Committee shall not be subject to forfeiture. Upon the forfeiture of any restricted shares (including any Additional Restricted Shares), such forfeited shares shall be transferred to the Corporation without further action by the Employee. The Employee shall have the same rights and privileges, and be subject to the same restrictions, with respect to any shares received pursuant to paragraph 13.

          c. Upon the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee or at such earlier time as provided for in paragraphs 11. and 12., the restrictions applicable to the restricted shares (including Additional Restricted Shares) shall lapse and a stock certificate for the number of restricted shares (including any Additional Restricted Shares) with respect to which the restrictions have lapsed shall be delivered, free of all such restrictions, except any that may be imposed by law, to the Employee or the Employee's beneficiary or estate, as the case may be. The Corporation shall not be required to deliver any fractional share of Common Stock but will pay, in lieu thereof, the fair market value (determined as of the date the restrictions lapse) of such fractional share to the Employee or the Employee's beneficiary or estate, as the case may be. No payment will be required from the Employee upon the issuance or delivery of any restricted shares, except that any amount necessary to satisfy applicable federal, state, or local tax requirements shall be withheld or paid promptly upon notification of the amount due and prior to or concurrently with the issuance or delivery of a certificate representing such shares. The Committee may permit such amount to be paid in shares of Common Stock previously owned by the Employee, or a portion of the shares of Common Stock that otherwise would be distributed to such Employee upon the lapse of the restrictions applicable to the restricted shares, or a combination of cash and shares of such Common Stock.

          d. In the case of an award of restricted units, no shares of Common Stock shall be issued at the time the award is made, and the Corporation shall not be required to set aside a fund for the payment of any such award.

          e. (1) Upon the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee or at such earlier time as provided in paragraphs 11. and 12., the Corporation shall deliver to the Employee or the Employee's beneficiary or estate, as the case may be, one share of Common Stock for each restricted unit with respect to which the restrictions have lapsed ("vested unit").

             (2) In addition, if the Committee has not required the deemed reinvestment of such Dividend Equivalents pursuant to paragraph 4., at such time the Corporation shall deliver to the Employee cash equal to any Dividend Equivalents or stock dividends credited with respect to each such vested unit and, to the extent determined by the Committee, the interest thereupon. However, if the Committee has required such deemed reinvestment in connection with such restricted unit, in addition to the stock represented by such vested unit, the Corporation shall deliver the number of Additional Deemed Shares credited to the Employee with respect to such vested unit.

             (3) Notwithstanding the foregoing, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only Common Stock for the vested units and related Additional Deemed Shares. If a cash payment is made in lieu of delivering Common Stock, the amount of such cash payment shall be equal to

                (a) if the Common Stock is duly listed on NASDAQ, the closing price of the Common Stock as reported on NASDAQ for the date on which the Restricted Period lapsed with respect to such vested unit and related Additional Deemed Shares (the "Lapse Date") or, if there are no sales on such date, on the next preceding day on which there were sales, or

                (b) if the Common Stock is not duly listed on NASDAQ, the fair market value of the Common Stock for the Lapse Date, as determined by the Committee in good faith.

          f. No payment will be required from the Employee upon the award of any restricted units, the crediting or payment of any Dividend Equivalents or Additional Deemed Shares, or the delivery of Common Stock or the payment of cash in respect of vested units, except that any amount necessary to satisfy applicable federal, state, or local tax requirements shall be withheld or paid promptly upon notification of the amount due. The Committee may permit such amount to be paid in shares of Common Stock previously owned by the Employee, or a portion of the shares of Common Stock that otherwise would be distributed to such Employee in respect of vested units and Additional Deemed Shares, or a combination of cash and shares of such Common Stock.

          g. In addition, the Committee shall have the right, in its absolute discretion, upon the vesting of any restricted shares (including Additional Restricted Shares) and restricted units (including Additional Deemed Shares) to award cash compensation to the Employee for the purpose of aiding the Employee in the payment of any and all federal, state, and local income taxes payable as a result of such vesting, if the performance of the Corporation during the Restricted Period meets such criteria as then or theretofore determined by the Committee.

     11. Termination of Employment. In the event that the employment of an Employee to whom an option or right has been granted under the Plan shall be terminated for any reason other than as set forth in paragraph 12., such option or right may, subject to the provisions of the Plan, be exercised (but only to the extent that the Employee was entitled to do so at the termination of his employment) at any time within three (3) months after such termination, but in no case later than the date on which the option or right terminates.

     Unless otherwise determined by the Committee, if an Employee to whom restricted shares or restricted units have been granted ceases to be an Employee of the Corporation or of a subsidiary, for any reason other than as set forth in paragraph 12., prior to the end of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee, the Employee shall immediately forfeit all restricted shares and restricted units, including all Additional Restricted Shares or Additional Deemed Shares related thereto.

     Any option, right, restricted share or restricted unit agreement, or any rules and regulations relating to the Plan, may contain such provisions as the Committee shall approve with reference to the determination of the date employment terminates and the effect of leaves of absence. Any such rules and regulations with reference to any option agreement shall be consistent with the provisions of the Code and any applicable rules and regulations thereunder. Nothing in the Plan or in any award granted pursuant to the Plan shall confer upon any Employee any right to continue in the employ of the Corporation of any of its subsidiaries or interfere in any way with the right of the Corporation or any such subsidiary to terminate such employment at any time.

     12. Eligible Retirement, Death, or Total Disability of Employee, Change in Control. If any Employee to whom an option, right, restricted share, or restricted unit has been granted under the Plan shall die or suffer a Total Disability while employed by the Corporation or one of its subsidiaries, if an Employee terminates his employment pursuant to an Eligible Retirement, of if a Change in Control should occur, such option or right may be exercised as set forth herein, or such restricted shares or restricted unit shall be deemed to be vested, whether or not the Employee was otherwise entitled at such time to exercise such option or right, or be treated as vested in such share or unit. Subject to the restrictions otherwise set forth in this Plan, such option or right shall be exercisable by the Employee, a legatee or legatees of the Employee under the Employee's last will, or by the Employee's personal representatives or distributees, whichever is applicable, at the earlier of

          a. the date on which the option or right terminates in accordance with the terms of grant, or

          b. any time prior to the expiration of three months after the date of such Employee's Eligible Retirement, his termination due to total disability, or the occurrence of a Change in Control, or, if applicable, within one year of such Employee's death.

          For purposes of this paragraph 12., "Total Disability" is defined as the permanent inability of an Employee, as a result of accident or sickness, to perform any and every duty pertaining to such Employee's occupation or employment for which the Employee is suited by reason of the Employee's previous training, education, and experience.

          A "Change in Control" shall be deemed to have occurred upon:

          a. a business combination, including a merger or consolidation, of the Company and the shareholders of the Company prior to the combination do not continue to own, directly or indirectly, more than fifty-one percent (51%) of the equity of the combined entity;

          b. a sale, transfer, or other disposition in one or more transactions (other than in transactions in the ordinary course of business or in the nature of a financing) of the assets or earning power aggregating more than forty-five percent (45%) of the assets or operating revenues of the Company and its subsidiaries, taken as a whole, to any person or affiliated or associated group of persons (as defined by Rule 12b-2 of the Exchange Act in effect as of the date hereof);

          c.  the liquidation of the Company;

          d. one or more transactions which result in the acquisition by any person or associated or affiliated group of persons (other than the Company, any subsidiary or any employee benefit plan whose beneficiaries are employees of the Company) of the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act, in effect as of the date hereof) of forty percent (40%) or more of the common stock of the Company, or securities representing forty percent (40%) or more of the combined voting power of the voting securities of the Company which affiliated persons owned less than forty percent (40%) prior to such transaction or transactions; or

          e. the election or appointment, within a twelve month period, of any person or affiliated or associated group, or its or their nominees, to the Board of Directors of the Company, such that such persons or nominees, when elected, constitute a majority of the Board of Directors of the Company and whose appointment or election was not approved by a majority of those persons who were directors at the beginning of such period or whose election or appointment was made at the request of an Acquiring Person.

          An "Acquiring Person" is any person who, or which, together with all affiliates or associates of such person, is the beneficial owner of twenty percent (20%) or more of the common stock of the Company then outstanding, except that an Acquiring Person does not include the Company, any wholly owned subsidiary of the Company, or any employee benefit plan of the Company or of a subsidiary of the Company or any person holding common stock of the Company for or pursuant to such plan. For the purpose of determining who is an Acquiring Person, the percentage of the outstanding shares of the Common stock of which a person is a beneficial owner shall be calculated in accordance with Rule 13d-e.

     13. Adjustments Upon Changes in Capitalization, etc. Notwithstanding any other provision of the Plan, the Committee may at any time make or provide for such adjustments to the Plan, to the number and class of shares available thereunder or to any outstanding options, restricted shares, or restricted units as it shall deem appropriate to prevent dilution or enlargement of rights, including adjustments in the event of distributions to holders of Common Stock other than a normal cash dividend, changes in the outstanding Common Stock by reason of stock dividends, split-ups, recapitalizations, mergers, consolidations, combinations, or exchanges of shares, separations, reorganizations, liquidations, and the like. In the event of any offer to holders of Common Stock generally relating to the acquisition of their shares, the Committee may make such adjustment as it deems equitable in respect of outstanding options, rights, and restricted units including in the Committee's discretion revision of outstanding options, rights, and restricted units so that they may be exercisable for or payable in the consideration payable in the acquisition transaction. Any such determination by the Committee shall be conclusive. No adjustment shall be made in the minimum number of shares with respect to which an option may be exercised at any time. Any fractional shares resulting from such adjustments to options, rights, limited rights, or restricted units shall be eliminated.

     14. Effective Date. The Plan as theretofore amended shall become effective as of December 27, 1991, provided that the Plan shall have been approved by Corporation's stockholders in connection with the consummation of the Joint Defense Plans of Reorganization of Tracor Holdings, Inc., et al., Jointly Administered Case No. 91-10572LK in the United States Bankruptcy Court for the Western District of Texas. The Committee may, in its discretion, grant awards under the Plan, the grant, exercise, or payment of which shall be expressly subject to the conditions that, to the extent required at the time of grant, exercise, or payment,

     a. the shares of Common Stock covered by such awards shall be duly listed, upon official notice of issuance, upon NASDAQ, and

     b. if the Corporation deems it necessary or desirable, a Registration Statement under the Securities Act of 1933 with respect to such shares shall be effective.

     15. Termination and Amendment. The Board of Directors of the Corporation may suspend, terminate, modify, or amend the Plan, provided that if any such amendment requires shareholder approval to meet the requirement of the then applicable rules under Section 16(b) of the Exchange Act, such amendment shall be subject to the approval of the Corporation's stockholders. If the Plan is terminated, the terms of the Plan shall, notwithstanding such termination, continue to apply to awards granted prior to such termination. In addition, no suspension, termination, modification, or amendment of the Plan may, without the consent of the Employee to whom an award shall theretofore have been granted, adversely affect the rights of such Employee under such award.

     16. Written Agreements. Each award of options, rights, restricted shares, or restricted units shall be evidenced by a written agreement, executed by the Employee and the Corporation, which shall contain such restrictions, terms and conditions as the Committee may require.

     17. Effect on Other Stock Plans. The adoption of the Plan shall have no effect on awards made, or to be made, pursuant to other stock plans covering Employees of the Corporation, its subsidiaries, or any successors thereto.

                                   APPENDIX J

             PLAN OF COMPLETE LIQUIDATION OF WESTMARK SYSTEMS, INC.

             PLAN OF COMPLETE LIQUIDATION OF WESTMARK SYSTEMS, INC.

     This Plan of Complete Liquidation (the "Plan") is intended to accomplish the complete liquidation of Westmark Systems, Inc., a Texas corporation (the "Company"), and the dissolution of the Company pursuant to Article 6.03 of the Texas Business Corporation Act (the "TBCA") and Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended.

1. APPROVAL AND ADOPTION OF PLAN

     This Plan shall be adopted and become effective when all of the following have occurred:

          (a) The Board of Directors of the Company shall have adopted a resolution or resolutions approving this Plan and shall have directed that the shareholders of the Company vote on this Plan at a meeting called for that purpose or by written consent; and

          (b) The shareholders of the Company shall have adopted this Plan by the affirmative vote of the holders of at least a majority of the outstanding shares of the Company provided, however, that at any time prior to the issuance of a certificate of dissolution by the Secretary of State of Texas, or within 120 days thereafter, the Company may revoke this Plan by (i) the written consent of all of its shareholders or (ii) the act of the Company pursuant to the procedures set forth in Article 6.05A(2) of the TBCA.

2. DISSOLUTION PROCEDURE

     (a) Compliance with Article 6.04 of the TBCA:

          (1) Before filing articles of dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up thereof.

          (2) The Company shall cause written notice by registered or certified mail of its intention to dissolve to be mailed to each known claimant against the Company.

          (3) The Company shall proceed to collect its assets, dispose of such of its properties as are not to be distributed in kind to its shareholders, pay, satisfy, or discharge all its debts, liabilities, and obligations, or make adequate provision for payment, satisfaction, or discharge thereof, and do all other acts required to liquidate its business and affairs in accordance with Article 6.04 of the TBCA.

     (b) Distribution of Assets to Shareholders:

          (1) After paying, satisfying, or discharging all its debts, liabilities, and obligations, or making adequate provision for payment, satisfaction or discharge thereof and establishing the cash reserve fund provided for in Section 2(b)(2) below, the Company shall then distribute the remainder of its properties and assets, in kind in the form received from Tracor, Inc. ("Tracor") in the sale of substantially all of the Company's assets to Tracor pursuant to that certain Acquisition Agreement, dated as of March 9, 1996, between the Company and Tracor, as amended, to the shareholders of the Company according to their respective rights and interests.

          (2) The Company shall retain $150,000 in cash to fund claims, liabilities and expenses of the Company following dissolution in amounts to be approved by the board of directors of the Company with the remainder, if any, to be distributed pro rata to the shareholders of the Company following the three-year wind-up period for a dissolved corporation under
     Article 7.12 of the TBCA.

     (c) Filing Articles of Dissolution

          (1) If this Plan has not been revoked in accordance with Article 6.05A of the TBCA, then when all debts, liabilities, and obligations of the Company have been paid, satisfied, or discharged or adequate provision has been made for payment, satisfaction, or discharge thereof or, if the properties and assets of the Company are not sufficient to pay, satisfy, or discharge all the Company's debts, liabilities, and obligations, then when all properties and assets of the Company have been applied so far as they will go to the just and equitable payment of the Company's debts, liabilities, and obligations or when adequate provision has been made for such application, and the remainder of its properties and assets have been distributed to its shareholders according to their respective rights and interests, articles of dissolution shall be executed by a duly authorized officer of the Company in accordance with
     Article 6.06 of the TBCA.

          (2) The original and a copy of the articles of dissolution shall be delivered to the Secretary of State of Texas, along with a certificate of the Comptroller of Public Accounts of the State of Texas that all taxes administered by the Comptroller under Title 2 of the Tax Code of the State of Texas have been paid.

3. THE LIQUIDATION PERIOD

     The steps described in Section 2 hereof shall be completed as expeditiously as possible after adoption of this Plan, subject to the discretion of the Board of Directors. Following dissolution, the Company shall continue its corporate existence for a period of three years for the purposes set forth in Article 7.12 of the TBCA.

4. AUTHORITY OF OFFICERS

     The adoption of this Plan by the Shareholders shall constitute full and complete authority for the Board of Directors and the officers of the Company, without any further shareholder action (except for any further shareholder approval required by law), to do or authorize any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, supplemental indentures, certificates and other documents of any kind and character which they deem necessary or appropriate to carry out the purposes of this Plan. Without limiting the generality of the foregoing, the Board of Directors and the officers of the Company are expressly authorized to distribute the Company's assets to the shareholders pursuant to this Plan.

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                SUBJECT TO COMPLETION, DATED             , 1996

PROSPECTUS

                                           SHARES

                                     TRACOR

                                  COMMON STOCK

       All of the           shares (the "Offered Shares") of common stock, $.01
par value per share (the "Common Stock"), of Tracor, Inc. (collectively with its subsidiaries, "Tracor" or the "Company") offered hereby (the "Offering"), are being sold by certain stockholders (the "Selling Stockholders") of Tracor. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Common Stock is traded on the NASDAQ National Market System under the
symbol "TTRR." On             , 1996, the last reported sale price for the
Company's Common Stock on the NASDAQ National Market System was $     per share.
See "Price Range of Common Stock."

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE    FOR A DISCUSSION OF CERTAIN
INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


===============================================================================================
                                                                                PROCEEDS TO
                                              PRICE TO        UNDERWRITING        SELLING
                                               PUBLIC         DISCOUNT(1)     STOCKHOLDERS(2)
- -----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
===============================================================================================


(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be
    $          .

(3) The Selling Stockholders have granted the Underwriters a 30-day option to
    purchase in the aggregate up to      additional shares of Common Stock
    solely to cover over-allotments, if any. See "Underwriting". If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be
    $          , $          and $          , respectively.

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel. It is expected that delivery of the shares of Common Stock subject to this offering will be made on
or about             , 1996, at the offices of                   ,
                  .

               The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and at its Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, certain material filed by the Company can be inspected at the NASD Public Reference Room of the National Association of Securities Dealers Automated Quotation System, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1506, through which the Common Stock is quoted.

     The Company has filed with the Commission a Registration Statement (which term shall encompass any amendment thereto) on Forms S-4/S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock to be issued upon consummation of the transactions contemplated by the Acquisition Agreement and with respect to the reoffering by the Selling Stockholders of the Offered Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a detailed description of the matter involved.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus: (i) the reports listed below (which include all reports filed by the Company with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1995; and (ii) the description of the Common Stock contained in the Company's registration statement on Form 8-A under the Exchange Act
(Registration No.   ) filed by the Company with the Commission, including any
amendments or reports filed for the purpose of updating such description:

                       REPORTS INCORPORATED BY REFERENCE

     1. Tracor's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     2. The description of Tracor Common Stock contained in its Registration Statement on Form 8-A;

     3. Tracor's Current Report on Form 8-K filed with the SEC on February 22, 1996, as amended by the Form 8-K/A filed with the SEC on April 11, 1996; and

     4. Tracor's Current Report on Form 8-K filed with the SEC on March 22,
        1996.

     In addition, all documents filed by the Company subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to: Russell E. Painton, Esq., Secretary, Tracor, Inc., 6500 Tracor Lane, Austin, Texas 78725, telephone number (512) 929-2253.

                            ------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE EXCHANGE ACT.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements included elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated all information in this Prospectus assumes the Underwriters' over-allotment option will not be exercised and no exercise of outstanding options. Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Prospectus.

     See "Risk Factors" for a discussion of certain factors that should be considered by potential investors.

                                  THE COMPANY

     Tracor, Inc. (collectively with its subsidiaries, "Tracor" or the "Company") provides sophisticated electronic products, systems and services for the U.S. Department of Defense ("DOD"), other U.S. government agencies, foreign governments and commercial customers. The Company's business units operate primarily in the U.S. and foreign defense electronics markets and largely support existing high-priority DOD weapons, platforms and systems. The Company's products and services enable defense customers to enhance the operational performance and readiness of existing weapons as well as extend their useful lives and survivability. As a result, the Company is well positioned to benefit from fundamental changes in national defense strategy precipitated by the end of the Cold War. Since August 1993, the Company has made three substantial acquisitions as part of its strategy to take advantage of a consolidating defense industry. Largely as a result of such acquisitions, Tracor's revenues and net income have increased from $261.8 million and $4.5 million, respectively, in 1992 to $998.1 million and $26.7 million, respectively, on a pro forma basis in 1995.

     A key component of the Company's strategy has been establishing itself as an industry leader in several high-priority DOD program areas, including the following:

          - Navy Systems Engineering and Integration: Tracor is a major provider of systems engineering and integration services to the Navy and is the principal systems integrator for certain key programs, including both the radio communications suite for cruisers and destroyers equipped with the AEGIS weapon system and the submarine ballistic missile program. The Company has a similar position in other key programs including shipboard anti-air warfare guided missile systems (including AEGIS) and the Tomahawk cruise missile.

          - Imagery Exploitation and Mission Planning: Tracor develops enhanced image interpretation and mission planning systems for the DOD and provides these high-priority systems to several critical areas within the defense and intelligence markets.

          - Countermeasures Dispensers: The Company designed, and currently is the only manufacturer of, the most advanced and widely used countermeasures dispenser systems in the U.S. and is a major supplier of countermeasures expendables in the domestic and international defense markets. These systems provide an important, cost-effective means of protecting combat aircraft and crews.

          - Drones: Tracor designs, modifies and converts military aircraft into remotely controlled aerial targets ("drones") and produces sub-scale drones, both of which are critical elements of weapons testing and evaluation. To date, the Company has produced more full-scale target drones than any other DOD contractor.

          - Automatic Test Systems: The Company supplies avionics automatic test equipment to the Air Force, which substantially improves the readiness of advanced military aircraft, including the F-16 fighter. Tracor also is supplying test equipment for the new Japanese fighter.

     The Company believes its established positions in high-priority program areas are due, in part, to its longstanding, consistently high-quality performance under existing contracts. Tracor has won substantially all material contract recompetitions in the last several years and is the recipient of numerous awards, including more than 20 Blue Ribbon awards given to approximately one percent of contractors for on-schedule deliveries with no quality defects. For the high-priority AEGIS program, Tracor provides primary support for a Navy unit which won an unprecedented thirteenth AEGIS Excellence Award. All Tracor units are emphasizing continuous improvement to increase efficiencies and enhance competitiveness. Two operations achieved ISO 9001 certification and another ISO 9002, enabling the Company to reduce costs associated with military specifications and to comply with foreign customer requirements. One of Tracor's major subsidiaries also achieved the Software Engineering Institute ("SEI") Level 3 recognition, placing it in the elite class of the 10 percent of software companies which have institutionalized a standard software process for both management and engineering activities. This performance and the Company's competitive cost structure has allowed it to develop strong, long-lasting relationships with its major customers. The Company has been the prime contractor for services and products for many of its key existing programs for 15 to 40 years, and in many cases has been involved in the evolution of a program or weapons class since its inception. The Company currently is performing under approximately 740 contracts with approximately 105 separate agencies of the U.S. government. This existing business base led to a firm backlog of $944 million on February 29, 1996.

     The two other primary components of Tracor's business strategy are (i) strategic acquisitions of companies with complementary business areas where significant consolidation and cost reduction opportunities exist and (ii) the expansion into new business areas which complement existing technological expertise. The Company's recent acquisitions have broadened and strengthened the Company's position in core business areas and have created significant opportunities for cost savings. The acquisition of Vitro Corporation and its subsidiaries (individually and collectively, "Vitro") in August 1993 established the Company as a major provider of engineering and management support to the Navy. The acquisition of GDE Holdings, Inc. and its subsidiaries (individually and collectively, "GDE") in November 1994 established Tracor as a major provider of advanced digital imagery and mission planning technology and has made it the largest supplier of avionics automatic test equipment to the U.S. Air Force. The acquisitions of Vitro and GDE also established Tracor as a key supplier to the civilian and defense intelligence organizations. The acquisition of AEL Industries, Inc. ("AEL") in February 1996 strengthened Tracor's position in long-term electronic warfare production programs and added key capabilities in radio frequency, antenna and microwave technologies. The Company has a large employee base with special high-level security clearances, which are critical for building a presence in the intelligence market. The Company is also actively developing commercial and other nondefense applications for its technology in a number of diverse markets.

     The largest portion of Tracor's business is in the operations and maintenance segment of the U.S. defense budget. Operations and maintenance now exceeds procurement as the largest segment of the DOD budget. DOD operations and maintenance expenditures emphasize maintaining the readiness of armed forces and are concentrated on upgrading the effectiveness of existing combat systems and on extending their useful lives. Because the Company is a major supplier of systems and services which improve effectiveness, prolong the life of existing weapons platforms and enhance the survivability of combat systems at a relatively low cost, management believes the Company will benefit from these priorities in the DOD budget. A modest increase in the procurement portion is expected, and Tracor is well positioned to benefit from this upturn.

     Tracor is organized under the laws of Delaware with principal executive offices located at 6500 Tracor Lane, Austin, Texas 78725 (telephone number:
(512) 926-2800).

                              RECENT ACQUISITIONS

     In recent years the Company has completed three important acquisitions in connection with the implementation of its broader business strategy. In August 1993, Tracor acquired Vitro for approximately $92 million. This acquisition more than doubled Company revenues and made the combined entity a major provider of systems engineering and integration support to the Navy. In November 1994, the Company purchased GDE for approximately $102 million (the "GDE Acquisition"), which established the Company as a major provider of advanced digital imagery technology to both the DOD and the intelligence community. In February 1996, the Company purchased AEL for approximately $99 million (the "AEL Acquisition") which strengthened Tracor's position in long-term electronic warfare production programs and added key capabilities in radio frequency, antenna and microwave technologies.

     The acquisitions of Vitro, GDE and AEL have strengthened the Company's core businesses and resulted in expansion into non-traditional business areas. In particular, the Company expects to have an increased ability to bid on contracts in new business areas which draw upon complementary capabilities or customer relationships of any or all of the acquired companies. In addition, since the acquisition of Vitro, significant cost savings have been realized resulting from the consolidation of facilities, staff reductions, process improvements and elimination of other duplicative costs. While a substantial portion of such savings will also result in reductions in sales under cost-reimbursement type contracts, the Company's cost competitiveness should be enhanced. The Company has also realized significant net cost savings in connection with the GDE Acquisition and has identified substantial savings in connection with the AEL Acquisition. Management believes the continuing consolidation within the defense industry will result in additional opportunities for the Company to achieve selected acquisitions.

     On                , 1996, the Company consummated the acquisition (the
"Acquisition") of substantially all of the assets of Westmark Systems, Inc. ("Westmark"). The purchase consideration paid by Tracor to Westmark in the
Acquisition included           shares of Common Stock, government securities
representing marketable direct obligations of the United States with a market
price on the date of purchase of $          and [warrants to purchase an
aggregate of           shares of Common Stock]. The principal assets of Westmark
acquired by Tracor in the Acquisition were 978,458 shares of Class A Common Stock, a Series B Warrant to purchase 5,249,428 shares of Common Stock (the "Series B Warrant"), a Series C Warrant to purchase 5,455,000 shares of Common Stock (the "Series C Warrant" and, together with the Series B Warrant, the "Tracor Warrants"). The shares of the Class A Common Stock and the Tracor Warrants were cancelled and will not be reissued. Other assets of Westmark acquired by Tracor in the Acquisition included two parcels of real estate (held by certain subsidiaries being acquired in the Acquisition) and certain cash equivalents.

                                  RISK FACTORS

     An investment in the Common Stock involves certain risks that a prospective investor should carefully consider, including risks associated with the Company's high degree of leverage and reliance on acquisitions for growth, as well as industry related risks associated with potential reductions or changes in military expenditures and risks associated with government contracts. Prospective investors should also consider the potential adverse effects of substantial future sales of Common Stock, an issuance of preferred stock by the Company and the application of certain provisions of state law which may discourage parties from seeking to acquire the Company. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Selling
  Stockholders(1):...........................  2,500,000 shares
Common Stock to be outstanding after the
  Offering(1)................................  shares
Common Stock and Common Stock
  Equivalents to be outstanding after the
  Offering(1), (2), (3)......................  26,474,675 shares
Use of Proceeds..............................  The Company will not receive any proceeds from the sale of shares of Common Stock by the
                                               Selling Stockholders.
NASDAQ symbol................................  TTRR

- ---------------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Includes           shares of Common Stock issuable upon exercise of employee
    stock options outstanding as of             , 1996, of which           were
    exercisable as of             , 1996 and           will become exercisable
    on or before             , 199  . Also includes      shares deliverable upon
    exercise of warrants. See "Shares Eligible for Future Sale."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following summary financial data should be read in conjunction with the historical consolidated financial statements of Tracor, Inc. and the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", all of which are included elsewhere in this Prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------
                                             PRO FORMA                    HISTORICAL
                                             ----------   ------------------------------------------
                                              1995(1)       1995      1994(2)    1993(2)     1992
                                             ----------   ---------  ---------  ---------  ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales................................. $  998,110   $ 886,920  $ 694,037  $ 407,495  $ 261,835
  Cost of sales.............................    796,792     713,802    568,020    333,852    214,070
  Selling, administrative, and general
     expense................................    125,709     104,928     78,201     49,889     36,639
                                               --------    --------   --------   --------   --------
  Earnings before interest and income
     taxes..................................     75,609      68,190     47,816     23,754     11,126
  Interest expense..........................     27,380      19,496     16,771      8,277      3,746
                                               --------    --------   --------   --------   --------
  Income before income taxes................     48,229      48,694     31,045     15,477      7,380
  Income taxes..............................     21,556      20,831     12,498      6,200      2,850
                                               --------    --------   --------   --------   --------
  Net income................................ $   26,673   $  27,863  $  18,547  $   9,277  $   4,530
                                               ========    ========   ========   ========   ========
SHARE DATA:
  Historical and pro forma(3):
     Net income per common and common
       equivalent share:
       Primary.............................. $     1.18   $    1.23  $     .96  $     .56  $     .32
       Fully diluted........................ $     1.18   $    1.23  $     .93  $     .54  $     .32
     Weighted average common and common
       equivalent shares....................     24,168      24,168     22,113     22,069     21,953
  As adjusted(4):
     Net income per common and common
       equivalent share:
       Primary.............................. $     1.20
       Fully diluted........................ $     1.20
     Weighted average common and common
       equivalent shares....................     22,327
OPERATING AND OTHER DATA:
  EBITDA(5)................................. $  105,770   $  91,044  $  62,562  $  33,368  $  17,940
  Capital expenditures......................     18,890      13,676     11,007      8,435      7,360
  Firm backlog..............................  1,001,378     923,978    806,228    590,366    301,502

                                               DECEMBER 31, 1995
                                            ------------------------
                                            PRO FORMA(6)   HISTORICAL
                                            ------------   ---------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................   $124,732     $ 129,129
  Total assets.............................    619,884       467,456
  Long-term debt...........................    306,700       191,175
  Shareholders' equity.....................    136,965       136,965

- ---------------
(1) The pro forma income statement data, share data and operating and other data have been derived from the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and give effect to the AEL Acquisition (consummated February 22, 1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing thereof had occurred as of January 1, 1995.

(2) Reflects the acquisition of GDE Holdings, Inc. and its subsidiaries on November 17, 1994 and the acquisition of Vitro Corporation and its subsidiaries on August 25, 1993.

(3) Both primary and fully diluted net income per share amounts are computed in accordance with the modified treasury stock method using the weighted average common shares outstanding and equivalents assuming the exercise of all outstanding warrants and options for common shares. The modified treasury stock method of calculating earnings per share is used whenever the number of shares of common stock obtainable upon the exercise of outstanding options and warrants in the aggregate exceeds 20% of the number of common shares outstanding at the end of the period. The modified treasury stock method limits the Company's assumed purchase of common stock acquired to satisfy option and warrant exercises to 20% of the outstanding common shares. The balance of proceeds is assumed to be used to retire debt and any remaining balances of funds are assumed to be reinvested in U.S. Government securities or commercial paper.

(4) Reflects the cancellation of the Class A Common Stock, the Series B Warrant and the Series C Warrant and the issuance of 7,949,594 shares (assuming an Average Tracor Trading Price of $15.80) of Tracor Common Stock in the Acquisition, as if such shares had been issued on January 1, 1995.

(5) "EBITDA" represents, for any relevant period, earnings before interest and income taxes, plus depreciation of property, plant and equipment and amortization of intangible assets. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles, but is presented to provide additional information related to debt service capability. EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity under generally accepted accounting principles.

(6) The pro forma balance sheet data has been derived from the Unaudited Pro Forma Condensed Combined Balance Sheet of Tracor, Inc. and AEL Industries, Inc. and gives effect to the AEL Acquisition (consummated February 22,
    1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing had occurred on December 31, 1995.

                                  RISK FACTORS

     In considering the matters set forth in this Prospectus, prospective investors should carefully consider the following factors prior to making an investment in the Common Stock offered hereby.

RISKS OF SUBSTANTIAL SALES OF SHARES

     The      shares of Common Stock issued in the Acquisition are eligible for sale in the public market, subject to certain limitations under the Securities Act applicable to affiliates of Westmark and certain agreements entered into by certain affiliates of Westmark which limit the number of shares available to be sold by such affiliates of Westmark to approximately one-half of the amount received by them in the Acquisition during the two years following the consummation of the Acquisition. Former shareholders of Westmark have two demand registration rights and unlimited incidental and piggy-back registration rights. Sales of substantial amounts of Common Stock (including shares that may be issued upon the exercise of employee stock options or shares deliverable upon exercise of warrants), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. In addition, the timing and amount of sales of any additional shares of Common Stock by stockholders may have an adverse effect on the Company's ability to raise additional equity capital. See "Shares Eligible for Future Sale."

CLASSIFIED BOARD OF DIRECTORS

     The Board of Directors of the Company is classified into three classes of directors with staggered three-year terms. Existence of the classified board may extend the time required to effect a change in control of the Board of Directors and may discourage hostile takeover bids for the Company. Because of the classified board, it may take at least two annual meetings for a majority of stockholders to effect a change in control of the Board of Directors, because only a minority of the directors will be elected at each annual meeting.

RISK ASSOCIATED WITH SUBSTANTIAL LEVERAGE

     The Company is highly leveraged. The Company's leverage could have the following consequences for holders of the Common Stock: (a) additional financing for working capital, capital expenditures, acquisitions, or other purposes may be difficult to obtain; (b) a substantial portion of cash flow from operations must be dedicated to the payment of principal and interest on indebtedness; and
(c) the Company may be more vulnerable to defense industry or general economic downturns which may limit its ability to withstand competitive pressures.

     As of December 31, 1995, the Company's total indebtedness and stockholders' equity as adjusted were $306.7 million and $135.6 million, respectively. See "Capitalization." The Company's ability to meet debt service obligations and to reduce total debt will be dependent upon its future performance, which, in turn, will be subject to general conditions in the defense industry and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

RELIANCE ON ACQUISITIONS FOR GROWTH

     Expansion through acquisitions is an important component of the Company's growth strategy. However, the Company's continued ability to grow by acquisition is dependent upon, and may be limited by, the availability of acquisition candidates at reasonable prices, limitations in the Company's existing debt agreements and the Company's ability to obtain acquisition financing on acceptable terms. Competition in making acquisitions may come from larger companies with significantly greater resources. Without additional acquisitions and successful expansions and diversifications, the Company's ability to continue to grow successfully could be adversely affected. To the extent that the Company issues shares of Common Stock to finance any acquisition, existing stockholders may experience dilution. Further, there can be no assurance that the Company's management will be able to maintain or enhance the profitability of any acquired business or consolidate its operations to achieve cost savings. See "-- Risks Associated with Substantial Leverage," "-- Risks of Reductions or Changes in Military Expenditures" and "Business -- Company Strategy."

RISKS OF REDUCTIONS OR CHANGES IN MILITARY EXPENDITURES

     The primary customers of the Company are the Navy, Air Force, Army and other agencies of the DOD. Sales under contracts with the DOD or under subcontracts that identified the DOD as the ultimate purchaser represented approximately 81% of the Company's 1995 sales. The U.S. defense budget has been declining in real terms since the mid-1980s, resulting in some delays in new program starts, program stretch-outs and program cancellations. The U.S. defense budget has begun to stabilize and, for the first time since the mid-1980s, increased in 1996, excluding inflation. Approximately 70% of the Company's DOD business is funded by the Operations and Management portion of the defense budget, which has declined less than any other segment and is expected to comprise approximately one-third of the defense budget over the next decade. A further significant decline in U.S. military expenditures might materially and adversely affect the Company's sales and earnings. The loss or significant curtailment of the Company's material U.S. military contracts would materially and adversely affect the Company's future sales and earnings. See
"Business -- Major Customers."

CERTAIN RISKS ASSOCIATED WITH GOVERNMENT CONTRACTS

     The Company's contracts with the U.S. government and its prime contractors are, by their terms, subject to termination either upon default by the Company or at the convenience of the U.S. government or such prime contractors. Termination for convenience provisions generally entitle the Company to recover costs incurred, settlement expenses and profit on work completed prior to termination. In addition to the right of the U.S. government to terminate, U.S. government contracts are conditioned upon the continuing availability of congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally, incrementally, committed to the contract by the procuring agency from appropriations made by Congress for future fiscal years. See "Business -- Government Contracts."

     The Company in the ordinary course of its business occasionally performs under contracts for which funding authorization from the U.S. government has either expired or not been obtained. No assurance can be given that the Company will realize the revenue expected from performing under such contracts.

     Because the Company contracts to supply goods and services to the U.S. government, it is also subject to other risks, including contract suspensions and changes in government policies or regulations. See "Business -- Government Contracts."

ISSUANCE OF PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders of the Company, to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including dividend, liquidation, conversion, voting and other rights of the Preferred Stock. The issuance of shares of Preferred Stock could adversely affect the voting power or other rights of the holders of Common Stock and could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. In addition, the issuance of Preferred Stock could adversely affect the price of the Common Stock. See "Description of Capital Stock."

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a variety of specified transactions with any interested stockholder. Interested stockholder is defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series not owned by the interested stockholder. In general, the statute could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Business Combinations Under Delaware Law."

                                USE OF PROCEEDS

     The Selling Stockholders will receive all of the net proceeds from the sale of the Offered Shares. The Company will not receive any of the net proceeds from the sale of such shares.

               PRICE RANGE OF COMMON STOCK AND SERIES A WARRANTS

     The Common Stock and Series A Warrants are listed on the NASDAQ National Market System where they have traded since late 1992 under the symbols "TTRR" and "TTRRW," respectively. Prior thereto, the Common Stock and Series A Warrants had a limited trading market and were not listed on a national securities exchange. The following table sets forth the reported high and low sales price of the Common Stock and Series A Warrants on NASDAQ for the applicable periods:

                                                                                     SERIES A
                                                              COMMON STOCK           WARRANTS
                                                             --------------       --------------
                                                                            1995
                                                             -----------------------------------
                                                             HIGH       LOW       HIGH       LOW
                                                             ----       ---       ----       ---
Fourth Quarter.............................................  $16  7/8   $14 1/2   $14  5/8   $11 7/8
Third Quarter..............................................   18  1/8    13 5/8    15  5/8    11 1/8
Second Quarter.............................................   14  1/4    11 3/8    11  3/4     8 7/8
First Quarter..............................................   14         10        11  3/8     7 1/2

                                                                            1994
                                                             ----------------------------------
                                                             HIGH       LOW       HIGH      LOW
                                                             ----       ---       ---       ---
Fourth Quarter.............................................  $12  5/8   $ 7 1/2   $10       $ 5 1/2
Third Quarter..............................................    8  3/4     7 1/8     7 1/8     5 1/4
Second Quarter.............................................    8  1/2     615/16    6 1/8     5
First Quarter..............................................   10  1/8     7 7/8     7 1/2     5 5/8

                                                                            1993
                                                             ----------------------------------
                                                             HIGH       LOW       HIGH      LOW
                                                             ----       ---       ---       ---
Fourth Quarter.............................................  $ 9  1/4   $ 6 7/8   $ 6 1/2   $ 4 /16
Third Quarter..............................................    6  7/8     5 3/4     4 7/8     3 1/2
Second Quarter.............................................    6  1/8     2 7/8     4         2
First Quarter..............................................    4  1/8     2 3/4     3           1/4

     On             , 1996, the last reported sale price of the Company's Common
Stock and Series A Warrants on the NASDAQ National Market System was $
per share and $          per warrant, respectively. As of             , 1996,
the Company had approximately    holders of the Common Stock, of which
          were stockholders of record. As of             , 1996, the Company had
   holders of record for the Series A Warrants.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its Common Stock, although Old Tracor paid dividends in certain years prior to 1989. The Company currently intends to retain its earnings for the foreseeable future to provide funds for the expansion of its business. The payment of dividends in the future will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital needs, future prospects, contractual restrictions and other factors deemed relevant by the Board of Directors. The Company's amended and restated credit facility (the "Amended Credit Facility") and the indentures pursuant to which the Company's 10 7/8% Senior Subordinated Notes due 2001 (the "Existing Notes") and the 10 7/8% Senior Subordinated Series A Notes due 2001 (the "Series A Notes" which together with the Existing Notes are collectively referred to as the "Senior Subordinated Notes") were issued, currently impose certain limitations on the payment of dividends. See Note G to the Consolidated Financial Statements of Tracor, Inc.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company at December 31, 1995, the unaudited pro forma capitalization of Tracor and AEL and the as adjusted capitalization effect of the Acquisition as of such date, giving effect to the transactions as if they had occurred on December 31, 1995. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements, the unaudited pro forma condensed combined financial statements and notes thereto included elsewhere in this Prospectus.

                                                                       DECEMBER 31, 1995
                                                            ----------------------------------------
                                                            HISTORICAL     PRO FORMA     AS ADJUSTED
                                                            ----------     ---------     -----------
                                                                         (IN THOUSANDS)
Long-term debt:
  Revolving loan(1).......................................   $      --     $      --      $      --
  Term loan...............................................      74,550       180,000        180,000
  Senior Subordinated Notes...............................     105,000       105,000        105,000
  Series A Notes..........................................      10,947        10,947         10,947
  Other...................................................         678        10,753         10,753
                                                              --------      --------       --------
     Total long-term debt.................................     191,175       306,700        306,700
  Less current portion of long-term debt..................      10,735        21,520         21,520
                                                              --------      --------       --------
     Long-term debt, net of current maturities............     180,440       285,180        285,180
Shareholders' equity:
  Preferred stock.........................................          --            --             --
  Common Stock(2).........................................         132           132            211
  Class A Common Stock....................................          10            10             --
  Additional paid-in capital..............................      76,606        76,606         75,135
  Retained earnings.......................................      60,217        60,217         60,217
                                                              --------      --------       --------
     Total shareholders' equity...........................     136,965       136,965        135,563
                                                              --------      --------       --------
Total capitalization......................................   $ 317,405     $ 422,145      $ 420,743
                                                              ========      ========       ========

- ---------------
(1) At December 31, 1995, the Company had $30 million available under its revolving loans facility and $40 million available pro forma AEL and as adjusted.

(2) Does not include 1,350,997 shares of Common Stock issuable upon the exercise of employee stock options outstanding as of December 31, 1995. Of such options, 653,400 were exercisable as of December 31, 1995. Also, the historical and pro forma columns do not include 12,055,116 shares issuable and the as adjusted column does not include 1,350,688 shares issuable at December 31, 1995 upon exercise of warrants. See "Shares Eligible for Future Sale."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth certain selected historical and pro forma financial data of Tracor. The historical data has been derived from the consolidated financial statements of the Company as of December 31, 1995, 1994, 1993 and 1992 and the combined financial statements of the Company's predecessor for the year ended December 31, 1991. The pro forma data has been derived from the Unaudited Pro Forma Condensed Combined Statement of Income of Tracor and AEL which is included elsewhere herein and reflects the acquisition of AEL as if it had occurred on January 1, 1995, and the Unaudited Pro Forma Condensed Combined Balance Sheet of Tracor and AEL which is included elsewhere herein and reflects the acquisition of AEL as if it had occurred on December 31, 1995. The information below should be read in conjunction with the consolidated financial statements of the Company, the pro forma condensed combined financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Vitro, GDE and AEL and the notes related thereto, all of which are included elsewhere in this Prospectus.

                                  TRACOR, INC.
                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                                             YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                                                                                OLD TRACOR
                                                                                                                HISTORICAL
                                                                                                               PRE-REORGA-
                                                                               TRACOR HISTORICAL               NIZATION(3)
                                                      PRO FORMA    -----------------------------------------   ------------
                                                       1995(1)       1995     1994(2)    1993(2)      1992         1991
                                                      ----------   --------   --------   --------   --------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.........................................  $ 998,110    $886,920   $694,037   $407,495   $261,835     $253,610
  Cost of sales.....................................    796,792     713,802    568,020    333,852    214,070      215,710
  Selling, administrative, and general expenses.....    125,709     104,928     78,201     49,889     36,639       35,592
                                                      ----------   --------   --------   --------   --------     --------
  Earnings before interest and income taxes.........     75,609      68,190     47,816     23,754     11,126        2,308
  Reorganization costs..............................         --          --         --         --         --       13,803
  Fresh start adjustments...........................         --          --         --         --         --       16,211
  Interest expense..................................     27,380      19,496     16,771      8,277      3,746        9,129
                                                      ----------   --------   --------   --------   --------     --------
  Income (loss) before income taxes and
    extraordinary gain..............................     48,229      48,694     31,045     15,477      7,380      (36,835)
  Income taxes......................................     21,556      20,831     12,498      6,200      2,850        2,941
                                                      ----------   --------   --------   --------   --------     --------
  Income (loss) before extraordinary gain...........     26,673      27,863     18,547      9,277      4,530      (39,776)
  Extraordinary gain from forgiveness of debt.......         --          --         --         --         --      428,427
                                                      ----------   --------   --------   --------   --------     --------
  Net income........................................  $  26,673    $ 27,863   $ 18,547   $  9,277   $  4,530     $388,651
                                                      ==========   ========   ========   ========   ========     ========
SHARE DATA:
  Historical and pro forma:
    Net income per share:
      Primary.......................................  $    1.18    $   1.23   $    .96   $    .56   $    .32           --(4)
      Fully diluted.................................  $    1.18    $   1.23   $    .93   $    .54   $    .32           --(4)
    Weighted average common and common equivalent
      shares........................................     24,168      24,168     22,113     22,069     21,953           --(4)
  As adjusted(5):
    Net income per share:
      Primary.......................................  $    1.20
      Fully diluted.................................  $    1.20
    Weighted average common and common equivalent
      shares........................................     22,327
OPERATING AND OTHER DATA:
  Capital expenditures..............................  $  18,890    $ 13,676   $ 11,007   $  8,435   $  7,360     $  3,769
  Depreciation and amortization.....................     30,161      22,854     14,746      9,614      6,814       10,495
  Firm backlog......................................  1,001,378     923,978    806,228    590,366    301,502      286,901

                                                                                     TRACOR HISTORICAL
                                                     PRO FORMA    --------------------------------------------------------
                                                      1995(6)       1995      1994(2)     1993(2)       1992        1991
                                                     ---------    --------    --------    --------    --------    --------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..................................  $124,732     $129,129    $ 95,392    $ 87,140    $ 45,977    $ 41,828
  Total assets.....................................   619,884      467,456     444,086     305,733     139,771     135,921
  Long-term debt...................................   306,700      191,175     205,738     144,302      50,194      62,113
  Shareholders' equity.............................   136,965      136,965      90,592      63,167      52,345      41,542

- ---------------
(1) The pro forma income statement data, share data and operating and other data have been derived from the Unaudited Pro Forma Condensed Combined Financial Information of Tracor, Inc. and AEL Industries, Inc. and gives effect to the AEL Acquisition (consummated February 22, 1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing thereof had occurred as of January 1, 1995.

(2) Reflects the acquisition of Vitro Corporation and its subsidiaries on August 25, 1993, and the acquisition of GDE Holdings, Inc. and its subsidiaries on November 17, 1994.

(3) Securities and Exchange Commission regulations require the presentation of pre-reorganization (predecessor) data, which represents a different reporting entity and is prepared on a different basis of accounting and, accordingly, has been separated from post-reorganization data by vertical double lines.

(4) The combined entities shown in the pre-reorganization history did not have a defined capital structure, and, accordingly, share data is not provided.

(5) Reflects the cancellation of the Class A Common Stock, the Series B Warrant and the Series C Warrant and the issuance of 7,949,594 shares (assuming an Average Tracor Trading Price of $15.80) of Tracor Common Stock in the Acquisition, as if such shares had been issued on January 1, 1995.

(6) The pro forma balance sheet data has been derived from the Unaudited Pro Forma Condensed Combined Balance Sheet of Tracor, Inc. and AEL Industries, Inc. and gives effect to the AEL Acquisition (consummated February 22,
    1996), the financing thereof and the payment of fees and expenses in connection therewith, as if the acquisition and related financing had occurred on December 31, 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT

     Approximately 87% of the products, systems, and services of Tracor, Inc. and its subsidiaries (Tracor or the Company) are sold to the U.S. government through direct contracts, primarily with agencies of the U.S. Department of Defense (DOD), or through subcontracts with other U.S. government contractors. Beginning in the mid-1980s, the defense industry in general was negatively impacted by the perceived reduction of threats from the former Soviet Union and eastern European countries and, more recently, by competing demands upon the federal budget. While this has resulted in a U.S. defense budget that has decreased in real dollars, adjusted for inflation, over the last decade, it recently began to stabilize. For the first time in many years, the total U.S. defense budget increased in 1996, excluding inflation. Approximately 70% of the Company's sales are funded by the operations and maintenance segment of the defense budget in areas which are among today's top DOD priorities. This segment has declined less than other segments of the budget as readiness priorities have emerged. It is now the largest segment of the defense budget and it is projected to comprise about one-third of the defense budget over the next decade. The procurement portion of the budget is expected to experience a modest increase over this same time frame, and Tracor is also well positioned to benefit from this upturn.

     The contraction of the defense budget in recent years and the attendant excess capacity and increase in competition for contracts among defense companies has resulted in a significant consolidation in the industry. Principally through several acquisitions, the Company has substantially increased its revenue base and reduced combined overhead costs through staff reductions, facilities consolidations, process improvements, and the elimination of certain other duplicative costs. These efficiencies and increased revenue base have enhanced Tracor's cost competitiveness in bidding on new contracts and recompetes of existing contracts. Management is continuing to pursue its acquisition strategy and believes the continuing consolidation within the defense industry will result in opportunities to pursue additional selected acquisitions, both large and small, which should allow the Company to continue to expand its revenue base and further improve its cost-competitive position.

     While the long-term impact of changes in the defense budget and the industry consolidation cannot be predicted with certainty, management believes the Company is well positioned to continue to leverage its strengths and successes in the U.S. defense and intelligence marketplaces and increase its ongoing diversification efforts into international defense markets, nondefense U.S. government markets, and selected commercial markets.

RESULTS OF OPERATIONS

     The Company's results of operations were significantly affected by major acquisitions completed in 1994 and 1993. The results of operations of the acquired companies are included only from their respective dates of acquisition. (See Note A to the Consolidated Financial Statements.)

  Year Ended December 31, 1995, Versus Year Ended December 31, 1994

     On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE Holdings, Inc., including its wholly owned subsidiaries (individually and collectively referred to as GDE). GDE designs, develops, manufactures, and supports automatic test systems, imagery and information systems, and mission planning systems. The acquisition was accounted for using the purchase method, and, accordingly, the purchase price ($102 million) and the liabilities assumed ($76 million) were allocated to the assets acquired ($104 million) based on their respective fair values at the date of the acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($74 million) is being amortized over 30 years.

     Sales increased 28% for the year due to the acquisition of GDE, while Tracor's sales from its preacquisition business remained relatively constant. Increased revenues from a new contract for the production of sub-scale drones and the production of drones under the QF-4 contract were offset by reductions in existing and newly awarded engineering contracts.

     Selling, general, and administrative expenses were 11.8% of sales in 1995, up from 11.3% of sales in 1994. While total operating expenses included in selling, general, and administrative expenses remained constant at 10.9% of sales in 1995 and 1994, the operating expenses from Tracor's preacquisition business decreased as a percent of sales from 10.7% in 1994 to 10.0% in 1995. Amortization expense, also included in selling, general, and administrative expenses, increased from less than 1/2% of sales in 1994 to 1% of sales in 1995 due to additional intangible assets arising from the acquisition of GDE. The Company's operating profits increased 51% due primarily to the acquisition of GDE. Excluding GDE's results, earnings increased 3% due to higher profit margins on engineering contracts and electronic countermeasures systems.

     Fully diluted earnings per share increased from $.93 in 1994 to $1.23 in 1995. A $1.2 million pretax gain on the sale of real estate contributed $.03 to earnings per share in the third quarter of 1995. Weighted average common and common equivalent shares used in the computations increased from 22.1 million in 1994 to 24.2 million in 1995 due primarily to a public offering of common stock completed in May 1995.

     Interest expense increased $4.4 million as a result of the issuance of $10.9 million of 10 7/8% Senior Subordinated Series A Notes and $55 million additional senior term debt borrowed in conjunction with the GDE acquisition. This increase was offset by a slight reduction in interest rates on the senior term debt and by increased investment interest income of $1.7 million.

     Income taxes were incurred at statutory federal, state, and foreign rates, with an increase in the effective tax rate of 40% in 1994 to 42.7% in 1995. Such increase is primarily the result of increased nondeductible amortization expense of goodwill. At December 31, 1995, Tracor had a net deferred income tax asset of $8.6 million, primarily arising from acquisitions. Based on the Company's prior operation earnings and its forecast of future income, management believes it is more likely than not that all net deferred income tax assets will be realized. The realization of deferred tax assets will be evaluated periodically.

  Year Ended December 31, 1994, Versus Year Ended December 31, 1993

     On August 25, 1993, the Company purchased all of the outstanding common stock of Vitro Corporation, including its wholly owned subsidiaries (individually and collectively referred to as Vitro). Vitro provides management and engineering expertise for the design, development, acquisition, production, test, operation, maintenance, and modernization of ships, submarines, missiles, aircraft, and complex computer systems. The acquisition was accounted for using the purchase method, and, accordingly, the purchase price ($92 million) and the liabilities assumed ($62 million) were allocated to the assets acquired ($130 million) based on their respective fair values at the date of acquisition. The resulting excess of the purchase price over the fair value of the net assets acquired ($24 million) is being amortized over 25 years.

     Sales increased 70%, consisting of an increase of 74% due to the acquisitions of Vitro and GDE (previously discussed), offset partially by a decrease of 4% in the operations of Tracor's pre-acquisition businesses.

     Earnings before interest and income taxes increased a total of 101% primarily resulting from an increase of 77% due to the acquisitions of Vitro and GDE. Other increases of approximately 24% resulted primarily from higher profits on deliveries of electronic countermeasures systems and, in general, from reductions of combined overhead costs resulting from staff reductions, facilities consolidation, process improvements, and the elimination of other duplicative costs.

     Fully diluted earnings per share, which increased from $.54 for 1993 to $.93 for 1994, were based on the weighted average common and common equivalent shares in both years of 22.1 million. Weighted average common and common equivalent shares decreased during the year due to treasury purchases of 975,000 shares and increased with the issuance of approximately 1.9 million common shares in conjunction with the acquisition of GDE. The net effect of these changes in common shares outstanding had no material effect on fully diluted earnings per share for the year of 1994.

     Interest expense increased substantially with the full-year effect of the issuance of $105 million of Senior Subordinated Notes in conjunction with the Vitro acquisition, the issuance of $14.8 million of Series A Notes and additional senior term debt borrowed in conjunction with the GDE Acquisition, and higher average term debt interest rates for the year.

     Income taxes were incurred at the statutory federal, state, and foreign rates, with effective tax rates of 40% in both 1994 and 1993. The federal income tax legislation enacted in 1993 is not expected to have a material impact on liquidity, financial condition, or results of operations.

FINANCIAL CONDITION AND LIQUIDITY

     Working capital was $129.1 million at December 31, 1995, compared to $95.4 million at December 31, 1994, primarily because of increased cash balances. Net cash provided by operating activities increased $28.2 million in 1995 due largely to the acquisition of GDE and due to the payment in 1994 of liabilities assumed in the Vitro acquisition. Net cash provided by operating activities in 1995 funded normal capital expenditures of $13.7 million and scheduled long-term debt payments of $10.7 million. Cash increased approximately $18 million due to the exercise of approximately 617,000 Series A Warrants and the sale of 1,600,000 primary shares of common stock in a public offering concluded on May 2, 1995. The Company used cash generated in the public offering and cash on hand to fund several small acquisitions, with an aggregate purchase price of $9.3 million. An additional $5.8 million of cash was used to complete the acquisition of GDE pursuant to a post-closing amendment to the purchase agreement finalized in March 1995.

     Tracor had firm backlog of $924.0 million at December 31, 1995, which includes funded and unfunded contractual commitments. Approximately 79% of firm backlog represents contracts with agencies of the U.S. government or its prime contractors, and about 75% is expected to be realized as sales within one year. In addition, the Company's backlog of unexercised contract options on U.S. government contracts was $948.9 million at year end.

     The Company's operations typically do not require large capital expenditures, and there were no significant capital commitments at December 31, 1995.

     No borrowings were made from Tracor's $30 million revolving loans facility during the year. At December 31, 1995, the Company had outstanding letters of credit totaling approximately $20.8 million, leaving $9.2 million available under its $30 million letters of credit facility. If the letters of credit facility should become fully utilized, $15 million of the revolving loan facility, to the extent then available, can be used for issuance of additional letters of credit. Existing letters of credit secure performance commitments on certain foreign contracts and serve as collateral on certain insurance policies.

     On February 22, 1996, Tracor purchased all of the approximately 4.1 million common shares of AEL Industries, Inc. (AEL). (See Note N to the Consolidated Financial Statements.) The financing for the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility. The amended and restated credit agreement increased the total credit available thereunder from $135 million to $270 million, by increasing the term loans facility from $75 million to $180 million, increasing the revolving loans facility from $30 million to $40 million, and increasing the letters of credit facility from $30 million to $50 million.

     Except for available amounts under the amended and restated credit agreement's revolving loans and letters of credit facilities, the Company's present debt position somewhat limits its ability to obtain substantial additional debt for operational purposes in the near future. However, management believes existing cash, continuing operations, and the amended and restated credit agreement will provide sufficient resources to allow the Company to pursue its business strategy. Management also believes it can obtain the necessary resources to pursue further acquisitions in the ongoing U.S. defense industry consolidation.

                                    BUSINESS

GENERAL

     Tracor provides a variety of sophisticated electronic products, systems and services for the DOD, other U.S. government agencies, foreign governments and commercial customers. The Company's business units operate primarily in the U.S. and foreign defense electronics markets and have developed recognized proficiency in designing, developing, producing and supporting high-priority defense systems. The Company's products and services enable defense customers to enhance the operational performance and readiness of existing systems and platforms, as well as extend their useful lives and survivability.

INDUSTRY OVERVIEW

     Beginning in the mid-1980s, the U.S. defense industry in general was negatively impacted by the perceived reduction of threats from the former Soviet Union and eastern European countries and, more recently, by competing demands upon the federal budget. This has resulted in a U.S. defense budget that has decreased in real dollars, adjusted for inflation, since the mid-1980s. For many defense contractors, the defense budget decrease and the related DOD procurement strategies have resulted in program cancellations, scope reductions, delays in contract funding or awards and significant predatory pricing pressures associated with increased competition and reduced funding. The defense budget has begun to stabilize and, for the first time in many years, has increased in 1996, excluding inflation.

     The U.S. defense budget may generally be divided into four major areas: military personnel, operations and maintenance, procurement and research and development. The Company's activities are primarily funded by the operations and maintenance segment. Defense operations and maintenance relates primarily to systems, products and services which support the readiness, improved performance and increased life expectancy of existing platforms, weapons systems and military forces. Despite the sharp overall decline in the defense budget, the operations and maintenance segment has declined less sharply, as existing weapons platforms are upgraded and maintained to provide a cost-effective means of supporting a smaller military force. As a result, the operations and maintenance segment has become the largest segment of the DOD budget. Management estimates the current DOD operations and maintenance market to be approximately $92 billion per year, or approximately one-third of the U.S. defense budget. Defense procurement relates primarily to the development, production and acquisition of weapons platforms such as aircraft, land vehicles and naval vessels. Until the last few years, the procurement budget was the largest segment of the DOD budget. Over the past decade, the declining U.S. defense budget has resulted in a significant decrease in the military procurement budget as new generation weapons platforms (aircraft, ships, submarines, etc.) have been cancelled or delayed. DOD budget priorities over the next several years are likely to emphasize the readiness (operations and maintenance) of a smaller force structure and extending the lives of existing weapons platforms by incrementally upgrading their capabilities, while at the same time, the procurement portion is expected to experience a modest increase. Management believes Tracor is also well positioned to benefit from this procurement upturn.

     Declining defense budgets and increasing pressures for cost reductions have precipitated a major consolidation in the defense industry. The Company believes large diversified companies are likely to continue to make the decision to divest non-strategic defense assets, as uncompetitive cost structures and lack of critical mass and long-term commitment to the industry put them at a relative competitive disadvantage. In addition, smaller, independent businesses may find it more difficult to compete effectively in the changing defense environment and may become available for acquisition. The Company believes this industry condition will continue for the next several years and that businesses and product lines will become available for acquisition on acceptable financial terms.

COMPANY STRATEGY

     The Company's strategy in the evolving defense market consists of three key elements: (i) protect and strengthen core businesses; (ii) expand and diversify into new markets complementary to current operations, and (iii) make strategic acquisitions of well-positioned companies which complement the existing business strategy. Key elements in support of this strategy are continued high-quality performance and continued improvements in efficiency to remain highly competitive.

     PROTECT AND STRENGTHEN CORE BUSINESSES. The Company's strategy for protecting and strengthening its core businesses is comprised of a number of key elements.

          Support high-priority programs. The foundations for Tracor's core businesses are high-priority, long-term, stable programs in which Tracor has performed for many years. Many of Tracor's systems, products and services support key weapons platforms and systems which are planned to play continuing important roles in the U.S. defense strategy. These platforms include the AEGIS cruisers and destroyers, the Trident submarines, the Tomahawk missile and key aircraft including the F-16, F/A-18, C-17, C-130, B-1, B-2 and most helicopters. In addition, Tracor has been a long-term incumbent contractor in producing a large percentage of the nation's full-scale target drones, in producing a variety of range instrumentation systems for more than 20 years, in supplying high-quality image exploitation and mission planning systems and in providing important information systems expertise to a number of customers including national intelligence agencies.

          Tracor's strategy is to continue its excellent performance record in its core business areas by supplying high-quality products, systems and services at competitive prices. Because of the Company's long-term established presence, experience and knowledge, quality performance and cost competitiveness, management believes the Company is well positioned to continue to support these stable, high-priority DOD programs.

          Maintain the readiness of existing forces. The Company will continue to compete for contracts to provide products, systems and services which are suited to supporting the readiness of the military force, a major thrust of the DOD's current defense strategy. A substantial portion of the Company's operations are focused on extending the useful lives of existing weapons systems through upgrades and modifications rather than the procurement of costly new systems and providing a wide range of capabilities which enhance the combat effectiveness and readiness of military personnel and equipment.

          Enhance survivability of weapons platforms and crews. The Company's electronic warfare systems enhance the survivability of weapons platforms and related personnel at a relatively low cost. Management expects demand for these products to remain strong as customers seek effective, cost-efficient means for protecting crews and highvalue assets.

     EXPAND AND DIVERSIFY INTO NEW MARKETS. The Company is experiencing success in transferring its core technologies and competencies to new customers and markets. This expansion of core businesses and diversification to new businesses generally requires several years of planning, development and marketing. The Company's diversification and expansion efforts have focused on the following areas:

          Nondefense U.S. Government. The Company has established an important presence in the U.S. Government nondefense market. Its information systems specialists are providing advanced information systems capabilities to an expanding set of U.S. intelligence customers. In 1993 and 1995, the Company was awarded contracts from the Federal Aviation Administration (the "FAA") to perform system engineering and integration for its new radar systems. The Company has also received contracts from NASA.

          International. The Company sells a wide range of products and services to numerous friendly foreign governments. Products sold internationally include countermeasures systems and expendables, radar and electronic tracking systems, target drones, imagery systems and automatic test equipment business for F-16 aircraft acquired by foreign governments. In addition, Tracor's aircraft avionics test equipment was expanded in 1995 with the win of a test equipment program for the new Japanese fighter. International business accounted for 10% of total 1995 revenues.

          New DOD Business. Tracor is constantly evaluating its technology to identify areas of potential new business within the DOD. During 1995, the Company won contracts with a total value of more than $270 million including unexercised options that represent new DOD business. Examples include a program in support of the U.S. Army's battlefield digitization initiatives, a new flare development program and a program to develop a minefield breaching system. Tracor also won a key contract to upgrade an important Defense Mapping Agency system and a contract from the Naval Air Warfare Center to provide design engineering and software services for a variety of defense systems.

          Commercial. The Company has developed a number of commercial applications of its technology in areas as diverse as automotive laser detectors, artificial heart valve testing, digital photogrammetry, materials used in direct broadcast television antenna and laser transmitters for fiber optics communications. In addition, the Company has several contracts for applying a range of sophisticated information systems capabilities to commercial and state government customers.

     ACQUIRE COMPLEMENTARY BUSINESSES. The Company's acquisition strategy is a key component of its overall business strategy. Tracor management believes the continuing consolidation within the defense industry will result in additional opportunities for the Company to achieve selected acquisitions.

          Vitro Acquisition. On August 25, 1993, Tracor purchased all of the outstanding common stock of Vitro Corporation, including its wholly owned subsidiaries (individually and collectively referred to herein as "Vitro"), a provider of high-technology systems engineering and integration, software engineering, and various other services, from The Penn Central Corporation for approximately $92 million. Tracor financed the Vitro acquisition and refinanced existing indebtedness through the issuance of $105 million of Senior Subordinated Notes and a new $78 million credit facility. As a result of the Vitro acquisition, the Company is one of the major providers of systems and software engineering support to the Navy and is one of the few companies capable of providing the Navy with the expertise necessary for its most technologically advanced communications and guided missile systems, including those for the AEGIS cruisers and destroyers and the submarine ballistic missile programs. Vitro also strengthened Tracor's position with key nondefense U.S. government customers such as national intelligence organizations and the FAA.

          GDE Acquisition. On November 17, 1994, Tracor purchased all of the outstanding common stock of GDE Holdings, Inc., including its wholly owned subsidiaries (individually and collectively referred to herein as "GDE"), which has a major presence in the application of advanced digital imagery technology to key DOD and intelligence systems and programs, from its shareholders for approximately $102 million, including the effect of a post-closing amendment to the acquisition that was finalized in March 1995. Tracor financed the GDE acquisition by borrowing $55 million in additional term loans under its amended and restated credit agreement, issuing approximately $10.9 million of Series A Notes, issuing 1,928,050 shares of Common Stock and using approximately $19.9 million of the Company's cash on hand. As a result of the GDE acquisition, the Company has strengthened its position as a provider of products and services to both the DOD and non-DOD intelligence communities. GDE produces advanced digital technology products for imagery information systems, mission planning and automatic ground test equipment.

          AEL Acquisition. On February 22, 1996, Tracor purchased all of the approximately 4.1 million common shares of AEL Industries, Inc. ("AEL"). AEL designs and manufactures sophisticated countermeasures, simulation and radar-warning receiver systems, installs and integrates electronic avionics equipment in military and commercial aircraft and provides state-of-the-art antenna, microwave and integrated circuit components. The consideration paid to AEL shareholders was approximately $99 million cash for the common shares. AEL's long-term indebtedness prior to the acquisition totaled approximately $20 million, of which approximately $10 million was retired and approximately $10 million was assumed by Tracor. The financing of the transaction and related expenses was obtained through an increase of the Company's existing bank term credit facility and from cash on hand.

          Cost Reductions. Historically, Tracor has identified substantial cost savings following the integration of acquired businesses. Since the acquisition of Vitro and GDE, significant cost savings have been realized resulting from the consolidation of facilities, staff reductions, process improvements and elimination of other duplicative costs. A substantial portion of these annualized cost reductions are shared with customers in the form of reduced rates on cost-reimbursement type contracts. These efficiencies have enhanced the Company's profit and cost competitiveness in bidding on new contracts and recompetes of existing contracts. While the integration of the operations of AEL has just begun, and there can be no assurances as to the magnitude of cost reductions, management has already taken many cost reduction actions and believes it will result in significant cost reductions when that process is complete.

CORE BUSINESSES

     The Company's core businesses are primarily in the U.S. and international defense electronics markets. Approximately 70% of Tracor's DOD business is funded by the operations and maintenance segment of the defense budget which supports the operational readiness, effectiveness and the survivability, upgrading and long-term viability of DOD defense systems. The many agencies of the Navy are Tracor's largest customers within the operations and maintenance budget segment. The major electronic products, systems and services comprising the Company's core businesses are described below and the approximate pro forma revenue and percentage of total pro forma revenue for 1995 and the approximate historical revenue and percentage of total revenue for 1995, 1994, 1993 and 1992 represented by each are as follows:

                                   1995 PRO
                                   FORMA(A)             1995                1994                 1993                1992
                                --------------     --------------     ----------------     ----------------     --------------
                                                                        (IN THOUSANDS)
Weapons and Combat Systems
  Integration and Support.....  $293,040    29%    $293,040    33%    $317,661      46%    $158,988(c)   39%    $ 78,173    30%
Electronic Warfare Systems....   196,974    20      102,626    12       98,981      14       96,968      24       88,819    34
Weapons Testing Systems and
  Support.....................   143,414    14      126,572    14      123,210      18       68,803(c)   17       29,171    11
Communications Systems........    81,934     8       81,934     9       76,698      11       67,817      16       65,672    25
Intelligence Information
  Systems.....................    58,139     6       58,139     7       50,362       7       14,919(c)    4
Imagery and Information
  Systems.....................    66,210     7       66,210     7        7,667(b)    1
Mission Planning Systems......    78,265     8       78,265     9       12,241(b)    2
Automatic Test Systems........    80,134     8       80,134     9        7,217(b)    1
                                --------   ----    --------   ----    --------     ----    --------     ----    --------   ----
Tracor Net Revenue............  $998,110   100%    $886,920   100%    $694,037     100%    $407,495     100%    $261,835   100%
                                ========   ====    ========   ====    ========     ====    ========     ====    ========   ====

- ---------------
(a) Assumes acquisition of AEL as of January 1, 1995.
(b) Reflects approximately 6 weeks of GDE revenue in 1994.
(c) Reflects approximately 4 months of Vitro revenue in 1993.

     WEAPONS AND COMBAT SYSTEMS INTEGRATION AND SUPPORT. The Company provides systems engineering and integration, software engineering and management and technical capabilities for the operation, testing, maintenance, upgrade, protection and extension of the lives of high-priority weapons and combat systems including:

          Submarine Ballistic Missile Weapon Systems. The Company has been the systems integration contractor for submarine ballistic missile programs since the mid-1950s. Tracor's role includes systems engineering, testing, data analysis and logistics for the Polaris, Poseidon and TRIDENT weapon systems. As the weapon systems integration contractor for the United States and United Kingdom TRIDENT II system, Tracor ensures the major subsystems, including missile, launcher, navigation and fire control, are fully integrated and tested to perform as specified.

          Navy Surface Combatant Systems. Tracor is the systems engineering and integration contractor for shipboard antiair warfare guided missile systems such as the Terrier New Threat Upgrade, Tartar, AEGIS, NATO Seasparrow and Tomahawk. Systems engineering has been performed by the Company for every guided missile system installed on Navy ships since World War II. The Company develops software for track control of the Tomahawk missile and performs combat systems integration for the Tartar system. Tracor also operates a remotely controlled quarter-scale submarine used to test and evaluate various submarine component designs.

          Anti-Submarine Warfare Systems. The Company has provided engineering, software and testing capabilities for the Navy's anti-submarine warfare ("ASW") systems since 1948. Complex systems engineering and integration are provided for development, operation, quality control and life cycle maintenance of the newest ASW systems. The Company performs software engineering and systems integration for surface ship sonars; tests ASW weapons and combat systems; develops acoustic signal processing software and test instrumentation and conducts research and development in ASW sonar systems and related oceanography. The Company also provides project management, engineering and system assessment and evaluation for both the Navy's lightweight and heavyweight torpedo programs.

          Navy Aircraft. Tracor's systems engineering expertise is being utilized with a new Navy customer to provide support for the Navy's fighter and attack aircraft, helicopters, maritime patrol/reconnaissance planes and weapons avionics systems. In this area, the Company is developing software to support the common airborne instrumentation system, which is the DOD's standard test and evaluation data collection system. Tracor won a new design engineering and software contract in 1995, supporting the entire acquisition life cycle of various Navy avionics and electronic systems.

     ELECTRONIC WARFARE SYSTEMS. Tracor designed, and is currently the only manufacturer of, the most advanced and widely used countermeasures dispenser systems in the U.S. and is a major supplier of expendables, which create false targets for hostile radar-guided and heat-seeking missiles to protect aircraft, land vehicles, naval vessels and personnel. The acquisition of AEL greatly expanded the Company's electronic warfare capabilities. Tracor's primary products in this market include:

          Countermeasures Dispensers. The Company has a long history of developing and producing aircraft countermeasures dispenser systems. Tracor has developed and manufactured several generations of these systems during the past 30 years, including the newest system, the AN/ALE-47. Tracor is the sole producer of the AN/ALE-47 which is an advanced, automatic and integrated dispenser system for use on board Air Force, Navy and Army tactical and transport aircraft and helicopters, as well as aircraft of other governments. The Company's systems dispense chaff and flares as decoys against hostile missiles. These systems are also designed to dispense certain active radio-frequency decoys to counter advanced anti-aircraft threats.

          Countermeasures Expendables. Tracor develops and manufactures chaff and flare decoys, which are ejected from countermeasures dispenser systems and provide protection for aircraft, ships and personnel when operating in a missile threat environment. In 1995, Tracor acquired the chaff manufacturing business of its only U.S. chaff-producing competitor, the Lundy Division of TransTechnology Corporation. The Company is the leading developer of infrared flares in the U.S. and won a program in 1995 to develop next-generation flare expendables which decoy infrared-seeking missiles incorporating the latest counter-countermeasures features.

          Mine Neutralization and Detection Systems. The Company is developing an Explosive Standoff Minefield Breacher (ESMB) system prototype for the Army and Marine Corps. The prototype features a Tracor-designed rocket-deployed net which expands to detonate and neutralize a large area of surface or buried mines, clearing the way for rapid, safe vehicle and personnel passage. In support of this area, the Company acquired the shaped-charge munitions business unit of The Titan Corporation in 1995, which provides the explosive shaped-charges used in the ESMB system and in smaller systems for inactivating mines. Tracor is also under contract to develop hand-held and vehicular platform mounted mine detection systems which illuminate the ground with electromagnetic energy to measure field disturbances, determining mine presence and location. In addition, Tracor personnel have created products which work with standard ship navigation devices and use sonar to identify the presence of mines at sea.

          Communications and Electronic Countermeasures. Through its recent acquisition of AEL, the Company continues its long and extensive experience in the development and fielding of electronic countermeasures systems. The TACJAM-A system provides the DOD with a common, modular, multiplatform communication electronic attack capability into the 21st century. AEL's Band 1, Band 2 and Band 9/10 transmitters are key components of the jamming capability on the Navy's EA-6B and the

     Air Force's EF-111A tactical countermeasures aircraft. Their reliability and effectiveness have been dramatically demonstrated in operational service.

          Radar Warning Systems. Tracor's systems seek, identify and counter radar systems across the spectrum of frequency and application. The Company's integrated front-end technology provides expanded frequency coverage, improved direction finding accuracy and dual polarization detection for Radar Warning Receivers (RWR) and Electronic Warfare Support Measures (ESM) systems, which detect, identify and locate hostile radar and communication transmitters.

          Head-up Displays. The ANVIS Head-up Display provides a high-resolution, programmable display of critical flight data to the pilot through night vision goggles, allowing the pilot to concentrate on the outside environment while maintaining cognizance of the flight instruments. The system is being installed in the Army UH-60A/L Blackhawk and the CH-47D Chinook; the Marine Corps UH-1N Huey, CH-46E Sea Knight, KC-130T Hercules and the CH-53E Sea King; and the Navy HH-60H Seahawk. It is planned for installation in the UH-1H/V Huey, OH-58A/C Kiowa Warrior and the AH-1F Cobra.

     WEAPONS TESTING SUPPORT. The DOD is committed to sustaining the readiness of weapons and adapting current weapons to counter future threats. Tracor manufactures products for testing and evaluating weapons systems and supports weapons testing operations to achieve these objectives. The Company's work in this area includes:

          Drones. The Company has been a major producer of target drones for the DOD for more than 25 years and is the sole provider of the current drone (the QF-4) for the U.S. Armed Forces. The Company designs, manufactures and modifies retired military aircraft into full-scale drones for use as targets in weapons system testing and evaluation and personnel training. Tracor also won a contract to produce sub-scale target drones with options through the year 2000, making the Company the largest target drone supplier for the DOD. The Company also performs major upgrades and modifications for military and commercial aircraft, including electronics installation and systems integration.

          Range Operations and Instrumentation. For more than 21 years, Tracor has been a worldwide supplier of precision tracking radars, optical tracking systems, radar-threat simulators and range instrumentation control systems. This diverse array of capabilities for weapons systems test ranges includes logistics support, on-site depot level maintenance, repair of components and engineering design and fabrication. For more than 40 years, the Company has performed operations and maintenance on high-technology equipment and has supplied logistics and engineering support for research and development programs for more than 146 radar systems at 28 test ranges.

          Flight Testing and Training. Tracor performs a variety of flight testing using both military and civilian aircraft. The Company uses its tactical aircraft, equipped to launch guided and unguided weapons, to test and evaluate weapons systems and tows targets for U.S. and foreign tactical air forces to support air-to-air combat training. The Company's pilots also fly aircraft for training naval aviation navigators.

          Electronic Warfare Simulators. Tracor designs, develops and certifies a variety of airborne radar threat emitters, simulators and jammers, both pod and internally mounted. The Company also develops advanced signal threat generators for laboratory testing of the defensive avionics systems on board a variety of U.S. military aircraft.

     COMMUNICATIONS SYSTEMS. Tracor provides radio communications products, systems and services to the DOD and other government customers. The Company performs systems and design engineering, subsystem procurement, systems integration, testing and installation for these systems. It also provides logistics support, maintenance and technology upgrades for these high-priority systems to maintain their operational readiness throughout their service life. The Company's key systems include:

          AEGIS Communications Systems. Tracor is the primary contractor of turnkey radio communications systems for the Navy's newest class of destroyers and cruisers which are equipped with AEGIS weapons systems. Tracor's cost-effective performance has contributed to its winning every recompetition for its AEGIS work over the past 20 years. The most recent award covers all AEGIS ships to be constructed through 2001.

          Special Forces Communications Systems. The Company has designed, produced, installed and maintained, for more than 13 years, communications systems used by Navy Special Warfare and Joint Special Operations Forces and national intelligence agencies. Systems range in size from hand-held communications devices to full-scale communications suites for special-purpose boats, planes and vans.

          Command and Control Systems. For more than 20 years, the Company has provided systems engineering and test and evaluation in connection with the modernization and upgrading of the Navy's command and control systems communications equipment and for the Navy's worldwide center for airborne ASW flight planning and post-mission analyses. In addition, Tracor provides engineering and technical communications support for the Army worldwide military command and control systems. The Company also provides software and systems engineering, signals intelligence and electronic warfare engineering, and technical communications support services for Army military command and control systems. In addition, Tracor won a program in 1995 to provide engineering development and technical support services to the Army Communications Electronics Command Space and Terrestrial Communications Directorate.

          Navy Landing Systems. The Company has provided management, engineering and research and development for the Navy's automatic carrier landing systems and Marine air traffic control and landing systems for 23 years. These systems assist naval and marine aviators in achieving safe landings aboard aircraft carriers, shore stations and expeditionary fields.

          Identification Systems. For more than 21 years, the Company has provided hardware and software design engineering and technical support for shipboard and shore-based identification systems used by the Navy, Marines and Coast Guard.

     INTELLIGENCE INFORMATION SYSTEMS. An important component of the Company's acquisition strategy has been to build a strong presence in the intelligence information systems market. The acquisition of Quality Systems, Inc. ("QSI"), a subsidiary of Vitro, was a major penetration into the intelligence market, and the acquisition of GDE substantially expanded the Company's presence in a wide range of intelligence areas. Tracor now has a large employee base with special high-level security clearances, which are crucial for doing business in this sector. Since the early 1980s, Tracor has provided systems engineering, software engineering, systems management and training under numerous classified contracts with U.S. intelligence community customers. The Company uses state-of-the-art software engineering methods and has reengineered specialized intelligence systems to provide customers with the tools required for on-demand, dynamic and highly reliable data access and analysis.

     IMAGERY AND INFORMATION SYSTEMS. The Company develops and integrates systems, which extract and analyze information from various types of imagery. Tracor's expertise in the automation of information extraction satisfies the sophisticated image-processing requirements of both government and commercial customers worldwide. Applications for the Company's software, systems and products include mapping, charting and geodesy (MC&G), image-processing groundstations, interpretation and analysis centers, and other information systems in which digital image processing is an essential technology. Currently, Tracor has an installed base of more than 450 MC&G workstations, and its software is employed in more than 100 interpretation and analysis centers worldwide. In 1995, the Defense Mapping Agency selected Tracor as its prime contractor for its front-end processing environment program, which will permit the agency to efficiently use data from a wide variety of imaging sources. Other projects include continued development of a digital photo interpretation ground station system for a foreign customer and a multisource intelligence analysis software package for use by operational forces, as well as maintenance and enhancement of an entire digital production system at three production centers.

     MISSION PLANNING SYSTEMS. The Company provides mission planning systems for the Navy, Air Force and Strategic Command. Products include specialized software used to plan and coordinate military aircraft and weapons, imagery systems in support of targeting, planning and rehearsing military operations, and government information systems. The Company provides imagery-based mission planning systems for stealth aircraft and cruise missiles, which are expected to continue to represent the Armed Forces' primary strike capability for the foreseeable future. Management believes these products and services will benefit from the DOD's increasing need for tactical intelligence in diverse areas of the world in order to efficiently utilize and coordinate its increasingly sophisticated and costly weapons systems. In 1995, the Company's Digital Imagery Workstation Suite -- Afloat ("DIWS/A"), an important component of the Tomahawk cruise missile planning system, was installed on two Navy aircraft carriers. These systems are expected to be installed on all Navy aircraft carriers and amphibious assault ships by the year 2000. A major new program win during 1995 has placed Tracor in a key role in the development of the Air Force's new Theater Battle Management Core System. As a subcontractor to Loral Command and Control Systems, Tracor will provide the mission planning and imagery exploitation technologies and will supply other software integration capabilities to support the Air Force's improvements to its command and control infrastructure. The Company is also gaining prominence in the emerging field of information warfare (IW) by winning contracts to develop mission planning systems for the military's new family of high-altitude long-endurance reconnaissance unmanned aerial vehicles. Tracor not only supports the collection of IW information, but also offers state-of-the-art large screen display systems. The first system was delivered to the Marine Corps in 1995, and seven more are planned for 1996.

     AUTOMATIC TEST SYSTEMS. The Company has designed and built automatic test systems ("ATS") for more than 30 years and is a major supplier of ATS to the Air Force. Principal ATS products include testers for U.S. and other air forces for use with the F-16 fighter avionics and for the C-17 and C-5B transport and B-1B and B-2 bomber avionics systems. The Company produces a new generation of downsized, mobile testers, including the F-16 midlife update program and the advanced support equipment portable, ruggedized test set. The Company also provides diagnostic systems, test program sets and operations and logistics for ATS products. Deliveries of the Company's core F-16 test systems have declined during recent years due to reduced production of F-16 aircraft. However, the F-16 remains the primary Air Force tactical fighter, and the Company expects to continue to receive significant orders for program maintenance and upgrades. Expanding this product line and the Company's international presence, Tracor was awarded two contracts in 1995 to supply avionics test equipment for the new Japanese F-2 fighter (formerly designated as FS-X). The Company also supplies ATS equipment used with missile guidance and control systems, including various air-to-surface precision guided weapons, and builds avionics subsystems for Lockheed Martin's Atlas Launch Vehicle.

EXPANSION AND DIVERSIFICATION

     Tracor has increased its sales to both established and new customers. The Company has been successful in translating its technologies and products to other military customers, other governmental agencies, the foreign marketplace and select commercial customers. See "-- Core Businesses" and "-- Company Strategy." Tracor's other expansion and diversification initiatives are described below.

          Army Programs. Over the past eight years, Tracor has expanded its systems, software and technical capabilities to various Army areas including the Global Command and Control System, signals intelligence/electronic warfare, CECOM (Communications Electronics Command) and C(4)I support.

          Camouflage, Concealment and Deception. In an extension of its countermeasures technology, Tracor has developed coatings and camouflage materials to conceal aircraft, ground-based installations and ships from detection by radar, infrared scanners and other sensing systems.

          Air Transportation Systems. The Company won a $66 million contract with the FAA in 1993 to provide systems, hardware and software engineering for the development, testing and operation of new air traffic control and surveillance systems across the U.S. This seven-year contract emphasizes Tracor's ability to transfer its radar engineering expertise to non-DOD governmental agencies. In 1995, Tracor won an FAA contract to provide test and evaluation engineering services for surveillance and weather radar systems.

          NASA Programs. Since 1988 the Company has provided engineering for safety, reliability, maintainability and quality assurance for NASA's manned and unmanned space flights.

          Public Information Systems. The Company has successfully translated certain capabilities into new business in the public sector. For example, signal processing expertise developed under Navy sonar programs and advanced database systems are the foundation for a statewide regulatory and compliance system, client server based order fulfillment system for Hewlett-Packard, as well as for aircraft noise monitoring systems sold to 18 major U.S. airports.

          Commercial. The Company has successfully applied its technologies to a number of commercial products and services and continues to seek new opportunities. Current commercial diversifications include:

             Photogrammetry. Through its subsidiary, Helava, the Company provides integrated digital stereo software which operates on commercial computer hardware, principally in the commercial photogrammetry market. Helava provides photogrammetric workstations and high-quality scanners for map compilation, engineering regional planning, orthophoto production, digital terrain collection and environmental management. Through a distributorship agreement with Leica, Inc., a world leader in surveying and photogrammetric systems, Tracor's systems are being sold in 34 countries.

             Remote Sensing. Tracor has entered the growing new market of commercial remote sensing systems, having joined the Boeing-led Resource21 team which is evaluating a business to offer a sophisticated satellite imaging system to collect multispectral pictures of the Earth's farmlands and provide information to substantially improve crop yields. Employing technologies developed in national security applications, Tracor will be responsible for the ground data processing, image assessment, archiving and product generation for this system. With the Company's proprietary technologies in image processing and manipulation, coupled with the leading edge satellite technologies provided by its teammates, Tracor management believes it is well positioned in this emerging market.

             Chaff. Tracor is under contract with the leading manufacturer of direct broadcast satellite antennae, supplying its aluminum-coated glass fibers (chaff) as an integral part of that firm's molded antennae. The proprietary nature of Tracor's manufacturing process of chaff, typically used in military applications, positions the Company to benefit from the increasing popularity of direct broadcast television.

MAJOR CUSTOMERS

     The net sales of Tracor are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. government. The various U.S. government customers exercise independent purchasing decisions, and sales to the U.S. government are generally not regarded as constituting sales to one customer, but instead, each contracting entity is considered to be a separate customer. As of March 31, 1996, Tracor was performing under approximately 740 contracts with approximately 105 customers within various U.S. government agencies. Sales to all such agencies are subject to conditions unique to sales to the U.S. government. See "Risk Factors -- Certain Risks Associated with Government Contracts."

RESEARCH AND DEVELOPMENT

     Tracor employs scientific, engineering and other personnel to improve existing product lines and to develop new products in the same or related fields under programs funded by the respective companies or, in the case of Tracor, under customer contracts through which Tracor is reimbursed directly for its efforts. Customer-sponsored programs sometimes lead to the development of products which Tracor has the opportunity to produce for others.

     During the past three fiscal years, Tracor has expended the following amounts on Company-sponsored and customersponsored research and development activities:

                                                                 1995       1994      1993
                                                                ------     ------     -----
                                                                       (IN MILLIONS)
    Customer-sponsored........................................  $132.3     $104.9     $71.8
    Tracor-sponsored..........................................     5.4        4.7       3.5

     A significant portion of the increase in Tracor's customer-sponsored research and development costs in 1994 and 1995 is attributable to the inclusion of Vitro and GDE expenditures following their acquisition by the Company in August 1993 and November 1994, respectively, the award of several new contracts, and increased research and development efforts under several existing contracts.

COMPETITION

     The Company experiences vigorous competition from industrial firms and U.S. government agencies, some of which have substantially greater resources. A majority of the sales of the Company is derived from contracts with the U.S. government and its prime contractors, and such contracts are awarded on the basis of negotiations or competitive bids. Management does not believe any one competitor or a small number of competitors is dominant in any of the business areas of the Company. Management believes the Company will continue to be able to compete successfully based upon the quality and cost competitiveness of its products and services.

GOVERNMENT CONTRACTS

     Substantially all of the Company's revenues result from contracts with the U.S. government and its prime contractors. System engineering and integration, software engineering and other engineering and management support contracts are generally cost-reimbursement fixed-fee type contracts. Product engineering and development contracts are either cost-reimbursement fixed-fee type or fixed-price type contracts. Contracts for the manufacture of products are usually fixed-price type contracts. Cost-reimbursement type contracts provide for the payment of actual allowable costs, plus a fee. Under fixed-price type contracts, the contractor benefits from or shares in cost savings but generally bears or shares the risk of cost overruns. Cost-reimbursement type contracts are normally priced to realize lower margins than fixed-price type contracts. For the year ended December 31, 1995, approximately 60% of the Company's revenues were derived from cost-reimbursement type contracts, and approximately 40% of the Company's revenues were derived from fixed-price contracts. For the year ended December 31, 1995, approximately 78% of AEL's revenues were derived from fixed-price contracts, and approximately 22% of AEL's revenues were derived from cost-reimbursement type contracts.

     Contracts with the U.S. government and its prime contractors contain standard provisions for termination at the convenience of the U.S. government or such prime contractor, pursuant to which the Company and AEL are generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination. Contracts with the U.S. government do not provide for renegotiation of profits.

     Companies supplying products and services directly or indirectly to the U.S. government are subject to other risks such as contract suspensions, changes in policies or regulations and availability of funds. Any of these factors could adversely affect the Company's and AEL's businesses with the U.S. government in the future. See "Risk Factors -- Certain Risks Associated with Government Contracts."

SALES TO FOREIGN CUSTOMERS

     For 1995, 1994 and 1993, approximately $87.0 million, $63.6 million and $47.8 million (representing 10%, 9% and 12%, respectively) of the net sales of the Company were attributable to sales and services provided to foreign customers. The percentage of net sales of the Company attributable to foreign customers in 1994 decreased, primarily due to the acquisition of Vitro, even though the total dollar amount of sales attributable to foreign customers increased in 1994. Only $3.7 million of these sales in 1993 were attributable to Vitro. The principal customers are governments of those countries in Western Europe, the Middle East and the Pacific Rim region which are generally deemed to be friendly to the government of the United States and to have relatively stable governments. Each of the contracts with these customers is subject to the risks inherent in dealing with foreign governments (e.g., changes of administration or governmental form, economic problems, etc.). Although the loss of all of the Company's foreign business could have a materially adverse impact on its results of operations and financial condition, it is management's opinion that this risk is remote and that the loss of any single contract with a foreign government would not be material.

     For 1995, 1994 and 1993, approximately 7%, 17% and 11%, respectively, of the net sales of AEL were attributable to sales and services provided to foreign customers. The principal customers are certain governments which are generally deemed to be friendly to the government of the United States and to have relatively stable governments. Each of the contracts with these customers is subject to the risks inherent in dealing with foreign governments (e.g., changes of administration or governmental form, economic problems, etc.). The loss of any single contract with a foreign government would not be material to AEL.

EMPLOYEES

     As of February 29, 1996, the Company had approximately 10,000 employees. Of this number, approximately 4,200 employees held advanced or bachelor's degrees in a number of scientific disciplines. Approximately 100 of the Company's employees are located outside of the United States. Less than three percent of the Company's U.S. employees are covered by collective bargaining agreements with labor unions. The Company considers relations with its employees to be excellent.

BACKLOG

     In each of its major lines of business, the Company has significant firm backlog and unexercised contract options which may be exercised by the customer. Firm backlog represents the amount of revenue expected to be recognized for contractually authorized performance of awarded firm contractual commitments. Firm backlog may include amounts yet to be fully funded by the customer or amounts for performance yet to be fully definitized. Unexercised contract options represent the amount of revenue which would be recognized from the performance of contract options that may be exercised by customers under existing contracts and from task orders to be issued under indefinite quantity contracts or basic ordering agreements. Amounts included in both firm backlog and unexercised contract options are based on the contract's total awarded value and the Company's estimates regarding the amount of the award that will ultimately result in the recognition of revenue. These estimates are based on the Company's experience with similar awards and similar customers. Estimates are reviewed periodically and appropriate adjustments are made to the amounts included in firm backlog and unexercised contract options. Historically, these adjustments have not been significant.

     The Company's firm backlog at December 31, 1995 was $924.0 million, compared with $806 million as of December 31, 1994. The Company's unexercised contract options as of December 31, 1995 were $948.9 million, compared with $1 billion at December 31, 1994. Management does not believe that the Company's firm backlog is seasonal in any material respect. Approximately 75% of firm backlog as of December 31, 1995, is expected to be realized as sales within one year. Approximately 79% of firm backlog as of December 31, 1995, was comprised of contracts with agencies of the U.S. government or its prime contractors.

     AEL's firm backlog at December 31, 1995 was $77.4 million, and unexercised contract options were $106.9 million. Management does not believe that AEL's backlog is seasonal in any material respect. Approximately 87% of backlog at December 31, 1995, is expected to be earned within one year. Approximately 78% of backlog at December 31, 1995, was comprised of contracts with agencies of the U.S. government or its prime contractors. See "-- Major Customers" and "-- Government Contracts."

SOURCES AND AVAILABILITY OF RAW MATERIALS

     The Company's manufacturing operations require a wide variety of electronic and mechanical components for which the Company has multiple commercial sources. The Company's manufacturing operations also require raw materials which are purchased in the open market and are normally available from a number of suppliers. The Company has not experienced any significant delays in obtaining timely deliveries of essential materials.

COMPLIANCE WITH ENVIRONMENTAL CONTROLS

     There have not been, and the Company does not anticipate, any materially adverse effects upon the capital expenditures, earnings or competitive position of the Company resulting from compliance with federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment.

PATENTS

     As of March 14, 1996, the Company owned 110 patents and had 33 patent applications pending (includes 34 patents and 16 patent applications pending obtained in the AEL Acquisition). The Company does not believe that existing patents and licenses are material in the conduct of its business as a whole and believes that research, development and engineering skills are more significant. The U.S. government typically receives royalty-free licenses on inventions arising from government contracts, with each company retaining all commercial rights with respect to such inventions. While patents are not material to the operation of the business, proprietary information of the Company is adequately protected through the requirement that employees execute confidentiality agreements as a condition of employment.

LEGAL PROCEEDINGS

     Tracor is involved in various lawsuits and is subject to certain contingencies incidental to its business. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the consolidated financial position of Tracor.

PROPERTIES

     The Company's facilities are located primarily in the United States. The Company's corporate offices and certain administrative, manufacturing and engineering facilities are located in Austin, Texas on a 140 acre campus owned by the Company and contain approximately 612,000 square feet of offices and engineering and manufacturing facilities. The Company occupies approximately 1,218,000 square feet of administrative and engineering facilities in the Washington, D.C. area consisting of multiple facilities leased by the Company under leases with differing expiration dates, the latest of which expires in 2020. The Company also owns approximately 230,000 square feet of administrative and engineering facilities located in the Washington, D.C. area and California, Maryland. The Company leases approximately 40,000 square feet of administrative and engineering facilities in Silverdale, Washington.

     The Company owns approximately 122,000 square feet of administrative, manufacturing and engineering facilities located in Ft. Walton Beach, Florida. The Company leases (under a lease expiring in 1998) or owns engineering facilities in Groton and New London, Connecticut, containing approximately 78,000 square feet of space. The Company leases 48,000 square feet of administrative and engineering facilities in Bloomington, Indiana under a lease expiring in 1996. The Company owns approximately 40,000 square feet of administrative, manufacturing and engineering facilities in Alpharetta, Georgia and owns approximately 10,000 square feet of administrative and manufacturing facilities in Butler, Georgia.

     The Company occupies approximately 220,000 square feet of administrative, manufacturing, engineering and aircraft hangar facilities in Mojave, California, some of which is owned and some of which is leased under a lease expiring in 2035. This site also includes ramp space associated with the aircraft hangars. The Company owns approximately 134,000 square feet of administrative, manufacturing, engineering and aircraft hangar facilities in East Alton, Illinois.

     The Company occupies approximately 123,000 square feet of leased space located in East Camden, Arkansas utilized for administrative and manufacturing purposes under a lease expiring in 2005, with an additional 10 year term under option, and approximately 117,000 square feet of owned space located in San

Ramon, California and utilized for administrative, manufacturing and engineering. The Company also utilizes leased space for administrative, engineering and manufacturing in Lillington, North Carolina (75,000 square feet) and Jerusalem, Israel (23,000 square feet), under leases expiring in 2000 and 2003, respectively.

     The Company leases approximately 472,000 square feet of administrative, manufacturing and engineering facilities in various locations in San Diego, California. The Company owns approximately 454,000 square feet of administrative, manufacturing and engineering facilities located in Montgomery Township, Pennsylvania.

     The Company's facilities also include certain other leased facilities at miscellaneous locations, having no more than 20,000 square feet at any location and aggregating approximately 213,000 square feet, under leases expiring on various dates.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     Pursuant to the Delaware General Corporation Law, as implemented by Tracor's Certificate of Incorporation and Bylaws, all corporate powers are exercised by or under the direction of the Board of Directors. The Board of Directors has created committees with responsibility for audits, compensation, and ethical issues. Each director who is not an employee of Tracor or a subsidiary serves on one or more committees. Officers of the Company serve at the discretion of the Board of Directors. The Board of Directors and executive officers of the Company consist of the persons named in the table below. Additional information with respect to those persons who serve as directors and executive officers is set forth below the table.

                   NAME                     AGE            POSITION(S) WITH THE COMPANY
- ------------------------------------------  ----    ------------------------------------------
James B. Skaggs...........................    58    Chairman of the Board and President
Robert K. Floyd...........................    60    Vice President and Chief Financial Officer
Barry G. Campbell.........................    53    Vice President; President of Vitro
                                                    Corporation
Donald L. Fagan...........................    66    Vice President; President of Tracor Flight
                                                    Systems, Inc.
K. Bruce Hamilton.........................    54    Vice President; President of Tracor
                                                    Applied Sciences, Inc.
George R. Melton..........................    49    Vice President; President of Tracor
                                                    Aerospace, Inc.
Dr. Terry A. Straeter.....................    53    Vice President; President of GDE Systems,
                                                    Inc.
Woody Endsley.............................    43    Vice President and Treasurer
Robert J. Fitch...........................    48    Vice President -- Government Relations
Leroy J. Kana.............................    63    Vice President -- Quality, Safety and
                                                    Environmental Program
Russell E. Painton........................    55    Vice President, General Counsel and
                                                    Corporate Secretary
John M. Rock, III.........................    56    Vice President -- Technology and
                                                    Information Systems
Roger W. Sadler...........................    59    Vice President -- Business Development
Murray Shaw...............................    64    Vice President -- Human Resources
Thomas V. Talbott.........................    59    Vice President and Controller
Elvis L. Mason............................    62    Director (Class A)
William E. Conway, Jr.....................    46    Director
Dr. Julian Davidson.......................    68    Director
Anthony Grillo............................    40    Director
Bob Marbut................................    60    Director
Lt. Gen. Thomas P. Stafford (Ret.)........    65    Director

     JAMES B. SKAGGS has been a director of the Company since November 1991 and was a director of Tracor's predecessor company ("Old Tracor") from March 1990 to December 1991. He has also served as the President of the Company since November 1991. Mr. Skaggs also served as President and a director of Westmark from March 1990 through December 1991 and as President of Old Tracor from December 1990 until December 1991.

     ROBERT K. FLOYD has been Vice President and Chief Financial Officer of the Company since December 1990.

     BARRY G. CAMPBELL has been Vice President of the Company and President and Chief Executive Officer of Vitro Corporation since October 1993. He has held various positions with Vitro Corporation since 1970.

     DONALD L. FAGAN has been Vice President of the Company since September 1991 and President of Tracor Flight Systems, Inc. since 1990.

     K. BRUCE HAMILTON has been Vice President of the Company and President of Tracor Applied Sciences, Inc. since 1989.

     GEORGE R. MELTON has been Vice President of the Company since March 1990 and President of Tracor Aerospace, Inc. since September 1990.

     DR. TERRY A. STRAETER has been Vice President of the Company since December 1994 and President and Chief Executive Officer of GDE since November 1992. From February 1991 until November 1992, he served as Corporate Vice President and General Manager of the Electronics Division of General Dynamics Corporation.

     WOODY ENDSLEY has been Vice President and Treasurer of the Company since April 1991. He served as Corporate Controller of the Company from January 1988 through April 1991.

     ROBERT J. FITCH has been Vice President -- Government Relations since August 1995. From April 1993 to July 1995, he served as Vice President, Corporate Strategic Development for GDE. Between 1984 and 1993, he was the senior staff member of the Program and Budget Authorization staff of the House Permanent Select Committee on Intelligence.

     LEROY J. KANA has been Vice President -- Quality Safety and Environmental Programs of the Company since December 1992 and has been associated with the Company and its subsidiaries in various capacities since 1969.

     RUSSELL E. PAINTON has been Vice President and General Counsel of the Company since April 1983. He has also been Secretary of the Company since January 1991.

     JOHN M. ROCK, III has been Vice President -- Technology and Information Systems of the Company since September 1991. From January 1990 through September 1991, he was President of Eagle GT, Inc.

     ROGER W. SADLER has been Vice President -- Business Development of the Company since August 1991. From 1988 through August 1991, he worked as a private consultant.

     MURRAY SHAW has been Vice President -- Human Resources of the Company since May 1983.

     THOMAS V. TALBOTT has been Vice President and Controller of the Company since April 1991.

     ELVIS L. MASON has been a director of the Company since November 1991. He is a member of the Compensation/Stock Option Committee. Since August 1984, he has served as managing partner of Mason Best Company, L.P. ("Mason Best"), an investment banking firm, and on the boards of several privately held companies in which Mason Best was a significant shareholder. He also has served, since December 1991, as a director and, since February 1992, as Chairman of the Board and CEO of Safeguard Business Systems, Inc., a supplier of office management products and services for small businesses, and its parent, San Jacinto Holdings. Mr. Mason also serves as a director of United Meridian Corporation and American Eagle Group, Inc.

     WILLIAM E. CONWAY, JR. has been a director of the Company since April 1995. Mr. Conway is the person designated by Carlyle, as the Holder Representative, to serve on the Tracor Board. See "-- Certain Agreements Relating to the Nomination of Directors." Mr. Conway joined Carlyle in August 1987 and is a Managing Director. He serves on the boards of directors of BDM International, Inc. (October 1990 to present), GTS Duratek, Inc. (January 1995 to present), and Highwaymaster, Inc. (June 1994 to present). Mr. Conway also serves on the boards of several private companies in which Carlyle has invested. Prior to Tracor's acquisition of GDE, he served as Chairman of the Board of GDE.

     DR. JULIAN DAVIDSON has been a director of the Company since November 1991. He is Chairman of the Compensation/Stock Option Committee. Dr. Davidson is President and Chief Executive Officer of Davidson

Enterprises, LLC, a commercial and defense consulting firm since April 1, 1996. Prior thereto, he was a senior vice president of Booz, Allen and Hamilton from May 1984 to April 1996. He also serves as a director on the boards of several privately held companies.

     ANTHONY GRILLO has been a director of the Company since December 1991. He is Chairman of the Audit/Ethics Committee. Mr. Grillo is a Senior Managing Director of The Blackstone Group, L.P., an investment banking firm. Prior to May 1991, he was a Managing Director with the corporate finance division, Restructuring and Reorganization Group of Chemical Bank (November 1989 through May 1991). Mr. Grillo currently serves as a member of the board of directors of Littelfuse, Inc. (since November 1991), a successor to OTC Littelfuse, Inc., a former affiliate of Old Tracor, and of Joule, Inc., as well as a member of the board of directors of several privately held companies. He is also a Trustee of the Academy of Political Science.

     BOB MARBUT has been a director of the Company since November 1991. He is a member of the Compensation/Stock Option Committee. Mr. Marbut is Chairman and CEO of Argyle Television, Inc., which he helped found in 1994 and which now owns and operates television stations in the United States. He is also Chairman and CEO of Argyle Communications, Inc. (founded in January 1992), which is the managing general partner of Argyle Communications Partners, L.P., a limited partnership involved in the acquisition and operation of television stations, and successor to The Argyle Group, of which he has been Chairman and CEO since January 1992. Mr. Marbut founded Argyle Television Holdings, Inc., a television station group, in 1993 and was its Chief Executive Officer until it was sold in April 1995. He serves on the boards of directors of Premark International, Inc. (1986 to present); Diamond Shamrock, Inc. (March 1990 to present); Argyle Communications, Inc. (January 1992 to present); Argyle Television, Inc. (August 1994 to present); and Katz Media Group, Inc. (August 1994 to present).

     LT. GEN. THOMAS P. STAFFORD (RETIRED) has been a director of the Company since April 1994. Lt. Gen. Stafford is a co-founder of the technical consulting firm of Stafford, Burke, and Hecker, Inc. (1983). He serves on the boards of directors of Allied-Signal Corporation (March 1981 to present), CMI, Inc. (1983 to present), Fisher Scientific, Inc. (December 1991 to present), Pacific Scientific, Inc. (February 1987 to present), Seagate Technologies, Inc. (March 1988 to present), Tremont, Inc. (October 1990 to present), Wackenhut, Inc. (October 1991 to present), and Wheelabrator Technologies, Inc. (September 1987 to present); all of which are listed on the New York Stock Exchange. Lt. Gen. Stafford also served on the board of directors for Gulf USA, Inc. (NYSE) from 1992 to 1993.

CERTAIN AGREEMENTS RELATING TO THE NOMINATION OF DIRECTORS

     In connection with the GDE Acquisition, Tracor entered into a Holders Agreement relating to the nomination of a Carlyle director to its Board of Directors. The GDE Holders Agreement permits Carlyle, as the Holder Representative, to designate a nominee for director of Tracor, which nominee must be reasonably satisfactory to the Board of Directors, to be voted on at each meeting of stockholders held for the purpose of electing directors. The Holder Representative may designate one nominee for director of Tracor so long as certain former stockholders of GDE hold in the aggregate at least 800,000 shares of Common Stock acquired in the GDE Acquisition.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of          , 1996, certain information
known to the Company with respect to the beneficial ownership (as defined in the rules of the Commission) of Common Stock by all directors, the chief executive officer and the other executive officers named on the summary compensation table, all directors and executive officers as a group, any person who is known by the Company to be the beneficial owner of more than five percent of the Common Stock and the Selling Stockholders.

                                                 BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
             DIRECTORS, EXECUTIVE                  PRIOR TO OFFERING        NUMBER         AFTER OFFERING(1)
           OFFICERS, 5% STOCKHOLDERS             ---------------------     OF SHARES     ---------------------
           AND SELLING STOCKHOLDERS               NUMBER       PERCENT      OFFERED        NUMBER      PERCENT
- -----------------------------------------------  ---------     -------     ---------     ----------    -------
Dr. Julian Davidson............................
Anthony Grillo.................................
Bob Marbut.....................................
Elvis L. Mason.................................
Lt. Gen. Thomas P. Stafford....................
James B. Skaggs................................           (2)
Barry G. Campbell..............................           (3)
Russell E. Painton.............................           (4)
Robert K. Floyd................................           (5)
George R. Melton...............................           (6)
Dr. Terry A. Straeter..........................           (7)
William E. Conway..............................
Gerald B. Unterman.............................           (8)
Edward C. Johnson..............................           (9)
The Carlyle Group, L.P.........................
General Electric Pension Trust.................
All directors and executive officers
  as a group, including those named above......           (10)

- ---------------
  * less than 1%

 (1) Assumes no exercise by the Underwriters of their over-allotment option.
 (2) 162,760 shares are held pursuant to currently exercisable stock options, and 100,000 are held pursuant to stock options which become exercisable within 60 days. In addition, 10,000 shares are held pursuant to Series A Warrants which are convertible into Tracor Common Stock.
 (3) 15,000 shares are held pursuant to currently exercisable stock options, and 6,000 shares are held pursuant to stock options which become exercisable within 60 days.
 (4) 39,700 shares are held pursuant to currently exercisable stock options, and 13,300 shares are held pursuant to stock options which become exercisable within 60 days.
 (5) 47,250 shares are held pursuant to currently exercisable stock options, and 16,000 shares are held pursuant to stock options which become exercisable within 60 days. In addition, 1,000 shares are held pursuant to Series A Warrants which are convertible into Tracor Common Stock.
 (6) 45,000 shares are held pursuant to currently exercisable stock options, and 15,400 shares are held pursuant to stock options which become exercisable within 60 days.
 (7) 18,000 shares are owned directly by Dr. Straeter and 158,331 shares are held by a family trust over which Dr. Straeter has control. In addition, 1,500 shares are held pursuant to currently exercisable stock options, 4,500 share are held pursuant to stock options which become exercisable within 60 days, and 2,000 shares are issuable upon exercise of Series A Warrants.
 (8) GBU, Inc. is the sole general partner of Oak Tree Partners, L.P. and GEM Convertible Securities Partners, L.P. GBU beneficially owns 1,177,599 shares of Tracor Common Stock (which are directly owned by Oak Tree Partners, L.P.) and 152,500 Series A Warrants (which are directly owned by GEM Convertible Securities Partners, L.P.) to purchase Tracor Common Stock. Gerald B. Unterman is the president, majority shareholder and a director of GBU, Inc. He is also the president, sole shareholder and a director of GEM Capital Management, Inc. GEM Capital Management, Inc. is a registered investment advisor whose accounts own 60,001 shares of Tracor Common Stock which Mr. Unterman may be deemed to beneficially own. Mr. Unterman is the trustee of a profit sharing plan which owns 34,000 shares of Tracor Common Stock. In addition, Mr. Unterman owns directly 100,000 shares of Tracor Common Stock and 514,375 Series A Warrants. With respect to the 1,177,599 shares owned by Oak Tree Partners, L.P., GBU owns a 9.9% interest in that partnership and Mr. Unterman owns 83% of GBU, Inc. Therefore, Mr. Unterman claims beneficial ownership of only 97,740 of those shares. With respect to the 152,500 shares which may be acquired upon the exercise of the 152,500 Series A Warrants owned by GEM Convertible Securities Partners, L.P., GBU, Inc. owns a 1% interest in that partnership, and Mr. Unterman owns 83% of GBU, Inc. Therefore, Mr. Unterman claims beneficial ownership of only 1,266 of those shares.
 (9) Edward C. Johnson is the Chairman of FMR Corp., which beneficially owns 1,556,030 shares of Tracor Common Stock. Fidelity Contrafund, which is controlled by FMR Corp., owns 827,300 shares of Tracor Common Stock. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 102,400 shares of Tracor Common Stock. Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 102,400 shares and sole power to vote or to direct the voting of 99,700 shares, and no power to vote or to direct the voting of 2,700 shares of Tracor Common Stock.
(10) Includes shares subject to outstanding warrants and options held by directors and officers.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of             , 1996, there were shares of Common Stock outstanding. In
addition, there are unissued shares reserved for issuance upon exercise of Series A Warrants (exercisable at $2.54 per share) outstanding as of such date.
As of             , 1996, options to purchase    shares were exercisable and
options to purchase    shares will become exercisable on or before December 31,
1996. Upon exercise of such options, all underlying shares will be freely tradeable.

     In connection with the GDE Acquisition, the Company filed a shelf registration statement covering 1,928,050 shares of Common Stock issued to former GDE shareholders. Holders of certain shares of the Common Stock outstanding have certain demand and "piggyback" registration rights granted pursuant to a Registration Rights Agreement dated as of December 20, 1991 and a Registration Rights Agreement dated November 17, 1994. Certain holders of Series A Warrants have demand and "piggyback" registration rights pursuant to the
Series A Warrant Agreement dated as of December 20, 1991. Holders of    shares
of the Common Stock outstanding have certain demand and "piggyback" registration rights granted pursuant to a Registration Rights Agreement dated as of
            , 1996.

     The Company, the Selling Stockholders and the directors and officers and certain other stockholders of the Company, holding in the aggregate
approximately    % of the shares of Common Stock outstanding after completion of this Offering, have agreed, subject to certain limited exceptions, not to offer, contract to sell or otherwise dispose of any shares of Common Stock, or any interests therein, or any securities convertible into or exercisable or exchangeable for, shares of Common Stock, or rights to acquire the same, for a
period of   days after the date of this Prospectus, without the prior written consent of the Representatives, except pursuant to the Underwriting Agreement.
Following such period, except for    shares deliverable upon the exercise of
certain of the warrants, these shares will be freely tradeable without restriction or further registration under the Securities Act unless such shares are owned by "affiliates" of the Company as that term is defined under Rule 144 under the Securities Act or unless such shares are "restricted securities" as that term is defined under Rule 144 and were acquired within the past three years from the Company or from an affiliate of the Company. Management believes that substantially all of the shares of Common Stock outstanding are freely
tradeable except for    shares of Common Stock and    shares of Common Stock
deliverable upon the exercise of warrants. See "Principal and Selling Stockholders."

     In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the issuer or from an "affiliate" of the issuer, as that term is defined under the Securities Act, the acquirer or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if three years have elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above.

     On December 11, 1992, the Company filed a registration statement that is effective and that covers 500,000 of the shares issuable upon exercise of stock options. A second registration statement was filed on March 28, 1994 to include an additional 500,000 of such shares. Accordingly, upon exercise of such options, all underlying shares issued will be freely tradeable.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 53,000,000 shares of Common Stock, $.01 par value per share and 1,000,000 shares of Preferred Stock, $.01 par value per share.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Holders of Common Stock are not entitled to cumulate their votes. Each share of Common Stock is entitled to participate equally in dividends with each other share of Common Stock if, as and when declared by the Board of Directors, subject to prior rights of Preferred Stock. The holders of Common Stock also share ratably in any distribution upon liquidation or dissolution, subject to the prior rights of any holders of Preferred Stock. Holders of Common Stock have no conversion, redemption or preemptive rights. At , 1996, there were approximately holders of Common Stock, of which were stockholders of record.

PREFERRED STOCK

     The Board of Directors has the authority, without further action of the stockholders of the Company, to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. At December 31, 1995, no shares of Preferred Stock had been issued by the Company. At the discretion of the Board of Directors of the Company, and subject to its fiduciary duties, the Preferred Stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, Preferred Stock could be issued with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation.

BUSINESS COMBINATIONS UNDER DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior thereto, did own) 15% or more of the corporation's voting stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation and Bylaws provide broadly for indemnification of the officers and directors of the Company. In addition, the Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director in his or her capacity as a director.

     The Company has entered into indemnification agreements with its directors and certain officers. These agreements provide that the Company will fully indemnify such person against all costs and expenses incurred in connection with legal proceedings that arise by reason of the fact that such person is or was an officer or a director of the Company. The agreements continue until the conclusion of all legal proceedings brought within ten years after such individual has ceased to be a director or officer of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Society National Bank, Dallas, Texas 75270.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Selling Stockholders have agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom is acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholders, the aggregate number of shares of Common Stock (the "Shares") set forth opposite its name below.

                                                                                     NUMBER
                                  UNDERWRITERS                                      OF SHARES
- --------------------------------------------------------------------------------    ---------

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by the Underwriters, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Selling Stockholders have granted to the Underwriters an option, exercisable by the Representatives during the 30-day period after the date of
this Prospectus, to purchase up to      shares of Common Stock at the same price
per share as the initial shares of Common Stock to be purchased by the Underwriters. The Representatives may exercise such option only to cover over-allotments in the sale of the shares of Common Stock. To the extent that the Representatives exercise such option, the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriters in the above table, bears to the total number of shares in the above table.

     The Selling Stockholders have been advised by the Representatives that the Underwriters propose initially to offer the Shares to the public at the initial public offering price set forth on the cover page of this Prospectus, and through the Representatives to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the Offering, the public offering price and other selling terms may be changed upon the mutual agreement of the Representatives.

     The Company, its directors and officers, the Selling Stockholders and certain other stockholders of the Company, holding in the aggregate
approximately      % of the shares of Common Stock outstanding after completion of this offering, have agreed that they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any interests therein, or any securities convertible into, or exchangeable for, shares of Common Stock, or rights to acquire the same, for a period of days from the date of this Prospectus without the prior consent of the Representatives, except pursuant to the Underwriting Agreement.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payment that the Underwriters may be required to make in respect thereof.

     The Underwriters and certain selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on NASDAQ in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed on NASDAQ by a market maker that is not participating in the distribution of the Common Stock, (ii) may not have net daily purchases of the Common Stock that exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part and (iii) must identify its bids as bids made by a passive market maker.

     BT Securities Corporation is an affiliate of Bankers Trust Company, the administrative agent and one of the bank lenders under the Amended Credit Facility. BT Securities Corporation acted as sole underwriter in connection with the offering of the Existing Notes for which it received customary underwriting compensation. The Company also agreed to indemnify BT Securities Corporation against certain liabilities and expenses in connection with the offering of the Existing Notes, including certain liabilities under the federal securities laws.

     Certain of the Underwriters and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company and its subsidiaries on a fee for services basis.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon by Winstead Sechrest & Minick P.C., Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by and for the Selling Stockholders by
                        .

                                    EXPERTS

     The consolidated financial statements of Tracor, Inc. and subsidiaries as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Registration Statement on Form S-4/S-3 and related prospectuses have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets of AEL Industries, Inc. as of February 24, 1995 and February 25, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years then ended, appearing in this Registration Statement on Form S-4/S-3 and related prospectuses have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated statements of operations, shareholders' equity and cash flows of GDE Holdings, Inc. for the forty-six weeks ended November 17, 1994 and the twelve months ended December 31, 1993 included in this prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon and have been so included in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Westmark Systems, Inc., as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   10
Price Range of Common Stock and
  Series A Warrants...................   10
Dividend Policy.......................   10
Capitalization........................   11
Selected Historical and Pro Forma
  Financial Data......................   12
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations...............   14
Business..............................   17
Management............................   30
Principal and Selling Stockholders....   33
Shares Eligible for Future Sale.......   35
Description of Capital Stock..........   36
Underwriting..........................   37
Legal Matters.........................   38
Experts...............................   38
Index to Financial Statements.........  F-1

================================================================================

================================================================================


                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                                             SHARES


                                     TRACOR


                                  COMMON STOCK



                                           , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14 TO FORM S-3.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses payable by the Company in connection with the issuance and distribution of the securities being registered:


    Registration fee..............................................................  $ 40,074
    NASD filing fee...............................................................       -0-
    Printing and engraving expenses...............................................   175,000
    Blue sky fees and expenses (including legal fees and expenses)................    10,000
    Legal fees and expenses.......................................................   350,000
    Accounting fees and expenses..................................................    75,000
    Miscellaneous.................................................................    10,000
                                                                                    --------
              Total...............................................................  $660,074


ITEM 20 TO FORM S-4; ITEM 15 TO FORM S-3. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the provisions of Section 145(a) of the Delaware General Corporation Law, the Company has the power to indemnify anyone made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) because such person is or was a director or officer of the Company against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of such action, suit, or proceeding, provided that (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interest and
(ii) in the case of a criminal proceeding such person had no reasonable cause to believe his conduct was unlawful.

     With respect to an action or suit by or in the right of the Company to procure a judgment in its favor, Section 145(b) of the Delaware General Corporation Law provides that the Company shall have the power to indemnify anyone who was, is, or is threatened to be made a party to any threatened, pending, or completed action or suit brought by or in the right of the Company to procure a judgment in its favor because such person is or was a director or officer of the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interests, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Indemnification as described above shall be granted in a specific case only upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) independent legal counsel in a written opinion if such quorum cannot be obtained or if a quorum of disinterested directors so directs, or (c) the shareholders of the Company.

     Section 145(g) of the Delaware General Corporation Law permits the purchase and maintenance of insurance to indemnify directors and officers against any liability asserted against or incurred by them in any such capacity, whether or not the Company itself would have the power to indemnify any such director or officer against such liability. The Company has such insurance.

     The Certificate of Incorporation of the Company provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended or supplemented. The Certificate of Incorporation further provides that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise. Reference is hereby made to the relevant provisions of the Certificate of Incorporation of the Company which has previously been filed. Any such provision of the Certificate of Incorporation is valid only to the extent it is consistent with Section 145 of the Delaware General Corporation Law.

     The Certificate of Incorporation also contains a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. The provision does not limit a director's liability for (i) breaches of duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith, involving intentional misconduct or involving knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or (iv) transactions in which the director received an improper personal benefit. Depending on judicial interpretation, the provision may not affect liability for violations of the federal securities laws.

     The Company maintains insurance for its officers and directors which provides for indemnification of directors and officers. The premiums for such insurance are paid by the Company.

ITEM 21 TO FORM S-4; ITEM 16 TO FORM S-3. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


  EXHIBIT
    NO.
  -------
    1.1     Underwriting Agreement dated             , 1996 among the Company, the Selling
            Stockholders, and                   .**
    2.1     Acquisition Agreement, dated as of March 9, 1996, and First Amendment thereto, among the Company and Westmark relating to the acquisition of substantially all of the assets of Westmark by the Company.(9)
    3.1     Certificate of Incorporation of the Company -- Exhibit 3.1 to Form 10, File Number
            0-20227, filed July 17, 1992, is incorporated herein by reference.
    3.2     Bylaws of the Company -- Exhibit 3.2 to Form 10, File Number 0-20227, filed July
            17, 1992, is incorporated herein by reference.
    3.3     Certificate of Incorporation of Tracor Aerospace, Inc. (1)
    3.4     Bylaws of Tracor Aerospace, Inc. (1)
    3.5     Certificate of Incorporation of Tracor Applied Sciences, Inc. (1)
    3.6     Bylaws of Tracor Applied Sciences, Inc. (1)
    3.7     Certificate of Incorporation of Tracor Flight Systems, Inc. (1)
    3.8     Bylaws of Tracor Flight Systems, Inc. (1)
    3.9     Certificate of Incorporation of Vitro Corporation, together with Certificate of
            Amendment to Certificate of Incorporation (1)
    3.10    Bylaws of Vitro Corporation (1)
    3.11    Certificate of Incorporation of Vitro Service Corporation (1)
    3.12    Bylaws of Vitro Services Corporation (1)
    3.13    Articles of Incorporation of Quality Systems, Inc. (1)
    3.14    Bylaws of Quality Systems, Inc. (1)
    3.15    Certificate of Incorporation of Vitro Technical Services, Inc. (1)
    3.16    Bylaws of Vitro Technical Services, Inc. (1)
    3.17    Certificate of Incorporation of Vitro Systems International Corporation, together with Certificate of Amendment of Certificate of Incorporation (1)
    3.18    Bylaws of Vitro Systems International Corporation (1)
    3.19    Restated Certificate of Incorporation of GDE Holdings, Inc. (4)
    3.20    Bylaws of GDE Holdings, Inc. (4)

  EXHIBIT
    NO.
  -------
    3.21    Certificate of Incorporation of GDE Systems, Inc. (4)
    3.22    Bylaws of GDE Systems, Inc. (4)
    3.23    Certificate of Incorporation of GDE Systems Imaging, Inc. (4)
    3.24    Bylaws of GDE Systems Imaging, Inc. (4)
    3.25    Restated Certificate of Incorporation of HealthCom, Inc. (4)
    3.26    Bylaws of HealthCom, Inc. (4)
    3.27    Certificate of Incorporation of Helava Associates, Inc. (4)
    3.28    Bylaws of Helava Associates, Inc. (4)
    3.29    Articles of Incorporation of AEL Industries, Inc.(9)
    3.30    Bylaws of AEL Industries, Inc.(9)
    4.1     Registration Rights Agreement, dated as of November 17, 1994, among the Company and each of the holders of registerable securities that executed a counterpart signature page thereto (4)
    4.2     Holders Agreement, dated November 17, 1994, among the Company, Carlyle and the
            Holders party thereto (4)
    4.3     Amendment to Holders Agreement, dated November 17, 1994, among Tracor and Carlyle
            (4)
    4.4     Series A Indenture, dated as of November 17, 1994, among the Company, each
            Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the Series A Notes (4)
    4.5     First Supplemental Indenture, dated as of April 11, 1995, to Indenture dated as of
            November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust
            Company of Texas, N.A., as Trustee, relating to the Series A Notes(9)
    4.6     Second Supplemental Indenture, dated as of February 22, 1996, to Indenture dated as of November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust
            Company of Texas, N.A., as Trustee, relating to the Series A Notes(9)
    4.7     Specimen Series A Note (4)
    4.8     Indenture, dated as of August 15, 1993, among the Company, each Subsidiary
            Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the
            Existing Notes (2)
    4.9     First Supplemental Indenture, dated as of November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee
            relating to the Existing Notes (4)
    4.10    Second Supplemental Indenture, dated as of February 22, 1996, among the Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee
            relating to the Existing Notes(9)
    4.11    Registration Rights Agreement dated as of December 20, 1991 by and among the
            Company, Westmark Systems, Inc. and certain other parties thereto (1)
    4.12    Credit Agreement among Tracor, the lending institutions party to the Credit
            Agreement, Credit Lyonais, Cayman Island Branch, as Co-Agent and Bankers Trust
            Company, as Agent, dated as of August 25, 1993, amended and restated as of November
            17, 1994 and further amended and restated as of February 22, 1996(9)
    4.13    1995 Stock Plan for Employees of Tracor, Inc. and Subsidiaries (6)
    4.14    Specimen Certificate representing Common Stock of Tracor, Inc. (7)
    5.1     Opinion of Winstead Sechrest & Minick P.C. **
   10.1     Form of Employment and Non-Competition Agreement (Form One) (4)
   10.2     Form of Employment and Non-Competition Agreement (Form Two) (4)
   10.3     Form of Employment and Non-Competition Agreement (Form One-A) (4)
   10.4     Form of Employment and Non-Competition Agreement (Form Two-A) (4)
   10.5     Employment Agreement and Executive Stock Agreement, dated November 20, 1992 between
            GDE Systems and Dr. Terry A. Straeter (4)
   10.6     Amendment to Employment Agreement and Executive Stock Agreement, dated November 17,
            1994 between GDE Systems and Dr. Terry A. Straeter (4)
   10.7     Acquisition Agreement dated as of March 9, 1996, by and among the Company and
            Westmark Systems, Inc.(8)

  EXHIBIT
    NO.
  -------
   10.8     Form of Registration Rights Agreement to be entered into by and between the Company and the stockholders signatory thereto(9)
   11.1     Statement regarding computation of income per share -- Tracor(9)
   11.2     Statement regarding computation of income per share -- Pro Forma Tracor and AEL(9)
   21.1     Subsidiaries of the Registrant(9)
   23.1     Consent of Ernst & Young LLP(9)
   23.2     Consent of Price Waterhouse LLP(9)
   23.3     Consent of KPMG Peat Marwick LLP(9)
   23.4     Consent of Ernst & Young LLP(9)
   23.5     Consent of Gordian Group, L.P.(9)
   23.6     Consent of Morgan Stanley & Co. Incorporated(9)
   23.7     Consent of Winstead Sechrest & Minick P.C. (contained in their opinion filed as
            Exhibit 5.1 to the Registration Statement)**
   24.1     Powers of Attorney(9)
   27.1     Financial Data Schedule*


- ---------------
 *  Filed herewith.

**  To be filed by amendment.

(1) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-65448) on July 2, 1993 and incorporated herein by reference.

(2) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-67562) on August 18, 1993 and incorporated herein by reference.

(3) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89886) on March 2, 1995 and incorporated herein by reference.

(4) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on February 17, 1995 and incorporated herein by reference.

(5) Previously filed with the Commission as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on April 12, 1995 and incorporated herein by reference.

(6) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-93186) on June 2, 1995 and incorporated herein by reference.

(7) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-10 (No. 0-20227) on July 17, 1992 and incorporated herein by reference.

(8) Previously filed with the Commission as an exhibit to the Registrant's Current Report on Form 8-K dated March 9, 1996 and incorporated herein by reference.


(9) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-4/S-3 (No. 333-03330) on April 10, 1996 and incorporated herein by reference.


     (b) Financial Statement Schedules -- Tracor, Inc.

     All schedules have been omitted because they are not required under the related instructions or are inapplicable, or because the required information is included elsewhere in the financial statements.

ITEM 22 TO FORM S-4; ITEM 17 TO FORM S-3.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (4) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (sec. 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent in the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on May 9, 1996.


                                          TRACOR, INC.

                                          By:      /s/  JAMES B. SKAGGS
                                             ------------------------------
                                             James B. Skaggs
                                             President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------  -----------------------------------  --------------
By:    /s/  JAMES B. SKAGGS                 Director, President and Chief           May 9, 1996
   ---------------------------------------    Executive Officer (Principal
            James B. Skaggs                   Executive Officer)

By:    /s/  ROBERT K. FLOYD*                Vice President, (Principal              May 9, 1996
   ---------------------------------------    Financial and Accounting Officer
            Robert K. Floyd                   of Registrant)

By:    /s/  JULIAN DAVIDSON*                Director                                May 9, 1996
   ---------------------------------------
            Julian Davidson

By:    /s/  ANTHONY GRILLO*                 Director                                May 9, 1996
   ---------------------------------------
            Anthony Grillo

By:       /s/  BOB MARBUT*                  Director                                May 9, 1996
   ---------------------------------------
               Bob Marbut

By:     /s/  ELVIS L. MASON*                Director                                May 9, 1996
   ---------------------------------------
             Elvis L. Mason

By:   /s/  WILLIAM E. CONWAY*               Director                                May 9, 1996
   ---------------------------------------
            William E. Conway

By:  /s/  THOMAS P. STAFFORD*               Director                                May 9, 1996
   ---------------------------------------
          Thomas P. Stafford

* Signed by James B. Skaggs, as
attorney-in-fact.

By:  /s/  JAMES B. SKAGGS
   ---------------------------------------
          James B. Skaggs
          Attorney-in-fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on May 9, 1996.


                                          TRACOR, INC.

                                          By:      /s/  JAMES B. SKAGGS
                                             ------------------------------
                                             James B. Skaggs
                                             President and Chief Executive
                                               Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------  -----------------------------------  ---------------
By:       /s/  JAMES B. SKAGGS              Director, President and Chief          May 9, 1996
   ---------------------------------------    Executive Officer (Principal
               James B. Skaggs                Executive Officer)

By:      /s/  ROBERT K. FLOYD*              Vice President, (Principal             May 9, 1996
   ---------------------------------------    Financial and Accounting Officer
              Robert K. Floyd                 of Registrant)

By:      /s/  JULIAN DAVIDSON*              Director                               May 9, 1996
   ---------------------------------------
             Julian Davidson

By:      /s/  ANTHONY GRILLO*               Director                               May 9, 1996
   ---------------------------------------
              Anthony Grillo

By:         /s/  BOB MARBUT*                Director                               May 9, 1996
   ---------------------------------------
                Bob Marbut

By:       /s/  ELVIS L. MASON*              Director                               May 9, 1996
   ---------------------------------------
              Elvis L. Mason

By:    /s/  WILLIAM E. CONWAY*              Director                               May 9, 1996
   ---------------------------------------
            William E. Conway

By:   /s/  THOMAS P. STAFFORD*              Director                               May 9, 1996
   ---------------------------------------
            Thomas P. Stafford

* Signed by James B. Skaggs, as
attorney-in-fact.

By:   /s/  JAMES B. SKAGGS
   ---------------------------------------
           James B. Skaggs
          Attorney-in-fact

                               INDEX TO EXHIBITS


  EXHIBIT
    NO.                                            ITEM
  -------   -----------------------------------------------------------------------------------
    1.1     Underwriting Agreement dated             , 1996 among the Company, the Selling
            Stockholders, and                   .**
    2.1     Acquisition Agreement, dated as of March 9, 1996, and First Amendment thereto, among the Company and Westmark relating to the acquisition of substantially all of the assets of Westmark by the Company.(9)
    3.1     Certificate of Incorporation of the Company -- Exhibit 3.1 to Form 10, File Number
            0-20227, filed July 17, 1992, is incorporated herein by reference.
    3.2     Bylaws of the Company -- Exhibit 3.2 to Form 10, File Number 0-20227, filed July
            17, 1992, is incorporated herein by reference.
    3.3     Certificate of Incorporation of Tracor Aerospace, Inc. (1)
    3.4     Bylaws of Tracor Aerospace, Inc. (1)
    3.5     Certificate of Incorporation of Tracor Applied Sciences, Inc. (1)
    3.6     Bylaws of Tracor Applied Sciences, Inc. (1)
    3.7     Certificate of Incorporation of Tracor Flight Systems, Inc. (1)
    3.8     Bylaws of Tracor Flight Systems, Inc. (1)
    3.9     Certificate of Incorporation of Vitro Corporation, together with Certificate of
            Amendment to Certificate of Incorporation (1)
    3.10    Bylaws of Vitro Corporation (1)
    3.11    Certificate of Incorporation of Vitro Service Corporation (1)
    3.12    Bylaws of Vitro Services Corporation (1)
    3.13    Articles of Incorporation of Quality Systems, Inc. (1)
    3.14    Bylaws of Quality Systems, Inc. (1)
    3.15    Certificate of Incorporation of Vitro Technical Services, Inc. (1)
    3.16    Bylaws of Vitro Technical Services, Inc. (1)
    3.17    Certificate of Incorporation of Vitro Systems International Corporation, together with Certificate of Amendment of Certificate of Incorporation (1)
    3.18    Bylaws of Vitro Systems International Corporation (1)
    3.19    Restated Certificate of Incorporation of GDE Holdings, Inc. (4)
    3.20    Bylaws of GDE Holdings, Inc. (4)
    3.21    Certificate of Incorporation of GDE Systems, Inc. (4)
    3.22    Bylaws of GDE Systems, Inc. (4)
    3.23    Certificate of Incorporation of GDE Systems Imaging, Inc. (4)
    3.24    Bylaws of GDE Systems Imaging, Inc. (4)
    3.25    Restated Certificate of Incorporation of HealthCom, Inc. (4)
    3.26    Bylaws of HealthCom, Inc. (4)
    3.27    Certificate of Incorporation of Helava Associates, Inc. (4)
    3.28    Bylaws of Helava Associates, Inc. (4)
    3.29    Articles of Incorporation of AEL Industries, Inc.(9)
    3.30    Bylaws of AEL Industries, Inc.(9)
    4.1     Registration Rights Agreement, dated as of November 17, 1994, among the Company and each of the holders of registerable securities that executed a counterpart signature page thereto (4)
    4.2     Holders Agreement, dated November 17, 1994, among the Company, Carlyle and the
            Holders party thereto (4)
    4.3     Amendment to Holders Agreement, dated November 17, 1994, among Tracor and Carlyle
            (4)
    4.4     Series A Indenture, dated as of November 17, 1994, among the Company, each
            Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the Series A Notes (4)

  EXHIBIT
    NO.                                            ITEM
  -------   -----------------------------------------------------------------------------------
    4.5     First Supplemental Indenture, dated as of April 11, 1995, to Indenture dated as of
            November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust
            Company of Texas, N.A., as Trustee, relating to the Series A Notes(9)
    4.6     Second Supplemental Indenture, dated as of February 22, 1996, to Indenture dated as of November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust
            Company of Texas, N.A., as Trustee, relating to the Series A Notes(9)
    4.7     Specimen Series A Note (4)
    4.8     Indenture, dated as of August 15, 1993, among the Company, each Subsidiary
            Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee, relating to the
            Existing Notes (2)
    4.9     First Supplemental Indenture, dated as of November 17, 1994, among the Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee
            relating to the Existing Notes (4)
    4.10    Second Supplemental Indenture, dated as of February 22, 1996, among the Company, each Subsidiary Guarantor, and U.S. Trust Company of Texas, N.A., as Trustee
            relating to the Existing Notes(9)
    4.11    Registration Rights Agreement dated as of December 20, 1991 by and among the
            Company, Westmark Systems, Inc. and certain other parties thereto (1)
    4.12    Credit Agreement among Tracor, the lending institutions party to the Credit
            Agreement, Credit Lyonais, Cayman Island Branch, as Co-Agent and Bankers Trust
            Company, as Agent, dated as of August 25, 1993, amended and restated as of November
            17, 1994 and further amended and restated as of February 22, 1996(9)
    4.13    1995 Stock Plan for Employees of Tracor, Inc. and Subsidiaries (6)
    4.14    Specimen Certificate representing Common Stock of Tracor, Inc. (7)
    5.1     Opinion of Winstead Sechrest & Minick P.C. **
   10.1     Form of Employment and Non-Competition Agreement (Form One) (4)
   10.2     Form of Employment and Non-Competition Agreement (Form Two) (4)
   10.3     Form of Employment and Non-Competition Agreement (Form One-A) (4)
   10.4     Form of Employment and Non-Competition Agreement (Form Two-A) (4)
   10.5     Employment Agreement and Executive Stock Agreement, dated November 20, 1992 between
            GDE Systems and Dr. Terry A. Straeter (4)
   10.6     Amendment to Employment Agreement and Executive Stock Agreement, dated November 17,
            1994 between GDE Systems and Dr. Terry A. Straeter (4)
   10.7     Acquisition Agreement dated as of March 9, 1996, by and among the Company and
            Westmark Systems, Inc.(8)
   10.8     Form of Registration Rights Agreement to be entered into by and between the Company and the stockholders signatory thereto(9)
   11.1     Statement regarding computation of income per share -- Tracor(9)
   11.2     Statement regarding computation of income per share -- Pro Forma Tracor and AEL(9)
   21.1     Subsidiaries of the Registrant(9)
   23.1     Consent of Ernst & Young LLP(9)
   23.2     Consent of Price Waterhouse LLP(9)
   23.3     Consent of KPMG Peat Marwick LLP(9)
   23.4     Consent of Ernst & Young LLP(9)
   23.5     Consent of Gordian Group, L.P.(9)
   23.6     Consent of Morgan Stanley & Co. Incorporated(9)
   23.7     Consent of Winstead Sechrest & Minick P.C. (contained in their opinion filed as
            Exhibit 5.1 to the Registration Statement)**
   24.1     Powers of Attorney (set forth on the signature page hereof)(9)
   27.1     Financial Data Schedule*


- ---------------
 *  Filed herewith.

**  To be filed by amendment.

(1) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-65448) on July 2, 1993 and incorporated herein by reference.

(2) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-67562) on August 18, 1993 and incorporated herein by reference.

(3) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89886) on March 2, 1995 and incorporated herein by reference.

(4) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on February 17, 1995 and incorporated herein by reference.

(5) Previously filed with the Commission as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (No. 33-89578) on April 12, 1995 and incorporated herein by reference.

(6) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-93186) on June 2, 1995 and incorporated herein by reference.

(7) Previously filed with the Commission as an exhibit to the Registrant's Registration Statement on Form S-10 (No. 0-20227) on July 17, 1992 and incorporated herein by reference.

(8) Previously filed with the Commission as an exhibit to the Registrant's Current Report on Form 8-K dated March 9, 1996 and incorporated herein by reference.


(9) Previously Filed